**ING Life Insurance and Annuity Company**
**and its**
**Variable Annuity Account C**

**University of Texas System Retirement Programs**

**Supplement dated May 7, 2010 to the Contract Prospectus, dated April 30, 2010**

The following information updates and amends certain information contained in your variable annuity Contract Prospectus. Please read it carefully and keep it with your current Contract Prospectus for future reference.

1.  All references in the Contract Prospectus to the Statement of Additional Information dated April 30, 2010 are deleted and replaced with the Statement of Additional Information dated May 7, 2010.

2.  The following section replaces the "For Master Applications Only" form at the end of the Contract Prospectus.

Please tear off, complete and return the form below to acknowledge receipt of the prospectus and to order a free Statement of Additional Information.

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

*FOR MASTER APPLICATIONS ONLY*

*I hereby acknowledge receipt of a Variable Annuity Account C prospectus dated April 30, 2010, as well as all current prospectuses pertaining to the variable investment options available under the Contracts.*

*____Please send a Variable Annuity Account C Statement of Additional Information (Form No. SAI.134760-10A) dated May 7, 2010.*

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**CONTRACT HOLDER'S SIGNATURE**

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**DATE**

(This Page Intentionally Left Blank)


**VARIABLE ANNUITY ACCOUNT C**
**OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**


**Statement of Additional Information dated May 7, 2010**
**For**
**UNIVERSITY OF TEXAS SYSTEM RETIREMENT PROGRAMS**

**Group Variable Annuity Contracts**

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus for Variable Annuity Account C (the "Separate Account") dated April 30, 2010.

A free prospectus is available upon request from the local ING Life Insurance and Annuity Company office or by writing to or calling:

ING
USFS Customer Service
Defined Contribution Administration
P.O. Box 990063
Windsor, CT 06095-0063

1-800-262-3862

Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information have the same meaning as in the prospectus.

**TABLE OF CONTENTS**

# GENERAL INFORMATION AND HISTORY

ING Life Insurance and Annuity Company (the Company, we, us, our) is a stock life insurance company which was organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. Through a merger, it succeeded to the business of Aetna Variable Annuity Life Insurance Company (formerly Participating Annuity Life Insurance Company organized in 1954).

The Company is an indirect wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management and is a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc. The Company is engaged in the business of issuing life insurance policies and annuity contracts. Our Home Office is located at One Orange Way, Windsor, Connecticut 06095-4774.

The Company serves as the depositor for the separate account.

Other than the mortality and expense risk charge described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative costs or distribution costs from the funds or affiliates of the funds used as funding options under the contract. (See "Fees" in the prospectus.)

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.


# VARIABLE ANNUITY ACCOUNT C

Variable Annuity Account C is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission (SEC) as a unit investment trust under the Investment Company Act of 1940, as amended. Payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contract. We may make additions to, deletions from or substitution of available variable investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization.

Complete descriptions of each of the funds, including their investment objectives, policies, risks and fees and expenses, is contained in the prospectuses and statements of additional information for each of the funds.

## OFFERING AND PURCHASE OF CONTRACTS

The Company's subsidiary, ING Financial Advisers, LLC serves as the principal underwriter for contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774. The contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of ING Financial Advisers, LLC or of other registered broker-dealers who have entered into sales arrangements with ING Financial Advisers, LLC. The offering of the contracts is continuous. A description of the manner in which contracts are purchased may be found in the prospectus under the sections titled "Contract – Ownership and Rights" and "Your Account Value."

Compensation paid to the principal underwriter, ING Financial Advisers, LLC, for the years ending December 31, 2009, 2008 and 2007 amounted to $44,259,566.54, $43,901,529.15, and $44,267,199.63 respectively. These amounts reflect compensation paid to ING Financial Advisers, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account C of ING Life Insurance and Annuity Company.

## INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (see "The Income Phase" in the prospectus), the value of your account is determined using accumulation unit values as of the tenth valuation before the first income phase payment is due. Such value (less any applicable premium tax charge) is applied to provide income phase payments to you in accordance with the payment option and investment options elected.

The Annuity option tables found in the contract show, for each option, the amount of the first income phase payment for each $1,000 of value applied. When you select variable income payments, your account value purchases annuity units of the separate account subaccounts corresponding to the funds you select. The number of annuity units purchased is based on your account value and the value of each unit on the day the annuity units are purchased. Thereafter, variable payments fluctuate as the Annuity Unit value(s) fluctuates with the investment experience of the selected investment option(s). The first income phase payment and subsequent income phase payments also vary depending on the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first income phase payment, but income phase payments will increase thereafter only to the extent that the net investment rate increases by more than 5% on an annual basis.

Income phase payments would decline if the rate failed to increase by 5%. Use of the 3.5% assumed rate causes a lower first income phase payment, but subsequent income phase payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

When the income phase begins, the annuitant is credited with a fixed number of Annuity Units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first income phase payment based upon a particular investment option, and (b) is the then current Annuity Unit value for that investment option. As noted, Annuity Unit values fluctuate from one valuation to the next (see "Your Account Value" in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a ten day valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

<p style="text-align:center">EXAMPLE:</p>

Assume that, at the date income phase payments are to begin, there are 3,000 accumulation units credited under a particular contract or account and that the value of an accumulation unit for the tenth valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax charge is payable and that the annuity table in the contract provides, for the income phase payment option elected, a first monthly variable income phase payment of $6.68 per $1000 of value applied; the annuitant's first monthly income phase payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an Annuity Unit upon the valuation on which the first income phase payment was due was $13.400000. When this value is divided into the first monthly income phase payment, the number of Annuity Units is determined to be 20.414. The value of this number of Annuity Units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the tenth valuation preceding the due date of the second monthly income phase payment, multiplying this factor by $.9971779^* = .9999058^{30}$ (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of Annuity Units determined above) produces a result of 1.000442. This is then multiplied by the Annuity Unit value for the prior valuation ($13.400000 from above) to produce an Annuity Unit value of $13.405928 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of Annuity Units by the current Annuity Unit value, or 20.414 times $13.405928, which produces a payment of $273.67.

*If an assumed net investment rate of 5% is elected, the appropriate factor to take into account such assumed rate would be $.9959968 = .9998663^{30}$.

<p style="text-align:center"><strong>SALES MATERIAL AND ADVERTISING</strong></p>

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as, personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar's Variable Annuity/Life Performance Report and Lipper's Variable Insurance Performance Analysis Service (VIPPAS), which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize funds in terms of the asset classes they represent and use such categories in marketing material for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports, such as The Wall Street Journal, Money Magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

## EXPERTS

The statements of assets and liabilities of the Variable Annuity Account C, of ING Life Insurance and Annuity Company, as of December 31, 2009, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the consolidated financial statements of ING Life Insurance and Annuity Company as of December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is Suite 1000, 55 Ivan Allen Jr. Boulevard, Atlanta, GA 30308.

**FINANCIAL STATEMENTS**
**Variable Annuity Account C of**
**ING Life Insurance and Annuity Company**
*Year ended December 31, 2009*
*with Report of Independent Registered Public Accounting Firm*

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**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Financial Statements**
**Year ended December 31, 2009**

# Contents

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# Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ING Life Insurance and Annuity Company

We have audited the accompanying statements of assets and liabilities of the investment divisions (the "Divisions") constituting Variable Annuity Account C of ING Life Insurance and Annuity Company (the "Account") as of December 31, 2009, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

AIM Growth Series:
   AIM Mid Cap Core Equity Fund - Class A
   AIM Small Cap Growth Fund - Class A
AIM Investment Funds:
   AIM Global Health Care Fund - Investor Class
AIM Variable Insurance Funds:
   AIM V.I. Capital Appreciation Fund - Series I Shares
   AIM V.I. Core Equity Fund - Series I Shares
The Alger Fund II:
   Alger Green Fund - Class A
AllianceBernstein Growth and Income Fund, Inc.:
   AllianceBernstein Growth and Income Fund, Inc. - Class A
AllianceBernstein Variable Products Series Fund, Inc.:
   AllianceBernstein Growth and Income Portfolio - Class A
Allianz Funds:
   Allianz NFJ Dividend Value Fund - Class A
   Allianz NFJ Large-Cap Value Fund - Institutional Class
   Allianz NFJ Small-Cap Value Fund - Class A
Amana Mutual Funds Trust:
   Amana Growth Fund
   Amana Income Fund
American Balanced Fund®, Inc.:
   American Balanced Fund® - Class R-3
American Century Government Income Trust:
   American Century Inflation-Adjusted Bond Fund - Investor Class
American Century Quantitative Equity Funds, Inc.:
   American Century Income & Growth Fund - A Class
Ariel Investment Trust:
   Ariel Appreciation Fund
   Ariel Fund
Artisan Funds, Inc.:
   Artisan International Fund - Investor Shares
BlackRock Mid Cap Value Opportunities Series, Inc.:
   BlackRock Mid Cap Value Opportunities Fund - Investor A
     Shares
The Bond Fund of America℠, Inc.:
   The Bond Fund of America℠, Inc. - Class R-4
Calvert Variable Series, Inc.:
   Calvert Social Balanced Portfolio
Capital World Growth & Income Fund℠, Inc.:
   Capital World Growth & Income Fund℠, Inc. - Class R-3
Columbia Acorn Trust:
   Columbia℠ Acorn Fund® - Class Z
Columbia Funds Series Trust:
   Columbia Mid Cap Value Fund - Class A
   Columbia Mid Cap Value Fund - Class Z

CRM Mutual Fund Trust:
   CRM Mid Cap Value Fund - Investor Shares
DWS Institutional Funds:
   DWS Equity 500 Index Fund - Class S
Eaton Vance Special Investment Trust:
   Eaton Vance Large-Cap Value Fund - Class R
EuroPacific Growth Fund®:
   EuroPacific Growth Fund® - Class R-3
   EuroPacific Growth Fund® - Class R-4
Evergreen Equity Trust:
   Evergreen Special Values Fund - Class A
Fidelity® Variable Insurance Products:
   Fidelity® VIP Equity-Income Portfolio - Initial Class
   Fidelity® VIP Growth Portfolio - Initial Class
   Fidelity® VIP High Income Portfolio - Initial Class
   Fidelity® VIP Overseas Portfolio - Initial Class
Fidelity® Variable Insurance Products II:
   Fidelity® VIP Contrafund® Portfolio - Initial Class
   Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® Variable Insurance Products III:
   Fidelity® VIP Mid Cap Portfolio - Initial Class
Fidelity® Variable Insurance Products V:
   Fidelity® VIP Asset Manager℠ Portfolio - Initial Class
Franklin Mutual Series Fund Inc.:
   Mutual Global Discovery Fund - Class R
Franklin Strategic Series:
   Franklin Small-Mid Cap Growth Fund - Class A
Franklin Templeton Variable Insurance Products Trust:
   Franklin Small Cap Value Securities Fund - Class 2
Fundamental Investors℠, Inc.:
   Fundamental Investors℠, Inc. - Class R-3
   Fundamental Investors℠, Inc. - Class R-4
The Growth Fund of America®, Inc.:
   The Growth Fund of America® - Class R-3
   The Growth Fund of America® - Class R-4
The Income Fund of America®, Inc.:
   The Income Fund of America® - Class R-3
ING Balanced Portfolio, Inc.:
   ING Balanced Portfolio - Class I
ING Equity Trust:
   ING Financial Services Fund - Class A
   ING Real Estate Fund - Class A
ING Funds Trust:
   ING GNMA Income Fund - Class A
   ING Intermediate Bond Fund - Class A

ING Intermediate Bond Portfolio:
  ING Intermediate Bond Portfolio - Class I
  ING Intermediate Bond Portfolio - Class S
ING Investors Trust:
  ING AllianceBernstein Mid Cap Growth Portfolio - Service Class
  ING Artio Foreign Portfolio - Service Class
  ING BlackRock Large Cap Growth Portfolio - Institutional Class
  ING BlackRock Large Cap Growth Portfolio - Service Class
  ING BlackRock Large Cap Growth Portfolio - Service 2 Class
  ING Clarion Global Real Estate Portfolio - Institutional Class
  ING Clarion Real Estate Portfolio - Institutional Class
  ING Clarion Real Estate Portfolio - Service Class
  ING Evergreen Health Sciences Portfolio - Service Class
  ING Evergreen Omega Portfolio - Service Class
  ING FMR$^{SM}$ Diversified Mid Cap Portfolio - Service Class
  ING Global Resources Portfolio - Institutional Class
  ING Global Resources Portfolio - Service Class
  ING Growth and Income Portfolio II - Service Class
  ING Index Plus International Equity Portfolio - Institutional Class
  ING Index Plus International Equity Portfolio - Service Class
  ING Janus Contrarian Portfolio - Service Class
  ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class
  ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class
  ING JPMorgan Emerging Markets Equity Portfolio - Service Class
  ING JPMorgan Small Cap Core Equity Portfolio - Service Class
  ING JPMorgan Value Opportunities Portfolio - Institutional Class
  ING JPMorgan Value Opportunities Portfolio - Service Class
  ING Lord Abbett Affiliated Portfolio - Institutional Class
  ING Lord Abbett Affiliated Portfolio - Service Class
  ING Marsico Growth Portfolio - Institutional Class
  ING Marsico Growth Portfolio - Service Class
  ING Marsico International Opportunities Portfolio - Adviser Class
  ING Marsico International Opportunities Portfolio - Service Class
  ING MFS Total Return Portfolio - Adviser Class
  ING MFS Total Return Portfolio - Institutional Class
  ING MFS Total Return Portfolio - Service Class
  ING MFS Utilities Portfolio - Service Class
  ING Oppenheimer Main Street Portfolio® - Service Class
  ING PIMCO High Yield Portfolio - Institutional Class
  ING PIMCO High Yield Portfolio - Service Class
  ING Pioneer Equity Income Portfolio - Institutional Class
  ING Pioneer Equity Income Portfolio - Service Class
  ING Pioneer Fund Portfolio - Institutional Class
  ING Pioneer Fund Portfolio - Service Class
  ING Pioneer Mid Cap Value Portfolio - Adviser Class
  ING Pioneer Mid Cap Value Portfolio - Institutional Class
  ING Pioneer Mid Cap Value Portfolio - Service Class
  ING Stock Index Portfolio - Institutional Class
  ING T. Rowe Price Capital Appreciation Portfolio - Service Class
  ING T. Rowe Price Equity Income Portfolio - Adviser Class
  ING T. Rowe Price Equity Income Portfolio - Service Class
  ING Templeton Global Growth Portfolio - Institutional Class
  ING Templeton Global Growth Portfolio - Service Class

ING Investors Trust (continued):
  ING Van Kampen Capital Growth Portfolio - Institutional Class
  ING Van Kampen Capital Growth Portfolio - Service Class
  ING Van Kampen Growth and Income Portfolio - Service Class
  ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
ING Money Market Portfolio:
  ING Money Market Portfolio - Class I
ING Mutual Funds:
  ING Global Real Estate Fund - Class A
  ING International Capital Appreciation Fund - Class I
  ING International Growth Opportunities Fund - Class Q
  ING International SmallCap Multi-Manager Fund - Class A
ING Partners, Inc.:
  ING American Century Large Company Value Portfolio - Adviser Class
  ING American Century Large Company Value Portfolio - Service Class
  ING American Century Small-Mid Cap Value Portfolio - Adviser Class
  ING American Century Small-Mid Cap Value Portfolio - Service Class
  ING Baron Asset Portfolio - Service Class
  ING Baron Small Cap Growth Portfolio - Adviser Class
  ING Baron Small Cap Growth Portfolio - Service Class
  ING Columbia Small Cap Value Portfolio - Adviser Class
  ING Columbia Small Cap Value Portfolio - Service Class
  ING Davis New York Venture Portfolio - Service Class
  ING Fidelity® VIP Mid Cap Portfolio - Service Class
  ING Index Solution 2015 Portfolio - Adviser Class
  ING Index Solution 2025 Portfolio - Adviser Class
  ING Index Solution 2035 Portfolio - Adviser Class
  ING Index Solution 2045 Portfolio - Adviser Class
  ING Index Solution Income Portfolio - Adviser Class
  ING JPMorgan Mid Cap Value Portfolio - Adviser Class
  ING JPMorgan Mid Cap Value Portfolio - Service Class
  ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class
  ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class
  ING Legg Mason Partners Aggressive Growth Portfolio - Service Class
  ING Neuberger Berman Partners Portfolio - Service Class
  ING Oppenheimer Global Portfolio - Adviser Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING Oppenheimer Global Portfolio - Service Class
  ING Oppenheimer Strategic Income Portfolio - Adviser Class
  ING Oppenheimer Strategic Income Portfolio - Initial Class
  ING Oppenheimer Strategic Income Portfolio - Service Class
  ING PIMCO Total Return Portfolio - Adviser Class
  ING PIMCO Total Return Portfolio - Service Class
  ING Pioneer High Yield Portfolio - Initial Class
  ING Pioneer High Yield Portfolio - Service Class
  ING Solution 2015 Portfolio - Adviser Class
  ING Solution 2015 Portfolio - Service Class
  ING Solution 2025 Portfolio - Adviser Class
  ING Solution 2025 Portfolio - Service Class
  ING Solution 2035 Portfolio - Adviser Class
  ING Solution 2035 Portfolio - Service Class
  ING Solution 2045 Portfolio - Adviser Class
  ING Solution 2045 Portfolio - Service Class

ING Partners, Inc. (continued):
   ING Solution Growth and Income Portfolio - Service Class
   ING Solution Growth Portfolio - Service Class
   ING Solution Income Portfolio - Adviser Class
   ING Solution Income Portfolio - Service Class
   ING T. Rowe Price Diversified Mid Cap Growth Portfolio -
     Adviser Class
   ING T. Rowe Price Diversified Mid Cap Growth Portfolio -
     Initial Class
   ING T. Rowe Price Diversified Mid Cap Growth Portfolio -
     Service Class
   ING T. Rowe Price Growth Equity Portfolio - Adviser Class
   ING T. Rowe Price Growth Equity Portfolio - Initial Class
   ING T. Rowe Price Growth Equity Portfolio - Service Class
   ING Templeton Foreign Equity Portfolio - Adviser Class
   ING Templeton Foreign Equity Portfolio - Initial Class
   ING Templeton Foreign Equity Portfolio - Service Class
   ING Thornburg Value Portfolio - Adviser Class
   ING Thornburg Value Portfolio - Initial Class
   ING UBS U.S. Large Cap Equity Portfolio - Adviser Class
   ING UBS U.S. Large Cap Equity Portfolio - Initial Class
   ING UBS U.S. Large Cap Equity Portfolio - Service Class
   ING Van Kampen Comstock Portfolio - Adviser Class
   ING Van Kampen Comstock Portfolio - Service Class
   ING Van Kampen Equity and Income Portfolio - Adviser Class
   ING Van Kampen Equity and Income Portfolio - Initial Class
   ING Van Kampen Equity and Income Portfolio - Service Class
ING Series Fund, Inc.:
   ING Growth and Income Fund - Class A
ING Strategic Allocation Portfolios, Inc.:
   ING Strategic Allocation Conservative Portfolio - Class I
   ING Strategic Allocation Growth Portfolio - Class I
   ING Strategic Allocation Moderate Portfolio - Class I
ING Variable Funds:
   ING Growth and Income Portfolio - Class A
   ING Growth and Income Portfolio - Class I
   ING Growth and Income Portfolio - Class S
ING Variable Insurance Trust:
   ING GET U.S. Core Portfolio - Series 3
   ING GET U.S. Core Portfolio - Series 5
   ING GET U.S. Core Portfolio - Series 6
   ING GET U.S. Core Portfolio - Series 7
   ING GET U.S. Core Portfolio - Series 8
   ING GET U.S. Core Portfolio - Series 9
   ING GET U.S. Core Portfolio - Series 10
   ING GET U.S. Core Portfolio - Series 11
ING Variable Portfolios, Inc.:
   ING BlackRock Science and Technology Opportunities
     Portfolio - Class I
   ING Index Plus LargeCap Portfolio - Class I
   ING Index Plus LargeCap Portfolio - Class S
   ING Index Plus MidCap Portfolio - Class I
   ING Index Plus MidCap Portfolio - Class S
   ING Index Plus SmallCap Portfolio - Class I
   ING Index Plus SmallCap Portfolio - Class S
   ING International Index Portfolio - Class I
   ING International Index Portfolio - Class S
   ING Opportunistic Large Cap Growth Portfolio - Class I
   ING Opportunistic Large Cap Portfolio - Class I
   ING Russell™ Large Cap Growth Index Portfolio - Class I

ING Variable Portfolios, Inc. (continued):
   ING Russell™ Large Cap Growth Index Portfolio - Class S
   ING Russell™ Large Cap Index Portfolio - Class I
   ING Russell™ Large Cap Value Index Portfolio - Class I
   ING Russell™ Large Cap Value Index Portfolio - Class S
   ING Russell™ Mid Cap Growth Index Portfolio - Class S
   ING Russell™ Mid Cap Index Portfolio - Class I
   ING Russell™ Small Cap Index Portfolio - Class I
   ING Small Company Portfolio - Class I
   ING Small Company Portfolio - Class S
   ING U.S. Bond Index Portfolio - Class I
ING Variable Products Trust:
   ING International Value Portfolio - Class I
   ING International Value Portfolio - Class S
   ING MidCap Opportunities Portfolio - Class I
   ING MidCap Opportunities Portfolio - Class S
   ING SmallCap Opportunities Portfolio - Class I
   ING SmallCap Opportunities Portfolio - Class S
Janus Aspen Series:
   Janus Aspen Series Balanced Portfolio - Institutional Shares
   Janus Aspen Series Enterprise Portfolio - Institutional Shares
   Janus Aspen Series Flexible Bond Portfolio - Institutional Shares
   Janus Aspen Series Janus Portfolio - Institutional Shares
   Janus Aspen Series Worldwide Portfolio - Institutional Shares
The Lazard Funds, Inc.:
   Lazard U.S. Mid Cap Equity Portfolio - Open Shares
LKCM Funds:
   LKCM Aquinas Growth Fund
Loomis Sayles Funds I:
   Loomis Sayles Small Cap Value Fund - Retail Class
Lord Abbett Mid Cap Value Fund, Inc.:
   Lord Abbett Mid-Cap Value Fund, Inc. - Class A
Lord Abbett Research Fund, Inc.:
   Lord Abbett Small-Cap Value Fund - Class A
Lord Abbett Series Fund, Inc.:
   Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC
Massachusetts Investors Growth Stock Fund:
   Massachusetts Investors Growth Stock Fund - Class A
Morgan Stanley Institutional Fund Trust:
   Morgan Stanley U.S. Small Cap Value Portfolio - Class I
Neuberger Berman Equity Funds®:
   Neuberger Berman Socially Responsive Fund® - Trust Class
New Perspective Fund®, Inc.:
   New Perspective Fund®, Inc. - Class R-3
   New Perspective Fund®, Inc. - Class R-4
Oppenheimer Capital Appreciation Fund:
   Oppenheimer Capital Appreciation Fund - Class A
Oppenheimer Developing Markets Fund:
   Oppenheimer Developing Markets Fund - Class A
Oppenheimer Variable Account Funds:
   Oppenheimer Global Securities/VA
   Oppenheimer Main Street Fund®/VA
   Oppenheimer Main Street Small Cap Fund®/VA
   Oppenheimer MidCap Fund/VA
   Oppenheimer Strategic Bond Fund/VA
Pax World Funds Series Trust I:
   Pax World Balanced Fund
PIMCO Variable Insurance Trust:
   PIMCO Real Return Portfolio - Administrative Class

Pioneer High Yield Fund:
    Pioneer High Yield Fund - Class A
Pioneer Variable Contracts Trust:
    Pioneer Emerging Markets VCT Portfolio - Class I
    Pioneer Equity Income VCT Portfolio - Class I
    Pioneer High Yield VCT Portfolio - Class I
    Pioneer Mid Cap Value VCT Portfolio - Class I
Premier VIT:
    Premier VIT OpCap Mid Cap Portfolio - Class I
RiverSource® Investment Series, Inc.:
    RiverSource® Diversified Equity Income Fund - Class R-3
    RiverSource® Diversified Equity Income Fund - Class R-4
SmallCap World Fund, Inc.:
    SMALLCAP World Fund® - Class R-4
T. Rowe Price Mid-Cap Value Fund, Inc.:
    T. Rowe Price Mid-Cap Value Fund - R Class
T. Rowe Price Value Fund, Inc.:
    T. Rowe Price Value Fund - Advisor Class

Templeton Funds, Inc.:
    Templeton Foreign Fund - Class A
Templeton Income Trust:
    Templeton Global Bond Fund - Class A
Van Kampen Equity Trust:
    Van Kampen Small Cap Value Fund - Class A
Vanguard® Variable Insurance Fund:
    Diversified Value Portfolio
    Equity Income Portfolio
    Small Company Growth Portfolio
Wanger Advisors Trust:
    Wanger International
    Wanger Select
    Wanger USA
Washington Mutual Investors Fund$^{SM}$, Inc.:
    Washington Mutual Investors Fund$^{SM}$, Inc. - Class R-3
    Washington Mutual Investors Fund$^{SM}$, Inc. - Class R-4
Wells Fargo Funds Trust:
    Wells Fargo Advantage Small Cap Value Fund - Class A

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2009, by correspondence with the transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective Divisions constituting Variable Annuity Account C of ING Life Insurance and Annuity Company at December 31, 2009, the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young, LLP

Atlanta, Georgia
April 8, 2010

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2009**
*(Dollars in thousands)*

| | AIM Mid Cap Core Equity Fund - Class A | AIM Small Cap Growth Fund - Class A | AIM Global Health Care Fund - Investor Class | AIM V.I. Capital Appreciation Fund - Series I Shares | AIM V.I. Core Equity Fund - Series I Shares |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 2,312 | $ 31 | $ 164 | $ 20,643 | $ 38,603 |
| Total assets | 2,312 | 31 | 164 | 20,643 | 38,603 |
| Net assets | $ 2,312 | $ 31 | $ 164 | $ 20,643 | $ 38,603 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 2,312 | $ 31 | $ 164 | $ 20,607 | $ 37,977 |
| Contracts in payout (annuitization) | - | - | - | 36 | 626 |
| Total net assets | $ 2,312 | $ 31 | $ 164 | $ 20,643 | $ 38,603 |
| | | | | | |
| Total number of mutual fund shares | 110,348 | 1,376 | 6,423 | 1,015,391 | 1,549,095 |
| | | | | | |
| Cost of mutual fund shares | $ 2,080 | $ 37 | $ 165 | $ 25,583 | $ 37,019 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2009**
*(Dollars in thousands)*

| | Alger Green Fund - Class A | AllianceBernstein Growth and Income Fund, Inc. - Class A | AllianceBernstein Growth and Income Portfolio - Class A | Allianz NFJ Dividend Value Fund - Class A | Allianz NFJ Large-Cap Value Fund - Institutional Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 1,064 | $ 196 | $ 434 | $ 134 | $ 1,179 |
| Total assets | 1,064 | 196 | 434 | 134 | 1,179 |
| Net assets | $ 1,064 | $ 196 | $ 434 | $ 134 | $ 1,179 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,064 | $ 196 | $ 434 | $ 134 | $ 1,179 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 1,064 | $ 196 | $ 434 | $ 134 | $ 1,179 |
| | | | | | |
| Total number of mutual fund shares | 184,703 | 66,599 | 28,572 | 12,939 | 93,065 |
| | | | | | |
| Cost of mutual fund shares | $ 987 | $ 226 | $ 557 | $ 121 | $ 997 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Assets and Liabilities**
**December 31, 2009**
*(Dollars in thousands)*

| | Allianz NFJ Small-Cap Value Fund - Class A | Amana Growth Fund | Amana Income Fund | American Balanced Fund® - Class R-3 | American Century Inflation- Adjusted Bond Fund - Investor Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 563 | $ 5,651 | $ 10,356 | $ 5,796 | $ 9,060 |
| Total assets | 563 | 5,651 | 10,356 | 5,796 | 9,060 |
| Net assets | $ 563 | $ 5,651 | $ 10,356 | $ 5,796 | $ 9,060 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 563 | $ 5,651 | $ 10,356 | $ 5,796 | $ 9,060 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 563 | $ 5,651 | $ 10,356 | $ 5,796 | $ 9,060 |
| | | | | | |
| Total number of mutual fund shares | 24,285 | 264,909 | 360,946 | 358,859 | 787,856 |
| | | | | | |
| Cost of mutual fund shares | $ 608 | $ 5,132 | $ 9,579 | $ 6,153 | $ 9,007 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2009
*(Dollars in thousands)*

| | American Century Income & Growth Fund - A Class | Ariel Appreciation Fund | Ariel Fund | Artisan International Fund - Investor Shares | BlackRock Mid Cap Value Opportunities Fund - Investor A Shares |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 4,656 | $ 622 | $ 1,271 | $ 1,829 | $ 263 |
| Total assets | 4,656 | 622 | 1,271 | 1,829 | 263 |
| Net assets | $ 4,656 | $ 622 | $ 1,271 | $ 1,829 | $ 263 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 4,656 | $ 622 | $ 1,271 | $ 1,829 | $ 263 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 4,656 | $ 622 | $ 1,271 | $ 1,829 | $ 263 |
| | | | | | |
| Total number of mutual fund shares | 218,377 | 17,547 | 32,964 | 88,523 | 19,881 |
| | | | | | |
| Cost of mutual fund shares | $ 6,103 | $ 592 | $ 1,143 | $ 1,572 | $ 247 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2009
*(Dollars in thousands)*

| | The Bond Fund of America℠, Inc. - Class R-4 | Calvert Social Balanced Portfolio | Capital World Growth & Income Fund℠, Inc. - Class R-3 | Columbia℠ Acorn Fund® - Class Z | Columbia Mid Cap Value Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 5,982 | $ 42,394 | $ 14 | $ 2,451 | $ 2,961 |
| Total assets | 5,982 | 42,394 | 14 | 2,451 | 2,961 |
| Net assets | $ 5,982 | $ 42,394 | $ 14 | $ 2,451 | $ 2,961 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 5,982 | $ 42,279 | $ 14 | $ 2,451 | $ 2,961 |
| Contracts in payout (annuitization) | - | 115 | - | - | - |
| Total net assets | $ 5,982 | $ 42,394 | $ 14 | $ 2,451 | $ 2,961 |
| | | | | | |
| Total number of mutual fund shares | 506,960 | 27,654,180 | 427 | 99,303 | 267,507 |
| | | | | | |
| Cost of mutual fund shares | $ 5,654 | $ 48,898 | $ 14 | $ 2,068 | $ 2,298 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2009
*(Dollars in thousands)*

| | Columbia Mid Cap Value Fund - Class Z | | CRM Mid Cap Value Fund - Investor Shares | | DWS Equity 500 Index Fund - Class S | | Eaton Vance Large-Cap Value Fund - Class R | | EuroPacific Growth Fund® - Class R-3 | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 1,314 | $ | 70 | $ | 247 | $ | 13 | $ | 11,577 |
| Total assets | | 1,314 | | 70 | | 247 | | 13 | | 11,577 |
| Net assets | $ | 1,314 | $ | 70 | $ | 247 | $ | 13 | $ | 11,577 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 1,314 | $ | 70 | $ | 247 | $ | 13 | $ | 11,577 |
| Contracts in payout (annuitization) | | - | | - | | - | | - | | - |
| Total net assets | $ | 1,314 | $ | 70 | $ | 247 | $ | 13 | $ | 11,577 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 118,627 | | 2,932 | | 1,974 | | 804 | | 307,248 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 1,069 | $ | 66 | $ | 270 | $ | 13 | $ | 12,778 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2009**
*(Dollars in thousands)*

| | EuroPacific Growth Fund® - Class R-4 | Evergreen Special Values Fund - Class A | Fidelity® VIP Equity-Income Portfolio - Initial Class | Fidelity® VIP Growth Portfolio - Initial Class | Fidelity® VIP High Income Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 247,037 | $ 82,713 | $ 263,715 | $ 190,848 | $ 9,003 |
| Total assets | 247,037 | 82,713 | 263,715 | 190,848 | 9,003 |
| Net assets | $ 247,037 | $ 82,713 | $ 263,715 | $ 190,848 | $ 9,003 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 247,037 | $ 82,713 | $ 260,811 | $ 190,393 | $ 8,935 |
| Contracts in payout (annuitization) | - | - | 2,904 | 455 | 68 |
| Total net assets | $ 247,037 | $ 82,713 | $ 263,715 | $ 190,848 | $ 9,003 |
| | | | | | |
| Total number of mutual fund shares | 6,549,234 | 4,649,393 | 15,687,998 | 6,353,145 | 1,701,899 |
| | | | | | |
| Cost of mutual fund shares | $ 272,153 | $ 111,366 | $ 349,312 | $ 207,576 | $ 9,085 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2009
*(Dollars in thousands)*

|  | Fidelity® VIP Overseas Portfolio - Initial Class | Fidelity® VIP Contrafund® Portfolio - Initial Class | Fidelity® VIP Index 500 Portfolio - Initial Class | Fidelity® VIP Mid Cap Portfolio - Initial Class | Fidelity® VIP Asset Manager℠ Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 35,651 | $ 970,509 | $ 95,244 | $ 13,948 | $ 20,099 |
| Total assets | 35,651 | 970,509 | 95,244 | 13,948 | 20,099 |
| Net assets | $ 35,651 | $ 970,509 | $ 95,244 | $ 13,948 | $ 20,099 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 35,651 | $ 962,306 | $ 95,244 | $ 13,948 | $ 20,099 |
| Contracts in payout (annuitization) | - | 8,203 | - | - | - |
| Total net assets | $ 35,651 | $ 970,509 | $ 95,244 | $ 13,948 | $ 20,099 |
| | | | | | |
| Total number of mutual fund shares | 2,368,825 | 47,066,372 | 796,218 | 546,141 | 1,546,114 |
| | | | | | |
| Cost of mutual fund shares | $ 48,084 | $ 1,199,021 | $ 97,689 | $ 15,317 | $ 21,848 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2009
*(Dollars in thousands)*

| | Mutual Global Discovery Fund - Class R | Franklin Small-Mid Cap Growth Fund - Class A | Franklin Small Cap Value Securities Fund - Class 2 | Fundamental Investors[SM], Inc. - Class R-3 | Fundamental Investors[SM], Inc. - Class R-4 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 3,353 | $ 563 | $ 86,667 | $ 505 | $ 21,781 |
| Total assets | 3,353 | 563 | 86,667 | 505 | 21,781 |
| Net assets | $ 3,353 | $ 563 | $ 86,667 | $ 505 | $ 21,781 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 3,353 | $ 563 | $ 85,100 | $ 505 | $ 21,781 |
| Contracts in payout (annuitization) | - | - | 1,567 | - | - |
| Total net assets | $ 3,353 | $ 563 | $ 86,667 | $ 505 | $ 21,781 |
| | | | | | |
| Total number of mutual fund shares | 126,526 | 19,373 | 6,786,762 | 15,465 | 666,491 |
| | | | | | |
| Cost of mutual fund shares | $ 3,460 | $ 611 | $ 106,266 | $ 458 | $ 18,548 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2009**
*(Dollars in thousands)*

| | The Growth Fund of America® - Class R-3 | The Growth Fund of America® - Class R-4 | The Income Fund of America® - Class R-3 | ING Balanced Portfolio - Class I | ING Real Estate Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 15,280 | $ 277,112 | $ 1,778 | $ 341,845 | $ 1,611 |
| Total assets | 15,280 | 277,112 | 1,778 | 341,845 | 1,611 |
| Net assets | $ 15,280 | $ 277,112 | $ 1,778 | $ 341,845 | $ 1,611 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 15,280 | $ 277,112 | $ 1,778 | $ 324,059 | $ 1,611 |
| Contracts in payout (annuitization) | - | - | - | 17,786 | - |
| Total net assets | $ 15,280 | $ 277,112 | $ 1,778 | $ 341,845 | $ 1,611 |
| | | | | | |
| Total number of mutual fund shares | 567,411 | 10,221,772 | 115,186 | 32,806,581 | 149,676 |
| | | | | | |
| Cost of mutual fund shares | $ 16,407 | $ 294,924 | $ 1,932 | $ 402,168 | $ 1,887 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2009
*(Dollars in thousands)*

| | ING GNMA Income Fund - Class A | ING Intermediate Bond Fund - Class A | ING Intermediate Bond Portfolio - Class I | ING Intermediate Bond Portfolio - Class S | ING Artio Foreign Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 4,826 | $ 3,799 | $ 378,989 | $ 349 | $ 36,625 |
| Total assets | 4,826 | 3,799 | 378,989 | 349 | 36,625 |
| Net assets | $ 4,826 | $ 3,799 | $ 378,989 | $ 349 | $ 36,625 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 4,826 | $ 3,799 | $ 372,632 | $ 349 | $ 36,625 |
| Contracts in payout (annuitization) | - | - | 6,357 | - | - |
| Total net assets | $ 4,826 | $ 3,799 | $ 378,989 | $ 349 | $ 36,625 |
| | | | | | |
| Total number of mutual fund shares | 555,974 | 418,812 | 32,756,146 | 30,329 | 3,388,085 |
| | | | | | |
| Cost of mutual fund shares | $ 4,734 | $ 4,015 | $ 427,930 | $ 356 | $ 52,296 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2009
*(Dollars in thousands)*

| | ING BlackRock Large Cap Growth Portfolio - Institutional Class | ING BlackRock Large Cap Growth Portfolio - Service Class | ING BlackRock Large Cap Growth Portfolio - Service 2 Class | ING Clarion Global Real Estate Portfolio - Institutional Class | ING Clarion Real Estate Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 79,020 | $ 158 | $ 177 | $ 50,442 | $ 1,315 |
| Total assets | 79,020 | 158 | 177 | 50,442 | 1,315 |
| Net assets | $ 79,020 | $ 158 | $ 177 | $ 50,442 | $ 1,315 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 78,790 | $ 158 | $ 177 | $ 50,442 | $ - |
| Contracts in payout (annuitization) | 230 | - | - | - | 1,315 |
| Total net assets | $ 79,020 | $ 158 | $ 177 | $ 50,442 | $ 1,315 |
| | | | | | |
| Total number of mutual fund shares | 9,114,215 | 18,346 | 20,692 | 5,447,302 | 73,985 |
| | | | | | |
| Cost of mutual fund shares | $ 107,144 | $ 146 | $ 151 | $ 52,428 | $ 1,238 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2009
*(Dollars in thousands)*

|  | ING Clarion Real Estate Portfolio - Service Class | ING Evergreen Health Sciences Portfolio - Service Class | ING Evergreen Omega Portfolio - Service Class | ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Service Class | ING Global Resources Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 26,610 | $ 9,719 | $ 378 | $ 41,611 | $ 27 |
| Total assets | 26,610 | 9,719 | 378 | 41,611 | 27 |
| Net assets | $ 26,610 | $ 9,719 | $ 378 | $ 41,611 | $ 27 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 26,610 | $ 9,719 | $ 378 | $ 41,611 | $ 27 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 26,610 | $ 9,719 | $ 378 | $ 41,611 | $ 27 |
| | | | | | |
| Total number of mutual fund shares | 1,499,164 | 944,461 | 32,770 | 3,511,506 | 1,525 |
| | | | | | |
| Cost of mutual fund shares | $ 33,228 | $ 10,000 | $ 315 | $ 40,599 | $ 36 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2009**
*(Dollars in thousands)*

| | ING Global Resources Portfolio - Service Class | ING Janus Contrarian Portfolio - Service Class | ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class | ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | ING JPMorgan Emerging Markets Equity Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 107,768 | $ 13,120 | $ 421 | $ 36,901 | $ 30,187 |
| Total assets | 107,768 | 13,120 | 421 | 36,901 | 30,187 |
| Net assets | $ 107,768 | $ 13,120 | $ 421 | $ 36,901 | $ 30,187 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 107,768 | $ 13,120 | $ 421 | $ 36,901 | $ 30,187 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 107,768 | $ 13,120 | $ 421 | $ 36,901 | $ 30,187 |
| | | | | | |
| Total number of mutual fund shares | 6,034,043 | 1,238,951 | 21,032 | 1,810,668 | 1,484,863 |
| | | | | | |
| Cost of mutual fund shares | $ 130,909 | $ 13,402 | $ 314 | $ 35,691 | $ 30,353 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2009
*(Dollars in thousands)*

| | ING JPMorgan Small Cap Core Equity Portfolio - Service Class | | ING Lord Abbett Affiliated Portfolio - Institutional Class | | ING Lord Abbett Affiliated Portfolio - Service Class | | ING Marsico Growth Portfolio - Institutional Class | | ING Marsico Growth Portfolio - Service Class | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds at fair value | $ | 3,617 | $ | 79,642 | $ | 668 | $ | 7,384 | $ | 337 |
| Total assets | | 3,617 | | 79,642 | | 668 | | 7,384 | | 337 |
| Net assets | $ | 3,617 | $ | 79,642 | $ | 668 | $ | 7,384 | $ | 337 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 3,617 | $ | 78,591 | $ | 668 | $ | 7,384 | $ | 337 |
| Contracts in payout (annuitization) | | - | | 1,051 | | - | | - | | - |
| Total net assets | $ | 3,617 | $ | 79,642 | $ | 668 | $ | 7,384 | $ | 337 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 347,835 | | 10,343,066 | | 86,250 | | 508,874 | | 23,463 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 3,714 | $ | 114,277 | $ | 892 | $ | 7,884 | $ | 353 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Assets and Liabilities**
**December 31, 2009**
*(Dollars in thousands)*

| | ING Marsico International Opportunities Portfolio - Adviser Class | ING Marsico International Opportunities Portfolio - Service Class | ING MFS Total Return Portfolio - Adviser Class | ING MFS Total Return Portfolio - Institutional Class | ING MFS Total Return Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 175 | $ 8,576 | $ 896 | $ 58,354 | $ 25,683 |
| Total assets | 175 | 8,576 | 896 | 58,354 | 25,683 |
| Net assets | $ 175 | $ 8,576 | $ 896 | $ 58,354 | $ 25,683 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 175 | $ 8,576 | $ 896 | $ 58,354 | $ 25,683 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 175 | $ 8,576 | $ 896 | $ 58,354 | $ 25,683 |
| | | | | | |
| Total number of mutual fund shares | 16,710 | 823,815 | 65,456 | 4,271,884 | 1,874,643 |
| | | | | | |
| Cost of mutual fund shares | $ 174 | $ 10,501 | $ 888 | $ 71,941 | $ 30,956 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2009
*(Dollars in thousands)*

| | ING MFS Utilities Portfolio - Service Class | | ING PIMCO High Yield Portfolio - Institutional Class | | ING PIMCO High Yield Portfolio - Service Class | | ING Pioneer Equity Income Portfolio - Institutional Class | | ING Pioneer Equity Income Portfolio - Service Class | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 34,116 | $ | 3,426 | $ | 12,663 | $ | 124,824 | $ | 3 |
| Total assets | | 34,116 | | 3,426 | | 12,663 | | 124,824 | | 3 |
| Net assets | $ | 34,116 | $ | 3,426 | $ | 12,663 | $ | 124,824 | $ | 3 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 34,116 | $ | 3,426 | $ | 12,663 | $ | 122,846 | $ | 3 |
| Contracts in payout (annuitization) | | - | | - | | - | | 1,978 | | - |
| Total net assets | $ | 34,116 | $ | 3,426 | $ | 12,663 | $ | 124,824 | $ | 3 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 2,843,032 | | 355,052 | | 1,312,205 | | 17,986,229 | | 392 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 42,200 | $ | 3,090 | $ | 11,048 | $ | 156,658 | $ | 3 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2009**
*(Dollars in thousands)*

| | ING Pioneer Fund Portfolio - Institutional Class | ING Pioneer Fund Portfolio - Service Class | ING Pioneer Mid Cap Value Portfolio - Institutional Class | ING Pioneer Mid Cap Value Portfolio - Service Class | ING Stock Index Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 15,047 | $ 353 | $ 83,867 | $ 342 | $ 3,952 |
| Total assets | 15,047 | 353 | 83,867 | 342 | 3,952 |
| Net assets | $ 15,047 | $ 353 | $ 83,867 | $ 342 | $ 3,952 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 14,843 | $ 353 | $ 82,767 | $ 342 | $ 3,952 |
| Contracts in payout (annuitization) | 204 | - | 1,100 | - | - |
| Total net assets | $ 15,047 | $ 353 | $ 83,867 | $ 342 | $ 3,952 |
| | | | | | |
| Total number of mutual fund shares | 1,546,452 | 36,251 | 8,931,473 | 36,513 | 409,105 |
| | | | | | |
| Cost of mutual fund shares | $ 17,706 | $ 323 | $ 103,527 | $ 341 | $ 4,417 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2009
*(Dollars in thousands)*

| | ING T. Rowe Price Capital Appreciation Portfolio - Service Class | ING T. Rowe Price Equity Income Portfolio - Adviser Class | ING T. Rowe Price Equity Income Portfolio - Service Class | ING Templeton Global Growth Portfolio - Institutional Class | ING Templeton Global Growth Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 257,927 | $ 1,389 | $ 110,806 | $ 738 | $ 3,525 |
| Total assets | 257,927 | 1,389 | 110,806 | 738 | 3,525 |
| Net assets | $ 257,927 | $ 1,389 | $ 110,806 | $ 738 | $ 3,525 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 257,927 | $ 1,389 | $ 110,736 | $ 738 | $ 3,525 |
| Contracts in payout (annuitization) | - | - | 70 | - | - |
| Total net assets | $ 257,927 | $ 1,389 | $ 110,806 | $ 738 | $ 3,525 |
| | | | | | |
| Total number of mutual fund shares | 12,768,653 | 134,319 | 10,644,157 | 69,552 | 331,318 |
| | | | | | |
| Cost of mutual fund shares | $ 286,533 | $ 1,630 | $ 131,841 | $ 826 | $ 3,824 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2009
*(Dollars in thousands)*

| | ING Van Kampen Growth and Income Portfolio - Service Class | ING Wells Fargo Small Cap Disciplined Portfolio - Service Class | ING Money Market Portfolio - Class I | ING Global Real Estate Fund - Class A | ING International Capital Appreciation Fund - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 18,265 | $ 1,504 | $ 403,501 | $ 24 | $ 3 |
| Total assets | 18,265 | 1,504 | 403,501 | 24 | 3 |
| Net assets | $ 18,265 | $ 1,504 | $ 403,501 | $ 24 | $ 3 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 18,265 | $ 1,504 | $ 399,348 | $ 24 | $ 3 |
| Contracts in payout (annuitization) | - | - | 4,153 | - | - |
| Total net assets | $ 18,265 | $ 1,504 | $ 403,501 | $ 24 | $ 3 |
| | | | | | |
| Total number of mutual fund shares | 944,401 | 186,088 | 403,501,398 | 1,663 | 294 |
| | | | | | |
| Cost of mutual fund shares | $ 21,289 | $ 1,216 | $ 403,501 | $ 25 | $ 3 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Assets and Liabilities**
**December 31, 2009**
*(Dollars in thousands)*

| | ING International SmallCap Multi-Manager Fund - Class A | ING American Century Small-Mid Cap Value Portfolio - Adviser Class | ING American Century Small-Mid Cap Value Portfolio - Service Class | ING Baron Asset Portfolio - Service Class | ING Baron Small Cap Growth Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 1,642 | $ 52 | $ 35,995 | $ 3,022 | $ 947 |
| Total assets | 1,642 | 52 | 35,995 | 3,022 | 947 |
| Net assets | $ 1,642 | $ 52 | $ 35,995 | $ 3,022 | $ 947 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,642 | $ 52 | $ 35,510 | $ 3,022 | $ 947 |
| Contracts in payout (annuitization) | - | - | 485 | - | - |
| Total net assets | $ 1,642 | $ 52 | $ 35,995 | $ 3,022 | $ 947 |
| | | | | | |
| Total number of mutual fund shares | 50,678 | 5,363 | 3,673,000 | 320,499 | 64,553 |
| | | | | | |
| Cost of mutual fund shares | $ 2,131 | $ 52 | $ 38,658 | $ 3,266 | $ 833 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2009
*(Dollars in thousands)*

| | ING Baron Small Cap Growth Portfolio - Service Class | ING Columbia Small Cap Value Portfolio - Adviser Class | ING Columbia Small Cap Value Portfolio - Service Class | ING Davis New York Venture Portfolio - Service Class | ING Fidelity® VIP Mid Cap Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 100,316 | $ 21 | $ 1,441 | $ 12,781 | $ 9,850 |
| Total assets | 100,316 | 21 | 1,441 | 12,781 | 9,850 |
| Net assets | $ 100,316 | $ 21 | $ 1,441 | $ 12,781 | $ 9,850 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 99,147 | $ 21 | $ 1,441 | $ 12,454 | $ 9,850 |
| Contracts in payout (annuitization) | 1,169 | - | - | 327 | - |
| Total net assets | $ 100,316 | $ 21 | $ 1,441 | $ 12,781 | $ 9,850 |
| | | | | | |
| Total number of mutual fund shares | 6,696,694 | 2,466 | 171,311 | 802,301 | 948,929 |
| | | | | | |
| Cost of mutual fund shares | $ 104,568 | $ 18 | $ 1,401 | $ 13,584 | $ 11,718 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2009
*(Dollars in thousands)*

| | ING Index Solution 2015 Portfolio - Adviser Class | ING Index Solution 2025 Portfolio - Adviser Class | ING Index Solution 2035 Portfolio - Adviser Class | ING Index Solution 2045 Portfolio - Adviser Class | ING Index Solution Income Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 177 | $ 667 | $ 350 | $ 141 | $ 59 |
| Total assets | 177 | 667 | 350 | 141 | 59 |
| Net assets | $ 177 | $ 667 | $ 350 | $ 141 | $ 59 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 177 | $ 667 | $ 350 | $ 141 | $ 59 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 177 | $ 667 | $ 350 | $ 141 | $ 59 |
| | | | | | |
| Total number of mutual fund shares | 18,148 | 71,266 | 38,239 | 15,789 | 5,744 |
| | | | | | |
| Cost of mutual fund shares | $ 168 | $ 585 | $ 291 | $ 124 | $ 54 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2009
*(Dollars in thousands)*

| | ING JPMorgan Mid Cap Value Portfolio - Adviser Class | | ING JPMorgan Mid Cap Value Portfolio - Service Class | | ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class | | ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class | | ING Legg Mason Partners Aggressive Growth Portfolio - Service Class | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 292 | $ | 26,549 | $ | 109 | $ | 102,928 | $ | 151 |
| Total assets | | 292 | | 26,549 | | 109 | | 102,928 | | 151 |
| Net assets | $ | 292 | $ | 26,549 | $ | 109 | $ | 102,928 | $ | 151 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 292 | $ | 25,787 | $ | 109 | $ | 102,794 | $ | 151 |
| Contracts in payout (annuitization) | | - | | 762 | | - | | 134 | | - |
| Total net assets | $ | 292 | $ | 26,549 | $ | 109 | $ | 102,928 | $ | 151 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 25,815 | | 2,335,035 | | 2,930 | | 2,648,691 | | 3,958 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 322 | $ | 32,576 | $ | 83 | $ | 101,422 | $ | 158 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Assets and Liabilities
## December 31, 2009
*(Dollars in thousands)*

| | ING Oppenheimer Global Portfolio - Adviser Class | | ING Oppenheimer Global Portfolio - Initial Class | | ING Oppenheimer Global Portfolio - Service Class | | ING Oppenheimer Strategic Income Portfolio - Adviser Class | | ING Oppenheimer Strategic Income Portfolio - Initial Class | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds at fair value | $ | 383 | $ | 549,793 | $ | 486 | $ | 239 | $ | 132,935 |
| Total assets | | 383 | | 549,793 | | 486 | | 239 | | 132,935 |
| Net assets | $ | 383 | $ | 549,793 | $ | 486 | $ | 239 | $ | 132,935 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 383 | $ | 547,017 | $ | 486 | $ | 239 | $ | 127,155 |
| Contracts in payout (annuitization) | | - | | 2,776 | | - | | - | | 5,780 |
| Total net assets | $ | 383 | $ | 549,793 | $ | 486 | $ | 239 | $ | 132,935 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 32,415 | | 45,176,056 | | 41,029 | | 22,871 | | 12,684,657 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 360 | $ | 571,262 | $ | 553 | $ | 226 | $ | 132,053 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2009
*(Dollars in thousands)*

| | ING Oppenheimer Strategic Income Portfolio - Service Class | | ING PIMCO Total Return Portfolio - Adviser Class | | ING PIMCO Total Return Portfolio - Service Class | | ING Pioneer High Yield Portfolio - Initial Class | | ING Pioneer High Yield Portfolio - Service Class | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 609 | $ | 1,215 | $ | 175,181 | $ | 13,508 | $ | 181 |
| Total assets | | 609 | | 1,215 | | 175,181 | | 13,508 | | 181 |
| Net assets | $ | 609 | $ | 1,215 | $ | 175,181 | $ | 13,508 | $ | 181 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 597 | $ | 1,215 | $ | 166,533 | $ | 12,428 | $ | 181 |
| Contracts in payout (annuitization) | | 12 | | - | | 8,648 | | 1,080 | | - |
| Total net assets | $ | 609 | $ | 1,215 | $ | 175,181 | $ | 13,508 | $ | 181 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 57,954 | | 106,016 | | 15,127,917 | | 1,344,067 | | 17,985 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 532 | $ | 1,192 | $ | 171,975 | $ | 11,736 | $ | 169 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2009
*(Dollars in thousands)*

| | ING Solution 2015 Portfolio - Adviser Class | ING Solution 2015 Portfolio - Service Class | ING Solution 2025 Portfolio - Adviser Class | ING Solution 2025 Portfolio - Service Class | ING Solution 2035 Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 14,444 | $ 44,359 | $ 18,118 | $ 64,506 | $ 16,062 |
| Total assets | 14,444 | 44,359 | 18,118 | 64,506 | 16,062 |
| Net assets | $ 14,444 | $ 44,359 | $ 18,118 | $ 64,506 | $ 16,062 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 14,444 | $ 44,359 | $ 18,118 | $ 64,506 | $ 16,062 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 14,444 | $ 44,359 | $ 18,118 | $ 64,506 | $ 16,062 |
| | | | | | |
| Total number of mutual fund shares | 1,434,359 | 4,361,757 | 1,845,059 | 6,496,082 | 1,622,445 |
| | | | | | |
| Cost of mutual fund shares | $ 15,571 | $ 47,447 | $ 20,095 | $ 69,685 | $ 17,752 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2009
*(Dollars in thousands)*

| | ING Solution 2035 Portfolio - Service Class | | ING Solution 2045 Portfolio - Adviser Class | | ING Solution 2045 Portfolio - Service Class | | ING Solution Growth and Income Portfolio - Service Class | | ING Solution Growth Portfolio - Service Class | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 52,312 | $ | 11,165 | $ | 36,075 | $ | 1,529 | $ | 737 |
| Total assets | | 52,312 | | 11,165 | | 36,075 | | 1,529 | | 737 |
| Net assets | $ | 52,312 | $ | 11,165 | $ | 36,075 | $ | 1,529 | $ | 737 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 52,312 | $ | 11,165 | $ | 36,075 | $ | 1,529 | $ | 737 |
| Contracts in payout (annuitization) | | - | | - | | - | | - | | - |
| Total net assets | $ | 52,312 | $ | 11,165 | $ | 36,075 | $ | 1,529 | $ | 737 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 5,225,929 | | 1,127,754 | | 3,607,451 | | 168,197 | | 89,153 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 55,795 | $ | 12,530 | $ | 38,165 | $ | 1,349 | $ | 646 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2009**
*(Dollars in thousands)*

| | ING Solution Income Portfolio - Adviser Class | ING Solution Income Portfolio - Service Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 8,576 | $ 9,378 | $ 313 | $ 281,756 | $ 368 |
| Total assets | 8,576 | 9,378 | 313 | 281,756 | 368 |
| Net assets | $ 8,576 | $ 9,378 | $ 313 | $ 281,756 | $ 368 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 8,576 | $ 9,378 | $ 313 | $ 280,791 | $ 368 |
| Contracts in payout (annuitization) | - | - | - | 965 | - |
| Total net assets | $ 8,576 | $ 9,378 | $ 313 | $ 281,756 | $ 368 |
| | | | | | |
| Total number of mutual fund shares | 837,481 | 906,066 | 48,431 | 41,990,524 | 55,806 |
| | | | | | |
| Cost of mutual fund shares | $ 9,133 | $ 9,657 | $ 344 | $ 320,521 | $ 372 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2009
*(Dollars in thousands)*

| | ING T. Rowe Price Growth Equity Portfolio - Adviser Class | | ING T. Rowe Price Growth Equity Portfolio - Initial Class | | ING T. Rowe Price Growth Equity Portfolio - Service Class | | ING Templeton Foreign Equity Portfolio - Adviser Class | | ING Templeton Foreign Equity Portfolio - Initial Class | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 1,070 | $ | 200,867 | $ | 1,598 | $ | 215 | $ | 94,024 |
| Total assets | | 1,070 | | 200,867 | | 1,598 | | 215 | | 94,024 |
| Net assets | $ | 1,070 | $ | 200,867 | $ | 1,598 | $ | 215 | $ | 94,024 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 1,070 | $ | 199,622 | $ | 1,598 | $ | 215 | $ | 91,676 |
| Contracts in payout (annuitization) | | - | | 1,245 | | - | | - | | 2,348 |
| Total net assets | $ | 1,070 | $ | 200,867 | $ | 1,598 | $ | 215 | $ | 94,024 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 23,286 | | 4,305,833 | | 34,536 | | 20,788 | | 9,040,731 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 1,168 | $ | 196,554 | $ | 1,706 | $ | 229 | $ | 114,294 |

*The accompanying notes are an integral part of these financial statements.*

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
*(Dollars in thousands)*

| | ING Templeton Foreign Equity Portfolio - Service Class | ING Thornburg Value Portfolio - Adviser Class | ING Thornburg Value Portfolio - Initial Class | ING UBS U.S. Large Cap Equity Portfolio - Adviser Class | ING UBS U.S. Large Cap Equity Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 57 | $ 429 | $ 89,807 | $ 77 | $ 76,337 |
| Total assets | 57 | 429 | 89,807 | 77 | 76,337 |
| Net assets | $ 57 | $ 429 | $ 89,807 | $ 77 | $ 76,337 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 57 | $ 429 | $ 88,780 | $ 77 | $ 75,802 |
| Contracts in payout (annuitization) | - | - | 1,027 | - | 535 |
| Total net assets | $ 57 | $ 429 | $ 89,807 | $ 77 | $ 76,337 |
| | | | | | |
| Total number of mutual fund shares | 5,541 | 15,038 | 3,077,688 | 9,690 | 9,471,076 |
| | | | | | |
| Cost of mutual fund shares | $ 50 | $ 483 | $ 83,896 | $ 78 | $ 80,077 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2009**
*(Dollars in thousands)*

| | ING UBS U.S. Large Cap Equity Portfolio - Service Class | ING Van Kampen Comstock Portfolio - Adviser Class | ING Van Kampen Comstock Portfolio - Service Class | ING Van Kampen Equity and Income Portfolio - Adviser Class | ING Van Kampen Equity and Income Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 10 | $ 284 | $ 51,283 | $ 492 | $ 240,779 |
| Total assets | 10 | 284 | 51,283 | 492 | 240,779 |
| Net assets | $ 10 | $ 284 | $ 51,283 | $ 492 | $ 240,779 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 10 | $ 284 | $ 49,905 | $ 492 | $ 237,209 |
| Contracts in payout (annuitization) | - | - | 1,378 | - | 3,570 |
| Total net assets | $ 10 | $ 284 | $ 51,283 | $ 492 | $ 240,779 |
| | | | | | |
| Total number of mutual fund shares | 1,275 | 31,885 | 5,723,599 | 16,053 | 7,759,541 |
| | | | | | |
| Cost of mutual fund shares | $ 12 | $ 325 | $ 65,082 | $ 525 | $ 259,394 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2009
*(Dollars in thousands)*

| | ING Van Kampen Equity and Income Portfolio - Service Class | ING Growth and Income Fund - Class A | ING Strategic Allocation Conservative Portfolio - Class I | ING Strategic Allocation Growth Portfolio - Class I | ING Strategic Allocation Moderate Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 149 | $ 129 | $ 29,313 | $ 60,353 | $ 56,060 |
| Total assets | 149 | 129 | 29,313 | 60,353 | 56,060 |
| Net assets | $ 149 | $ 129 | $ 29,313 | $ 60,353 | $ 56,060 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 149 | $ 129 | $ 28,627 | $ 59,663 | $ 55,025 |
| Contracts in payout (annuitization) | - | - | 686 | 690 | 1,035 |
| Total net assets | $ 149 | $ 129 | $ 29,313 | $ 60,353 | $ 56,060 |
| | | | | | |
| Total number of mutual fund shares | 4,833 | 12,385 | 2,991,172 | 6,427,358 | 5,851,766 |
| | | | | | |
| Cost of mutual fund shares | $ 151 | $ 104 | $ 34,801 | $ 79,694 | $ 72,290 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2009**
*(Dollars in thousands)*

| | ING Growth and Income Portfolio - Class A | ING Growth and Income Portfolio - Class I | ING Growth and Income Portfolio - Class S | ING GET U.S. Core Portfolio - Series 5 | ING GET U.S. Core Portfolio - Series 6 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 403 | $ 1,084,132 | $ 884 | $ 420 | $ 1,981 |
| Total assets | 403 | 1,084,132 | 884 | 420 | 1,981 |
| Net assets | $ 403 | $ 1,084,132 | $ 884 | $ 420 | $ 1,981 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 403 | $ 996,276 | $ 884 | $ 420 | $ 1,981 |
| Contracts in payout (annuitization) | - | 87,856 | - | - | - |
| Total net assets | $ 403 | $ 1,084,132 | $ 884 | $ 420 | $ 1,981 |
| | | | | | |
| Total number of mutual fund shares | 20,856 | 55,825,540 | 45,837 | 54,152 | 244,317 |
| | | | | | |
| Cost of mutual fund shares | $ 396 | $ 1,369,720 | $ 878 | $ 518 | $ 2,361 |

*The accompanying notes are an integral part of these financial statements.*

## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2009
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 7 | ING GET U.S. Core Portfolio - Series 8 | ING GET U.S. Core Portfolio - Series 9 | ING GET U.S. Core Portfolio - Series 10 | ING GET U.S. Core Portfolio - Series 11 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 1,715 | $ 350 | $ 141 | $ 68 | $ 31 |
| Total assets | 1,715 | 350 | 141 | 68 | 31 |
| Net assets | $ 1,715 | $ 350 | $ 141 | $ 68 | $ 31 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,715 | $ 350 | $ 141 | $ 68 | $ 31 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 1,715 | $ 350 | $ 141 | $ 68 | $ 31 |
| | | | | | |
| Total number of mutual fund shares | 217,026 | 44,090 | 17,917 | 8,508 | 3,926 |
| | | | | | |
| Cost of mutual fund shares | $ 2,067 | $ 405 | $ 171 | $ 82 | $ 37 |

*The accompanying notes are an integral part of these financial statements.*

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
*(Dollars in thousands)*

| | ING BlackRock Science and Technology Opportunities Portfolio - Class I | ING Index Plus LargeCap Portfolio - Class I | ING Index Plus LargeCap Portfolio - Class S | ING Index Plus MidCap Portfolio - Class I | ING Index Plus MidCap Portfolio - Class S |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 42,053 | $ 283,441 | $ 375 | $ 274,072 | $ 472 |
| Total assets | 42,053 | 283,441 | 375 | 274,072 | 472 |
| Net assets | $ 42,053 | $ 283,441 | $ 375 | $ 274,072 | $ 472 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 42,053 | $ 280,239 | $ 375 | $ 272,736 | $ 472 |
| Contracts in payout (annuitization) | - | 3,202 | - | 1,336 | - |
| Total net assets | $ 42,053 | $ 283,441 | $ 375 | $ 274,072 | $ 472 |
| | | | | | |
| Total number of mutual fund shares | 8,393,799 | 22,821,346 | 30,375 | 21,328,524 | 37,099 |
| | | | | | |
| Cost of mutual fund shares | $ 36,777 | $ 302,031 | $ 434 | $ 346,896 | $ 485 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2009**
*(Dollars in thousands)*

| | ING Index Plus SmallCap Portfolio - Class I | ING Index Plus SmallCap Portfolio - Class S | ING International Index Portfolio - Class I | ING International Index Portfolio - Class S | ING Opportunistic Large Cap Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 103,515 | $ 122 | $ 19,407 | $ 19 | $ 82,042 |
| Total assets | 103,515 | 122 | 19,407 | 19 | 82,042 |
| Net assets | $ 103,515 | $ 122 | $ 19,407 | $ 19 | $ 82,042 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 102,853 | $ 122 | $ 18,805 | $ 19 | $ 81,773 |
| Contracts in payout (annuitization) | 662 | - | 602 | - | 269 |
| Total net assets | $ 103,515 | $ 122 | $ 19,407 | $ 19 | $ 82,042 |
| | | | | | |
| Total number of mutual fund shares | 8,985,647 | 10,693 | 2,363,807 | 2,269 | 8,546,089 |
| | | | | | |
| Cost of mutual fund shares | $ 135,948 | $ 100 | $ 17,840 | $ 17 | $ 89,573 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Assets and Liabilities**
**December 31, 2009**
*(Dollars in thousands)*

| | ING Russell™ Large Cap Growth Index Portfolio - Class I | | ING Russell™ Large Cap Growth Index Portfolio - Class S | | ING Russell™ Large Cap Index Portfolio - Class I | | ING Russell™ Large Cap Value Index Portfolio - Class I | | ING Russell™ Large Cap Value Index Portfolio - Class S | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds at fair value | $ | 2,772 | $ | 353 | $ | 9,692 | $ | 79 | $ | 1,952 |
| Total assets | | 2,772 | | 353 | | 9,692 | | 79 | | 1,952 |
| Net assets | $ | 2,772 | $ | 353 | $ | 9,692 | $ | 79 | $ | 1,952 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 2,572 | $ | 353 | $ | 9,692 | $ | 79 | $ | 1,952 |
| Contracts in payout (annuitization) | | 200 | | - | | - | | - | | - |
| Total net assets | $ | 2,772 | $ | 353 | $ | 9,692 | $ | 79 | $ | 1,952 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 215,913 | | 27,538 | | 1,086,542 | | 6,212 | | 154,406 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 2,397 | $ | 302 | $ | 8,010 | $ | 71 | $ | 1,721 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Assets and Liabilities
## December 31, 2009
*(Dollars in thousands)*

| | ING Russell™ Mid Cap Growth Index Portfolio - Class S | | ING Russell™ Mid Cap Index Portfolio - Class I | | ING Russell™ Small Cap Index Portfolio - Class I | | ING Small Company Portfolio - Class I | | ING Small Company Portfolio - Class S |
|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | |
| Investments in mutual funds at fair value | $ | 3,049 | $ | 3,562 | $ | 1,962 | $ | 107,672 | $ | 118 |
| Total assets | | 3,049 | | 3,562 | | 1,962 | | 107,672 | | 118 |
| Net assets | $ | 3,049 | $ | 3,562 | $ | 1,962 | $ | 107,672 | $ | 118 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | |
| Accumulation units | $ | 3,049 | $ | 3,562 | $ | 1,962 | $ | 106,272 | $ | 118 |
| Contracts in payout (annuitization) | | - | | - | | - | | 1,400 | | - |
| Total net assets | $ | 3,049 | $ | 3,562 | $ | 1,962 | $ | 107,672 | $ | 118 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 232,239 | | 383,429 | | 199,952 | | 7,265,299 | | 8,061 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 2,709 | $ | 2,687 | $ | 1,613 | $ | 132,435 | $ | 120 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2009**
*(Dollars in thousands)*

| | ING U.S. Bond Index Portfolio - Class I | | ING International Value Portfolio - Class I | | ING International Value Portfolio - Class S | | ING MidCap Opportunities Portfolio - Class I | | ING MidCap Opportunities Portfolio - Class S | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds at fair value | $ | 3,932 | $ | 105,099 | $ | 283 | $ | 12,935 | $ | 276 |
| Total assets | | 3,932 | | 105,099 | | 283 | | 12,935 | | 276 |
| Net assets | $ | 3,932 | $ | 105,099 | $ | 283 | $ | 12,935 | $ | 276 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 3,932 | $ | 102,215 | $ | 283 | $ | 12,935 | $ | 276 |
| Contracts in payout (annuitization) | | - | | 2,884 | | - | | - | | - |
| Total net assets | $ | 3,932 | $ | 105,099 | $ | 283 | $ | 12,935 | $ | 276 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 378,481 | | 12,423,099 | | 32,901 | | 1,432,434 | | 31,133 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 3,875 | $ | 155,457 | $ | 337 | $ | 12,565 | $ | 252 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Assets and Liabilities**
**December 31, 2009**
*(Dollars in thousands)*

| | ING SmallCap Opportunities Portfolio - Class I | ING SmallCap Opportunities Portfolio - Class S | Janus Aspen Series Balanced Portfolio - Institutional Shares | Janus Aspen Series Enterprise Portfolio - Institutional Shares | Janus Aspen Series Flexible Bond Portfolio - Institutional Shares |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 11,898 | $ 60 | $ 261 | $ 327 | $ 62 |
| Total assets | 11,898 | 60 | 261 | 327 | 62 |
| Net assets | $ 11,898 | $ 60 | $ 261 | $ 327 | $ 62 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 11,898 | $ 60 | $ 261 | $ 327 | $ 62 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 11,898 | $ 60 | $ 261 | $ 327 | $ 62 |
| | | | | | |
| Total number of mutual fund shares | 739,939 | 3,824 | 9,718 | 10,606 | 4,971 |
| | | | | | |
| Cost of mutual fund shares | $ 13,227 | $ 56 | $ 267 | $ 366 | $ 57 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Assets and Liabilities**
**December 31, 2009**
*(Dollars in thousands)*

| | Janus Aspen Series Janus Portfolio - Institutional Shares | Janus Aspen Series Worldwide Portfolio - Institutional Shares | Lazard U.S. Mid Cap Equity Portfolio - Open Shares | LKCM Aquinas Growth Fund | Loomis Sayles Small Cap Value Fund - Retail Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 84 | $ 172 | $ 1,162 | $ 269 | $ 2,518 |
| Total assets | 84 | 172 | 1,162 | 269 | 2,518 |
| Net assets | $ 84 | $ 172 | $ 1,162 | $ 269 | $ 2,518 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 84 | $ 172 | $ 1,162 | $ 269 | $ 2,518 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 84 | $ 172 | $ 1,162 | $ 269 | $ 2,518 |
| | | | | | |
| Total number of mutual fund shares | 3,908 | 6,566 | 114,132 | 18,882 | 118,591 |
| | | | | | |
| Cost of mutual fund shares | $ 93 | $ 203 | $ 1,084 | $ 260 | $ 2,023 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Assets and Liabilities**
**December 31, 2009**
*(Dollars in thousands)*

| | Lord Abbett Mid-Cap Value Fund, Inc. - Class A | Lord Abbett Small-Cap Value Fund - Class A | Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC | Massachusetts Investors Growth Stock Fund - Class A | Morgan Stanley U.S. Small Cap Value Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 1,054 | $ 1,330 | $ 88,200 | $ 297 | $ 1,746 |
| Total assets | 1,054 | 1,330 | 88,200 | 297 | 1,746 |
| Net assets | $ 1,054 | $ 1,330 | $ 88,200 | $ 297 | $ 1,746 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,054 | $ 1,330 | $ 87,424 | $ 297 | $ 1,746 |
| Contracts in payout (annuitization) | - | - | 776 | - | - |
| Total net assets | $ 1,054 | $ 1,330 | $ 88,200 | $ 297 | $ 1,746 |
| | | | | | |
| Total number of mutual fund shares | 80,197 | 53,427 | 6,656,630 | 22,123 | 84,200 |
| | | | | | |
| Cost of mutual fund shares | $ 1,394 | $ 1,481 | $ 127,351 | $ 288 | $ 1,397 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2009
*(Dollars in thousands)*

| | Neuberger Berman Socially Responsive Fund® - Trust Class | New Perspective Fund®, Inc. - Class R-3 | New Perspective Fund®, Inc. - Class R-4 | Oppenheimer Capital Appreciation Fund - Class A | Oppenheimer Developing Markets Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 3,772 | $ 3,881 | $ 59,419 | $ 538 | $ 241,957 |
| Total assets | 3,772 | 3,881 | 59,419 | 538 | 241,957 |
| Net assets | $ 3,772 | $ 3,881 | $ 59,419 | $ 538 | $ 241,957 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 3,772 | $ 3,881 | $ 59,419 | $ 538 | $ 241,957 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 3,772 | $ 3,881 | $ 59,419 | $ 538 | $ 241,957 |
| | | | | | |
| Total number of mutual fund shares | 264,496 | 153,631 | 2,338,424 | 13,463 | 8,412,970 |
| | | | | | |
| Cost of mutual fund shares | $ 3,795 | $ 4,257 | $ 64,408 | $ 548 | $ 247,924 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2009**
*(Dollars in thousands)*

| | Oppenheimer Global Securities/VA | Oppenheimer Main Street Fund®/VA | Oppenheimer Main Street Small Cap Fund®/VA | Oppenheimer MidCap Fund/VA | Oppenheimer Strategic Bond Fund/VA |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 273 | $ 72 | $ 8,067 | $ 15 | $ 104 |
| Total assets | 273 | 72 | 8,067 | 15 | 104 |
| Net assets | $ 273 | $ 72 | $ 8,067 | $ 15 | $ 104 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 273 | $ - | $ 8,067 | $ - | $ 104 |
| Contracts in payout (annuitization) | - | 72 | - | 15 | - |
| Total net assets | $ 273 | $ 72 | $ 8,067 | $ 15 | $ 104 |
| | | | | | |
| Total number of mutual fund shares | 10,299 | 3,976 | 560,217 | 400 | 19,541 |
| | | | | | |
| Cost of mutual fund shares | $ 313 | $ 88 | $ 8,733 | $ 22 | $ 101 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2009
*(Dollars in thousands)*

|  | Pax World Balanced Fund | PIMCO Real Return Portfolio - Administrative Class | Pioneer High Yield Fund - Class A | Pioneer Emerging Markets VCT Portfolio - Class I | Pioneer High Yield VCT Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 54,186 | $ 112,730 | $ 4,675 | $ 27,443 | $ 19,842 |
| Total assets | 54,186 | 112,730 | 4,675 | 27,443 | 19,842 |
| Net assets | $ 54,186 | $ 112,730 | $ 4,675 | $ 27,443 | $ 19,842 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 54,186 | $ 112,730 | $ 4,675 | $ 27,443 | $ 19,842 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 54,186 | $ 112,730 | $ 4,675 | $ 27,443 | $ 19,842 |
| | | | | | |
| Total number of mutual fund shares | 2,670,557 | 9,061,879 | 512,607 | 1,003,786 | 2,082,007 |
| | | | | | |
| Cost of mutual fund shares | $ 62,469 | $ 113,091 | $ 4,759 | $ 30,342 | $ 20,490 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Assets and Liabilities
## December 31, 2009
### *(Dollars in thousands)*

| | Premier VIT OpCap Mid Cap Portfolio - Class I | RiverSource® Diversified Equity Income Fund - Class R-3 | RiverSource® Diversified Equity Income Fund - Class R-4 | SMALLCAP World Fund® - Class R-4 | T. Rowe Price Mid-Cap Value Fund - R Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 7,301 | $ 233 | $ 3,222 | $ 2,698 | $ 999 |
| Total assets | 7,301 | 233 | 3,222 | 2,698 | 999 |
| Net assets | $ 7,301 | $ 233 | $ 3,222 | $ 2,698 | $ 999 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 7,301 | $ 233 | $ 3,222 | $ 2,698 | $ 999 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 7,301 | $ 233 | $ 3,222 | $ 2,698 | $ 999 |
| | | | | | |
| Total number of mutual fund shares | 611,985 | 26,496 | 365,711 | 86,102 | 48,848 |
| | | | | | |
| Cost of mutual fund shares | $ 6,448 | $ 216 | $ 2,680 | $ 2,245 | $ 1,068 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2009**
*(Dollars in thousands)*

| | T. Rowe Price Value Fund - Advisor Class | Templeton Foreign Fund - Class A | Templeton Global Bond Fund - Class A | Van Kampen Small Cap Value Fund - Class A | Diversified Value Portfolio |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 109 | $ 1,146 | $ 155,610 | $ 72 | $ 84 |
| Total assets | 109 | 1,146 | 155,610 | 72 | 84 |
| Net assets | $ 109 | $ 1,146 | $ 155,610 | $ 72 | $ 84 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 109 | $ 1,146 | $ 155,610 | $ 72 | $ 84 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 109 | $ 1,146 | $ 155,610 | $ 72 | $ 84 |
| | | | | | |
| Total number of mutual fund shares | 5,358 | 175,008 | 12,233,526 | 5,023 | 7,277 |
| | | | | | |
| Cost of mutual fund shares | $ 114 | $ 1,378 | $ 141,313 | $ 67 | $ 100 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2009
*(Dollars in thousands)*

| | Equity Income Portfolio | Small Company Growth Portfolio | Wanger International | Wanger Select | Wanger USA |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 225 | $ 93 | $ 14,434 | $ 68,682 | $ 24,191 |
| Total assets | 225 | 93 | 14,434 | 68,682 | 24,191 |
| Net assets | $ 225 | $ 93 | $ 14,434 | $ 68,682 | $ 24,191 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 225 | $ 93 | $ 14,434 | $ 68,682 | $ 24,191 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 225 | $ 93 | $ 14,434 | $ 68,682 | $ 24,191 |
| | | | | | |
| Total number of mutual fund shares | 16,998 | 6,916 | 486,321 | 2,979,682 | 881,258 |
| | | | | | |
| Cost of mutual fund shares | $ 269 | $ 112 | $ 14,463 | $ 73,643 | $ 27,147 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2009
*(Dollars in thousands)*

| | Washington Mutual Investors Fund[SM], Inc. - Class R-3 | Washington Mutual Investors Fund[SM], Inc. - Class R-4 | Wells Fargo Advantage Small Cap Value Fund - Class A |
|---|---|---|---|
| **Assets** | | | |
| Investments in mutual funds | | | |
| at fair value | $ 4,173 | $ 74,999 | $ 88 |
| Total assets | 4,173 | 74,999 | 88 |
| Net assets | $ 4,173 | $ 74,999 | $ 88 |
| | | | |
| **Net assets** | | | |
| Accumulation units | $ 4,173 | $ 74,999 | $ 88 |
| Contracts in payout (annuitization) | - | - | - |
| Total net assets | $ 4,173 | $ 74,999 | $ 88 |
| | | | |
| Total number of mutual fund shares | 170,239 | 3,053,707 | 3,269 |
| | | | |
| Cost of mutual fund shares | $ 5,080 | $ 91,249 | $ 89 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Operations**
**For the year ended December 31, 2009**
*(Dollars in thousands)*

| | AIM Mid Cap Core Equity Fund - Class A | AIM Small Cap Growth Fund - Class A | AIM Global Health Care Fund - Investor Class | AIM V.I. Capital Appreciation Fund - Series I Shares | AIM V.I. Core Equity Fund - Series I Shares |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 2 | $ - | $ - | $ 118 | $ 630 |
| Total investment income | 2 | - | - | 118 | 630 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 9 | - | 1 | 188 | 341 |
| Total expenses | 9 | - | 1 | 188 | 341 |
| Net investment income (loss) | (7) | - | (1) | (70) | 289 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (69) | - | (18) | (406) | 483 |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (69) | - | (18) | (406) | 483 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 343 | 8 | 51 | 3,925 | 7,409 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 274 | 8 | 33 | 3,519 | 7,892 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 267 | $ 8 | $ 32 | $ 3,449 | $ 8,181 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2009**
*(Dollars in thousands)*

| | Alger Green Fund - Class A | AllianceBernstein Growth and Income Fund, Inc. - Class A | AllianceBernstein Growth and Income Portfolio - Class A | Allianz NFJ Dividend Value Fund - Class A | Allianz NFJ Large-Cap Value Fund - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 2 | $ 16 | $ 2 | $ 27 |
| Total investment income | - | 2 | 16 | 2 | 27 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 2 | 2 | 5 | 1 | - |
| Total expenses | 2 | 2 | 5 | 1 | - |
| Net investment income (loss) | (2) | - | 11 | 1 | 27 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 8 | (19) | (111) | - | (127) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 8 | (19) | (111) | - | (127) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 77 | 50 | 175 | 13 | 292 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 85 | 31 | 64 | 13 | 165 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 83 | $ 31 | $ 75 | $ 14 | $ 192 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

|  | Allianz NFJ Small-Cap Value Fund - Class A | Amana Growth Fund | Amana Income Fund | American Balanced Fund® - Class R-3 | American Century Inflation-Adjusted Bond Fund - Investor Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** |  |  |  |  |  |
| Income: |  |  |  |  |  |
| Dividends | $ 10 | $ - | $ 64 | $ 122 | $ 139 |
| Total investment income | 10 | - | 64 | 122 | 139 |
| Expenses: |  |  |  |  |  |
| Mortality, expense risk and other charges | 5 | 14 | 27 | 36 | 25 |
| Total expenses | 5 | 14 | 27 | 36 | 25 |
| Net investment income (loss) | 5 | (14) | 37 | 86 | 114 |
| **Realized and unrealized gain (loss) on investments** |  |  |  |  |  |
| Net realized gain (loss) on investments | (23) | 16 | 24 | (94) | 29 |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (23) | 16 | 24 | (94) | 29 |
| Net unrealized appreciation (depreciation) of investments | 121 | 518 | 776 | 955 | 53 |
| Net realized and unrealized gain (loss) on investments | 98 | 534 | 800 | 861 | 82 |
| Net increase (decrease) in net assets resulting from operations | $ 103 | $ 520 | $ 837 | $ 947 | $ 196 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

| | American Century Income & Growth Fund - A Class | Ariel Appreciation Fund | Ariel Fund | Artisan International Fund - Investor Shares | BlackRock Mid Cap Value Opportunities Fund - Investor A Shares |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 77 | $ 1 | $ - | $ 21 | $ - |
| Total investment income | 77 | 1 | - | 21 | - |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 39 | 5 | 10 | 9 | 1 |
| Total expenses | 39 | 5 | 10 | 9 | 1 |
| Net investment income (loss) | 38 | (4) | (10) | 12 | (1) |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (229) | (93) | (132) | 27 | 3 |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (229) | (93) | (132) | 27 | 3 |
| Net unrealized appreciation (depreciation) of investments | 848 | 375 | 599 | 290 | 16 |
| Net realized and unrealized gain (loss) on investments | 619 | 282 | 467 | 317 | 19 |
| Net increase (decrease) in net assets resulting from operations | $ 657 | $ 278 | $ 457 | $ 329 | $ 18 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2009**
*(Dollars in thousands)*

| | The Bond Fund of America℠, Inc. - Class R-4 | Calvert Social Balanced Portfolio | Capital World Growth & Income Fund℠, Inc. - Class R-3 | Columbia℠ Acorn Fund® - Class Z | Columbia Mid Cap Value Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 173 | $ 836 | $ - | $ 5 | $ 19 |
| Total investment income | 173 | 836 | - | 5 | 19 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 40 | 388 | - | - | 18 |
| Total expenses | 40 | 388 | - | - | 18 |
| Net investment income (loss) | 133 | 448 | - | 5 | 1 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (38) | (1,348) | - | (101) | (75) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (38) | (1,348) | - | (101) | (75) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 410 | 9,120 | - | 666 | 724 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 372 | 7,772 | - | 565 | 649 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 505 | $ 8,220 | $ - | $ 570 | $ 650 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2009**
*(Dollars in thousands)*

| | Columbia Mid Cap Value Fund - Class Z | CRM Mid Cap Value Fund - Investor Shares | DWS Equity 500 Index Fund - Class S | Eaton Vance Large-Cap Value Fund - Class R | EuroPacific Growth Fund® - Class R-3 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 10 | $ - | $ 4 | $ - | $ 166 |
| Total investment income | 10 | - | 4 | - | 166 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | - | - | 2 | - | 50 |
| Total expenses | - | - | 2 | - | 50 |
| Net investment income (loss) | 10 | - | 2 | - | 116 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (161) | - | (8) | - | (382) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (161) | - | (8) | - | (382) |
| Net unrealized appreciation (depreciation) of investments | 439 | 4 | 55 | - | 3,283 |
| Net realized and unrealized gain (loss) on investments | 278 | 4 | 47 | - | 2,901 |
| Net increase (decrease) in net assets resulting from operations | $ 288 | $ 4 | $ 49 | $ - | $ 3,017 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

| | EuroPacific Growth Fund® - Class R-4 | Evergreen Special Values Fund - Class A | Fidelity® VIP Equity-Income Portfolio - Initial Class | Fidelity® VIP Growth Portfolio - Initial Class | Fidelity® VIP High Income Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 4,025 | $ 296 | $ 5,236 | $ 754 | $ 644 |
| Total investment income | 4,025 | 296 | 5,236 | 754 | 644 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 1,739 | 685 | 2,168 | 1,655 | 71 |
| Total expenses | 1,739 | 685 | 2,168 | 1,655 | 71 |
| Net investment income (loss) | 2,286 | (389) | 3,068 | (901) | 573 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (1,370) | (4,393) | (12,958) | (15,463) | (594) |
| Capital gains distributions | - | - | - | 148 | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (1,370) | (4,393) | (12,958) | (15,315) | (594) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 62,717 | 23,251 | 68,342 | 57,323 | 2,477 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 61,347 | 18,858 | 55,384 | 42,008 | 1,883 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 63,633 | $ 18,469 | $ 58,452 | $ 41,107 | $ 2,456 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2009**
*(Dollars in thousands)*

| | Fidelity® VIP Overseas Portfolio - Initial Class | Fidelity® VIP Contrafund® Portfolio - Initial Class | Fidelity® VIP Index 500 Portfolio - Initial Class | Fidelity® VIP Mid Cap Portfolio - Initial Class | Fidelity® VIP Asset Manager℠ Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 676 | $ 11,606 | $ 2,114 | $ 80 | $ 429 |
| Total investment income | 676 | 11,606 | 2,114 | 80 | 429 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 297 | 7,574 | 801 | - | 170 |
| Total expenses | 297 | 7,574 | 801 | - | 170 |
| Net investment income (loss) | 379 | 4,032 | 1,313 | 80 | 259 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (1,691) | (27,183) | (1,788) | (553) | (266) |
| Capital gains distributions | 99 | 232 | 1,711 | 61 | 30 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (1,592) | (26,951) | (77) | (492) | (236) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 8,368 | 269,736 | 18,108 | 4,038 | 4,242 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 6,776 | 242,785 | 18,031 | 3,546 | 4,006 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 7,155 | $ 246,817 | $ 19,344 | $ 3,626 | $ 4,265 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2009**
*(Dollars in thousands)*

| | Mutual Global Discovery Fund - Class R | Franklin Small-Mid Cap Growth Fund - Class A | Franklin Small Cap Value Securities Fund - Class 2 | Fundamental Investors[SM], Inc. - Class R-3 | Fundamental Investors[SM], Inc. - Class R-4 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 24 | $ - | $ 1,162 | $ 2 | $ 244 |
| Total investment income | 24 | - | 1,162 | 2 | 244 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 18 | 4 | 635 | 1 | 135 |
| Total expenses | 18 | 4 | 635 | 1 | 135 |
| Net investment income (loss) | 6 | (4) | 527 | 1 | 109 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (42) | (95) | (2,570) | 5 | (171) |
| Capital gains distributions | 1 | - | 3,200 | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (41) | (95) | 630 | 5 | (171) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 577 | 255 | 17,388 | 47 | 4,447 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 536 | 160 | 18,018 | 52 | 4,276 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 542 | $ 156 | $ 18,545 | $ 53 | $ 4,385 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

| | The Growth Fund of America® - Class R-3 | The Growth Fund of America® - Class R-4 | The Income Fund of America® - Class R-3 | ING Balanced Portfolio - Class I | ING Financial Services Fund - Class A |
|---|---:|---:|---:|---:|---:|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 91 | $ 2,286 | $ 74 | $ 14,639 | $ - |
| Total investment income | 91 | 2,286 | 74 | 14,639 | - |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 84 | 2,030 | 12 | 3,390 | - |
| Total expenses | 84 | 2,030 | 12 | 3,390 | - |
| Net investment income (loss) | 7 | 256 | 62 | 11,249 | - |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (202) | (1,129) | (230) | (27,508) | (112) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (202) | (1,129) | (230) | (27,508) | (112) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 3,954 | 67,468 | 517 | 70,457 | 91 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 3,752 | 66,339 | 287 | 42,949 | (21) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 3,759 | $ 66,595 | $ 349 | $ 54,198 | $ (21) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

| | ING Real Estate Fund - Class A | ING GNMA Income Fund - Class A | ING Intermediate Bond Fund - Class A | ING Intermediate Bond Portfolio - Class I | ING Intermediate Bond Portfolio - Class S |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
|   Dividends | $ 56 | $ 159 | $ 228 | $ 24,180 | $ 20 |
| Total investment income | 56 | 159 | 228 | 24,180 | 20 |
| Expenses: | | | | | |
|   Mortality, expense risk and | | | | | |
|     other charges | 9 | 29 | 22 | 3,461 | 1 |
| Total expenses | 9 | 29 | 22 | 3,461 | 1 |
| Net investment income (loss) | 47 | 130 | 206 | 20,719 | 19 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
|   **on investments** | | | | | |
| Net realized gain (loss) on investments | (523) | 23 | (145) | (6,552) | (7) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments | | | | | |
|   and capital gains distributions | (523) | 23 | (145) | (6,552) | (7) |
| Net unrealized appreciation | | | | | |
|   (depreciation) of investments | 853 | (3) | 341 | 21,042 | 25 |
| Net realized and unrealized gain (loss) | | | | | |
|   on investments | 330 | 20 | 196 | 14,490 | 18 |
| Net increase (decrease) in net assets | | | | | |
|   resulting from operations | $ 377 | $ 150 | $ 402 | $ 35,209 | $ 37 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the year ended December 31, 2009
### *(Dollars in thousands)*

| | ING AllianceBernstein Mid Cap Growth Portfolio - Service Class | ING Artio Foreign Portfolio - Service Class | ING BlackRock Large Cap Growth Portfolio - Institutional Class | ING BlackRock Large Cap Growth Portfolio - Service Class | ING BlackRock Large Cap Growth Portfolio - Service 2 Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 1,212 | $ 411 | $ - | $ - |
| Total investment income | - | 1,212 | 411 | - | - |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 12 | 338 | 702 | 1 | - |
| Total expenses | 12 | 338 | 702 | 1 | - |
| Net investment income (loss) | (12) | 874 | (291) | (1) | - |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (1,380) | (3,622) | (4,578) | (31) | (38) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (1,380) | (3,622) | (4,578) | (31) | (38) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 1,897 | 9,043 | 22,883 | 60 | 79 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 517 | 5,421 | 18,305 | 29 | 41 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 505 | $ 6,295 | $ 18,014 | $ 28 | $ 41 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2009**
*(Dollars in thousands)*

| | ING Clarion Global Real Estate Portfolio - Institutional Class | ING Clarion Real Estate Portfolio - Institutional Class | ING Clarion Real Estate Portfolio - Service Class | ING Evergreen Health Sciences Portfolio - Service Class | ING Evergreen Omega Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1,060 | $ 35 | $ 763 | $ - | $ 1 |
| Total investment income | 1,060 | 35 | 763 | - | 1 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 368 | 7 | 158 | 71 | 1 |
| Total expenses | 368 | 7 | 158 | 71 | 1 |
| Net investment income (loss) | 692 | 28 | 605 | (71) | - |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (1,889) | (784) | (6,174) | (464) | 38 |
| Capital gains distributions | - | 19 | 466 | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (1,889) | (765) | (5,708) | (464) | 38 |
| Net unrealized appreciation (depreciation) of investments | 13,526 | 916 | 12,068 | 2,060 | 63 |
| Net realized and unrealized gain (loss) on investments | 11,637 | 151 | 6,360 | 1,596 | 101 |
| Net increase (decrease) in net assets resulting from operations | $ 12,329 | $ 179 | $ 6,965 | $ 1,525 | $ 101 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

| | ING FMR℠ Diversified Mid Cap Portfolio - Service Class | ING Global Resources Portfolio - Institutional Class | ING Global Resources Portfolio - Service Class | ING Growth and Income Portfolio II - Service Class | ING Index Plus International Equity Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 166 | $ - | $ 275 | $ 51 | $ 806 |
| Total investment income | 166 | - | 275 | 51 | 806 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 271 | - | 857 | 10 | 65 |
| Total expenses | 271 | - | 857 | 10 | 65 |
| Net investment income (loss) | (105) | - | (582) | 41 | 741 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (398) | (4) | (4,671) | (1,077) | (11,721) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (398) | (4) | (4,671) | (1,077) | (11,721) |
| Net unrealized appreciation (depreciation) of investments | 10,796 | 12 | 32,959 | 1,322 | 13,089 |
| Net realized and unrealized gain (loss) on investments | 10,398 | 8 | 28,288 | 245 | 1,368 |
| Net increase (decrease) in net assets resulting from operations | $ 10,293 | $ 8 | $ 27,706 | $ 286 | $ 2,109 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2009**
*(Dollars in thousands)*

| | ING Index Plus International Equity Portfolio - Service Class | ING Janus Contrarian Portfolio - Service Class | ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class | ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | ING JPMorgan Emerging Markets Equity Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 196 | $ 58 | $ 3 | $ 419 | $ 300 |
| Total investment income | 196 | 58 | 3 | 419 | 300 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 18 | 63 | 1 | 255 | 224 |
| Total expenses | 18 | 63 | 1 | 255 | 224 |
| Net investment income (loss) | 178 | (5) | 2 | 164 | 76 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (2,983) | (2,177) | (61) | (228) | (1,111) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (2,983) | (2,177) | (61) | (228) | (1,111) |
| Net unrealized appreciation (depreciation) of investments | 3,363 | 5,433 | 225 | 13,759 | 12,562 |
| Net realized and unrealized gain (loss) on investments | 380 | 3,256 | 164 | 13,531 | 11,451 |
| Net increase (decrease) in net assets resulting from operations | $ 558 | $ 3,251 | $ 166 | $ 13,695 | $ 11,527 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

| | ING JPMorgan Small Cap Core Equity Portfolio - Service Class | ING JPMorgan Value Opportunities Portfolio - Institutional Class | ING JPMorgan Value Opportunities Portfolio - Service Class | ING Lord Abbett Affiliated Portfolio - Institutional Class | ING Lord Abbett Affiliated Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 13 | $ 3 | $ 84 | $ 738 | $ 5 |
| Total investment income | 13 | 3 | 84 | 738 | 5 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 25 | - | 7 | 677 | 4 |
| Total expenses | 25 | - | 7 | 677 | 4 |
| Net investment income (loss) | (12) | 3 | 77 | 61 | 1 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (308) | (22) | (713) | (8,357) | (54) |
| Capital gains distributions | 67 | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (241) | (22) | (713) | (8,357) | (54) |
| Net unrealized appreciation (depreciation) of investments | 1,026 | 19 | 807 | 20,444 | 157 |
| Net realized and unrealized gain (loss) on investments | 785 | (3) | 94 | 12,087 | 103 |
| Net increase (decrease) in net assets resulting from operations | $ 773 | $ - | $ 171 | $ 12,148 | $ 104 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the year ended December 31, 2009
### *(Dollars in thousands)*

| | ING Marsico Growth Portfolio - Institutional Class | ING Marsico Growth Portfolio - Service Class | ING Marsico International Opportunities Portfolio - Adviser Class | ING Marsico International Opportunities Portfolio - Service Class | ING MFS Total Return Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 74 | $ 2 | $ - | $ 90 | $ 18 |
| Total investment income | 74 | 2 | - | 90 | 18 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 58 | 2 | - | 71 | 3 |
| Total expenses | 58 | 2 | - | 71 | 3 |
| Net investment income (loss) | 16 | - | - | 19 | 15 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (468) | (76) | (12) | (1,426) | (65) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (468) | (76) | (12) | (1,426) | (65) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 2,048 | 147 | 36 | 3,630 | 183 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 1,580 | 71 | 24 | 2,204 | 118 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 1,596 | $ 71 | $ 24 | $ 2,223 | $ 133 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2009**
*(Dollars in thousands)*

| | ING MFS Total Return Portfolio - Institutional Class | ING MFS Total Return Portfolio - Service Class | ING MFS Utilities Portfolio - Service Class | ING Oppenheimer Main Street Portfolio® - Service Class | ING PIMCO High Yield Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1,508 | $ 603 | $ 1,628 | $ 13 | $ 147 |
| Total investment income | 1,508 | 603 | 1,628 | 13 | 147 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 517 | 249 | 274 | 8 | 18 |
| Total expenses | 517 | 249 | 274 | 8 | 18 |
| Net investment income (loss) | 991 | 354 | 1,354 | 5 | 129 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (2,306) | (1,784) | (1,427) | (323) | (6) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (2,306) | (1,784) | (1,427) | (323) | (6) |
| Net unrealized appreciation (depreciation) of investments | 9,743 | 5,205 | 8,101 | 453 | 503 |
| Net realized and unrealized gain (loss) on investments | 7,437 | 3,421 | 6,674 | 130 | 497 |
| Net increase (decrease) in net assets resulting from operations | $ 8,428 | $ 3,775 | $ 8,028 | $ 135 | $ 626 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

| | ING PIMCO High Yield Portfolio - Service Class | ING Pioneer Equity Income Portfolio - Institutional Class | ING Pioneer Equity Income Portfolio - Service Class | ING Pioneer Fund Portfolio - Institutional Class | ING Pioneer Fund Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 688 | $ - | $ - | $ 195 | $ 4 |
| Total investment income | 688 | - | - | 195 | 4 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 78 | 1,047 | - | 95 | 2 |
| Total expenses | 78 | 1,047 | - | 95 | 2 |
| Net investment income (loss) | 610 | (1,047) | - | 100 | 2 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (446) | (7,004) | - | (1,124) | (6) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (446) | (7,004) | - | (1,124) | (6) |
| Net unrealized appreciation (depreciation) of investments | 3,028 | 22,114 | - | 3,893 | 83 |
| Net realized and unrealized gain (loss) on investments | 2,582 | 15,110 | - | 2,769 | 77 |
| Net increase (decrease) in net assets resulting from operations | $ 3,192 | $ 14,063 | $ - | $ 2,869 | $ 79 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

| | ING Pioneer Mid Cap Value Portfolio - Adviser Class | ING Pioneer Mid Cap Value Portfolio - Institutional Class | ING Pioneer Mid Cap Value Portfolio - Service Class | ING Stock Index Portfolio - Institutional Class | ING T. Rowe Price Capital Appreciation Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 1,119 | $ 4 | $ 23 | $ 4,270 |
| Total investment income | - | 1,119 | 4 | 23 | 4,270 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | - | 648 | 2 | 3 | 1,798 |
| Total expenses | - | 648 | 2 | 3 | 1,798 |
| Net investment income (loss) | - | 471 | 2 | 20 | 2,472 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (1) | (3,155) | (15) | (49) | (4,874) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (1) | (3,155) | (15) | (49) | (4,874) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 1 | 19,190 | 76 | 809 | 58,572 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | - | 16,035 | 61 | 760 | 53,698 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ - | $ 16,506 | $ 63 | $ 780 | $ 56,170 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the year ended December 31, 2009
*(Dollars in thousands)*

| | ING T. Rowe Price Equity Income Portfolio - Adviser Class | ING T. Rowe Price Equity Income Portfolio - Service Class | ING Templeton Global Growth Portfolio - Institutional Class | ING Templeton Global Growth Portfolio - Service Class | ING Van Kampen Capital Growth Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 18 | $ 1,679 | $ 23 | $ 63 | $ 26 |
| Total investment income | 18 | 1,679 | 23 | 63 | 26 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 4 | 762 | 8 | 28 | 9 |
| Total expenses | 4 | 762 | 8 | 28 | 9 |
| Net investment income (loss) | 14 | 917 | 15 | 35 | 17 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (89) | (1,868) | (213) | (277) | 136 |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (89) | (1,868) | (213) | (277) | 136 |
| Net unrealized appreciation (depreciation) of investments | 339 | 21,745 | 432 | 1,046 | 94 |
| Net realized and unrealized gain (loss) on investments | 250 | 19,877 | 219 | 769 | 230 |
| Net increase (decrease) in net assets resulting from operations | $ 264 | $ 20,794 | $ 234 | $ 804 | $ 247 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the year ended December 31, 2009
*(Dollars in thousands)*

| | ING Van Kampen Capital Growth Portfolio - Service Class | ING Van Kampen Growth and Income Portfolio - Service Class | ING Wells Fargo Small Cap Disciplined Portfolio - Service Class | ING Money Market Portfolio - Class I | ING Global Real Estate Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1 | $ 210 | $ 9 | $ 1,397 | $ 1 |
| Total investment income | 1 | 210 | 9 | 1,397 | 1 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 1 | 134 | 11 | 3,889 | - |
| Total expenses | 1 | 134 | 11 | 3,889 | - |
| Net investment income (loss) | - | 76 | (2) | (2,492) | 1 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (84) | (1,313) | (226) | - | - |
| Capital gains distributions | - | - | - | 202 | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (84) | (1,313) | (226) | 202 | - |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 123 | 4,644 | 572 | - | (1) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 39 | 3,331 | 346 | 202 | (1) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 39 | $ 3,407 | $ 344 | $ (2,290) | $ - |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

| | ING International Capital Appreciation Fund - Class I | ING International Growth Opportunities Fund - Class Q | ING International SmallCap Multi-Manager Fund - Class A | ING American Century Large Company Value Portfolio - Adviser Class | ING American Century Large Company Value Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ 19 | $ 1 | $ 43 |
| Total investment income | - | - | 19 | 1 | 43 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | - | - | 5 | - | 14 |
| Total expenses | - | - | 5 | - | 14 |
| Net investment income (loss) | - | - | 14 | 1 | 29 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | (5) | (386) | (79) | (3,026) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | - | (5) | (386) | (79) | (3,026) |
| Net unrealized appreciation (depreciation) of investments | - | 8 | 944 | 78 | 2,988 |
| Net realized and unrealized gain (loss) on investments | - | 3 | 558 | (1) | (38) |
| Net increase (decrease) in net assets resulting from operations | $ - | $ 3 | $ 572 | $ - | $ (9) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

| | ING American Century Small-Mid Cap Value Portfolio - Adviser Class | ING American Century Small-Mid Cap Value Portfolio - Service Class | ING Baron Asset Portfolio - Service Class | ING Baron Small Cap Growth Portfolio - Adviser Class | ING Baron Small Cap Growth Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 476 | $ - | $ - | $ - |
| Total investment income | - | 476 | - | - | - |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | - | 239 | 21 | 2 | 695 |
| Total expenses | - | 239 | 21 | 2 | 695 |
| Net investment income (loss) | - | 237 | (21) | (2) | (695) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (6) | (1,004) | (310) | (34) | 73 |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (6) | (1,004) | (310) | (34) | 73 |
| Net unrealized appreciation (depreciation) of investments | 16 | 9,487 | 1,082 | 223 | 25,057 |
| Net realized and unrealized gain (loss) on investments | 10 | 8,483 | 772 | 189 | 25,130 |
| Net increase (decrease) in net assets resulting from operations | $ 10 | $ 8,720 | $ 751 | $ 187 | $ 24,435 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

| | ING Columbia Small Cap Value Portfolio - Adviser Class | ING Columbia Small Cap Value Portfolio - Service Class | ING Davis New York Venture Portfolio - Service Class | ING Fidelity® VIP Mid Cap Portfolio - Service Class | ING Index Solution 2015 Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 14 | $ 70 | $ 392 | $ 1 |
| Total investment income | - | 14 | 70 | 392 | 1 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | - | 11 | 96 | 40 | 1 |
| Total expenses | - | 11 | 96 | 40 | 1 |
| Net investment income (loss) | - | 3 | (26) | 352 | - |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | - | (181) | (394) | (788) | 17 |
| Capital gains distributions | - | - | - | 1,000 | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | - | (181) | (394) | 212 | 17 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 3 | 445 | 3,305 | 2,130 | 8 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 3 | 264 | 2,911 | 2,342 | 25 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 3 | $ 267 | $ 2,885 | $ 2,694 | $ 25 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2009
### *(Dollars in thousands)*

| | ING Index Solution 2025 Portfolio - Adviser Class | ING Index Solution 2035 Portfolio - Adviser Class | ING Index Solution 2045 Portfolio - Adviser Class | ING Index Solution Income Portfolio - Adviser Class | ING JPMorgan Mid Cap Value Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1 | $ 1 | $ - | $ - | $ 3 |
| Total investment income | 1 | 1 | - | - | 3 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 3 | 2 | - | - | 1 |
| Total expenses | 3 | 2 | - | - | 1 |
| Net investment income (loss) | (2) | (1) | - | - | 2 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | - | - | - | 2 | (36) |
| Capital gains distributions | - | - | - | - | 4 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | - | - | - | 2 | (32) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 80 | 58 | 17 | 5 | 86 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 80 | 58 | 17 | 7 | 54 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 78 | $ 57 | $ 17 | $ 7 | $ 56 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

| | ING JPMorgan Mid Cap Value Portfolio - Service Class | ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class | ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class | ING Legg Mason Partners Aggressive Growth Portfolio - Service Class | ING Neuberger Berman Partners Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 296 | $ - | $ - | $ - | $ 101 |
| Total investment income | 296 | - | - | - | 101 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 222 | - | 919 | 1 | 11 |
| Total expenses | 222 | - | 919 | 1 | 11 |
| Net investment income (loss) | 74 | - | (919) | (1) | 90 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (1,156) | (30) | (10,629) | (17) | (1,541) |
| Capital gains distributions | 367 | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (789) | (30) | (10,629) | (17) | (1,541) |
| Net unrealized appreciation (depreciation) of investments | 6,054 | 60 | 36,234 | 56 | 1,725 |
| Net realized and unrealized gain (loss) on investments | 5,265 | 30 | 25,605 | 39 | 184 |
| Net increase (decrease) in net assets resulting from operations | $ 5,339 | $ 30 | $ 24,686 | $ 38 | $ 274 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

| | ING Oppenheimer Global Portfolio - Adviser Class | ING Oppenheimer Global Portfolio - Initial Class | ING Oppenheimer Global Portfolio - Service Class | ING Oppenheimer Strategic Income Portfolio - Adviser Class | ING Oppenheimer Strategic Income Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 5 | $ 11,587 | $ 8 | $ 7 | $ 4,932 |
| Total investment income | 5 | 11,587 | 8 | 7 | 4,932 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 1 | 4,576 | 4 | 1 | 1,103 |
| Total expenses | 1 | 4,576 | 4 | 1 | 1,103 |
| Net investment income (loss) | 4 | 7,011 | 4 | 6 | 3,829 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (79) | (9,339) | (9) | (38) | (814) |
| Capital gains distributions | 6 | 8,370 | 7 | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (73) | (969) | (2) | (38) | (814) |
| Net unrealized appreciation (depreciation) of investments | 179 | 147,827 | 123 | 71 | 18,632 |
| Net realized and unrealized gain (loss) on investments | 106 | 146,858 | 121 | 33 | 17,818 |
| Net increase (decrease) in net assets resulting from operations | $ 110 | $ 153,869 | $ 125 | $ 39 | $ 21,647 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

| | ING Oppenheimer Strategic Income Portfolio - Service Class | ING PIMCO Total Return Portfolio - Adviser Class | ING PIMCO Total Return Portfolio - Service Class | ING Pioneer High Yield Portfolio - Initial Class | ING Pioneer High Yield Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 21 | $ 33 | $ 4,590 | $ 562 | $ 9 |
| Total investment income | 21 | 33 | 4,590 | 562 | 9 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 3 | 4 | 1,306 | 71 | 2 |
| Total expenses | 3 | 4 | 1,306 | 71 | 2 |
| Net investment income (loss) | 18 | 29 | 3,284 | 491 | 7 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (13) | (22) | 683 | (527) | (1) |
| Capital gains distributions | - | 39 | 5,082 | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (13) | 17 | 5,765 | (527) | (1) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 105 | 66 | 6,030 | 3,752 | 55 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 92 | 83 | 11,795 | 3,225 | 54 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 110 | $ 112 | $ 15,079 | $ 3,716 | $ 61 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the year ended December 31, 2009
### *(Dollars in thousands)*

| | ING Solution 2015 Portfolio - Adviser Class | ING Solution 2015 Portfolio - Service Class | ING Solution 2025 Portfolio - Adviser Class | ING Solution 2025 Portfolio - Service Class | ING Solution 2035 Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 461 | $ 1,396 | $ 461 | $ 1,601 | $ 344 |
| Total investment income | 461 | 1,396 | 461 | 1,601 | 344 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 70 | 291 | 88 | 394 | 77 |
| Total expenses | 70 | 291 | 88 | 394 | 77 |
| Net investment income (loss) | 391 | 1,105 | 373 | 1,207 | 267 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (605) | (852) | (467) | (1,101) | (302) |
| Capital gains distributions | 114 | 326 | 13 | 41 | 12 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (491) | (526) | (454) | (1,060) | (290) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 2,526 | 6,545 | 3,695 | 11,400 | 3,458 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 2,035 | 6,019 | 3,241 | 10,340 | 3,168 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 2,426 | $ 7,124 | $ 3,614 | $ 11,547 | $ 3,435 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

| | ING Solution 2035 Portfolio - Service Class | ING Solution 2045 Portfolio - Adviser Class | ING Solution 2045 Portfolio - Service Class | ING Solution Growth and Income Portfolio - Service Class | ING Solution Growth Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1,115 | $ 190 | $ 630 | $ 10 | $ 3 |
| Total investment income | 1,115 | 190 | 630 | 10 | 3 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 306 | 42 | 215 | 8 | 3 |
| Total expenses | 306 | 42 | 215 | 8 | 3 |
| Net investment income (loss) | 809 | 148 | 415 | 2 | - |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (390) | (328) | (298) | (5) | (2) |
| Capital gains distributions | 37 | 74 | 225 | 1 | 1 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (353) | (254) | (73) | (4) | (1) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 9,824 | 2,456 | 7,006 | 187 | 98 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 9,471 | 2,202 | 6,933 | 183 | 97 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 10,280 | $ 2,350 | $ 7,348 | $ 185 | $ 97 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

| | ING Solution Income Portfolio - Adviser Class | ING Solution Income Portfolio - Service Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 433 | $ 444 | $ - | $ 1,042 | $ 1 |
| Total investment income | 433 | 444 | - | 1,042 | 1 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 40 | 64 | 1 | 2,344 | 2 |
| Total expenses | 40 | 64 | 1 | 2,344 | 2 |
| Net investment income (loss) | 393 | 380 | (1) | (1,302) | (1) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (325) | (291) | (50) | (6,810) | (88) |
| Capital gains distributions | 33 | 32 | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (292) | (259) | (50) | (6,810) | (88) |
| Net unrealized appreciation (depreciation) of investments | 1,100 | 1,116 | 149 | 95,806 | 223 |
| Net realized and unrealized gain (loss) on investments | 808 | 857 | 99 | 88,996 | 135 |
| Net increase (decrease) in net assets resulting from operations | $ 1,201 | $ 1,237 | $ 98 | $ 87,694 | $ 134 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

| | ING T. Rowe Price Growth Equity Portfolio - Adviser Class | ING T. Rowe Price Growth Equity Portfolio - Initial Class | ING T. Rowe Price Growth Equity Portfolio - Service Class | ING Templeton Foreign Equity Portfolio - Adviser Class | ING Templeton Foreign Equity Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 295 | $ - | $ - | $ - |
| Total investment income | - | 295 | - | - | - |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 3 | 1,624 | 9 | 1 | 792 |
| Total expenses | 3 | 1,624 | 9 | 1 | 792 |
| Net investment income (loss) | (3) | (1,329) | (9) | (1) | (792) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (71) | (2,986) | (59) | (8) | (5,148) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (71) | (2,986) | (59) | (8) | (5,148) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 386 | 62,249 | 519 | 62 | 27,834 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 315 | 59,263 | 460 | 54 | 22,686 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 312 | $ 57,934 | $ 451 | $ 53 | $ 21,894 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

| | ING Templeton Foreign Equity Portfolio - Service Class | ING Thornburg Value Portfolio - Adviser Class | ING Thornburg Value Portfolio - Initial Class | ING UBS U.S. Large Cap Equity Portfolio - Adviser Class | ING UBS U.S. Large Cap Equity Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 3 | $ 863 | $ 1 | $ 1,009 |
| Total investment income | - | 3 | 863 | 1 | 1,009 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | - | 1 | 720 | - | 689 |
| Total expenses | - | 1 | 720 | - | 689 |
| Net investment income (loss) | - | 2 | 143 | 1 | 320 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (8) | (16) | (2,099) | (6) | (2,997) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (8) | (16) | (2,099) | (6) | (2,997) |
| Net unrealized appreciation (depreciation) of investments | 24 | 144 | 28,248 | 23 | 20,656 |
| Net realized and unrealized gain (loss) on investments | 16 | 128 | 26,149 | 17 | 17,659 |
| Net increase (decrease) in net assets resulting from operations | $ 16 | $ 130 | $ 26,292 | $ 18 | $ 17,979 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2009**
*(Dollars in thousands)*

| | ING UBS U.S. Large Cap Equity Portfolio - Service Class | ING Van Kampen Comstock Portfolio - Adviser Class | ING Van Kampen Comstock Portfolio - Service Class | ING Van Kampen Equity and Income Portfolio - Adviser Class | ING Van Kampen Equity and Income Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 5 | $ 1,073 | $ 6 | $ 4,288 |
| Total investment income | - | 5 | 1,073 | 6 | 4,288 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | - | 1 | 431 | 1 | 2,129 |
| Total expenses | - | 1 | 431 | 1 | 2,129 |
| Net investment income (loss) | - | 4 | 642 | 5 | 2,159 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | (24) | (4,042) | (6) | (6,184) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | - | (24) | (4,042) | (6) | (6,184) |
| Net unrealized appreciation (depreciation) of investments | 2 | 75 | 14,531 | 84 | 47,036 |
| Net realized and unrealized gain (loss) on investments | 2 | 51 | 10,489 | 78 | 40,852 |
| Net increase (decrease) in net assets resulting from operations | $ 2 | $ 55 | $ 11,131 | $ 83 | $ 43,011 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

|  | ING Van Kampen Equity and Income Portfolio - Service Class | ING Growth and Income Fund - Class A | ING Strategic Allocation Conservative Portfolio - Class I | ING Strategic Allocation Growth Portfolio - Class I | ING Strategic Allocation Moderate Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 2 | $ 1 | $ 2,178 | $ 5,079 | $ 4,421 |
| Total investment income | 2 | 1 | 2,178 | 5,079 | 4,421 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 1 | 1 | 255 | 518 | 462 |
| Total expenses | 1 | 1 | 255 | 518 | 462 |
| Net investment income (loss) | 1 | - | 1,923 | 4,561 | 3,959 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (45) | 2 | (2,300) | (2,855) | (3,085) |
| Capital gains distributions | - | - | - | 2,780 | 1,464 |
| Total realized gain (loss) on investments and capital gains distributions | (45) | 2 | (2,300) | (75) | (1,621) |
| Net unrealized appreciation (depreciation) of investments | 64 | 25 | 4,489 | 6,959 | 6,870 |
| Net realized and unrealized gain (loss) on investments | 19 | 27 | 2,189 | 6,884 | 5,249 |
| Net increase (decrease) in net assets resulting from operations | $ 20 | $ 27 | $ 4,112 | $ 11,445 | $ 9,208 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Operations**
**For the year ended December 31, 2009**
*(Dollars in thousands)*

| | ING Growth and Income Portfolio - Class A | ING Growth and Income Portfolio - Class I | ING Growth and Income Portfolio - Class S | ING GET U.S. Core Portfolio - Series 3 | ING GET U.S. Core Portfolio - Series 5 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 4 | $ 14,433 | $ 10 | $ 367 | $ 16 |
| Total investment income | 4 | 14,433 | 10 | 367 | 16 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 1 | 10,503 | 3 | 48 | 8 |
| Total expenses | 1 | 10,503 | 3 | 48 | 8 |
| Net investment income (loss) | 3 | 3,930 | 7 | 319 | 8 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (74) | (86,235) | (22) | (1,345) | (20) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (74) | (86,235) | (22) | (1,345) | (20) |
| Net unrealized appreciation (depreciation) of investments | 146 | 328,821 | 162 | 917 | 11 |
| Net realized and unrealized gain (loss) on investments | 72 | 242,586 | 140 | (428) | (9) |
| Net increase (decrease) in net assets resulting from operations | $ 75 | $ 246,516 | $ 147 | $ (109) | $ (1) |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Operations**
**For the year ended December 31, 2009**
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 6 | ING GET U.S. Core Portfolio - Series 7 | ING GET U.S. Core Portfolio - Series 8 | ING GET U.S. Core Portfolio - Series 9 | ING GET U.S. Core Portfolio - Series 10 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 44 | $ 40 | $ 13 | $ 3 | $ 2 |
| Total investment income | 44 | 40 | 13 | 3 | 2 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 37 | 26 | 10 | 2 | 1 |
| Total expenses | 37 | 26 | 10 | 2 | 1 |
| Net investment income (loss) | 7 | 14 | 3 | 1 | 1 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (69) | (93) | (118) | (1) | - |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (69) | (93) | (118) | (1) | - |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 57 | 62 | 110 | - | (2) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (12) | (31) | (8) | (1) | (2) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (5) | $ (17) | $ (5) | $ - | $ (1) |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2009**
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 11 | ING BlackRock Science and Technology Opportunities Portfolio - Class I | ING Index Plus LargeCap Portfolio - Class I | ING Index Plus LargeCap Portfolio - Class S | ING Index Plus MidCap Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1 | $ - | $ 7,984 | $ 9 | $ 4,011 |
| Total investment income | 1 | - | 7,984 | 9 | 4,011 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 1 | 291 | 2,506 | 1 | 2,159 |
| Total expenses | 1 | 291 | 2,506 | 1 | 2,159 |
| Net investment income (loss) | - | (291) | 5,478 | 8 | 1,852 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | 333 | (9,310) | (16) | (3,916) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | - | 333 | (9,310) | (16) | (3,916) |
| Net unrealized appreciation (depreciation) of investments | (1) | 13,177 | 55,291 | 76 | 66,603 |
| Net realized and unrealized gain (loss) on investments | (1) | 13,510 | 45,981 | 60 | 62,687 |
| Net increase (decrease) in net assets resulting from operations | $ (1) | $ 13,219 | $ 51,459 | $ 68 | $ 64,539 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2009**
*(Dollars in thousands)*

| | ING Index Plus MidCap Portfolio - Class S | ING Index Plus SmallCap Portfolio - Class I | ING Index Plus SmallCap Portfolio - Class S | ING International Index Portfolio - Class I | ING International Index Portfolio - Class S |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 4 | $ 1,644 | $ 1 | $ - | $ - |
| Total investment income | 4 | 1,644 | 1 | - | - |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 1 | 822 | - | 79 | - |
| Total expenses | 1 | 822 | - | 79 | - |
| Net investment income (loss) | 3 | 822 | 1 | (79) | - |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (30) | (4,696) | (16) | 170 | - |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (30) | (4,696) | (16) | 170 | - |
| Net unrealized appreciation (depreciation) of investments | 124 | 23,988 | 41 | 1,566 | 2 |
| Net realized and unrealized gain (loss) on investments | 94 | 19,292 | 25 | 1,736 | 2 |
| Net increase (decrease) in net assets resulting from operations | $ 97 | $ 20,114 | $ 26 | $ 1,657 | $ 2 |

*The accompanying notes are an integral part of these financial statements.*

94

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

| | ING Opportunistic Large Cap Growth Portfolio - Class I | ING Opportunistic Large Cap Portfolio - Class I | ING Russell™ Large Cap Growth Index Portfolio - Class I | ING Russell™ Large Cap Growth Index Portfolio - Class S | ING Russell™ Large Cap Index Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 307 | $ 1,378 | $ - | $ - | $ - |
| Total investment income | 307 | 1,378 | - | - | - |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 185 | 548 | 12 | 1 | 54 |
| Total expenses | 185 | 548 | 12 | 1 | 54 |
| Net investment income (loss) | 122 | 830 | (12) | (1) | (54) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (3,369) | (1,509) | 75 | 1 | (8) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (3,369) | (1,509) | 75 | 1 | (8) |
| Net unrealized appreciation (depreciation) of investments | 8,317 | 9,421 | 375 | 51 | 1,742 |
| Net realized and unrealized gain (loss) on investments | 4,948 | 7,912 | 450 | 52 | 1,734 |
| Net increase (decrease) in net assets resulting from operations | $ 5,070 | $ 8,742 | $ 438 | $ 51 | $ 1,680 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

| | ING Russell™ Large Cap Value Index Portfolio - Class I | ING Russell™ Large Cap Value Index Portfolio - Class S | ING Russell™ Mid Cap Growth Index Portfolio - Class S | ING Russell™ Mid Cap Index Portfolio - Class I | ING Russell™ Small Cap Index Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ - | $ - | $ - |
| Total investment income | - | - | - | - | - |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | - | 8 | 11 | 22 | 13 |
| Total expenses | - | 8 | 11 | 22 | 13 |
| Net investment income (loss) | - | (8) | (11) | (22) | (13) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 2 | 58 | 9 | (26) | (132) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 2 | 58 | 9 | (26) | (132) |
| Net unrealized appreciation (depreciation) of investments | 8 | 231 | 340 | 873 | 507 |
| Net realized and unrealized gain (loss) on investments | 10 | 289 | 349 | 847 | 375 |
| Net increase (decrease) in net assets resulting from operations | $ 10 | $ 281 | $ 338 | $ 825 | $ 362 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

| | ING Small Company Portfolio - Class I | ING Small Company Portfolio - Class S | ING U.S. Bond Index Portfolio - Class I | ING International Value Portfolio - Class I | ING International Value Portfolio - Class S |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 594 | $ 1 | $ 72 | $ 1,482 | $ 4 |
| Total investment income | 594 | 1 | 72 | 1,482 | 4 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 874 | - | 29 | 816 | 1 |
| Total expenses | 874 | - | 29 | 816 | 1 |
| Net investment income (loss) | (280) | 1 | 43 | 666 | 3 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (3,305) | (16) | 39 | (7,454) | (79) |
| Capital gains distributions | - | - | 29 | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (3,305) | (16) | 68 | (7,454) | (79) |
| Net unrealized appreciation (depreciation) of investments | 26,031 | 40 | 26 | 27,379 | 130 |
| Net realized and unrealized gain (loss) on investments | 22,726 | 24 | 94 | 19,925 | 51 |
| Net increase (decrease) in net assets resulting from operations | $ 22,446 | $ 25 | $ 137 | $ 20,591 | $ 54 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

| | ING MidCap Opportunities Portfolio - Class I | ING MidCap Opportunities Portfolio - Class S | ING SmallCap Opportunities Portfolio - Class I | ING SmallCap Opportunities Portfolio - Class S | Janus Aspen Series Balanced Portfolio - Institutional Shares |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 23 | $ - | $ - | $ - | $ 17 |
| Total investment income | 23 | - | - | - | 17 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 100 | 1 | 75 | - | 3 |
| Total expenses | 100 | 1 | 75 | - | 3 |
| Net investment income (loss) | (77) | (1) | (75) | - | 14 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (170) | (8) | (520) | (8) | (4) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (170) | (8) | (520) | (8) | (4) |
| Net unrealized appreciation (depreciation) of investments | 3,814 | 63 | 3,309 | 23 | 44 |
| Net realized and unrealized gain (loss) on investments | 3,644 | 55 | 2,789 | 15 | 40 |
| Net increase (decrease) in net assets resulting from operations | $ 3,567 | $ 54 | $ 2,714 | $ 15 | $ 54 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

| | Janus Aspen Series Enterprise Portfolio - Institutional Shares | Janus Aspen Series Flexible Bond Portfolio - Institutional Shares | Janus Aspen Series Janus Portfolio - Institutional Shares | Janus Aspen Series Worldwide Portfolio - Institutional Shares | Lazard U.S. Mid Cap Equity Portfolio - Open Shares |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 4 | $ - | $ 2 | $ 6 |
| Total investment income | - | 4 | - | 2 | 6 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 3 | 1 | 1 | 2 | 5 |
| Total expenses | 3 | 1 | 1 | 2 | 5 |
| Net investment income (loss) | (3) | 3 | (1) | - | 1 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (11) | 4 | (4) | (25) | (90) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (11) | 4 | (4) | (25) | (90) |
| Net unrealized appreciation (depreciation) of investments | 116 | 3 | 30 | 76 | 304 |
| Net realized and unrealized gain (loss) on investments | 105 | 7 | 26 | 51 | 214 |
| Net increase (decrease) in net assets resulting from operations | $ 102 | $ 10 | $ 25 | $ 51 | $ 215 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

| | LKCM Aquinas Growth Fund | Loomis Sayles Small Cap Value Fund - Retail Class | Lord Abbett Mid-Cap Value Fund, Inc. - Class A | Lord Abbett Small-Cap Value Fund - Class A | Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 3 | $ 6 | $ - | $ 382 |
| Total investment income | - | 3 | 6 | - | 382 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 2 | 14 | 8 | 11 | 733 |
| Total expenses | 2 | 14 | 8 | 11 | 733 |
| Net investment income (loss) | (2) | (11) | (2) | (11) | (351) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (16) | 3 | (93) | (83) | (7,807) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (16) | 3 | (93) | (83) | (7,807) |
| Net unrealized appreciation (depreciation) of investments | 79 | 441 | 306 | 395 | 25,992 |
| Net realized and unrealized gain (loss) on investments | 63 | 444 | 213 | 312 | 18,185 |
| Net increase (decrease) in net assets resulting from operations | $ 61 | $ 433 | $ 211 | $ 301 | $ 17,834 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

| | Massachusetts Investors Growth Stock Fund - Class A | Morgan Stanley U.S. Small Cap Value Portfolio - Class I | Neuberger Berman Socially Responsive Fund® - Trust Class | New Perspective Fund®, Inc. - Class R-3 | New Perspective Fund®, Inc. - Class R-4 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1 | $ - | $ 13 | $ 38 | $ 731 |
| Total investment income | 1 | - | 13 | 38 | 731 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 3 | - | 29 | 11 | 415 |
| Total expenses | 3 | - | 29 | 11 | 415 |
| Net investment income (loss) | (2) | - | (16) | 27 | 316 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (27) | (211) | (226) | (242) | (1,193) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (27) | (211) | (226) | (242) | (1,193) |
| Net unrealized appreciation (depreciation) of investments | 151 | 564 | 1,046 | 1,206 | 16,050 |
| Net realized and unrealized gain (loss) on investments | 124 | 353 | 820 | 964 | 14,857 |
| Net increase (decrease) in net assets resulting from operations | $ 122 | $ 353 | $ 804 | $ 991 | $ 15,173 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

| | Oppenheimer Capital Appreciation Fund - Class A | Oppenheimer Developing Markets Fund - Class A | Oppenheimer Global Securities/VA | Oppenheimer Main Street Fund®/VA | Oppenheimer Main Street Small Cap Fund®/VA |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 964 | $ 6 | $ 1 | $ 48 |
| Total investment income | - | 964 | 6 | 1 | 48 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 4 | 1,671 | 3 | 1 | 63 |
| Total expenses | 4 | 1,671 | 3 | 1 | 63 |
| Net investment income (loss) | (4) | (707) | 3 | - | (15) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (24) | (6,072) | (43) | (2) | (423) |
| Capital gains distributions | - | - | 6 | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (24) | (6,072) | (37) | (2) | (423) |
| Net unrealized appreciation (depreciation) of investments | 196 | 104,437 | 114 | 18 | 2,466 |
| Net realized and unrealized gain (loss) on investments | 172 | 98,365 | 77 | 16 | 2,043 |
| Net increase (decrease) in net assets resulting from operations | $ 168 | $ 97,658 | $ 80 | $ 16 | $ 2,028 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

| | Oppenheimer MidCap Fund/VA | Oppenheimer Strategic Bond Fund/VA | Pax World Balanced Fund | PIMCO Real Return Portfolio - Administrative Class | Pioneer High Yield Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 1 | $ 825 | $ 2,669 | $ 252 |
| Total investment income | - | 1 | 825 | 2,669 | 252 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | - | 1 | 472 | 801 | 22 |
| Total expenses | - | 1 | 472 | 801 | 22 |
| Net investment income (loss) | - | - | 353 | 1,868 | 230 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (2) | (1) | (1,140) | (277) | (260) |
| Capital gains distributions | - | - | - | 4,154 | - |
| Total realized gain (loss) on investments and capital gains distributions | (2) | (1) | (1,140) | 3,877 | (260) |
| Net unrealized appreciation (depreciation) of investments | 6 | 18 | 9,847 | 7,547 | 1,719 |
| Net realized and unrealized gain (loss) on investments | 4 | 17 | 8,707 | 11,424 | 1,459 |
| Net increase (decrease) in net assets resulting from operations | $ 4 | $ 17 | $ 9,060 | $ 13,292 | $ 1,689 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

| | Pioneer Emerging Markets VCT Portfolio - Class I | Pioneer Equity Income VCT Portfolio - Class I | Pioneer High Yield VCT Portfolio - Class I | Pioneer Mid Cap Value VCT Portfolio - Class I | Premier VIT OpCap Mid Cap Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 224 | $ - | $ 1,225 | $ - | $ 31 |
| Total investment income | 224 | - | 1,225 | - | 31 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 175 | - | 159 | - | 44 |
| Total expenses | 175 | - | 159 | - | 44 |
| Net investment income (loss) | 49 | - | 1,066 | - | (13) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (3,605) | - | (967) | - | (309) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (3,605) | - | (967) | - | (309) |
| Net unrealized appreciation (depreciation) of investments | 13,762 | - | 6,964 | - | 1,963 |
| Net realized and unrealized gain (loss) on investments | 10,157 | - | 5,997 | - | 1,654 |
| Net increase (decrease) in net assets resulting from operations | $ 10,206 | $ - | $ 7,063 | $ - | $ 1,641 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

| | RiverSource® Diversified Equity Income Fund - Class R-3 | RiverSource® Diversified Equity Income Fund - Class R-4 | SMALLCAP World Fund® - Class R-4 | T. Rowe Price Mid-Cap Value Fund - R Class | T. Rowe Price Value Fund - Advisor Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 2 | $ 47 | $ 21 | $ 7 | $ 2 |
| Total investment income | 2 | 47 | 21 | 7 | 2 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | - | 19 | 13 | 6 | 1 |
| Total expenses | - | 19 | 13 | 6 | 1 |
| Net investment income (loss) | 2 | 28 | 8 | 1 | 1 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 1 | (235) | (65) | (63) | - |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 1 | (235) | (65) | (63) | - |
| Net unrealized appreciation (depreciation) of investments | 17 | 793 | 603 | 372 | 24 |
| Net realized and unrealized gain (loss) on investments | 18 | 558 | 538 | 309 | 24 |
| Net increase (decrease) in net assets resulting from operations | $ 20 | $ 586 | $ 546 | $ 310 | $ 25 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Operations**
**For the year ended December 31, 2009**
*(Dollars in thousands)*

| | Templeton Foreign Fund - Class A | Templeton Global Bond Fund - Class A | Van Kampen Small Cap Value Fund - Class A | Diversified Value Portfolio | Equity Income Portfolio |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 16 | $ 5,830 | $ - | $ 3 | $ 8 |
| Total investment income | 16 | 5,830 | - | 3 | 8 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 8 | 1,212 | - | 1 | 2 |
| Total expenses | 8 | 1,212 | - | 1 | 2 |
| Net investment income (loss) | 8 | 4,618 | - | 2 | 6 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (231) | 496 | - | (14) | (12) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (231) | 496 | - | (14) | (12) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 584 | 15,852 | 5 | 25 | 37 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 353 | 16,348 | 5 | 11 | 25 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 361 | $ 20,966 | $ 5 | $ 13 | $ 31 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

| | Small Company Growth Portfolio | Wanger International | Wanger Select | Wanger USA | Washington Mutual Investors Fund[SM], Inc. - Class R-3 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1 | $ 369 | $ - | $ - | $ 113 |
| Total investment income | 1 | 369 | - | - | 113 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 1 | 78 | 407 | 166 | 28 |
| Total expenses | 1 | 78 | 407 | 166 | 28 |
| Net investment income (loss) | - | 291 | (407) | (166) | 85 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (4) | (2,027) | (1,337) | (583) | (409) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (4) | (2,027) | (1,337) | (583) | (409) |
| Net unrealized appreciation (depreciation) of investments | 30 | 5,528 | 26,450 | 7,498 | 999 |
| Net realized and unrealized gain (loss) on investments | 26 | 3,501 | 25,113 | 6,915 | 590 |
| Net increase (decrease) in net assets resulting from operations | $ 26 | $ 3,792 | $ 24,706 | $ 6,749 | $ 675 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the year ended December 31, 2009
*(Dollars in thousands)*

| | Washington Mutual Investors Fund<sup>SM</sup>, Inc. - Class R-4 | Wells Fargo Advantage Small Cap Value Fund - Class A |
|---|---|---|
| **Net investment income (loss)** | | |
| Income: | | |
| Dividends | $ 2,095 | $ - |
| Total investment income | 2,095 | - |
| Expenses: | | |
| Mortality, expense risk and | | |
| other charges | 627 | 1 |
| Total expenses | 627 | 1 |
| Net investment income (loss) | 1,468 | (1) |
| | | |
| **Realized and unrealized gain (loss)** | | |
| **on investments** | | |
| Net realized gain (loss) on investments | (2,180) | (1) |
| Capital gains distributions | - | - |
| Total realized gain (loss) on investments | | |
| and capital gains distributions | (2,180) | (1) |
| Net unrealized appreciation | | |
| (depreciation) of investments | 12,168 | 28 |
| Net realized and unrealized gain (loss) | | |
| on investments | 9,988 | 27 |
| Net increase (decrease) in net assets | | |
| resulting from operations | $ 11,456 | $ 26 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | AIM Mid Cap Core Equity Fund - Class A | AIM Small Cap Growth Fund - Class A | AIM Global Health Care Fund - Investor Class | AIM V.I. Capital Appreciation Fund - Series I Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 270 | $ 34 | $ 144 | $ 33,456 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | (2) | (270) |
| Total realized gain (loss) on investments and capital gains distributions | (19) | (8) | - | 831 |
| Net unrealized appreciation (depreciation) of investments | (65) | (11) | (44) | (14,466) |
| Net increase (decrease) in net assets from operations | (84) | (19) | (46) | (13,905) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 46 | 5 | 24 | (1,680) |
| Net increase (decrease) in assets derived from principal transactions | 46 | 5 | 24 | (1,680) |
| Total increase (decrease) in net assets | (38) | (14) | (22) | (15,585) |
| **Net assets at December 31, 2008** | 232 | 20 | 122 | 17,871 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (7) | - | (1) | (70) |
| Total realized gain (loss) on investments and capital gains distributions | (69) | - | (18) | (406) |
| Net unrealized appreciation (depreciation) of investments | 343 | 8 | 51 | 3,925 |
| Net increase (decrease) in net assets from operations | 267 | 8 | 32 | 3,449 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 1,813 | 3 | 10 | (677) |
| Net increase (decrease) in assets derived from principal transactions | 1,813 | 3 | 10 | (677) |
| Total increase (decrease) in net assets | 2,080 | 11 | 42 | 2,772 |
| **Net assets at December 31, 2009** | $ 2,312 | $ 31 | $ 164 | $ 20,643 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | AIM V.I. Core Equity Fund - Series I Shares | Alger Green Fund - Class A | AllianceBernstein Growth and Income Fund, Inc. - Class A | AllianceBernstein Growth and Income Portfolio - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 48,225 | $ - | $ 120 | $ 645 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 466 | - | 2 | 5 |
| Total realized gain (loss) on investments and capital gains distributions | 1,359 | - | (5) | 60 |
| Net unrealized appreciation (depreciation) of investments | (16,338) | - | (78) | (321) |
| Net increase (decrease) in net assets from operations | (14,513) | - | (81) | (256) |
| Changes from contract transactions: | | | | |
| Total unit transactions | (2,058) | - | 107 | (18) |
| Net increase (decrease) in assets derived from principal transactions | (2,058) | - | 107 | (18) |
| Total increase (decrease) in net assets | (16,571) | - | 26 | (274) |
| **Net assets at December 31, 2008** | 31,654 | - | 146 | 371 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 289 | (2) | - | 11 |
| Total realized gain (loss) on investments and capital gains distributions | 483 | 8 | (19) | (111) |
| Net unrealized appreciation (depreciation) of investments | 7,409 | 77 | 50 | 175 |
| Net increase (decrease) in net assets from operations | 8,181 | 83 | 31 | 75 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (1,232) | 981 | 19 | (12) |
| Net increase (decrease) in assets derived from principal transactions | (1,232) | 981 | 19 | (12) |
| Total increase (decrease) in net assets | 6,949 | 1,064 | 50 | 63 |
| **Net assets at December 31, 2009** | $ 38,603 | $ 1,064 | $ 196 | $ 434 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | Allianz NFJ Dividend Value Fund - Class A | Allianz NFJ Large-Cap Value Fund - Institutional Class | Allianz NFJ Small-Cap Value Fund - Class A | Amana Growth Fund |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ - | $ - | $ 454 | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 8 | - | - |
| Total realized gain (loss) on investments and capital gains distributions | - | (120) | 9 | - |
| Net unrealized appreciation (depreciation) of investments | - | (110) | (140) | 1 |
| Net increase (decrease) in net assets from operations | - | (222) | (131) | 1 |
| Changes from contract transactions: | | | | |
| Total unit transactions | - | 802 | 13 | 35 |
| Net increase (decrease) in assets derived from principal transactions | - | 802 | 13 | 35 |
| Total increase (decrease) in net assets | - | 580 | (118) | 36 |
| **Net assets at December 31, 2008** | - | 580 | 336 | 36 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 27 | 5 | (14) |
| Total realized gain (loss) on investments and capital gains distributions | - | (127) | (23) | 16 |
| Net unrealized appreciation (depreciation) of investments | 13 | 292 | 121 | 518 |
| Net increase (decrease) in net assets from operations | 14 | 192 | 103 | 520 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 120 | 407 | 124 | 5,095 |
| Net increase (decrease) in assets derived from principal transactions | 120 | 407 | 124 | 5,095 |
| Total increase (decrease) in net assets | 134 | 599 | 227 | 5,615 |
| **Net assets at December 31, 2009** | $ 134 | $ 1,179 | $ 563 | $ 5,651 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2009 and 2008**
*(Dollars in thousands)*

| | Amana Income Fund | American Balanced Fund® - Class R-3 | American Century Inflation- Adjusted Bond Fund - Investor Class | American Century Income & Growth Fund - A Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ - | $ 6,361 | $ - | $ 5,597 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 113 | - | 24 |
| Total realized gain (loss) on investments and capital gains distributions | - | (50) | - | (228) |
| Net unrealized appreciation (depreciation) of investments | 1 | (1,566) | - | (1,827) |
| Net increase (decrease) in net assets from operations | 1 | (1,503) | - | (2,031) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 45 | (792) | - | 139 |
| Net increase (decrease) in assets derived from principal transactions | 45 | (792) | - | 139 |
| Total increase (decrease) in net assets | 46 | (2,295) | - | (1,892) |
| **Net assets at December 31, 2008** | 46 | 4,066 | - | 3,705 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 37 | 86 | 114 | 38 |
| Total realized gain (loss) on investments and capital gains distributions | 24 | (94) | 29 | (229) |
| Net unrealized appreciation (depreciation) of investments | 776 | 955 | 53 | 848 |
| Net increase (decrease) in net assets from operations | 837 | 947 | 196 | 657 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 9,473 | 783 | 8,864 | 294 |
| Net increase (decrease) in assets derived from principal transactions | 9,473 | 783 | 8,864 | 294 |
| Total increase (decrease) in net assets | 10,310 | 1,730 | 9,060 | 951 |
| **Net assets at December 31, 2009** | $ 10,356 | $ 5,796 | $ 9,060 | $ 4,656 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | Ariel Appreciation Fund | Ariel Fund | Artisan International Fund - Investor Shares | BlackRock Mid Cap Value Opportunities Fund - Investor A Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 578 | $ 838 | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2) | 2 | 3 | - |
| Total realized gain (loss) on investments and capital gains distributions | 29 | (68) | (43) | - |
| Net unrealized appreciation (depreciation) of investments | (284) | (363) | (33) | - |
| Net increase (decrease) in net assets from operations | (257) | (429) | (73) | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | 74 | 229 | 397 | - |
| Net increase (decrease) in assets derived from principal transactions | 74 | 229 | 397 | - |
| Total increase (decrease) in net assets | (183) | (200) | 324 | - |
| **Net assets at December 31, 2008** | 395 | 638 | 324 | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (4) | (10) | 12 | (1) |
| Total realized gain (loss) on investments and capital gains distributions | (93) | (132) | 27 | 3 |
| Net unrealized appreciation (depreciation) of investments | 375 | 599 | 290 | 16 |
| Net increase (decrease) in net assets from operations | 278 | 457 | 329 | 18 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (51) | 176 | 1,176 | 245 |
| Net increase (decrease) in assets derived from principal transactions | (51) | 176 | 1,176 | 245 |
| Total increase (decrease) in net assets | 227 | 633 | 1,505 | 263 |
| **Net assets at December 31, 2009** | $ 622 | $ 1,271 | $ 1,829 | $ 263 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2009 and 2008**
*(Dollars in thousands)*

| | The Bond Fund of America℠, Inc. - Class R-4 | Calvert Social Balanced Portfolio | Capital World Growth & Income Fund℠, Inc. - Class R-3 | Columbia℠ Acorn Fund® - Class Z |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ - | $ 59,468 | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 33 | 676 | - | 1 |
| Total realized gain (loss) on investments and capital gains distributions | (77) | (853) | - | (50) |
| Net unrealized appreciation (depreciation) of investments | (82) | (17,531) | - | (283) |
| Net increase (decrease) in net assets from operations | (126) | (17,708) | - | (332) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 2,055 | (5,870) | - | 1,139 |
| Net increase (decrease) in assets derived from principal transactions | 2,055 | (5,870) | - | 1,139 |
| Total increase (decrease) in net assets | 1,929 | (23,578) | - | 807 |
| **Net assets at December 31, 2008** | 1,929 | 35,890 | - | 807 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 133 | 448 | - | 5 |
| Total realized gain (loss) on investments and capital gains distributions | (38) | (1,348) | - | (101) |
| Net unrealized appreciation (depreciation) of investments | 410 | 9,120 | - | 666 |
| Net increase (decrease) in net assets from operations | 505 | 8,220 | - | 570 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 3,548 | (1,716) | 14 | 1,074 |
| Net increase (decrease) in assets derived from principal transactions | 3,548 | (1,716) | 14 | 1,074 |
| Total increase (decrease) in net assets | 4,053 | 6,504 | 14 | 1,644 |
| **Net assets at December 31, 2009** | $ 5,982 | $ 42,394 | $ 14 | $ 2,451 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2009 and 2008**
*(Dollars in thousands)*

| | Columbia Mid Cap Value Fund - Class A | Columbia Mid Cap Value Fund - Class Z | CRM Mid Cap Value Fund - Investor Shares | DWS Equity 500 Index Fund - Class S |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ - | $ - | $ - | $ 228 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 8 | 6 | - | 2 |
| Total realized gain (loss) on investments and capital gains distributions | (19) | (25) | - | (5) |
| Net unrealized appreciation (depreciation) of investments | (61) | (194) | - | (96) |
| Net increase (decrease) in net assets from operations | (72) | (213) | - | (99) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 1,647 | 774 | - | 39 |
| Net increase (decrease) in assets derived from principal transactions | 1,647 | 774 | - | 39 |
| Total increase (decrease) in net assets | 1,575 | 561 | - | (60) |
| **Net assets at December 31, 2008** | 1,575 | 561 | - | 168 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 10 | - | 2 |
| Total realized gain (loss) on investments and capital gains distributions | (75) | (161) | - | (8) |
| Net unrealized appreciation (depreciation) of investments | 724 | 439 | 4 | 55 |
| Net increase (decrease) in net assets from operations | 650 | 288 | 4 | 49 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 736 | 465 | 66 | 30 |
| Net increase (decrease) in assets derived from principal transactions | 736 | 465 | 66 | 30 |
| Total increase (decrease) in net assets | 1,386 | 753 | 70 | 79 |
| **Net assets at December 31, 2009** | $ 2,961 | $ 1,314 | $ 70 | $ 247 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2009 and 2008**
*(Dollars in thousands)*

| | Eaton Vance Large-Cap Value Fund - Class R | EuroPacific Growth Fund® - Class R-3 | EuroPacific Growth Fund® - Class R-4 | Evergreen Special Values Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $          - | $          9,594 | $          212,894 | $          94,562 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 110 | 2,254 | 28 |
| Total realized gain (loss) on investments and capital gains distributions | - | 416 | 8,005 | (4,341) |
| Net unrealized appreciation (depreciation) of investments | - | (5,005) | (111,600) | (25,388) |
| Net increase (decrease) in net assets from operations | - | (4,479) | (101,341) | (29,701) |
| Changes from contract transactions: | | | | |
| Total unit transactions | - | 2,137 | 44,205 | (2,705) |
| Net increase (decrease) in assets derived from principal transactions | - | 2,137 | 44,205 | (2,705) |
| Total increase (decrease) in net assets | - | (2,342) | (57,136) | (32,406) |
| **Net assets at December 31, 2008** | - | 7,252 | 155,758 | 62,156 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 116 | 2,286 | (389) |
| Total realized gain (loss) on investments and capital gains distributions | - | (382) | (1,370) | (4,393) |
| Net unrealized appreciation (depreciation) of investments | - | 3,283 | 62,717 | 23,251 |
| Net increase (decrease) in net assets from operations | - | 3,017 | 63,633 | 18,469 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 13 | 1,308 | 27,646 | 2,088 |
| Net increase (decrease) in assets derived from principal transactions | 13 | 1,308 | 27,646 | 2,088 |
| Total increase (decrease) in net assets | 13 | 4,325 | 91,279 | 20,557 |
| **Net assets at December 31, 2009** | $          13 | $          11,577 | $          247,037 | $          82,713 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | Fidelity® VIP Equity-Income Portfolio - Initial Class | Fidelity® VIP Growth Portfolio - Initial Class | Fidelity® VIP High Income Portfolio - Initial Class | Fidelity® VIP Overseas Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 426,528 | $ 329,714 | $ 7,556 | $ 60,698 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 4,655 | (560) | 488 | 686 |
| Total realized gain (loss) on investments and capital gains distributions | (8,493) | (11,477) | (251) | 6,331 |
| Net unrealized appreciation (depreciation) of investments | (167,463) | (137,412) | (2,028) | (32,555) |
| Net increase (decrease) in net assets from operations | (171,301) | (149,449) | (1,791) | (25,538) |
| Changes from contract transactions: | | | | |
| Total unit transactions | (41,916) | (21,170) | (749) | (5,495) |
| Net increase (decrease) in assets derived from principal transactions | (41,916) | (21,170) | (749) | (5,495) |
| Total increase (decrease) in net assets | (213,217) | (170,619) | (2,540) | (31,033) |
| **Net assets at December 31, 2008** | 213,311 | 159,095 | 5,016 | 29,665 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3,068 | (901) | 573 | 379 |
| Total realized gain (loss) on investments and capital gains distributions | (12,958) | (15,315) | (594) | (1,592) |
| Net unrealized appreciation (depreciation) of investments | 68,342 | 57,323 | 2,477 | 8,368 |
| Net increase (decrease) in net assets from operations | 58,452 | 41,107 | 2,456 | 7,155 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (8,048) | (9,354) | 1,531 | (1,169) |
| Net increase (decrease) in assets derived from principal transactions | (8,048) | (9,354) | 1,531 | (1,169) |
| Total increase (decrease) in net assets | 50,404 | 31,753 | 3,987 | 5,986 |
| **Net assets at December 31, 2009** | $ 263,715 | $ 190,848 | $ 9,003 | $ 35,651 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Changes in Net Assets
## For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | Fidelity® VIP Contrafund® Portfolio - Initial Class | Fidelity® VIP Index 500 Portfolio - Initial Class | Fidelity® VIP Mid Cap Portfolio - Initial Class | Fidelity® VIP Asset Manager℠ Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 1,311,557 | $ 126,698 | $ 9,972 | $ 20,260 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 241 | 1,216 | 49 | 345 |
| Total realized gain (loss) on investments and capital gains distributions | 20,067 | 406 | 1,221 | 1,670 |
| Net unrealized appreciation (depreciation) of investments | (575,536) | (47,617) | (5,975) | (8,664) |
| Net increase (decrease) in net assets from operations | (555,228) | (45,995) | (4,705) | (6,649) |
| Changes from contract transactions: | | | | |
| Total unit transactions | (34,065) | (5,564) | 2,739 | 1,949 |
| Net increase (decrease) in assets derived from principal transactions | (34,065) | (5,564) | 2,739 | 1,949 |
| Total increase (decrease) in net assets | (589,293) | (51,559) | (1,966) | (4,700) |
| **Net assets at December 31, 2008** | 722,264 | 75,139 | 8,006 | 15,560 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 4,032 | 1,313 | 80 | 259 |
| Total realized gain (loss) on investments and capital gains distributions | (26,951) | (77) | (492) | (236) |
| Net unrealized appreciation (depreciation) of investments | 269,736 | 18,108 | 4,038 | 4,242 |
| Net increase (decrease) in net assets from operations | 246,817 | 19,344 | 3,626 | 4,265 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 1,428 | 761 | 2,316 | 274 |
| Net increase (decrease) in assets derived from principal transactions | 1,428 | 761 | 2,316 | 274 |
| Total increase (decrease) in net assets | 248,245 | 20,105 | 5,942 | 4,539 |
| **Net assets at December 31, 2009** | $ 970,509 | $ 95,244 | $ 13,948 | $ 20,099 |

*The accompanying notes are an integral part of these financial statements.*

118

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | Mutual Global Discovery Fund - Class R | Franklin Small-Mid Cap Growth Fund - Class A | Franklin Small Cap Value Securities Fund - Class 2 | Fundamental Investors[SM], Inc. - Class R-3 |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 2,445 | $ 767 | $ 91,636 | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 11 | (4) | 189 | - |
| Total realized gain (loss) on investments and capital gains distributions | 108 | (39) | 6,374 | - |
| Net unrealized appreciation (depreciation) of investments | (884) | (243) | (37,896) | - |
| Net increase (decrease) in net assets from operations | (765) | (286) | (31,333) | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | 387 | (85) | 3,170 | 13 |
| Net increase (decrease) in assets derived from principal transactions | 387 | (85) | 3,170 | 13 |
| Total increase (decrease) in net assets | (378) | (371) | (28,163) | 13 |
| **Net assets at December 31, 2008** | 2,067 | 396 | 63,473 | 13 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 6 | (4) | 527 | 1 |
| Total realized gain (loss) on investments and capital gains distributions | (41) | (95) | 630 | 5 |
| Net unrealized appreciation (depreciation) of investments | 577 | 255 | 17,388 | 47 |
| Net increase (decrease) in net assets from operations | 542 | 156 | 18,545 | 53 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 744 | 11 | 4,649 | 439 |
| Net increase (decrease) in assets derived from principal transactions | 744 | 11 | 4,649 | 439 |
| Total increase (decrease) in net assets | 1,286 | 167 | 23,194 | 492 |
| **Net assets at December 31, 2009** | $ 3,353 | $ 563 | $ 86,667 | $ 505 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | Fundamental Investors℠, Inc. - Class R-4 | The Growth Fund of America® - Class R-3 | The Growth Fund of America® - Class R-4 | The Income Fund of America® - Class R-3 |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ - | $ 12,442 | $ 248,778 | $ 1,660 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 28 | (8) | (20) | 61 |
| Total realized gain (loss) on investments and capital gains distributions | (83) | (22) | 382 | (31) |
| Net unrealized appreciation (depreciation) of investments | (1,214) | (5,721) | (110,408) | (621) |
| Net increase (decrease) in net assets from operations | (1,269) | (5,751) | (110,046) | (591) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 9,549 | 2,867 | 42,388 | 466 |
| Net increase (decrease) in assets derived from principal transactions | 9,549 | 2,867 | 42,388 | 466 |
| Total increase (decrease) in net assets | 8,280 | (2,884) | (67,658) | (125) |
| **Net assets at December 31, 2008** | 8,280 | 9,558 | 181,120 | 1,535 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 109 | 7 | 256 | 62 |
| Total realized gain (loss) on investments and capital gains distributions | (171) | (202) | (1,129) | (230) |
| Net unrealized appreciation (depreciation) of investments | 4,447 | 3,954 | 67,468 | 517 |
| Net increase (decrease) in net assets from operations | 4,385 | 3,759 | 66,595 | 349 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 9,116 | 1,963 | 29,397 | (106) |
| Net increase (decrease) in assets derived from principal transactions | 9,116 | 1,963 | 29,397 | (106) |
| Total increase (decrease) in net assets | 13,501 | 5,722 | 95,992 | 243 |
| **Net assets at December 31, 2009** | $ 21,781 | $ 15,280 | $ 277,112 | $ 1,778 |

*The accompanying notes are an integral part of these financial statements.*

120

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2009 and 2008**
*(Dollars in thousands)*

| | ING Balanced Portfolio - Class I | ING Financial Services Fund - Class A | ING Real Estate Fund - Class A | ING GNMA Income Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 528,434 | $ 136 | $ 1,923 | $ 1,405 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 11,005 | 1 | 42 | 61 |
| Total realized gain (loss) on investments and capital gains distributions | 12,369 | (8) | (103) | - |
| Net unrealized appreciation (depreciation) of investments | (162,838) | (56) | (668) | 80 |
| Net increase (decrease) in net assets from operations | (139,464) | (63) | (729) | 141 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (74,044) | 28 | 163 | 1,289 |
| Net increase (decrease) in assets derived from principal transactions | (74,044) | 28 | 163 | 1,289 |
| Total increase (decrease) in net assets | (213,508) | (35) | (566) | 1,430 |
| **Net assets at December 31, 2008** | 314,926 | 101 | 1,357 | 2,835 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 11,249 | - | 47 | 130 |
| Total realized gain (loss) on investments and capital gains distributions | (27,508) | (112) | (523) | 23 |
| Net unrealized appreciation (depreciation) of investments | 70,457 | 91 | 853 | (3) |
| Net increase (decrease) in net assets from operations | 54,198 | (21) | 377 | 150 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (27,279) | (80) | (123) | 1,841 |
| Net increase (decrease) in assets derived from principal transactions | (27,279) | (80) | (123) | 1,841 |
| Total increase (decrease) in net assets | 26,919 | (101) | 254 | 1,991 |
| **Net assets at December 31, 2009** | $ 341,845 | $ - | $ 1,611 | $ 4,826 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2009 and 2008**
*(Dollars in thousands)*

| | ING Intermediate Bond Fund - Class A | ING Intermediate Bond Portfolio - Class I | ING Intermediate Bond Portfolio - Class S | ING AllianceBernstein Mid Cap Growth Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 3,064 | $ 421,252 | $ 249 | $ 3,891 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 124 | 17,688 | 12 | (31) |
| Total realized gain (loss) on investments and capital gains distributions | 75 | 6,073 | (4) | 53 |
| Net unrealized appreciation (depreciation) of investments | (577) | (62,449) | (30) | (1,906) |
| Net increase (decrease) in net assets from operations | (378) | (38,688) | (22) | (1,884) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 795 | (32,180) | (15) | 26 |
| Net increase (decrease) in assets derived from principal transactions | 795 | (32,180) | (15) | 26 |
| Total increase (decrease) in net assets | 417 | (70,868) | (37) | (1,858) |
| **Net assets at December 31, 2008** | 3,481 | 350,384 | 212 | 2,033 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 206 | 20,719 | 19 | (12) |
| Total realized gain (loss) on investments and capital gains distributions | (145) | (6,552) | (7) | (1,380) |
| Net unrealized appreciation (depreciation) of investments | 341 | 21,042 | 25 | 1,897 |
| Net increase (decrease) in net assets from operations | 402 | 35,209 | 37 | 505 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (84) | (6,604) | 100 | (2,538) |
| Net increase (decrease) in assets derived from principal transactions | (84) | (6,604) | 100 | (2,538) |
| Total increase (decrease) in net assets | 318 | 28,605 | 137 | (2,033) |
| **Net assets at December 31, 2009** | $ 3,799 | $ 378,989 | $ 349 | $ - |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2009 and 2008**
*(Dollars in thousands)*

| | ING Artio Foreign Portfolio - Service Class | ING BlackRock Large Cap Growth Portfolio - Institutional Class | ING BlackRock Large Cap Growth Portfolio - Service Class | ING BlackRock Large Cap Growth Portfolio - Service 2 Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 59,851 | $ 115,938 | $ 43 | $ 147 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (495) | (754) | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 4,598 | 6,021 | 7 | (11) |
| Net unrealized appreciation (depreciation) of investments | (31,754) | (49,073) | (47) | (52) |
| Net increase (decrease) in net assets from operations | (27,651) | (43,806) | (40) | (63) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 1,138 | (8,829) | 83 | (5) |
| Net increase (decrease) in assets derived from principal transactions | 1,138 | (8,829) | 83 | (5) |
| Total increase (decrease) in net assets | (26,513) | (52,635) | 43 | (68) |
| **Net assets at December 31, 2008** | 33,338 | 63,303 | 86 | 79 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 874 | (291) | (1) | - |
| Total realized gain (loss) on investments and capital gains distributions | (3,622) | (4,578) | (31) | (38) |
| Net unrealized appreciation (depreciation) of investments | 9,043 | 22,883 | 60 | 79 |
| Net increase (decrease) in net assets from operations | 6,295 | 18,014 | 28 | 41 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (3,008) | (2,297) | 44 | 57 |
| Net increase (decrease) in assets derived from principal transactions | (3,008) | (2,297) | 44 | 57 |
| Total increase (decrease) in net assets | 3,287 | 15,717 | 72 | 98 |
| **Net assets at December 31, 2009** | $ 36,625 | $ 79,020 | $ 158 | $ 177 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | ING Clarion Global Real Estate Portfolio - Institutional Class | ING Clarion Real Estate Portfolio - Institutional Class | ING Clarion Real Estate Portfolio - Service Class | ING Evergreen Health Sciences Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ - | $ 942 | $ 20,838 | $ 6,256 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (121) | 7 | 80 | (52) |
| Total realized gain (loss) on investments and capital gains distributions | (913) | 114 | 1,340 | 286 |
| Net unrealized appreciation (depreciation) of investments | (15,512) | (590) | (11,957) | (2,687) |
| Net increase (decrease) in net assets from operations | (16,546) | (469) | (10,537) | (2,453) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 52,513 | 251 | 6,988 | 3,395 |
| Net increase (decrease) in assets derived from principal transactions | 52,513 | 251 | 6,988 | 3,395 |
| Total increase (decrease) in net assets | 35,967 | (218) | (3,549) | 942 |
| **Net assets at December 31, 2008** | 35,967 | 724 | 17,289 | 7,198 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 692 | 28 | 605 | (71) |
| Total realized gain (loss) on investments and capital gains distributions | (1,889) | (765) | (5,708) | (464) |
| Net unrealized appreciation (depreciation) of investments | 13,526 | 916 | 12,068 | 2,060 |
| Net increase (decrease) in net assets from operations | 12,329 | 179 | 6,965 | 1,525 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 2,146 | 412 | 2,356 | 996 |
| Net increase (decrease) in assets derived from principal transactions | 2,146 | 412 | 2,356 | 996 |
| Total increase (decrease) in net assets | 14,475 | 591 | 9,321 | 2,521 |
| **Net assets at December 31, 2009** | $ 50,442 | $ 1,315 | $ 26,610 | $ 9,719 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | ING Evergreen Omega Portfolio - Service Class | ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Service Class | ING Global Resources Portfolio - Institutional Class | ING Global Resources Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ - | $ 19,443 | $ 44 | $ 109,431 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (5) | 1 | 814 |
| Total realized gain (loss) on investments and capital gains distributions | (1) | 1,477 | 6 | 16,984 |
| Net unrealized appreciation (depreciation) of investments | - | (11,681) | (24) | (74,214) |
| Net increase (decrease) in net assets from operations | (1) | (10,209) | (17) | (56,416) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 36 | 12,203 | (2) | 20,558 |
| Net increase (decrease) in assets derived from principal transactions | 36 | 12,203 | (2) | 20,558 |
| Total increase (decrease) in net assets | 35 | 1,994 | (19) | (35,858) |
| **Net assets at December 31, 2008** | 35 | 21,437 | 25 | 73,573 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (105) | - | (582) |
| Total realized gain (loss) on investments and capital gains distributions | 38 | (398) | (4) | (4,671) |
| Net unrealized appreciation (depreciation) of investments | 63 | 10,796 | 12 | 32,959 |
| Net increase (decrease) in net assets from operations | 101 | 10,293 | 8 | 27,706 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 242 | 9,881 | (6) | 6,489 |
| Net increase (decrease) in assets derived from principal transactions | 242 | 9,881 | (6) | 6,489 |
| Total increase (decrease) in net assets | 343 | 20,174 | 2 | 34,195 |
| **Net assets at December 31, 2009** | $ 378 | $ 41,611 | $ 27 | $ 107,768 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008**
*(Dollars in thousands)*

| | ING Growth and Income Portfolio II - Service Class | ING Index Plus International Equity Portfolio - Institutional Class | ING Index Plus International Equity Portfolio - Service Class | ING Janus Contrarian Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 4,394 | $ 22,362 | $ 7,116 | $ 4,611 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (29) | 957 | 254 | 6 |
| Total realized gain (loss) on investments and capital gains distributions | (944) | 2,290 | 272 | 750 |
| Net unrealized appreciation (depreciation) of investments | (1,123) | (12,785) | (3,273) | (5,728) |
| Net increase (decrease) in net assets from operations | (2,096) | (9,538) | (2,747) | (4,972) |
| Changes from contract transactions: | | | | |
| Total unit transactions | (850) | (1,453) | (1,436) | 7,766 |
| Net increase (decrease) in assets derived from principal transactions | (850) | (1,453) | (1,436) | 7,766 |
| Total increase (decrease) in net assets | (2,946) | (10,991) | (4,183) | 2,794 |
| **Net assets at December 31, 2008** | 1,448 | 11,371 | 2,933 | 7,405 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 41 | 741 | 178 | (5) |
| Total realized gain (loss) on investments and capital gains distributions | (1,077) | (11,721) | (2,983) | (2,177) |
| Net unrealized appreciation (depreciation) of investments | 1,322 | 13,089 | 3,363 | 5,433 |
| Net increase (decrease) in net assets from operations | 286 | 2,109 | 558 | 3,251 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (1,734) | (13,480) | (3,491) | 2,464 |
| Net increase (decrease) in assets derived from principal transactions | (1,734) | (13,480) | (3,491) | 2,464 |
| Total increase (decrease) in net assets | (1,448) | (11,371) | (2,933) | 5,715 |
| **Net assets at December 31, 2009** | $ - | $ - | $ - | $ 13,120 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2009 and 2008**
*(Dollars in thousands)*

| | ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class | ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | ING JPMorgan Emerging Markets Equity Portfolio - Service Class | ING JPMorgan Small Cap Core Equity Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 368 | $ 43,831 | $ 40,173 | $ 2,468 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 9 | 512 | 387 | (10) |
| Total realized gain (loss) on investments and capital gains distributions | (101) | 3,302 | 2,968 | 38 |
| Net unrealized appreciation (depreciation) of investments | (153) | (25,117) | (22,553) | (903) |
| Net increase (decrease) in net assets from operations | (245) | (21,303) | (19,198) | (875) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 48 | (4,081) | (5,250) | 536 |
| Net increase (decrease) in assets derived from principal transactions | 48 | (4,081) | (5,250) | 536 |
| Total increase (decrease) in net assets | (197) | (25,384) | (24,448) | (339) |
| **Net assets at December 31, 2008** | 171 | 18,447 | 15,725 | 2,129 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | 164 | 76 | (12) |
| Total realized gain (loss) on investments and capital gains distributions | (61) | (228) | (1,111) | (241) |
| Net unrealized appreciation (depreciation) of investments | 225 | 13,759 | 12,562 | 1,026 |
| Net increase (decrease) in net assets from operations | 166 | 13,695 | 11,527 | 773 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 84 | 4,759 | 2,935 | 715 |
| Net increase (decrease) in assets derived from principal transactions | 84 | 4,759 | 2,935 | 715 |
| Total increase (decrease) in net assets | 250 | 18,454 | 14,462 | 1,488 |
| **Net assets at December 31, 2009** | $ 421 | $ 36,901 | $ 30,187 | $ 3,617 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | ING JPMorgan Value Opportunities Portfolio - Institutional Class | ING JPMorgan Value Opportunities Portfolio - Service Class | ING Lord Abbett Affiliated Portfolio - Institutional Class | ING Lord Abbett Affiliated Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 72 | $ 1,839 | $ 131,763 | $ 516 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 32 | 2,313 | 13 |
| Total realized gain (loss) on investments and capital gains distributions | (16) | (87) | 9,152 | 66 |
| Net unrealized appreciation (depreciation) of investments | (8) | (626) | (57,524) | (350) |
| Net increase (decrease) in net assets from operations | (23) | (681) | (46,059) | (271) |
| Changes from contract transactions: | | | | |
| Total unit transactions | (21) | (32) | (12,544) | 261 |
| Net increase (decrease) in assets derived from principal transactions | (21) | (32) | (12,544) | 261 |
| Total increase (decrease) in net assets | (44) | (713) | (58,603) | (10) |
| **Net assets at December 31, 2008** | 28 | 1,126 | 73,160 | 506 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3 | 77 | 61 | 1 |
| Total realized gain (loss) on investments and capital gains distributions | (22) | (713) | (8,357) | (54) |
| Net unrealized appreciation (depreciation) of investments | 19 | 807 | 20,444 | 157 |
| Net increase (decrease) in net assets from operations | - | 171 | 12,148 | 104 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (28) | (1,297) | (5,666) | 58 |
| Net increase (decrease) in assets derived from principal transactions | (28) | (1,297) | (5,666) | 58 |
| Total increase (decrease) in net assets | (28) | (1,126) | 6,482 | 162 |
| **Net assets at December 31, 2009** | $ - | $ - | $ 79,642 | $ 668 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | ING Marsico Growth Portfolio - Institutional Class | ING Marsico Growth Portfolio - Service Class | ING Marsico International Opportunities Portfolio - Adviser Class | ING Marsico International Opportunities Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ - | $ 4,327 | $ 64 | $ 12,551 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 13 | (14) | - | 1 |
| Total realized gain (loss) on investments and capital gains distributions | (350) | 120 | (41) | 458 |
| Net unrealized appreciation (depreciation) of investments | (2,548) | (600) | (33) | (6,943) |
| Net increase (decrease) in net assets from operations | (2,885) | (494) | (74) | (6,484) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 8,099 | (3,527) | 75 | 341 |
| Net increase (decrease) in assets derived from principal transactions | 8,099 | (3,527) | 75 | 341 |
| Total increase (decrease) in net assets | 5,214 | (4,021) | 1 | (6,143) |
| **Net assets at December 31, 2008** | 5,214 | 306 | 65 | 6,408 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 16 | - | - | 19 |
| Total realized gain (loss) on investments and capital gains distributions | (468) | (76) | (12) | (1,426) |
| Net unrealized appreciation (depreciation) of investments | 2,048 | 147 | 36 | 3,630 |
| Net increase (decrease) in net assets from operations | 1,596 | 71 | 24 | 2,223 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 574 | (40) | 86 | (55) |
| Net increase (decrease) in assets derived from principal transactions | 574 | (40) | 86 | (55) |
| Total increase (decrease) in net assets | 2,170 | 31 | 110 | 2,168 |
| **Net assets at December 31, 2009** | $ 7,384 | $ 337 | $ 175 | $ 8,576 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | ING MFS Total Return Portfolio - Adviser Class | ING MFS Total Return Portfolio - Institutional Class | ING MFS Total Return Portfolio - Service Class | ING MFS Utilities Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 567 | $ 81,146 | $ 33,604 | $ 37,523 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 24 | 3,506 | 1,362 | 775 |
| Total realized gain (loss) on investments and capital gains distributions | (25) | 4,166 | 1,275 | 3,714 |
| Net unrealized appreciation (depreciation) of investments | (159) | (24,202) | (9,967) | (20,213) |
| Net increase (decrease) in net assets from operations | (160) | (16,530) | (7,330) | (15,724) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 90 | (12,962) | (3,924) | 2,976 |
| Net increase (decrease) in assets derived from principal transactions | 90 | (12,962) | (3,924) | 2,976 |
| Total increase (decrease) in net assets | (70) | (29,492) | (11,254) | (12,748) |
| **Net assets at December 31, 2008** | 497 | 51,654 | 22,350 | 24,775 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 15 | 991 | 354 | 1,354 |
| Total realized gain (loss) on investments and capital gains distributions | (65) | (2,306) | (1,784) | (1,427) |
| Net unrealized appreciation (depreciation) of investments | 183 | 9,743 | 5,205 | 8,101 |
| Net increase (decrease) in net assets from operations | 133 | 8,428 | 3,775 | 8,028 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 266 | (1,728) | (442) | 1,313 |
| Net increase (decrease) in assets derived from principal transactions | 266 | (1,728) | (442) | 1,313 |
| Total increase (decrease) in net assets | 399 | 6,700 | 3,333 | 9,341 |
| **Net assets at December 31, 2009** | $ 896 | $ 58,354 | $ 25,683 | $ 34,116 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | ING Oppenheimer Main Street Portfolio® - Service Class | ING PIMCO High Yield Portfolio - Institutional Class | ING PIMCO High Yield Portfolio - Service Class | ING Pioneer Equity Income Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 2,004 | $ 800 | $ 5,722 | $ 156,482 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 31 | 56 | 404 | 2,906 |
| Total realized gain (loss) on investments and capital gains distributions | (453) | (79) | (586) | (2,534) |
| Net unrealized appreciation (depreciation) of investments | (434) | (157) | (1,227) | (48,595) |
| Net increase (decrease) in net assets from operations | (856) | (180) | (1,409) | (48,223) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 194 | (11) | 149 | 3,109 |
| Net increase (decrease) in assets derived from principal transactions | 194 | (11) | 149 | 3,109 |
| Total increase (decrease) in net assets | (662) | (191) | (1,260) | (45,114) |
| **Net assets at December 31, 2008** | 1,342 | 609 | 4,462 | 111,368 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 5 | 129 | 610 | (1,047) |
| Total realized gain (loss) on investments and capital gains distributions | (323) | (6) | (446) | (7,004) |
| Net unrealized appreciation (depreciation) of investments | 453 | 503 | 3,028 | 22,114 |
| Net increase (decrease) in net assets from operations | 135 | 626 | 3,192 | 14,063 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (1,477) | 2,191 | 5,009 | (607) |
| Net increase (decrease) in assets derived from principal transactions | (1,477) | 2,191 | 5,009 | (607) |
| Total increase (decrease) in net assets | (1,342) | 2,817 | 8,201 | 13,456 |
| **Net assets at December 31, 2009** | $ - | $ 3,426 | $ 12,663 | $ 124,824 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | ING Pioneer Equity Income Portfolio - Service Class | ING Pioneer Fund Portfolio - Institutional Class | ING Pioneer Fund Portfolio - Service Class | ING Pioneer Mid Cap Value Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $           - | $      16,489 | $          111 | $           - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 421 | 3 | - |
| Total realized gain (loss) on investments and capital gains distributions | - | 261 | 2 | (1) |
| Net unrealized appreciation (depreciation) of investments | - | (6,636) | (53) | (1) |
| Net increase (decrease) in net assets from operations | - | (5,954) | (48) | (2) |
| Changes from contract transactions: | | | | |
| Total unit transactions | - | 1,096 | 46 | 4 |
| Net increase (decrease) in assets derived from principal transactions | - | 1,096 | 46 | 4 |
| Total increase (decrease) in net assets | - | (4,858) | (2) | 2 |
| **Net assets at December 31, 2008** | - | 11,631 | 109 | 2 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 100 | 2 | - |
| Total realized gain (loss) on investments and capital gains distributions | - | (1,124) | (6) | (1) |
| Net unrealized appreciation (depreciation) of investments | - | 3,893 | 83 | 1 |
| Net increase (decrease) in net assets from operations | - | 2,869 | 79 | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | 3 | 547 | 165 | (2) |
| Net increase (decrease) in assets derived from principal transactions | 3 | 547 | 165 | (2) |
| Total increase (decrease) in net assets | 3 | 3,416 | 244 | (2) |
| **Net assets at December 31, 2009** | $            3 | $      15,047 | $          353 | $           - |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2009 and 2008**
*(Dollars in thousands)*

| | ING Pioneer Mid Cap Value Portfolio - Institutional Class | ING Pioneer Mid Cap Value Portfolio - Service Class | ING Stock Index Portfolio - Institutional Class | ING T. Rowe Price Capital Appreciation Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 96,991 | $ 16 | $ 3,588 | $ 168,990 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 996 | 3 | 112 | 6,214 |
| Total realized gain (loss) on investments and capital gains distributions | 2,997 | 9 | 24 | 15,596 |
| Net unrealized appreciation (depreciation) of investments | (36,707) | (74) | (1,486) | (79,630) |
| Net increase (decrease) in net assets from operations | (32,714) | (62) | (1,350) | (57,820) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 1,187 | 250 | 134 | 47,698 |
| Net increase (decrease) in assets derived from principal transactions | 1,187 | 250 | 134 | 47,698 |
| Total increase (decrease) in net assets | (31,527) | 188 | (1,216) | (10,122) |
| **Net assets at December 31, 2008** | 65,464 | 204 | 2,372 | 158,868 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 471 | 2 | 20 | 2,472 |
| Total realized gain (loss) on investments and capital gains distributions | (3,155) | (15) | (49) | (4,874) |
| Net unrealized appreciation (depreciation) of investments | 19,190 | 76 | 809 | 58,572 |
| Net increase (decrease) in net assets from operations | 16,506 | 63 | 780 | 56,170 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 1,897 | 75 | 800 | 42,889 |
| Net increase (decrease) in assets derived from principal transactions | 1,897 | 75 | 800 | 42,889 |
| Total increase (decrease) in net assets | 18,403 | 138 | 1,580 | 99,059 |
| **Net assets at December 31, 2009** | $ 83,867 | $ 342 | $ 3,952 | $ 257,927 |

*The accompanying notes are an integral part of these financial statements.*

133

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2009 and 2008**
*(Dollars in thousands)*

| | ING T. Rowe Price Equity Income Portfolio - Adviser Class | ING T. Rowe Price Equity Income Portfolio - Service Class | ING Templeton Global Growth Portfolio - Institutional Class | ING Templeton Global Growth Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 1,151 | $ 101,704 | $ 1,186 | $ 2,833 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 32 | 3,165 | 3 | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 8 | 7,576 | 19 | (4) |
| Net unrealized appreciation (depreciation) of investments | (532) | (49,945) | (514) | (1,297) |
| Net increase (decrease) in net assets from operations | (492) | (39,204) | (492) | (1,302) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 259 | 12,008 | 80 | 579 |
| Net increase (decrease) in assets derived from principal transactions | 259 | 12,008 | 80 | 579 |
| Total increase (decrease) in net assets | (233) | (27,196) | (412) | (723) |
| **Net assets at December 31, 2008** | 918 | 74,508 | 774 | 2,110 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 14 | 917 | 15 | 35 |
| Total realized gain (loss) on investments and capital gains distributions | (89) | (1,868) | (213) | (277) |
| Net unrealized appreciation (depreciation) of investments | 339 | 21,745 | 432 | 1,046 |
| Net increase (decrease) in net assets from operations | 264 | 20,794 | 234 | 804 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 207 | 15,504 | (270) | 611 |
| Net increase (decrease) in assets derived from principal transactions | 207 | 15,504 | (270) | 611 |
| Total increase (decrease) in net assets | 471 | 36,298 | (36) | 1,415 |
| **Net assets at December 31, 2009** | $ 1,389 | $ 110,806 | $ 738 | $ 3,525 |

*The accompanying notes are an integral part of these financial statements.*

134

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | ING Van Kampen Capital Growth Portfolio - Institutional Class | ING Van Kampen Capital Growth Portfolio - Service Class | ING Van Kampen Growth and Income Portfolio - Service Class | ING Wells Fargo Small Cap Disciplined Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ - | $ 87 | $ 17,288 | $ 1,022 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2) | (1) | 475 | (1) |
| Total realized gain (loss) on investments and capital gains distributions | (90) | (11) | 716 | (192) |
| Net unrealized appreciation (depreciation) of investments | (94) | (132) | (7,115) | (231) |
| Net increase (decrease) in net assets from operations | (186) | (144) | (5,924) | (424) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 548 | 202 | 1,747 | 349 |
| Net increase (decrease) in assets derived from principal transactions | 548 | 202 | 1,747 | 349 |
| Total increase (decrease) in net assets | 362 | 58 | (4,177) | (75) |
| **Net assets at December 31, 2008** | 362 | 145 | 13,111 | 947 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 17 | - | 76 | (2) |
| Total realized gain (loss) on investments and capital gains distributions | 136 | (84) | (1,313) | (226) |
| Net unrealized appreciation (depreciation) of investments | 94 | 123 | 4,644 | 572 |
| Net increase (decrease) in net assets from operations | 247 | 39 | 3,407 | 344 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (609) | (184) | 1,747 | 213 |
| Net increase (decrease) in assets derived from principal transactions | (609) | (184) | 1,747 | 213 |
| Total increase (decrease) in net assets | (362) | (145) | 5,154 | 557 |
| **Net assets at December 31, 2009** | $ - | $ - | $ 18,265 | $ 1,504 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2009 and 2008**
*(Dollars in thousands)*

| | ING Money Market Portfolio - Class I | ING Global Real Estate Fund - Class A | ING International Capital Appreciation Fund - Class I | ING International Growth Opportunities Fund - Class Q |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 520,246 | $ - | $ - | $ 11 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 22,627 | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 1,312 | - | - | - |
| Net unrealized appreciation (depreciation) of investments | (14,424) | - | - | (8) |
| Net increase (decrease) in net assets from operations | 9,515 | - | - | (8) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 11,258 | - | - | 4 |
| Net increase (decrease) in assets derived from principal transactions | 11,258 | - | - | 4 |
| Total increase (decrease) in net assets | 20,773 | - | - | (4) |
| **Net assets at December 31, 2008** | 541,019 | - | - | 7 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2,492) | 1 | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 202 | - | - | (5) |
| Net unrealized appreciation (depreciation) of investments | - | (1) | - | 8 |
| Net increase (decrease) in net assets from operations | (2,290) | - | - | 3 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (135,228) | 24 | 3 | (10) |
| Net increase (decrease) in assets derived from principal transactions | (135,228) | 24 | 3 | (10) |
| Total increase (decrease) in net assets | (137,518) | 24 | 3 | (7) |
| **Net assets at December 31, 2009** | $ 403,501 | $ 24 | $ 3 | $ - |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2009 and 2008**
*(Dollars in thousands)*

| | ING International SmallCap Multi-Manager Fund - Class A | ING American Century Large Company Value Portfolio - Adviser Class | ING American Century Large Company Value Portfolio - Service Class | ING American Century Small-Mid Cap Value Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 2,221 | $ 86 | $ 4,430 | $ 37 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 29 | 10 | 475 | 1 |
| Total realized gain (loss) on investments and capital gains distributions | (92) | 30 | 729 | (7) |
| Net unrealized appreciation (depreciation) of investments | (1,196) | (75) | (2,931) | (10) |
| Net increase (decrease) in net assets from operations | (1,259) | (35) | (1,727) | (16) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 299 | 27 | 114 | 18 |
| Net increase (decrease) in assets derived from principal transactions | 299 | 27 | 114 | 18 |
| Total increase (decrease) in net assets | (960) | (8) | (1,613) | 2 |
| **Net assets at December 31, 2008** | 1,261 | 78 | 2,817 | 39 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 14 | 1 | 29 | - |
| Total realized gain (loss) on investments and capital gains distributions | (386) | (79) | (3,026) | (6) |
| Net unrealized appreciation (depreciation) of investments | 944 | 78 | 2,988 | 16 |
| Net increase (decrease) in net assets from operations | 572 | - | (9) | 10 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (191) | (78) | (2,808) | 3 |
| Net increase (decrease) in assets derived from principal transactions | (191) | (78) | (2,808) | 3 |
| Total increase (decrease) in net assets | 381 | (78) | (2,817) | 13 |
| **Net assets at December 31, 2009** | $ 1,642 | $ - | $ - | $ 52 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | ING American Century Small-Mid Cap Value Portfolio - Service Class | ING Baron Asset Portfolio - Service Class | ING Baron Small Cap Growth Portfolio - Adviser Class | ING Baron Small Cap Growth Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 28,635 | $ 3,217 | $ 257 | $ 108,700 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (43) | (23) | (1) | (814) |
| Total realized gain (loss) on investments and capital gains distributions | 2,748 | (40) | (27) | 4,779 |
| Net unrealized appreciation (depreciation) of investments | (10,546) | (1,397) | (109) | (50,479) |
| Net increase (decrease) in net assets from operations | (7,841) | (1,460) | (137) | (46,514) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 1,281 | 369 | 96 | 4,050 |
| Net increase (decrease) in assets derived from principal transactions | 1,281 | 369 | 96 | 4,050 |
| Total increase (decrease) in net assets | (6,560) | (1,091) | (41) | (42,464) |
| **Net assets at December 31, 2008** | 22,075 | 2,126 | 216 | 66,236 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 237 | (21) | (2) | (695) |
| Total realized gain (loss) on investments and capital gains distributions | (1,004) | (310) | (34) | 73 |
| Net unrealized appreciation (depreciation) of investments | 9,487 | 1,082 | 223 | 25,057 |
| Net increase (decrease) in net assets from operations | 8,720 | 751 | 187 | 24,435 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 5,200 | 145 | 544 | 9,645 |
| Net increase (decrease) in assets derived from principal transactions | 5,200 | 145 | 544 | 9,645 |
| Total increase (decrease) in net assets | 13,920 | 896 | 731 | 34,080 |
| **Net assets at December 31, 2009** | $ 35,995 | $ 3,022 | $ 947 | $ 100,316 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | ING Columbia Small Cap Value Portfolio - Adviser Class | ING Columbia Small Cap Value Portfolio - Service Class | ING Davis New York Venture Portfolio - Service Class | ING Fidelity® VIP Mid Cap Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ - | $ 796 | $ 11,313 | $ 4,044 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (9) | (26) | (14) |
| Total realized gain (loss) on investments and capital gains distributions | - | (33) | 18 | 411 |
| Net unrealized appreciation (depreciation) of investments | - | (377) | (5,140) | (4,082) |
| Net increase (decrease) in net assets from operations | - | (419) | (5,148) | (3,685) |
| Changes from contract transactions: | | | | |
| Total unit transactions | - | 576 | 2,424 | 6,348 |
| Net increase (decrease) in assets derived from principal transactions | - | 576 | 2,424 | 6,348 |
| Total increase (decrease) in net assets | - | 157 | (2,724) | 2,663 |
| **Net assets at December 31, 2008** | - | 953 | 8,589 | 6,707 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 3 | (26) | 352 |
| Total realized gain (loss) on investments and capital gains distributions | - | (181) | (394) | 212 |
| Net unrealized appreciation (depreciation) of investments | 3 | 445 | 3,305 | 2,130 |
| Net increase (decrease) in net assets from operations | 3 | 267 | 2,885 | 2,694 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 18 | 221 | 1,307 | 449 |
| Net increase (decrease) in assets derived from principal transactions | 18 | 221 | 1,307 | 449 |
| Total increase (decrease) in net assets | 21 | 488 | 4,192 | 3,143 |
| **Net assets at December 31, 2009** | $ 21 | $ 1,441 | $ 12,781 | $ 9,850 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | ING Index Solution 2015 Portfolio - Adviser Class | ING Index Solution 2025 Portfolio - Adviser Class | ING Index Solution 2035 Portfolio - Adviser Class | ING Index Solution 2045 Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ - | $ - | $ - | $ - |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | - | - | - | - |
| Net unrealized appreciation (depreciation) of investments | 1 | 2 | 1 | - |
| Net increase (decrease) in net assets from operations | 1 | 2 | 1 | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | 36 | 79 | 50 | 6 |
| Net increase (decrease) in assets derived from principal transactions | 36 | 79 | 50 | 6 |
| Total increase (decrease) in net assets | 37 | 81 | 51 | 6 |
| **Net assets at December 31, 2008** | 37 | 81 | 51 | 6 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (2) | (1) | - |
| Total realized gain (loss) on investments and capital gains distributions | 17 | - | - | - |
| Net unrealized appreciation (depreciation) of investments | 8 | 80 | 58 | 17 |
| Net increase (decrease) in net assets from operations | 25 | 78 | 57 | 17 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 115 | 508 | 242 | 118 |
| Net increase (decrease) in assets derived from principal transactions | 115 | 508 | 242 | 118 |
| Total increase (decrease) in net assets | 140 | 586 | 299 | 135 |
| **Net assets at December 31, 2009** | $ 177 | $ 667 | $ 350 | $ 141 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Changes in Net Assets**
**For the years ended December 31, 2009 and 2008**
*(Dollars in thousands)*

| | ING Index Solution Income Portfolio - Adviser Class | ING JPMorgan Mid Cap Value Portfolio - Adviser Class | ING JPMorgan Mid Cap Value Portfolio - Service Class | ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $            - | $          386 | $       34,984 | $            96 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 4 | 305 | - |
| Total realized gain (loss) on investments and capital gains distributions | - | (37) | 2,533 | (10) |
| Net unrealized appreciation (depreciation) of investments | - | (85) | (13,907) | (27) |
| Net increase (decrease) in net assets from operations | - | (118) | (11,069) | (37) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 1 | (23) | (2,795) | 1 |
| Net increase (decrease) in assets derived from principal transactions | 1 | (23) | (2,795) | 1 |
| Total increase (decrease) in net assets | 1 | (141) | (13,864) | (36) |
| **Net assets at December 31, 2008** | 1 | 245 | 21,120 | 60 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 2 | 74 | - |
| Total realized gain (loss) on investments and capital gains distributions | 2 | (32) | (789) | (30) |
| Net unrealized appreciation (depreciation) of investments | 5 | 86 | 6,054 | 60 |
| Net increase (decrease) in net assets from operations | 7 | 56 | 5,339 | 30 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 51 | (9) | 90 | 19 |
| Net increase (decrease) in assets derived from principal transactions | 51 | (9) | 90 | 19 |
| Total increase (decrease) in net assets | 58 | 47 | 5,429 | 49 |
| **Net assets at December 31, 2009** | $           59 | $          292 | $       26,549 | $           109 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Changes in Net Assets
## For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class | ING Legg Mason Partners Aggressive Growth Portfolio - Service Class | ING Neuberger Berman Partners Portfolio - Service Class | ING Oppenheimer Global Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 161,023 | $ 87 | $ 2,266 | $ 365 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1,316) | (1) | (24) | 6 |
| Total realized gain (loss) on investments and capital gains distributions | (20,709) | 1 | (325) | (31) |
| Net unrealized appreciation (depreciation) of investments | (37,274) | (67) | (1,673) | (148) |
| Net increase (decrease) in net assets from operations | (59,299) | (67) | (2,022) | (173) |
| Changes from contract transactions: | | | | |
| Total unit transactions | (17,346) | 100 | 1,722 | 46 |
| Net increase (decrease) in assets derived from principal transactions | (17,346) | 100 | 1,722 | 46 |
| Total increase (decrease) in net assets | (76,645) | 33 | (300) | (127) |
| **Net assets at December 31, 2008** | 84,378 | 120 | 1,966 | 238 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (919) | (1) | 90 | 4 |
| Total realized gain (loss) on investments and capital gains distributions | (10,629) | (17) | (1,541) | (73) |
| Net unrealized appreciation (depreciation) of investments | 36,234 | 56 | 1,725 | 179 |
| Net increase (decrease) in net assets from operations | 24,686 | 38 | 274 | 110 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (6,136) | (7) | (2,240) | 35 |
| Net increase (decrease) in assets derived from principal transactions | (6,136) | (7) | (2,240) | 35 |
| Total increase (decrease) in net assets | 18,550 | 31 | (1,966) | 145 |
| **Net assets at December 31, 2009** | $ 102,928 | $ 151 | $ - | $ 383 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | ING Oppenheimer Global Portfolio - Initial Class | ING Oppenheimer Global Portfolio - Service Class | ING Oppenheimer Strategic Income Portfolio - Adviser Class | ING Oppenheimer Strategic Income Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 840,722 | $ 439 | $ 275 | $ 125,688 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 8,163 | 4 | 17 | 5,472 |
| Total realized gain (loss) on investments and capital gains distributions | 62,486 | 15 | (13) | 503 |
| Net unrealized appreciation (depreciation) of investments | (385,205) | (191) | (65) | (28,238) |
| Net increase (decrease) in net assets from operations | (314,556) | (172) | (61) | (22,263) |
| Changes from contract transactions: | | | | |
| Total unit transactions | (102,226) | - | 44 | 5,942 |
| Net increase (decrease) in assets derived from principal transactions | (102,226) | - | 44 | 5,942 |
| Total increase (decrease) in net assets | (416,782) | (172) | (17) | (16,321) |
| **Net assets at December 31, 2008** | 423,940 | 267 | 258 | 109,367 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 7,011 | 4 | 6 | 3,829 |
| Total realized gain (loss) on investments and capital gains distributions | (969) | (2) | (38) | (814) |
| Net unrealized appreciation (depreciation) of investments | 147,827 | 123 | 71 | 18,632 |
| Net increase (decrease) in net assets from operations | 153,869 | 125 | 39 | 21,647 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (28,016) | 94 | (58) | 1,921 |
| Net increase (decrease) in assets derived from principal transactions | (28,016) | 94 | (58) | 1,921 |
| Total increase (decrease) in net assets | 125,853 | 219 | (19) | 23,568 |
| **Net assets at December 31, 2009** | $ 549,793 | $ 486 | $ 239 | $ 132,935 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | ING Oppenheimer Strategic Income Portfolio - Service Class | ING PIMCO Total Return Portfolio - Adviser Class | ING PIMCO Total Return Portfolio - Service Class | ING Pioneer High Yield Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 3,826 | $ 554 | $ 83,010 | $ 5,184 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 7 | 36 | 4,074 | 347 |
| Total realized gain (loss) on investments and capital gains distributions | 7 | 12 | 1,587 | (197) |
| Net unrealized appreciation (depreciation) of investments | (26) | (70) | (7,862) | (1,867) |
| Net increase (decrease) in net assets from operations | (12) | (22) | (2,201) | (1,717) |
| Changes from contract transactions: | | | | |
| Total unit transactions | (3,598) | 338 | 24,040 | 500 |
| Net increase (decrease) in assets derived from principal transactions | (3,598) | 338 | 24,040 | 500 |
| Total increase (decrease) in net assets | (3,610) | 316 | 21,839 | (1,217) |
| **Net assets at December 31, 2008** | 216 | 870 | 104,849 | 3,967 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 18 | 29 | 3,284 | 491 |
| Total realized gain (loss) on investments and capital gains distributions | (13) | 17 | 5,765 | (527) |
| Net unrealized appreciation (depreciation) of investments | 105 | 66 | 6,030 | 3,752 |
| Net increase (decrease) in net assets from operations | 110 | 112 | 15,079 | 3,716 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 283 | 233 | 55,253 | 5,825 |
| Net increase (decrease) in assets derived from principal transactions | 283 | 233 | 55,253 | 5,825 |
| Total increase (decrease) in net assets | 393 | 345 | 70,332 | 9,541 |
| **Net assets at December 31, 2009** | $ 609 | $ 1,215 | $ 175,181 | $ 13,508 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Changes in Net Assets
## For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | ING Pioneer High Yield Portfolio - Service Class | ING Solution 2015 Portfolio - Adviser Class | ING Solution 2015 Portfolio - Service Class | ING Solution 2025 Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 95 | $ 9,750 | $ 30,299 | $ 12,103 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 6 | 120 | 252 | 98 |
| Total realized gain (loss) on investments and capital gains distributions | 1 | 216 | 656 | 293 |
| Net unrealized appreciation (depreciation) of investments | (41) | (3,943) | (10,651) | (6,064) |
| Net increase (decrease) in net assets from operations | (34) | (3,607) | (9,743) | (5,673) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 20 | 4,478 | 7,869 | 5,598 |
| Net increase (decrease) in assets derived from principal transactions | 20 | 4,478 | 7,869 | 5,598 |
| Total increase (decrease) in net assets | (14) | 871 | (1,874) | (75) |
| **Net assets at December 31, 2008** | 81 | 10,621 | 28,425 | 12,028 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 7 | 391 | 1,105 | 373 |
| Total realized gain (loss) on investments and capital gains distributions | (1) | (491) | (526) | (454) |
| Net unrealized appreciation (depreciation) of investments | 55 | 2,526 | 6,545 | 3,695 |
| Net increase (decrease) in net assets from operations | 61 | 2,426 | 7,124 | 3,614 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 39 | 1,397 | 8,810 | 2,476 |
| Net increase (decrease) in assets derived from principal transactions | 39 | 1,397 | 8,810 | 2,476 |
| Total increase (decrease) in net assets | 100 | 3,823 | 15,934 | 6,090 |
| **Net assets at December 31, 2009** | $ 181 | $ 14,444 | $ 44,359 | $ 18,118 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | ING Solution 2025 Portfolio - Service Class | ING Solution 2035 Portfolio - Adviser Class | ING Solution 2035 Portfolio - Service Class | ING Solution 2045 Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 39,563 | $ 9,830 | $ 27,544 | $ 7,858 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 208 | 79 | 150 | 44 |
| Total realized gain (loss) on investments and capital gains distributions | 960 | 302 | 878 | 170 |
| Net unrealized appreciation (depreciation) of investments | (18,098) | (5,470) | (14,504) | (4,003) |
| Net increase (decrease) in net assets from operations | (16,930) | (5,089) | (13,476) | (3,789) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 15,303 | 5,026 | 13,643 | 2,396 |
| Net increase (decrease) in assets derived from principal transactions | 15,303 | 5,026 | 13,643 | 2,396 |
| Total increase (decrease) in net assets | (1,627) | (63) | 167 | (1,393) |
| **Net assets at December 31, 2008** | 37,936 | 9,767 | 27,711 | 6,465 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,207 | 267 | 809 | 148 |
| Total realized gain (loss) on investments and capital gains distributions | (1,060) | (290) | (353) | (254) |
| Net unrealized appreciation (depreciation) of investments | 11,400 | 3,458 | 9,824 | 2,456 |
| Net increase (decrease) in net assets from operations | 11,547 | 3,435 | 10,280 | 2,350 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 15,023 | 2,860 | 14,321 | 2,350 |
| Net increase (decrease) in assets derived from principal transactions | 15,023 | 2,860 | 14,321 | 2,350 |
| Total increase (decrease) in net assets | 26,570 | 6,295 | 24,601 | 4,700 |
| **Net assets at December 31, 2009** | $ 64,506 | $ 16,062 | $ 52,312 | $ 11,165 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | ING Solution 2045 Portfolio - Service Class | ING Solution Growth and Income Portfolio - Service Class | ING Solution Growth Portfolio - Service Class | ING Solution Income Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 17,462 | $ - | $ - | $ 7,427 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 42 | (1) | (1) | 114 |
| Total realized gain (loss) on investments and capital gains distributions | 613 | (26) | (52) | 121 |
| Net unrealized appreciation (depreciation) of investments | (9,919) | (7) | (7) | (1,905) |
| Net increase (decrease) in net assets from operations | (9,264) | (34) | (60) | (1,670) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 9,490 | 659 | 234 | 2,352 |
| Net increase (decrease) in assets derived from principal transactions | 9,490 | 659 | 234 | 2,352 |
| Total increase (decrease) in net assets | 226 | 625 | 174 | 682 |
| **Net assets at December 31, 2008** | 17,688 | 625 | 174 | 8,109 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 415 | 2 | - | 393 |
| Total realized gain (loss) on investments and capital gains distributions | (73) | (4) | (1) | (292) |
| Net unrealized appreciation (depreciation) of investments | 7,006 | 187 | 98 | 1,100 |
| Net increase (decrease) in net assets from operations | 7,348 | 185 | 97 | 1,201 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 11,039 | 719 | 466 | (734) |
| Net increase (decrease) in assets derived from principal transactions | 11,039 | 719 | 466 | (734) |
| Total increase (decrease) in net assets | 18,387 | 904 | 563 | 467 |
| **Net assets at December 31, 2009** | $ 36,075 | $ 1,529 | $ 737 | $ 8,576 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | ING Solution Income Portfolio - Service Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 7,385 | $ 365 | $ 389,300 | $ 514 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 83 | (1) | (1,791) | (3) |
| Total realized gain (loss) on investments and capital gains distributions | (59) | (5) | 48,267 | 41 |
| Net unrealized appreciation (depreciation) of investments | (1,545) | (174) | (208,361) | (254) |
| Net increase (decrease) in net assets from operations | (1,521) | (180) | (161,885) | (216) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 1,085 | 27 | (27,342) | (26) |
| Net increase (decrease) in assets derived from principal transactions | 1,085 | 27 | (27,342) | (26) |
| Total increase (decrease) in net assets | (436) | (153) | (189,227) | (242) |
| **Net assets at December 31, 2008** | 6,949 | 212 | 200,073 | 272 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 380 | (1) | (1,302) | (1) |
| Total realized gain (loss) on investments and capital gains distributions | (259) | (50) | (6,810) | (88) |
| Net unrealized appreciation (depreciation) of investments | 1,116 | 149 | 95,806 | 223 |
| Net increase (decrease) in net assets from operations | 1,237 | 98 | 87,694 | 134 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 1,192 | 3 | (6,011) | (38) |
| Net increase (decrease) in assets derived from principal transactions | 1,192 | 3 | (6,011) | (38) |
| Total increase (decrease) in net assets | 2,429 | 101 | 81,683 | 96 |
| **Net assets at December 31, 2009** | $ 9,378 | $ 313 | $ 281,756 | $ 368 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2009 and 2008**
*(Dollars in thousands)*

| | ING T. Rowe Price Growth Equity Portfolio - Adviser Class | ING T. Rowe Price Growth Equity Portfolio - Initial Class | ING T. Rowe Price Growth Equity Portfolio - Service Class | ING Templeton Foreign Equity Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 1,155 | 275,025 | $ 1,234 | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | 706 | 5 | 4 |
| Total realized gain (loss) on investments and capital gains distributions | (76) | 9,203 | 76 | (17) |
| Net unrealized appreciation (depreciation) of investments | (464) | (120,189) | (750) | (76) |
| Net increase (decrease) in net assets from operations | (541) | (110,280) | (669) | (89) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 129 | (22,970) | 453 | 232 |
| Net increase (decrease) in assets derived from principal transactions | 129 | (22,970) | 453 | 232 |
| Total increase (decrease) in net assets | (412) | (133,250) | (216) | 143 |
| **Net assets at December 31, 2008** | 743 | 141,775 | 1,018 | 143 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (3) | (1,329) | (9) | (1) |
| Total realized gain (loss) on investments and capital gains distributions | (71) | (2,986) | (59) | (8) |
| Net unrealized appreciation (depreciation) of investments | 386 | 62,249 | 519 | 62 |
| Net increase (decrease) in net assets from operations | 312 | 57,934 | 451 | 53 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 15 | 1,158 | 129 | 19 |
| Net increase (decrease) in assets derived from principal transactions | 15 | 1,158 | 129 | 19 |
| Total increase (decrease) in net assets | 327 | 59,092 | 580 | 72 |
| **Net assets at December 31, 2009** | $ 1,070 | $ 200,867 | $ 1,598 | $ 215 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2009 and 2008**
*(Dollars in thousands)*

| | ING Templeton Foreign Equity Portfolio - Initial Class | ING Templeton Foreign Equity Portfolio - Service Class | ING Thornburg Value Portfolio - Adviser Class | ING Thornburg Value Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ - | $ 5,433 | $ 521 | $ 113,433 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,774 | (15) | (1) | (429) |
| Total realized gain (loss) on investments and capital gains distributions | (3,433) | (81) | (33) | (3,171) |
| Net unrealized appreciation (depreciation) of investments | (48,104) | (155) | (179) | (40,240) |
| Net increase (decrease) in net assets from operations | (49,763) | (251) | (213) | (43,840) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 125,371 | (5,142) | (13) | (8,107) |
| Net increase (decrease) in assets derived from principal transactions | 125,371 | (5,142) | (13) | (8,107) |
| Total increase (decrease) in net assets | 75,608 | (5,393) | (226) | (51,947) |
| **Net assets at December 31, 2008** | 75,608 | 40 | 295 | 61,486 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (792) | - | 2 | 143 |
| Total realized gain (loss) on investments and capital gains distributions | (5,148) | (8) | (16) | (2,099) |
| Net unrealized appreciation (depreciation) of investments | 27,834 | 24 | 144 | 28,248 |
| Net increase (decrease) in net assets from operations | 21,894 | 16 | 130 | 26,292 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (3,478) | 1 | 4 | 2,029 |
| Net increase (decrease) in assets derived from principal transactions | (3,478) | 1 | 4 | 2,029 |
| Total increase (decrease) in net assets | 18,416 | 17 | 134 | 28,321 |
| **Net assets at December 31, 2009** | $ 94,024 | $ 57 | $ 429 | $ 89,807 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2009 and 2008**
*(Dollars in thousands)*

| | ING UBS U.S. Large Cap Equity Portfolio - Adviser Class | ING UBS U.S. Large Cap Equity Portfolio - Initial Class | ING UBS U.S. Large Cap Equity Portfolio - Service Class | ING Van Kampen Comstock Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 13 | $ 126,472 | $ 6 | $ 382 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 1,274 | - | 8 |
| Total realized gain (loss) on investments and capital gains distributions | - | (10,767) | - | (66) |
| Net unrealized appreciation (depreciation) of investments | (24) | (36,911) | (4) | (77) |
| Net increase (decrease) in net assets from operations | (23) | (46,404) | (4) | (135) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 53 | (15,791) | 4 | (41) |
| Net increase (decrease) in assets derived from principal transactions | 53 | (15,791) | 4 | (41) |
| Total increase (decrease) in net assets | 30 | (62,195) | - | (176) |
| **Net assets at December 31, 2008** | 43 | 64,277 | 6 | 206 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 320 | - | 4 |
| Total realized gain (loss) on investments and capital gains distributions | (6) | (2,997) | - | (24) |
| Net unrealized appreciation (depreciation) of investments | 23 | 20,656 | 2 | 75 |
| Net increase (decrease) in net assets from operations | 18 | 17,979 | 2 | 55 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 16 | (5,919) | 2 | 23 |
| Net increase (decrease) in assets derived from principal transactions | 16 | (5,919) | 2 | 23 |
| Total increase (decrease) in net assets | 34 | 12,060 | 4 | 78 |
| **Net assets at December 31, 2009** | $ 77 | $ 76,337 | $ 10 | $ 284 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | ING Van Kampen Comstock Portfolio - Service Class | ING Van Kampen Equity and Income Portfolio - Adviser Class | ING Van Kampen Equity and Income Portfolio - Initial Class | ING Van Kampen Equity and Income Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 83,912 | $ 203 | $ 325,269 | $ 188 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,712 | 17 | 11,260 | 7 |
| Total realized gain (loss) on investments and capital gains distributions | 1,802 | (15) | 14,899 | 6 |
| Net unrealized appreciation (depreciation) of investments | (31,217) | (113) | (98,950) | (62) |
| Net increase (decrease) in net assets from operations | (27,703) | (111) | (72,791) | (49) |
| Changes from contract transactions: | | | | |
| Total unit transactions | (13,235) | 216 | (35,482) | 18 |
| Net increase (decrease) in assets derived from principal transactions | (13,235) | 216 | (35,482) | 18 |
| Total increase (decrease) in net assets | (40,938) | 105 | (108,273) | (31) |
| **Net assets at December 31, 2008** | 42,974 | 308 | 216,996 | 157 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 642 | 5 | 2,159 | 1 |
| Total realized gain (loss) on investments and capital gains distributions | (4,042) | (6) | (6,184) | (45) |
| Net unrealized appreciation (depreciation) of investments | 14,531 | 84 | 47,036 | 64 |
| Net increase (decrease) in net assets from operations | 11,131 | 83 | 43,011 | 20 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (2,822) | 101 | (19,228) | (28) |
| Net increase (decrease) in assets derived from principal transactions | (2,822) | 101 | (19,228) | (28) |
| Total increase (decrease) in net assets | 8,309 | 184 | 23,783 | (8) |
| **Net assets at December 31, 2009** | $ 51,283 | $ 492 | $ 240,779 | $ 149 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2009 and 2008**
*(Dollars in thousands)*

| | ING Growth and Income Fund - Class A | ING Strategic Allocation Conservative Portfolio - Class I | ING Strategic Allocation Growth Portfolio - Class I | ING Strategic Allocation Moderate Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ - | $ 37,661 | $ 84,589 | $ 73,150 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 1,060 | 999 | 1,294 |
| Total realized gain (loss) on investments and capital gains distributions | - | 1,590 | 7,057 | 7,253 |
| Net unrealized appreciation (depreciation) of investments | - | (11,399) | (37,541) | (30,451) |
| Net increase (decrease) in net assets from operations | - | (8,749) | (29,485) | (21,904) |
| Changes from contract transactions: | | | | |
| Total unit transactions | - | (3,072) | (6,229) | (4,721) |
| Net increase (decrease) in assets derived from principal transactions | - | (3,072) | (6,229) | (4,721) |
| Total increase (decrease) in net assets | - | (11,821) | (35,714) | (26,625) |
| **Net assets at December 31, 2008** | - | 25,840 | 48,875 | 46,525 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 1,923 | 4,561 | 3,959 |
| Total realized gain (loss) on investments and capital gains distributions | 2 | (2,300) | (75) | (1,621) |
| Net unrealized appreciation (depreciation) of investments | 25 | 4,489 | 6,959 | 6,870 |
| Net increase (decrease) in net assets from operations | 27 | 4,112 | 11,445 | 9,208 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 102 | (639) | 33 | 327 |
| Net increase (decrease) in assets derived from principal transactions | 102 | (639) | 33 | 327 |
| Total increase (decrease) in net assets | 129 | 3,473 | 11,478 | 9,535 |
| **Net assets at December 31, 2009** | $ 129 | $ 29,313 | $ 60,353 | $ 56,060 |

*The accompanying notes are an integral part of these financial statements.*

153

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | ING Growth and Income Portfolio - Class A | ING Growth and Income Portfolio - Class I | ING Growth and Income Portfolio - Class S | ING GET U.S. Core Portfolio - Series 3 |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 158 | $ 1,758,568 | $ 101 | $ 23,204 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 4 | 4,079 | 4 | 161 |
| Total realized gain (loss) on investments and capital gains distributions | (56) | (101,523) | (17) | 1,008 |
| Net unrealized appreciation (depreciation) of investments | (138) | (526,910) | (156) | (2,178) |
| Net increase (decrease) in net assets from operations | (190) | (624,354) | (169) | (1,009) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 403 | (207,576) | 373 | (4,537) |
| Net increase (decrease) in assets derived from principal transactions | 403 | (207,576) | 373 | (4,537) |
| Total increase (decrease) in net assets | 213 | (831,930) | 204 | (5,546) |
| **Net assets at December 31, 2008** | 371 | 926,638 | 305 | 17,658 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3 | 3,930 | 7 | 319 |
| Total realized gain (loss) on investments and capital gains distributions | (74) | (86,235) | (22) | (1,345) |
| Net unrealized appreciation (depreciation) of investments | 146 | 328,821 | 162 | 917 |
| Net increase (decrease) in net assets from operations | 75 | 246,516 | 147 | (109) |
| Changes from contract transactions: | | | | |
| Total unit transactions | (43) | (89,022) | 432 | (17,549) |
| Net increase (decrease) in assets derived from principal transactions | (43) | (89,022) | 432 | (17,549) |
| Total increase (decrease) in net assets | 32 | 157,494 | 579 | (17,658) |
| **Net assets at December 31, 2009** | $ 403 | $ 1,084,132 | $ 884 | $ - |

*The accompanying notes are an integral part of these financial statements.*

154

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 5 | ING GET U.S. Core Portfolio - Series 6 | ING GET U.S. Core Portfolio - Series 7 | ING GET U.S. Core Portfolio - Series 8 |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 660 | $ 2,918 | $ 2,516 | $ 969 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | 5 | 12 | 2 |
| Total realized gain (loss) on investments and capital gains distributions | 87 | 367 | 402 | 147 |
| Net unrealized appreciation (depreciation) of investments | (141) | (584) | (569) | (225) |
| Net increase (decrease) in net assets from operations | (55) | (212) | (155) | (76) |
| Changes from contract transactions: | | | | |
| Total unit transactions | (124) | (471) | (325) | (119) |
| Net increase (decrease) in assets derived from principal transactions | (124) | (471) | (325) | (119) |
| Total increase (decrease) in net assets | (179) | (683) | (480) | (195) |
| **Net assets at December 31, 2008** | 481 | 2,235 | 2,036 | 774 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 8 | 7 | 14 | 3 |
| Total realized gain (loss) on investments and capital gains distributions | (20) | (69) | (93) | (118) |
| Net unrealized appreciation (depreciation) of investments | 11 | 57 | 62 | 110 |
| Net increase (decrease) in net assets from operations | (1) | (5) | (17) | (5) |
| Changes from contract transactions: | | | | |
| Total unit transactions | (60) | (249) | (304) | (419) |
| Net increase (decrease) in assets derived from principal transactions | (60) | (249) | (304) | (419) |
| Total increase (decrease) in net assets | (61) | (254) | (321) | (424) |
| **Net assets at December 31, 2009** | $ 420 | $ 1,981 | $ 1,715 | $ 350 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Changes in Net Assets
## For the years ended December 31, 2009 and 2008
### *(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 9 | ING GET U.S. Core Portfolio - Series 10 | ING GET U.S. Core Portfolio - Series 11 | ING BlackRock Science and Technology Opportunities Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 164 | $ 76 | $ 47 | $ 42,834 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 1 | - | (319) |
| Total realized gain (loss) on investments and capital gains distributions | 28 | 13 | 6 | 2,373 |
| Net unrealized appreciation (depreciation) of investments | (40) | (18) | (7) | (18,274) |
| Net increase (decrease) in net assets from operations | (12) | (4) | (1) | (16,220) |
| Changes from contract transactions: | | | | |
| Total unit transactions | (10) | (2) | (14) | (3,218) |
| Net increase (decrease) in assets derived from principal transactions | (10) | (2) | (14) | (3,218) |
| Total increase (decrease) in net assets | (22) | (6) | (15) | (19,438) |
| **Net assets at December 31, 2008** | 142 | 70 | 32 | 23,396 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 1 | - | (291) |
| Total realized gain (loss) on investments and capital gains distributions | (1) | - | - | 333 |
| Net unrealized appreciation (depreciation) of investments | - | (2) | (1) | 13,177 |
| Net increase (decrease) in net assets from operations | - | (1) | (1) | 13,219 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (1) | (1) | - | 5,438 |
| Net increase (decrease) in assets derived from principal transactions | (1) | (1) | - | 5,438 |
| Total increase (decrease) in net assets | (1) | (2) | (1) | 18,657 |
| **Net assets at December 31, 2009** | $ 141 | $ 68 | $ 31 | $ 42,053 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | ING Index Plus LargeCap Portfolio - Class I | ING Index Plus LargeCap Portfolio - Class S | ING Index Plus MidCap Portfolio - Class I | ING Index Plus MidCap Portfolio - Class S |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 469,092 | $ 334 | $ 381,531 | 343 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3,904 | 4 | 1,349 | 3 |
| Total realized gain (loss) on investments and capital gains distributions | 17,274 | (30) | 46,938 | (27) |
| Net unrealized appreciation (depreciation) of investments | (184,448) | (137) | (183,479) | (123) |
| Net increase (decrease) in net assets from operations | (163,270) | (163) | (135,192) | (147) |
| Changes from contract transactions: | | | | |
| Total unit transactions | (58,354) | 154 | (33,827) | 64 |
| Net increase (decrease) in assets derived from principal transactions | (58,354) | 154 | (33,827) | 64 |
| Total increase (decrease) in net assets | (221,624) | (9) | (169,019) | (83) |
| **Net assets at December 31, 2008** | 247,468 | 325 | 212,512 | 260 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 5,478 | 8 | 1,852 | 3 |
| Total realized gain (loss) on investments and capital gains distributions | (9,310) | (16) | (3,916) | (30) |
| Net unrealized appreciation (depreciation) of investments | 55,291 | 76 | 66,603 | 124 |
| Net increase (decrease) in net assets from operations | 51,459 | 68 | 64,539 | 97 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (15,486) | (18) | (2,979) | 115 |
| Net increase (decrease) in assets derived from principal transactions | (15,486) | (18) | (2,979) | 115 |
| Total increase (decrease) in net assets | 35,973 | 50 | 61,560 | 212 |
| **Net assets at December 31, 2009** | $ 283,441 | $ 375 | $ 274,072 | $ 472 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2009 and 2008**
*(Dollars in thousands)*

| | ING Index Plus SmallCap Portfolio - Class I | ING Index Plus SmallCap Portfolio - Class S | ING International Index Portfolio - Class I | ING International Index Portfolio - Class S |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 151,310 | $ 90 | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 6 | - | 3 | - |
| Total realized gain (loss) on investments and capital gains distributions | 7,167 | (10) | (58) | - |
| Net unrealized appreciation (depreciation) of investments | (54,249) | (7) | 1 | - |
| Net increase (decrease) in net assets from operations | (47,076) | (17) | (54) | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | (18,463) | (15) | 274 | - |
| Net increase (decrease) in assets derived from principal transactions | (18,463) | (15) | 274 | - |
| Total increase (decrease) in net assets | (65,539) | (32) | 220 | - |
| **Net assets at December 31, 2008** | 85,771 | 58 | 220 | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 822 | 1 | (79) | - |
| Total realized gain (loss) on investments and capital gains distributions | (4,696) | (16) | 170 | - |
| Net unrealized appreciation (depreciation) of investments | 23,988 | 41 | 1,566 | 2 |
| Net increase (decrease) in net assets from operations | 20,114 | 26 | 1,657 | 2 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (2,370) | 38 | 17,530 | 17 |
| Net increase (decrease) in assets derived from principal transactions | (2,370) | 38 | 17,530 | 17 |
| Total increase (decrease) in net assets | 17,744 | 64 | 19,187 | 19 |
| **Net assets at December 31, 2009** | $ 103,515 | $ 122 | $ 19,407 | $ 19 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | ING Opportunistic Large Cap Growth Portfolio - Class I | ING Opportunistic Large Cap Portfolio - Class I | ING Russell™ Large Cap Growth Index Portfolio - Class I | ING Russell™ Large Cap Growth Index Portfolio - Class S |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 62,321 | $ 82,179 | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (105) | 707 | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (1,150) | 9,867 | - | - |
| Net unrealized appreciation (depreciation) of investments | (25,054) | (37,665) | - | - |
| Net increase (decrease) in net assets from operations | (26,309) | (27,091) | - | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | (5,598) | (10,762) | - | - |
| Net increase (decrease) in assets derived from principal transactions | (5,598) | (10,762) | - | - |
| Total increase (decrease) in net assets | (31,907) | (37,853) | - | - |
| **Net assets at December 31, 2008** | 30,414 | 44,326 | - | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 122 | 830 | (12) | (1) |
| Total realized gain (loss) on investments and capital gains distributions | (3,369) | (1,509) | 75 | 1 |
| Net unrealized appreciation (depreciation) of investments | 8,317 | 9,421 | 375 | 51 |
| Net increase (decrease) in net assets from operations | 5,070 | 8,742 | 438 | 51 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (35,484) | 28,974 | 2,334 | 302 |
| Net increase (decrease) in assets derived from principal transactions | (35,484) | 28,974 | 2,334 | 302 |
| Total increase (decrease) in net assets | (30,414) | 37,716 | 2,772 | 353 |
| **Net assets at December 31, 2009** | $ - | $ 82,042 | $ 2,772 | $ 353 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | ING Russell™ Large Cap Index Portfolio - Class I | ING Russell™ Large Cap Value Index Portfolio - Class I | ING Russell™ Large Cap Value Index Portfolio - Class S | ING Russell™ Mid Cap Growth Index Portfolio - Class S |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ - | $ - | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 25 | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (44) | - | - | - |
| Net unrealized appreciation (depreciation) of investments | (60) | - | - | - |
| Net increase (decrease) in net assets from operations | (79) | - | - | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | 2,754 | - | - | - |
| Net increase (decrease) in assets derived from principal transactions | 2,754 | - | - | - |
| Total increase (decrease) in net assets | 2,675 | - | - | - |
| **Net assets at December 31, 2008** | 2,675 | - | - | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (54) | - | (8) | (11) |
| Total realized gain (loss) on investments and capital gains distributions | (8) | 2 | 58 | 9 |
| Net unrealized appreciation (depreciation) of investments | 1,742 | 8 | 231 | 340 |
| Net increase (decrease) in net assets from operations | 1,680 | 10 | 281 | 338 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 5,337 | 69 | 1,671 | 2,711 |
| Net increase (decrease) in assets derived from principal transactions | 5,337 | 69 | 1,671 | 2,711 |
| Total increase (decrease) in net assets | 7,017 | 79 | 1,952 | 3,049 |
| **Net assets at December 31, 2009** | $ 9,692 | $ 79 | $ 1,952 | $ 3,049 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | ING Russell™ Mid Cap Index Portfolio - Class I | ING Russell™ Small Cap Index Portfolio - Class I | ING Small Company Portfolio - Class I | ING Small Company Portfolio - Class S |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ - | $ - | $ 135,138 | $ 87 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 16 | 4 | 74 | 1 |
| Total realized gain (loss) on investments and capital gains distributions | (88) | (37) | 14,367 | (7) |
| Net unrealized appreciation (depreciation) of investments | 2 | (158) | (55,736) | (40) |
| Net increase (decrease) in net assets from operations | (70) | (191) | (41,295) | (46) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 1,399 | 826 | (7,582) | 59 |
| Net increase (decrease) in assets derived from principal transactions | 1,399 | 826 | (7,582) | 59 |
| Total increase (decrease) in net assets | 1,329 | 635 | (48,877) | 13 |
| **Net assets at December 31, 2008** | 1,329 | 635 | 86,261 | 100 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (22) | (13) | (280) | 1 |
| Total realized gain (loss) on investments and capital gains distributions | (26) | (132) | (3,305) | (16) |
| Net unrealized appreciation (depreciation) of investments | 873 | 507 | 26,031 | 40 |
| Net increase (decrease) in net assets from operations | 825 | 362 | 22,446 | 25 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 1,408 | 965 | (1,035) | (7) |
| Net increase (decrease) in assets derived from principal transactions | 1,408 | 965 | (1,035) | (7) |
| Total increase (decrease) in net assets | 2,233 | 1,327 | 21,411 | 18 |
| **Net assets at December 31, 2009** | $ 3,562 | $ 1,962 | $ 107,672 | $ 118 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Changes in Net Assets
## For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | ING U.S. Bond Index Portfolio - Class I | ING International Value Portfolio - Class I | ING International Value Portfolio - Class S | ING MidCap Opportunities Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ - | $ 158,131 | $ 480 | $ 9,758 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 16 | 2,360 | 9 | (108) |
| Total realized gain (loss) on investments and capital gains distributions | 4 | 14,669 | (74) | 334 |
| Net unrealized appreciation (depreciation) of investments | 31 | (85,517) | (155) | (5,295) |
| Net increase (decrease) in net assets from operations | 51 | (68,488) | (220) | (5,069) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 1,508 | (4,658) | (12) | 3,959 |
| Net increase (decrease) in assets derived from principal transactions | 1,508 | (4,658) | (12) | 3,959 |
| Total increase (decrease) in net assets | 1,559 | (73,146) | (232) | (1,110) |
| **Net assets at December 31, 2008** | 1,559 | 84,985 | 248 | 8,648 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 43 | 666 | 3 | (77) |
| Total realized gain (loss) on investments and capital gains distributions | 68 | (7,454) | (79) | (170) |
| Net unrealized appreciation (depreciation) of investments | 26 | 27,379 | 130 | 3,814 |
| Net increase (decrease) in net assets from operations | 137 | 20,591 | 54 | 3,567 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 2,236 | (477) | (19) | 720 |
| Net increase (decrease) in assets derived from principal transactions | 2,236 | (477) | (19) | 720 |
| Total increase (decrease) in net assets | 2,373 | 20,114 | 35 | 4,287 |
| **Net assets at December 31, 2009** | $ 3,932 | $ 105,099 | $ 283 | $ 12,935 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2009 and 2008**
*(Dollars in thousands)*

| | ING MidCap Opportunities Portfolio - Class S | ING SmallCap Opportunities Portfolio - Class I | ING SmallCap Opportunities Portfolio - Class S | Janus Aspen Series Balanced Portfolio - Institutional Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 70 | $ 11,915 | $ 17 | $ 367 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | (90) | - | 4 |
| Total realized gain (loss) on investments and capital gains distributions | (20) | 1,703 | (1) | 33 |
| Net unrealized appreciation (depreciation) of investments | (47) | (6,117) | (19) | (88) |
| Net increase (decrease) in net assets from operations | (68) | (4,504) | (20) | (51) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 106 | 956 | 50 | (80) |
| Net increase (decrease) in assets derived from principal transactions | 106 | 956 | 50 | (80) |
| Total increase (decrease) in net assets | 38 | (3,548) | 30 | (131) |
| **Net assets at December 31, 2008** | 108 | 8,367 | 47 | 236 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | (75) | - | 14 |
| Total realized gain (loss) on investments and capital gains distributions | (8) | (520) | (8) | (4) |
| Net unrealized appreciation (depreciation) of investments | 63 | 3,309 | 23 | 44 |
| Net increase (decrease) in net assets from operations | 54 | 2,714 | 15 | 54 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 114 | 817 | (2) | (29) |
| Net increase (decrease) in assets derived from principal transactions | 114 | 817 | (2) | (29) |
| Total increase (decrease) in net assets | 168 | 3,531 | 13 | 25 |
| **Net assets at December 31, 2009** | $ 276 | $ 11,898 | $ 60 | $ 261 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | Janus Aspen Series Enterprise Portfolio - Institutional Shares | Janus Aspen Series Flexible Bond Portfolio - Institutional Shares | Janus Aspen Series Janus Portfolio - Institutional Shares | Janus Aspen Series Worldwide Portfolio - Institutional Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 490 | $ 99 | $ 150 | $ 317 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (4) | 3 | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 50 | - | 13 | 26 |
| Net unrealized appreciation (depreciation) of investments | (243) | 1 | (68) | (156) |
| Net increase (decrease) in net assets from operations | (197) | 4 | (55) | (130) |
| Changes from contract transactions: | | | | |
| Total unit transactions | (53) | (5) | (20) | (33) |
| Net increase (decrease) in assets derived from principal transactions | (53) | (5) | (20) | (33) |
| Total increase (decrease) in net assets | (250) | (1) | (75) | (163) |
| **Net assets at December 31, 2008** | 240 | 98 | 75 | 154 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (3) | 3 | (1) | - |
| Total realized gain (loss) on investments and capital gains distributions | (11) | 4 | (4) | (25) |
| Net unrealized appreciation (depreciation) of investments | 116 | 3 | 30 | 76 |
| Net increase (decrease) in net assets from operations | 102 | 10 | 25 | 51 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (15) | (46) | (16) | (33) |
| Net increase (decrease) in assets derived from principal transactions | (15) | (46) | (16) | (33) |
| Total increase (decrease) in net assets | 87 | (36) | 9 | 18 |
| **Net assets at December 31, 2009** | $ 327 | $ 62 | $ 84 | $ 172 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2009 and 2008**
*(Dollars in thousands)*

| | Lazard U.S. Mid Cap Equity Portfolio - Open Shares | LKCM Aquinas Growth Fund | Loomis Sayles Small Cap Value Fund - Retail Class | Lord Abbett Mid-Cap Value Fund, Inc. - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 326 | $ 236 | $ - | $ 1,257 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 5 | (3) | 2 | 7 |
| Total realized gain (loss) on investments and capital gains distributions | (45) | (1) | (7) | (97) |
| Net unrealized appreciation (depreciation) of investments | (165) | (94) | 54 | (409) |
| Net increase (decrease) in net assets from operations | (205) | (98) | 49 | (499) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 267 | 68 | 856 | (19) |
| Net increase (decrease) in assets derived from principal transactions | 267 | 68 | 856 | (19) |
| Total increase (decrease) in net assets | 62 | (30) | 905 | (518) |
| **Net assets at December 31, 2008** | 388 | 206 | 905 | 739 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | (2) | (11) | (2) |
| Total realized gain (loss) on investments and capital gains distributions | (90) | (16) | 3 | (93) |
| Net unrealized appreciation (depreciation) of investments | 304 | 79 | 441 | 306 |
| Net increase (decrease) in net assets from operations | 215 | 61 | 433 | 211 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 559 | 2 | 1,180 | 104 |
| Net increase (decrease) in assets derived from principal transactions | 559 | 2 | 1,180 | 104 |
| Total increase (decrease) in net assets | 774 | 63 | 1,613 | 315 |
| **Net assets at December 31, 2009** | $ 1,162 | $ 269 | $ 2,518 | $ 1,054 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2009 and 2008**
*(Dollars in thousands)*

| | Lord Abbett Small-Cap Value Fund - Class A | Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC | Massachusetts Investors Growth Stock Fund - Class A | Morgan Stanley U.S. Small Cap Value Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 1,648 | $ 146,234 | $ 737 | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (11) | 243 | (4) | 9 |
| Total realized gain (loss) on investments and capital gains distributions | (57) | 248 | 27 | (8) |
| Net unrealized appreciation (depreciation) of investments | (465) | (54,679) | (270) | (215) |
| Net increase (decrease) in net assets from operations | (533) | (54,188) | (247) | (214) |
| Changes from contract transactions: | | | | |
| Total unit transactions | (41) | (16,896) | (126) | 1,055 |
| Net increase (decrease) in assets derived from principal transactions | (41) | (16,896) | (126) | 1,055 |
| Total increase (decrease) in net assets | (574) | (71,084) | (373) | 841 |
| **Net assets at December 31, 2008** | 1,074 | 75,150 | 364 | 841 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (11) | (351) | (2) | - |
| Total realized gain (loss) on investments and capital gains distributions | (83) | (7,807) | (27) | (211) |
| Net unrealized appreciation (depreciation) of investments | 395 | 25,992 | 151 | 564 |
| Net increase (decrease) in net assets from operations | 301 | 17,834 | 122 | 353 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (45) | (4,784) | (189) | 552 |
| Net increase (decrease) in assets derived from principal transactions | (45) | (4,784) | (189) | 552 |
| Total increase (decrease) in net assets | 256 | 13,050 | (67) | 905 |
| **Net assets at December 31, 2009** | $ 1,330 | $ 88,200 | $ 297 | $ 1,746 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | Neuberger Berman Socially Responsive Fund® - Trust Class | New Perspective Fund®, Inc. - Class R-3 | New Perspective Fund®, Inc. - Class R-4 | Oppenheimer Capital Appreciation Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 1,985 | $ 4,038 | $ 41,461 | $ 597 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (6) | 50 | 648 | (5) |
| Total realized gain (loss) on investments and capital gains distributions | 8 | 104 | 3,107 | 10 |
| Net unrealized appreciation (depreciation) of investments | (1,057) | (1,754) | (24,241) | (301) |
| Net increase (decrease) in net assets from operations | (1,055) | (1,600) | (20,486) | (296) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 1,257 | 219 | 18,065 | 62 |
| Net increase (decrease) in assets derived from principal transactions | 1,257 | 219 | 18,065 | 62 |
| Total increase (decrease) in net assets | 202 | (1,381) | (2,421) | (234) |
| **Net assets at December 31, 2008** | 2,187 | 2,657 | 39,040 | 363 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (16) | 27 | 316 | (4) |
| Total realized gain (loss) on investments and capital gains distributions | (226) | (242) | (1,193) | (24) |
| Net unrealized appreciation (depreciation) of investments | 1,046 | 1,206 | 16,050 | 196 |
| Net increase (decrease) in net assets from operations | 804 | 991 | 15,173 | 168 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 781 | 233 | 5,206 | 7 |
| Net increase (decrease) in assets derived from principal transactions | 781 | 233 | 5,206 | 7 |
| Total increase (decrease) in net assets | 1,585 | 1,224 | 20,379 | 175 |
| **Net assets at December 31, 2009** | $ 3,772 | $ 3,881 | $ 59,419 | $ 538 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2009 and 2008**
*(Dollars in thousands)*

| | Oppenheimer Developing Markets Fund - Class A | Oppenheimer Global Securities/VA | Oppenheimer Main Street Fund®/VA | Oppenheimer Main Street Small Cap Fund®/VA |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 230,998 | $ 578 | $ 115 | $ 6,971 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 659 | 3 | - | (34) |
| Total realized gain (loss) on investments and capital gains distributions | 43,934 | 7 | 7 | 106 |
| Net unrealized appreciation (depreciation) of investments | (155,001) | (203) | (50) | (2,871) |
| Net increase (decrease) in net assets from operations | (110,408) | (193) | (43) | (2,799) |
| Changes from contract transactions: | | | | |
| Total unit transactions | (6,235) | (138) | (9) | 483 |
| Net increase (decrease) in assets derived from principal transactions | (6,235) | (138) | (9) | 483 |
| Total increase (decrease) in net assets | (116,643) | (331) | (52) | (2,316) |
| **Net assets at December 31, 2008** | 114,355 | 247 | 63 | 4,655 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (707) | 3 | - | (15) |
| Total realized gain (loss) on investments and capital gains distributions | (6,072) | (37) | (2) | (423) |
| Net unrealized appreciation (depreciation) of investments | 104,437 | 114 | 18 | 2,466 |
| Net increase (decrease) in net assets from operations | 97,658 | 80 | 16 | 2,028 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 29,944 | (54) | (7) | 1,384 |
| Net increase (decrease) in assets derived from principal transactions | 29,944 | (54) | (7) | 1,384 |
| Total increase (decrease) in net assets | 127,602 | 26 | 9 | 3,412 |
| **Net assets at December 31, 2009** | $ 241,957 | $ 273 | $ 72 | $ 8,067 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Changes in Net Assets
## For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | Oppenheimer MidCap Fund/VA | Oppenheimer Strategic Bond Fund/VA | Pax World Balanced Fund | PIMCO Real Return Portfolio - Administrative Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 31 | $ 125 | $ 59,458 | $ 34,027 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 5 | 477 | 1,577 |
| Total realized gain (loss) on investments and capital gains distributions | (2) | 1 | 118 | (776) |
| Net unrealized appreciation (depreciation) of investments | (13) | (25) | (21,064) | (8,434) |
| Net increase (decrease) in net assets from operations | (15) | (19) | (20,469) | (7,633) |
| Changes from contract transactions: | | | | |
| Total unit transactions | (3) | (1) | 5,520 | 41,029 |
| Net increase (decrease) in assets derived from principal transactions | (3) | (1) | 5,520 | 41,029 |
| Total increase (decrease) in net assets | (18) | (20) | (14,949) | 33,396 |
| **Net assets at December 31, 2008** | 13 | 105 | 44,509 | 67,423 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | 353 | 1,868 |
| Total realized gain (loss) on investments and capital gains distributions | (2) | (1) | (1,140) | 3,877 |
| Net unrealized appreciation (depreciation) of investments | 6 | 18 | 9,847 | 7,547 |
| Net increase (decrease) in net assets from operations | 4 | 17 | 9,060 | 13,292 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (2) | (18) | 617 | 32,015 |
| Net increase (decrease) in assets derived from principal transactions | (2) | (18) | 617 | 32,015 |
| Total increase (decrease) in net assets | 2 | (1) | 9,677 | 45,307 |
| **Net assets at December 31, 2009** | $ 15 | $ 104 | $ 54,186 | $ 112,730 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Changes in Net Assets
## For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | Pioneer High Yield Fund - Class A | Pioneer Emerging Markets VCT Portfolio - Class I | Pioneer Equity Income VCT Portfolio - Class I | Pioneer High Yield VCT Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 3,394 | $ 29,074 | $ 1,189 | $ 19,319 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 198 | (123) | 12 | 1,262 |
| Total realized gain (loss) on investments and capital gains distributions | (23) | 813 | (232) | (464) |
| Net unrealized appreciation (depreciation) of investments | (1,613) | (18,300) | 101 | (7,575) |
| Net increase (decrease) in net assets from operations | (1,438) | (17,610) | (119) | (6,777) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 601 | 271 | (1,070) | (864) |
| Net increase (decrease) in assets derived from principal transactions | 601 | 271 | (1,070) | (864) |
| Total increase (decrease) in net assets | (837) | (17,339) | (1,189) | (7,641) |
| **Net assets at December 31, 2008** | 2,557 | 11,735 | - | 11,678 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 230 | 49 | - | 1,066 |
| Total realized gain (loss) on investments and capital gains distributions | (260) | (3,605) | - | (967) |
| Net unrealized appreciation (depreciation) of investments | 1,719 | 13,762 | - | 6,964 |
| Net increase (decrease) in net assets from operations | 1,689 | 10,206 | - | 7,063 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 429 | 5,502 | - | 1,101 |
| Net increase (decrease) in assets derived from principal transactions | 429 | 5,502 | - | 1,101 |
| Total increase (decrease) in net assets | 2,118 | 15,708 | - | 8,164 |
| **Net assets at December 31, 2009** | $ 4,675 | $ 27,443 | $ - | $ 19,842 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | Pioneer Mid Cap Value VCT Portfolio - Class I | Premier VIT OpCap Mid Cap Portfolio - Class I | RiverSource® Diversified Equity Income Fund - Class R-3 | RiverSource® Diversified Equity Income Fund - Class R-4 |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 513 | $ 393 | $ - | $ - |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 4 | (8) | - | 9 |
| Total realized gain (loss) on investments and capital gains distributions | (92) | (8) | - | (18) |
| Net unrealized appreciation (depreciation) of investments | 36 | (1,105) | - | (251) |
| Net increase (decrease) in net assets from operations | (52) | (1,121) | - | (260) |
| Changes from contract transactions: | | | | |
| Total unit transactions | (461) | 3,204 | - | 1,724 |
| Net increase (decrease) in assets derived from principal transactions | (461) | 3,204 | - | 1,724 |
| Total increase (decrease) in net assets | (513) | 2,083 | - | 1,464 |
| **Net assets at December 31, 2008** | - | 2,476 | - | 1,464 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (13) | 2 | 28 |
| Total realized gain (loss) on investments and capital gains distributions | - | (309) | 1 | (235) |
| Net unrealized appreciation (depreciation) of investments | - | 1,963 | 17 | 793 |
| Net increase (decrease) in net assets from operations | - | 1,641 | 20 | 586 |
| Changes from contract transactions: | | | | |
| Total unit transactions | - | 3,184 | 213 | 1,172 |
| Net increase (decrease) in assets derived from principal transactions | - | 3,184 | 213 | 1,172 |
| Total increase (decrease) in net assets | - | 4,825 | 233 | 1,758 |
| **Net assets at December 31, 2009** | $ - | $ 7,301 | $ 233 | $ 3,222 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | SMALLCAP World Fund® - Class R-4 | T. Rowe Price Mid-Cap Value Fund - R Class | T. Rowe Price Value Fund - Advisor Class | Templeton Foreign Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $          - | $          991 | $          61 | $          1,410 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2) | (3) | - | 20 |
| Total realized gain (loss) on investments and capital gains distributions | (77) | (8) | (1) | 103 |
| Net unrealized appreciation (depreciation) of investments | (150) | (367) | (27) | (749) |
| Net increase (decrease) in net assets from operations | (229) | (378) | (28) | (626) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 663 | 86 | 11 | (126) |
| Net increase (decrease) in assets derived from principal transactions | 663 | 86 | 11 | (126) |
| Total increase (decrease) in net assets | 434 | (292) | (17) | (752) |
| **Net assets at December 31, 2008** | 434 | 699 | 44 | 658 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 8 | 1 | 1 | 8 |
| Total realized gain (loss) on investments and capital gains distributions | (65) | (63) | - | (231) |
| Net unrealized appreciation (depreciation) of investments | 603 | 372 | 24 | 584 |
| Net increase (decrease) in net assets from operations | 546 | 310 | 25 | 361 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 1,718 | (10) | 40 | 127 |
| Net increase (decrease) in assets derived from principal transactions | 1,718 | (10) | 40 | 127 |
| Total increase (decrease) in net assets | 2,264 | 300 | 65 | 488 |
| **Net assets at December 31, 2009** | $          2,698 | $          999 | $          109 | $          1,146 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Changes in Net Assets
## For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | Templeton Global Bond Fund - Class A | Van Kampen Small Cap Value Fund - Class A | Diversified Value Portfolio | Equity Income Portfolio |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 72,664 | $ - | $ 114 | $ 304 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 7,305 | - | 2 | 6 |
| Total realized gain (loss) on investments and capital gains distributions | 440 | - | 5 | (9) |
| Net unrealized appreciation (depreciation) of investments | (3,683) | - | (51) | (93) |
| Net increase (decrease) in net assets from operations | 4,062 | - | (44) | (96) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 33,996 | - | 10 | (43) |
| Net increase (decrease) in assets derived from principal transactions | 33,996 | - | 10 | (43) |
| Total increase (decrease) in net assets | 38,058 | - | (34) | (139) |
| **Net assets at December 31, 2008** | 110,722 | - | 80 | 165 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 4,618 | - | 2 | 6 |
| Total realized gain (loss) on investments and capital gains distributions | 496 | - | (14) | (12) |
| Net unrealized appreciation (depreciation) of investments | 15,852 | 5 | 25 | 37 |
| Net increase (decrease) in net assets from operations | 20,966 | 5 | 13 | 31 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 23,922 | 67 | (9) | 29 |
| Net increase (decrease) in assets derived from principal transactions | 23,922 | 67 | (9) | 29 |
| Total increase (decrease) in net assets | 44,888 | 72 | 4 | 60 |
| **Net assets at December 31, 2009** | $ 155,610 | $ 72 | $ 84 | $ 225 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2009 and 2008**
*(Dollars in thousands)*

| | Small Company Growth Portfolio | Wanger International | Wanger Select | Wanger USA |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 86 | $ 9,623 | $ 66,892 | $ 21,526 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | 6 | (471) | (179) |
| Total realized gain (loss) on investments and capital gains distributions | 7 | (355) | 1,376 | 1,971 |
| Net unrealized appreciation (depreciation) of investments | (45) | (5,402) | (35,291) | (11,029) |
| Net increase (decrease) in net assets from operations | (39) | (5,751) | (34,386) | (9,237) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 17 | 2,947 | 2,782 | 2,410 |
| Net increase (decrease) in assets derived from principal transactions | 17 | 2,947 | 2,782 | 2,410 |
| Total increase (decrease) in net assets | (22) | (2,804) | (31,604) | (6,827) |
| **Net assets at December 31, 2008** | 64 | 6,819 | 35,288 | 14,699 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 291 | (407) | (166) |
| Total realized gain (loss) on investments and capital gains distributions | (4) | (2,027) | (1,337) | (583) |
| Net unrealized appreciation (depreciation) of investments | 30 | 5,528 | 26,450 | 7,498 |
| Net increase (decrease) in net assets from operations | 26 | 3,792 | 24,706 | 6,749 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 3 | 3,823 | 8,688 | 2,743 |
| Net increase (decrease) in assets derived from principal transactions | 3 | 3,823 | 8,688 | 2,743 |
| Total increase (decrease) in net assets | 29 | 7,615 | 33,394 | 9,492 |
| **Net assets at December 31, 2009** | $ 93 | $ 14,434 | $ 68,682 | $ 24,191 |

*The accompanying notes are an integral part of these financial statements.*

174

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | Washington Mutual Investors Fund℠, Inc. - Class R-3 | Washington Mutual Investors Fund℠, Inc. - Class R-4 | Wells Fargo Advantage Small Cap Value Fund - Class A |
|---|---|---|---|
| **Net assets at January 1, 2008** | $ 5,204 | $ 91,248 | $ 47 |
| | | | |
| **Increase (decrease) in net assets from operations** | | | |
| Operations: | | | |
| Net investment income (loss) | 71 | 1,166 | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 24 | 979 | (8) |
| Net unrealized appreciation (depreciation) of investments | (1,954) | (33,169) | (23) |
| Net increase (decrease) in net assets from operations | (1,859) | (31,024) | (32) |
| Changes from contract transactions: | | | |
| Total unit transactions | 566 | 720 | 31 |
| Net increase (decrease) in assets derived from principal transactions | 566 | 720 | 31 |
| Total increase (decrease) in net assets | (1,293) | (30,304) | (1) |
| **Net assets at December 31, 2008** | 3,911 | 60,944 | 46 |
| | | | |
| **Increase (decrease) in net assets from operations** | | | |
| Operations: | | | |
| Net investment income (loss) | 85 | 1,468 | (1) |
| Total realized gain (loss) on investments and capital gains distributions | (409) | (2,180) | (1) |
| Net unrealized appreciation (depreciation) of investments | 999 | 12,168 | 28 |
| Net increase (decrease) in net assets from operations | 675 | 11,456 | 26 |
| Changes from contract transactions: | | | |
| Total unit transactions | (413) | 2,599 | 16 |
| Net increase (decrease) in assets derived from principal transactions | (413) | 2,599 | 16 |
| Total increase (decrease) in net assets | 262 | 14,055 | 42 |
| **Net assets at December 31, 2009** | $ 4,173 | $ 74,999 | $ 88 |

*The accompanying notes are an integral part of these financial statements.*

## 1. Organization

Variable Annuity Account C of ING Life Insurance and Annuity Company (the "Account") was established by ING Life Insurance and Annuity Company ("ILIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding company domiciled in the State of Delaware. ING AIH is an indirect wholly owned subsidiary of ING Groep, N.V. ("ING"), a global financial services holding company based in The Netherlands.

As part of a restructuring plan approved by the European Commission ("EC"), ING has agreed to separate its banking and insurance businesses by 2013. ING intends to achieve this separation over the next four years by divestment of its insurance and investment management operations, including the Account. ING has announced that it will explore all options for implementing the separation including initial public offerings, sales, or combinations thereof.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. ILIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed separate account, which is not part of the Account, as directed by the contractowners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business ILIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ILIAC. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ILIAC.

At December 31, 2009, the Account had 248 investment divisions (the "Divisions"), 94 of which invest in independently managed mutual funds and 154 of which invest in mutual funds managed by affiliates, either ING Investments, LLC ("IIL") or Directed Services LLC ("DSL"). The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts"). Investment Divisions with asset balances at December 31, 2009 and related Trusts are as follows:

AIM Growth Series:
  AIM Mid Cap Core Equity Fund - Class A
  AIM Small Cap Growth Fund - Class A
AIM Investment Funds:
  AIM Global Health Care Fund - Investor Class
AIM Variable Insurance Funds:
  AIM V.I. Capital Appreciation Fund - Series I Shares
  AIM V.I. Core Equity Fund - Series I Shares
The Alger Fund II:
  Alger Green Fund - Class A**
AllianceBernstein Growth and Income Fund, Inc.:
  AllianceBernstein Growth and Income Fund, Inc. -
    Class A

AllianceBernstein Variable Products Series Fund, Inc.:
  AllianceBernstein Growth and Income Portfolio -
    Class A
Allianz Funds:
  Allianz NFJ Dividend Value Fund - Class A**
  Allianz NFJ Large-Cap Value Fund - Institutional
    Class*
  Allianz NFJ Small-Cap Value Fund - Class A
Amana Mutual Funds Trust:
  Amana Growth Fund*
  Amana Income Fund*
American Balanced Fund®, Inc.:
  American Balanced Fund® - Class R-3

American Century Government Income Trust:
  American Century Inflation-Adjusted Bond Fund -
    Investor Class**
American Century Quantitative Equity Funds, Inc.:
  American Century Income & Growth Fund - A Class
Ariel Investment Trust:
  Ariel Appreciation Fund
  Ariel Fund
Artisan Funds, Inc.:
  Artisan International Fund - Investor Shares*
BlackRock Mid Cap Value Opportunities Series, Inc.:
  BlackRock Mid Cap Value Opportunities Fund -
    Investor A Shares**
The Bond Fund of America℠, Inc.:
  The Bond Fund of America℠, Inc. - Class R-4*
Calvert Variable Series, Inc.:
  Calvert Social Balanced Portfolio
Capital World Growth & Income Fund℠, Inc.:
  Capital World Growth & Income Fund℠, Inc. -
    Class R-3**
Columbia Acorn Trust:
  Columbia℠ Acorn Fund® - Class Z*
Columbia Funds Series Trust:
  Columbia Mid Cap Value Fund - Class A*
  Columbia Mid Cap Value Fund - Class Z*
CRM Mutual Fund Trust:
  CRM Mid Cap Value Fund - Investor Shares**
DWS Institutional Funds:
  DWS Equity 500 Index Fund - Class S
Eaton Vance Special Investment Trust:
  Eaton Vance Large-Cap Value Fund - Class R**
EuroPacific Growth Fund®:
  EuroPacific Growth Fund® - Class R-3
  EuroPacific Growth Fund® - Class R-4
Evergreen Equity Trust:
  Evergreen Special Values Fund - Class A
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP High Income Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Initial Class
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® Variable Insurance Products III:
  Fidelity® VIP Mid Cap Portfolio - Initial Class
Fidelity® Variable Insurance Products V:
  Fidelity® VIP Asset Manager℠ Portfolio - Initial
    Class
Franklin Mutual Series Fund Inc.:
  Mutual Global Discovery Fund - Class R
Franklin Strategic Series:
  Franklin Small-Mid Cap Growth Fund - Class A
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
Fundamental Investors℠, Inc.:
  Fundamental Investors℠, Inc. - Class R-3*
  Fundamental Investors℠, Inc. - Class R-4*

The Growth Fund of America®, Inc.:
  The Growth Fund of America® - Class R-3
  The Growth Fund of America® - Class R-4
The Income Fund of America®, Inc.:
  The Income Fund of America® - Class R-3
ING Balanced Portfolio, Inc.:
  ING Balanced Portfolio - Class I
ING Equity Trust:
  ING Real Estate Fund - Class A
ING Funds Trust:
  ING GNMA Income Fund - Class A
  ING Intermediate Bond Fund - Class A
ING Intermediate Bond Portfolio:
  ING Intermediate Bond Portfolio - Class I
  ING Intermediate Bond Portfolio - Class S
ING Investors Trust:
  ING Artio Foreign Portfolio - Service Class
  ING BlackRock Large Cap Growth Portfolio -
    Institutional Class
  ING BlackRock Large Cap Growth Portfolio -
    Service Class
  ING BlackRock Large Cap Growth Portfolio -
    Service 2 Class
  ING Clarion Global Real Estate Portfolio -
    Institutional Class*
  ING Clarion Real Estate Portfolio - Institutional Class
  ING Clarion Real Estate Portfolio - Service Class
  ING Evergreen Health Sciences Portfolio - Service
    Class
  ING Evergreen Omega Portfolio - Service Class
  ING FMR℠ Diversified Mid Cap Portfolio - Service
    Class
  ING Global Resources Portfolio - Institutional Class
  ING Global Resources Portfolio - Service Class
  ING Janus Contrarian Portfolio - Service Class
  ING JPMorgan Emerging Markets Equity Portfolio -
    Adviser Class
  ING JPMorgan Emerging Markets Equity Portfolio -
    Institutional Class
  ING JPMorgan Emerging Markets Equity Portfolio -
    Service Class
  ING JPMorgan Small Cap Core Equity Portfolio -
    Service Class
  ING Lord Abbett Affiliated Portfolio - Institutional
    Class
  ING Lord Abbett Affiliated Portfolio - Service Class
  ING Marsico Growth Portfolio - Institutional Class*
  ING Marsico Growth Portfolio - Service Class
  ING Marsico International Opportunities Portfolio -
    Adviser Class
  ING Marsico International Opportunities Portfolio -
    Service Class
  ING MFS Total Return Portfolio - Adviser Class
  ING MFS Total Return Portfolio - Institutional Class
  ING MFS Total Return Portfolio - Service Class
  ING MFS Utilities Portfolio - Service Class
  ING PIMCO High Yield Portfolio - Institutional Class
  ING PIMCO High Yield Portfolio - Service Class

177

ING Investors Trust (continued):
  ING Pioneer Equity Income Portfolio - Institutional
    Class
  ING Pioneer Equity Income Portfolio - Service
    Class**
  ING Pioneer Fund Portfolio - Institutional Class
  ING Pioneer Fund Portfolio - Service Class
  ING Pioneer Mid Cap Value Portfolio - Institutional
    Class
  ING Pioneer Mid Cap Value Portfolio - Service Class
  ING Stock Index Portfolio - Institutional Class
  ING T. Rowe Price Capital Appreciation Portfolio -
    Service Class
  ING T. Rowe Price Equity Income Portfolio - Adviser
    Class
  ING T. Rowe Price Equity Income Portfolio - Service
    Class
  ING Templeton Global Growth Portfolio -
    Institutional Class
  ING Templeton Global Growth Portfolio - Service
    Class
  ING Van Kampen Growth and Income Portfolio -
    Service Class
  ING Wells Fargo Small Cap Disciplined Portfolio -
    Service Class
ING Money Market Portfolio:
  ING Money Market Portfolio - Class I
ING Mutual Funds:
  ING Global Real Estate Fund - Class A**
  ING International Capital Appreciation Fund -
    Class I**
  ING International SmallCap Multi-Manager Fund -
    Class A
ING Partners, Inc.:
  ING American Century Small-Mid Cap Value
    Portfolio - Adviser Class
  ING American Century Small-Mid Cap Value
    Portfolio - Service Class
  ING Baron Asset Portfolio - Service Class
  ING Baron Small Cap Growth Portfolio - Adviser
    Class
  ING Baron Small Cap Growth Portfolio - Service
    Class
  ING Columbia Small Cap Value Portfolio - Adviser
    Class**
  ING Columbia Small Cap Value Portfolio - Service
    Class
  ING Davis New York Venture Portfolio - Service
    Class
  ING Fidelity® VIP Mid Cap Portfolio - Service Class
  ING Index Solution 2015 Portfolio - Adviser Class*
  ING Index Solution 2025 Portfolio - Adviser Class*
  ING Index Solution 2035 Portfolio - Adviser Class*
  ING Index Solution 2045 Portfolio - Adviser Class*
  ING Index Solution Income Portfolio - Adviser Class*
  ING JPMorgan Mid Cap Value Portfolio - Adviser
    Class

ING Partners, Inc. (continued):
  ING JPMorgan Mid Cap Value Portfolio - Service
    Class
  ING Legg Mason Partners Aggressive Growth
    Portfolio - Adviser Class
  ING Legg Mason Partners Aggressive Growth
    Portfolio - Initial Class
  ING Legg Mason Partners Aggressive Growth
    Portfolio - Service Class
  ING Oppenheimer Global Portfolio - Adviser Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING Oppenheimer Global Portfolio - Service Class
  ING Oppenheimer Strategic Income Portfolio -
    Adviser Class
  ING Oppenheimer Strategic Income Portfolio - Initial
    Class
  ING Oppenheimer Strategic Income Portfolio -
    Service Class
  ING PIMCO Total Return Portfolio - Adviser Class
  ING PIMCO Total Return Portfolio - Service Class
  ING Pioneer High Yield Portfolio - Initial Class
  ING Pioneer High Yield Portfolio - Service Class
  ING Solution 2015 Portfolio - Adviser Class
  ING Solution 2015 Portfolio - Service Class
  ING Solution 2025 Portfolio - Adviser Class
  ING Solution 2025 Portfolio - Service Class
  ING Solution 2035 Portfolio - Adviser Class
  ING Solution 2035 Portfolio - Service Class
  ING Solution 2045 Portfolio - Adviser Class
  ING Solution 2045 Portfolio - Service Class
  ING Solution Growth and Income Portfolio - Service
    Class*
  ING Solution Growth Portfolio - Service Class*
  ING Solution Income Portfolio - Adviser Class
  ING Solution Income Portfolio - Service Class
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Adviser Class
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Initial Class
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Service Class
  ING T. Rowe Price Growth Equity Portfolio - Adviser
    Class
  ING T. Rowe Price Growth Equity Portfolio - Initial
    Class
  ING T. Rowe Price Growth Equity Portfolio - Service
    Class
  ING Templeton Foreign Equity Portfolio - Adviser
    Class*
  ING Templeton Foreign Equity Portfolio - Initial
    Class*
  ING Templeton Foreign Equity Portfolio - Service
    Class
  ING Thornburg Value Portfolio - Adviser Class
  ING Thornburg Value Portfolio - Initial Class
  ING UBS U.S. Large Cap Equity Portfolio - Adviser
    Class

ING Partners, Inc. (continued):
 ING UBS U.S. Large Cap Equity Portfolio - Initial
  Class
 ING UBS U.S. Large Cap Equity Portfolio - Service
  Class
 ING Van Kampen Comstock Portfolio - Adviser Class
 ING Van Kampen Comstock Portfolio - Service Class
 ING Van Kampen Equity and Income Portfolio -
  Adviser Class
 ING Van Kampen Equity and Income Portfolio -
  Initial Class
 ING Van Kampen Equity and Income Portfolio -
  Service Class
ING Series Fund, Inc.:
 ING Growth and Income Fund - Class A**
ING Strategic Allocation Portfolios, Inc.:
 ING Strategic Allocation Conservative Portfolio -
  Class I
 ING Strategic Allocation Growth Portfolio - Class I
 ING Strategic Allocation Moderate Portfolio - Class I
ING Variable Funds:
 ING Growth and Income Portfolio - Class A
 ING Growth and Income Portfolio - Class I
 ING Growth and Income Portfolio - Class S
ING Variable Insurance Trust:
 ING GET U.S. Core Portfolio - Series 5
 ING GET U.S. Core Portfolio - Series 6
 ING GET U.S. Core Portfolio - Series 7
 ING GET U.S. Core Portfolio - Series 8
 ING GET U.S. Core Portfolio - Series 9
 ING GET U.S. Core Portfolio - Series 10
 ING GET U.S. Core Portfolio - Series 11
ING Variable Portfolios, Inc.:
 ING BlackRock Science and Technology
  Opportunities Portfolio - Class I
 ING Index Plus LargeCap Portfolio - Class I
 ING Index Plus LargeCap Portfolio - Class S
 ING Index Plus MidCap Portfolio - Class I
 ING Index Plus MidCap Portfolio - Class S
 ING Index Plus SmallCap Portfolio - Class I
 ING Index Plus SmallCap Portfolio - Class S
 ING International Index Portfolio - Class I*
 ING International Index Portfolio - Class S**
 ING Opportunistic Large Cap Portfolio - Class I
 ING Russell™ Large Cap Growth Index Portfolio -
  Class I**
 ING Russell™ Large Cap Growth Index Portfolio -
  Class S**
 ING Russell™ Large Cap Index Portfolio - Class I*
 ING Russell™ Large Cap Value Index Portfolio -
  Class I**
 ING Russell™ Large Cap Value Index Portfolio -
  Class S**
 ING Russell™ Mid Cap Growth Index Portfolio -
  Class S**
 ING Russell™ Mid Cap Index Portfolio - Class I*
 ING Russell™ Small Cap Index Portfolio - Class I*
 ING Small Company Portfolio - Class I

ING Variable Portfolios, Inc. (continued):
 ING Small Company Portfolio - Class S
 ING U.S. Bond Index Portfolio - Class I*
ING Variable Products Trust:
 ING International Value Portfolio - Class I
 ING International Value Portfolio - Class S
 ING MidCap Opportunities Portfolio - Class I
 ING MidCap Opportunities Portfolio - Class S
 ING SmallCap Opportunities Portfolio - Class I
 ING SmallCap Opportunities Portfolio - Class S
Janus Aspen Series:
 Janus Aspen Series Balanced Portfolio - Institutional
  Shares
 Janus Aspen Series Enterprise Portfolio - Institutional
  Shares
 Janus Aspen Series Flexible Bond Portfolio -
  Institutional Shares
 Janus Aspen Series Janus Portfolio - Institutional
  Shares
 Janus Aspen Series Worldwide Portfolio -
  Institutional Shares
The Lazard Funds, Inc.:
 Lazard U.S. Mid Cap Equity Portfolio - Open Shares
LKCM Funds:
 LKCM Aquinas Growth Fund
Loomis Sayles Funds I:
 Loomis Sayles Small Cap Value Fund - Retail Class*
Lord Abbett Mid Cap Value Fund, Inc.:
 Lord Abbett Mid-Cap Value Fund, Inc. - Class A
Lord Abbett Research Fund, Inc.:
 Lord Abbett Small-Cap Value Fund - Class A
Lord Abbett Series Fund, Inc.:
 Lord Abbett Series Fund - Mid-Cap Value Portfolio -
  Class VC
Massachusetts Investors Growth Stock Fund:
 Massachusetts Investors Growth Stock Fund - Class A
Morgan Stanley Institutional Fund Trust:
 Morgan Stanley U.S. Small Cap Value Portfolio -
  Class I*
Neuberger Berman Equity Funds®:
 Neuberger Berman Socially Responsive Fund® -
  Trust Class
New Perspective Fund®, Inc.:
 New Perspective Fund®, Inc. - Class R-3
 New Perspective Fund®, Inc. - Class R-4
Oppenheimer Capital Appreciation Fund:
 Oppenheimer Capital Appreciation Fund - Class A
Oppenheimer Developing Markets Fund:
 Oppenheimer Developing Markets Fund - Class A
Oppenheimer Variable Account Funds:
 Oppenheimer Global Securities/VA
 Oppenheimer Main Street Fund®/VA
 Oppenheimer Main Street Small Cap Fund®/VA
 Oppenheimer MidCap Fund/VA
 Oppenheimer Strategic Bond Fund/VA
Pax World Funds Series Trust I:
 Pax World Balanced Fund

PIMCO Variable Insurance Trust:
  PIMCO Real Return Portfolio - Administrative Class
Pioneer High Yield Fund:
  Pioneer High Yield Fund - Class A
Pioneer Variable Contracts Trust:
  Pioneer Emerging Markets VCT Portfolio - Class I
  Pioneer High Yield VCT Portfolio - Class I
Premier VIT:
  Premier VIT OpCap Mid Cap Portfolio - Class I
RiverSource® Investment Series, Inc.:
  RiverSource® Diversified Equity Income Fund -
    Class R-3**
  RiverSource® Diversified Equity Income Fund -
    Class R-4*
SmallCap World Fund, Inc.:
  SMALLCAP World Fund® - Class R-4*
T. Rowe Price Mid-Cap Value Fund, Inc.:
  T. Rowe Price Mid-Cap Value Fund - R Class
T. Rowe Price Value Fund, Inc.:
  T. Rowe Price Value Fund - Advisor Class
Templeton Funds, Inc.:
  Templeton Foreign Fund - Class A
Templeton Income Trust:
  Templeton Global Bond Fund - Class A

Van Kampen Equity Trust:
  Van Kampen Small Cap Value Fund - Class A**
Vanguard® Variable Insurance Fund:
  Diversified Value Portfolio
  Equity Income Portfolio
  Small Company Growth Portfolio
Wanger Advisors Trust:
  Wanger International
  Wanger Select
  Wanger USA
Washington Mutual Investors Fund℠, Inc.:
  Washington Mutual Investors Fund℠, Inc. -
    Class R-3
  Washington Mutual Investors Fund℠, Inc. -
    Class R-4
Wells Fargo Funds Trust:
  Wells Fargo Advantage Small Cap Value Fund -
    Class A

\*   Division added in 2008
\*\*  Division added in 2009

The names of certain Divisions were changed during 2009. The following is a summary of current and former names for those Divisions:

| Current Name | Former Name |
|---|---|
| Franklin Mutual Series Fund Inc.: | Franklin Mutual Series Fund Inc.: |
|   Mutual Global Discovery Fund - Class R |   Mutual Discovery Fund - Class R |
| ING Balanced Portfolio, Inc.: | ING VP Balanced Portfolio, Inc.: |
|   ING Balanced Portfolio - Class I |   ING VP Balanced Portfolio - Class I |
| ING Intermediate Bond Portfolio: | ING VP Intermediate Bond Portfolio: |
|   ING Intermediate Bond Portfolio - Class I |   ING VP Intermediate Bond Portfolio - Class I |
|   ING Intermediate Bond Portfolio - Class S |   ING VP Intermediate Bond Portfolio - Class S |
| ING Investors Trust: | ING Investors Trust: |
|   ING Artio Foreign Portfolio - Service Class |   ING Julius Baer Foreign Portfolio - Service Class |
|   ING Clarion Global Real Estate Portfolio - Institutional Class |   ING Global Real Estate Portfolio - Institutional Class |
|   ING Clarion Real Estate Portfolio - Institutional Class |   ING Van Kampen Real Estate Portfolio - Institutional Class |
|   ING Clarion Real Estate Portfolio - Service Class |   ING Van Kampen Real Estate Portfolio - Service Class |
|   ING Growth and Income Portfolio II - Service Class |   ING Legg Mason Value Portfolio - Service Class |
|   ING Index Plus International Equity Portfolio - Institutional Class |   ING VP Index Plus International Equity Portfolio - Institutional Class |
|   ING Index Plus International Equity Portfolio - Service Class |   ING VP Index Plus International Equity Portfolio - Service Class |
| ING Money Market Portfolio: | ING VP Money Market Portfolio: |
|   ING Money Market Portfolio - Class I |   ING VP Money Market Portfolio - Class I |
| ING Partners, Inc.: | |
|   ING Columbia Small Cap Value Portfolio - Service Class |   ING Columbia Small Cap Value II Portfolio - Service Class |

| Current Name | Former Name |
|---|---|
| ING Strategic Allocation Portfolios, Inc.: | ING Strategic Allocation Portfolios, Inc.: |
| ING Strategic Allocation Conservative Portfolio - Class I | ING VP Strategic Allocation Conservative Portfolio - Class I |
| ING Strategic Allocation Growth Portfolio - Class I | ING VP Strategic Allocation Growth Portfolio - Class I |
| ING Strategic Allocation Moderate Portfolio - Class I | ING VP Strategic Allocation Moderate Portfolio - Class I |
| ING Variable Funds: | ING Variable Funds: |
| ING Growth and Income Portfolio - Class A | ING VP Growth and Income Portfolio - Class A |
| ING Growth and Income Portfolio - Class I | ING VP Growth and Income Portfolio - Class I |
| ING Growth and Income Portfolio - Class S | ING VP Growth and Income Portfolio - Class S |
| ING Variable Portfolios, Inc.: | ING Variable Portfolios, Inc.: |
| ING BlackRock Science and Technology Opportunities Portfolio - Class I | ING BlackRock Global Science and Technology Portfolio - Class I |
| ING Index Plus LargeCap Portfolio - Class I | ING VP Index Plus LargeCap Portfolio - Class I |
| ING Index Plus LargeCap Portfolio - Class S | ING VP Index Plus LargeCap Portfolio - Class S |
| ING Index Plus MidCap Portfolio - Class I | ING VP Index Plus MidCap Portfolio - Class I |
| ING Index Plus MidCap Portfolio - Class S | ING VP Index Plus MidCap Portfolio - Class S |
| ING Index Plus SmallCap Portfolio - Class I | ING VP Index Plus SmallCap Portfolio - Class I |
| ING Index Plus SmallCap Portfolio - Class S | ING VP Index Plus SmallCap Portfolio - Class S |
| ING Opportunistic Large Cap Portfolio - Class I | ING Opportunistic Large Cap Value Portfolio - Class I |
| ING Small Company Portfolio - Class I | ING VP Small Company Portfolio - Class I |
| ING Small Company Portfolio - Class S | ING VP Small Company Portfolio - Class S |
| ING U.S. Bond Index Portfolio - Class I | ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I |
| ING Variable Products Trust: | ING Variable Products Trust: |
| ING International Value Portfolio - Class I | ING VP International Value Portfolio - Class I |
| ING International Value Portfolio - Class S | ING VP International Value Portfolio - Class S |
| ING MidCap Opportunities Portfolio - Class I | ING VP MidCap Opportunities Portfolio - Class I |
| ING MidCap Opportunities Portfolio - Class S | ING VP MidCap Opportunities Portfolio - Class S |
| ING SmallCap Opportunities Portfolio - Class I | ING VP SmallCap Opportunities Portfolio - Class I |
| ING SmallCap Opportunities Portfolio - Class S | ING VP SmallCap Opportunities Portfolio - Class S |
| Janus Aspen Series: | Janus Aspen Series: |
| Janus Aspen Series Enterprise Portfolio - Institutional Shares | Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares |
| Janus Aspen Series Janus Portfolio - Institutional Shares | Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares |
| Janus Aspen Series Worldwide Portfolio - Institutional Shares | Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares |
| Premier VIT: | Premier VIT: |
| Premier VIT OpCap Mid Cap Portfolio - Class I | Premier VIT OpCap Mid Cap Portfolio |

During 2009, the following Divisions were closed to contractowners:

ING Equity Trust:
   ING Financial Services Fund - Class A
ING Investors Trust:
   ING AllianceBernstein Mid Cap Growth Portfolio - Service Class
   ING Growth and Income Portfolio II - Service Class
   ING Index Plus International Equity Portfolio - Institutional Class
   ING Index Plus International Equity Portfolio - Service Class
   ING JPMorgan Value Opportunities Portfolio - Institutional Class
   ING JPMorgan Value Opportunities Portfolio - Service Class
   ING Oppenheimer Main Street Portfolio® - Service Class
   ING Van Kampen Capital Growth Portfolio - Institutional Class
   ING Van Kampen Capital Growth Portfolio - Service Class
ING Mutual Funds:
   ING International Growth Opportunities Fund - Class Q
ING Partners, Inc.:
   ING American Century Large Company Value Portfolio - Adviser Class
   ING American Century Large Company Value Portfolio - Service Class
   ING Neuberger Berman Partners Portfolio - Service Class
ING Variable Insurance Trust:
   ING GET U.S. Core Portfolio - Series 3
ING Variable Portfolios, Inc.:
   ING Opportunistic Large Cap Growth Portfolio - Class I

The following Divisions were available to contractowners during 2009 but had no net assets as of December 31, 2009:

ING Investors Trust:
   ING Pioneer Mid Cap Value Portfolio - Adviser Class
Pioneer Variable Contracts Trust:
   Pioneer Equity Income VCT Portfolio - Class I
   Pioneer Mid Cap Value VCT Portfolio - Class I

The following Divisions were offered during 2009, but had no activity as of December 31, 2009:

AIM Equity Funds:
   AIM Charter Fund - Class A
   AIM Constellation Fund - Class A
AIM Investment Securities Funds:
   AIM Income Fund - Class A
AIM Stock Funds:
   AIM Dynamics Fund - Investor Class
The Alger Funds:
   Alger SmallCap Growth Fund - Class A
Allianz Funds:
   Allianz NFJ Small-Cap Value Fund - Institutional
    Class
American Balanced Fund®, Inc.:
   American Balanced Fund® - Class R-4
American Century Mutual Funds:
   American Century Ultra® Fund - A Class
Artisan Funds, Inc.:
   Artisan International Value Fund - Investor Shares

BlackRock Large Cap Series Funds, Inc.:
   BlackRock Large Cap Value Fund - Investor A
Calvert World Values Fund, Inc.:
   Calvert Capital Accumulation Fund - Class A
Capital World Growth and Income Fund<sup>SM</sup>, Inc:
   Capital World Growth and Income Fund<sup>SM</sup> - Class R-4
   Capital World Growth and Income Fund<sup>SM</sup> - Class R-5
Columbia Acorn Trust:
   Columbia<sup>SM</sup> Acorn USA® - Class A
Davis New York Venture Fund, Inc.:
   Davis New York Venture Fund - Class R
DFA Investment Dimensions Group, Inc.:
   DFA International Small Company Portfolio -
    Institutional Class
Dodge & Cox Funds:
   Dodge & Cox International Stock Fund

Fidelity® Advisor Series I:
  Fidelity® Advisor Balanced Fund - Class T
  Fidelity® Advisor Equity Growth Fund - Class T
  Fidelity® Advisor Equity Income Fund - Class T
  Fidelity® Advisor Growth Opportunities Fund -
    Class T
  Fidelity® Advisor Leveraged Company Stock Fund -
    Institutional Class
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Service
    Class 2
  Fidelity® VIP Growth Portfolio - Service Class 2
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Service
    Class 2
Fidelity® Variable Insurance Products III:
  Fidelity® VIP Mid Cap Portfolio - Initial Class
Franklin Value Investors Trust:
  Franklin Balance Sheet Investment Fund - Class A
Goldman Sachs Trust:
  Goldman Sachs Capital Growth Fund - Class A
  Goldman Sachs International Equity Fund - Class A
The Growth Fund of America®, Inc.:
  The Growth Fund of America® - Class R-5
ING Equity Trust:
  ING Growth Opportunities Fund - Class A
  ING SmallCap Opportunities Fund - Class A
ING Funds Trust:
  ING Intermediate Bond Fund - Class I
ING Investors Trust:
  ING Artio Foreign Portfolio - Institutional Class
  ING Evergreen Omega Portfolio - Institutional Class
  ING FMR℠ Diversified Mid Cap Portfolio - Adviser
    Class
  ING Marsico Growth Portfolio - Adviser Class
ING Mayflower Trust:
  ING International Value Fund - Class A
ING Mutual Funds:
  ING Global Real Estate Fund - Class I
  ING Global Value Choice Fund - Class A
ING Partners, Inc.:
  ING Davis New York Venture Portfolio - Adviser
    Class
  ING Index Solution 2015 Portfolio - Initial Class
  ING Index Solution 2015 Portfolio - Service Class
  ING Index Solution 2025 Portfolio - Initial Class
  ING Index Solution 2025 Portfolio - Service Class
  ING Index Solution 2035 Portfolio - Initial Class
  ING Index Solution 2035 Portfolio - Service Class
  ING Index Solution 2045 Portfolio - Initial Class
  ING Index Solution 2045 Portfolio - Service Class
  ING Index Solution Income Portfolio - Initial Class
  ING Index Solution Income Portfolio - Service Class
  ING Thornburg Value Portfolio - Service Class

ING Series Fund, Inc.:
  ING Balanced Fund - Class A
  ING Index Plus LargeCap Fund - Class A
  ING Index Plus MidCap Fund - Class A
  ING Index Plus MidCap Fund - Class R
  ING Index Plus SmallCap Fund - Class A
  ING Money Market Fund - Class A
  ING Small Company Fund - Class A
  ING Strategic Allocation Conservative Fund -
    Class A
  ING Strategic Allocation Growth Fund - Class A
  ING Strategic Allocation Moderate Fund - Class A
ING Variable Portfolios, Inc.:
  ING BlackRock Science and Technology
    Opportunities Portfolio - Class S
  ING Opportunistic Large Cap Portfolio - Class S
  ING Russell™ Large Cap Index Portfolio - Class S
Janus Aspen Series:
  Janus Aspen Series Overseas Portfolio - Institutional
    Shares
Janus Investment Fund:
  Janus Contrarian Fund - Class J Shares
Keeley Small Cap Value Fund, Inc.:
  Keeley Small Cap Value Fund - Class A
The Lazard Funds, Inc.:
  Lazard Emerging Markets Equity Portfolio - Open
    Shares
  Lazard International Equity Portfolio - Open Shares
  Lazard U.S. Small-Mid Cap Equity Portfolio - Open
    Shares
Legg Mason Special Investment Trust, Inc.:
  Legg Mason Special Investment Trust, Inc. - Class C
Loomis Sayles Fund II:
  Loomis Sayles Investment Grade Bond Fund -
    Class Y
MFS® Series Trust II:
  MFS® Growth Fund - Class A
MFS® Series Trust V:
  MFS® Research Fund - Class A
  MFS® Total Return Fund - Class A
  MFS® Total Return Fund - Class I
MFS® Series Trust VI:
  MFS® Global Equity Fund - Class A
Morgan Stanley Institutional Trust:
  Morgan Stanley Institutional Fund Trust Mid Cap
    Growth Portfolio - Class P
  Morgan Stanley Institutional Fund Trust U.S. Small
    Cap Value Portfolio - Class P
Oppenheimer Capital Income Fund:
  Oppenheimer Capital Income Fund - Class A
Oppenheimer Champion Income Fund:
  Oppenheimer Champion Income Fund - Class A
Oppenheimer Global Fund:
  Oppenheimer Global Fund - Class A

Oppenheimer Integrity Funds:
  Oppenheimer Core Bond Fund - Class A
Oppenheimer International Bond Fund:
  Oppenheimer International Bond Fund - Class Y
Oppenheimer International Small Company Fund:
  Oppenheimer International Small Company Fund -
    Class A
  Oppenheimer International Small Company Fund -
    Class Y
Parnassus Income Funds:
  Parnassus Investments Equity Income Fund - Investor
    Shares
Pioneer Equity Income Fund:
  Pioneer Equity Income Fund - Class A
Pioneer Variable Contracts Trust:
  Pioneer Equity-Income VCT Portfolio - Class II
Prudential Investment Portfolios, Inc.:
  Jennison Equity Opportunity Fund - Class A
  Jennison Growth Fund - Class A
RiverSource® Investment Series, Inc.:
  RiverSource® Diversified Equity Income Fund -
    Class R5
  RiverSource® Mid Cap Value Fund - Class R5

T. Rowe Price Science and Technology Fund, Inc.:
  T. Rowe Price Science and Technology Fund -
    Advisor Class
Thornburg Investment Trust:
  Thornburg Core Growth Fund - Class R5
Vanguard® Index Funds:
  Vanguard® 500 Index Fund - Investor Shares
  Vanguard® 500 Index Fund - Signal™ Shares
  Vanguard® Extended Market Index Fund - Signal™
    Shares
  Vanguard® Mid-Cap Index Fund - Signal™ Shares
  Vanguard® Small-Cap Index Fund - Signal™ Shares
  Vanguard® Total Bond Market Index Fund -
    Signal™ Shares
  Vanguard® Total Stock Market Index Fund -
    Signal™ Shares
Vanguard® Institutional Index Fund:
  Vanguard® Institutional Index Fund - Institutional
    Shares
Wells Fargo Funds Trust:
  Wells Fargo Advantage Mid Cap Disciplined Fund -
    Administrator Class

Effective October 7, 2008, ING Money Market Portfolio changed its investment objective to seeking to maintain a stable share price of $1.00 per share. In connection with this change, ING Money Market Portfolio utilized a stock split and distributed additional shares to its shareholders such that each shareholder's proportionate interest and aggregate value of investment in ING Money Market Portfolio remained the same.

## 2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

*Investments*

Investments are made in shares of a Fund and are recorded at fair value, determined by the net asset value per share of the respective Fund. Investment transactions in each Fund are recorded on the trade date. Distributions of net investment income and capital gains from each Fund are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Fund are determined on a first-in, first-out

basis. The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

*Federal Income Taxes*

Operations of the Account form a part of, and are taxed with, the total operations of ILIAC, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the contractowners are excluded in the determination of the federal income tax liability of ILIAC.

*Contractowner Reserves*

Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts. The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contractowners invested in the Account Divisions. To the extent that benefits to be paid to the contractowners exceed their account values, ILIAC will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to ILIAC.

*Changes from Principal Transactions*

Included in Changes from Principal Transactions on the Statements of Changes in Net Assets are items which relate to contractowner activity, including deposits, surrenders and withdrawals, benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) ILIAC related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by ILIAC). Any net unsettled transactions as of the reporting date are included in Payable to related parties on the Statements of Assets and Liabilities.

*Subsequent Events*

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements as of December 31, 2009 and for the years ended December 31, 2009 and 2008, were issued.

3.      **Recently Adopted Accounting Standards**

*FASB Accounting Standards Codification*

In June 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2009-01, "Topic 105 - Generally Accepted Accounting Principles: amendments based on Statement of Financial Accounting Standards ("FAS") No. 168 - The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles" ("ASU 2009-01"), which confirms that as of July 1, 2009, the "FASB Accounting Standards Codification™" ("the Codification" or "ASC") is the single official source of authoritative, nongovernmental US GAAP. All existing accounting standard documents are superseded, and all other accounting literature not included in the Codification is considered nonauthoritative.

The Account adopted the Codification as of July 1, 2009. There was no effect on the Account's net assets and results of operations. The Account has revised its disclosures to incorporate references to the Codification topics.

*Subsequent Events*

In May 2009, the FASB issued new guidance on subsequent events, included in ASC Topic 855, "Subsequent Events," which establishes:

- The period after the balance sheet date during which an entity should evaluate events or transactions for potential recognition or disclosure in the financial statements;
- The circumstances under which an entity should recognize such events or transactions in its financial statements; and
- Disclosures regarding such events or transactions and the date through which an entity has evaluated subsequent events.

These provisions, as included in ASC Topic 855, were adopted by the Account on June 30, 2009. In addition, in February 2010, the FASB issued ASU 2010-09, "Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements," which clarifies that an SEC filer should evaluate subsequent events through the date the financial statements are issued and eliminates the requirement for an SEC filer to disclose that date, effective upon issuance. The Account determined that there was no effect on the Account's net assets and results of operations upon adoption, as the guidance is consistent with that previously applied by the Account under US auditing standards. The disclosure provisions included in ASC Topic 855, as amended, are presented in the Significant Accounting Policies footnote.

*Determining Fair Value When the Volume and Level of Activity for the Asset or Liability*
*Have Significantly Decreased and Identifying Transactions That Are Not Orderly*

In April 2009, the FASB issued new guidance on determining fair value when the volume
and level of activity for the asset or liability have significantly decreased and identifying
transactions that are not orderly, included in ASC Topic 820, "Fair Value Measurements
and Disclosures," which confirms that fair value is the price that would be received to
sell an asset or paid to transfer a liability in an orderly transaction between market
participants at the measurement date under current market conditions. In addition, this
guidance, as included in ASC Topic 820:

- Clarifies factors for determining whether there has been a significant decrease in
  market activity for an asset or liability;
- Requires an entity to determine whether a transaction is not orderly based on the
  weight of the evidence; and
- Requires an entity to disclose in interim and annual periods the input and valuation
  technique used to measure fair value and any change in valuation technique.

These provisions, as included in ASC Topic 820, were adopted by the Account on
April 1, 2009. The Account determined, however, that there was no effect on the
Account's net assets and results of operations upon adoption, as its guidance is consistent
with that previously applied by the Account under US GAAP.

*Fair Value Measurements*

In September 2006, the FASB issued new guidance on fair value measurements included
in ASC Topic 820, "Fair Value Measurements and Disclosures," which provides
guidance for using fair value to measure assets and liabilities whenever other standards
require (or permit) assets or liabilities to be measured at fair value. ASC Topic 820 does
not expand the use of fair value to any new circumstances.

ASC Topic 820 clarifies the principle that fair value should be based on the assumptions
market participants would use when pricing the asset or liability. In support of this
principle, ASC Topic 820 establishes a fair value hierarchy that prioritizes the
information used to develop such assumptions. The fair value hierarchy gives the highest
priority to quoted prices in active markets and the lowest priority to unobservable data.
ASC Topic 820 also requires separate disclosure of fair value measurements by level
within the hierarchy and expanded disclosure of the effect on earnings for items
measured using unobservable data.

The adoption of ASC Topic 820 on January 1, 2008 did not have an impact on the
Account's net assets or results of operations. New disclosures are included in the
Financial Instruments footnote.

4.     **Financial Instruments**

The Account invests assets in shares of open-end mutual funds and funds of funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the custodian and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's financial assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2009 and 2008, respectively, based on the priority of the inputs to the valuation technique below. The Account had no financial liabilities as of December 31, 2009.

The ASC Topic 820 fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a)    Quoted prices for similar assets or liabilities in active markets;
  b)    Quoted prices for identical or similar assets or liabilities in non-active markets;
  c)    Inputs other than quoted market prices that are observable; and
  d)    Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.  These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.


5.     **Charges and Fees**

Under the terms of the Contracts, certain charges are allocated to the Contracts to cover ILIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

*Mortality and Expense Risk Charges*

ILIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.50% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts.

*Asset Based Administrative Charges*

A daily charge to cover administrative expenses of the Account is generally deducted at an annual rate of up to 0.25% of the assets attributable to the Contracts.

*Contract Maintenance Charges*

An annual Contract maintenance fee of up to $40 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract.

*Contingent Deferred Sales Charges*

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 7.00% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken as specified in the Contract.

*Other Contract Charges*

For certain Contracts, an additional annual charge of 0.25% is deducted daily from the accumulation value for amounts invested in the ING GET U.S. Core Portfolio Funds.

For certain Contracts, an additional annual charge of 1.00% is deducted daily from the accumulation value of Contracts for contractowners who select the Five-Year Guaranteed Minimum Income feature.

*Premium Taxes*

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depends on the contractowner's state of residence and currently ranges up to 4.00% of premiums.

**6.      Related Party Transactions**

During the year ended December 31, 2009, management and service fees were paid indirectly to IIL, an affiliate of the Company, in its capacity as investment adviser to the ING Equity Trust, ING Funds Trust, ING Mutual Funds, ING Variable Products Trust, ING Intermediate Bond Portfolio, ING Money Market Portfolio, ING Balanced Portfolio, Inc., ING Series Fund, Inc., ING Strategic Allocation Portfolios, Inc., ING Variable Funds, ING Variable Insurance Trust, and ING Variable Portfolios, Inc. The annual fee rate ranged from 0.08% to 0.99% of the average net assets of each respective Fund.

In addition, management fees were paid to DSL in its capacity as investment adviser to ING Partners, Inc. and ING Investors Trust. The Trusts' advisory agreement provided for a fee at an annual rate up to 1.25% of the average net assets of each respective Fund.

## 7. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follow:

| | Year ended December 31 | | | |
| | 2009 | | 2008 | |
| | Purchases | Sales | Purchases | Sales |
| | *(Dollars in thousands)* | | | |
|---|---|---|---|---|
| AIM Growth Series: | | | | |
| AIM Mid Cap Core Equity Fund - Class A | $ 1,956 | $ 150 | $ 115 | $ 58 |
| AIM Small Cap Growth Fund - Class A | 3 | - | 14 | 8 |
| AIM Investment Funds: | | | | |
| AIM Global Health Care Fund - Investor Class | 44 | 35 | 45 | 19 |
| AIM Variable Insurance Funds: | | | | |
| AIM V.I. Capital Appreciation Fund - Series I Shares | 1,297 | 2,044 | 1,530 | 3,480 |
| AIM V.I. Core Equity Fund - Series I Shares | 3,081 | 4,023 | 5,020 | 6,612 |
| The Alger Fund II: | | | | |
| Alger Green Fund - Class A | 1,099 | 120 | - | - |
| AllianceBernstein Growth and Income Fund, Inc.: | | | | |
| AllianceBernstein Growth and Income Fund, Inc. - Class A | 47 | 28 | 127 | 18 |
| AllianceBernstein Variable Products Series Fund, Inc.: | | | | |
| AllianceBernstein Growth and Income Portfolio - Class A | 139 | 139 | 183 | 106 |
| Allianz Funds: | | | | |
| Allianz NFJ Dividend Value Fund - Class A | 124 | 3 | - | - |
| Allianz NFJ Large-Cap Value Fund - Institutional Class | 778 | 344 | 1,183 | 373 |
| Allianz NFJ Small-Cap Value Fund - Class A | 169 | 41 | 159 | 114 |
| Amana Mutual Funds Trust: | | | | |
| Amana Growth Fund | 5,191 | 111 | 36 | - |
| Amana Income Fund | 9,758 | 249 | 46 | - |
| American Balanced Fund®, Inc.: | | | | |
| American Balanced Fund® - Class R-3 | 1,252 | 383 | 1,324 | 1,956 |
| American Century Government Income Trust: | | | | |
| American Century Inflation-Adjusted Bond Fund - Investor Class | 9,501 | 523 | - | - |
| American Century Quantitative Equity Funds, Inc.: | | | | |
| American Century Income & Growth Fund - A Class | 693 | 362 | 1,028 | 864 |
| Ariel Investment Trust: | | | | |
| Ariel Appreciation Fund | 143 | 198 | 178 | 60 |
| Ariel Fund | 313 | 148 | 353 | 121 |
| Artisan Funds, Inc.: | | | | |
| Artisan International Fund - Investor Shares | 1,554 | 367 | 985 | 572 |
| BlackRock Mid Cap Value Opportunities Series, Inc.: | | | | |
| BlackRock Mid Cap Value Opportunities Fund - Investor A Shares | 277 | 33 | - | - |
| The Bond Fund of America℠, Inc.: | | | | |
| The Bond Fund of America℠, Inc. - Class R-4 | 4,973 | 1,293 | 2,871 | 771 |
| Calvert Variable Series, Inc.: | | | | |
| Calvert Social Balanced Portfolio | 2,761 | 4,030 | 3,688 | 8,210 |
| Capital World Growth & Income Fund℠, Inc.: | | | | |
| Capital World Growth & Income Fund℠, Inc. - Class R-3 | 14 | - | - | - |
| Columbia Acorn Trust: | | | | |
| Columbia℠ Acorn Fund® - Class Z | 1,394 | 316 | 1,288 | 136 |

| | Year ended December 31 | | | |
| | 2009 | | 2008 | |
| | Purchases | Sales | Purchases | Sales |
|---|---|---|---|---|
| | *(Dollars in thousands)* | | | |
| Columbia Funds Series Trust: | | | | |
| Columbia Mid Cap Value Fund - Class A | $ 938 | $ 199 | $ 1,696 | $ 41 |
| Columbia Mid Cap Value Fund - Class Z | 890 | 414 | 876 | 96 |
| CRM Mutual Fund Trust: | | | | |
| CRM Mid Cap Value Fund - Investor Shares | 66 | - | - | - |
| DWS Institutional Funds: | | | | |
| DWS Equity 500 Index Fund - Class S | 57 | 25 | 61 | 19 |
| Eaton Vance Special Investment Trust: | | | | |
| Eaton Vance Large-Cap Value Fund - Class R | 13 | - | - | - |
| EuroPacific Growth Fund®: | | | | |
| EuroPacific Growth Fund® - Class R-3 | 2,475 | 1,051 | 3,250 | 666 |
| EuroPacific Growth Fund® - Class R-4 | 36,287 | 6,354 | 63,122 | 9,451 |
| Evergreen Equity Trust: | | | | |
| Evergreen Special Values Fund - Class A | 6,770 | 5,072 | 8,381 | 11,051 |
| Fidelity® Variable Insurance Products: | | | | |
| Fidelity® VIP Equity-Income Portfolio - Initial Class | 14,983 | 19,963 | 17,331 | 54,245 |
| Fidelity® VIP Growth Portfolio - Initial Class | 4,888 | 14,995 | 7,959 | 29,689 |
| Fidelity® VIP High Income Portfolio - Initial Class | 3,807 | 1,703 | 1,529 | 1,790 |
| Fidelity® VIP Overseas Portfolio - Initial Class | 3,314 | 4,004 | 12,038 | 11,131 |
| Fidelity® Variable Insurance Products II: | | | | |
| Fidelity® VIP Contrafund® Portfolio - Initial Class | 53,592 | 47,901 | 83,323 | 86,879 |
| Fidelity® VIP Index 500 Portfolio - Initial Class | 9,154 | 5,369 | 8,380 | 11,595 |
| Fidelity® Variable Insurance Products III: | | | | |
| Fidelity® VIP Mid Cap Portfolio - Initial Class | 3,336 | 879 | 4,930 | 711 |
| Fidelity® Variable Insurance Products V: | | | | |
| Fidelity® VIP Asset Manager℠ Portfolio - Initial Class | 1,970 | 1,408 | 6,406 | 2,242 |
| Franklin Mutual Series Fund Inc.: | | | | |
| Mutual Global Discovery Fund - Class R | 1,065 | 314 | 1,015 | 541 |
| Franklin Strategic Series: | | | | |
| Franklin Small-Mid Cap Growth Fund - Class A | 132 | 126 | 167 | 256 |
| Franklin Templeton Variable Insurance Products Trust: | | | | |
| Franklin Small Cap Value Securities Fund - Class 2 | 14,896 | 6,520 | 21,785 | 11,910 |
| Fundamental Investors℠, Inc.: | | | | |
| Fundamental Investors℠, Inc. - Class R-3 | 462 | 22 | 13 | - |
| Fundamental Investors℠, Inc. - Class R-4 | 9,754 | 529 | 9,789 | 179 |
| The Growth Fund of America®, Inc.: | | | | |
| The Growth Fund of America® - Class R-3 | 3,278 | 1,307 | 3,608 | 749 |
| The Growth Fund of America® - Class R-4 | 36,478 | 6,825 | 51,599 | 9,231 |
| The Income Fund of America®, Inc.: | | | | |
| The Income Fund of America® - Class R-3 | 477 | 520 | 787 | 255 |
| ING Balanced Portfolio, Inc.: | | | | |
| ING Balanced Portfolio - Class I | 29,437 | 45,467 | 61,094 | 83,578 |
| ING Equity Trust: | | | | |
| ING Financial Services Fund - Class A | 5 | 84 | 44 | 15 |
| ING Real Estate Fund - Class A | 392 | 468 | 559 | 354 |

| | Year ended December 31 | | | |
| | 2009 | | 2008 | |
| | **Purchases** | **Sales** | **Purchases** | **Sales** |
|---|---|---|---|---|
| | *(Dollars in thousands)* | | | |
| ING Funds Trust: | | | | |
| ING GNMA Income Fund - Class A | $ 2,513 | $ 542 | $ 1,665 | $ 316 |
| ING Intermediate Bond Fund - Class A | 957 | 836 | 1,496 | 473 |
| ING Intermediate Bond Portfolio: | | | | |
| ING Intermediate Bond Portfolio - Class I | 46,741 | 32,627 | 53,907 | 58,206 |
| ING Intermediate Bond Portfolio - Class S | 167 | 48 | 199 | 195 |
| ING Investors Trust: | | | | |
| ING AllianceBernstein Mid Cap Growth Portfolio - Service Class | 357 | 2,908 | 2,079 | 1,463 |
| ING Artio Foreign Portfolio - Service Class | 4,504 | 6,638 | 13,668 | 7,771 |
| ING BlackRock Large Cap Growth Portfolio - Institutional Class | 3,531 | 6,118 | 12,968 | 12,086 |
| ING BlackRock Large Cap Growth Portfolio - Service Class | 84 | 41 | 91 | - |
| ING BlackRock Large Cap Growth Portfolio - Service 2 Class | 109 | 52 | 65 | 54 |
| ING Clarion Global Real Estate Portfolio - Institutional Class | 7,385 | 4,547 | 55,853 | 3,461 |
| ING Clarion Real Estate Portfolio - Institutional Class | 1,904 | 1,444 | 579 | 141 |
| ING Clarion Real Estate Portfolio - Service Class | 6,238 | 2,811 | 14,906 | 3,853 |
| ING Evergreen Health Sciences Portfolio - Service Class | 2,308 | 1,384 | 4,792 | 1,090 |
| ING Evergreen Omega Portfolio - Service Class | 443 | 201 | 51 | 15 |
| ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Service Class | 10,690 | 913 | 14,704 | 929 |
| ING Global Resources Portfolio - Institutional Class | - | 5 | 7 | 1 |
| ING Global Resources Portfolio - Service Class | 16,997 | 11,089 | 62,056 | 21,226 |
| ING Growth and Income Portfolio II - Service Class | 483 | 2,176 | 2,060 | 2,385 |
| ING Index Plus International Equity Portfolio - Institutional Class | 1,896 | 14,635 | 9,708 | 5,196 |
| ING Index Plus International Equity Portfolio - Service Class | 469 | 3,783 | 2,191 | 1,919 |
| ING Janus Contrarian Portfolio - Service Class | 4,511 | 2,053 | 9,329 | 546 |
| ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class | 176 | 91 | 353 | 271 |
| ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | 8,778 | 3,854 | 8,100 | 9,806 |
| ING JPMorgan Emerging Markets Equity Portfolio - Service Class | 6,630 | 3,619 | 10,292 | 13,457 |
| ING JPMorgan Small Cap Core Equity Portfolio - Service Class | 1,258 | 488 | 1,471 | 730 |
| ING JPMorgan Value Opportunities Portfolio - Institutional Class | 169 | 194 | 31 | 45 |
| ING JPMorgan Value Opportunities Portfolio - Service Class | 844 | 2,064 | 851 | 703 |
| ING Lord Abbett Affiliated Portfolio - Institutional Class | 3,665 | 9,271 | 21,601 | 16,868 |
| ING Lord Abbett Affiliated Portfolio - Service Class | 105 | 45 | 418 | 51 |
| ING Marsico Growth Portfolio - Institutional Class | 1,736 | 1,146 | 9,787 | 1,675 |
| ING Marsico Growth Portfolio - Service Class | 98 | 137 | 1,626 | 5,168 |
| ING Marsico International Opportunities Portfolio - Adviser Class | 97 | 11 | 166 | 77 |
| ING Marsico International Opportunities Portfolio - Service Class | 1,571 | 1,608 | 5,157 | 3,756 |
| ING MFS Total Return Portfolio - Adviser Class | 434 | 153 | 346 | 175 |
| ING MFS Total Return Portfolio - Institutional Class | 4,071 | 4,809 | 12,205 | 15,394 |
| ING MFS Total Return Portfolio - Service Class | 3,531 | 3,619 | 6,317 | 6,069 |
| ING MFS Utilities Portfolio - Service Class | 5,449 | 2,782 | 14,547 | 6,817 |
| ING Oppenheimer Main Street Portfolio® - Service Class | 704 | 2,176 | 2,111 | 1,886 |
| ING PIMCO High Yield Portfolio - Institutional Class | 3,106 | 787 | 525 | 479 |
| ING PIMCO High Yield Portfolio - Service Class | 7,653 | 2,034 | 4,100 | 3,544 |
| ING Pioneer Equity Income Portfolio - Institutional Class | 11,788 | 13,441 | 21,573 | 15,558 |
| ING Pioneer Equity Income Portfolio - Service Class | 3 | - | - | - |

| | Year ended December 31 | | | |
| | 2009 | | 2008 | |
| | Purchases | Sales | Purchases | Sales |
| --- | ---: | ---: | ---: | ---: |
| | *(Dollars in thousands)* | | | |
| ING Investors Trust (continued): | | | | |
| ING Pioneer Fund Portfolio - Institutional Class | $ 2,580 | $ 1,932 | $ 3,838 | $ 1,752 |
| ING Pioneer Fund Portfolio - Service Class | 180 | 12 | 68 | 15 |
| ING Pioneer Mid Cap Value Portfolio - Adviser Class | - | 2 | 8 | 5 |
| ING Pioneer Mid Cap Value Portfolio - Institutional Class | 8,237 | 5,869 | 16,615 | 9,295 |
| ING Pioneer Mid Cap Value Portfolio - Service Class | 108 | 31 | 273 | 11 |
| ING Stock Index Portfolio - Institutional Class | 944 | 123 | 746 | 468 |
| ING T. Rowe Price Capital Appreciation Portfolio - Service Class | 53,973 | 8,612 | 76,797 | 6,029 |
| ING T. Rowe Price Equity Income Portfolio - Adviser Class | 319 | 98 | 744 | 356 |
| ING T. Rowe Price Equity Income Portfolio - Service Class | 20,324 | 3,903 | 29,676 | 6,860 |
| ING Templeton Global Growth Portfolio - Institutional Class | 165 | 421 | 238 | 113 |
| ING Templeton Global Growth Portfolio - Service Class | 1,140 | 494 | 1,075 | 385 |
| ING Van Kampen Capital Growth Portfolio - Institutional Class | 3,292 | 3,884 | 739 | 186 |
| ING Van Kampen Capital Growth Portfolio - Service Class | 129 | 313 | 322 | 114 |
| ING Van Kampen Growth and Income Portfolio - Service Class | 3,956 | 2,134 | 7,260 | 3,708 |
| ING Wells Fargo Small Cap Disciplined Portfolio - Service Class | 737 | 527 | 1,118 | 656 |
| ING Money Market Portfolio: | | | | |
| ING Money Market Portfolio - Class I | 46,792 | 184,310 | 198,085 | 164,200 |
| ING Mutual Funds: | | | | |
| ING Global Real Estate Fund - Class A | 25 | - | - | - |
| ING International Capital Appreciation Fund - Class I | 3 | - | - | - |
| ING International Growth Opportunities Fund - Class Q | 3 | 12 | 4 | - |
| ING International SmallCap Multi-Manager Fund - Class A | 283 | 459 | 597 | 269 |
| ING Partners, Inc.: | | | | |
| ING American Century Large Company Value Portfolio - Adviser Class | 24 | 101 | 68 | - |
| ING American Century Large Company Value Portfolio - Service Class | 286 | 3,066 | 3,172 | 1,055 |
| ING American Century Small-Mid Cap Value Portfolio - Adviser Class | 18 | 14 | 96 | 64 |
| ING American Century Small-Mid Cap Value Portfolio - Service Class | 7,999 | 2,561 | 7,460 | 2,970 |
| ING Baron Asset Portfolio - Service Class | 750 | 625 | 1,012 | 620 |
| ING Baron Small Cap Growth Portfolio - Adviser Class | 601 | 60 | 278 | 172 |
| ING Baron Small Cap Growth Portfolio - Service Class | 13,190 | 4,239 | 15,624 | 9,389 |
| ING Columbia Small Cap Value Portfolio - Adviser Class | 18 | - | - | - |
| ING Columbia Small Cap Value Portfolio - Service Class | 505 | 281 | 706 | 129 |
| ING Davis New York Venture Portfolio - Service Class | 2,653 | 1,371 | 3,980 | 1,471 |
| ING Fidelity® VIP Mid Cap Portfolio - Service Class | 3,095 | 1,294 | 7,228 | 366 |
| ING Index Solution 2015 Portfolio - Adviser Class | 221 | 106 | 37 | - |
| ING Index Solution 2025 Portfolio - Adviser Class | 507 | 1 | 80 | - |
| ING Index Solution 2035 Portfolio - Adviser Class | 242 | 2 | 50 | - |
| ING Index Solution 2045 Portfolio - Adviser Class | 118 | - | 6 | - |
| ING Index Solution Income Portfolio - Adviser Class | 79 | 29 | 1 | - |
| ING JPMorgan Mid Cap Value Portfolio - Adviser Class | 40 | 43 | 222 | 206 |
| ING JPMorgan Mid Cap Value Portfolio - Service Class | 3,261 | 2,730 | 5,508 | 5,303 |

|  | Year ended December 31 | | | |
|  | 2009 | | 2008 | |
|  | Purchases | Sales | Purchases | Sales |
|  | *(Dollars in thousands)* | | | |
| ING Partners, Inc. (continued): | | | | |
| ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class | $ 71 | $ 51 | $ 24 | $ 23 |
| ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class | 2,295 | 9,351 | 1,877 | 20,540 |
| ING Legg Mason Partners Aggressive Growth Portfolio - Service Class | 33 | 40 | 105 | 6 |
| ING Neuberger Berman Partners Portfolio - Service Class | 1,355 | 3,505 | 2,501 | 802 |
| ING Oppenheimer Global Portfolio - Adviser Class | 191 | 145 | 219 | 135 |
| ING Oppenheimer Global Portfolio - Initial Class | 28,987 | 41,623 | 71,401 | 115,339 |
| ING Oppenheimer Global Portfolio - Service Class | 118 | 13 | 168 | 137 |
| ING Oppenheimer Strategic Income Portfolio - Adviser Class | 148 | 200 | 323 | 260 |
| ING Oppenheimer Strategic Income Portfolio - Initial Class | 18,280 | 12,530 | 27,530 | 15,665 |
| ING Oppenheimer Strategic Income Portfolio - Service Class | 393 | 92 | 317 | 3,908 |
| ING PIMCO Total Return Portfolio - Adviser Class | 592 | 291 | 878 | 491 |
| ING PIMCO Total Return Portfolio - Service Class | 78,253 | 14,633 | 49,759 | 20,018 |
| ING Pioneer High Yield Portfolio - Initial Class | 8,590 | 2,273 | 2,788 | 1,810 |
| ING Pioneer High Yield Portfolio - Service Class | 50 | 5 | 36 | 8 |
| ING Solution 2015 Portfolio - Adviser Class | 3,484 | 1,582 | 6,088 | 1,242 |
| ING Solution 2015 Portfolio - Service Class | 12,831 | 2,590 | 13,824 | 5,036 |
| ING Solution 2025 Portfolio - Adviser Class | 4,269 | 1,407 | 7,199 | 1,100 |
| ING Solution 2025 Portfolio - Service Class | 18,954 | 2,684 | 21,652 | 4,941 |
| ING Solution 2035 Portfolio - Adviser Class | 4,059 | 919 | 6,053 | 570 |
| ING Solution 2035 Portfolio - Service Class | 16,109 | 942 | 17,035 | 2,269 |
| ING Solution 2045 Portfolio - Adviser Class | 3,224 | 651 | 3,343 | 645 |
| ING Solution 2045 Portfolio - Service Class | 12,290 | 612 | 11,939 | 1,802 |
| ING Solution Growth and Income Portfolio - Service Class | 1,104 | 383 | 908 | 250 |
| ING Solution Growth Portfolio - Service Class | 589 | 122 | 443 | 210 |
| ING Solution Income Portfolio - Adviser Class | 1,281 | 1,588 | 3,604 | 986 |
| ING Solution Income Portfolio - Service Class | 3,049 | 1,445 | 4,348 | 3,037 |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class | 58 | 57 | 193 | 104 |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | 9,357 | 16,669 | 57,324 | 37,143 |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | 135 | 173 | 152 | 113 |
| ING T. Rowe Price Growth Equity Portfolio - Adviser Class | 116 | 103 | 705 | 490 |
| ING T. Rowe Price Growth Equity Portfolio - Initial Class | 10,974 | 11,145 | 23,639 | 29,782 |
| ING T. Rowe Price Growth Equity Portfolio - Service Class | 270 | 150 | 688 | 129 |
| ING Templeton Foreign Equity Portfolio - Adviser Class | 33 | 14 | 273 | 38 |
| ING Templeton Foreign Equity Portfolio - Initial Class | 5,039 | 9,310 | 140,891 | 13,745 |
| ING Templeton Foreign Equity Portfolio - Service Class | 25 | 23 | 2,081 | 7,239 |
| ING Thornburg Value Portfolio - Adviser Class | 36 | 29 | 67 | 81 |
| ING Thornburg Value Portfolio - Initial Class | 8,914 | 6,743 | 3,720 | 12,256 |
| ING UBS U.S. Large Cap Equity Portfolio - Adviser Class | 28 | 10 | 54 | - |
| ING UBS U.S. Large Cap Equity Portfolio - Initial Class | 3,241 | 8,840 | 4,316 | 18,834 |
| ING UBS U.S. Large Cap Equity Portfolio - Service Class | 3 | - | 3 | - |

| | Year ended December 31 | | | |
| | 2009 | | 2008 | |
| | Purchases | Sales | Purchases | Sales |
| --- | ---: | ---: | ---: | ---: |
| | *(Dollars in thousands)* | | | |
| ING Partners, Inc. (continued): | | | | |
| ING Van Kampen Comstock Portfolio - Adviser Class | $ 49 | $ 22 | $ 217 | $ 230 |
| ING Van Kampen Comstock Portfolio - Service Class | 4,594 | 6,774 | 9,513 | 17,225 |
| ING Van Kampen Equity and Income Portfolio - Adviser Class | 121 | 15 | 352 | 92 |
| ING Van Kampen Equity and Income Portfolio - Initial Class | 9,358 | 26,427 | 36,380 | 45,544 |
| ING Van Kampen Equity and Income Portfolio - Service Class | 46 | 74 | 85 | 50 |
| ING Series Fund, Inc.: | | | | |
| ING Growth and Income Fund - Class A | 128 | 27 | - | - |
| ING Strategic Allocation Portfolios, Inc.: | | | | |
| ING Strategic Allocation Conservative Portfolio - Class I | 6,113 | 4,828 | 8,346 | 7,613 |
| ING Strategic Allocation Growth Portfolio - Class I | 12,607 | 5,232 | 16,895 | 12,408 |
| ING Strategic Allocation Moderate Portfolio - Class I | 11,759 | 6,010 | 15,058 | 11,023 |
| ING Variable Funds: | | | | |
| ING Growth and Income Portfolio - Class A | 58 | 97 | 747 | 340 |
| ING Growth and Income Portfolio - Class I | 18,945 | 104,037 | 24,117 | 227,614 |
| ING Growth and Income Portfolio - Class S | 522 | 83 | 412 | 35 |
| ING Variable Insurance Trust: | | | | |
| ING GET U.S. Core Portfolio - Series 3 | 384 | 17,614 | 1,514 | 4,867 |
| ING GET U.S. Core Portfolio - Series 5 | 16 | 68 | 100 | 133 |
| ING GET U.S. Core Portfolio - Series 6 | 44 | 287 | 447 | 512 |
| ING GET U.S. Core Portfolio - Series 7 | 40 | 331 | 478 | 358 |
| ING GET U.S. Core Portfolio - Series 8 | 13 | 429 | 176 | 134 |
| ING GET U.S. Core Portfolio - Series 9 | 3 | 3 | 36 | 14 |
| ING GET U.S. Core Portfolio - Series 10 | 2 | 1 | 15 | 3 |
| ING GET U.S. Core Portfolio - Series 11 | 1 | 1 | 7 | 15 |
| ING Variable Portfolios, Inc.: | | | | |
| ING BlackRock Science and Technology Opportunities Portfolio - Class I | 8,536 | 3,390 | 6,451 | 9,988 |
| ING Index Plus LargeCap Portfolio - Class I | 15,574 | 25,583 | 38,938 | 66,777 |
| ING Index Plus LargeCap Portfolio - Class S | 11 | 21 | 312 | 136 |
| ING Index Plus MidCap Portfolio - Class I | 15,518 | 16,645 | 54,014 | 46,260 |
| ING Index Plus MidCap Portfolio - Class S | 153 | 35 | 241 | 127 |
| ING Index Plus SmallCap Portfolio - Class I | 8,025 | 9,573 | 15,010 | 25,686 |
| ING Index Plus SmallCap Portfolio - Class S | 56 | 17 | 31 | 41 |
| ING International Index Portfolio - Class I | 18,581 | 1,131 | 436 | 158 |
| ING International Index Portfolio - Class S | 17 | - | - | - |
| ING Opportunistic Large Cap Growth Portfolio - Class I | 1,178 | 36,540 | 2,644 | 8,345 |
| ING Opportunistic Large Cap Portfolio - Class I | 37,556 | 7,752 | 13,379 | 13,020 |
| ING Russell™ Large Cap Growth Index Portfolio - Class I | 3,553 | 1,230 | - | - |
| ING Russell™ Large Cap Growth Index Portfolio - Class S | 328 | 27 | - | - |
| ING Russell™ Large Cap Index Portfolio - Class I | 7,144 | 1,861 | 2,937 | 158 |
| ING Russell™ Large Cap Value Index Portfolio - Class I | 90 | 21 | - | - |
| ING Russell™ Large Cap Value Index Portfolio - Class S | 2,161 | 498 | - | - |
| ING Russell™ Mid Cap Growth Index Portfolio - Class S | 2,829 | 128 | - | - |
| ING Russell™ Mid Cap Index Portfolio - Class I | 1,804 | 417 | 1,810 | 396 |
| ING Russell™ Small Cap Index Portfolio - Class I | 1,295 | 344 | 1,010 | 181 |
| ING Small Company Portfolio - Class I | 6,351 | 7,667 | 26,182 | 18,555 |

| | Year ended December 31 | | | |
| --- | --- | --- | --- | --- |
| | **2009** | | **2008** | |
| | **Purchases** | **Sales** | **Purchases** | **Sales** |
| | *(Dollars in thousands)* | | | |
| ING Variable Portfolios, Inc. (continued): | | | | |
| ING Small Company Portfolio - Class S | $ 17 | $ 24 | $ 127 | $ 53 |
| ING U.S. Bond Index Portfolio - Class I | 3,370 | 1,062 | 2,310 | 783 |
| ING Variable Products Trust: | | | | |
| ING International Value Portfolio - Class I | 11,002 | 10,812 | 37,177 | 19,325 |
| ING International Value Portfolio - Class S | 54 | 71 | 331 | 258 |
| ING MidCap Opportunities Portfolio - Class I | 1,887 | 1,245 | 5,673 | 1,822 |
| ING MidCap Opportunities Portfolio - Class S | 130 | 17 | 198 | 94 |
| ING SmallCap Opportunities Portfolio - Class I | 2,131 | 1,389 | 4,958 | 2,360 |
| ING SmallCap Opportunities Portfolio - Class S | 11 | 13 | 117 | 55 |
| Janus Aspen Series: | | | | |
| Janus Aspen Series Balanced Portfolio - Institutional Shares | 40 | 55 | 67 | 123 |
| Janus Aspen Series Enterprise Portfolio - Institutional Shares | 21 | 39 | 118 | 152 |
| Janus Aspen Series Flexible Bond Portfolio - Institutional Shares | 12 | 55 | 17 | 19 |
| Janus Aspen Series Janus Portfolio - Institutional Shares | 5 | 23 | 61 | 81 |
| Janus Aspen Series Worldwide Portfolio - Institutional Shares | 14 | 47 | 194 | 227 |
| The Lazard Funds, Inc.: | | | | |
| Lazard U.S. Mid Cap Equity Portfolio - Open Shares | 663 | 103 | 351 | 79 |
| LKCM Funds: | | | | |
| LKCM Aquinas Growth Fund | 68 | 68 | 75 | 9 |
| Loomis Sayles Funds I: | | | | |
| Loomis Sayles Small Cap Value Fund - Retail Class | 1,362 | 193 | 878 | 20 |
| Lord Abbett Mid Cap Value Fund, Inc.: | | | | |
| Lord Abbett Mid-Cap Value Fund, Inc. - Class A | 185 | 83 | 292 | 249 |
| Lord Abbett Research Fund, Inc.: | | | | |
| Lord Abbett Small-Cap Value Fund - Class A | 147 | 202 | 300 | 352 |
| Lord Abbett Series Fund, Inc.: | | | | |
| Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC | 4,309 | 9,443 | 9,774 | 21,917 |
| Massachusetts Investors Growth Stock Fund: | | | | |
| Massachusetts Investors Growth Stock Fund - Class A | 73 | 264 | 163 | 293 |
| Morgan Stanley Institutional Fund Trust: | | | | |
| Morgan Stanley U.S. Small Cap Value Portfolio - Class I | 1,127 | 574 | 1,439 | 340 |
| Neuberger Berman Equity Funds®: | | | | |
| Neuberger Berman Socially Responsive Fund® - Trust Class | 1,198 | 433 | 1,656 | 372 |
| New Perspective Fund®, Inc.: | | | | |
| New Perspective Fund®, Inc. - Class R-3 | 650 | 390 | 1,158 | 687 |
| New Perspective Fund®, Inc. - Class R-4 | 8,848 | 3,325 | 25,476 | 3,823 |
| Oppenheimer Capital Appreciation Fund: | | | | |
| Oppenheimer Capital Appreciation Fund - Class A | 138 | 135 | 169 | 113 |
| Oppenheimer Developing Markets Fund: | | | | |
| Oppenheimer Developing Markets Fund - Class A | 38,842 | 9,605 | 59,067 | 27,303 |
| Oppenheimer Variable Account Funds: | | | | |
| Oppenheimer Global Securities/VA | 31 | 77 | 107 | 209 |
| Oppenheimer Main Street Fund®/VA | 1 | 8 | 8 | 10 |
| Oppenheimer Main Street Small Cap Fund®/VA | 2,117 | 748 | 1,591 | 813 |
| Oppenheimer MidCap Fund/VA | - | 3 | - | 3 |
| Oppenheimer Strategic Bond Fund/VA | 3 | 22 | 11 | 6 |

| | Year ended December 31 | | | |
| | 2009 | | 2008 | |
| | Purchases | Sales | Purchases | Sales |
|---|---|---|---|---|
| | *(Dollars in thousands)* | | | |
| Pax World Funds Series Trust I: | | | | |
| Pax World Balanced Fund | $ 5,679 | $ 4,710 | $ 12,104 | $ 5,484 |
| PIMCO Variable Insurance Trust: | | | | |
| PIMCO Real Return Portfolio - Administrative Class | 44,680 | 6,642 | 53,532 | 10,821 |
| Pioneer High Yield Fund: | | | | |
| Pioneer High Yield Fund - Class A | 1,194 | 535 | 1,074 | 238 |
| Pioneer Variable Contracts Trust: | | | | |
| Pioneer Emerging Markets VCT Portfolio - Class I | 9,342 | 3,791 | 14,277 | 10,479 |
| Pioneer Equity Income VCT Portfolio - Class I | 44 | 44 | 320 | 1,310 |
| Pioneer High Yield VCT Portfolio - Class I | 4,453 | 2,287 | 4,106 | 3,519 |
| Pioneer Mid Cap Value VCT Portfolio - Class I | 51 | 51 | 166 | 582 |
| Premier VIT: | | | | |
| Premier VIT OpCap Mid Cap Portfolio - Class I | 3,780 | 610 | 3,765 | 413 |
| RiverSource® Investment Series, Inc.: | | | | |
| RiverSource® Diversified Equity Income Fund - Class R-3 | 222 | 7 | - | - |
| RiverSource® Diversified Equity Income Fund - Class R-4 | 1,720 | 519 | 1,830 | 97 |
| SmallCap World Fund, Inc.: | | | | |
| SMALLCAP World Fund® - Class R-4 | 2,111 | 386 | 765 | 104 |
| T. Rowe Price Mid-Cap Value Fund, Inc.: | | | | |
| T. Rowe Price Mid-Cap Value Fund - R Class | 168 | 176 | 177 | 84 |
| T. Rowe Price Value Fund, Inc.: | | | | |
| T. Rowe Price Value Fund - Advisor Class | 42 | 1 | 14 | 3 |
| Templeton Funds, Inc.: | | | | |
| Templeton Foreign Fund - Class A | 286 | 151 | 420 | 331 |
| Templeton Income Trust: | | | | |
| Templeton Global Bond Fund - Class A | 34,297 | 5,757 | 50,189 | 8,888 |
| Van Kampen Equity Trust: | | | | |
| Van Kampen Small Cap Value Fund - Class A | 70 | 2 | - | - |
| Vanguard® Variable Insurance Fund: | | | | |
| Diversified Value Portfolio | 11 | 17 | 25 | 7 |
| Equity Income Portfolio | 55 | 19 | 94 | 108 |
| Small Company Growth Portfolio | 9 | 6 | 26 | 1 |
| Wanger Advisors Trust: | | | | |
| Wanger International | 6,318 | 2,204 | 7,705 | 3,515 |
| Wanger Select | 11,134 | 2,853 | 11,319 | 7,280 |
| Wanger USA | 3,806 | 1,230 | 6,380 | 1,897 |
| Washington Mutual Investors Fund℠, Inc.: | | | | |
| Washington Mutual Investors Fund℠, Inc. - Class R-3 | 661 | 989 | 1,406 | 682 |
| Washington Mutual Investors Fund℠, Inc. - Class R-4 | 9,128 | 5,061 | 12,794 | 9,546 |
| Wells Fargo Funds Trust: | | | | |
| Wells Fargo Advantage Small Cap Value Fund - Class A | 18 | 3 | 38 | 7 |

## 8. Changes in Units

The changes in units outstanding were as follows:

| | Year Ended December 31, | | | | | |
| | 2009 | | | 2008 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| AIM Growth Series: | | | | | | |
| AIM Mid Cap Core Equity Fund - Class A | 189,583 | 32,854 | 156,729 | 12,951 | 9,343 | 3,608 |
| AIM Small Cap Growth Fund - Class A | 356 | 1 | 355 | 1,137 | 1,179 | (42) |
| AIM Investment Funds: | | | | | | |
| AIM Global Health Care Fund - Investor Class | 1,737 | 1,400 | 337 | 3,002 | 2,200 | 802 |
| AIM Variable Insurance Funds: | | | | | | |
| AIM V.I. Capital Appreciation Fund - Series I Shares | 601,116 | 691,603 | (90,487) | 760,617 | 941,265 | (180,648) |
| AIM V.I. Core Equity Fund - Series I Shares | 898,241 | 1,058,442 | (160,201) | 1,270,407 | 1,486,860 | (216,453) |
| The Alger Fund II: | | | | | | |
| Alger Green Fund - Class A | 128,151 | 37,583 | 90,568 | - | - | - |
| AllianceBernstein Growth and Income Fund, Inc.: | | | | | | |
| AllianceBernstein Growth and Income Fund, Inc. - Class A | 23,403 | 21,093 | 2,310 | 24,695 | 15,092 | 9,603 |
| AllianceBernstein Variable Products Series Fund, Inc.: | | | | | | |
| AllianceBernstein Growth and Income Portfolio - Class A | 18,493 | 19,345 | (852) | 9,648 | 10,558 | (910) |
| Allianz Funds: | | | | | | |
| Allianz NFJ Dividend Value Fund - Class A | 21,562 | 10,573 | 10,989 | - | - | - |
| Allianz NFJ Large-Cap Value Fund - Institutional Class | 125,348 | 54,442 | 70,906 | 148,552 | 54,015 | 94,537 |
| Allianz NFJ Small-Cap Value Fund - Class A | 22,926 | 12,334 | 10,592 | 10,657 | 10,196 | 461 |
| Amana Mutual Funds Trust: | | | | | | |
| Amana Growth Fund | 598,954 | 58,076 | 540,878 | 4,930 | 1 | 4,929 |
| Amana Income Fund | 1,053,817 | 83,411 | 970,406 | 5,711 | (2) | 5,713 |
| American Balanced Fund®, Inc.: | | | | | | |
| American Balanced Fund® - Class R-3 | 259,494 | 174,659 | 84,835 | 200,602 | 267,883 | (67,281) |
| American Century Government Income Trust: | | | | | | |
| American Century Inflation-Adjusted Bond Fund - Investor Class | 970,926 | 124,494 | 846,432 | - | - | - |
| American Century Quantitative Equity Funds, Inc.: | | | | | | |
| American Century Income & Growth Fund - A Class | 176,895 | 138,224 | 38,671 | 216,423 | 203,459 | 12,964 |

| | **Year Ended December 31,** | | | | | |
| | **2009** | | | **2008** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
|---|---|---|---|---|---|---|
| Ariel Investment Trust: | | | | | | |
| Ariel Appreciation Fund | 29,135 | 30,605 | (1,470) | 45,372 | 37,472 | 7,900 |
| Ariel Fund | 84,795 | 61,462 | 23,333 | 65,680 | 32,658 | 33,022 |
| Artisan Funds, Inc.: | | | | | | |
| Artisan International Fund - Investor Shares | 262,712 | 87,125 | 175,587 | 278,603 | 221,622 | 56,981 |
| BlackRock Mid Cap Value Opportunities Series, Inc.: | | | | | | |
| BlackRock Mid Cap Value Opportunities Fund - Investor A Shares | 24,067 | 3,401 | 20,666 | - | - | - |
| The Bond Fund of America℠, Inc.: | | | | | | |
| The Bond Fund of America℠, Inc. - Class R-4 | 657,902 | 275,615 | 382,287 | 339,680 | 118,152 | 221,528 |
| Calvert Variable Series, Inc.: | | | | | | |
| Calvert Social Balanced Portfolio | 339,058 | 436,345 | (97,287) | 511,652 | 762,918 | (251,266) |
| Capital World Growth & Income Fund℠, Inc.: | | | | | | |
| Capital World Growth & Income Fund℠, Inc. - Class R-3 | 1,129 | 1 | 1,128 | - | - | - |
| Columbia Acorn Trust: | | | | | | |
| Columbia℠ Acorn Fund® - Class Z | 190,973 | 42,502 | 148,471 | 147,291 | 20,951 | 126,340 |
| Columbia Funds Series Trust: | | | | | | |
| Columbia Mid Cap Value Fund - Class A | 191,968 | 79,695 | 112,273 | 269,870 | 11,555 | 258,315 |
| Columbia Mid Cap Value Fund - Class Z | 128,854 | 58,761 | 70,093 | 101,124 | 9,742 | 91,382 |
| CRM Mutual Fund Trust: | | | | | | |
| CRM Mid Cap Value Fund - Investor Shares | 10,962 | 5,206 | 5,756 | - | - | - |
| DWS Institutional Funds: | | | | | | |
| DWS Equity 500 Index Fund - Class S | 5,473 | 2,374 | 3,099 | 4,775 | 2,013 | 2,762 |
| Eaton Vance Special Investment Trust: | | | | | | |
| Eaton Vance Large-Cap Value Fund - Class R | 1,101 | - | 1,101 | - | - | - |
| EuroPacific Growth Fund®: | | | | | | |
| EuroPacific Growth Fund® - Class R-3 | 396,218 | 297,913 | 98,305 | 370,363 | 233,872 | 136,491 |
| EuroPacific Growth Fund® - Class R-4 | 4,883,302 | 2,824,983 | 2,058,319 | 7,070,003 | 4,356,252 | 2,713,751 |
| Evergreen Equity Trust: | | | | | | |
| Evergreen Special Values Fund - Class A | 1,105,049 | 958,702 | 146,347 | 1,324,898 | 1,444,352 | (119,454) |

| | Year Ended December 31, | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | 2009 | | | 2008 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
| Fidelity® Variable Insurance Products: | | | | | | |
| Fidelity® VIP Equity-Income Portfolio - Initial Class | 3,214,042 | 3,734,349 | (520,307) | 4,189,021 | 5,987,003 | (1,797,982) |
| Fidelity® VIP Growth Portfolio - Initial Class | 2,914,425 | 3,518,809 | (604,384) | 3,977,068 | 4,725,593 | (748,525) |
| Fidelity® VIP High Income Portfolio - Initial Class | 456,314 | 285,403 | 170,911 | 223,272 | 301,391 | (78,119) |
| Fidelity® VIP Overseas Portfolio - Initial Class | 674,438 | 747,193 | (72,755) | 1,109,004 | 1,385,792 | (276,788) |
| Fidelity® Variable Insurance Products II: | | | | | | |
| Fidelity® VIP Contrafund® Portfolio - Initial Class | 12,437,181 | 12,096,628 | 340,553 | 12,028,758 | 12,280,285 | (251,527) |
| Fidelity® VIP Index 500 Portfolio - Initial Class | 679,668 | 633,917 | 45,751 | 671,547 | 885,397 | (213,850) |
| Fidelity® Variable Insurance Products III: | | | | | | |
| Fidelity® VIP Mid Cap Portfolio - Initial Class | 371,130 | 143,058 | 228,072 | 350,921 | 121,379 | 229,542 |
| Fidelity® Variable Insurance Products V: | | | | | | |
| Fidelity® VIP Asset Manager℠ Portfolio - Initial Class | 129,145 | 118,865 | 10,280 | 280,484 | 201,562 | 78,922 |
| Franklin Mutual Series Fund Inc.: | | | | | | |
| Mutual Global Discovery Fund - Class R | 149,512 | 93,222 | 56,290 | 111,234 | 88,706 | 22,528 |
| Franklin Strategic Series: | | | | | | |
| Franklin Small-Mid Cap Growth Fund - Class A | 31,797 | 31,630 | 167 | 53,946 | 59,363 | (5,417) |
| Franklin Templeton Variable Insurance Products Trust: | | | | | | |
| Franklin Small Cap Value Securities Fund - Class 2 | 1,849,172 | 1,493,670 | 355,502 | 2,386,371 | 2,172,012 | 214,359 |
| Fundamental Investors℠, Inc.: | | | | | | |
| Fundamental Investors℠, Inc. - Class R-3 | 74,129 | 13,763 | 60,366 | 2,188 | - | 2,188 |
| Fundamental Investors℠, Inc. - Class R-4 | 1,786,581 | 440,942 | 1,345,639 | 1,469,391 | 114,820 | 1,354,571 |
| The Growth Fund of America®, Inc.: | | | | | | |
| The Growth Fund of America® - Class R-3 | 753,521 | 536,030 | 217,491 | 617,227 | 383,947 | 233,280 |
| The Growth Fund of America® - Class R-4 | 7,328,391 | 4,305,334 | 3,023,057 | 8,883,524 | 5,402,023 | 3,481,501 |
| The Income Fund of America®, Inc.: | | | | | | |
| The Income Fund of America® - Class R-3 | 121,787 | 131,043 | (9,256) | 141,162 | 103,420 | 37,742 |
| ING Balanced Portfolio, Inc.: | | | | | | |
| ING Balanced Portfolio - Class I | 2,763,347 | 4,160,361 | (1,397,014) | 2,918,839 | 6,598,521 | (3,679,682) |

| | **Year Ended December 31,** | | | | | |
| | **2009** | | | **2008** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
|---|---|---|---|---|---|---|
| ING Equity Trust: | | | | | | |
| ING Financial Services Fund - Class A | 922 | 15,889 | (14,967) | 11,805 | 8,585 | 3,220 |
| ING Real Estate Fund - Class A | 66,555 | 76,982 | (10,427) | 68,114 | 56,725 | 11,389 |
| ING Funds Trust: | | | | | | |
| ING GNMA Income Fund - Class A | 258,970 | 109,364 | 149,606 | 172,356 | 59,936 | 112,420 |
| ING Intermediate Bond Fund - Class A | 161,257 | 169,917 | (8,660) | 224,313 | 151,391 | 72,922 |
| ING Intermediate Bond Portfolio: | | | | | | |
| ING Intermediate Bond Portfolio - Class I | 6,530,718 | 6,637,935 | (107,217) | 5,513,773 | 6,888,917 | (1,375,144) |
| ING Intermediate Bond Portfolio - Class S | 13,869 | 3,156 | 10,713 | 11,030 | 12,550 | (1,520) |
| ING Investors Trust: | | | | | | |
| ING AllianceBernstein Mid Cap Growth Portfolio - Service Class | 106,675 | 383,984 | (277,309) | 224,325 | 229,040 | (4,715) |
| ING Artio Foreign Portfolio - Service Class | 900,246 | 1,131,472 | (231,226) | 1,378,474 | 1,379,620 | (1,146) |
| ING BlackRock Large Cap Growth Portfolio - Institutional Class | 1,855,248 | 2,199,746 | (344,498) | 2,087,443 | 3,158,777 | (1,071,334) |
| ING BlackRock Large Cap Growth Portfolio - Service Class | 20,155 | 15,263 | 4,892 | 10,015 | 1,831 | 8,184 |
| ING BlackRock Large Cap Growth Portfolio - Service 2 Class | 15,875 | 6,805 | 9,070 | 5,376 | 7,011 | (1,635) |
| ING Clarion Global Real Estate Portfolio - Institutional Class | 1,952,084 | 1,638,079 | 314,005 | 6,215,671 | 854,577 | 5,361,094 |
| ING Clarion Real Estate Portfolio - Institutional Class | 245,040 | 204,183 | 40,857 | 45,440 | 21,480 | 23,960 |
| ING Clarion Real Estate Portfolio - Service Class | 1,710,024 | 1,309,265 | 400,759 | 1,923,211 | 1,175,859 | 747,352 |
| ING Evergreen Health Sciences Portfolio - Service Class | 484,926 | 387,974 | 96,952 | 666,860 | 377,032 | 289,828 |
| ING Evergreen Omega Portfolio - Service Class | 44,312 | 19,375 | 24,937 | 5,436 | 1,664 | 3,772 |
| ING FMR$^{SM}$ Diversified Mid Cap Portfolio - Service Class | 1,569,633 | 603,000 | 966,633 | 1,618,664 | 541,459 | 1,077,205 |
| ING Global Resources Portfolio - Institutional Class | - | 624 | (624) | - | 112 | (112) |
| ING Global Resources Portfolio - Service Class | 4,154,286 | 3,449,907 | 704,379 | 6,214,891 | 4,986,705 | 1,228,186 |
| ING Growth and Income Portfolio II - Service Class | 126,934 | 418,375 | (291,441) | 270,131 | 368,522 | (98,391) |
| ING Index Plus International Equity Portfolio - Institutional Class | 361,727 | 2,314,168 | (1,952,441) | 752,324 | 940,171 | (187,847) |
| ING Index Plus International Equity Portfolio - Service Class | 85,250 | 538,755 | (453,505) | 158,852 | 317,248 | (158,396) |
| ING Janus Contrarian Portfolio - Service Class | 1,054,299 | 647,786 | 406,513 | 1,062,516 | 180,583 | 881,933 |
| ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class | 15,326 | 7,566 | 7,760 | 19,443 | 20,120 | (677) |
| ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | 896,062 | 581,232 | 314,830 | 718,580 | 988,140 | (269,560) |
| ING JPMorgan Emerging Markets Equity Portfolio - Service Class | 844,046 | 660,999 | 183,047 | 991,706 | 1,276,669 | (284,963) |

| | Year Ended December 31, | | | | | |
| | 2009 | | | 2008 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| ING Investors Trust (continued): | | | | | | |
| ING JPMorgan Small Cap Core Equity Portfolio - Service Class | 190,256 | 106,877 | 83,379 | 158,631 | 111,732 | 46,899 |
| ING JPMorgan Value Opportunities Portfolio - Institutional Class | 27,839 | 32,001 | (4,162) | 2,533 | 4,854 | (2,321) |
| ING JPMorgan Value Opportunities Portfolio - Service Class | 151,794 | 322,134 | (170,340) | 129,333 | 125,480 | 3,853 |
| ING Lord Abbett Affiliated Portfolio - Institutional Class | 2,092,725 | 2,889,702 | (796,977) | 3,326,566 | 4,734,056 | (1,407,490) |
| ING Lord Abbett Affiliated Portfolio - Service Class | 65,186 | 57,017 | 8,169 | 31,055 | 5,349 | 25,706 |
| ING Marsico Growth Portfolio - Institutional Class | 414,301 | 330,347 | 83,954 | 1,046,857 | 249,585 | 797,272 |
| ING Marsico Growth Portfolio - Service Class | 19,214 | 24,619 | (5,405) | 130,652 | 417,523 | (286,871) |
| ING Marsico International Opportunities Portfolio - Adviser Class | 13,006 | 1,883 | 11,123 | 16,659 | 10,866 | 5,793 |
| ING Marsico International Opportunities Portfolio - Service Class | 330,672 | 345,390 | (14,718) | 512,497 | 495,535 | 16,962 |
| ING MFS Total Return Portfolio - Adviser Class | 45,398 | 15,605 | 29,793 | 25,026 | 18,372 | 6,654 |
| ING MFS Total Return Portfolio - Institutional Class | 811,812 | 1,020,503 | (208,691) | 882,143 | 2,148,919 | (1,266,776) |
| ING MFS Total Return Portfolio - Service Class | 540,532 | 568,631 | (28,099) | 561,070 | 858,965 | (297,895) |
| ING MFS Utilities Portfolio - Service Class | 789,309 | 689,729 | 99,580 | 1,283,623 | 1,137,644 | 145,979 |
| ING Oppenheimer Main Street Portfolio® - Service Class | 147,852 | 323,939 | (176,087) | 243,625 | 226,131 | 17,494 |
| ING PIMCO High Yield Portfolio - Institutional Class | 303,751 | 98,866 | 204,885 | 54,117 | 54,831 | (714) |
| ING PIMCO High Yield Portfolio - Service Class | 964,144 | 500,365 | 463,779 | 629,697 | 621,427 | 8,270 |
| ING Pioneer Equity Income Portfolio - Institutional Class | 5,046,580 | 4,976,718 | 69,862 | 7,008,917 | 6,546,358 | 462,559 |
| ING Pioneer Equity Income Portfolio - Service Class | 387 | - | 387 | - | - | - |
| ING Pioneer Fund Portfolio - Institutional Class | 563,240 | 487,456 | 75,784 | 621,653 | 497,276 | 124,377 |
| ING Pioneer Fund Portfolio - Service Class | 26,114 | 1,902 | 24,212 | 6,830 | 1,746 | 5,084 |
| ING Pioneer Mid Cap Value Portfolio - Adviser Class | - | 245 | (245) | 783 | 538 | 245 |
| ING Pioneer Mid Cap Value Portfolio - Institutional Class | 2,394,060 | 2,120,091 | 273,969 | 3,061,080 | 2,929,679 | 131,401 |
| ING Pioneer Mid Cap Value Portfolio - Service Class | 36,819 | 27,096 | 9,723 | 32,563 | 6,477 | 26,086 |
| ING Stock Index Portfolio - Institutional Class | 104,552 | 17,734 | 86,818 | 120,017 | 107,094 | 12,923 |
| ING T. Rowe Price Capital Appreciation Portfolio - Service Class | 8,208,080 | 4,276,913 | 3,931,167 | 8,908,597 | 4,875,658 | 4,032,939 |
| ING T. Rowe Price Equity Income Portfolio - Adviser Class | 35,979 | 10,624 | 25,355 | 56,069 | 32,855 | 23,214 |
| ING T. Rowe Price Equity Income Portfolio - Service Class | 6,784,621 | 5,475,029 | 1,309,592 | 2,197,549 | 1,355,572 | 841,977 |
| ING Templeton Global Growth Portfolio - Institutional Class | 56,373 | 77,878 | (21,505) | 23,828 | 17,294 | 6,534 |
| ING Templeton Global Growth Portfolio - Service Class | 214,981 | 127,770 | 87,211 | 182,066 | 119,496 | 62,570 |
| ING Van Kampen Capital Growth Portfolio - Institutional Class | 610,530 | 676,612 | (66,082) | 96,631 | 30,549 | 66,082 |

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | **2009** | | | **2008** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
| ING Investors Trust (continued): | | | | | | |
| ING Van Kampen Capital Growth Portfolio - Service Class | 16,373 | 37,371 | (20,998) | 31,601 | 16,949 | 14,652 |
| ING Van Kampen Growth and Income Portfolio - Service Class | 731,010 | 528,467 | 202,543 | 877,614 | 703,133 | 174,481 |
| ING Wells Fargo Small Cap Disciplined Portfolio - Service Class | 131,874 | 98,779 | 33,095 | 147,427 | 107,822 | 39,605 |
| ING Money Market Portfolio: | | | | | | |
| ING Money Market Portfolio - Class I | 14,418,890 | 21,768,298 | (7,349,408) | 25,711,004 | 20,488,837 | 5,222,167 |
| ING Mutual Funds: | | | | | | |
| ING Global Real Estate Fund - Class A | 1,746 | - | 1,746 | - | - | - |
| ING International Capital Appreciation Fund - Class I | 231 | 14 | 217 | - | - | - |
| ING International Growth Opportunities Fund - Class Q | 445 | 1,340 | (895) | 251 | - | 251 |
| ING International SmallCap Multi-Manager Fund - Class A | 48,400 | 62,633 | (14,233) | 56,840 | 36,689 | 20,151 |
| ING Partners, Inc.: | | | | | | |
| ING American Century Large Company Value Portfolio - Adviser Class | 3,269 | 13,915 | (10,646) | 3,330 | - | 3,330 |
| ING American Century Large Company Value Portfolio - Service Class | 53,671 | 351,557 | (297,886) | 152,255 | 141,442 | 10,813 |
| ING American Century Small-Mid Cap Value Portfolio - Adviser Class | 1,633 | 1,648 | (15) | 7,653 | 6,292 | 1,361 |
| ING American Century Small-Mid Cap Value Portfolio - Service Class | 2,167,525 | 1,759,978 | 407,547 | 642,768 | 530,000 | 112,768 |
| ING Baron Asset Portfolio - Service Class | 225,118 | 201,954 | 23,164 | 195,627 | 157,395 | 38,232 |
| ING Baron Small Cap Growth Portfolio - Adviser Class | 75,119 | 7,703 | 67,416 | 22,721 | 13,612 | 9,109 |
| ING Baron Small Cap Growth Portfolio - Service Class | 3,327,664 | 2,446,219 | 881,445 | 2,443,020 | 2,115,308 | 327,712 |
| ING Columbia Small Cap Value Portfolio - Adviser Class | 2,674 | - | 2,674 | - | - | - |
| ING Columbia Small Cap Value Portfolio - Service Class | 122,280 | 90,512 | 31,768 | 126,584 | 61,840 | 64,744 |
| ING Davis New York Venture Portfolio - Service Class | 403,609 | 297,989 | 105,620 | 429,149 | 269,610 | 159,539 |
| ING Fidelity® VIP Mid Cap Portfolio - Service Class | 235,699 | 181,311 | 54,388 | 644,350 | 62,151 | 582,199 |
| ING Index Solution 2015 Portfolio - Adviser Class | 24,530 | 9,849 | 14,681 | 4,707 | (2) | 4,709 |
| ING Index Solution 2025 Portfolio - Adviser Class | 66,094 | 30 | 66,064 | 11,318 | - | 11,318 |
| ING Index Solution 2035 Portfolio - Adviser Class | 34,745 | 301 | 34,444 | 7,489 | 4 | 7,485 |
| ING Index Solution 2045 Portfolio - Adviser Class | 16,601 | 111 | 16,490 | 973 | - | 973 |
| ING Index Solution Income Portfolio - Adviser Class | 8,970 | 3,093 | 5,877 | 112 | - | 112 |
| ING JPMorgan Mid Cap Value Portfolio - Adviser Class | 3,418 | 4,845 | (1,427) | 14,310 | 15,736 | (1,426) |
| ING JPMorgan Mid Cap Value Portfolio - Service Class | 554,955 | 533,831 | 21,124 | 716,794 | 895,344 | (178,550) |
| ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class | 11,006 | 7,373 | 3,633 | 3,398 | 3,164 | 234 |

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | **2009** | | | **2008** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
| ING Partners, Inc. (continued): | | | | | | |
| ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class | 1,349,996 | 2,053,099 | (703,103) | 2,068,223 | 3,589,805 | (1,521,582) |
| ING Legg Mason Partners Aggressive Growth Portfolio - Service Class | 12,662 | 13,294 | (632) | 10,294 | 1,190 | 9,104 |
| ING Neuberger Berman Partners Portfolio - Service Class | 263,499 | 623,837 | (360,338) | 351,721 | 191,937 | 159,784 |
| ING Oppenheimer Global Portfolio - Adviser Class | 11,157 | 6,119 | 5,038 | 13,040 | 10,145 | 2,895 |
| ING Oppenheimer Global Portfolio - Initial Class | 6,711,682 | 9,887,520 | (3,175,838) | 10,464,561 | 18,538,373 | (8,073,812) |
| ING Oppenheimer Global Portfolio - Service Class | 9,736 | 1,242 | 8,494 | 11,864 | 11,108 | 756 |
| ING Oppenheimer Strategic Income Portfolio - Adviser Class | 12,340 | 18,469 | (6,129) | 24,828 | 22,006 | 2,822 |
| ING Oppenheimer Strategic Income Portfolio - Initial Class | 3,094,797 | 2,992,699 | 102,098 | 4,753,262 | 4,325,808 | 427,454 |
| ING Oppenheimer Strategic Income Portfolio - Service Class | 51,900 | 18,654 | 33,246 | 30,449 | 336,194 | (305,745) |
| ING PIMCO Total Return Portfolio - Adviser Class | 42,778 | 23,828 | 18,950 | 56,433 | 28,172 | 28,261 |
| ING PIMCO Total Return Portfolio - Service Class | 7,616,429 | 3,416,374 | 4,200,055 | 6,195,346 | 4,369,373 | 1,825,973 |
| ING Pioneer High Yield Portfolio - Initial Class | 1,017,428 | 478,388 | 539,040 | 303,304 | 260,075 | 43,229 |
| ING Pioneer High Yield Portfolio - Service Class | 5,526 | 1,877 | 3,649 | 9,605 | 7,619 | 1,986 |
| ING Solution 2015 Portfolio - Adviser Class | 708,028 | 564,424 | 143,604 | 755,877 | 352,694 | 403,183 |
| ING Solution 2015 Portfolio - Service Class | 1,921,891 | 981,529 | 940,362 | 2,065,621 | 1,332,946 | 732,675 |
| ING Solution 2025 Portfolio - Adviser Class | 995,774 | 691,384 | 304,390 | 904,991 | 412,861 | 492,130 |
| ING Solution 2025 Portfolio - Service Class | 3,025,023 | 1,315,890 | 1,709,133 | 3,058,307 | 1,616,896 | 1,441,411 |
| ING Solution 2035 Portfolio - Adviser Class | 887,912 | 537,460 | 350,452 | 766,635 | 320,528 | 446,107 |
| ING Solution 2035 Portfolio - Service Class | 2,558,142 | 878,535 | 1,679,607 | 2,337,613 | 1,052,525 | 1,285,088 |
| ING Solution 2045 Portfolio - Adviser Class | 565,424 | 291,190 | 274,234 | 451,435 | 232,684 | 218,751 |
| ING Solution 2045 Portfolio - Service Class | 1,866,419 | 552,378 | 1,314,041 | 1,592,320 | 688,354 | 903,966 |
| ING Solution Growth and Income Portfolio - Service Class | 147,885 | 62,299 | 85,586 | 119,437 | 37,751 | 81,686 |
| ING Solution Growth Portfolio - Service Class | 79,222 | 17,916 | 61,306 | 64,306 | 39,245 | 25,061 |
| ING Solution Income Portfolio - Adviser Class | 199,144 | 277,710 | (78,566) | 372,956 | 164,342 | 208,614 |
| ING Solution Income Portfolio - Service Class | 364,366 | 244,677 | 119,689 | 521,217 | 432,641 | 88,576 |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class | 7,541 | 7,055 | 486 | 11,479 | 10,658 | 821 |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | 4,379,955 | 5,167,474 | (787,519) | 5,398,433 | 7,844,400 | (2,445,967) |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | 22,222 | 23,821 | (1,599) | 9,431 | 11,687 | (2,256) |
| ING T. Rowe Price Growth Equity Portfolio - Adviser Class | 14,322 | 12,610 | 1,712 | 51,958 | 40,712 | 11,246 |
| ING T. Rowe Price Growth Equity Portfolio - Initial Class | 2,578,334 | 2,538,610 | 39,724 | 2,738,286 | 3,742,230 | (1,003,944) |

| | **Year Ended December 31,** | | | | | |
| | **2009** | | | **2008** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
|---|---|---|---|---|---|---|
| ING Partners, Inc. (continued): | | | | | | |
| ING T. Rowe Price Growth Equity Portfolio - Service Class | 71,484 | 57,843 | 13,641 | 68,959 | 30,548 | 38,411 |
| ING Templeton Foreign Equity Portfolio - Adviser Class | 5,367 | 1,981 | 3,386 | 28,033 | 5,346 | 22,687 |
| ING Templeton Foreign Equity Portfolio - Initial Class | 1,816,214 | 2,411,920 | (595,706) | 14,957,289 | 2,918,419 | 12,038,870 |
| ING Templeton Foreign Equity Portfolio - Service Class | 3,257 | 2,780 | 477 | 160,983 | 580,948 | (419,965) |
| ING Thornburg Value Portfolio - Adviser Class | 3,966 | 3,384 | 582 | 4,983 | 7,217 | (2,234) |
| ING Thornburg Value Portfolio - Initial Class | 1,111,777 | 1,016,268 | 95,509 | 1,028,341 | 1,344,413 | (316,072) |
| ING UBS U.S. Large Cap Equity Portfolio - Adviser Class | 2,910 | 515 | 2,395 | 5,230 | 4 | 5,226 |
| ING UBS U.S. Large Cap Equity Portfolio - Initial Class | 841,529 | 1,410,276 | (568,747) | 1,242,138 | 2,446,870 | (1,204,732) |
| ING UBS U.S. Large Cap Equity Portfolio - Service Class | 337 | 23 | 314 | 326 | 28 | 298 |
| ING Van Kampen Comstock Portfolio - Adviser Class | 6,182 | 3,967 | 2,215 | 11,588 | 16,360 | (4,772) |
| ING Van Kampen Comstock Portfolio - Service Class | 984,248 | 1,280,949 | (296,701) | 1,795,226 | 2,877,099 | (1,081,873) |
| ING Van Kampen Equity and Income Portfolio - Adviser Class | 12,292 | 1,466 | 10,826 | 28,806 | 11,457 | 17,349 |
| ING Van Kampen Equity and Income Portfolio - Initial Class | 3,168,735 | 5,141,132 | (1,972,397) | 5,712,119 | 8,989,943 | (3,277,824) |
| ING Van Kampen Equity and Income Portfolio - Service Class | 1,428 | 2,575 | (1,147) | 1,804 | 1,927 | (123) |
| ING Series Fund, Inc.: | | | | | | |
| ING Growth and Income Fund - Class A | 13,627 | 4,167 | 9,460 | - | - | - |
| ING Strategic Allocation Portfolios, Inc.: | | | | | | |
| ING Strategic Allocation Conservative Portfolio - Class I | 610,517 | 626,697 | (16,180) | 824,694 | 995,527 | (170,833) |
| ING Strategic Allocation Growth Portfolio - Class I | 1,114,404 | 1,058,520 | 55,884 | 1,352,865 | 1,668,249 | (315,384) |
| ING Strategic Allocation Moderate Portfolio - Class I | 1,221,558 | 1,154,601 | 66,957 | 1,674,269 | 1,847,461 | (173,192) |
| ING Variable Funds: | | | | | | |
| ING Growth and Income Portfolio - Class A | 7,711 | 16,604 | (8,893) | 61,481 | 20,473 | 41,008 |
| ING Growth and Income Portfolio - Class I | 4,731,369 | 10,252,286 | (5,520,917) | 8,411,252 | 19,391,889 | (10,980,637) |
| ING Growth and Income Portfolio - Class S | 68,276 | 16,639 | 51,637 | 47,033 | 10,670 | 36,363 |
| ING Variable Insurance Trust: | | | | | | |
| ING GET U.S. Core Portfolio - Series 3 | 8,867 | 1,724,764 | (1,715,897) | 24,582 | 462,586 | (438,004) |
| ING GET U.S. Core Portfolio - Series 5 | - | 5,737 | (5,737) | - | 11,347 | (11,347) |
| ING GET U.S. Core Portfolio - Series 6 | 11,312 | 35,690 | (24,378) | 245 | 44,313 | (44,068) |
| ING GET U.S. Core Portfolio - Series 7 | 4,889 | 35,115 | (30,226) | 3,423 | 34,178 | (30,755) |

| | **Year Ended December 31,** | | | | | |
| | **2009** | | | **2008** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
|---|---|---|---|---|---|---|
| ING Variable Insurance Trust (continued): | | | | | | |
| ING GET U.S. Core Portfolio - Series 8 | 1,268 | 42,523 | (41,255) | 1,489 | 12,901 | (11,412) |
| ING GET U.S. Core Portfolio - Series 9 | 842 | 864 | (22) | 1,230 | 2,352 | (1,122) |
| ING GET U.S. Core Portfolio - Series 10 | 27 | 27 | - | 1,051 | 1,199 | (148) |
| ING GET U.S. Core Portfolio - Series 11 | 32 | 38 | (6) | 2,022 | 3,423 | (1,401) |
| ING Variable Portfolios, Inc.: | | | | | | |
| ING BlackRock Science and Technology Opportunities Portfolio - Class I | 4,089,157 | 2,677,033 | 1,412,124 | 3,205,098 | 4,004,636 | (799,538) |
| ING Index Plus LargeCap Portfolio - Class I | 3,179,901 | 4,347,128 | (1,167,227) | 4,700,264 | 7,518,268 | (2,818,004) |
| ING Index Plus LargeCap Portfolio - Class S | 224 | 2,765 | (2,541) | 29,154 | 13,839 | 15,315 |
| ING Index Plus MidCap Portfolio - Class I | 4,401,087 | 4,555,552 | (154,465) | 3,748,737 | 5,296,655 | (1,547,918) |
| ING Index Plus MidCap Portfolio - Class S | 18,288 | 4,586 | 13,702 | 22,153 | 15,652 | 6,501 |
| ING Index Plus SmallCap Portfolio - Class I | 1,752,123 | 1,940,524 | (188,401) | 2,156,481 | 3,391,049 | (1,234,568) |
| ING Index Plus SmallCap Portfolio - Class S | 8,478 | 2,737 | 5,741 | 4,159 | 4,354 | (195) |
| ING International Index Portfolio - Class I | 2,677,101 | 312,846 | 2,364,255 | 65,337 | 28,124 | 37,213 |
| ING International Index Portfolio - Class S | 1,449 | - | 1,449 | - | - | - |
| ING Opportunistic Large Cap Growth Portfolio - Class I | 388,587 | 3,760,154 | (3,371,567) | 878,310 | 1,278,791 | (400,481) |
| ING Opportunistic Large Cap Portfolio - Class I | 3,266,014 | 1,148,039 | 2,117,975 | 878,286 | 1,478,814 | (600,528) |
| ING Russell™ Large Cap Growth Index Portfolio - Class I | 373,677 | 152,728 | 220,949 | - | - | - |
| ING Russell™ Large Cap Growth Index Portfolio - Class S | 41,627 | 12,703 | 28,924 | - | - | - |
| ING Russell™ Large Cap Index Portfolio - Class I | 1,288,358 | 501,374 | 786,984 | 438,570 | 35,576 | 402,994 |
| ING Russell™ Large Cap Value Index Portfolio - Class I | 9,126 | 2,496 | 6,630 | - | - | - |
| ING Russell™ Large Cap Value Index Portfolio - Class S | 222,970 | 58,287 | 164,683 | - | - | - |
| ING Russell™ Mid Cap Growth Index Portfolio - Class S | 266,294 | 28,919 | 237,375 | - | - | - |
| ING Russell™ Mid Cap Index Portfolio - Class I | 348,940 | 140,076 | 208,864 | 280,175 | 55,934 | 224,241 |
| ING Russell™ Small Cap Index Portfolio - Class I | 228,049 | 94,240 | 133,809 | 124,705 | 33,512 | 91,193 |
| ING Small Company Portfolio - Class I | 1,201,815 | 1,177,502 | 24,313 | 1,778,485 | 1,936,409 | (157,924) |
| ING Small Company Portfolio - Class S | 1,637 | 2,488 | (851) | 9,399 | 4,606 | 4,793 |
| ING U.S. Bond Index Portfolio - Class I | 412,600 | 197,562 | 215,038 | 245,094 | 92,194 | 152,900 |

| | **Year Ended December 31,** | | | | | |
| | **2009** | | | **2008** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
|---|---|---|---|---|---|---|
| ING Variable Products Trust: | | | | | | |
| ING International Value Portfolio - Class I | 4,876,892 | 5,052,979 | (176,087) | 2,238,132 | 2,685,227 | (447,095) |
| ING International Value Portfolio - Class S | 5,861 | 8,562 | (2,701) | 15,757 | 18,951 | (3,194) |
| ING MidCap Opportunities Portfolio - Class I | 370,474 | 307,196 | 63,278 | 771,053 | 485,532 | 285,521 |
| ING MidCap Opportunities Portfolio - Class S | 12,090 | 1,911 | 10,179 | 15,833 | 8,420 | 7,413 |
| ING SmallCap Opportunities Portfolio - Class I | 511,094 | 387,988 | 123,106 | 958,830 | 867,957 | 90,873 |
| ING SmallCap Opportunities Portfolio - Class S | 1,460 | 1,511 | (51) | 9,151 | 4,832 | 4,319 |
| Janus Aspen Series: | | | | | | |
| Janus Aspen Series Balanced Portfolio - Institutional Shares | 1,528 | 2,532 | (1,004) | 2,504 | 5,803 | (3,299) |
| Janus Aspen Series Enterprise Portfolio - Institutional Shares | 1,621 | 2,470 | (849) | 8,675 | 10,518 | (1,843) |
| Janus Aspen Series Flexible Bond Portfolio - Institutional Shares | 535 | 2,380 | (1,845) | 1,329 | 1,573 | (244) |
| Janus Aspen Series Janus Portfolio - Institutional Shares | 734 | 1,959 | (1,225) | 5,889 | 6,589 | (700) |
| Janus Aspen Series Worldwide Portfolio - Institutional Shares | 1,300 | 3,754 | (2,454) | 13,922 | 14,574 | (652) |
| The Lazard Funds, Inc.: | | | | | | |
| Lazard U.S. Mid Cap Equity Portfolio - Open Shares | 114,790 | 28,663 | 86,127 | 49,608 | 14,297 | 35,311 |
| LKCM Funds: | | | | | | |
| LKCM Aquinas Growth Fund | 18,827 | 17,199 | 1,628 | 7,144 | 949 | 6,195 |
| Loomis Sayles Funds I: | | | | | | |
| Loomis Sayles Small Cap Value Fund - Retail Class | 202,927 | 53,099 | 149,828 | 132,753 | 6,488 | 126,265 |
| Lord Abbett Mid Cap Value Fund, Inc.: | | | | | | |
| Lord Abbett Mid-Cap Value Fund, Inc. - Class A | 51,416 | 40,180 | 11,236 | 46,076 | 48,401 | (2,325) |
| Lord Abbett Research Fund, Inc.: | | | | | | |
| Lord Abbett Small-Cap Value Fund - Class A | 27,100 | 30,360 | (3,260) | 39,227 | 43,645 | (4,418) |
| Lord Abbett Series Fund, Inc.: | | | | | | |
| Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC | 2,762,576 | 3,296,565 | (533,989) | 2,068,375 | 3,447,988 | (1,379,613) |
| Massachusetts Investors Growth Stock Fund: | | | | | | |
| Massachusetts Investors Growth Stock Fund - Class A | 12,513 | 31,771 | (19,258) | 13,538 | 25,419 | (11,881) |
| Morgan Stanley Institutional Fund Trust: | | | | | | |
| Morgan Stanley U.S. Small Cap Value Portfolio - Class I | 148,863 | 81,684 | 67,179 | 153,997 | 40,399 | 113,598 |
| Neuberger Berman Equity Funds®: | | | | | | |
| Neuberger Berman Socially Responsive Fund® - Trust Class | 257,617 | 151,328 | 106,289 | 260,191 | 117,032 | 143,159 |

| | **Year Ended December 31,** | | | | | |
| | **2009** | | | **2008** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
|---|---|---|---|---|---|---|
| New Perspective Fund®, Inc.: | | | | | | |
| New Perspective Fund®, Inc. - Class R-3 | 91,756 | 73,558 | 18,198 | 91,701 | 75,474 | 16,227 |
| New Perspective Fund®, Inc. - Class R-4 | 1,341,826 | 904,028 | 437,798 | 2,285,471 | 978,958 | 1,306,513 |
| Oppenheimer Capital Appreciation Fund: | | | | | | |
| Oppenheimer Capital Appreciation Fund - Class A | 56,312 | 54,343 | 1,969 | 40,754 | 34,576 | 6,178 |
| Oppenheimer Developing Markets Fund: | | | | | | |
| Oppenheimer Developing Markets Fund - Class A | 1,856,189 | 1,147,945 | 708,244 | 1,431,493 | 1,576,308 | (144,815) |
| Oppenheimer Variable Account Funds: | | | | | | |
| Oppenheimer Global Securities/VA | 1,539 | 4,875 | (3,336) | 5,423 | 11,863 | (6,440) |
| Oppenheimer Main Street Fund®/VA | 19 | 984 | (965) | - | 1,077 | (1,077) |
| Oppenheimer Main Street Small Cap Fund®/VA | 435,835 | 276,209 | 159,626 | 236,045 | 189,455 | 46,590 |
| Oppenheimer MidCap Fund/VA | 71 | 508 | (437) | - | 520 | (520) |
| Oppenheimer Strategic Bond Fund/VA | 368 | 1,598 | (1,230) | 429 | 534 | (105) |
| Pax World Funds Series Trust I: | | | | | | |
| Pax World Balanced Fund | 1,146,276 | 1,087,987 | 58,289 | 1,917,060 | 1,518,986 | 398,074 |
| PIMCO Variable Insurance Trust: | | | | | | |
| PIMCO Real Return Portfolio - Administrative Class | 4,869,131 | 2,210,985 | 2,658,146 | 6,383,005 | 3,029,053 | 3,353,952 |
| Pioneer High Yield Fund: | | | | | | |
| Pioneer High Yield Fund - Class A | 179,778 | 135,434 | 44,344 | 150,622 | 95,568 | 55,054 |
| Pioneer Variable Contracts Trust: | | | | | | |
| Pioneer Emerging Markets VCT Portfolio - Class I | 2,155,399 | 1,372,358 | 783,041 | 2,051,135 | 2,106,780 | (55,645) |
| Pioneer Equity Income VCT Portfolio - Class I | 4,935 | 4,940 | (5) | 22,339 | 101,777 | (79,438) |
| Pioneer High Yield VCT Portfolio - Class I | 671,092 | 563,003 | 108,089 | 609,690 | 697,348 | (87,658) |
| Pioneer Mid Cap Value VCT Portfolio - Class I | 4,324 | 4,324 | - | 8,525 | 35,963 | (27,438) |
| Premier VIT: | | | | | | |
| Premier VIT OpCap Mid Cap Portfolio - Class I | 737,762 | 238,163 | 499,599 | 532,282 | 135,793 | 396,489 |
| RiverSource® Investment Series, Inc.: | | | | | | |
| RiverSource® Diversified Equity Income Fund - Class R-3 | 49,908 | 20,148 | 29,760 | - | - | - |
| RiverSource® Diversified Equity Income Fund - Class R-4 | 306,207 | 130,325 | 175,882 | 256,781 | 20,088 | 236,693 |
| SmallCap World Fund, Inc.: | | | | | | |
| SMALLCAP World Fund® - Class R-4 | 345,504 | 100,009 | 245,495 | 102,952 | 23,436 | 79,516 |

| | **Year Ended December 31,** | | | | | |
| | **2009** | | | **2008** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
|---|---|---|---|---|---|---|
| T. Rowe Price Mid-Cap Value Fund, Inc.: | | | | | | |
| T. Rowe Price Mid-Cap Value Fund - R Class | 28,576 | 29,692 | (1,116) | 33,109 | 27,192 | 5,917 |
| T. Rowe Price Value Fund, Inc.: | | | | | | |
| T. Rowe Price Value Fund - Advisor Class | 5,453 | 59 | 5,394 | 1,503 | 404 | 1,099 |
| Templeton Funds, Inc.: | | | | | | |
| Templeton Foreign Fund - Class A | 56,946 | 44,584 | 12,362 | 34,265 | 44,692 | (10,427) |
| Templeton Income Trust: | | | | | | |
| Templeton Global Bond Fund - Class A | 3,261,557 | 2,014,101 | 1,247,456 | 4,912,843 | 3,025,426 | 1,887,417 |
| Van Kampen Equity Trust: | | | | | | |
| Van Kampen Small Cap Value Fund - Class A | 11,299 | 5,700 | 5,599 | - | - | - |
| Vanguard® Variable Insurance Fund: | | | | | | |
| Diversified Value Portfolio | 2,048 | 3,405 | (1,357) | 1,456 | 633 | 823 |
| Equity Income Portfolio | 13,206 | 10,059 | 3,147 | 6,373 | 10,764 | (4,391) |
| Small Company Growth Portfolio | 4,394 | 3,944 | 450 | 3,329 | 1,681 | 1,648 |
| Wanger Advisors Trust: | | | | | | |
| Wanger International | 1,138,151 | 627,154 | 510,997 | 1,134,746 | 847,490 | 287,256 |
| Wanger Select | 1,954,522 | 1,171,233 | 783,289 | 2,004,217 | 1,816,671 | 187,546 |
| Wanger USA | 717,662 | 429,280 | 288,382 | 762,962 | 547,518 | 215,444 |
| Washington Mutual Investors Fund[SM], Inc.: | | | | | | |
| Washington Mutual Investors Fund[SM], Inc. - Class R-3 | 156,376 | 198,110 | (41,734) | 254,746 | 201,698 | 53,048 |
| Washington Mutual Investors Fund[SM], Inc. - Class R-4 | 2,240,754 | 1,925,212 | 315,542 | 2,584,263 | 2,507,231 | 77,032 |
| Wells Fargo Funds Trust: | | | | | | |
| Wells Fargo Advantage Small Cap Value Fund - Class A | 2,101 | 361 | 1,740 | 3,657 | 1,190 | 2,467 |

## 9.     Unit Summary

A summary of units outstanding at December 31, 2009 follows:

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **AIM Mid Cap Core Equity Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP4 | 2,429.959 | $      13.57 | $      32,975 |
| ING MAP PLUS NP9 | 1,969.395 | 13.37 | 26,331 |
| ING MAP PLUS NP11 | 12,751.677 | 13.29 | 169,470 |
| ING MAP PLUS NP13 | 1,079.159 | 13.21 | 14,256 |
| ING MAP PLUS NP14 | 1,836.978 | 13.17 | 24,193 |
| ING MAP PLUS NP15 | 3,562.887 | 13.14 | 46,816 |
| ING MAP PLUS NP17 | 2,910.136 | 13.06 | 38,006 |
| ING MAP PLUS NP22 | 81.553 | 12.87 | 1,050 |
| ING MAP PLUS NP23 | 1,379.786 | 12.83 | 17,703 |
| ING MAP PLUS NP24 | 4,975.785 | 12.79 | 63,640 |
| ING MAP PLUS NP26 | 72.035 | 12.72 | 916 |
| ING MAP PLUS NP28 | 107.788 | 12.64 | 1,362 |
| ING MAP PLUS NP29 | 804.655 | 12.60 | 10,139 |
| ING MAP PLUS NP30 | 59.344 | 12.57 | 746 |
| Qualified V | 251.964 | 12.25 | 3,087 |
| Qualified VI | 43,590.204 | 12.26 | 534,416 |
| Qualified XII (0.00) | 91.917 | 12.36 | 1,136 |
| Qualified XII (0.30) | 127.109 | 12.34 | 1,569 |
| Qualified XII (0.40) | 4,215.303 | 12.33 | 51,975 |
| Qualified XII (0.55) | 47.557 | 12.32 | 586 |
| Qualified XII (0.60) | 83.157 | 12.32 | 1,024 |
| Qualified XII (0.65) | 31.938 | 12.31 | 393 |
| Qualified XII (0.70) | 56.340 | 12.31 | 694 |
| Qualified XII (0.75) | 420.125 | 12.30 | 5,168 |
| Qualified XII (0.80) | 4,355.334 | 12.30 | 53,571 |
| Qualified XII (0.85) | 1,350.224 | 12.30 | 16,608 |
| Qualified XII (0.90) | 2.292 | 12.29 | 28 |
| Qualified XII (0.95) | 4,526.112 | 12.29 | 55,626 |
| Qualified XII (1.00) | 26,403.961 | 14.98 | 395,531 |
| Qualified XII (1.05) | 0.407 | 12.28 | 5 |
| Qualified XII (1.10) | 285.912 | 12.28 | 3,511 |
| Qualified XII (1.15) | 40.114 | 12.27 | 492 |
| Qualified XII (1.20) | 934.150 | 12.27 | 11,462 |
| Qualified XII (1.25) | 2,001.091 | 12.26 | 24,533 |
| Qualified XII (1.45) | 14.394 | 12.25 | 176 |
| Qualified XII (1.50) | 24.022 | 12.24 | 294 |
| Qualified XVI | 223.897 | 12.24 | 2,740 |
| Qualified XXVII | 53,779.897 | 12.45 | 669,560 |
| Qualified LIV | 1,122.251 | 12.30 | 13,804 |
| Qualified LVI | 1,312.838 | 12.34 | 16,200 |
| | 179,313.647 | | $    2,311,792 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **AIM Small Cap Growth Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (1.00) | 2,689.805 | $ 11.58 | $ 31,148 |
| | | | |
| **AIM Global Health Care Fund - Investor Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP9 | 801.592 | $ 32.10 | $ 25,731 |
| ING MAP PLUS NP11 | 614.481 | 31.96 | 19,639 |
| ING MAP PLUS NP13 | 6.106 | 31.82 | 194 |
| ING MAP PLUS NP17 | 320.273 | 31.53 | 10,098 |
| ING MAP PLUS NP21 | 303.088 | 31.25 | 9,472 |
| ING MAP PLUS NP23 | 1,321.153 | 31.11 | 41,101 |
| ING MAP PLUS NP26 | 761.567 | 30.90 | 23,532 |
| ING MAP PLUS NP28 | 444.131 | 30.76 | 13,661 |
| ING MAP PLUS NP29 | 77.956 | 30.70 | 2,393 |
| ING MAP PLUS NP30 | 594.682 | 30.63 | 18,215 |
| | 5,245.029 | | $ 164,036 |
| | | | |
| **AIM V.I. Capital Appreciation Fund - Series I Shares** | | | |
| Currently payable annuity contracts: | 7,106.854 | $4.78 to $9.73 | $ 35,712 |
| Contracts in accumulation period: | | | |
| Qualified VI | 951,416.614 | 7.82 | 7,440,078 |
| Qualified VIII | 1,865.083 | 7.81 | 14,566 |
| Qualified X (1.15) | 26,527.732 | 7.90 | 209,569 |
| Qualified X (1.25) | 93,137.804 | 7.82 | 728,338 |
| Qualified XII (0.00) | 1,017.498 | 8.94 | 9,096 |
| Qualified XII (0.05) | 3,729.376 | 8.61 | 32,110 |
| Qualified XII (0.20) | 2,003.834 | 8.75 | 17,534 |
| Qualified XII (0.25) | 240.971 | 8.70 | 2,096 |
| Qualified XII (0.30) | 38,458.695 | 8.66 | 333,052 |
| Qualified XII (0.40) | 15,681.423 | 8.56 | 134,233 |
| Qualified XII (0.50) | 34,123.738 | 8.47 | 289,028 |
| Qualified XII (0.55) | 23,534.529 | 8.43 | 198,396 |
| Qualified XII (0.60) | 11,864.031 | 8.38 | 99,421 |
| Qualified XII (0.65) | 129,543.553 | 8.34 | 1,080,393 |
| Qualified XII (0.70) | 37,225.022 | 8.29 | 308,595 |
| Qualified XII (0.75) | 37,249.913 | 8.25 | 307,312 |
| Qualified XII (0.80) | 87,586.534 | 8.20 | 718,210 |
| Qualified XII (0.85) | 186,810.221 | 8.16 | 1,524,371 |
| Qualified XII (0.90) | 8,018.679 | 8.12 | 65,112 |
| Qualified XII (0.95) | 169,400.147 | 8.07 | 1,367,059 |
| Qualified XII (1.00) | 197,203.826 | 8.03 | 1,583,547 |
| Qualified XII (1.05) | 28,511.315 | 7.99 | 227,805 |
| Qualified XII (1.10) | 52,761.609 | 7.95 | 419,455 |
| Qualified XII (1.15) | 36,439.116 | 7.90 | 287,869 |
| Qualified XII (1.20) | 31,984.098 | 7.86 | 251,395 |
| Qualified XII (1.25) | 41,195.925 | 7.82 | 322,152 |
| Qualified XII (1.35) | 3,264.116 | 7.74 | 25,264 |
| Qualified XII (1.40) | 13,714.000 | 7.69 | 105,461 |
| Qualified XII (1.45) | 3,752.361 | 7.65 | 28,706 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **AIM V.I. Capital Appreciation Fund - Series I Shares (continued)** | | | |
| Qualified XII (1.50) | 1,545.329 | $ 7.61 | $ 11,760 |
| Qualified XV | 10,684.720 | 8.05 | 86,012 |
| Qualified XVI | 33,236.516 | 7.61 | 252,930 |
| Qualified XVII | 1,441.845 | 7.82 | 11,275 |
| Qualified XVIII | 2,706.432 | 7.82 | 21,164 |
| Qualified XXVI | 4,244.250 | 8.08 | 34,294 |
| Qualified XXVII | 318,150.101 | 4.95 | 1,574,843 |
| Qualified XXXII | 1,222.983 | 9.15 | 11,190 |
| Qualified XXXIV | 11,731.317 | 6.72 | 78,834 |
| Qualified XXXVI | 1,311.423 | 9.21 | 12,078 |
| Qualified XXXVIII | 8,524.963 | 6.78 | 57,799 |
| Qualified XLIII | 1,108.534 | 6.71 | 7,438 |
| Qualified LIV | 6,579.592 | 9.42 | 61,980 |
| Qualified LVI | 26,655.263 | 9.58 | 255,357 |
| | 2,704,511.885 | | $ 20,642,889 |
| **AIM V.I. Core Equity Fund - Series I Shares** | | | |
| Currently payable annuity contracts: | 49,427.197 | $11.56 to $12.73 | $ 625,517 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 7,886.781 | 12.13 | 95,667 |
| Qualified VI | 1,425,089.457 | 9.29 | 13,239,081 |
| Qualified VIII | 4.085 | 9.28 | 38 |
| Qualified X (1.15) | 39,398.871 | 9.39 | 369,955 |
| Qualified X (1.25) | 84,001.404 | 9.29 | 780,373 |
| Qualified XII (0.00) | 592.577 | 10.62 | 6,293 |
| Qualified XII (0.05) | 16,017.145 | 10.23 | 163,855 |
| Qualified XII (0.20) | 5,022.165 | 10.40 | 52,231 |
| Qualified XII (0.25) | 59.719 | 10.34 | 617 |
| Qualified XII (0.30) | 48,596.161 | 10.29 | 500,054 |
| Qualified XII (0.35) | 1,015.095 | 10.23 | 10,384 |
| Qualified XII (0.40) | 18,001.669 | 10.18 | 183,257 |
| Qualified XII (0.50) | 36,215.639 | 10.07 | 364,691 |
| Qualified XII (0.55) | 52,042.545 | 10.01 | 520,946 |
| Qualified XII (0.60) | 29,995.741 | 9.96 | 298,758 |
| Qualified XII (0.65) | 98,470.041 | 9.91 | 975,838 |
| Qualified XII (0.70) | 41,661.370 | 9.85 | 410,364 |
| Qualified XII (0.75) | 68,830.336 | 9.80 | 674,537 |
| Qualified XII (0.80) | 174,904.205 | 9.75 | 1,705,316 |
| Qualified XII (0.85) | 188,093.151 | 9.70 | 1,824,504 |
| Qualified XII (0.90) | 11,527.393 | 9.65 | 111,239 |
| Qualified XII (0.95) | 237,933.906 | 9.59 | 2,281,786 |
| Qualified XII (1.00) | 473,051.648 | 9.54 | 4,512,913 |
| Qualified XII (1.05) | 64,028.768 | 9.49 | 607,633 |
| Qualified XII (1.10) | 75,122.950 | 9.44 | 709,161 |
| Qualified XII (1.15) | 37,090.933 | 9.39 | 348,284 |
| Qualified XII (1.20) | 33,442.677 | 9.34 | 312,355 |
| Qualified XII (1.25) | 58,984.553 | 9.29 | 547,966 |
| Qualified XII (1.30) | 2,650.291 | 9.24 | 24,489 |
| Qualified XII (1.35) | 9,941.977 | 9.19 | 91,367 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **AIM V.I. Core Equity Fund - Series I Shares** | | | |
| **(continued)** | | | |
| Qualified XII (1.40) | 20,433.299 | $ 9.14 | $ 186,760 |
| Qualified XII (1.45) | 2,744.298 | 9.09 | 24,946 |
| Qualified XII (1.50) | 2,692.556 | 9.05 | 24,368 |
| Qualified XV | 6,434.189 | 9.57 | 61,575 |
| Qualified XVI | 37,836.095 | 9.05 | 342,417 |
| Qualified XVII | 2,182.401 | 9.30 | 20,296 |
| Qualified XVIII | 5,715.257 | 9.30 | 53,152 |
| Qualified XXVI | 4,347.526 | 9.60 | 41,736 |
| Qualified XXVII | 588,201.495 | 7.53 | 4,429,157 |
| Qualified XXXII | 518.152 | 12.48 | 6,467 |
| Qualified XXXIII (0.65) | 951.516 | 12.85 | 12,227 |
| Qualified XXXIV | 14,173.117 | 8.74 | 123,873 |
| Qualified XXXVI | 1,470.395 | 12.96 | 19,056 |
| Qualified XXXVIII | 27,507.720 | 8.82 | 242,618 |
| Qualified XLIII | 168.717 | 8.73 | 1,473 |
| Qualified LIV | 5,755.546 | 12.00 | 69,067 |
| Qualified LVI | 48,752.322 | 12.20 | 594,778 |
| | 4,158,985.051 | | $ 38,603,435 |
| | | | |
| **Alger Green Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP6 | 19,317.743 | $ 8.30 | $ 160,337 |
| ING MAP PLUS NP11 | 5,230.397 | 8.26 | 43,203 |
| Qualified VI | 17,841.316 | 12.96 | 231,223 |
| Qualified XII (0.00) | 71.773 | 13.06 | 937 |
| Qualified XII (0.50) | 1,359.124 | 13.02 | 17,696 |
| Qualified XII (0.55) | 852.024 | 13.01 | 11,085 |
| Qualified XII (0.65) | 10.599 | 13.01 | 138 |
| Qualified XII (0.70) | 58.165 | 13.00 | 756 |
| Qualified XII (0.75) | 3,576.986 | 13.00 | 46,501 |
| Qualified XII (0.80) | 1,812.926 | 12.99 | 23,550 |
| Qualified XII (0.85) | 4,246.463 | 12.99 | 55,162 |
| Qualified XII (0.90) | 243.738 | 12.98 | 3,164 |
| Qualified XII (0.95) | 1,120.247 | 12.98 | 14,541 |
| Qualified XII (1.00) | 15,707.108 | 12.98 | 203,878 |
| Qualified XII (1.05) | 275.813 | 12.97 | 3,577 |
| Qualified XII (1.10) | 297.995 | 12.97 | 3,865 |
| Qualified XII (1.15) | 722.958 | 12.96 | 9,370 |
| Qualified XII (1.25) | 550.272 | 12.96 | 7,132 |
| Qualified XII (1.50) | 595.797 | 12.93 | 7,704 |
| Qualified XVI | 1,348.940 | 12.93 | 17,442 |
| Qualified XXVII | 13,626.421 | 13.24 | 180,414 |
| Qualified XXXVIII | 1,646.953 | 13.06 | 21,509 |
| Qualified LIV | 12.963 | 12.99 | 168 |
| Qualified LVI | 41.200 | 13.04 | 537 |
| | 90,567.921 | | $ 1,063,889 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **AllianceBernstein Growth and Income Fund, Inc. - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP9 | 834.298 | $ 9.60 | $ 8,009 |
| ING MAP PLUS NP11 | 3,327.276 | 9.54 | 31,742 |
| ING MAP PLUS NP15 | 2,527.992 | 9.43 | 23,839 |
| ING MAP PLUS NP17 | 2,491.311 | 9.37 | 23,344 |
| ING MAP PLUS NP18 | 8,087.794 | 9.34 | 75,540 |
| ING MAP PLUS NP22 | 1,741.118 | 9.23 | 16,071 |
| ING MAP PLUS NP24 | 177.265 | 9.18 | 1,627 |
| ING MAP PLUS NP26 | 1,388.929 | 9.13 | 12,681 |
| ING MAP PLUS NP28 | 324.996 | 9.07 | 2,948 |
| | 20,900.979 | | $ 195,801 |
| **AllianceBernstein Growth and Income Portfolio - Class A** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.15) | 18,335.144 | $ 9.84 | $ 180,418 |
| Qualified X (1.25) | 25,204.248 | 9.79 | 246,750 |
| Qualified XVIII | 719.094 | 9.92 | 7,133 |
| | 44,258.486 | | $ 434,301 |
| **Allianz NFJ Dividend Value Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP17 | 10,989.228 | $ 12.21 | $ 134,178 |
| **Allianz NFJ Large-Cap Value Fund - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 426.363 | $ 6.99 | $ 2,980 |
| Qualified XLII | 160,490.029 | 7.13 | 1,144,294 |
| Qualified LIV | 4,526.257 | 7.04 | 31,865 |
| | 165,442.649 | | $ 1,179,139 |
| **Allianz NFJ Small-Cap Value Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP9 | 2,668.114 | $ 14.77 | $ 39,408 |
| ING MAP PLUS NP11 | 381.819 | 14.68 | 5,605 |
| ING MAP PLUS NP13 | 197.731 | 14.59 | 2,885 |
| ING MAP PLUS NP14 | 4,707.484 | 14.55 | 68,494 |
| ING MAP PLUS NP15 | 1,416.384 | 14.51 | 20,552 |
| ING MAP PLUS NP17 | 770.673 | 14.42 | 11,113 |
| ING MAP PLUS NP18 | 20,835.277 | 14.38 | 299,611 |
| ING MAP PLUS NP28 | 7,890.358 | 13.96 | 110,149 |
| ING MAP PLUS NP29 | 370.653 | 13.92 | 5,159 |
| ING MAP PLUS NP30 | 14.356 | 13.88 | 199 |
| | 39,252.849 | | $ 563,175 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Amana Growth Fund** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 46.641 | $ 12.30 | $ 574 |
| ING MAP PLUS NP17 | 6,276.871 | 12.28 | 77,080 |
| Qualified VI | 93,644.610 | 12.27 | 1,149,019 |
| Qualified XII (0.05) | 42,535.192 | 9.74 | 414,293 |
| Qualified XII (0.30) | 9,708.130 | 9.70 | 94,169 |
| Qualified XII (0.40) | 4,402.488 | 9.69 | 42,660 |
| Qualified XII (0.50) | 3,584.577 | 9.68 | 34,699 |
| Qualified XII (0.55) | 1,614.012 | 9.67 | 15,607 |
| Qualified XII (0.60) | 811.115 | 9.67 | 7,843 |
| Qualified XII (0.65) | 10,611.935 | 9.66 | 102,511 |
| Qualified XII (0.70) | 1,210.974 | 9.65 | 11,686 |
| Qualified XII (0.75) | 76,423.830 | 9.65 | 737,490 |
| Qualified XII (0.80) | 28,841.479 | 9.64 | 278,032 |
| Qualified XII (0.85) | 19,265.262 | 9.63 | 185,524 |
| Qualified XII (0.90) | 3,100.814 | 9.63 | 29,861 |
| Qualified XII (0.95) | 18,887.574 | 9.62 | 181,698 |
| Qualified XII (1.00) | 157,238.800 | 9.61 | 1,511,065 |
| Qualified XII (1.05) | 216.735 | 9.61 | 2,083 |
| Qualified XII (1.10) | 765.569 | 9.60 | 7,349 |
| Qualified XII (1.15) | 956.285 | 9.59 | 9,171 |
| Qualified XII (1.20) | 3,738.071 | 9.59 | 35,848 |
| Qualified XII (1.25) | 13,147.989 | 9.58 | 125,958 |
| Qualified XII (1.40) | 259.993 | 9.56 | 2,486 |
| Qualified XII (1.50) | 101.295 | 9.55 | 967 |
| Qualified XVI | 2,063.112 | 12.25 | 25,273 |
| Qualified XXVII | 36,336.310 | 12.44 | 452,024 |
| Qualified XXXVIII | 3,042.616 | 9.74 | 29,635 |
| Qualified LIV | 4,834.670 | 12.30 | 59,466 |
| Qualified LVI | 2,140.042 | 12.35 | 26,430 |
| | 545,806.991 | | $ 5,650,501 |
| **Amana Income Fund** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP22 | 283.997 | $ 12.00 | $ 3,408 |
| ING MAP PLUS NP27 | 463.568 | 11.98 | 5,554 |
| Qualified VI | 142,723.257 | 12.01 | 1,714,106 |
| Qualified XII (0.05) | 33,771.552 | 10.03 | 338,729 |
| Qualified XII (0.30) | 11,230.518 | 10.00 | 112,305 |
| Qualified XII (0.40) | 3,175.285 | 9.98 | 31,689 |
| Qualified XII (0.50) | 1,603.611 | 9.97 | 15,988 |
| Qualified XII (0.55) | 757.595 | 9.96 | 7,546 |
| Qualified XII (0.65) | 9,054.890 | 9.95 | 90,096 |
| Qualified XII (0.70) | 1,653.294 | 9.94 | 16,434 |
| Qualified XII (0.75) | 251,186.954 | 9.94 | 2,496,798 |
| Qualified XII (0.80) | 54,964.476 | 9.93 | 545,797 |
| Qualified XII (0.85) | 44,451.466 | 9.92 | 440,959 |
| Qualified XII (0.90) | 3,649.146 | 9.91 | 36,163 |
| Qualified XII (0.95) | 27,633.849 | 9.91 | 273,851 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Amana Income Fund (continued)** | | | |
| Qualified XII (1.00) | 207,887.637 | $ 9.90 | $ 2,058,088 |
| Qualified XII (1.10) | 8,007.422 | 9.89 | 79,193 |
| Qualified XII (1.15) | 3.399 | 9.88 | 34 |
| Qualified XII (1.20) | 736.565 | 9.87 | 7,270 |
| Qualified XII (1.25) | 12,585.987 | 9.87 | 124,224 |
| Qualified XII (1.35) | 499.868 | 9.85 | 4,924 |
| Qualified XII (1.40) | 186.247 | 9.85 | 1,835 |
| Qualified XII (1.50) | 603.199 | 9.83 | 5,929 |
| Qualified XVI | 3,544.003 | 11.99 | 42,493 |
| Qualified XXVI | 504.566 | 12.04 | 6,075 |
| Qualified XXVII | 118,389.375 | 12.44 | 1,472,764 |
| Qualified XXXVIII | 8,559.283 | 10.04 | 85,935 |
| Qualified LIV | 25,156.960 | 12.04 | 302,890 |
| Qualified LVI | 2,851.022 | 12.09 | 34,469 |
| | 976,118.991 | | $ 10,355,546 |
| **American Balanced Fund® - Class R-3** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 9,529.243 | $ 11.58 | $ 110,349 |
| ING MAP PLUS NP3 | 9,217.304 | 11.52 | 106,183 |
| ING MAP PLUS NP4 | 6,090.554 | 11.48 | 69,920 |
| ING MAP PLUS NP6 | 1,608.017 | 11.41 | 18,347 |
| ING MAP PLUS NP8 | 10,010.494 | 11.35 | 113,619 |
| ING MAP PLUS NP9 | 68,947.634 | 11.31 | 779,798 |
| ING MAP PLUS NP10 | 22,804.180 | 11.28 | 257,231 |
| ING MAP PLUS NP11 | 8,333.569 | 11.25 | 93,753 |
| ING MAP PLUS NP14 | 54,614.602 | 11.15 | 608,953 |
| ING MAP PLUS NP15 | 29,987.186 | 11.11 | 333,158 |
| ING MAP PLUS NP16 | 42,031.310 | 11.08 | 465,707 |
| ING MAP PLUS NP17 | 26,974.443 | 11.05 | 298,068 |
| ING MAP PLUS NP18 | 5,447.553 | 11.02 | 60,032 |
| ING MAP PLUS NP19 | 44,958.079 | 10.98 | 493,640 |
| ING MAP PLUS NP20 | 69,232.633 | 10.95 | 758,097 |
| ING MAP PLUS NP21 | 26,426.842 | 10.92 | 288,581 |
| ING MAP PLUS NP22 | 3,400.820 | 10.89 | 37,035 |
| ING MAP PLUS NP23 | 9,358.840 | 10.85 | 101,543 |
| ING MAP PLUS NP25 | 2,811.160 | 10.79 | 30,332 |
| ING MAP PLUS NP26 | 5,918.830 | 10.76 | 63,687 |
| ING MAP PLUS NP27 | 7,128.771 | 10.73 | 76,492 |
| ING MAP PLUS NP28 | 54,588.517 | 10.70 | 584,097 |
| ING MAP PLUS NP29 | 4,336.920 | 10.66 | 46,232 |
| ING MAP PLUS NP30 | 68.256 | 10.63 | 726 |
| | 523,825.757 | | $ 5,795,580 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **American Century Inflation-Adjusted Bond Fund -** | | | |
| **Investor Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 1,151.170 | $ 10.72 | $ 12,341 |
| ING MAP PLUS NP17 | 2,164.599 | 10.70 | 23,161 |
| ING MAP PLUS NP27 | 500.408 | 10.67 | 5,339 |
| Qualified VI | 182,945.935 | 10.69 | 1,955,692 |
| Qualified XII (0.00) | 3,424.684 | 10.78 | 36,918 |
| Qualified XII (0.30) | 4,657.046 | 10.76 | 50,110 |
| Qualified XII (0.40) | 364.735 | 10.75 | 3,921 |
| Qualified XII (0.50) | 8,278.576 | 10.75 | 88,995 |
| Qualified XII (0.55) | 2,058.084 | 10.74 | 22,104 |
| Qualified XII (0.60) | 20.379 | 10.74 | 219 |
| Qualified XII (0.65) | 5,289.484 | 10.74 | 56,809 |
| Qualified XII (0.70) | 9.821 | 10.73 | 105 |
| Qualified XII (0.75) | 24,427.677 | 10.73 | 262,109 |
| Qualified XII (0.80) | 46,604.366 | 10.73 | 500,065 |
| Qualified XII (0.85) | 59,423.632 | 10.72 | 637,021 |
| Qualified XII (0.90) | 4,262.597 | 10.72 | 45,695 |
| Qualified XII (0.95) | 23,653.747 | 10.72 | 253,568 |
| Qualified XII (1.00) | 117,956.405 | 10.71 | 1,263,313 |
| Qualified XII (1.05) | 1,792.299 | 10.71 | 19,196 |
| Qualified XII (1.10) | 6,424.028 | 10.71 | 68,801 |
| Qualified XII (1.15) | 7,196.194 | 10.70 | 76,999 |
| Qualified XII (1.20) | 3,791.303 | 10.70 | 40,567 |
| Qualified XII (1.25) | 13,688.326 | 10.69 | 146,328 |
| Qualified XII (1.35) | 597.565 | 10.69 | 6,388 |
| Qualified XII (1.40) | 1,883.778 | 10.68 | 20,119 |
| Qualified XVI | 131.086 | 10.68 | 1,400 |
| Qualified XXVII | 289,327.439 | 10.69 | 3,092,910 |
| Qualified XXXVIII | 8,924.277 | 10.78 | 96,204 |
| Qualified LIV | 8,063.450 | 10.73 | 86,521 |
| Qualified LVI | 17,418.931 | 10.76 | 187,428 |
| | 846,432.021 | | $ 9,060,346 |
| | | | |
| **American Century Income & Growth Fund - A Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (1.00) | 297.555 | $ 27.50 | $ 8,183 |
| Qualified XXVII | 522,790.855 | 8.89 | 4,647,611 |
| | 523,088.410 | | $ 4,655,794 |

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Notes to Financial Statements

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Ariel Appreciation Fund** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP9 | 14,457.420 | $ 11.46 | $ 165,682 |
| ING MAP PLUS NP11 | 790.507 | 11.40 | 9,012 |
| ING MAP PLUS NP13 | 385.436 | 11.33 | 4,367 |
| ING MAP PLUS NP14 | 14,517.320 | 11.29 | 163,901 |
| ING MAP PLUS NP15 | 12,927.607 | 11.26 | 145,565 |
| ING MAP PLUS NP16 | 403.897 | 11.23 | 4,536 |
| ING MAP PLUS NP17 | 6,761.248 | 11.19 | 75,658 |
| ING MAP PLUS NP18 | 887.532 | 11.16 | 9,905 |
| ING MAP PLUS NP19 | 128.893 | 11.13 | 1,435 |
| ING MAP PLUS NP22 | 10.451 | 11.03 | 115 |
| ING MAP PLUS NP26 | 267.128 | 10.90 | 2,912 |
| ING MAP PLUS NP28 | 684.351 | 10.84 | 7,418 |
| ING MAP PLUS NP29 | 1,587.863 | 10.80 | 17,149 |
| ING MAP PLUS NP32 | 261.429 | 10.71 | 2,800 |
| ING MAP PLUS NP36 | 1,096.324 | 10.58 | 11,599 |
| | 55,167.406 | | $ 622,054 |
| **Ariel Fund** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP8 | 1,377.335 | $ 10.51 | $ 14,476 |
| ING MAP PLUS NP9 | 23,475.300 | 10.48 | 246,021 |
| ING MAP PLUS NP14 | 5,321.946 | 10.33 | 54,976 |
| ING MAP PLUS NP15 | 27,409.504 | 10.30 | 282,318 |
| ING MAP PLUS NP16 | 300.997 | 10.26 | 3,088 |
| ING MAP PLUS NP17 | 16,728.332 | 10.23 | 171,131 |
| ING MAP PLUS NP18 | 5,701.555 | 10.20 | 58,156 |
| ING MAP PLUS NP19 | 10,584.386 | 10.17 | 107,643 |
| ING MAP PLUS NP20 | 17,453.998 | 10.14 | 176,984 |
| ING MAP PLUS NP21 | 2,401.882 | 10.11 | 24,283 |
| ING MAP PLUS NP23 | 4,231.091 | 10.05 | 42,522 |
| ING MAP PLUS NP24 | 1,516.984 | 10.02 | 15,200 |
| ING MAP PLUS NP25 | 1,395.528 | 10.00 | 13,955 |
| ING MAP PLUS NP26 | 979.032 | 9.97 | 9,761 |
| ING MAP PLUS NP27 | 90.984 | 9.94 | 904 |
| ING MAP PLUS NP28 | 720.838 | 9.91 | 7,144 |
| ING MAP PLUS NP29 | 1,591.523 | 9.88 | 15,724 |
| ING MAP PLUS NP30 | 2,585.780 | 9.85 | 25,470 |
| ING MAP PLUS NP36 | 139.020 | 9.68 | 1,346 |
| | 124,006.015 | | $ 1,271,102 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Artisan International Fund - Investor Shares** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 85.374 | $ 7.68 | $ 656 |
| ING MAP PLUS NP11 | 41.853 | 13.31 | 557 |
| ING MAP PLUS NP12 | 6.672 | 13.31 | 89 |
| Qualified VI | 88,128.654 | 7.68 | 676,828 |
| Qualified XII (0.25) | 145.491 | 8.13 | 1,183 |
| Qualified XII (0.30) | 7,775.181 | 8.11 | 63,057 |
| Qualified XII (0.40) | 1,147.744 | 8.09 | 9,285 |
| Qualified XII (0.50) | 3,790.128 | 8.07 | 30,586 |
| Qualified XII (0.55) | 645.300 | 8.06 | 5,201 |
| Qualified XII (0.60) | 4,079.410 | 8.05 | 32,839 |
| Qualified XII (0.65) | 456.000 | 8.04 | 3,666 |
| Qualified XII (0.70) | 461.019 | 8.03 | 3,702 |
| Qualified XII (0.75) | 3,231.630 | 8.02 | 25,918 |
| Qualified XII (0.80) | 13,361.407 | 8.01 | 107,025 |
| Qualified XII (0.85) | 22,281.555 | 8.00 | 178,252 |
| Qualified XII (0.90) | 833.611 | 7.99 | 6,661 |
| Qualified XII (0.95) | 10,664.253 | 7.98 | 85,101 |
| Qualified XII (1.00) | 50,777.440 | 7.96 | 404,188 |
| Qualified XII (1.05) | 779.152 | 7.95 | 6,194 |
| Qualified XII (1.10) | 637.673 | 7.94 | 5,063 |
| Qualified XII (1.15) | 3,878.284 | 7.93 | 30,755 |
| Qualified XII (1.20) | 284.763 | 7.92 | 2,255 |
| Qualified XII (1.25) | 12,780.402 | 7.91 | 101,093 |
| Qualified XII (1.35) | 0.859 | 7.89 | 7 |
| Qualified XII (1.40) | 638.860 | 7.88 | 5,034 |
| Qualified XIII | 718.049 | 7.71 | 5,536 |
| Qualified XVI | 1,268.611 | 7.64 | 9,692 |
| Qualified XXVI | 386.237 | 7.72 | 2,982 |
| Qualified XXXIV | 98.487 | 7.76 | 764 |
| Qualified XXXVIII | 91.009 | 7.84 | 714 |
| Qualified LIV | 1,863.521 | 7.73 | 14,405 |
| Qualified LVI | 1,229.106 | 7.80 | 9,587 |
| | 232,567.735 | | $ 1,828,875 |
| **BlackRock Mid Cap Value Opportunities Fund -** | | | |
| **Investor A Shares** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 36.319 | $ 12.67 | $ 460 |
| ING MAP PLUS NP11 | 46.055 | 12.65 | 583 |
| Qualified VI | 9,886.958 | 12.60 | 124,576 |
| Qualified XII (0.40) | 361.326 | 12.67 | 4,578 |
| Qualified XII (0.55) | 59.346 | 12.65 | 751 |
| Qualified XII (0.60) | 10.252 | 12.65 | 130 |
| Qualified XII (0.70) | 12.765 | 12.64 | 161 |
| Qualified XII (0.80) | 567.290 | 12.63 | 7,165 |
| Qualified XII (0.85) | 1,096.375 | 12.63 | 13,847 |
| Qualified XII (0.90) | 22.305 | 12.63 | 282 |
| Qualified XII (0.95) | 339.080 | 12.62 | 4,279 |

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **BlackRock Mid Cap Value Opportunities Fund -** | | | | | |
| **Investor A Shares (continued)** | | | | | |
| Qualified XII (1.00) | 991.515 | $ | 12.62 | $ | 12,513 |
| Qualified XII (1.05) | 6.933 | | 12.61 | | 87 |
| Qualified XII (1.10) | 10.504 | | 12.61 | | 132 |
| Qualified XII (1.20) | 76.659 | | 12.60 | | 966 |
| Qualified XII (1.25) | 56.945 | | 12.60 | | 718 |
| Qualified XII (1.40) | 19.506 | | 12.58 | | 245 |
| Qualified XXVII | 6,980.850 | | 12.99 | | 90,681 |
| Qualified LIV | 85.030 | | 12.63 | | 1,074 |
| | 20,666.013 | | | $ | 263,228 |
| | | | | | |
| **The Bond Fund of America<sup>SM</sup>, Inc. - Class R-4** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING Custom Choice 62 | 155.506 | $ | 9.87 | $ | 1,535 |
| Qualified VI | 196,860.350 | | 9.87 | | 1,943,012 |
| Qualified XII (0.30) | 2,596.840 | | 10.02 | | 26,020 |
| Qualified XII (0.35) | 1,053.396 | | 10.01 | | 10,544 |
| Qualified XII (0.40) | 5,176.246 | | 10.00 | | 51,762 |
| Qualified XII (0.50) | 11,517.347 | | 9.99 | | 115,058 |
| Qualified XII (0.55) | 311.247 | | 9.98 | | 3,106 |
| Qualified XII (0.60) | 1,843.928 | | 9.97 | | 18,384 |
| Qualified XII (0.65) | 12,569.474 | | 9.96 | | 125,192 |
| Qualified XII (0.70) | 1,829.259 | | 9.96 | | 18,219 |
| Qualified XII (0.75) | 24,855.142 | | 9.95 | | 247,309 |
| Qualified XII (0.80) | 50,694.033 | | 9.94 | | 503,899 |
| Qualified XII (0.85) | 53,287.938 | | 9.93 | | 529,149 |
| Qualified XII (0.90) | 2,404.873 | | 9.92 | | 23,856 |
| Qualified XII (0.95) | 54,367.489 | | 9.91 | | 538,782 |
| Qualified XII (1.00) | 126,047.527 | | 9.91 | | 1,249,131 |
| Qualified XII (1.05) | 2,769.042 | | 9.90 | | 27,414 |
| Qualified XII (1.10) | 8,689.129 | | 9.89 | | 85,935 |
| Qualified XII (1.15) | 5,715.580 | | 9.88 | | 56,470 |
| Qualified XII (1.20) | 1,421.559 | | 9.87 | | 14,031 |
| Qualified XII (1.25) | 12,439.210 | | 9.87 | | 122,775 |
| Qualified XII (1.35) | 4.471 | | 9.85 | | 44 |
| Qualified XII (1.40) | 5,802.427 | | 9.84 | | 57,096 |
| Qualified XII (1.45) | 52.968 | | 9.83 | | 521 |
| Qualified XV | 3,312.964 | | 9.91 | | 32,831 |
| Qualified XVI | 693.422 | | 9.82 | | 6,809 |
| Qualified XXVI | 666.980 | | 9.92 | | 6,616 |
| Qualified XXXIV | 21.736 | | 9.98 | | 217 |
| Qualified XXXVIII | 4,466.551 | | 10.07 | | 44,978 |
| Qualified LIV | 9,101.149 | | 9.94 | | 90,465 |
| Qualified LVI | 3,087.542 | | 10.03 | | 30,968 |
| | 603,815.325 | | | $ | 5,982,128 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Calvert Social Balanced Portfolio** | | | |
| Currently payable annuity contracts: | 10,838.899 | $ 10.62 | $ 115,109 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 762.246 | 10.32 | 7,866 |
| Qualified V | 496.515 | 20.88 | 10,367 |
| Qualified VI | 544,542.031 | 20.83 | 11,342,811 |
| Qualified VIII | 4,855.919 | 18.90 | 91,777 |
| Qualified X (1.15) | 11,703.473 | 10.80 | 126,398 |
| Qualified X (1.25) | 63,255.845 | 10.67 | 674,940 |
| Qualified XII (0.00) | 913.283 | 12.53 | 11,443 |
| Qualified XII (0.05) | 5,401.123 | 23.17 | 125,144 |
| Qualified XII (0.20) | 3,281.000 | 12.25 | 40,192 |
| Qualified XII (0.25) | 42.174 | 12.17 | 513 |
| Qualified XII (0.30) | 8,552.325 | 12.10 | 103,483 |
| Qualified XII (0.35) | 210.840 | 12.03 | 2,536 |
| Qualified XII (0.40) | 5,287.306 | 16.72 | 88,404 |
| Qualified XII (0.50) | 13,253.319 | 12.11 | 160,498 |
| Qualified XII (0.55) | 10,091.787 | 11.76 | 118,679 |
| Qualified XII (0.60) | 4,895.449 | 11.69 | 57,228 |
| Qualified XII (0.65) | 87,779.674 | 11.62 | 1,020,000 |
| Qualified XII (0.70) | 78,696.339 | 11.55 | 908,943 |
| Qualified XII (0.75) | 44,679.564 | 11.49 | 513,368 |
| Qualified XII (0.80) | 99,477.908 | 12.02 | 1,195,724 |
| Qualified XII (0.85) | 128,599.236 | 15.94 | 2,049,872 |
| Qualified XII (0.90) | 8,761.628 | 11.79 | 103,300 |
| Qualified XII (0.95) | 110,584.552 | 15.72 | 1,738,389 |
| Qualified XII (1.00) | 297,679.819 | 15.62 | 4,649,759 |
| Qualified XII (1.05) | 9,009.164 | 15.51 | 139,732 |
| Qualified XII (1.10) | 39,583.842 | 15.41 | 609,987 |
| Qualified XII (1.15) | 11,115.138 | 15.30 | 170,062 |
| Qualified XII (1.20) | 5,411.470 | 15.20 | 82,254 |
| Qualified XII (1.25) | 32,906.631 | 15.09 | 496,561 |
| Qualified XII (1.35) | 2,704.114 | 14.89 | 40,264 |
| Qualified XII (1.40) | 17,007.252 | 14.79 | 251,537 |
| Qualified XII (1.45) | 2,191.689 | 14.69 | 32,196 |
| Qualified XII (1.50) | 177.399 | 14.59 | 2,588 |
| Qualified XV | 3,604.355 | 21.66 | 78,070 |
| Qualified XVI | 27,967.533 | 20.17 | 564,105 |
| Qualified XVII | 500.185 | 20.83 | 10,419 |
| Qualified XVIII | 1,154.388 | 10.67 | 12,317 |
| Qualified XXVII | 399,657.988 | 28.29 | 11,306,324 |
| Qualified XXVIII | 94,498.243 | 28.04 | 2,649,731 |
| Qualified XXXIV | 3,927.687 | 8.44 | 33,150 |
| Qualified XXXVI | 558.205 | 10.96 | 6,118 |
| Qualified XXXVIII | 55,181.920 | 8.52 | 470,150 |
| Qualified LIV | 8,230.465 | 10.16 | 83,622 |
| Qualified LVI | 9,479.811 | 10.33 | 97,926 |
| | 2,269,509.733 | | $ 42,393,856 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Capital World Growth & Income Fund<sup>SM</sup>, Inc. - Class R-3** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 1,079.767 | $ 12.85 | $ 13,875 |
| ING MAP PLUS NP12 | 48.275 | 12.84 | 620 |
| | 1,128.042 | | $ 14,495 |
| **Columbia<sup>SM</sup> Acorn Fund® - Class Z** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 2,383.465 | $ 8.74 | $ 20,831 |
| Qualified XV | 655.293 | 8.78 | 5,753 |
| Qualified XLII | 271,744.582 | 8.92 | 2,423,962 |
| Qualified XLIII | 27.786 | 8.83 | 245 |
| | 274,811.126 | | $ 2,450,791 |
| **Columbia Mid Cap Value Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP6 | 18,648.738 | $ 8.05 | $ 150,122 |
| ING MAP PLUS NP8 | 2,204.162 | 8.03 | 17,699 |
| ING MAP PLUS NP9 | 609.306 | 8.03 | 4,893 |
| ING MAP PLUS NP11 | 279.141 | 8.01 | 2,236 |
| ING MAP PLUS NP15 | 13,866.931 | 7.99 | 110,797 |
| ING MAP PLUS NP17 | 393.167 | 7.97 | 3,134 |
| ING MAP PLUS NP21 | 47.820 | 7.95 | 380 |
| ING MAP PLUS NP22 | 131.683 | 7.94 | 1,046 |
| ING MAP PLUS NP25 | 2.159 | 7.92 | 17 |
| ING MAP PLUS NP26 | 308.386 | 7.92 | 2,442 |
| ING MAP PLUS NP28 | 1,137.065 | 7.90 | 8,983 |
| ING MAP PLUS NP29 | 36.208 | 7.90 | 286 |
| Qualified VI | 34,657.885 | 7.94 | 275,184 |
| Qualified XII (0.00) | 1,775.546 | 8.11 | 14,400 |
| Qualified XII (0.30) | 1,131.462 | 8.07 | 9,131 |
| Qualified XII (0.40) | 117.774 | 8.05 | 948 |
| Qualified XII (0.50) | 342.894 | 8.04 | 2,757 |
| Qualified XII (0.55) | 975.803 | 8.03 | 7,836 |
| Qualified XII (0.60) | 648.435 | 8.03 | 5,207 |
| Qualified XII (0.65) | 1,353.515 | 8.02 | 10,855 |
| Qualified XII (0.70) | 429.981 | 8.01 | 3,444 |
| Qualified XII (0.75) | 1,120.245 | 8.01 | 8,973 |
| Qualified XII (0.80) | 14,223.026 | 8.00 | 113,784 |
| Qualified XII (0.85) | 11,624.149 | 7.99 | 92,877 |
| Qualified XII (0.90) | 276.223 | 7.99 | 2,207 |
| Qualified XII (0.95) | 4,623.519 | 7.98 | 36,896 |
| Qualified XII (1.00) | 57,737.123 | 7.97 | 460,165 |
| Qualified XII (1.05) | 22.616 | 7.97 | 180 |
| Qualified XII (1.10) | 3,188.534 | 7.96 | 25,381 |
| Qualified XII (1.15) | 2,486.001 | 7.95 | 19,764 |
| Qualified XII (1.20) | 28.361 | 7.95 | 225 |
| Qualified XII (1.25) | 2,198.316 | 7.94 | 17,455 |
| Qualified XII (1.40) | 1,510.254 | 7.92 | 11,961 |
| Qualified XII (1.45) | 5.195 | 7.91 | 41 |
| Qualified XVI | 2.982 | 7.91 | 24 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Columbia Mid Cap Value Fund - Class A (continued)** | | | |
| Qualified XXI | 180,795.959 | $ 8.00 | $ 1,446,368 |
| Qualified XXVI | 502.618 | 7.99 | 4,016 |
| Qualified LIV | 10,716.269 | 8.00 | 85,730 |
| Qualified LVI | 428.463 | 8.07 | 3,458 |
| | 370,587.914 | | $ 2,961,302 |
| **Columbia Mid Cap Value Fund - Class Z** | | | |
| Contracts in accumulation period: | | | |
| Qualified XLII | 161,323.542 | $ 8.14 | $ 1,313,174 |
| Qualified LIV | 151.607 | 8.04 | 1,219 |
| | 161,475.149 | | $ 1,314,393 |
| **CRM Mid Cap Value Fund - Investor Shares** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP6 | 5,637.736 | $ 12.17 | $ 68,611 |
| ING MAP PLUS NP11 | 117.872 | 12.15 | 1,432 |
| | 5,755.608 | | $ 70,043 |
| **DWS Equity 500 Index Fund - Class S** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (1.00) | 20,779.234 | $ 11.89 | $ 247,065 |
| **Eaton Vance Large-Cap Value Fund - Class R** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 1,034.141 | $ 12.21 | $ 12,627 |
| ING MAP PLUS NP12 | 66.559 | 12.21 | 813 |
| | 1,100.700 | | $ 13,440 |
| **EuroPacific Growth Fund® - Class R-3** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 73,443.616 | $ 16.61 | $ 1,219,898 |
| ING MAP PLUS NP3 | 140.405 | 16.51 | 2,318 |
| ING MAP PLUS NP4 | 21,752.953 | 16.47 | 358,271 |
| ING MAP PLUS NP5 | 8,573.311 | 16.42 | 140,774 |
| ING MAP PLUS NP6 | 38,027.583 | 16.37 | 622,512 |
| ING MAP PLUS NP8 | 102,804.666 | 16.27 | 1,672,632 |
| ING MAP PLUS NP9 | 61,041.624 | 16.22 | 990,095 |
| ING MAP PLUS NP10 | 29,568.991 | 16.18 | 478,426 |
| ING MAP PLUS NP11 | 38,672.709 | 16.13 | 623,791 |
| ING MAP PLUS NP12 | 16,563.364 | 16.08 | 266,339 |
| ING MAP PLUS NP13 | 16,262.823 | 16.03 | 260,693 |
| ING MAP PLUS NP14 | 65,213.369 | 15.99 | 1,042,762 |
| ING MAP PLUS NP15 | 69,889.059 | 15.94 | 1,114,032 |
| ING MAP PLUS NP16 | 752.807 | 15.89 | 11,962 |
| ING MAP PLUS NP17 | 22,544.181 | 15.85 | 357,325 |
| ING MAP PLUS NP18 | 3,977.092 | 15.80 | 62,838 |
| ING MAP PLUS NP19 | 17,151.347 | 15.75 | 270,134 |
| ING MAP PLUS NP20 | 9,607.646 | 15.71 | 150,936 |
| ING MAP PLUS NP21 | 25,708.104 | 15.66 | 402,589 |
| ING MAP PLUS NP22 | 16,896.757 | 15.61 | 263,758 |
| ING MAP PLUS NP23 | 23,796.186 | 15.57 | 370,507 |
| ING MAP PLUS NP24 | 5,050.038 | 15.52 | 78,377 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **EuroPacific Growth Fund® - Class R-3 (continued)** | | | |
| ING MAP PLUS NP25 | 7,665.271 | 15.48 | 118,658 |
| ING MAP PLUS NP26 | 10,523.171 | 15.43 | 162,373 |
| ING MAP PLUS NP27 | 190.505 | 15.38 | 2,930 |
| ING MAP PLUS NP28 | 17,273.485 | 15.34 | 264,975 |
| ING MAP PLUS NP29 | 10,688.025 | 15.29 | 163,420 |
| ING MAP PLUS NP30 | 4,507.031 | 15.25 | 68,732 |
| ING MAP PLUS NP31 | 45.618 | 15.20 | 693 |
| ING MAP PLUS NP32 | 1,870.026 | 15.16 | 28,350 |
| ING MAP PLUS NP36 | 401.702 | 14.98 | 6,017 |
| | 720,603.465 | | $ 11,577,117 |
| | | | |
| **EuroPacific Growth Fund® - Class R-4** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 9,930.549 | $ 16.25 | $ 161,371 |
| ING Custom Choice 65 | 2,557.710 | 14.49 | 37,061 |
| Qualified V | 2,500.142 | 15.45 | 38,627 |
| Qualified VI | 3,252,867.665 | 15.60 | 50,744,736 |
| Qualified XII (0.00) | 39,259.308 | 16.74 | 657,201 |
| Qualified XII (0.05) | 276,847.719 | 16.71 | 4,626,125 |
| Qualified XII (0.10) | 73.239 | 16.65 | 1,219 |
| Qualified XII (0.25) | 452.906 | 16.51 | 7,477 |
| Qualified XII (0.30) | 214,092.721 | 16.46 | 3,523,966 |
| Qualified XII (0.35) | 1,789.636 | 16.41 | 29,368 |
| Qualified XII (0.40) | 87,378.890 | 16.37 | 1,430,392 |
| Qualified XII (0.50) | 1,915,626.174 | 16.27 | 31,167,238 |
| Qualified XII (0.55) | 176,649.167 | 16.23 | 2,867,016 |
| Qualified XII (0.60) | 35,173.615 | 16.18 | 569,109 |
| Qualified XII (0.65) | 450,104.663 | 16.14 | 7,264,689 |
| Qualified XII (0.70) | 328,320.490 | 16.09 | 5,282,677 |
| Qualified XII (0.75) | 1,022,503.173 | 16.04 | 16,400,951 |
| Qualified XII (0.80) | 603,193.271 | 16.00 | 9,651,092 |
| Qualified XII (0.85) | 466,338.116 | 15.95 | 7,438,093 |
| Qualified XII (0.90) | 62,562.770 | 15.91 | 995,374 |
| Qualified XII (0.95) | 548,199.900 | 15.86 | 8,694,450 |
| Qualified XII (1.00) | 3,019,894.480 | 15.82 | 47,774,731 |
| Qualified XII (1.05) | 56,874.836 | 15.77 | 896,916 |
| Qualified XII (1.10) | 86,617.226 | 15.73 | 1,362,489 |
| Qualified XII (1.15) | 136,704.420 | 15.68 | 2,143,525 |
| Qualified XII (1.20) | 23,498.512 | 15.64 | 367,517 |
| Qualified XII (1.25) | 167,669.245 | 15.60 | 2,615,640 |
| Qualified XII (1.30) | 189.406 | 15.55 | 2,945 |
| Qualified XII (1.35) | 9,436.318 | 15.51 | 146,357 |
| Qualified XII (1.40) | 20,628.117 | 15.46 | 318,911 |
| Qualified XII (1.45) | 1,918.176 | 15.42 | 29,578 |
| Qualified XII (1.50) | 1,608.578 | 15.38 | 24,740 |
| Qualified XV | 11,782.322 | 15.86 | 186,868 |
| Qualified XVI | 76,605.195 | 15.38 | 1,178,188 |
| Qualified XVII | 604.344 | 15.72 | 9,500 |
| Qualified XXI | 33,940.406 | 16.00 | 543,046 |
| Qualified XXVI | 2,351.676 | 15.95 | 37,509 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **EuroPacific Growth Fund® - Class R-4 (continued)** | | | |
| Qualified XXVII | 2,451,826.374 | $ 13.91 | $ 34,104,905 |
| Qualified XXXIII (0.65) | 7,108.600 | 16.80 | 119,424 |
| Qualified XXXIV | 5,848.116 | 8.12 | 47,487 |
| Qualified XXXVIII | 69,773.572 | 8.20 | 572,143 |
| Qualified XLIII | 5,853.469 | 8.12 | 47,530 |
| Qualified LIV | 166,555.604 | 14.33 | 2,386,742 |
| Qualified LVI | 36,525.806 | 14.57 | 532,181 |
| | 15,890,236.622 | | $ 247,037,104 |
| | | | |
| **Evergreen Special Values Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP8 | 2,035.857 | $ 12.36 | $ 25,163 |
| ING MAP PLUS NP9 | 5,977.329 | 12.33 | 73,700 |
| ING MAP PLUS NP14 | 120.037 | 12.14 | 1,457 |
| ING MAP PLUS NP17 | 6,760.448 | 12.04 | 81,396 |
| ING MAP PLUS NP18 | 2,009.985 | 12.00 | 24,120 |
| ING MAP PLUS NP20 | 6,339.763 | 11.93 | 75,633 |
| ING MAP PLUS NP26 | 1,604.947 | 11.72 | 18,810 |
| ING MAP PLUS NP27 | 254.170 | 11.69 | 2,971 |
| Qualified V | 362.163 | 18.39 | 6,660 |
| Qualified VI | 785,985.830 | 18.66 | 14,666,496 |
| Qualified XII (0.10) | 19.417 | 20.79 | 404 |
| Qualified XII (0.30) | 53,015.070 | 20.41 | 1,082,038 |
| Qualified XII (0.40) | 25,493.055 | 20.21 | 515,215 |
| Qualified XII (0.50) | 13,845.190 | 20.03 | 277,319 |
| Qualified XII (0.55) | 20,870.916 | 19.93 | 415,957 |
| Qualified XII (0.60) | 9,129.528 | 19.84 | 181,130 |
| Qualified XII (0.65) | 45,701.007 | 19.75 | 902,595 |
| Qualified XII (0.70) | 28,496.432 | 19.65 | 559,955 |
| Qualified XII (0.75) | 174,732.111 | 19.56 | 3,417,760 |
| Qualified XII (0.80) | 11,211.361 | 19.47 | 218,285 |
| Qualified XII (0.85) | 108,555.055 | 19.38 | 2,103,797 |
| Qualified XII (0.90) | 44,483.671 | 19.29 | 858,090 |
| Qualified XII (0.95) | 113,856.999 | 19.20 | 2,186,054 |
| Qualified XII (1.00) | 607,006.062 | 19.11 | 11,599,886 |
| Qualified XII (1.05) | 19,064.826 | 19.02 | 362,613 |
| Qualified XII (1.10) | 19,956.690 | 18.93 | 377,780 |
| Qualified XII (1.15) | 39,609.982 | 18.84 | 746,252 |
| Qualified XII (1.20) | 5,704.525 | 18.75 | 106,960 |
| Qualified XII (1.25) | 35,143.042 | 18.66 | 655,769 |
| Qualified XII (1.30) | 8,509.355 | 18.58 | 158,104 |
| Qualified XII (1.35) | 116.823 | 18.49 | 2,160 |
| Qualified XII (1.40) | 3,961.711 | 18.40 | 72,895 |
| Qualified XII (1.45) | 955.173 | 18.32 | 17,499 |
| Qualified XII (1.50) | 3.717 | 18.23 | 68 |
| Qualified XVI | 10,121.747 | 18.23 | 184,519 |
| Qualified XVII | 406.813 | 18.66 | 7,591 |
| Qualified XXVII | 2,126,652.263 | 18.93 | 40,257,527 |
| Qualified XXXIV | 1,869.222 | 8.26 | 15,440 |
| Qualified XXXVIII | 1,708.338 | 8.34 | 14,248 |
| Qualified LIV | 39,529.179 | 11.09 | 438,379 |
| | 4,381,179.809 | | $ 82,712,695 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Equity-Income Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 269,610.564 | $9.59 to $10.80 | $ 2,903,518 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 2,620.070 | 10.24 | 26,830 |
| ING Custom Choice 65 | 10,319.925 | 9.96 | 102,786 |
| ING MAP PLUS NP1 | 19,396.716 | 10.37 | 201,144 |
| ING MAP PLUS NP6 | 11,929.004 | 10.22 | 121,914 |
| ING MAP PLUS NP8 | 10,869.956 | 10.16 | 110,439 |
| ING MAP PLUS NP11 | 16,036.630 | 10.07 | 161,489 |
| ING MAP PLUS NP12 | 4,485.305 | 10.04 | 45,032 |
| ING MAP PLUS NP13 | 29,415.564 | 10.01 | 294,450 |
| ING MAP PLUS NP14 | 1,391.234 | 9.98 | 13,885 |
| ING MAP PLUS NP15 | 17,033.699 | 9.95 | 169,485 |
| ING MAP PLUS NP16 | 1,400.115 | 9.92 | 13,889 |
| ING MAP PLUS NP17 | 7,325.315 | 9.89 | 72,447 |
| ING MAP PLUS NP20 | 9,333.466 | 9.80 | 91,468 |
| ING MAP PLUS NP22 | 267.203 | 9.74 | 2,603 |
| ING MAP PLUS NP23 | 2,525.523 | 9.72 | 24,548 |
| ING MAP PLUS NP24 | 1,154.985 | 9.69 | 11,192 |
| ING MAP PLUS NP26 | 4,848.048 | 9.63 | 46,687 |
| ING MAP PLUS NP28 | 2,378.912 | 9.57 | 22,766 |
| ING MAP PLUS NP29 | 3,394.172 | 9.55 | 32,414 |
| ING MAP PLUS NP30 | 1,997.263 | 9.52 | 19,014 |
| ING MAP PLUS NP32 | 44.493 | 9.46 | 421 |
| ING MAP PLUS NP36 | 1,167.440 | 9.35 | 10,916 |
| Qualified V | 2,820.653 | 18.91 | 53,339 |
| Qualified VI | 3,266,009.001 | 19.42 | 63,425,895 |
| Qualified VIII | 2,651.530 | 19.33 | 51,254 |
| Qualified X (1.15) | 252,568.469 | 24.68 | 6,233,390 |
| Qualified X (1.25) | 278,676.426 | 24.30 | 6,771,837 |
| Qualified XII (0.00) | 30,022.154 | 12.76 | 383,083 |
| Qualified XII (0.05) | 123,950.482 | 21.58 | 2,674,851 |
| Qualified XII (0.10) | 234.060 | 12.61 | 2,951 |
| Qualified XII (0.20) | 65,342.293 | 12.46 | 814,165 |
| Qualified XII (0.25) | 11,560.239 | 12.39 | 143,231 |
| Qualified XII (0.30) | 299,833.531 | 12.32 | 3,693,949 |
| Qualified XII (0.35) | 9,351.718 | 12.25 | 114,559 |
| Qualified XII (0.40) | 122,797.017 | 18.55 | 2,277,885 |
| Qualified XII (0.45) | 47.215 | 12.11 | 572 |
| Qualified XII (0.50) | 1,418,007.886 | 12.52 | 17,753,459 |
| Qualified XII (0.55) | 148,927.310 | 11.97 | 1,782,660 |
| Qualified XII (0.60) | 75,944.775 | 11.90 | 903,743 |
| Qualified XII (0.65) | 670,535.361 | 11.83 | 7,932,433 |
| Qualified XII (0.70) | 302,710.575 | 11.76 | 3,559,876 |
| Qualified XII (0.75) | 280,525.007 | 11.69 | 3,279,337 |
| Qualified XII (0.80) | 804,864.852 | 12.68 | 10,205,686 |
| Qualified XII (0.85) | 373,153.588 | 17.69 | 6,601,087 |
| Qualified XII (0.90) | 56,842.310 | 12.33 | 700,866 |
| Qualified XII (0.95) | 686,819.837 | 17.45 | 11,985,006 |

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Notes to Financial Statements

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Equity-Income Portfolio - Initial Class (continued)** | | | |
| Qualified XII (1.00) | 1,395,515.890 | $ 17.33 | $ 24,184,290 |
| Qualified XII (1.05) | 85,701.456 | 17.21 | 1,474,922 |
| Qualified XII (1.10) | 146,695.670 | 17.09 | 2,507,029 |
| Qualified XII (1.15) | 140,149.229 | 16.98 | 2,379,734 |
| Qualified XII (1.20) | 49,321.489 | 16.86 | 831,560 |
| Qualified XII (1.25) | 143,169.845 | 16.75 | 2,398,095 |
| Qualified XII (1.30) | 8,916.300 | 16.63 | 148,278 |
| Qualified XII (1.35) | 2,974.625 | 16.52 | 49,141 |
| Qualified XII (1.40) | 18,638.490 | 16.41 | 305,858 |
| Qualified XII (1.45) | 8,189.676 | 16.30 | 133,492 |
| Qualified XII (1.50) | 3,869.425 | 16.19 | 62,646 |
| Qualified XIII | 2,248.904 | 20.22 | 45,473 |
| Qualified XV | 28,646.071 | 20.19 | 578,364 |
| Qualified XVI | 118,617.736 | 18.81 | 2,231,200 |
| Qualified XVII | 2,551.355 | 19.42 | 49,547 |
| Qualified XVIII | 9,784.530 | 24.30 | 237,764 |
| Qualified XXVI | 8,473.236 | 20.05 | 169,888 |
| Qualified XXVII | 2,019,630.701 | 20.81 | 42,028,515 |
| Qualified XXVIII | 1,175,450.943 | 20.63 | 24,249,553 |
| Qualified XXXII | 22,816.938 | 10.48 | 239,122 |
| Qualified XXXIV | 82,677.456 | 7.06 | 583,703 |
| Qualified XXXVI | 33,424.254 | 11.02 | 368,335 |
| Qualified XXXVIII | 55,982.248 | 7.13 | 399,153 |
| Qualified XLIII | 15,464.268 | 7.06 | 109,178 |
| Qualified LIV | 58,973.307 | 9.86 | 581,477 |
| Qualified LVI | 152,143.750 | 10.02 | 1,524,480 |
| | 15,503,169.683 | | $ 263,715,248 |
| **Fidelity® VIP Growth Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 46,659.611 | $ 9.75 | $ 454,931 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 3,903.415 | 9.77 | 38,136 |
| ING Custom Choice 65 | 22,263.108 | 10.25 | 228,197 |
| ING MAP PLUS NP1 | 11,704.670 | 9.45 | 110,609 |
| ING MAP PLUS NP9 | 2,874.320 | 9.23 | 26,530 |
| ING MAP PLUS NP11 | 4,605.400 | 9.17 | 42,232 |
| ING MAP PLUS NP17 | 1,878.749 | 9.01 | 16,928 |
| ING MAP PLUS NP21 | 3,932.217 | 8.91 | 35,036 |
| ING MAP PLUS NP24 | 1,652.023 | 8.83 | 14,587 |
| ING MAP PLUS NP26 | 1,484.885 | 8.77 | 13,022 |
| ING MAP PLUS NP30 | 144.783 | 8.67 | 1,255 |
| Qualified V | 134.466 | 15.54 | 2,090 |
| Qualified VI | 4,255,039.917 | 15.71 | 66,846,677 |
| Qualified VIII | 6,683.641 | 15.88 | 106,136 |
| Qualified X (1.15) | 335,810.660 | 22.19 | 7,451,639 |
| Qualified X (1.25) | 309,061.442 | 21.84 | 6,749,902 |
| Qualified XII (0.00) | 32,322.728 | 11.48 | 371,065 |
| Qualified XII (0.05) | 26,974.389 | 17.45 | 470,703 |
| Qualified XII (0.10) | 90.333 | 11.35 | 1,025 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Growth Portfolio - Initial Class** | | | |
| **(continued)** | | | |
| Qualified XII (0.20) | 72,136.150 | $        11.22 | $        809,368 |
| Qualified XII (0.25) | 7,717.926 | 11.16 | 86,132 |
| Qualified XII (0.30) | 406,574.322 | 11.09 | 4,508,909 |
| Qualified XII (0.35) | 21,537.317 | 11.03 | 237,557 |
| Qualified XII (0.40) | 77,200.782 | 15.78 | 1,218,228 |
| Qualified XII (0.45) | 277.676 | 10.90 | 3,027 |
| Qualified XII (0.50) | 417,864.489 | 11.38 | 4,755,298 |
| Qualified XII (0.55) | 207,922.881 | 10.77 | 2,239,329 |
| Qualified XII (0.60) | 166,797.587 | 10.71 | 1,786,402 |
| Qualified XII (0.65) | 1,361,965.799 | 10.65 | 14,504,936 |
| Qualified XII (0.70) | 290,339.224 | 10.59 | 3,074,692 |
| Qualified XII (0.75) | 280,771.178 | 10.53 | 2,956,521 |
| Qualified XII (0.80) | 579,018.528 | 11.46 | 6,635,552 |
| Qualified XII (0.85) | 664,732.929 | 15.04 | 9,997,583 |
| Qualified XII (0.90) | 64,537.467 | 11.06 | 713,784 |
| Qualified XII (0.95) | 631,480.874 | 14.84 | 9,371,176 |
| Qualified XII (1.00) | 1,827,869.745 | 14.74 | 26,942,800 |
| Qualified XII (1.05) | 60,360.564 | 14.64 | 883,679 |
| Qualified XII (1.10) | 204,620.275 | 14.54 | 2,975,179 |
| Qualified XII (1.15) | 107,056.771 | 14.44 | 1,545,900 |
| Qualified XII (1.20) | 65,322.741 | 14.34 | 936,728 |
| Qualified XII (1.25) | 119,462.644 | 14.24 | 1,701,148 |
| Qualified XII (1.30) | 7,923.400 | 14.15 | 112,116 |
| Qualified XII (1.35) | 9,319.967 | 14.05 | 130,946 |
| Qualified XII (1.40) | 30,852.862 | 13.96 | 430,706 |
| Qualified XII (1.45) | 5,700.573 | 13.86 | 79,010 |
| Qualified XII (1.50) | 7,724.064 | 13.77 | 106,360 |
| Qualified XV | 29,823.810 | 16.33 | 487,023 |
| Qualified XVI | 145,983.961 | 15.21 | 2,220,416 |
| Qualified XVII | 2,889.044 | 15.71 | 45,387 |
| Qualified XVIII | 18,082.799 | 21.84 | 394,928 |
| Qualified XXVI | 18,772.125 | 16.22 | 304,484 |
| Qualified XXXII | 27,198.452 | 9.64 | 262,193 |
| Qualified XXXIII (0.65) | 18.437 | 8.94 | 165 |
| Qualified XXXIV | 145,914.325 | 6.55 | 955,739 |
| Qualified XXXVI | 45,095.353 | 9.02 | 406,760 |
| Qualified XXXVIII | 145,771.523 | 6.62 | 965,007 |
| Qualified XLIII | 23,854.965 | 6.55 | 156,250 |
| Qualified LIV | 60,582.518 | 10.14 | 614,307 |
| Qualified LVI | 224,254.267 | 10.31 | 2,312,061 |
| | 13,652,551.071 | | $    190,848,486 |
| | | | |
| **Fidelity® VIP High Income Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 5,783.750 | $11.29 to $11.79 | $        68,143 |
| Contracts in accumulation period: | | | |
| Qualified XXVII | 602,581.969 | 10.90 | 6,568,143 |
| Qualified XXVIII | 219,144.429 | 10.80 | 2,366,760 |
| | 827,510.148 | | $    9,003,046 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Overseas Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 1,867.793 | $ 12.06 | $ 22,526 |
| Qualified V | 777.289 | 16.12 | 12,530 |
| Qualified VI | 688,071.523 | 16.49 | 11,346,299 |
| Qualified VIII | 644.643 | 16.47 | 10,617 |
| Qualified X (1.15) | 73,107.236 | 17.26 | 1,261,831 |
| Qualified X (1.25) | 94,879.956 | 16.99 | 1,612,010 |
| Qualified XII (0.00) | 3,619.496 | 13.12 | 47,488 |
| Qualified XII (0.05) | 41,307.288 | 18.33 | 757,163 |
| Qualified XII (0.20) | 40,973.299 | 12.82 | 525,278 |
| Qualified XII (0.25) | 1,553.791 | 12.74 | 19,795 |
| Qualified XII (0.30) | 53,660.245 | 12.67 | 679,875 |
| Qualified XII (0.35) | 2,690.392 | 12.60 | 33,899 |
| Qualified XII (0.40) | 17,913.896 | 17.46 | 312,777 |
| Qualified XII (0.45) | 15.855 | 12.45 | 197 |
| Qualified XII (0.50) | 43,424.772 | 13.35 | 579,721 |
| Qualified XII (0.55) | 63,158.972 | 12.31 | 777,487 |
| Qualified XII (0.60) | 5,009.816 | 12.23 | 61,270 |
| Qualified XII (0.65) | 280,635.236 | 12.16 | 3,412,524 |
| Qualified XII (0.70) | 35,798.263 | 12.09 | 432,801 |
| Qualified XII (0.75) | 52,509.947 | 12.02 | 631,170 |
| Qualified XII (0.80) | 116,843.345 | 13.36 | 1,561,027 |
| Qualified XII (0.85) | 93,122.707 | 16.64 | 1,549,562 |
| Qualified XII (0.90) | 7,626.882 | 13.23 | 100,904 |
| Qualified XII (0.95) | 61,281.813 | 16.42 | 1,006,247 |
| Qualified XII (1.00) | 135,526.446 | 16.31 | 2,210,436 |
| Qualified XII (1.05) | 10,237.990 | 16.20 | 165,855 |
| Qualified XII (1.10) | 26,517.148 | 16.09 | 426,661 |
| Qualified XII (1.15) | 14,863.243 | 15.98 | 237,515 |
| Qualified XII (1.20) | 12,748.473 | 15.87 | 202,318 |
| Qualified XII (1.25) | 24,291.341 | 15.76 | 382,832 |
| Qualified XII (1.30) | 1,735.024 | 15.65 | 27,153 |
| Qualified XII (1.35) | 663.933 | 15.55 | 10,324 |
| Qualified XII (1.40) | 3,181.907 | 15.44 | 49,129 |
| Qualified XII (1.45) | 208.193 | 15.34 | 3,194 |
| Qualified XII (1.50) | 1,785.388 | 15.23 | 27,191 |
| Qualified XV | 8,409.246 | 17.15 | 144,219 |
| Qualified XVI | 28,245.923 | 15.97 | 451,087 |
| Qualified XVII | 1,749.879 | 16.49 | 28,856 |
| Qualified XVIII | 3,532.075 | 16.99 | 60,010 |
| Qualified XXVI | 1,776.185 | 17.03 | 30,248 |
| Qualified XXVII | 402,279.517 | 9.29 | 3,737,177 |
| Qualified XXXII | 1,749.949 | 13.01 | 22,767 |
| Qualified XXXIV | 8,247.546 | 6.91 | 56,991 |
| Qualified XXXVI | 2,604.117 | 13.99 | 36,432 |
| Qualified XXXVIII | 17,684.333 | 6.97 | 123,260 |
| Qualified XLIII | 1,094.020 | 6.90 | 7,549 |
| Qualified LIV | 7,670.980 | 11.93 | 91,515 |
| Qualified LVI | 29,959.322 | 12.12 | 363,107 |
| | 2,527,256.633 | | $ 35,650,824 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Contrafund® Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 614,951.731 | $ 13.34 | $ 8,203,456 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 29,512.048 | 12.87 | 379,820 |
| ING Custom Choice 65 | 37,437.446 | 12.03 | 450,372 |
| ING MAP PLUS NP1 | 178,049.083 | 13.46 | 2,396,541 |
| ING MAP PLUS NP3 | 2,963.848 | 13.38 | 39,656 |
| ING MAP PLUS NP4 | 30,208.158 | 13.34 | 402,977 |
| ING MAP PLUS NP6 | 27,305.980 | 13.27 | 362,350 |
| ING MAP PLUS NP8 | 143,572.523 | 13.19 | 1,893,722 |
| ING MAP PLUS NP9 | 49,268.708 | 13.15 | 647,884 |
| ING MAP PLUS NP10 | 76,730.727 | 13.11 | 1,005,940 |
| ING MAP PLUS NP11 | 36,492.356 | 13.07 | 476,955 |
| ING MAP PLUS NP12 | 23,028.371 | 13.03 | 300,060 |
| ING MAP PLUS NP13 | 51,925.431 | 12.99 | 674,511 |
| ING MAP PLUS NP14 | 32,041.744 | 12.96 | 415,261 |
| ING MAP PLUS NP15 | 79,465.344 | 12.92 | 1,026,692 |
| ING MAP PLUS NP16 | 34,983.868 | 12.88 | 450,592 |
| ING MAP PLUS NP17 | 67,268.187 | 12.84 | 863,724 |
| ING MAP PLUS NP18 | 21,001.128 | 12.80 | 268,814 |
| ING MAP PLUS NP19 | 29,176.641 | 12.77 | 372,586 |
| ING MAP PLUS NP20 | 65,197.524 | 12.73 | 829,964 |
| ING MAP PLUS NP21 | 36,122.888 | 12.69 | 458,399 |
| ING MAP PLUS NP22 | 5,386.902 | 12.65 | 68,144 |
| ING MAP PLUS NP23 | 17,606.072 | 12.62 | 222,189 |
| ING MAP PLUS NP24 | 21,222.027 | 12.58 | 266,973 |
| ING MAP PLUS NP25 | 19,650.221 | 12.54 | 246,414 |
| ING MAP PLUS NP26 | 27,695.257 | 12.51 | 346,468 |
| ING MAP PLUS NP27 | 851.389 | 12.47 | 10,617 |
| ING MAP PLUS NP28 | 43,339.124 | 12.43 | 538,705 |
| ING MAP PLUS NP29 | 24,145.159 | 12.39 | 299,159 |
| ING MAP PLUS NP30 | 9,352.214 | 12.36 | 115,593 |
| ING MAP PLUS NP32 | 1,153.070 | 12.29 | 14,171 |
| ING MAP PLUS NP35 | 2,779.459 | 12.18 | 33,854 |
| ING MAP PLUS NP36 | 963.021 | 12.14 | 11,691 |
| Qualified V | 2,304.718 | 27.58 | 63,564 |
| Qualified VI | 7,681,516.410 | 28.03 | 215,312,905 |
| Qualified VIII | 4,971.445 | 28.19 | 140,145 |
| Qualified X (1.15) | 315,242.765 | 31.96 | 10,075,159 |
| Qualified X (1.25) | 538,064.117 | 31.49 | 16,943,639 |
| Qualified XII (0.00) | 1,496,673.729 | 11.39 | 17,046,833 |
| Qualified XII (0.05) | 455,869.868 | 31.15 | 14,200,346 |
| Qualified XII (0.10) | 203.441 | 18.66 | 3,796 |
| Qualified XII (0.20) | 256,899.404 | 18.45 | 4,739,794 |
| Qualified XII (0.25) | 18,750.040 | 18.34 | 343,876 |
| Qualified XII (0.30) | 737,447.280 | 18.24 | 13,451,038 |
| Qualified XII (0.35) | 24,726.892 | 18.13 | 448,299 |
| Qualified XII (0.40) | 179,245.409 | 27.97 | 5,013,494 |
| Qualified XII (0.45) | 1,476.116 | 17.92 | 26,452 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Contrafund® Portfolio - Initial Class (continued)** | | | |
| Qualified XII (0.50) | 2,280,120.693 | $ 18.61 | $ 42,433,046 |
| Qualified XII (0.55) | 488,206.102 | 17.71 | 8,646,130 |
| Qualified XII (0.60) | 214,022.932 | 17.61 | 3,768,944 |
| Qualified XII (0.65) | 1,369,701.104 | 17.51 | 23,983,466 |
| Qualified XII (0.70) | 759,567.008 | 17.41 | 13,224,062 |
| Qualified XII (0.75) | 1,158,331.934 | 17.31 | 20,050,726 |
| Qualified XII (0.80) | 1,606,596.174 | 18.92 | 30,396,800 |
| Qualified XII (0.85) | 3,944,179.467 | 26.67 | 105,191,266 |
| Qualified XII (0.90) | 219,596.582 | 18.27 | 4,012,030 |
| Qualified XII (0.95) | 1,150,735.993 | 26.31 | 30,275,864 |
| Qualified XII (1.00) | 3,764,165.393 | 26.13 | 98,357,642 |
| Qualified XII (1.05) | 166,720.012 | 25.95 | 4,326,384 |
| Qualified XII (1.10) | 251,311.934 | 25.78 | 6,478,822 |
| Qualified XII (1.15) | 372,022.091 | 25.60 | 9,523,766 |
| Qualified XII (1.20) | 80,196.253 | 25.43 | 2,039,391 |
| Qualified XII (1.25) | 318,093.326 | 25.25 | 8,031,856 |
| Qualified XII (1.30) | 3,320.402 | 25.08 | 83,276 |
| Qualified XII (1.35) | 7,027.853 | 24.91 | 175,064 |
| Qualified XII (1.40) | 36,898.477 | 24.74 | 912,868 |
| Qualified XII (1.45) | 11,785.879 | 24.57 | 289,579 |
| Qualified XII (1.50) | 6,049.980 | 24.41 | 147,680 |
| Qualified XIII | 7,293.155 | 29.20 | 212,960 |
| Qualified XV | 36,580.563 | 29.15 | 1,066,323 |
| Qualified XVI | 190,163.133 | 27.15 | 5,162,929 |
| Qualified XVII | 18,043.128 | 28.03 | 505,749 |
| Qualified XVIII | 22,039.466 | 31.49 | 694,023 |
| Qualified XXI | 212,686.419 | 29.62 | 6,299,772 |
| Qualified XXVI | 3,798.064 | 28.95 | 109,954 |
| Qualified XXVII | 4,886,994.433 | 32.46 | 158,631,839 |
| Qualified XXVIII | 1,406,595.837 | 32.18 | 45,264,254 |
| Qualified XXXII | 25,384.117 | 13.29 | 337,355 |
| Qualified XXXIII (0.65) | 118,812.707 | 15.28 | 1,815,458 |
| Qualified XXXIV | 107,259.549 | 7.60 | 815,173 |
| Qualified XXXVI | 57,079.431 | 15.40 | 879,023 |
| Qualified XXXVIII | 323,172.870 | 7.67 | 2,478,736 |
| Qualified XLIII | 78,774.597 | 7.59 | 597,899 |
| Qualified LIV | 463,388.140 | 11.90 | 5,514,319 |
| Qualified LVI | 485,170.355 | 12.10 | 5,870,561 |
| | 40,206,124.836 | | $ 970,508,583 |
| | | | |
| **Fidelity® VIP Index 500 Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXVII | 3,874,365.563 | $ 22.84 | $ 88,490,509 |
| Qualified XXVIII | 298,278.777 | 22.64 | 6,753,032 |
| | 4,172,644.340 | | $ 95,243,541 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Mid Cap Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (0.00) | 1,163,340.078 | $ 11.99 | $ 13,948,448 |
| | | | |
| **Fidelity® VIP Asset Manager℠ Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXVII | 760,132.395 | $ 20.58 | $ 15,643,525 |
| Qualified XXVIII | 218,429.292 | 20.40 | 4,455,958 |
| | 978,561.687 | | $ 20,099,483 |
| | | | |
| **Mutual Global Discovery Fund - Class R** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 702.361 | $ 16.09 | $ 11,301 |
| ING MAP PLUS NP6 | 4,751.950 | 15.86 | 75,366 |
| ING MAP PLUS NP8 | 53,940.868 | 15.76 | 850,108 |
| ING MAP PLUS NP9 | 14,299.540 | 15.72 | 224,789 |
| ING MAP PLUS NP11 | 20,036.172 | 15.62 | 312,965 |
| ING MAP PLUS NP12 | 6,920.333 | 15.58 | 107,819 |
| ING MAP PLUS NP13 | 2,758.032 | 15.53 | 42,832 |
| ING MAP PLUS NP14 | 14,730.689 | 15.49 | 228,178 |
| ING MAP PLUS NP15 | 12,206.703 | 15.44 | 188,471 |
| ING MAP PLUS NP17 | 9,341.686 | 15.35 | 143,395 |
| ING MAP PLUS NP18 | 15,764.947 | 15.30 | 241,204 |
| ING MAP PLUS NP19 | 2,865.304 | 15.26 | 43,725 |
| ING MAP PLUS NP20 | 35,667.774 | 15.21 | 542,507 |
| ING MAP PLUS NP21 | 8,830.604 | 15.17 | 133,960 |
| ING MAP PLUS NP22 | 3,509.377 | 15.12 | 53,062 |
| ING MAP PLUS NP23 | 1,938.030 | 15.08 | 29,225 |
| ING MAP PLUS NP24 | 2,379.809 | 15.04 | 35,792 |
| ING MAP PLUS NP25 | 1,571.334 | 14.99 | 23,554 |
| ING MAP PLUS NP26 | 938.691 | 14.95 | 14,033 |
| ING MAP PLUS NP27 | 297.094 | 14.90 | 4,427 |
| ING MAP PLUS NP28 | 2,861.776 | 14.86 | 42,526 |
| ING MAP PLUS NP32 | 175.593 | 14.68 | 2,578 |
| ING MAP PLUS NP36 | 76.645 | 14.51 | 1,112 |
| | 216,565.312 | | $ 3,352,929 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Franklin Small-Mid Cap Growth Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP3 | 690.912 | $ 11.81 | $ 8,160 |
| ING MAP PLUS NP4 | 13,807.650 | 11.77 | 162,516 |
| ING MAP PLUS NP11 | 176.698 | 11.53 | 2,037 |
| ING MAP PLUS NP12 | 1,853.679 | 11.50 | 21,317 |
| ING MAP PLUS NP13 | 546.909 | 11.46 | 6,268 |
| ING MAP PLUS NP14 | 1,224.874 | 11.43 | 14,000 |
| ING MAP PLUS NP15 | 2,626.577 | 11.40 | 29,943 |
| ING MAP PLUS NP16 | 447.309 | 11.36 | 5,081 |
| ING MAP PLUS NP17 | 2,872.068 | 11.33 | 32,541 |
| ING MAP PLUS NP18 | 6,074.424 | 11.30 | 68,641 |
| ING MAP PLUS NP21 | 2,141.494 | 11.20 | 23,985 |
| ING MAP PLUS NP23 | 2,953.262 | 11.13 | 32,870 |
| ING MAP PLUS NP26 | 2,960.690 | 11.03 | 32,656 |
| ING MAP PLUS NP28 | 10,534.097 | 10.97 | 115,559 |
| ING MAP PLUS NP30 | 11.317 | 10.90 | 123 |
| ING MAP PLUS NP32 | 654.910 | 10.84 | 7,099 |
| | 49,576.870 | | $ 562,796 |
| | | | |
| **Franklin Small Cap Value Securities Fund - Class 2** | | | |
| Currently payable annuity contracts: | 119,249.317 | $ 13.14 | $ 1,566,936 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 1,673.798 | 12.49 | 20,906 |
| ING Custom Choice 65 | 2,252.906 | 10.98 | 24,737 |
| ING MAP PLUS NP4 | 15,207.928 | 12.94 | 196,791 |
| ING MAP PLUS NP5 | 1,685.910 | 12.91 | 21,765 |
| ING MAP PLUS NP6 | 2,658.160 | 12.87 | 34,211 |
| ING MAP PLUS NP8 | 38,540.035 | 12.79 | 492,927 |
| ING MAP PLUS NP9 | 599.385 | 12.75 | 7,642 |
| ING MAP PLUS NP10 | 2,758.848 | 12.72 | 35,093 |
| ING MAP PLUS NP11 | 2,888.027 | 12.68 | 36,620 |
| ING MAP PLUS NP12 | 1,849.359 | 12.64 | 23,376 |
| ING MAP PLUS NP13 | 8,110.230 | 12.60 | 102,189 |
| ING MAP PLUS NP14 | 10,649.660 | 12.57 | 133,866 |
| ING MAP PLUS NP15 | 18,203.320 | 12.53 | 228,088 |
| ING MAP PLUS NP16 | 12,390.756 | 12.49 | 154,761 |
| ING MAP PLUS NP17 | 8,635.315 | 12.46 | 107,596 |
| ING MAP PLUS NP18 | 1,499.370 | 12.42 | 18,622 |
| ING MAP PLUS NP19 | 45.713 | 12.38 | 566 |
| ING MAP PLUS NP20 | 259.782 | 12.35 | 3,208 |
| ING MAP PLUS NP21 | 2,367.864 | 12.31 | 29,148 |
| ING MAP PLUS NP22 | 574.694 | 12.27 | 7,051 |
| ING MAP PLUS NP23 | 808.458 | 12.24 | 9,896 |
| ING MAP PLUS NP24 | 358.242 | 12.20 | 4,371 |
| ING MAP PLUS NP26 | 3,698.424 | 12.13 | 44,862 |
| ING MAP PLUS NP28 | 2,341.619 | 12.06 | 28,240 |
| ING MAP PLUS NP29 | 541.194 | 12.02 | 6,505 |
| ING MAP PLUS NP30 | 1,964.096 | 11.99 | 23,550 |
| ING MAP PLUS NP32 | 476.951 | 11.92 | 5,685 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Franklin Small Cap Value Securities Fund - Class 2** | | | |
| **(continued)** | | | |
| ING MAP PLUS NP35 | 794.365 | $ 11.81 | $ 9,381 |
| ING MAP PLUS NP36 | 99.007 | 11.78 | 1,166 |
| Qualified V | 368.354 | 14.65 | 5,396 |
| Qualified VI | 1,107,964.035 | 14.85 | 16,453,266 |
| Qualified X (1.15) | 44,260.774 | 14.97 | 662,584 |
| Qualified X (1.25) | 107,113.702 | 14.85 | 1,590,638 |
| Qualified XII (0.00) | 1,573.967 | 16.50 | 25,970 |
| Qualified XII (0.05) | 36,211.624 | 16.24 | 588,077 |
| Qualified XII (0.10) | 205.686 | 16.36 | 3,365 |
| Qualified XII (0.20) | 37.400 | 16.23 | 607 |
| Qualified XII (0.25) | 46.296 | 16.16 | 748 |
| Qualified XII (0.30) | 179,700.459 | 16.09 | 2,891,380 |
| Qualified XII (0.40) | 62,253.152 | 15.95 | 992,938 |
| Qualified XII (0.50) | 835,056.638 | 15.82 | 13,210,596 |
| Qualified XII (0.55) | 39,469.472 | 15.75 | 621,644 |
| Qualified XII (0.60) | 41,203.366 | 15.69 | 646,481 |
| Qualified XII (0.65) | 274,512.775 | 15.62 | 4,287,890 |
| Qualified XII (0.70) | 51,356.059 | 15.55 | 798,587 |
| Qualified XII (0.75) | 136,277.563 | 15.49 | 2,110,939 |
| Qualified XII (0.80) | 36,126.493 | 15.42 | 557,071 |
| Qualified XII (0.85) | 181,624.024 | 15.36 | 2,789,745 |
| Qualified XII (0.90) | 19,174.079 | 15.29 | 293,172 |
| Qualified XII (0.95) | 189,715.132 | 15.23 | 2,889,361 |
| Qualified XII (1.00) | 770,867.495 | 15.16 | 11,686,351 |
| Qualified XII (1.05) | 31,208.793 | 15.10 | 471,253 |
| Qualified XII (1.10) | 27,950.142 | 15.04 | 420,370 |
| Qualified XII (1.15) | 38,808.480 | 14.97 | 580,963 |
| Qualified XII (1.20) | 24,340.771 | 14.91 | 362,921 |
| Qualified XII (1.25) | 66,300.659 | 14.85 | 984,565 |
| Qualified XII (1.30) | 1,892.476 | 14.78 | 27,971 |
| Qualified XII (1.35) | 1,407.268 | 14.72 | 20,715 |
| Qualified XII (1.40) | 3,111.533 | 14.66 | 45,615 |
| Qualified XII (1.45) | 2,447.493 | 14.60 | 35,733 |
| Qualified XII (1.50) | 324.866 | 14.54 | 4,724 |
| Qualified XV | 5,398.309 | 15.23 | 82,216 |
| Qualified XVI | 19,557.508 | 14.54 | 284,366 |
| Qualified XVII | 2,293.051 | 14.85 | 34,052 |
| Qualified XVIII | 3,372.937 | 14.85 | 50,088 |
| Qualified XXI | 31,775.234 | 15.42 | 489,974 |
| Qualified XXVI | 2,519.957 | 15.29 | 38,530 |
| Qualified XXVII | 427,581.814 | 16.69 | 7,136,340 |
| Qualified XXVIII | 535,827.127 | 14.28 | 7,651,611 |
| Qualified XXXII | 1,046.717 | 12.77 | 13,367 |
| Qualified XXXIII (0.65) | 51,226.918 | 15.70 | 804,263 |
| Qualified XXXIV | 2,302.077 | 8.13 | 18,716 |
| Qualified XXXVIII | 14,397.702 | 8.21 | 118,205 |
| Qualified XLIII | 2,264.906 | 8.12 | 18,391 |
| Qualified LIV | 21,562.120 | 10.86 | 234,165 |
| Qualified LVI | 22,760.557 | 11.04 | 251,277 |
| | 5,719,980.693 | | $ 86,666,952 |

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **Fundamental Investors<sup>SM</sup>, Inc. - Class R-3** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING MAP PLUS NP6 | 19,525.732 | $ | 8.12 | $ | 158,549 |
| ING MAP PLUS NP9 | 9,986.633 | | 8.10 | | 80,892 |
| ING MAP PLUS NP11 | 2,799.923 | | 8.09 | | 22,651 |
| ING MAP PLUS NP13 | 348.750 | | 8.07 | | 2,814 |
| ING MAP PLUS NP14 | 3,568.410 | | 8.07 | | 28,797 |
| ING MAP PLUS NP15 | 6,503.134 | | 8.06 | | 52,415 |
| ING MAP PLUS NP17 | 12,423.533 | | 8.05 | | 100,009 |
| ING MAP PLUS NP18 | 293.127 | | 8.04 | | 2,357 |
| ING MAP PLUS NP22 | 1,958.829 | | 8.01 | | 15,690 |
| ING MAP PLUS NP23 | 484.547 | | 8.01 | | 3,881 |
| ING MAP PLUS NP27 | 3,253.030 | | 7.98 | | 25,959 |
| ING MAP PLUS NP28 | 538.049 | | 7.97 | | 4,288 |
| ING MAP PLUS NP29 | 870.635 | | 7.97 | | 6,939 |
| | 62,554.332 | | | $ | 505,241 |
| **Fundamental Investors<sup>SM</sup>, Inc. - Class R-4** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING Custom Choice 62 | 2,071.608 | $ | 8.03 | $ | 16,635 |
| Qualified V | 508.984 | | 8.01 | | 4,077 |
| Qualified VI | 784,999.533 | | 8.03 | | 6,303,546 |
| Qualified XII (0.30) | 15,264.400 | | 8.16 | | 124,558 |
| Qualified XII (0.40) | 81,610.942 | | 8.14 | | 664,313 |
| Qualified XII (0.50) | 20,640.882 | | 8.13 | | 167,810 |
| Qualified XII (0.55) | 1,120.762 | | 8.12 | | 9,101 |
| Qualified XII (0.60) | 27,144.618 | | 8.12 | | 220,414 |
| Qualified XII (0.65) | 12,882.390 | | 8.11 | | 104,476 |
| Qualified XII (0.70) | 22,733.319 | | 8.10 | | 184,140 |
| Qualified XII (0.75) | 152,684.747 | | 8.10 | | 1,236,746 |
| Qualified XII (0.80) | 96,818.132 | | 8.09 | | 783,259 |
| Qualified XII (0.85) | 141,751.767 | | 8.08 | | 1,145,354 |
| Qualified XII (0.90) | 28,551.222 | | 8.08 | | 230,694 |
| Qualified XII (0.95) | 160,449.494 | | 8.07 | | 1,294,827 |
| Qualified XII (1.00) | 501,927.589 | | 8.06 | | 4,045,536 |
| Qualified XII (1.05) | 6,916.604 | | 8.06 | | 55,748 |
| Qualified XII (1.10) | 18,090.117 | | 8.05 | | 145,625 |
| Qualified XII (1.15) | 26,638.832 | | 8.04 | | 214,176 |
| Qualified XII (1.20) | 10,181.907 | | 8.04 | | 81,863 |
| Qualified XII (1.25) | 38,453.781 | | 8.03 | | 308,784 |
| Qualified XII (1.30) | 41.185 | | 8.02 | | 330 |
| Qualified XII (1.35) | 8.677 | | 8.02 | | 70 |
| Qualified XII (1.40) | 435.253 | | 8.01 | | 3,486 |
| Qualified XII (1.50) | 455.926 | | 8.00 | | 3,647 |
| Qualified XIII | 466.113 | | 8.07 | | 3,762 |
| Qualified XVI | 8,212.912 | | 8.00 | | 65,703 |
| Qualified XXI | 506,993.756 | | 8.09 | | 4,101,579 |
| Qualified XXXIV | 340.778 | | 8.12 | | 2,767 |
| Qualified XXXVIII | 4,245.833 | | 8.20 | | 34,816 |
| Qualified LIV | 26,511.838 | | 8.09 | | 214,481 |
| Qualified LVI | 1,055.996 | | 8.16 | | 8,617 |
| | 2,700,209.897 | | | $ | 21,780,940 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **The Growth Fund of America® - Class R-3** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 66,751.951 | $    12.36 | $      825,054 |
| ING MAP PLUS NP3 | 271.523 | 12.29 | 3,337 |
| ING MAP PLUS NP4 | 27,168.247 | 12.25 | 332,811 |
| ING MAP PLUS NP6 | 32,732.176 | 12.18 | 398,678 |
| ING MAP PLUS NP8 | 121,108.117 | 12.11 | 1,466,619 |
| ING MAP PLUS NP9 | 104,347.096 | 12.07 | 1,259,469 |
| ING MAP PLUS NP10 | 39,038.061 | 12.04 | 470,018 |
| ING MAP PLUS NP11 | 97,629.710 | 12.00 | 1,171,557 |
| ING MAP PLUS NP12 | 18,254.397 | 11.96 | 218,323 |
| ING MAP PLUS NP13 | 37,617.925 | 11.93 | 448,782 |
| ING MAP PLUS NP14 | 106,754.941 | 11.89 | 1,269,316 |
| ING MAP PLUS NP15 | 104,299.545 | 11.86 | 1,236,993 |
| ING MAP PLUS NP16 | 14,425.892 | 11.82 | 170,514 |
| ING MAP PLUS NP17 | 56,304.293 | 11.79 | 663,828 |
| ING MAP PLUS NP18 | 69,189.136 | 11.75 | 812,972 |
| ING MAP PLUS NP19 | 51,447.846 | 11.72 | 602,969 |
| ING MAP PLUS NP20 | 51,157.085 | 11.69 | 598,026 |
| ING MAP PLUS NP21 | 57,924.955 | 11.65 | 674,826 |
| ING MAP PLUS NP22 | 41,918.156 | 11.62 | 487,089 |
| ING MAP PLUS NP23 | 38,983.460 | 11.58 | 451,428 |
| ING MAP PLUS NP24 | 5,014.732 | 11.55 | 57,920 |
| ING MAP PLUS NP25 | 6,646.745 | 11.51 | 76,504 |
| ING MAP PLUS NP26 | 6,878.243 | 11.48 | 78,962 |
| ING MAP PLUS NP27 | 1,158.167 | 11.45 | 13,261 |
| ING MAP PLUS NP28 | 57,222.324 | 11.41 | 652,907 |
| ING MAP PLUS NP29 | 12,465.015 | 11.38 | 141,852 |
| ING MAP PLUS NP30 | 6,590.861 | 11.35 | 74,806 |
| ING MAP PLUS NP31 | 61.620 | 11.31 | 697 |
| ING MAP PLUS NP32 | 2,303.266 | 11.28 | 25,981 |
| ING MAP PLUS NP35 | 1,088.775 | 11.18 | 12,173 |
| ING MAP PLUS NP36 | 4.429 | 11.15 | 49 |
| Qualified XII (1.00) | 62,449.577 | 9.33 | 582,655 |
| | 1,299,208.266 | | $   15,280,376 |
| **The Growth Fund of America® - Class R-4** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 12,134.557 | $    12.02 | $      145,857 |
| ING Custom Choice 65 | 774.672 | 11.81 | 9,149 |
| Qualified V | 4,614.141 | 11.59 | 53,478 |
| Qualified VI | 5,228,768.172 | 11.70 | 61,176,588 |
| Qualified XII (0.00) | 27,349.805 | 12.56 | 343,514 |
| Qualified XII (0.05) | 6,938.141 | 12.54 | 87,004 |
| Qualified XII (0.10) | 420.772 | 12.49 | 5,255 |
| Qualified XII (0.25) | 470.224 | 12.38 | 5,821 |
| Qualified XII (0.30) | 263,366.419 | 12.35 | 3,252,575 |
| Qualified XII (0.35) | 1,517.098 | 12.31 | 18,675 |
| Qualified XII (0.40) | 101,313.769 | 12.28 | 1,244,133 |
| Qualified XII (0.50) | 3,715,842.510 | 12.21 | 45,370,437 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **The Growth Fund of America® - Class R-4** | | | |
| **(continued)** | | | |
| Qualified XII (0.55) | 339,960.131 | $ 12.17 | $ 4,137,315 |
| Qualified XII (0.60) | 73,914.566 | 12.14 | 897,323 |
| Qualified XII (0.65) | 422,408.055 | 12.10 | 5,111,137 |
| Qualified XII (0.70) | 430,520.813 | 12.07 | 5,196,386 |
| Qualified XII (0.75) | 1,206,364.628 | 12.04 | 14,524,630 |
| Qualified XII (0.80) | 1,708,652.073 | 12.00 | 20,503,825 |
| Qualified XII (0.85) | 758,979.069 | 11.97 | 9,084,979 |
| Qualified XII (0.90) | 156,731.433 | 11.93 | 1,869,806 |
| Qualified XII (0.95) | 866,847.703 | 11.90 | 10,315,488 |
| Qualified XII (1.00) | 4,122,456.695 | 11.87 | 48,933,561 |
| Qualified XII (1.05) | 96,562.500 | 11.83 | 1,142,334 |
| Qualified XII (1.10) | 147,477.767 | 11.80 | 1,740,238 |
| Qualified XII (1.15) | 247,547.079 | 11.77 | 2,913,629 |
| Qualified XII (1.20) | 33,967.350 | 11.73 | 398,437 |
| Qualified XII (1.25) | 314,662.384 | 11.70 | 3,681,550 |
| Qualified XII (1.30) | 7,273.518 | 11.67 | 84,882 |
| Qualified XII (1.35) | 7,689.785 | 11.63 | 89,432 |
| Qualified XII (1.40) | 36,064.345 | 11.60 | 418,346 |
| Qualified XII (1.45) | 8,781.354 | 11.57 | 101,600 |
| Qualified XII (1.50) | 1,553.885 | 11.53 | 17,916 |
| Qualified XIII | 1,140.450 | 11.90 | 13,571 |
| Qualified XV | 29,892.303 | 11.90 | 355,718 |
| Qualified XVI | 78,359.296 | 11.53 | 903,483 |
| Qualified XVII | 27,639.758 | 11.79 | 325,873 |
| Qualified XXI | 173,084.279 | 12.00 | 2,077,011 |
| Qualified XXVI | 2,065.655 | 11.96 | 24,705 |
| Qualified XXVII | 2,446,987.662 | 11.37 | 27,822,250 |
| Qualified XXXIII (0.65) | 12,469.763 | 12.43 | 154,999 |
| Qualified XXXIV | 51,393.942 | 7.89 | 405,498 |
| Qualified XXXVIII | 60,195.965 | 7.97 | 479,762 |
| Qualified XLIII | 25,847.701 | 7.89 | 203,938 |
| Qualified LIV | 83,434.975 | 11.68 | 974,521 |
| Qualified LVI | 41,718.227 | 11.88 | 495,613 |
| | 23,386,155.389 | | $ 277,112,242 |
| | | | |
| **The Income Fund of America® - Class R-3** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 6,050.039 | $ 12.47 | $ 75,444 |
| ING MAP PLUS NP6 | 6,504.598 | 12.28 | 79,876 |
| ING MAP PLUS NP8 | 2,242.282 | 12.21 | 27,378 |
| ING MAP PLUS NP9 | 3,850.606 | 12.17 | 46,862 |
| ING MAP PLUS NP10 | 6,445.219 | 12.14 | 78,245 |
| ING MAP PLUS NP11 | 12,517.792 | 12.10 | 151,465 |
| ING MAP PLUS NP12 | 3,716.825 | 12.07 | 44,862 |
| ING MAP PLUS NP13 | 12,264.599 | 12.03 | 147,543 |
| ING MAP PLUS NP14 | 6,309.764 | 12.00 | 75,717 |
| ING MAP PLUS NP15 | 21,888.531 | 11.96 | 261,787 |
| ING MAP PLUS NP16 | 225.488 | 11.93 | 2,690 |
| ING MAP PLUS NP17 | 8,462.068 | 11.89 | 100,614 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **The Income Fund of America® - Class R-3 (continued)** | | | |
| ING MAP PLUS NP18 | 3,279.793 | $ 11.85 | $ 38,866 |
| ING MAP PLUS NP19 | 7,733.240 | 11.82 | 91,407 |
| ING MAP PLUS NP20 | 8,434.455 | 11.78 | 99,358 |
| ING MAP PLUS NP21 | 12,829.859 | 11.75 | 150,751 |
| ING MAP PLUS NP22 | 1,917.648 | 11.72 | 22,475 |
| ING MAP PLUS NP24 | 615.548 | 11.65 | 7,171 |
| ING MAP PLUS NP25 | 10,756.402 | 11.61 | 124,882 |
| ING MAP PLUS NP26 | 7,318.599 | 11.58 | 84,749 |
| ING MAP PLUS NP28 | 1,335.671 | 11.51 | 15,374 |
| ING MAP PLUS NP29 | 754.769 | 11.48 | 8,665 |
| ING MAP PLUS NP30 | 1,450.951 | 11.44 | 16,599 |
| ING MAP PLUS NP32 | 289.574 | 11.37 | 3,292 |
| ING MAP PLUS NP35 | 1,983.695 | 11.27 | 22,356 |
| ING MAP PLUS NP36 | 4.364 | 11.24 | 49 |
| | 149,182.379 | | $ 1,778,477 |
| | | | |
| **ING Balanced Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 765,527.008 | $10.09 to $33.68 | $ 17,785,503 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 119.730 | 10.74 | 1,286 |
| ING Custom Choice 65 | 3,681.171 | 10.50 | 38,652 |
| ING MAP PLUS NP1 | 1,809.379 | 10.99 | 19,885 |
| ING MAP PLUS NP15 | 0.329 | 10.55 | 3 |
| ING MAP PLUS NP21 | 2,159.569 | 10.36 | 22,373 |
| ING MAP PLUS NP25 | 286.188 | 10.24 | 2,931 |
| ING MAP PLUS NP26 | 2,299.233 | 10.21 | 23,475 |
| Qualified I | 18,481.779 | 32.97 | 609,344 |
| Qualified V | 628.955 | 24.29 | 15,277 |
| Qualified VI | 5,334,428.257 | 24.80 | 132,293,821 |
| Qualified VII | 82,099.711 | 24.03 | 1,972,856 |
| Qualified VIII | 1,720.365 | 23.00 | 39,568 |
| Qualified IX | 1,064.542 | 24.45 | 26,028 |
| Qualified X (1.15) | 377,418.067 | 25.20 | 9,510,935 |
| Qualified X (1.25) | 962,054.095 | 24.80 | 23,858,942 |
| Qualified XII (0.00) | 39,492.878 | 14.01 | 553,295 |
| Qualified XII (0.05) | 47,132.132 | 27.59 | 1,300,376 |
| Qualified XII (0.10) | 65.921 | 13.85 | 913 |
| Qualified XII (0.20) | 35,460.961 | 13.69 | 485,461 |
| Qualified XII (0.25) | 39,380.209 | 13.61 | 535,965 |
| Qualified XII (0.30) | 206,017.350 | 13.53 | 2,787,415 |
| Qualified XII (0.35) | 9,861.580 | 13.45 | 132,638 |
| Qualified XII (0.40) | 29,954.510 | 19.22 | 575,726 |
| Qualified XII (0.45) | 36.856 | 13.30 | 490 |
| Qualified XII (0.50) | 286,439.565 | 13.73 | 3,932,815 |
| Qualified XII (0.55) | 112,620.992 | 13.15 | 1,480,966 |
| Qualified XII (0.60) | 195,593.467 | 13.07 | 2,556,407 |
| Qualified XII (0.65) | 371,665.055 | 12.99 | 4,827,929 |
| Qualified XII (0.70) | 188,224.265 | 12.92 | 2,431,858 |
| Qualified XII (0.75) | 343,743.840 | 12.84 | 4,413,671 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Balanced Portfolio - Class I (continued)** | | | |
| Qualified XII (0.80) | 1,199,186.423 | $ 13.63 | $ 16,344,911 |
| Qualified XII (0.85) | 983,557.659 | 18.33 | 18,028,612 |
| Qualified XII (0.90) | 178,074.545 | 13.24 | 2,357,707 |
| Qualified XII (0.95) | 553,154.916 | 18.08 | 10,001,041 |
| Qualified XII (1.00) | 1,132,032.134 | 17.95 | 20,319,977 |
| Qualified XII (1.05) | 55,246.992 | 17.83 | 985,054 |
| Qualified XII (1.10) | 188,955.127 | 17.71 | 3,346,395 |
| Qualified XII (1.15) | 268,446.378 | 17.59 | 4,721,972 |
| Qualified XII (1.20) | 28,081.037 | 17.47 | 490,576 |
| Qualified XII (1.25) | 66,783.980 | 17.35 | 1,158,702 |
| Qualified XII (1.30) | 2,747.516 | 17.23 | 47,340 |
| Qualified XII (1.35) | 3,282.883 | 17.12 | 56,203 |
| Qualified XII (1.40) | 16,549.419 | 17.00 | 281,340 |
| Qualified XII (1.45) | 34.132 | 16.88 | 576 |
| Qualified XII (1.50) | 1,459.438 | 16.77 | 24,475 |
| Qualified XIII | 8.512 | 25.83 | 220 |
| Qualified XV | 10,885.558 | 25.79 | 280,739 |
| Qualified XVI | 106,516.486 | 24.02 | 2,558,526 |
| Qualified XVII | 67,835.892 | 25.59 | 1,735,920 |
| Qualified XVIII | 143,422.578 | 25.59 | 3,670,184 |
| Qualified XIX | 951.944 | 34.02 | 32,385 |
| Qualified XX | 19,757.980 | 33.60 | 663,868 |
| Qualified XXVI | 1,871.492 | 25.97 | 48,603 |
| Qualified XXVII | 844,430.990 | 33.33 | 28,144,885 |
| Qualified XXVIII | 102,341.532 | 33.25 | 3,402,856 |
| Qualified XXX | 28,285.122 | 31.83 | 900,315 |
| Qualified XXXII | 221,847.327 | 10.77 | 2,389,296 |
| Qualified XXXIII (0.65) | 5.354 | 11.69 | 63 |
| Qualified XXXIV | 136,813.207 | 8.45 | 1,156,072 |
| Qualified XXXVI | 21,940.484 | 11.80 | 258,898 |
| Qualified XXXVIII | 149,675.957 | 8.53 | 1,276,736 |
| Qualified XLIII | 12,394.711 | 8.44 | 104,611 |
| Qualified LIV | 220,708.759 | 10.39 | 2,293,164 |
| Qualified LVI | 238,935.268 | 10.57 | 2,525,546 |
| | 16,465,689.691 | | $ 341,844,572 |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Real Estate Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 14,066.300 | $ 13.73 | $ 193,130 |
| ING MAP PLUS NP3 | 249.894 | 13.65 | 3,411 |
| ING MAP PLUS NP4 | 7,255.035 | 13.60 | 98,668 |
| ING MAP PLUS NP6 | 7,381.502 | 13.52 | 99,798 |
| ING MAP PLUS NP9 | 8,003.935 | 13.41 | 107,333 |
| ING MAP PLUS NP11 | 4.945 | 13.33 | 66 |
| ING MAP PLUS NP12 | 4,182.800 | 13.29 | 55,589 |
| ING MAP PLUS NP13 | 6,494.649 | 13.25 | 86,054 |
| ING MAP PLUS NP15 | 7.952 | 13.17 | 105 |
| ING MAP PLUS NP16 | 10,649.005 | 13.13 | 139,821 |
| ING MAP PLUS NP17 | 537.397 | 13.09 | 7,035 |
| ING MAP PLUS NP18 | 15,439.271 | 13.05 | 201,482 |
| ING MAP PLUS NP19 | 1,714.003 | 13.01 | 22,299 |
| ING MAP PLUS NP20 | 26,089.231 | 12.98 | 338,638 |
| ING MAP PLUS NP21 | 7,281.985 | 12.94 | 94,229 |
| ING MAP PLUS NP23 | 2,708.525 | 12.86 | 34,832 |
| ING MAP PLUS NP24 | 2,726.040 | 12.82 | 34,948 |
| ING MAP PLUS NP25 | 686.174 | 12.79 | 8,776 |
| ING MAP PLUS NP26 | 845.957 | 12.75 | 10,786 |
| ING MAP PLUS NP28 | 4,686.547 | 12.67 | 59,379 |
| ING MAP PLUS NP29 | 728.146 | 12.64 | 9,204 |
| ING MAP PLUS NP30 | 390.923 | 12.60 | 4,926 |
| | 122,130.216 | | $ 1,610,509 |
| **ING GNMA Income Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 6,980.006 | $ 12.98 | $ 90,600 |
| ING MAP PLUS NP8 | 30,914.331 | 12.72 | 393,230 |
| ING MAP PLUS NP9 | 76,545.207 | 12.68 | 970,593 |
| ING MAP PLUS NP10 | 3,660.546 | 12.64 | 46,269 |
| ING MAP PLUS NP11 | 8,642.041 | 12.61 | 108,976 |
| ING MAP PLUS NP12 | 337.078 | 12.57 | 4,237 |
| ING MAP PLUS NP13 | 1,736.638 | 12.53 | 21,760 |
| ING MAP PLUS NP14 | 22,069.727 | 12.49 | 275,651 |
| ING MAP PLUS NP15 | 91,261.551 | 12.46 | 1,137,119 |
| ING MAP PLUS NP17 | 23,747.021 | 12.38 | 293,988 |
| ING MAP PLUS NP18 | 25,701.987 | 12.35 | 317,420 |
| ING MAP PLUS NP19 | 5,876.327 | 12.31 | 72,338 |
| ING MAP PLUS NP20 | 16,394.630 | 12.27 | 201,162 |
| ING MAP PLUS NP21 | 29,346.777 | 12.24 | 359,205 |
| ING MAP PLUS NP22 | 0.488 | 12.20 | 6 |
| ING MAP PLUS NP23 | 6,868.537 | 12.17 | 83,590 |
| ING MAP PLUS NP24 | 1,147.410 | 12.13 | 13,918 |
| ING MAP PLUS NP26 | 3,489.378 | 12.06 | 42,082 |
| ING MAP PLUS NP28 | 3,264.903 | 11.99 | 39,146 |
| ING MAP PLUS NP29 | 10,588.675 | 11.95 | 126,535 |
| ING MAP PLUS NP30 | 1,716.520 | 11.92 | 20,461 |
| ING MAP PLUS NP32 | 651.209 | 11.85 | 7,717 |
| Qualified XII (1.00) | 16,626.395 | 12.02 | 199,849 |
| | 387,567.382 | | $ 4,825,852 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Intermediate Bond Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 21,114.514 | $ 11.83 | $ 249,785 |
| ING MAP PLUS NP5 | 9,114.553 | 11.69 | 106,549 |
| ING MAP PLUS NP8 | 64,875.673 | 11.58 | 751,260 |
| ING MAP PLUS NP9 | 28,458.805 | 11.55 | 328,699 |
| ING MAP PLUS NP10 | 24,415.206 | 11.52 | 281,263 |
| ING MAP PLUS NP11 | 23,102.966 | 11.48 | 265,222 |
| ING MAP PLUS NP12 | 18.566 | 11.45 | 213 |
| ING MAP PLUS NP14 | 1,247.708 | 11.38 | 14,199 |
| ING MAP PLUS NP15 | 15,214.704 | 11.35 | 172,687 |
| ING MAP PLUS NP16 | 8,540.203 | 11.31 | 96,590 |
| ING MAP PLUS NP17 | 18,664.189 | 11.28 | 210,532 |
| ING MAP PLUS NP18 | 6,185.177 | 11.25 | 69,583 |
| ING MAP PLUS NP19 | 8,131.788 | 11.21 | 91,157 |
| ING MAP PLUS NP20 | 30,303.809 | 11.18 | 338,797 |
| ING MAP PLUS NP21 | 9,978.621 | 11.15 | 111,262 |
| ING MAP PLUS NP22 | 602.457 | 11.12 | 6,699 |
| ING MAP PLUS NP23 | 33,539.829 | 11.08 | 371,621 |
| ING MAP PLUS NP24 | 5,444.654 | 11.05 | 60,163 |
| ING MAP PLUS NP25 | 15,258.911 | 11.02 | 168,153 |
| ING MAP PLUS NP26 | 3,550.065 | 10.98 | 38,980 |
| ING MAP PLUS NP28 | 3,731.921 | 10.92 | 40,753 |
| ING MAP PLUS NP29 | 312.200 | 10.89 | 3,400 |
| ING MAP PLUS NP32 | 1,951.019 | 10.79 | 21,051 |
| | 333,757.538 | | $ 3,798,618 |
| **ING Intermediate Bond Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 291,628.366 | $10.82 to $80.97 | $ 6,357,160 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 8,043.383 | 11.44 | 92,016 |
| ING Custom Choice 65 | 5,115.390 | 11.36 | 58,111 |
| ING MAP PLUS NP1 | 50,999.875 | 11.80 | 601,799 |
| ING MAP PLUS NP8 | 39,184.833 | 11.56 | 452,977 |
| ING MAP PLUS NP9 | 30,932.853 | 11.53 | 356,656 |
| ING MAP PLUS NP10 | 4,893.320 | 11.49 | 56,224 |
| ING MAP PLUS NP11 | 103,996.462 | 11.46 | 1,191,799 |
| ING MAP PLUS NP12 | 53,056.166 | 11.43 | 606,432 |
| ING MAP PLUS NP13 | 34,594.391 | 11.39 | 394,030 |
| ING MAP PLUS NP14 | 39,309.315 | 11.36 | 446,554 |
| ING MAP PLUS NP15 | 22,519.553 | 11.33 | 255,147 |
| ING MAP PLUS NP16 | 17.884 | 11.29 | 202 |
| ING MAP PLUS NP17 | 14,237.790 | 11.26 | 160,318 |
| ING MAP PLUS NP18 | 7,727.575 | 11.23 | 86,781 |
| ING MAP PLUS NP19 | 1,370.169 | 11.19 | 15,332 |
| ING MAP PLUS NP21 | 12,927.639 | 11.13 | 143,885 |
| ING MAP PLUS NP22 | 2,475.504 | 11.09 | 27,453 |
| ING MAP PLUS NP23 | 3,514.428 | 11.06 | 38,870 |
| ING MAP PLUS NP24 | 936.420 | 11.03 | 10,329 |
| ING MAP PLUS NP26 | 1,006.714 | 10.96 | 11,034 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Intermediate Bond Portfolio - Class I (continued)** | | | |
| ING MAP PLUS NP27 | 1,190.156 | $ 10.93 | $ 13,008 |
| ING MAP PLUS NP28 | 5,854.592 | 10.90 | 63,815 |
| ING MAP PLUS NP29 | 10,568.580 | 10.87 | 114,880 |
| ING MAP PLUS NP30 | 1,688.399 | 10.83 | 18,285 |
| ING MAP PLUS NP35 | 709.481 | 10.68 | 7,577 |
| Qualified I | 5,474.893 | 80.86 | 442,700 |
| Qualified V | 1,064.751 | 20.32 | 21,636 |
| Qualified VI | 4,443,610.553 | 20.46 | 90,916,272 |
| Qualified VII | 60,824.677 | 19.06 | 1,159,318 |
| Qualified VIII | 5,795.638 | 18.83 | 109,132 |
| Qualified IX | 512.547 | 20.00 | 10,251 |
| Qualified X (1.15) | 227,411.108 | 20.80 | 4,730,151 |
| Qualified X (1.25) | 610,079.503 | 20.46 | 12,482,227 |
| Qualified XII (0.00) | 10,984.743 | 17.52 | 192,453 |
| Qualified XII (0.05) | 115,915.924 | 22.74 | 2,635,928 |
| Qualified XII (0.05) | 96,033.162 | 22.74 | 2,183,794 |
| Qualified XII (0.10) | 7.827 | 17.32 | 136 |
| Qualified XII (0.20) | 44,136.775 | 17.12 | 755,622 |
| Qualified XII (0.25) | 13,448.208 | 17.02 | 228,889 |
| Qualified XII (0.30) | 193,047.992 | 16.92 | 3,266,372 |
| Qualified XII (0.35) | 3,550.158 | 16.82 | 59,714 |
| Qualified XII (0.40) | 75,955.381 | 19.20 | 1,458,343 |
| Qualified XII (0.45) | 853.529 | 16.63 | 14,194 |
| Qualified XII (0.50) | 505,538.294 | 16.76 | 8,472,822 |
| Qualified XII (0.55) | 247,183.662 | 16.44 | 4,063,699 |
| Qualified XII (0.60) | 105,760.924 | 16.34 | 1,728,133 |
| Qualified XII (0.65) | 592,616.554 | 16.25 | 9,630,019 |
| Qualified XII (0.70) | 367,914.080 | 16.15 | 5,941,812 |
| Qualified XII (0.75) | 315,117.550 | 16.06 | 5,060,788 |
| Qualified XII (0.80) | 848,414.512 | 16.20 | 13,744,315 |
| Qualified XII (0.85) | 4,166,774.132 | 18.31 | 76,293,634 |
| Qualified XII (0.90) | 74,366.414 | 16.03 | 1,192,094 |
| Qualified XII (0.95) | 604,395.442 | 18.06 | 10,915,382 |
| Qualified XII (1.00) | 1,623,257.698 | 17.93 | 29,105,011 |
| Qualified XII (1.05) | 51,392.206 | 17.81 | 915,295 |
| Qualified XII (1.10) | 123,089.028 | 17.69 | 2,177,445 |
| Qualified XII (1.15) | 146,012.375 | 17.57 | 2,565,437 |
| Qualified XII (1.20) | 39,306.484 | 17.45 | 685,898 |
| Qualified XII (1.25) | 111,203.479 | 17.33 | 1,927,156 |
| Qualified XII (1.30) | 5,386.276 | 17.22 | 92,752 |
| Qualified XII (1.35) | 3,586.625 | 17.10 | 61,331 |
| Qualified XII (1.40) | 24,202.313 | 16.98 | 410,955 |
| Qualified XII (1.45) | 8,270.145 | 16.87 | 139,517 |
| Qualified XII (1.50) | 1,490.894 | 16.75 | 24,972 |
| Qualified XV | 10,242.073 | 21.28 | 217,951 |
| Qualified XVI | 110,310.259 | 19.82 | 2,186,349 |
| Qualified XVII | 110,734.650 | 20.85 | 2,308,817 |
| Qualified XVIII | 154,667.132 | 20.85 | 3,224,810 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Intermediate Bond Portfolio - Class I (continued)** | | | |
| Qualified XIX | 21.330 | $ 82.40 | $ 1,758 |
| Qualified XX | 6,309.334 | 80.86 | 510,173 |
| Qualified XXI | 20,037.818 | 21.62 | 433,218 |
| Qualified XXVI | 8,215.654 | 21.43 | 176,061 |
| Qualified XXVII | 516,805.702 | 81.21 | 41,969,791 |
| Qualified XXVIII | 128,775.892 | 81.03 | 10,434,711 |
| Qualified XXIX | 307.322 | 79.35 | 24,386 |
| Qualified XXX | 19,765.118 | 77.57 | 1,533,180 |
| Qualified XXXII | 93,825.756 | 11.35 | 1,064,922 |
| Qualified XXXIII (0.65) | 24,683.819 | 13.68 | 337,675 |
| Qualified XXXIV | 13,615.406 | 10.22 | 139,149 |
| Qualified XXXV | 3,727.139 | 11.20 | 41,744 |
| Qualified XXXVI | 33,929.839 | 13.80 | 468,232 |
| Qualified XXXVIII | 123,768.550 | 10.32 | 1,277,291 |
| Qualified XLIII | 13,128.475 | 10.21 | 134,042 |
| Qualified LIV | 136,850.307 | 11.24 | 1,538,197 |
| Qualified LVI | 312,052.039 | 11.44 | 3,569,875 |
| | 18,464,259.308 | | $ 378,988,605 |
| | | | |
| **ING Intermediate Bond Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 32,684.226 | $ 10.69 | $ 349,394 |
| | | | |
| **ING Artio Foreign Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 6,561.386 | $ 13.53 | $ 88,776 |
| ING Custom Choice 65 | 97.180 | 11.93 | 1,159 |
| Qualified VI | 1,078,234.357 | 12.91 | 13,920,006 |
| Qualified X (1.15) | 45,366.506 | 13.47 | 611,087 |
| Qualified X (1.25) | 80,025.559 | 13.40 | 1,072,342 |
| Qualified XII (0.00) | 1,062.204 | 13.86 | 14,722 |
| Qualified XII (0.10) | 181.192 | 13.78 | 2,497 |
| Qualified XII (0.25) | 53.258 | 13.66 | 728 |
| Qualified XII (0.30) | 9,699.963 | 13.62 | 132,113 |
| Qualified XII (0.35) | 4.085 | 13.59 | 56 |
| Qualified XII (0.40) | 80,612.007 | 13.55 | 1,092,293 |
| Qualified XII (0.50) | 232,508.467 | 13.47 | 3,131,889 |
| Qualified XII (0.55) | 27,949.765 | 13.43 | 375,365 |
| Qualified XII (0.60) | 19,248.784 | 13.39 | 257,741 |
| Qualified XII (0.65) | 50,756.269 | 13.36 | 678,104 |
| Qualified XII (0.70) | 18,393.428 | 13.32 | 245,000 |
| Qualified XII (0.75) | 81,327.944 | 13.28 | 1,080,035 |
| Qualified XII (0.80) | 36,325.483 | 13.24 | 480,949 |
| Qualified XII (0.85) | 95,243.163 | 13.21 | 1,258,162 |
| Qualified XII (0.90) | 16,331.736 | 13.17 | 215,089 |
| Qualified XII (0.95) | 112,019.208 | 13.13 | 1,470,812 |
| Qualified XII (1.00) | 598,063.715 | 13.09 | 7,828,654 |
| Qualified XII (1.05) | 7,668.438 | 13.06 | 100,150 |
| Qualified XII (1.10) | 24,475.306 | 13.02 | 318,668 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Artio Foreign Portfolio - Service Class** | | | |
| **(continued)** | | | |
| Qualified XII (1.15) | 31,749.372 | $ 12.98 | $ 412,107 |
| Qualified XII (1.20) | 6,496.479 | 12.95 | 84,129 |
| Qualified XII (1.25) | 55,264.527 | 12.91 | 713,465 |
| Qualified XII (1.35) | 447.510 | 12.84 | 5,746 |
| Qualified XII (1.40) | 3,018.158 | 12.80 | 38,632 |
| Qualified XII (1.45) | 4,678.103 | 12.76 | 59,693 |
| Qualified XV | 861.267 | 13.13 | 11,308 |
| Qualified XVI | 14,642.896 | 12.73 | 186,404 |
| Qualified XVII | 5,587.891 | 13.01 | 72,698 |
| Qualified XVIII | 5,444.672 | 13.58 | 73,939 |
| Qualified XXVI | 153.336 | 13.20 | 2,024 |
| Qualified XXXII | 1,877.730 | 13.40 | 25,162 |
| Qualified XXXIV | 5,151.607 | 6.67 | 34,361 |
| Qualified XXXVIII | 1,389.903 | 6.73 | 9,354 |
| Qualified XLIII | 772.862 | 6.66 | 5,147 |
| Qualified LIV | 37,826.680 | 11.80 | 446,355 |
| Qualified LVI | 5,690.048 | 12.00 | 68,281 |
| | 2,803,262.444 | | $ 36,625,202 |
| **ING BlackRock Large Cap Growth Portfolio -** | | | |
| **Institutional Class** | | | |
| Currently payable annuity contracts: | 30,186.873 | $7.55 to $7.67 | $ 230,098 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 106.654 | 8.09 | 863 |
| ING Custom Choice 65 | 11,111.727 | 8.29 | 92,116 |
| Qualified V | 2,383.506 | 8.05 | 19,187 |
| Qualified VI | 3,389,622.536 | 8.09 | 27,422,046 |
| Qualified VIII | 1,190.609 | 8.09 | 9,632 |
| Qualified X (1.15) | 204,695.155 | 8.11 | 1,660,078 |
| Qualified X (1.25) | 178,197.324 | 8.09 | 1,441,616 |
| Qualified XII (0.00) | 13,275.267 | 8.39 | 111,379 |
| Qualified XII (0.05) | 34,643.815 | 8.38 | 290,315 |
| Qualified XII (0.25) | 6,595.993 | 8.33 | 54,945 |
| Qualified XII (0.30) | 57,151.308 | 8.32 | 475,499 |
| Qualified XII (0.35) | 12,460.274 | 8.31 | 103,545 |
| Qualified XII (0.40) | 98,450.520 | 8.30 | 817,139 |
| Qualified XII (0.45) | 819.536 | 8.29 | 6,794 |
| Qualified XII (0.50) | 171,737.864 | 8.28 | 1,421,990 |
| Qualified XII (0.55) | 77,220.413 | 8.26 | 637,841 |
| Qualified XII (0.60) | 52,438.576 | 8.25 | 432,618 |
| Qualified XII (0.65) | 370,713.396 | 8.24 | 3,054,678 |
| Qualified XII (0.70) | 114,730.962 | 8.23 | 944,236 |
| Qualified XII (0.75) | 89,340.881 | 8.22 | 734,382 |
| Qualified XII (0.80) | 225,641.164 | 8.21 | 1,852,514 |
| Qualified XII (0.85) | 382,204.794 | 8.19 | 3,130,257 |
| Qualified XII (0.90) | 32,318.961 | 8.18 | 264,369 |
| Qualified XII (0.95) | 336,255.302 | 8.17 | 2,747,206 |
| Qualified XII (1.00) | 925,792.625 | 8.16 | 7,554,468 |
| Qualified XII (1.05) | 83,443.150 | 8.15 | 680,062 |
| Qualified XII (1.10) | 121,001.096 | 8.14 | 984,949 |

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **ING BlackRock Large Cap Growth Portfolio - Institutional Class (continued)** | | | | | |
| Qualified XII (1.15) | 56,474.086 | $ | 8.12 | $ | 458,570 |
| Qualified XII (1.20) | 25,758.715 | | 8.11 | | 208,903 |
| Qualified XII (1.25) | 73,143.333 | | 8.10 | | 592,461 |
| Qualified XII (1.30) | 11,667.080 | | 8.09 | | 94,387 |
| Qualified XII (1.35) | 4,525.707 | | 8.08 | | 36,568 |
| Qualified XII (1.40) | 22,193.183 | | 8.07 | | 179,099 |
| Qualified XII (1.45) | 3,188.330 | | 8.06 | | 25,698 |
| Qualified XII (1.50) | 5,416.529 | | 8.04 | | 43,549 |
| Qualified XV | 21,158.906 | | 8.16 | | 172,657 |
| Qualified XVI | 89,344.039 | | 8.03 | | 717,433 |
| Qualified XVII | 2,670.969 | | 8.09 | | 21,608 |
| Qualified XVIII | 16,627.287 | | 8.15 | | 135,512 |
| Qualified XXII | 494.838 | | 8.27 | | 4,092 |
| Qualified XXVI | 22,055.632 | | 8.17 | | 180,195 |
| Qualified XXVII | 1,823,999.123 | | 8.15 | | 14,865,593 |
| Qualified XXVIII | 230,726.012 | | 8.15 | | 1,880,417 |
| Qualified XXXII | 14,042.659 | | 8.09 | | 113,605 |
| Qualified XXXIV | 70,759.036 | | 7.68 | | 543,429 |
| Qualified XXXVI | 15,676.155 | | 8.25 | | 129,328 |
| Qualified XXXVIII | 30,788.432 | | 7.75 | | 238,610 |
| Qualified XLIII | 10,063.261 | | 7.67 | | 77,185 |
| Qualified LIV | 19,879.242 | | 8.19 | | 162,811 |
| Qualified LVI | 115,691.535 | | 8.33 | | 963,710 |
| | 9,710,074.370 | | | $ | 79,020,242 |
| **ING BlackRock Large Cap Growth Portfolio - Service Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Qualified XII (0.00) | 574.854 | $ | 9.65 | $ | 5,547 |
| Qualified XII (0.50) | 16,099.179 | | 9.49 | | 152,781 |
| | 16,674.033 | | | $ | 158,328 |
| **ING BlackRock Large Cap Growth Portfolio - Service 2 Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Qualified XXXV | 21,524.618 | $ | 8.20 | $ | 176,502 |
| **ING Clarion Global Real Estate Portfolio - Institutional Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING Custom Choice 62 | 485.801 | $ | 8.85 | $ | 4,299 |
| ING Custom Choice 65 | 625.378 | | 8.95 | | 5,597 |
| Qualified V | 210.786 | | 8.83 | | 1,861 |
| Qualified VI | 1,236,550.629 | | 8.85 | | 10,943,473 |
| Qualified X (1.15) | 19,955.977 | | 8.87 | | 177,010 |
| Qualified X (1.25) | 93,396.804 | | 8.86 | | 827,496 |
| Qualified XII (0.00) | 1,674.403 | | 9.00 | | 15,070 |
| Qualified XII (0.10) | 48.519 | | 8.99 | | 436 |
| Qualified XII (0.25) | 387.886 | | 8.97 | | 3,479 |
| Qualified XII (0.30) | 80,000.895 | | 8.96 | | 716,808 |
| Qualified XII (0.40) | 147,419.336 | | 8.95 | | 1,319,403 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Clarion Global Real Estate Portfolio -** | | | |
| **Institutional Class (continued)** | | | |
| Qualified XII (0.50) | 796,150.398 | $ 8.94 | $ 7,117,585 |
| Qualified XII (0.55) | 57,102.370 | 8.93 | 509,924 |
| Qualified XII (0.60) | 20,273.255 | 8.93 | 181,040 |
| Qualified XII (0.65) | 33,811.751 | 8.92 | 301,601 |
| Qualified XII (0.70) | 36,167.274 | 8.92 | 322,612 |
| Qualified XII (0.75) | 193,885.296 | 8.91 | 1,727,518 |
| Qualified XII (0.80) | 237,653.856 | 8.90 | 2,115,119 |
| Qualified XII (0.85) | 221,504.167 | 8.90 | 1,971,387 |
| Qualified XII (0.90) | 16,446.710 | 8.89 | 146,211 |
| Qualified XII (0.95) | 160,570.448 | 8.89 | 1,427,471 |
| Qualified XII (1.00) | 932,709.961 | 8.88 | 8,282,464 |
| Qualified XII (1.05) | 12,091.912 | 8.87 | 107,255 |
| Qualified XII (1.10) | 21,832.545 | 8.87 | 193,655 |
| Qualified XII (1.15) | 59,191.244 | 8.86 | 524,434 |
| Qualified XII (1.20) | 9,241.845 | 8.86 | 81,883 |
| Qualified XII (1.25) | 46,290.793 | 8.85 | 409,674 |
| Qualified XII (1.35) | 267.053 | 8.84 | 2,361 |
| Qualified XII (1.40) | 5,568.367 | 8.83 | 49,169 |
| Qualified XII (1.45) | 937.637 | 8.82 | 8,270 |
| Qualified XV | 1,413.189 | 8.89 | 12,563 |
| Qualified XVI | 14,009.814 | 8.82 | 123,567 |
| Qualified XVII | 1,552.325 | 8.85 | 13,738 |
| Qualified XVIII | 4,281.196 | 9.00 | 38,531 |
| Qualified XXI | 7,089.739 | 8.90 | 63,099 |
| Qualified XXVI | 2,525.589 | 8.91 | 22,503 |
| Qualified XXVII | 1,054,466.675 | 8.88 | 9,363,664 |
| Qualified XXVIII | 117,562.901 | 8.88 | 1,043,959 |
| Qualified XXXII | 2,320.606 | 8.86 | 20,561 |
| Qualified XXXIV | 5,145.024 | 8.92 | 45,894 |
| Qualified XXXVIII | 2,537.396 | 9.00 | 22,837 |
| Qualified XLIII | 276.928 | 8.91 | 2,467 |
| Qualified LIV | 7,535.489 | 8.90 | 67,066 |
| Qualified LVI | 11,928.609 | 8.97 | 107,000 |
| | 5,675,098.776 | | $ 50,442,014 |
| | | | |
| **ING Clarion Real Estate Portfolio - Institutional Class** | | | |
| Currently payable annuity contracts | 158,323.503 | $8.00 to $8.31 | $ 1,315,445 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Clarion Real Estate Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 5,810.799 | $ 8.14 | $ 47,300 |
| ING Custom Choice 65 | 2,871.938 | 8.41 | 24,153 |
| ING MAP PLUS NP1 | 96,334.895 | 8.51 | 819,810 |
| ING MAP PLUS NP4 | 605.365 | 8.46 | 5,121 |
| ING MAP PLUS NP5 | 4,049.005 | 8.44 | 34,174 |
| ING MAP PLUS NP8 | 19,686.676 | 8.40 | 165,368 |
| ING MAP PLUS NP9 | 14,360.085 | 8.38 | 120,338 |
| ING MAP PLUS NP10 | 43.342 | 8.37 | 363 |
| ING MAP PLUS NP11 | 8,179.850 | 8.35 | 68,302 |
| ING MAP PLUS NP12 | 6,822.801 | 8.34 | 56,902 |
| ING MAP PLUS NP13 | 4,725.851 | 8.32 | 39,319 |
| ING MAP PLUS NP14 | 29,563.338 | 8.31 | 245,671 |
| ING MAP PLUS NP15 | 5,284.484 | 8.29 | 43,808 |
| ING MAP PLUS NP17 | 8,058.527 | 8.26 | 66,563 |
| ING MAP PLUS NP18 | 3,377.081 | 8.24 | 27,827 |
| ING MAP PLUS NP19 | 1,142.075 | 8.23 | 9,399 |
| ING MAP PLUS NP20 | 3,862.741 | 8.21 | 31,713 |
| ING MAP PLUS NP23 | 202.983 | 8.17 | 1,658 |
| ING MAP PLUS NP24 | 529.975 | 8.15 | 4,319 |
| ING MAP PLUS NP25 | 7,920.016 | 8.14 | 64,469 |
| ING MAP PLUS NP26 | 213.044 | 8.12 | 1,730 |
| ING MAP PLUS NP28 | 3,186.671 | 8.09 | 25,780 |
| ING MAP PLUS NP30 | 361.584 | 8.06 | 2,914 |
| Qualified V | 680.429 | 8.09 | 5,505 |
| Qualified VI | 672,126.414 | 8.14 | 5,471,109 |
| Qualified XII (0.00) | 3,940.892 | 8.52 | 33,576 |
| Qualified XII (0.25) | 308.859 | 8.45 | 2,610 |
| Qualified XII (0.30) | 9,683.852 | 8.43 | 81,635 |
| Qualified XII (0.40) | 75,264.206 | 8.40 | 632,219 |
| Qualified XII (0.50) | 739,249.879 | 8.37 | 6,187,521 |
| Qualified XII (0.55) | 22,751.566 | 8.35 | 189,976 |
| Qualified XII (0.60) | 6,099.799 | 8.34 | 50,872 |
| Qualified XII (0.65) | 54,607.649 | 8.32 | 454,336 |
| Qualified XII (0.70) | 18,557.069 | 8.31 | 154,209 |
| Qualified XII (0.75) | 106,008.263 | 8.29 | 878,809 |
| Qualified XII (0.80) | 74,993.576 | 8.28 | 620,947 |
| Qualified XII (0.85) | 182,568.760 | 8.26 | 1,508,018 |
| Qualified XII (0.90) | 9,314.659 | 8.25 | 76,846 |
| Qualified XII (0.95) | 128,569.995 | 8.23 | 1,058,131 |
| Qualified XII (1.00) | 712,984.693 | 8.22 | 5,860,734 |
| Qualified XII (1.05) | 6,343.115 | 8.20 | 52,014 |
| Qualified XII (1.10) | 18,034.861 | 8.19 | 147,706 |
| Qualified XII (1.15) | 22,483.140 | 8.17 | 183,687 |
| Qualified XII (1.20) | 3,648.518 | 8.16 | 29,772 |
| Qualified XII (1.25) | 48,612.658 | 8.14 | 395,707 |
| Qualified XII (1.30) | 1,775.471 | 8.13 | 14,435 |
| Qualified XII (1.35) | 2,021.884 | 8.11 | 16,397 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Clarion Real Estate Portfolio - Service Class (continued)** | | | |
| Qualified XII (1.40) | 1,689.686 | $ 8.10 | $ 13,686 |
| Qualified XII (1.45) | 27.640 | 8.08 | 223 |
| Qualified XII (1.50) | 6.112 | 8.07 | 49 |
| Qualified XV | 4,786.897 | 8.23 | 39,396 |
| Qualified XVI | 7,917.745 | 8.07 | 63,896 |
| Qualified XXI | 21,836.961 | 8.28 | 180,810 |
| Qualified XXVI | 2,298.695 | 8.25 | 18,964 |
| Qualified XXXIV | 88.736 | 7.20 | 639 |
| Qualified XXXVIII | 1,374.206 | 7.27 | 9,990 |
| Qualified XLIII | 926.700 | 7.19 | 6,663 |
| Qualified LIV | 6,587.912 | 8.32 | 54,811 |
| Qualified LVI | 24,498.303 | 8.46 | 207,256 |
| | 3,219,862.926 | | $ 26,610,155 |
| **ING Evergreen Health Sciences Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 523.748 | $ 11.29 | $ 5,913 |
| ING Custom Choice 65 | 623.690 | 11.79 | 7,353 |
| ING MAP PLUS NP6 | 5,848.627 | 11.77 | 68,838 |
| ING MAP PLUS NP11 | 1,112.171 | 11.63 | 12,935 |
| ING MAP PLUS NP13 | 14,647.213 | 11.58 | 169,615 |
| ING MAP PLUS NP14 | 4,966.568 | 11.55 | 57,364 |
| ING MAP PLUS NP17 | 3,435.213 | 11.47 | 39,402 |
| ING MAP PLUS NP18 | 53.833 | 11.45 | 616 |
| ING MAP PLUS NP20 | 715.868 | 11.39 | 8,154 |
| ING MAP PLUS NP21 | 229.923 | 11.37 | 2,614 |
| ING MAP PLUS NP22 | 443.363 | 11.34 | 5,028 |
| ING MAP PLUS NP23 | 464.751 | 11.31 | 5,256 |
| ING MAP PLUS NP24 | 3,263.498 | 11.29 | 36,845 |
| ING MAP PLUS NP25 | 2,500.103 | 11.26 | 28,151 |
| ING MAP PLUS NP26 | 105.048 | 11.23 | 1,180 |
| ING MAP PLUS NP28 | 194.314 | 11.18 | 2,172 |
| ING MAP PLUS NP29 | 356.385 | 11.15 | 3,974 |
| Qualified VI | 223,097.942 | 11.29 | 2,518,776 |
| Qualified XII (0.00) | 1,862.112 | 11.97 | 22,289 |
| Qualified XII (0.25) | 60.970 | 11.83 | 721 |
| Qualified XII (0.30) | 133,867.995 | 11.80 | 1,579,642 |
| Qualified XII (0.40) | 24,728.239 | 11.74 | 290,310 |
| Qualified XII (0.50) | 32,693.502 | 11.69 | 382,187 |
| Qualified XII (0.55) | 5,622.148 | 11.66 | 65,554 |
| Qualified XII (0.60) | 2,592.697 | 11.63 | 30,153 |
| Qualified XII (0.65) | 8,257.755 | 11.61 | 95,873 |
| Qualified XII (0.70) | 9,252.551 | 11.58 | 107,145 |
| Qualified XII (0.75) | 37,738.031 | 11.55 | 435,874 |
| Qualified XII (0.80) | 22,435.733 | 11.53 | 258,684 |
| Qualified XII (0.85) | 36,112.390 | 11.50 | 415,292 |
| Qualified XII (0.90) | 3,207.344 | 11.47 | 36,788 |
| Qualified XII (0.95) | 41,978.543 | 11.44 | 480,235 |
| Qualified XII (1.00) | 143,976.924 | 11.42 | 1,644,216 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Evergreen Health Sciences Portfolio - Service Class (continued)** | | | |
| Qualified XII (1.05) | 5,786.216 | $ 11.39 | $ 65,905 |
| Qualified XII (1.10) | 10,282.549 | 11.36 | 116,810 |
| Qualified XII (1.15) | 5,205.965 | 11.34 | 59,036 |
| Qualified XII (1.20) | 2,247.686 | 11.31 | 25,421 |
| Qualified XII (1.25) | 16,362.079 | 11.29 | 184,728 |
| Qualified XII (1.30) | 110.390 | 11.26 | 1,243 |
| Qualified XII (1.35) | 344.974 | 11.23 | 3,874 |
| Qualified XII (1.40) | 1,142.653 | 11.21 | 12,809 |
| Qualified XII (1.45) | 44.318 | 11.18 | 495 |
| Qualified XII (1.50) | 511.551 | 11.15 | 5,704 |
| Qualified XV | 2,123.601 | 11.44 | 24,294 |
| Qualified XVI | 5,272.697 | 11.15 | 58,791 |
| Qualified XXI | 12,866.508 | 11.53 | 148,351 |
| Qualified XXVI | 27.078 | 11.47 | 311 |
| Qualified XXXIV | 943.335 | 8.44 | 7,962 |
| Qualified XXXVIII | 2,366.612 | 8.52 | 20,164 |
| Qualified XLIII | 27.968 | 8.43 | 236 |
| Qualified LIV | 1,748.452 | 11.66 | 20,387 |
| Qualified LVI | 12,043.264 | 11.86 | 142,833 |
| | 846,427.088 | | $ 9,718,503 |
| **ING Evergreen Omega Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (0.00) | 482.524 | $ 13.39 | $ 6,461 |
| Qualified XII (0.50) | 28,245.444 | 13.16 | 371,710 |
| | 28,727.968 | | $ 378,171 |
| **ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 2,409.133 | $ 12.20 | $ 29,391 |
| ING Custom Choice 65 | 417.765 | 12.75 | 5,327 |
| ING MAP PLUS NP1 | 50,130.718 | 12.89 | 646,185 |
| ING MAP PLUS NP5 | 2,795.056 | 12.77 | 35,693 |
| ING MAP PLUS NP6 | 31,934.538 | 12.74 | 406,846 |
| ING MAP PLUS NP8 | 24,060.822 | 12.68 | 305,091 |
| ING MAP PLUS NP9 | 26,925.576 | 12.65 | 340,609 |
| ING MAP PLUS NP10 | 11,360.226 | 12.62 | 143,366 |
| ING MAP PLUS NP11 | 10,659.244 | 12.59 | 134,200 |
| ING MAP PLUS NP12 | 17,244.377 | 12.56 | 216,589 |
| ING MAP PLUS NP13 | 5,874.789 | 12.53 | 73,611 |
| ING MAP PLUS NP14 | 33,123.490 | 12.50 | 414,044 |
| ING MAP PLUS NP15 | 45,076.816 | 12.47 | 562,108 |
| ING MAP PLUS NP16 | 99.744 | 12.45 | 1,242 |
| ING MAP PLUS NP17 | 9,242.667 | 12.42 | 114,794 |
| ING MAP PLUS NP18 | 4,251.642 | 12.39 | 52,678 |
| ING MAP PLUS NP19 | 3,054.058 | 12.36 | 37,748 |
| ING MAP PLUS NP20 | 290.608 | 12.33 | 3,583 |
| ING MAP PLUS NP21 | 5,635.881 | 12.30 | 69,321 |
| ING MAP PLUS NP22 | 10,457.996 | 12.27 | 128,320 |
| ING MAP PLUS NP23 | 843.240 | 12.24 | 10,321 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Service Class (continued)** | | | |
| ING MAP PLUS NP24 | 808.540 | 12.21 | 9,872 |
| ING MAP PLUS NP25 | 3,613.469 | 12.19 | 44,048 |
| ING MAP PLUS NP26 | 1,679.838 | 12.16 | 20,427 |
| ING MAP PLUS NP27 | 344.228 | 12.13 | 4,175 |
| ING MAP PLUS NP28 | 3,398.793 | 12.10 | 41,125 |
| ING MAP PLUS NP29 | 2,030.427 | 12.07 | 24,507 |
| ING MAP PLUS NP30 | 789.287 | 12.04 | 9,503 |
| Qualified VI | 732,665.664 | 12.20 | 8,938,521 |
| Qualified VIII | 731.086 | 12.20 | 8,919 |
| Qualified XII (0.00) | 2,260.016 | 12.94 | 29,245 |
| Qualified XII (0.10) | 31.620 | 12.88 | 407 |
| Qualified XII (0.25) | 151.949 | 12.79 | 1,943 |
| Qualified XII (0.30) | 16,014.969 | 12.76 | 204,351 |
| Qualified XII (0.40) | 14,866.461 | 12.70 | 188,804 |
| Qualified XII (0.50) | 619,869.994 | 12.64 | 7,835,157 |
| Qualified XII (0.55) | 17,784.222 | 12.61 | 224,259 |
| Qualified XII (0.60) | 4,816.718 | 12.58 | 60,594 |
| Qualified XII (0.65) | 48,241.363 | 12.55 | 605,429 |
| Qualified XII (0.70) | 27,094.486 | 12.52 | 339,223 |
| Qualified XII (0.75) | 137,504.069 | 12.49 | 1,717,426 |
| Qualified XII (0.80) | 24,277.163 | 12.46 | 302,493 |
| Qualified XII (0.85) | 99,300.949 | 12.44 | 1,235,304 |
| Qualified XII (0.90) | 4,458.989 | 12.41 | 55,336 |
| Qualified XII (0.95) | 90,157.056 | 12.38 | 1,116,144 |
| Qualified XII (1.00) | 811,140.105 | 12.35 | 10,017,580 |
| Qualified XII (1.05) | 4,780.755 | 12.32 | 58,899 |
| Qualified XII (1.10) | 18,853.338 | 12.29 | 231,708 |
| Qualified XII (1.15) | 21,205.822 | 12.26 | 259,983 |
| Qualified XII (1.20) | 3,643.500 | 12.23 | 44,560 |
| Qualified XII (1.25) | 43,589.822 | 12.20 | 531,796 |
| Qualified XII (1.30) | 202.209 | 12.18 | 2,463 |
| Qualified XII (1.35) | 1,932.038 | 12.15 | 23,474 |
| Qualified XII (1.40) | 608.097 | 12.12 | 7,370 |
| Qualified XII (1.45) | 18.899 | 12.09 | 228 |
| Qualified XII (1.50) | 634.166 | 12.06 | 7,648 |
| Qualified XV | 757.536 | 12.38 | 9,378 |
| Qualified XVI | 12,567.920 | 12.06 | 151,569 |
| Qualified XXI | 226,741.819 | 12.46 | 2,825,203 |
| Qualified XXVI | 355.156 | 12.41 | 4,407 |
| Qualified XXXIV | 571.073 | 8.19 | 4,677 |
| Qualified XXXVIII | 252.427 | 8.26 | 2,085 |
| Qualified XLIII | 18.790 | 8.18 | 154 |
| Qualified LIV | 49,152.262 | 12.61 | 619,810 |
| Qualified LVI | 4,685.438 | 12.82 | 60,067 |
| | 3,350,490.914 | | $ 41,611,338 |
| **ING Global Resources Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (0.20) | 2,426.531 | $ 11.31 | $ 27,444 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Global Resources Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 15,161.090 | $ 10.65 | $ 161,466 |
| ING Custom Choice 65 | 13,768.048 | 10.94 | 150,622 |
| ING MAP PLUS NP6 | 5,754.808 | 12.38 | 71,245 |
| Qualified V | 41.531 | 10.60 | 440 |
| Qualified VI | 2,784,019.623 | 10.65 | 29,649,809 |
| Qualified VIII | 737.518 | 10.65 | 7,855 |
| Qualified XII (0.00) | 2,231.317 | 11.08 | 24,723 |
| Qualified XII (0.05) | 73,220.829 | 11.08 | 811,287 |
| Qualified XII (0.10) | 62.020 | 11.04 | 685 |
| Qualified XII (0.25) | 11,222.133 | 10.99 | 123,331 |
| Qualified XII (0.30) | 90,162.479 | 10.97 | 989,082 |
| Qualified XII (0.35) | 1,236.224 | 10.96 | 13,549 |
| Qualified XII (0.40) | 238,320.263 | 10.94 | 2,607,224 |
| Qualified XII (0.45) | 209.760 | 10.92 | 2,291 |
| Qualified XII (0.50) | 94,741.506 | 10.90 | 1,032,682 |
| Qualified XII (0.55) | 67,304.375 | 10.89 | 732,945 |
| Qualified XII (0.60) | 35,738.855 | 10.87 | 388,481 |
| Qualified XII (0.65) | 245,705.318 | 10.85 | 2,665,903 |
| Qualified XII (0.70) | 110,614.852 | 10.84 | 1,199,065 |
| Qualified XII (0.75) | 262,130.057 | 10.82 | 2,836,247 |
| Qualified XII (0.80) | 465,678.749 | 10.80 | 5,029,330 |
| Qualified XII (0.85) | 330,672.836 | 10.79 | 3,567,960 |
| Qualified XII (0.90) | 36,081.357 | 10.77 | 388,596 |
| Qualified XII (0.95) | 459,391.106 | 10.75 | 4,938,454 |
| Qualified XII (1.00) | 1,212,148.599 | 10.73 | 13,006,354 |
| Qualified XII (1.05) | 37,878.271 | 10.72 | 406,055 |
| Qualified XII (1.10) | 79,613.637 | 10.70 | 851,866 |
| Qualified XII (1.15) | 118,022.090 | 10.68 | 1,260,476 |
| Qualified XII (1.20) | 19,307.819 | 10.67 | 206,014 |
| Qualified XII (1.25) | 115,701.148 | 10.65 | 1,232,217 |
| Qualified XII (1.30) | 4.985 | 10.63 | 53 |
| Qualified XII (1.35) | 1,251.051 | 10.62 | 13,286 |
| Qualified XII (1.40) | 7,495.828 | 10.60 | 79,456 |
| Qualified XII (1.45) | 402.629 | 10.58 | 4,260 |
| Qualified XII (1.50) | 1,588.009 | 10.57 | 16,785 |
| Qualified XIII | 1,274.432 | 10.75 | 13,700 |
| Qualified XV | 29,621.586 | 10.75 | 318,432 |
| Qualified XVI | 58,025.742 | 10.57 | 613,332 |
| Qualified XVII | 3,363.380 | 10.66 | 35,854 |
| Qualified XXI | 53,647.419 | 10.80 | 579,392 |
| Qualified XXVI | 32,002.310 | 10.82 | 346,265 |
| Qualified XXVII | 1,751,786.344 | 10.80 | 18,919,293 |
| Qualified XXVIII | 925,039.451 | 10.80 | 9,990,426 |
| Qualified XXXIV | 5,866.910 | 8.19 | 48,050 |
| Qualified XXXVI | 14,244.745 | 10.89 | 155,125 |
| Qualified XXXVIII | 27,262.305 | 8.27 | 225,459 |
| Qualified XLIII | 10,227.486 | 8.19 | 83,763 |
| Qualified LIV | 41,649.479 | 10.83 | 451,064 |
| Qualified LVI | 137,727.924 | 11.02 | 1,517,762 |
| | 10,029,360.233 | | $ 107,768,011 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Janus Contrarian Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP9 | 2,133.609 | $ 7.27 | $ 15,511 |
| ING MAP PLUS NP11 | 39.510 | 7.26 | 287 |
| ING MAP PLUS NP15 | 9,202.930 | 7.24 | 66,629 |
| ING MAP PLUS NP17 | 756.394 | 7.23 | 5,469 |
| ING MAP PLUS NP26 | 14.612 | 7.17 | 105 |
| ING MAP PLUS NP28 | 3,057.425 | 7.16 | 21,891 |
| ING MAP PLUS NP30 | 34.969 | 7.15 | 250 |
| Qualified VI | 218,794.194 | 7.18 | 1,570,942 |
| Qualified XII (0.00) | 378.948 | 8.00 | 3,032 |
| Qualified XII (0.30) | 405.161 | 7.93 | 3,213 |
| Qualified XII (0.40) | 18,255.967 | 7.91 | 144,405 |
| Qualified XII (0.50) | 1,079,823.374 | 7.88 | 8,509,008 |
| Qualified XII (0.55) | 3,851.066 | 7.87 | 30,308 |
| Qualified XII (0.60) | 548.335 | 7.86 | 4,310 |
| Qualified XII (0.65) | 736.601 | 7.85 | 5,782 |
| Qualified XII (0.70) | 992.628 | 7.84 | 7,782 |
| Qualified XII (0.75) | 29,195.737 | 7.83 | 228,603 |
| Qualified XII (0.80) | 42,494.290 | 7.82 | 332,305 |
| Qualified XII (0.85) | 124,255.470 | 7.81 | 970,435 |
| Qualified XII (0.90) | 4,202.469 | 7.80 | 32,779 |
| Qualified XII (0.95) | 22,039.901 | 7.78 | 171,470 |
| Qualified XII (1.00) | 82,836.798 | 7.77 | 643,642 |
| Qualified XII (1.05) | 3,346.371 | 7.76 | 25,968 |
| Qualified XII (1.10) | 2,610.403 | 7.75 | 20,231 |
| Qualified XII (1.15) | 4,550.513 | 7.74 | 35,221 |
| Qualified XII (1.20) | 3,476.933 | 7.73 | 26,877 |
| Qualified XII (1.25) | 3,406.415 | 7.72 | 26,298 |
| Qualified XII (1.40) | 133.291 | 7.69 | 1,025 |
| Qualified XII (1.50) | 598.869 | 7.66 | 4,587 |
| Qualified XIII | 478.119 | 7.22 | 3,452 |
| Qualified XV | 15,219.748 | 7.22 | 109,887 |
| Qualified XVI | 1,943.867 | 7.15 | 13,899 |
| Qualified XXI | 1,279.345 | 7.24 | 9,262 |
| Qualified XLIII | 403.395 | 7.26 | 2,929 |
| Qualified LIV | 3,793.819 | 7.24 | 27,467 |
| Qualified LVI | 6,195.603 | 7.30 | 45,228 |
| | 1,691,487.079 | | $ 13,120,489 |
| **ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 25,309.161 | $ 16.62 | $ 420,638 |
| **ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXVII | 1,034,573.407 | $ 17.38 | $ 17,980,886 |
| Qualified XXVIII | 1,088,011.663 | 17.39 | 18,920,523 |
| | 2,122,585.070 | | $ 36,901,409 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING JPMorgan Emerging Markets Equity Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 919.646 | $ 20.05 | $ 18,439 |
| ING Custom Choice 65 | 1,486.588 | 20.94 | 31,129 |
| ING MAP PLUS NP1 | 51,498.809 | 13.32 | 685,964 |
| ING MAP PLUS NP10 | 2,812.267 | 13.10 | 36,841 |
| ING MAP PLUS NP11 | 13,834.688 | 13.08 | 180,958 |
| ING MAP PLUS NP12 | 5,744.964 | 13.05 | 74,972 |
| ING MAP PLUS NP13 | 1,667.122 | 13.03 | 21,723 |
| ING MAP PLUS NP14 | 1,717.755 | 13.00 | 22,331 |
| ING MAP PLUS NP15 | 11,382.871 | 12.98 | 147,750 |
| ING MAP PLUS NP17 | 385.449 | 12.93 | 4,984 |
| ING MAP PLUS NP23 | 4,462.333 | 12.79 | 57,073 |
| ING MAP PLUS NP24 | 2,098.589 | 12.77 | 26,799 |
| ING MAP PLUS NP25 | 5,303.579 | 12.74 | 67,568 |
| ING MAP PLUS NP26 | 2,897.089 | 12.72 | 36,851 |
| ING MAP PLUS NP28 | 2,311.226 | 12.67 | 29,283 |
| ING MAP PLUS NP29 | 702.008 | 12.65 | 8,880 |
| ING MAP PLUS NP30 | 229.018 | 12.63 | 2,892 |
| Qualified VI | 654,303.435 | 20.05 | 13,118,784 |
| Qualified XII (0.00) | 7,915.305 | 21.25 | 168,200 |
| Qualified XII (0.10) | 42.084 | 21.15 | 890 |
| Qualified XII (0.25) | 162.662 | 21.01 | 3,418 |
| Qualified XII (0.30) | 8,089.059 | 20.96 | 169,547 |
| Qualified XII (0.40) | 21,303.939 | 20.86 | 444,400 |
| Qualified XII (0.50) | 26,524.892 | 20.76 | 550,657 |
| Qualified XII (0.55) | 9,733.559 | 20.71 | 201,582 |
| Qualified XII (0.60) | 6,878.403 | 20.67 | 142,177 |
| Qualified XII (0.65) | 78,429.122 | 20.62 | 1,617,208 |
| Qualified XII (0.70) | 13,226.234 | 20.57 | 272,064 |
| Qualified XII (0.75) | 7,843.774 | 20.52 | 160,954 |
| Qualified XII (0.80) | 36,507.309 | 20.47 | 747,305 |
| Qualified XII (0.85) | 65,792.673 | 20.42 | 1,343,486 |
| Qualified XII (0.90) | 13,324.623 | 20.38 | 271,556 |
| Qualified XII (0.95) | 83,698.924 | 20.33 | 1,701,599 |
| Qualified XII (1.00) | 219,824.573 | 20.28 | 4,458,042 |
| Qualified XII (1.05) | 9,500.101 | 20.23 | 192,187 |
| Qualified XII (1.10) | 20,251.914 | 20.19 | 408,886 |
| Qualified XII (1.15) | 19,215.171 | 20.14 | 386,994 |
| Qualified XII (1.20) | 2,594.397 | 20.09 | 52,121 |
| Qualified XII (1.25) | 27,744.829 | 20.05 | 556,284 |
| Qualified XII (1.30) | 82.343 | 20.00 | 1,647 |
| Qualified XII (1.35) | 5.922 | 19.95 | 118 |
| Qualified XII (1.40) | 1,614.167 | 19.91 | 32,138 |
| Qualified XII (1.45) | 485.112 | 19.86 | 9,634 |
| Qualified XII (1.50) | 448.538 | 19.81 | 8,886 |
| Qualified XIII | 2,992.493 | 20.33 | 60,837 |
| Qualified XV | 4,352.957 | 20.33 | 88,496 |
| Qualified XVI | 12,656.053 | 19.81 | 250,716 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING JPMorgan Emerging Markets Equity Portfolio - Service Class (continued)** | | | |
| Qualified XVII | 829.771 | $ 20.05 | $ 16,637 |
| Qualified XXVI | 3,975.153 | 20.38 | 81,014 |
| Qualified XXXIV | 4,758.713 | 8.34 | 39,688 |
| Qualified XXXVIII | 14,025.757 | 8.42 | 118,097 |
| Qualified XLIII | 2,539.803 | 8.33 | 21,157 |
| Qualified LIV | 13,330.607 | 20.71 | 276,077 |
| Qualified LVI | 36,056.292 | 21.06 | 759,346 |
| | 1,540,514.664 | | $ 30,187,266 |
| **ING JPMorgan Small Cap Core Equity Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 86,998.378 | $ 10.99 | $ 956,112 |
| Qualified XII (0.00) | 480.807 | 11.65 | 5,601 |
| Qualified XII (0.30) | 817.616 | 11.49 | 9,394 |
| Qualified XII (0.35) | 2,374.929 | 11.46 | 27,217 |
| Qualified XII (0.40) | 1,623.398 | 11.43 | 18,555 |
| Qualified XII (0.50) | 82,443.529 | 11.38 | 938,207 |
| Qualified XII (0.55) | 686.263 | 11.35 | 7,789 |
| Qualified XII (0.60) | 2,522.059 | 11.33 | 28,575 |
| Qualified XII (0.65) | 14,167.492 | 11.30 | 160,093 |
| Qualified XII (0.70) | 1,200.529 | 11.27 | 13,530 |
| Qualified XII (0.75) | 1,061.699 | 11.25 | 11,944 |
| Qualified XII (0.80) | 9,373.018 | 11.22 | 105,165 |
| Qualified XII (0.85) | 12,595.123 | 11.20 | 141,065 |
| Qualified XII (0.90) | 597.407 | 11.17 | 6,673 |
| Qualified XII (0.95) | 44,772.992 | 11.14 | 498,771 |
| Qualified XII (1.00) | 34,155.897 | 11.12 | 379,814 |
| Qualified XII (1.05) | 1,235.374 | 11.09 | 13,700 |
| Qualified XII (1.10) | 3,671.966 | 11.07 | 40,649 |
| Qualified XII (1.15) | 2,739.120 | 11.04 | 30,240 |
| Qualified XII (1.20) | 1,395.916 | 11.01 | 15,369 |
| Qualified XII (1.25) | 6,435.728 | 10.99 | 70,729 |
| Qualified XII (1.40) | 1,694.775 | 10.91 | 18,490 |
| Qualified XII (1.45) | 16.124 | 10.89 | 176 |
| Qualified XII (1.50) | 26.884 | 10.86 | 292 |
| Qualified XVI | 3,561.533 | 10.86 | 38,678 |
| Qualified XXXIV | 41.504 | 8.29 | 344 |
| Qualified XXXVIII | 1,668.909 | 8.37 | 13,969 |
| Qualified LIV | 2,626.024 | 11.35 | 29,805 |
| Qualified LVI | 3,166.555 | 11.54 | 36,542 |
| | 324,151.548 | | $ 3,617,488 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Lord Abbett Affiliated Portfolio - Institutional Class** | | | |
| Currently payable annuity contracts: | 126,763.583 | $8.00 to $8.30 | $ 1,050,729 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 2,069.812 | 8.21 | 16,993 |
| ING Custom Choice 65 | 8,709.021 | 8.48 | 73,852 |
| ING MAP PLUS NP8 | 873.388 | 8.45 | 7,380 |
| ING MAP PLUS NP9 | 17,084.405 | 8.43 | 144,022 |
| ING MAP PLUS NP11 | 7,934.861 | 8.40 | 66,653 |
| ING MAP PLUS NP12 | 204.893 | 8.39 | 1,719 |
| ING MAP PLUS NP15 | 22,655.861 | 8.34 | 188,950 |
| ING MAP PLUS NP17 | 7,607.911 | 8.31 | 63,222 |
| ING MAP PLUS NP18 | 68,283.765 | 8.29 | 566,072 |
| ING MAP PLUS NP20 | 5,914.798 | 8.26 | 48,856 |
| ING MAP PLUS NP21 | 6,972.355 | 8.25 | 57,522 |
| ING MAP PLUS NP25 | 709.591 | 8.19 | 5,812 |
| ING MAP PLUS NP28 | 127.828 | 8.14 | 1,041 |
| ING MAP PLUS NP30 | 4,220.957 | 8.11 | 34,232 |
| ING MAP PLUS NP35 | 4,646.986 | 8.04 | 37,362 |
| Qualified V | 2,108.509 | 8.16 | 17,205 |
| Qualified VI | 2,576,587.842 | 8.21 | 21,153,786 |
| Qualified VIII | 1,899.267 | 8.21 | 15,593 |
| Qualified X (1.15) | 108,269.987 | 8.24 | 892,145 |
| Qualified X (1.25) | 404,179.591 | 8.21 | 3,318,314 |
| Qualified XII (0.00) | 11,196.983 | 8.60 | 96,294 |
| Qualified XII (0.20) | 54.680 | 8.54 | 467 |
| Qualified XII (0.25) | 11,003.536 | 8.52 | 93,750 |
| Qualified XII (0.30) | 661,332.744 | 8.50 | 5,621,328 |
| Qualified XII (0.40) | 64,037.908 | 8.47 | 542,401 |
| Qualified XII (0.50) | 184,400.828 | 8.44 | 1,556,343 |
| Qualified XII (0.55) | 110,172.416 | 8.43 | 928,753 |
| Qualified XII (0.60) | 167,012.328 | 8.41 | 1,404,574 |
| Qualified XII (0.65) | 882,660.085 | 8.40 | 7,414,345 |
| Qualified XII (0.70) | 131,609.400 | 8.38 | 1,102,887 |
| Qualified XII (0.75) | 391,456.487 | 8.36 | 3,272,576 |
| Qualified XII (0.80) | 133,909.769 | 8.35 | 1,118,147 |
| Qualified XII (0.85) | 418,088.381 | 8.33 | 3,482,676 |
| Qualified XII (0.90) | 25,766.208 | 8.32 | 214,375 |
| Qualified XII (0.95) | 565,944.367 | 8.30 | 4,697,338 |
| Qualified XII (1.00) | 1,655,045.421 | 8.29 | 13,720,327 |
| Qualified XII (1.05) | 72,755.502 | 8.27 | 601,688 |
| Qualified XII (1.10) | 66,331.205 | 8.26 | 547,896 |
| Qualified XII (1.15) | 48,480.778 | 8.24 | 399,482 |
| Qualified XII (1.20) | 39,544.684 | 8.23 | 325,453 |
| Qualified XII (1.25) | 194,530.685 | 8.21 | 1,597,097 |
| Qualified XII (1.30) | 1,496.779 | 8.20 | 12,274 |
| Qualified XII (1.35) | 6,036.978 | 8.18 | 49,382 |
| Qualified XII (1.40) | 14,577.300 | 8.17 | 119,097 |
| Qualified XII (1.45) | 8,887.674 | 8.15 | 72,435 |
| Qualified XII (1.50) | 9,927.756 | 8.14 | 80,812 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Lord Abbett Affiliated Portfolio - Institutional Class (continued)** | | | |
| Qualified XIII | 775.964 | $ 8.30 | $ 6,441 |
| Qualified XV | 30,271.257 | 8.30 | 251,251 |
| Qualified XVI | 92,494.178 | 8.14 | 752,903 |
| Qualified XVII | 541.848 | 8.21 | 4,449 |
| Qualified XVIII | 7,656.572 | 8.29 | 63,473 |
| Qualified XXVI | 2,651.927 | 8.32 | 22,064 |
| Qualified XXXII | 2,208.404 | 8.21 | 18,131 |
| Qualified XXXIV | 11,645.601 | 7.30 | 85,013 |
| Qualified XXXVIII | 19,921.923 | 7.37 | 146,825 |
| Qualified XLIII | 4,259.074 | 7.29 | 31,049 |
| Qualified LIV | 94,423.951 | 8.39 | 792,217 |
| Qualified LVI | 74,341.844 | 8.53 | 634,136 |
| | 9,595,278.636 | | $ 79,641,609 |
| | | | |
| **ING Lord Abbett Affiliated Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP9 | 3,457.167 | $ 8.38 | $ 28,971 |
| ING MAP PLUS NP10 | 51,441.955 | 8.36 | 430,055 |
| ING MAP PLUS NP12 | 22,115.495 | 8.33 | 184,222 |
| ING MAP PLUS NP15 | 2,373.200 | 8.29 | 19,674 |
| ING MAP PLUS NP16 | 371.717 | 8.27 | 3,074 |
| ING MAP PLUS NP26 | 189.308 | 8.12 | 1,537 |
| ING MAP PLUS NP30 | 112.213 | 8.06 | 904 |
| | 80,061.055 | | $ 668,437 |
| | | | |
| **ING Marsico Growth Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 112.905 | $ 8.38 | $ 946 |
| ING Custom Choice 65 | 1,337.441 | 8.51 | 11,382 |
| Qualified VI | 181,682.529 | 8.38 | 1,522,500 |
| Qualified VIII | 1,026.655 | 8.38 | 8,603 |
| Qualified X (1.15) | 7,135.015 | 8.40 | 59,934 |
| Qualified X (1.25) | 34,311.826 | 8.38 | 287,533 |
| Qualified XII (0.00) | 120.205 | 8.57 | 1,030 |
| Qualified XII (0.30) | 4,525.032 | 8.52 | 38,553 |
| Qualified XII (0.40) | 9,938.854 | 8.51 | 84,580 |
| Qualified XII (0.50) | 85,583.999 | 8.49 | 726,608 |
| Qualified XII (0.55) | 6,623.265 | 8.48 | 56,165 |
| Qualified XII (0.60) | 1,931.742 | 8.48 | 16,381 |
| Qualified XII (0.65) | 39,827.646 | 8.47 | 337,340 |
| Qualified XII (0.70) | 4,063.599 | 8.46 | 34,378 |
| Qualified XII (0.75) | 15,883.408 | 8.45 | 134,215 |
| Qualified XII (0.80) | 17,596.123 | 8.45 | 148,687 |
| Qualified XII (0.85) | 18,982.235 | 8.44 | 160,210 |
| Qualified XII (0.90) | 1,607.960 | 8.43 | 13,555 |
| Qualified XII (0.95) | 56,908.679 | 8.42 | 479,171 |
| Qualified XII (1.00) | 100,149.243 | 8.42 | 843,257 |
| Qualified XII (1.05) | 1,779.321 | 8.41 | 14,964 |
| Qualified XII (1.10) | 3,946.540 | 8.40 | 33,151 |
| Qualified XII (1.15) | 9,317.306 | 8.40 | 78,265 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Marsico Growth Portfolio - Institutional Class (continued)** | | | |
| Qualified XII (1.20) | 2,598.541 | $ 8.39 | $ 21,802 |
| Qualified XII (1.25) | 20,420.220 | 8.38 | 171,121 |
| Qualified XII (1.30) | 24.790 | 8.37 | 207 |
| Qualified XII (1.35) | 1.983 | 8.37 | 17 |
| Qualified XII (1.40) | 245.348 | 8.36 | 2,051 |
| Qualified XII (1.45) | 782.655 | 8.35 | 6,535 |
| Qualified XV | 4,430.882 | 8.42 | 37,308 |
| Qualified XVI | 2,560.247 | 8.34 | 21,352 |
| Qualified XVIII | 2,797.606 | 8.38 | 23,444 |
| Qualified XXVI | 721.084 | 8.43 | 6,079 |
| Qualified XXVII | 228,423.907 | 8.25 | 1,884,497 |
| Qualified XXXII | 333.414 | 8.38 | 2,794 |
| Qualified XXXVIII | 3,406.520 | 8.57 | 29,194 |
| Qualified XLIII | 26.994 | 8.48 | 229 |
| Qualified LIV | 1,152.336 | 8.45 | 9,737 |
| Qualified LVI | 8,907.999 | 8.53 | 75,985 |
| | 881,226.054 | | $ 7,383,760 |
| **ING Marsico Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP9 | 19,565.971 | $ 10.35 | $ 202,508 |
| ING MAP PLUS NP10 | 613.102 | 10.32 | 6,327 |
| ING MAP PLUS NP11 | 802.199 | 10.30 | 8,263 |
| ING MAP PLUS NP12 | 3,316.966 | 10.27 | 34,065 |
| ING MAP PLUS NP17 | 745.888 | 10.16 | 7,578 |
| ING MAP PLUS NP20 | 2,399.169 | 10.08 | 24,184 |
| ING MAP PLUS NP22 | 370.244 | 10.04 | 3,717 |
| ING MAP PLUS NP29 | 3,022.722 | 9.87 | 29,834 |
| Qualified XII (0.60) | 517.751 | 10.30 | 5,333 |
| Qualified XII (0.75) | 64.289 | 10.23 | 658 |
| Qualified XII (1.25) | 19.789 | 9.99 | 198 |
| Qualified XXXV | 1,712.612 | 8.47 | 14,506 |
| | 33,150.702 | | $ 337,171 |
| **ING Marsico International Opportunities Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 22,566.854 | $ 7.76 | $ 175,119 |
| **ING Marsico International Opportunities Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 371.498 | $ 12.28 | $ 4,562 |
| ING Custom Choice 65 | 75.400 | 12.83 | 967 |
| ING MAP PLUS NP9 | 369.056 | 12.72 | 4,694 |
| ING MAP PLUS NP11 | 4,230.767 | 12.66 | 53,562 |
| ING MAP PLUS NP12 | 767.484 | 12.63 | 9,693 |
| ING MAP PLUS NP15 | 3,989.091 | 12.54 | 50,023 |
| ING MAP PLUS NP17 | 3,210.520 | 12.49 | 40,099 |
| ING MAP PLUS NP18 | 462.681 | 12.46 | 5,765 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Marsico International Opportunities Portfolio -** | | | |
| **Service Class (continued)** | | | |
| ING MAP PLUS NP22 | 17.599 | $ 12.34 | $ 217 |
| ING MAP PLUS NP29 | 323.979 | 12.14 | 3,933 |
| Qualified VI | 230,569.312 | 12.28 | 2,831,391 |
| Qualified XII (0.00) | 1,592.053 | 13.02 | 20,729 |
| Qualified XII (0.10) | 14.419 | 12.96 | 187 |
| Qualified XII (0.30) | 2,166.763 | 12.84 | 27,821 |
| Qualified XII (0.40) | 10,762.490 | 12.78 | 137,545 |
| Qualified XII (0.50) | 55,916.323 | 12.72 | 711,256 |
| Qualified XII (0.55) | 466.702 | 12.69 | 5,922 |
| Qualified XII (0.60) | 3,499.633 | 12.66 | 44,305 |
| Qualified XII (0.65) | 19,594.173 | 12.63 | 247,474 |
| Qualified XII (0.70) | 5,628.466 | 12.60 | 70,919 |
| Qualified XII (0.75) | 22,212.014 | 12.57 | 279,205 |
| Qualified XII (0.80) | 47,415.224 | 12.54 | 594,587 |
| Qualified XII (0.85) | 45,893.725 | 12.52 | 574,589 |
| Qualified XII (0.90) | 5,311.741 | 12.49 | 66,344 |
| Qualified XII (0.95) | 37,990.049 | 12.46 | 473,356 |
| Qualified XII (1.00) | 122,393.163 | 12.43 | 1,521,347 |
| Qualified XII (1.05) | 1,069.852 | 12.40 | 13,266 |
| Qualified XII (1.10) | 13,857.601 | 12.37 | 171,419 |
| Qualified XII (1.15) | 8,715.700 | 12.34 | 107,552 |
| Qualified XII (1.20) | 2,149.571 | 12.31 | 26,461 |
| Qualified XII (1.25) | 8,557.336 | 12.28 | 105,084 |
| Qualified XII (1.30) | 21.072 | 12.25 | 258 |
| Qualified XII (1.40) | 872.521 | 12.20 | 10,645 |
| Qualified XII (1.45) | 13.173 | 12.17 | 160 |
| Qualified XV | 1,380.392 | 12.46 | 17,200 |
| Qualified XVI | 5,347.040 | 12.14 | 64,913 |
| Qualified XXI | 7,498.533 | 12.54 | 94,032 |
| Qualified XXVI | 252.861 | 12.49 | 3,158 |
| Qualified XXXIV | 1,208.083 | 6.74 | 8,142 |
| Qualified XXXVIII | 544.604 | 6.81 | 3,709 |
| Qualified XLIII | 372.567 | 6.74 | 2,511 |
| Qualified LIV | 5,934.770 | 12.69 | 75,312 |
| Qualified LVI | 7,100.427 | 12.90 | 91,596 |
| | 690,140.428 | | $ 8,575,910 |
| | | | |
| **ING MFS Total Return Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 85,098.757 | $ 10.53 | $ 896,090 |
| | | | |
| **ING MFS Total Return Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXVII | 3,132,262.582 | $ 10.03 | $ 31,416,594 |
| Qualified XXVIII | 2,683,002.111 | 10.04 | 26,937,341 |
| | 5,815,264.693 | | $ 58,353,935 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING MFS Total Return Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 3,350.524 | $ 11.49 | $ 38,498 |
| ING MAP PLUS NP1 | 186.238 | 11.91 | 2,218 |
| ING MAP PLUS NP9 | 47,414.960 | 11.63 | 551,436 |
| ING MAP PLUS NP10 | 461.770 | 11.60 | 5,357 |
| ING MAP PLUS NP11 | 20.326 | 11.56 | 235 |
| ING MAP PLUS NP12 | 38,652.324 | 11.53 | 445,661 |
| ING MAP PLUS NP13 | 2,820.460 | 11.49 | 32,407 |
| ING MAP PLUS NP16 | 699.912 | 11.39 | 7,972 |
| ING MAP PLUS NP17 | 568.099 | 11.36 | 6,454 |
| ING MAP PLUS NP20 | 98.737 | 11.26 | 1,112 |
| ING MAP PLUS NP21 | 771.156 | 11.22 | 8,652 |
| ING MAP PLUS NP22 | 2,506.746 | 11.19 | 28,050 |
| ING MAP PLUS NP23 | 3,946.004 | 11.16 | 44,037 |
| ING MAP PLUS NP24 | 73.704 | 11.13 | 820 |
| ING MAP PLUS NP26 | 66.890 | 11.06 | 740 |
| ING MAP PLUS NP30 | 2,851.990 | 10.93 | 31,172 |
| Qualified VI | 774,128.951 | 13.30 | 10,295,915 |
| Qualified X (1.15) | 16,748.260 | 11.38 | 190,595 |
| Qualified X (1.25) | 54,688.207 | 11.32 | 619,071 |
| Qualified XII (0.00) | 1,967.057 | 14.70 | 28,916 |
| Qualified XII (0.25) | 8,300.563 | 14.47 | 120,109 |
| Qualified XII (0.30) | 5,311.922 | 14.42 | 76,598 |
| Qualified XII (0.40) | 23,090.182 | 14.33 | 330,882 |
| Qualified XII (0.50) | 28,592.807 | 14.22 | 406,590 |
| Qualified XII (0.55) | 4,596.320 | 14.19 | 65,222 |
| Qualified XII (0.60) | 4,704.745 | 14.14 | 66,525 |
| Qualified XII (0.65) | 7,185.262 | 14.10 | 101,312 |
| Qualified XII (0.70) | 13,609.683 | 14.05 | 191,216 |
| Qualified XII (0.75) | 48,691.069 | 14.00 | 681,675 |
| Qualified XII (0.80) | 42,887.438 | 13.94 | 597,851 |
| Qualified XII (0.85) | 79,126.932 | 13.87 | 1,097,491 |
| Qualified XII (0.90) | 9,011.540 | 13.84 | 124,720 |
| Qualified XII (0.95) | 167,344.194 | 13.78 | 2,306,003 |
| Qualified XII (1.00) | 258,077.017 | 13.74 | 3,545,978 |
| Qualified XII (1.05) | 15,824.716 | 13.69 | 216,640 |
| Qualified XII (1.10) | 60,273.575 | 13.65 | 822,734 |
| Qualified XII (1.15) | 25,439.957 | 13.60 | 345,983 |
| Qualified XII (1.20) | 22,412.442 | 13.56 | 303,913 |
| Qualified XII (1.25) | 95,288.669 | 13.52 | 1,288,303 |
| Qualified XII (1.30) | 393.831 | 13.47 | 5,305 |
| Qualified XII (1.35) | 807.898 | 13.43 | 10,850 |
| Qualified XII (1.40) | 4,466.869 | 13.39 | 59,811 |
| Qualified XII (1.45) | 2,492.489 | 13.34 | 33,250 |
| Qualified XII (1.50) | 1,476.960 | 13.30 | 19,644 |
| Qualified XV | 537.375 | 13.02 | 6,997 |
| Qualified XVI | 19,214.852 | 13.08 | 251,330 |
| Qualified XVII | 4,399.444 | 12.76 | 56,137 |
| Qualified XVIII | 773.303 | 11.47 | 8,870 |
| Qualified XXVI | 409.538 | 13.06 | 5,349 |
| Qualified XXXII | 595.703 | 11.32 | 6,743 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING MFS Total Return Portfolio - Service Class (continued)** | | | |
| Qualified XXXIV | 487.301 | $ 8.91 | $ 4,342 |
| Qualified XXXVIII | 7,561.117 | 8.99 | 67,974 |
| Qualified XLIII | 2,250.426 | 8.90 | 20,029 |
| Qualified LIV | 2,327.261 | 10.88 | 25,321 |
| Qualified LVI | 6,472.920 | 11.06 | 71,590 |
| | 1,926,458.635 | | $ 25,682,605 |
| | | | |
| **ING MFS Utilities Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 1,301.188 | $ 14.96 | $ 19,466 |
| ING Custom Choice 65 | 5,276.527 | 15.62 | 82,419 |
| Qualified V | 287.804 | 14.85 | 4,274 |
| Qualified VI | 800,354.025 | 14.96 | 11,973,296 |
| Qualified XII (0.00) | 3,088.655 | 15.86 | 48,986 |
| Qualified XII (0.10) | 17.889 | 15.78 | 282 |
| Qualified XII (0.25) | 1,201.169 | 15.67 | 18,822 |
| Qualified XII (0.30) | 13,312.324 | 15.64 | 208,205 |
| Qualified XII (0.40) | 26,348.334 | 15.56 | 409,980 |
| Qualified XII (0.50) | 267,963.156 | 15.49 | 4,150,749 |
| Qualified XII (0.55) | 3,395.708 | 15.46 | 52,498 |
| Qualified XII (0.60) | 12,120.159 | 15.42 | 186,893 |
| Qualified XII (0.65) | 43,759.739 | 15.38 | 673,025 |
| Qualified XII (0.70) | 15,936.382 | 15.35 | 244,623 |
| Qualified XII (0.75) | 73,485.410 | 15.31 | 1,125,062 |
| Qualified XII (0.80) | 59,536.397 | 15.28 | 909,716 |
| Qualified XII (0.85) | 84,283.171 | 15.24 | 1,284,476 |
| Qualified XII (0.90) | 13,327.326 | 15.21 | 202,709 |
| Qualified XII (0.95) | 124,272.246 | 15.17 | 1,885,210 |
| Qualified XII (1.00) | 503,236.887 | 15.13 | 7,613,974 |
| Qualified XII (1.05) | 9,461.594 | 15.10 | 142,870 |
| Qualified XII (1.10) | 15,459.574 | 15.06 | 232,821 |
| Qualified XII (1.15) | 27,682.945 | 15.03 | 416,075 |
| Qualified XII (1.20) | 4,474.153 | 14.99 | 67,068 |
| Qualified XII (1.25) | 44,363.177 | 14.96 | 663,673 |
| Qualified XII (1.30) | 1,715.819 | 14.92 | 25,600 |
| Qualified XII (1.35) | 110.243 | 14.89 | 1,642 |
| Qualified XII (1.40) | 4,068.661 | 14.85 | 60,420 |
| Qualified XII (1.45) | 440.953 | 14.82 | 6,535 |
| Qualified XII (1.50) | 1,294.336 | 14.78 | 19,130 |
| Qualified XIII | 947.086 | 15.17 | 14,367 |
| Qualified XV | 4,267.525 | 15.17 | 64,738 |
| Qualified XVI | 18,779.984 | 14.78 | 277,568 |
| Qualified XVII | 1,370.839 | 14.96 | 20,508 |
| Qualified XXI | 21,154.766 | 15.28 | 323,245 |
| Qualified XXVI | 1,373.018 | 15.21 | 20,884 |
| Qualified XXXIV | 1,650.901 | 8.30 | 13,702 |
| Qualified XXXVIII | 6,052.644 | 8.38 | 50,721 |
| Qualified XLIII | 5,395.078 | 8.29 | 44,725 |
| Qualified LIV | 6,209.771 | 15.46 | 96,003 |
| Qualified LVI | 29,244.220 | 15.71 | 459,427 |
| | 2,258,021.783 | | $ 34,116,387 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING PIMCO High Yield Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXVII | 178,993.884 | $ 12.31 | $ 2,203,415 |
| Qualified XXVIII | 99,256.259 | 12.32 | 1,222,837 |
| | 278,250.143 | | $ 3,426,252 |
| | | | |
| **ING PIMCO High Yield Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 825.735 | $ 12.93 | $ 10,677 |
| ING Custom Choice 65 | 711.291 | 13.51 | 9,610 |
| ING MAP PLUS NP3 | 92.917 | 12.60 | 1,171 |
| ING MAP PLUS NP6 | 5,239.105 | 12.53 | 65,646 |
| ING MAP PLUS NP8 | 616.669 | 12.49 | 7,702 |
| ING MAP PLUS NP9 | 2,336.962 | 12.47 | 29,142 |
| ING MAP PLUS NP11 | 3,034.903 | 12.42 | 37,693 |
| ING MAP PLUS NP12 | 10,750.031 | 12.40 | 133,300 |
| ING MAP PLUS NP13 | 1,019.081 | 12.37 | 12,606 |
| ING MAP PLUS NP14 | 4,345.504 | 12.35 | 53,667 |
| ING MAP PLUS NP15 | 9,052.453 | 12.33 | 111,617 |
| ING MAP PLUS NP17 | 1,265.717 | 12.28 | 15,543 |
| ING MAP PLUS NP22 | 3,003.964 | 12.17 | 36,558 |
| ING MAP PLUS NP26 | 175.045 | 12.08 | 2,115 |
| Qualified VI | 353,816.395 | 12.93 | 4,574,846 |
| Qualified XII (0.00) | 1,103.363 | 13.71 | 15,127 |
| Qualified XII (0.30) | 6,375.881 | 13.52 | 86,202 |
| Qualified XII (0.35) | 1,648.319 | 13.49 | 22,236 |
| Qualified XII (0.40) | 21,215.887 | 13.46 | 285,566 |
| Qualified XII (0.50) | 113,811.163 | 13.39 | 1,523,931 |
| Qualified XII (0.55) | 1,046.534 | 13.36 | 13,982 |
| Qualified XII (0.60) | 15,910.969 | 13.33 | 212,093 |
| Qualified XII (0.65) | 40,135.998 | 13.30 | 533,809 |
| Qualified XII (0.70) | 22,140.425 | 13.27 | 293,803 |
| Qualified XII (0.75) | 5,698.592 | 13.24 | 75,449 |
| Qualified XII (0.80) | 22,295.329 | 13.21 | 294,521 |
| Qualified XII (0.85) | 54,266.325 | 13.18 | 715,230 |
| Qualified XII (0.90) | 3,246.725 | 13.15 | 42,694 |
| Qualified XII (0.95) | 39,078.415 | 13.11 | 512,318 |
| Qualified XII (1.00) | 113,042.070 | 13.08 | 1,478,590 |
| Qualified XII (1.05) | 6,522.569 | 13.05 | 85,120 |
| Qualified XII (1.10) | 11,047.312 | 13.02 | 143,836 |
| Qualified XII (1.15) | 4,558.578 | 12.99 | 59,216 |
| Qualified XII (1.20) | 4,161.865 | 12.96 | 53,938 |
| Qualified XII (1.25) | 18,087.514 | 12.93 | 233,872 |
| Qualified XII (1.30) | 49.135 | 12.90 | 634 |
| Qualified XII (1.35) | 1.605 | 12.87 | 21 |
| Qualified XII (1.40) | 2,233.481 | 12.84 | 28,678 |
| Qualified XII (1.45) | 894.122 | 12.81 | 11,454 |
| Qualified XII (1.50) | 610.532 | 12.78 | 7,803 |
| Qualified XIII | 1,042.713 | 13.11 | 13,670 |
| Qualified XV | 3,785.556 | 13.11 | 49,629 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING PIMCO High Yield Portfolio - Service Class (continued)** | | | |
| Qualified XVI | 8,266.185 | $ 12.78 | $ 105,642 |
| Qualified XVII | 340.861 | 12.93 | 4,407 |
| Qualified XXI | 13,760.163 | 13.21 | 181,772 |
| Qualified XXXIV | 1,302.864 | 11.39 | 14,840 |
| Qualified XXXVIII | 3,694.118 | 11.49 | 42,445 |
| Qualified XLIII | 2,079.782 | 11.37 | 23,647 |
| Qualified LIV | 8,220.605 | 13.36 | 109,827 |
| Qualified LVI | 20,962.762 | 13.59 | 284,884 |
| | 968,924.089 | | $ 12,662,779 |
| **ING Pioneer Equity Income Portfolio - Institutional Class** | | | |
| Currently payable annuity contracts: | 280,369.907 | $6.85 to $7.09 | $ 1,978,404 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 8,760.280 | 7.00 | 61,322 |
| ING Custom Choice 65 | 524.599 | 7.23 | 3,793 |
| ING MAP PLUS NP1 | 136,653.500 | 7.28 | 994,837 |
| ING MAP PLUS NP6 | 30,518.609 | 7.21 | 220,039 |
| ING MAP PLUS NP8 | 101,852.364 | 7.18 | 731,300 |
| ING MAP PLUS NP9 | 2,542.986 | 7.17 | 18,233 |
| ING MAP PLUS NP10 | 2,042.413 | 7.16 | 14,624 |
| ING MAP PLUS NP13 | 6,976.476 | 7.12 | 49,673 |
| ING MAP PLUS NP14 | 27,512.806 | 7.11 | 195,616 |
| ING MAP PLUS NP15 | 6,123.956 | 7.09 | 43,419 |
| ING MAP PLUS NP17 | 8,900.013 | 7.07 | 62,923 |
| ING MAP PLUS NP18 | 4,156.072 | 7.05 | 29,300 |
| ING MAP PLUS NP19 | 17,765.621 | 7.04 | 125,070 |
| ING MAP PLUS NP20 | 10,178.026 | 7.03 | 71,552 |
| ING MAP PLUS NP22 | 3,375.136 | 7.00 | 23,626 |
| ING MAP PLUS NP23 | 657.110 | 6.99 | 4,593 |
| ING MAP PLUS NP24 | 5,246.615 | 6.98 | 36,621 |
| ING MAP PLUS NP25 | 11,794.944 | 6.96 | 82,093 |
| ING MAP PLUS NP26 | 3,762.178 | 6.95 | 26,147 |
| ING MAP PLUS NP28 | 3,069.850 | 6.92 | 21,243 |
| ING MAP PLUS NP30 | 119.922 | 6.90 | 827 |
| ING MAP PLUS NP32 | 89.332 | 6.87 | 614 |
| Qualified VI | 3,494,295.619 | 7.00 | 24,460,069 |
| Qualified VIII | 6,657.391 | 6.99 | 46,535 |
| Qualified X (1.15) | 102,342.526 | 7.02 | 718,445 |
| Qualified X (1.25) | 177,039.356 | 7.00 | 1,239,275 |
| Qualified XII (0.00) | 6,902.037 | 7.33 | 50,592 |
| Qualified XII (0.10) | 147.767 | 7.30 | 1,079 |
| Qualified XII (0.20) | 522.425 | 7.27 | 3,798 |
| Qualified XII (0.25) | 5,910.926 | 7.26 | 42,913 |
| Qualified XII (0.30) | 582,643.698 | 7.25 | 4,224,167 |
| Qualified XII (0.35) | 2,375.275 | 7.23 | 17,173 |
| Qualified XII (0.40) | 261,845.010 | 7.22 | 1,890,521 |
| Qualified XII (0.50) | 1,345,805.406 | 7.19 | 9,676,341 |
| Qualified XII (0.55) | 300,262.850 | 7.18 | 2,155,887 |
| Qualified XII (0.60) | 21,330.927 | 7.17 | 152,943 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Pioneer Equity Income Portfolio - Institutional Class (continued)** | | | |
| Qualified XII (0.65) | 237,201.508 | $ 7.15 | $ 1,695,991 |
| Qualified XII (0.70) | 149,889.190 | 7.14 | 1,070,209 |
| Qualified XII (0.75) | 594,343.717 | 7.13 | 4,237,671 |
| Qualified XII (0.80) | 793,104.882 | 7.11 | 5,638,976 |
| Qualified XII (0.85) | 568,779.918 | 7.10 | 4,038,337 |
| Qualified XII (0.90) | 126,610.186 | 7.09 | 897,666 |
| Qualified XII (0.95) | 646,774.806 | 7.07 | 4,572,698 |
| Qualified XII (1.00) | 3,001,481.306 | 7.06 | 21,190,458 |
| Qualified XII (1.05) | 52,339.112 | 7.05 | 368,991 |
| Qualified XII (1.10) | 121,468.946 | 7.04 | 855,141 |
| Qualified XII (1.15) | 178,785.275 | 7.02 | 1,255,073 |
| Qualified XII (1.20) | 29,670.275 | 7.01 | 207,989 |
| Qualified XII (1.25) | 142,095.080 | 7.00 | 994,666 |
| Qualified XII (1.30) | 4,380.221 | 6.98 | 30,574 |
| Qualified XII (1.35) | 197.208 | 6.97 | 1,375 |
| Qualified XII (1.40) | 13,469.885 | 6.96 | 93,750 |
| Qualified XII (1.45) | 3,989.212 | 6.95 | 27,725 |
| Qualified XII (1.50) | 3,288.351 | 6.93 | 22,788 |
| Qualified XIII | 186.999 | 7.07 | 1,322 |
| Qualified XV | 1,773.625 | 7.07 | 12,540 |
| Qualified XVI | 61,747.579 | 6.93 | 427,911 |
| Qualified XVII | 24,553.953 | 7.00 | 171,878 |
| Qualified XVIII | 14,317.994 | 7.06 | 101,085 |
| Qualified XXI | 64,104.381 | 7.11 | 455,782 |
| Qualified XXVI | 1,125.529 | 7.09 | 7,980 |
| Qualified XXVII | 3,299,759.055 | 7.06 | 23,296,299 |
| Qualified XXXII | 6,873.487 | 7.00 | 48,114 |
| Qualified XXXIII (0.65) | 165,402.558 | 7.15 | 1,182,628 |
| Qualified XXXIV | 4,280.206 | 7.52 | 32,187 |
| Qualified XXXVIII | 9,580.779 | 7.59 | 72,718 |
| Qualified XLIII | 5,204.919 | 7.51 | 39,089 |
| Qualified LIV | 284,567.131 | 7.15 | 2,034,655 |
| Qualified LVI | 36,390.085 | 7.27 | 264,556 |
| | 17,628,811.286 | | $ 124,824,429 |
| **ING Pioneer Equity Income Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP20 | 386.643 | $ 7.00 | $ 2,707 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Pioneer Fund Portfolio - Institutional Class** | | | |
| Currently payable annuity contracts: | 20,858.380 | $8.58 to $10.00 | $ 204,008 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 1,203.594 | 8.92 | 10,736 |
| ING MAP PLUS NP1 | 107,021.011 | 9.28 | 993,155 |
| ING MAP PLUS NP8 | 15,494.260 | 9.16 | 141,927 |
| ING MAP PLUS NP9 | 380.904 | 9.14 | 3,481 |
| ING MAP PLUS NP10 | 152.423 | 9.13 | 1,392 |
| ING MAP PLUS NP11 | 4,843.267 | 9.11 | 44,122 |
| ING MAP PLUS NP13 | 16,372.122 | 9.07 | 148,495 |
| ING MAP PLUS NP14 | 13,235.853 | 9.06 | 119,917 |
| ING MAP PLUS NP15 | 10,489.028 | 9.04 | 94,821 |
| ING MAP PLUS NP17 | 34.545 | 9.01 | 311 |
| ING MAP PLUS NP18 | 1,870.929 | 8.99 | 16,820 |
| ING MAP PLUS NP21 | 5,432.314 | 8.94 | 48,565 |
| ING MAP PLUS NP22 | 45.180 | 8.93 | 403 |
| ING MAP PLUS NP23 | 1,027.608 | 8.91 | 9,156 |
| ING MAP PLUS NP24 | 4,077.109 | 8.89 | 36,245 |
| ING MAP PLUS NP26 | 1,726.277 | 8.86 | 15,295 |
| ING MAP PLUS NP28 | 5.179 | 8.83 | 46 |
| Qualified VI | 295,327.779 | 8.92 | 2,634,324 |
| Qualified VIII | 438.992 | 8.92 | 3,916 |
| Qualified X (1.15) | 44,407.154 | 8.96 | 397,888 |
| Qualified X (1.25) | 45,998.056 | 8.92 | 410,303 |
| Qualified XII (0.00) | 3,892.433 | 9.34 | 36,355 |
| Qualified XII (0.05) | 199,538.502 | 9.34 | 1,863,690 |
| Qualified XII (0.20) | 2,193.222 | 9.28 | 20,353 |
| Qualified XII (0.25) | 421.958 | 9.26 | 3,907 |
| Qualified XII (0.30) | 44,616.194 | 9.24 | 412,254 |
| Qualified XII (0.40) | 10,615.592 | 9.21 | 97,770 |
| Qualified XII (0.50) | 98,511.749 | 9.17 | 903,353 |
| Qualified XII (0.55) | 27,164.586 | 9.16 | 248,828 |
| Qualified XII (0.60) | 3,109.233 | 9.14 | 28,418 |
| Qualified XII (0.65) | 267,101.751 | 9.12 | 2,435,968 |
| Qualified XII (0.70) | 10,547.829 | 9.11 | 96,091 |
| Qualified XII (0.75) | 28,031.967 | 9.09 | 254,811 |
| Qualified XII (0.80) | 26,064.378 | 9.07 | 236,404 |
| Qualified XII (0.85) | 63,017.343 | 9.06 | 570,937 |
| Qualified XII (0.90) | 3,975.902 | 9.04 | 35,942 |
| Qualified XII (0.95) | 72,682.054 | 9.02 | 655,592 |
| Qualified XII (1.00) | 85,906.279 | 9.01 | 774,016 |
| Qualified XII (1.05) | 8,750.825 | 8.99 | 78,670 |
| Qualified XII (1.10) | 8,370.624 | 8.97 | 75,084 |
| Qualified XII (1.15) | 33,744.325 | 8.96 | 302,349 |
| Qualified XII (1.20) | 5,995.181 | 8.94 | 53,597 |
| Qualified XII (1.25) | 18,748.298 | 8.92 | 167,235 |
| Qualified XII (1.30) | 57.026 | 8.91 | 508 |
| Qualified XII (1.40) | 1,021.140 | 8.88 | 9,068 |
| Qualified XII (1.45) | 353.228 | 8.86 | 3,130 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Pioneer Fund Portfolio - Institutional Class (continued)** | | | |
| Qualified XV | 968.014 | $ 9.02 | $ 8,731 |
| Qualified XVI | 10,259.507 | 8.84 | 90,694 |
| Qualified XVII | 2,398.682 | 8.92 | 21,396 |
| Qualified XVIII | 2,274.563 | 9.01 | 20,494 |
| Qualified XXI | 2,530.052 | 9.07 | 22,948 |
| Qualified XXVI | 783.437 | 9.04 | 7,082 |
| Qualified XXXII | 1,925.193 | 8.92 | 17,173 |
| Qualified XXXIV | 215.869 | 7.87 | 1,699 |
| Qualified XXXVIII | 4,360.519 | 7.95 | 34,666 |
| Qualified LIV | 9,500.386 | 9.12 | 86,644 |
| Qualified LVI | 3,862.151 | 9.27 | 35,802 |
| | 1,653,951.956 | | $ 15,046,985 |
| | | | |
| **ING Pioneer Fund Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP8 | 16,507.698 | $ 9.13 | $ 150,715 |
| ING MAP PLUS NP15 | 3,180.027 | 9.01 | 28,652 |
| ING MAP PLUS NP19 | 105.614 | 8.94 | 944 |
| ING MAP PLUS NP21 | 184.072 | 8.91 | 1,640 |
| ING MAP PLUS NP23 | 512.359 | 8.88 | 4,550 |
| ING MAP PLUS NP25 | 1,117.893 | 8.84 | 9,882 |
| ING MAP PLUS NP26 | 519.428 | 8.83 | 4,587 |
| Qualified XII (1.00) | 17,034.158 | 8.93 | 152,115 |
| | 39,161.249 | | $ 353,085 |
| | | | |
| **ING Pioneer Mid Cap Value Portfolio - Institutional Class** | | | |
| Currently payable annuity contracts: | 119,854.294 | $ 9.18 | $ 1,100,262 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 4,326.009 | 9.08 | 39,280 |
| ING Custom Choice 65 | 2,590.070 | 9.38 | 24,295 |
| ING MAP PLUS NP1 | 15,144.944 | 9.44 | 142,968 |
| ING MAP PLUS NP4 | 17,673.953 | 9.39 | 165,958 |
| ING MAP PLUS NP9 | 9,120.765 | 9.30 | 84,823 |
| ING MAP PLUS NP10 | 21,564.666 | 9.28 | 200,120 |
| ING MAP PLUS NP11 | 14,426.192 | 9.27 | 133,731 |
| ING MAP PLUS NP13 | 9,468.301 | 9.23 | 87,392 |
| ING MAP PLUS NP15 | 3,224.038 | 9.20 | 29,661 |
| ING MAP PLUS NP17 | 689.014 | 9.17 | 6,318 |
| ING MAP PLUS NP18 | 366.490 | 9.15 | 3,353 |
| ING MAP PLUS NP20 | 189.231 | 9.12 | 1,726 |
| ING MAP PLUS NP21 | 14,411.554 | 9.10 | 131,145 |
| ING MAP PLUS NP22 | 120.866 | 9.08 | 1,097 |
| ING MAP PLUS NP23 | 1,783.561 | 9.07 | 16,177 |
| ING MAP PLUS NP26 | 2,076.228 | 9.02 | 18,728 |
| ING MAP PLUS NP28 | 1,482.085 | 8.98 | 13,309 |
| ING MAP PLUS NP30 | 1,726.362 | 8.95 | 15,451 |
| ING MAP PLUS NP36 | 131.386 | 8.85 | 1,163 |
| Qualified V | 328.269 | 9.03 | 2,964 |
| Qualified VI | 1,700,068.285 | 9.08 | 15,436,620 |
| Qualified X (1.15) | 52,281.359 | 9.11 | 476,283 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Pioneer Mid Cap Value Portfolio - Institutional Class (continued)** | | | |
| Qualified X (1.25) | 117,553.758 | $ 9.08 | $ 1,067,388 |
| Qualified XII (0.00) | 4,729.164 | 9.51 | 44,974 |
| Qualified XII (0.05) | 64,278.746 | 9.50 | 610,648 |
| Qualified XII (0.10) | 107.332 | 9.47 | 1,016 |
| Qualified XII (0.20) | 254.168 | 9.44 | 2,399 |
| Qualified XII (0.25) | 1,300.486 | 9.42 | 12,251 |
| Qualified XII (0.30) | 131,370.218 | 9.40 | 1,234,880 |
| Qualified XII (0.40) | 42,012.370 | 9.37 | 393,656 |
| Qualified XII (0.50) | 1,146,227.283 | 9.33 | 10,694,301 |
| Qualified XII (0.55) | 67,025.362 | 9.32 | 624,676 |
| Qualified XII (0.60) | 65,715.919 | 9.30 | 611,158 |
| Qualified XII (0.65) | 496,215.870 | 9.28 | 4,604,883 |
| Qualified XII (0.70) | 85,668.293 | 9.27 | 794,145 |
| Qualified XII (0.75) | 305,999.538 | 9.25 | 2,830,496 |
| Qualified XII (0.80) | 746,912.740 | 9.23 | 6,894,005 |
| Qualified XII (0.85) | 260,546.700 | 9.21 | 2,399,635 |
| Qualified XII (0.90) | 39,088.157 | 9.20 | 359,611 |
| Qualified XII (0.95) | 240,595.450 | 9.18 | 2,208,666 |
| Qualified XII (1.00) | 1,509,165.888 | 9.16 | 13,823,960 |
| Qualified XII (1.05) | 30,325.727 | 9.15 | 277,480 |
| Qualified XII (1.10) | 46,953.487 | 9.13 | 428,685 |
| Qualified XII (1.15) | 38,935.765 | 9.11 | 354,705 |
| Qualified XII (1.20) | 25,899.863 | 9.10 | 235,689 |
| Qualified XII (1.25) | 82,035.042 | 9.08 | 744,878 |
| Qualified XII (1.30) | 12,871.350 | 9.06 | 116,614 |
| Qualified XII (1.35) | 1,710.146 | 9.05 | 15,477 |
| Qualified XII (1.40) | 16,775.250 | 9.03 | 151,481 |
| Qualified XII (1.45) | 7,118.676 | 9.01 | 64,139 |
| Qualified XII (1.50) | 86.670 | 9.00 | 780 |
| Qualified XIII | 191.021 | 9.18 | 1,754 |
| Qualified XV | 4,862.756 | 9.18 | 44,640 |
| Qualified XVI | 49,297.576 | 9.00 | 443,678 |
| Qualified XVII | 725.389 | 9.08 | 6,587 |
| Qualified XVIII | 1,784.289 | 9.16 | 16,344 |
| Qualified XXVI | 13,082.051 | 9.20 | 120,355 |
| Qualified XXVII | 1,325,733.499 | 9.10 | 12,064,175 |
| Qualified XXXII | 1,282.856 | 9.08 | 11,648 |
| Qualified XXXIII (0.65) | 68,372.712 | 9.28 | 634,499 |
| Qualified XXXIV | 5,057.361 | 7.94 | 40,155 |
| Qualified XXXVIII | 11,081.170 | 8.01 | 88,760 |
| Qualified XLIII | 29.759 | 7.93 | 236 |
| Qualified LIV | 45,798.917 | 9.28 | 425,014 |
| Qualified LVI | 24,701.130 | 9.44 | 233,179 |
| | 9,132,527.826 | | $ 83,866,524 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Pioneer Mid Cap Value Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 3,508.604 | $ 9.40 | $ 32,981 |
| ING MAP PLUS NP5 | 9,304.979 | 9.33 | 86,815 |
| ING MAP PLUS NP6 | 386.176 | 9.31 | 3,595 |
| ING MAP PLUS NP11 | 5,003.978 | 9.23 | 46,187 |
| ING MAP PLUS NP12 | 1,055.353 | 9.21 | 9,720 |
| ING MAP PLUS NP13 | 1,213.517 | 9.19 | 11,152 |
| ING MAP PLUS NP15 | 5,209.064 | 9.16 | 47,715 |
| ING MAP PLUS NP16 | 136.967 | 9.14 | 1,252 |
| ING MAP PLUS NP17 | 903.211 | 9.13 | 8,246 |
| ING MAP PLUS NP18 | 2,512.420 | 9.11 | 22,888 |
| ING MAP PLUS NP23 | 1,589.330 | 9.03 | 14,352 |
| ING MAP PLUS NP25 | 3,312.889 | 8.99 | 29,783 |
| ING MAP PLUS NP26 | 6.523 | 8.98 | 59 |
| ING MAP PLUS NP27 | 196.916 | 8.96 | 1,764 |
| ING MAP PLUS NP29 | 798.543 | 8.93 | 7,131 |
| ING MAP PLUS NP30 | 2,116.204 | 8.91 | 18,855 |
| | 37,254.674 | | $ 342,495 |
| **ING Stock Index Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 1,536.432 | $ 10.57 | $ 16,240 |
| Qualified XII (0.00) | 26.691 | 11.16 | 298 |
| Qualified XII (0.05) | 305,999.886 | 11.14 | 3,408,839 |
| Qualified XII (0.40) | 34,100.499 | 10.91 | 372,036 |
| Qualified XII (0.65) | 386.384 | 10.75 | 4,154 |
| Qualified XII (0.75) | 1,797.693 | 10.69 | 19,217 |
| Qualified XII (0.80) | 9,502.699 | 10.66 | 101,299 |
| Qualified XII (0.95) | 1,054.008 | 10.57 | 11,141 |
| Qualified XII (1.00) | 1,777.441 | 10.54 | 18,734 |
| | 356,181.733 | | $ 3,951,958 |
| **ING T. Rowe Price Capital Appreciation Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 80,108.979 | $ 12.02 | $ 962,910 |
| ING MAP PLUS NP1 | 165,558.941 | 12.69 | 2,100,943 |
| ING MAP PLUS NP6 | 19,255.503 | 12.54 | 241,464 |
| ING MAP PLUS NP8 | 66,795.458 | 12.48 | 833,607 |
| ING MAP PLUS NP9 | 15,551.600 | 12.45 | 193,617 |
| ING MAP PLUS NP10 | 1,854.069 | 12.42 | 23,028 |
| ING MAP PLUS NP11 | 77,169.165 | 12.39 | 956,126 |
| ING MAP PLUS NP12 | 29,923.392 | 12.36 | 369,853 |
| ING MAP PLUS NP13 | 723.753 | 12.33 | 8,924 |
| ING MAP PLUS NP14 | 15,456.496 | 12.31 | 190,269 |
| ING MAP PLUS NP15 | 45,969.520 | 12.28 | 564,506 |
| ING MAP PLUS NP17 | 114,520.456 | 12.22 | 1,399,440 |
| ING MAP PLUS NP18 | 7,820.240 | 12.19 | 95,329 |
| ING MAP PLUS NP20 | 42,665.638 | 12.13 | 517,534 |
| ING MAP PLUS NP21 | 21,154.050 | 12.11 | 256,176 |
| ING MAP PLUS NP22 | 2,290.950 | 12.08 | 27,675 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Capital Appreciation Portfolio -** | | | |
| **Service Class (continued)** | | | |
| ING MAP PLUS NP23 | 14,827.427 | $ 12.05 | $ 178,670 |
| ING MAP PLUS NP24 | 21,728.078 | 12.02 | 261,171 |
| ING MAP PLUS NP25 | 2,634.416 | 11.99 | 31,587 |
| ING MAP PLUS NP26 | 12,197.473 | 11.96 | 145,882 |
| ING MAP PLUS NP28 | 5,905.490 | 11.91 | 70,334 |
| ING MAP PLUS NP30 | 2,366.575 | 11.85 | 28,044 |
| Qualified V | 2,456.469 | 11.93 | 29,306 |
| Qualified VI | 5,736,423.849 | 12.02 | 68,951,815 |
| Qualified VIII | 2,554.552 | 12.02 | 30,706 |
| Qualified XII (0.00) | 11,024.389 | 12.75 | 140,561 |
| Qualified XII (0.10) | 83.224 | 12.69 | 1,056 |
| Qualified XII (0.25) | 8,507.671 | 12.60 | 107,197 |
| Qualified XII (0.30) | 217,292.555 | 12.57 | 2,731,367 |
| Qualified XII (0.35) | 5,078.830 | 12.54 | 63,689 |
| Qualified XII (0.40) | 158,512.638 | 12.51 | 1,982,993 |
| Qualified XII (0.50) | 4,344,384.225 | 12.45 | 54,087,584 |
| Qualified XII (0.55) | 371,807.448 | 12.42 | 4,617,849 |
| Qualified XII (0.60) | 22,813.803 | 12.39 | 282,663 |
| Qualified XII (0.65) | 203,923.488 | 12.36 | 2,520,494 |
| Qualified XII (0.70) | 109,672.217 | 12.33 | 1,352,258 |
| Qualified XII (0.75) | 2,125,619.996 | 12.31 | 26,166,382 |
| Qualified XII (0.80) | 384,449.519 | 12.28 | 4,721,040 |
| Qualified XII (0.85) | 676,518.082 | 12.25 | 8,287,347 |
| Qualified XII (0.90) | 107,773.648 | 12.22 | 1,316,994 |
| Qualified XII (0.95) | 743,343.474 | 12.19 | 9,061,357 |
| Qualified XII (1.00) | 3,840,472.072 | 12.16 | 46,700,140 |
| Qualified XII (1.05) | 58,445.735 | 12.13 | 708,947 |
| Qualified XII (1.10) | 97,826.321 | 12.11 | 1,184,677 |
| Qualified XII (1.15) | 142,638.274 | 12.08 | 1,723,070 |
| Qualified XII (1.20) | 37,922.481 | 12.05 | 456,966 |
| Qualified XII (1.25) | 454,754.531 | 12.02 | 5,466,149 |
| Qualified XII (1.30) | 452.063 | 11.99 | 5,420 |
| Qualified XII (1.35) | 20,075.257 | 11.96 | 240,100 |
| Qualified XII (1.40) | 14,422.062 | 11.94 | 172,199 |
| Qualified XII (1.45) | 6,490.657 | 11.91 | 77,304 |
| Qualified XII (1.50) | 1,320.179 | 11.88 | 15,684 |
| Qualified XIII | 644.247 | 12.19 | 7,853 |
| Qualified XV | 13,609.328 | 12.19 | 165,898 |
| Qualified XVI | 85,521.661 | 11.88 | 1,015,997 |
| Qualified XVII | 14,608.775 | 12.02 | 175,597 |
| Qualified XXI | 28,871.711 | 12.28 | 354,545 |
| Qualified XXVI | 2,452.347 | 12.22 | 29,968 |
| Qualified XXXIV | 5,989.419 | 9.43 | 56,480 |
| Qualified XXXVIII | 37,188.189 | 9.52 | 354,032 |
| Qualified XLIII | 1,302.047 | 9.42 | 12,265 |
| Qualified LIV | 184,173.339 | 12.42 | 2,287,433 |
| Qualified LVI | 63,842.211 | 12.63 | 806,327 |
| | 21,111,740.652 | | $ 257,926,798 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Equity Income Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 141,575.872 | $ 9.81 | $ 1,388,859 |
| | | | |
| **ING T. Rowe Price Equity Income Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 5,424.892 | $ 12.97 | $ 70,361 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 7,995.659 | 11.05 | 88,352 |
| ING Custom Choice 65 | 244.226 | 10.41 | 2,542 |
| ING MAP PLUS NP5 | 5,505.967 | 11.37 | 62,603 |
| ING MAP PLUS NP6 | 28,599.967 | 11.33 | 324,038 |
| ING MAP PLUS NP8 | 25,676.488 | 11.26 | 289,117 |
| ING MAP PLUS NP9 | 31,908.440 | 11.23 | 358,332 |
| ING MAP PLUS NP10 | 4,729.347 | 11.20 | 52,969 |
| ING MAP PLUS NP11 | 21,500.105 | 11.17 | 240,156 |
| ING MAP PLUS NP12 | 4,030.613 | 11.13 | 44,861 |
| ING MAP PLUS NP13 | 4,656.629 | 11.10 | 51,689 |
| ING MAP PLUS NP14 | 14,311.146 | 11.07 | 158,424 |
| ING MAP PLUS NP15 | 27,794.912 | 11.03 | 306,578 |
| ING MAP PLUS NP16 | 163.385 | 11.00 | 1,797 |
| ING MAP PLUS NP17 | 6,499.892 | 10.97 | 71,304 |
| ING MAP PLUS NP18 | 592.935 | 10.94 | 6,487 |
| ING MAP PLUS NP19 | 1,586.302 | 10.90 | 17,291 |
| ING MAP PLUS NP21 | 1,947.075 | 10.84 | 21,106 |
| ING MAP PLUS NP22 | 397.624 | 10.81 | 4,298 |
| ING MAP PLUS NP23 | 2,442.237 | 10.78 | 26,327 |
| ING MAP PLUS NP24 | 1,411.601 | 10.74 | 15,161 |
| ING MAP PLUS NP26 | 1,178.558 | 10.68 | 12,587 |
| ING MAP PLUS NP28 | 26,324.656 | 10.62 | 279,568 |
| ING MAP PLUS NP29 | 450.171 | 10.59 | 4,767 |
| ING MAP PLUS NP30 | 3,444.061 | 10.56 | 36,369 |
| ING MAP PLUS NP32 | 958.673 | 10.49 | 10,056 |
| Qualified VI | 981,770.084 | 14.15 | 13,892,047 |
| Qualified X (1.15) | 60,675.582 | 10.98 | 666,218 |
| Qualified X (1.25) | 97,479.600 | 10.92 | 1,064,477 |
| Qualified XII (0.00) | 8,093.202 | 15.37 | 124,393 |
| Qualified XII (0.05) | 193,168.138 | 15.27 | 2,949,677 |
| Qualified XII (0.25) | 47.118 | 15.12 | 712 |
| Qualified XII (0.30) | 32,001.036 | 15.07 | 482,256 |
| Qualified XII (0.40) | 39,700.816 | 14.98 | 594,718 |
| Qualified XII (0.50) | 338,442.921 | 14.87 | 5,032,646 |
| Qualified XII (0.55) | 23,199.914 | 14.83 | 344,055 |
| Qualified XII (0.60) | 7,953.525 | 14.78 | 117,553 |
| Qualified XII (0.65) | 65,315.631 | 14.74 | 962,752 |
| Qualified XII (0.70) | 28,514.445 | 14.69 | 418,877 |
| Qualified XII (0.75) | 31,297.777 | 14.64 | 458,199 |
| Qualified XII (0.80) | 52,483.857 | 14.57 | 764,690 |
| Qualified XII (0.85) | 4,520,640.385 | 14.50 | 65,549,286 |
| Qualified XII (0.90) | 12,594.117 | 14.47 | 182,237 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Equity Income Portfolio - Service Class (continued)** | | | |
| Qualified XII (0.95) | 137,154.793 | $ 14.41 | $ 1,976,401 |
| Qualified XII (1.00) | 435,884.453 | 14.36 | 6,259,301 |
| Qualified XII (1.05) | 9,466.821 | 14.31 | 135,470 |
| Qualified XII (1.10) | 57,570.004 | 14.27 | 821,524 |
| Qualified XII (1.15) | 35,341.903 | 14.22 | 502,562 |
| Qualified XII (1.20) | 17,771.013 | 14.18 | 251,993 |
| Qualified XII (1.25) | 69,002.782 | 14.13 | 975,009 |
| Qualified XII (1.30) | 361.432 | 14.08 | 5,089 |
| Qualified XII (1.35) | 3,595.671 | 14.04 | 50,483 |
| Qualified XII (1.40) | 8,519.573 | 13.99 | 119,189 |
| Qualified XII (1.45) | 95.892 | 13.95 | 1,338 |
| Qualified XII (1.50) | 510.929 | 13.90 | 7,102 |
| Qualified XIII | 1,210.125 | 13.57 | 16,421 |
| Qualified XV | 6,014.073 | 13.57 | 81,611 |
| Qualified XVI | 22,963.057 | 13.92 | 319,646 |
| Qualified XVII | 1,072.427 | 13.30 | 14,263 |
| Qualified XVIII | 3,625.829 | 11.07 | 40,138 |
| Qualified XXI | 166,559.667 | 13.71 | 2,283,533 |
| Qualified XXVI | 2,558.081 | 13.62 | 34,841 |
| Qualified XXXIV | 11,583.239 | 7.74 | 89,654 |
| Qualified XXXVIII | 25,413.229 | 7.81 | 198,477 |
| Qualified XLIII | 5,051.528 | 7.73 | 39,048 |
| Qualified LIV | 24,704.928 | 10.30 | 254,461 |
| Qualified LVI | 15,873.092 | 10.47 | 166,191 |
| | 7,785,058.250 | | $ 110,805,678 |
| **ING Templeton Global Growth Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP9 | 4,007.094 | $ 13.42 | $ 53,775 |
| ING MAP PLUS NP10 | 21,712.718 | 13.40 | 290,950 |
| ING MAP PLUS NP11 | 198.737 | 13.37 | 2,657 |
| ING MAP PLUS NP15 | 5,836.004 | 13.27 | 77,444 |
| ING MAP PLUS NP17 | 6,296.696 | 13.22 | 83,242 |
| ING MAP PLUS NP18 | 1,922.095 | 13.20 | 25,372 |
| ING MAP PLUS NP19 | 1,293.957 | 13.18 | 17,054 |
| ING MAP PLUS NP20 | 963.132 | 13.15 | 12,665 |
| ING MAP PLUS NP21 | 1,624.084 | 13.13 | 21,324 |
| ING MAP PLUS NP22 | 268.198 | 13.10 | 3,513 |
| ING MAP PLUS NP25 | 2,843.137 | 13.03 | 37,046 |
| ING MAP PLUS NP26 | 1,846.469 | 13.01 | 24,023 |
| ING MAP PLUS NP28 | 3,276.849 | 12.96 | 42,468 |
| ING MAP PLUS NP32 | 20.918 | 12.86 | 269 |
| Qualified XII (1.00) | 3,498.545 | 13.19 | 46,146 |
| | 55,608.633 | | $ 737,948 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Templeton Global Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP26 | 14.817 | $ 8.70 | $ 129 |
| ING MAP PLUS NP29 | 310.546 | 8.66 | 2,689 |
| Qualified V | 663.843 | 8.65 | 5,742 |
| Qualified VI | 164,565.063 | 8.70 | 1,431,716 |
| Qualified VIII | 1,072.064 | 8.70 | 9,327 |
| Qualified XII (0.00) | 104.076 | 9.11 | 948 |
| Qualified XII (0.30) | 1,473.519 | 9.01 | 13,276 |
| Qualified XII (0.40) | 1,899.085 | 8.98 | 17,054 |
| Qualified XII (0.50) | 4,489.170 | 8.95 | 40,178 |
| Qualified XII (0.55) | 685.614 | 8.93 | 6,123 |
| Qualified XII (0.60) | 173.705 | 8.92 | 1,549 |
| Qualified XII (0.65) | 13,016.896 | 8.90 | 115,850 |
| Qualified XII (0.70) | 2,599.696 | 8.88 | 23,085 |
| Qualified XII (0.75) | 17,591.170 | 8.87 | 156,034 |
| Qualified XII (0.80) | 5,588.184 | 8.85 | 49,455 |
| Qualified XII (0.85) | 46,003.595 | 8.83 | 406,212 |
| Qualified XII (0.90) | 889.110 | 8.82 | 7,842 |
| Qualified XII (0.95) | 45,805.252 | 8.80 | 403,086 |
| Qualified XII (1.00) | 47,978.183 | 8.78 | 421,248 |
| Qualified XII (1.05) | 697.415 | 8.77 | 6,116 |
| Qualified XII (1.10) | 2,821.953 | 8.75 | 24,692 |
| Qualified XII (1.15) | 685.976 | 8.74 | 5,995 |
| Qualified XII (1.20) | 2,543.991 | 8.72 | 22,184 |
| Qualified XII (1.25) | 11,209.592 | 8.70 | 97,523 |
| Qualified XII (1.30) | 4.855 | 8.69 | 42 |
| Qualified XII (1.35) | 75.113 | 8.67 | 651 |
| Qualified XII (1.40) | 3,377.393 | 8.66 | 29,248 |
| Qualified XV | 38.239 | 8.80 | 337 |
| Qualified XVI | 10,844.394 | 8.62 | 93,479 |
| Qualified XXI | 4,785.614 | 8.85 | 42,353 |
| Qualified XXVI | 51.781 | 8.82 | 457 |
| Qualified XXXIV | 122.506 | 7.76 | 951 |
| Qualified XXXVIII | 1,674.250 | 7.83 | 13,109 |
| Qualified XLIII | 545.972 | 7.75 | 4,231 |
| Qualified LIV | 1,785.563 | 8.90 | 15,892 |
| Qualified LVI | 6,241.506 | 9.04 | 56,423 |
| | 402,429.701 | | $ 3,525,226 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Van Kampen Growth and Income Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 1,806.451 | $ 10.50 | $ 18,968 |
| ING Custom Choice 65 | 237.724 | 10.97 | 2,608 |
| Qualified VI | 469,644.196 | 10.50 | 4,931,264 |
| Qualified XII (0.00) | 6,875.207 | 11.13 | 76,521 |
| Qualified XII (0.25) | 349.664 | 11.00 | 3,846 |
| Qualified XII (0.30) | 12,170.903 | 10.98 | 133,637 |
| Qualified XII (0.40) | 10,719.317 | 10.93 | 117,162 |
| Qualified XII (0.50) | 377,644.403 | 10.87 | 4,104,995 |
| Qualified XII (0.55) | 15,419.825 | 10.85 | 167,305 |
| Qualified XII (0.60) | 8,563.580 | 10.82 | 92,658 |
| Qualified XII (0.65) | 51,881.473 | 10.80 | 560,320 |
| Qualified XII (0.70) | 16,026.162 | 10.77 | 172,602 |
| Qualified XII (0.75) | 64,296.216 | 10.75 | 691,184 |
| Qualified XII (0.80) | 13,194.053 | 10.72 | 141,440 |
| Qualified XII (0.85) | 55,429.988 | 10.70 | 593,101 |
| Qualified XII (0.90) | 7,071.075 | 10.67 | 75,448 |
| Qualified XII (0.95) | 68,249.913 | 10.65 | 726,862 |
| Qualified XII (1.00) | 399,044.813 | 10.62 | 4,237,856 |
| Qualified XII (1.05) | 5,995.664 | 10.60 | 63,554 |
| Qualified XII (1.10) | 12,439.848 | 10.57 | 131,489 |
| Qualified XII (1.15) | 19,659.079 | 10.55 | 207,403 |
| Qualified XII (1.20) | 4,621.368 | 10.52 | 48,617 |
| Qualified XII (1.25) | 28,168.766 | 10.50 | 295,772 |
| Qualified XII (1.30) | 1,319.175 | 10.47 | 13,812 |
| Qualified XII (1.35) | 268.460 | 10.45 | 2,805 |
| Qualified XII (1.40) | 2,701.291 | 10.43 | 28,174 |
| Qualified XII (1.45) | 268.535 | 10.40 | 2,793 |
| Qualified XIII | 65.685 | 10.65 | 700 |
| Qualified XV | 1,161.776 | 10.65 | 12,373 |
| Qualified XVI | 13,204.925 | 10.38 | 137,067 |
| Qualified XXI | 7,092.896 | 10.72 | 76,036 |
| Qualified XXVI | 970.714 | 10.67 | 10,358 |
| Qualified XXXVIII | 8,058.153 | 8.17 | 65,835 |
| Qualified XLIII | 4,123.787 | 8.09 | 33,361 |
| Qualified LIV | 21,499.334 | 10.85 | 233,268 |
| Qualified LVI | 4,851.539 | 11.03 | 53,512 |
| | 1,715,095.958 | | $ 18,264,706 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Wells Fargo Small Cap Disciplined Portfolio -** | | | |
| **Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 870.510 | $ 8.81 | $ 7,669 |
| ING MAP PLUS NP11 | 435.795 | 8.75 | 3,813 |
| ING MAP PLUS NP25 | 1,119.257 | 8.53 | 9,547 |
| Qualified VI | 28,219.175 | 8.53 | 240,710 |
| Qualified XII (0.30) | 27.886 | 8.83 | 246 |
| Qualified XII (0.40) | 544.766 | 8.80 | 4,794 |
| Qualified XII (0.50) | 23,393.063 | 8.77 | 205,157 |
| Qualified XII (0.55) | 533.495 | 8.75 | 4,668 |
| Qualified XII (0.60) | 3,362.006 | 8.73 | 29,350 |
| Qualified XII (0.65) | 11,049.337 | 8.72 | 96,350 |
| Qualified XII (0.75) | 1,795.014 | 8.69 | 15,599 |
| Qualified XII (0.80) | 7,946.165 | 8.67 | 68,893 |
| Qualified XII (0.85) | 2,441.747 | 8.65 | 21,121 |
| Qualified XII (0.90) | 813.300 | 8.64 | 7,027 |
| Qualified XII (0.95) | 7,047.299 | 8.62 | 60,748 |
| Qualified XII (1.00) | 5,882.432 | 8.61 | 50,648 |
| Qualified XII (1.05) | 1,882.099 | 8.59 | 16,167 |
| Qualified XII (1.10) | 75.607 | 8.57 | 648 |
| Qualified XII (1.15) | 2,489.803 | 8.56 | 21,313 |
| Qualified XII (1.20) | 1,327.970 | 8.54 | 11,341 |
| Qualified XII (1.25) | 2,534.062 | 8.53 | 21,616 |
| Qualified XII (1.40) | 29.429 | 8.48 | 250 |
| Qualified XII (1.45) | 18.301 | 8.46 | 155 |
| Qualified XVI | 244.595 | 8.45 | 2,067 |
| Qualified XXVII | 68,015.587 | 8.52 | 579,493 |
| Qualified XXXIV | 548.001 | 8.32 | 4,559 |
| Qualified XLIII | 28.604 | 8.31 | 238 |
| Qualified LIV | 1,006.146 | 8.72 | 8,774 |
| Qualified LVI | 1,199.726 | 8.86 | 10,630 |
| | 174,881.177 | | $ 1,503,591 |
| | | | |
| **ING Money Market Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 369,199.503 | $10.51 to $12.86 | $ 4,153,241 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 204,297.533 | 11.00 | 2,247,273 |
| ING Custom Choice 65 | 1,475.181 | 11.47 | 16,920 |
| ING MAP PLUS NP4 | 4,117.680 | 11.37 | 46,818 |
| ING MAP PLUS NP9 | 1,508.648 | 11.20 | 16,897 |
| ING MAP PLUS NP15 | 2,594.475 | 11.01 | 28,565 |
| ING MAP PLUS NP17 | 687.423 | 10.94 | 7,520 |
| ING MAP PLUS NP19 | 13,362.765 | 10.88 | 145,387 |
| ING MAP PLUS NP21 | 950.019 | 10.81 | 10,270 |
| ING MAP PLUS NP24 | 1,016.409 | 10.72 | 10,896 |
| ING MAP PLUS NP26 | 2,311.229 | 10.65 | 24,615 |
| ING MAP PLUS NP28 | 34.001 | 10.59 | 360 |
| ING MAP PLUS NP32 | 5.041 | 10.47 | 53 |
| Qualified I | 3,816.690 | 53.79 | 205,300 |
| Qualified V | 16,602.435 | 14.91 | 247,542 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Money Market Portfolio - Class I (continued)** | | | |
| Qualified VI | 3,804,116.062 | $ 15.28 | $ 58,126,893 |
| Qualified VII | 73,624.722 | 15.28 | 1,124,986 |
| Qualified VIII | 5,817.177 | 14.70 | 85,513 |
| Qualified IX | 638.527 | 15.58 | 9,948 |
| Qualified X (1.15) | 306,696.043 | 15.53 | 4,762,990 |
| Qualified X (1.25) | 642,598.327 | 15.28 | 9,818,902 |
| Qualified XII (0.00) | 20,346.981 | 14.55 | 296,049 |
| Qualified XII (0.05) | 44,541.044 | 17.00 | 757,198 |
| Qualified XII (0.25) | 1,351.194 | 14.14 | 19,106 |
| Qualified XII (0.30) | 478,359.787 | 14.05 | 6,720,955 |
| Qualified XII (0.35) | 46,060.968 | 13.97 | 643,472 |
| Qualified XII (0.40) | 341,672.991 | 15.13 | 5,169,512 |
| Qualified XII (0.45) | 334.921 | 13.81 | 4,625 |
| Qualified XII (0.50) | 1,424,385.503 | 13.86 | 19,741,983 |
| Qualified XII (0.55) | 370,966.970 | 13.65 | 5,063,699 |
| Qualified XII (0.60) | 307,068.115 | 13.57 | 4,166,914 |
| Qualified XII (0.65) | 1,544,742.382 | 13.50 | 20,854,022 |
| Qualified XII (0.70) | 1,141,077.048 | 13.42 | 15,313,254 |
| Qualified XII (0.75) | 970,300.465 | 13.34 | 12,943,808 |
| Qualified XII (0.80) | 1,299,450.391 | 13.43 | 17,451,619 |
| Qualified XII (0.85) | 2,663,561.547 | 14.43 | 38,435,193 |
| Qualified XII (0.90) | 148,502.565 | 13.25 | 1,967,659 |
| Qualified XII (0.95) | 815,872.673 | 14.23 | 11,609,868 |
| Qualified XII (1.00) | 3,839,350.731 | 14.14 | 54,288,419 |
| Qualified XII (1.05) | 169,066.677 | 14.04 | 2,373,696 |
| Qualified XII (1.10) | 314,528.206 | 13.95 | 4,387,668 |
| Qualified XII (1.15) | 169,794.735 | 13.85 | 2,351,657 |
| Qualified XII (1.20) | 94,129.770 | 13.76 | 1,295,226 |
| Qualified XII (1.25) | 570,885.304 | 13.66 | 7,798,293 |
| Qualified XII (1.30) | 10,290.209 | 13.57 | 139,638 |
| Qualified XII (1.35) | 10,020.973 | 13.48 | 135,083 |
| Qualified XII (1.40) | 56,487.724 | 13.39 | 756,371 |
| Qualified XII (1.45) | 15,435.609 | 13.29 | 205,139 |
| Qualified XII (1.50) | 4,626.301 | 13.20 | 61,067 |
| Qualified XIII | 2,323.101 | 15.92 | 36,984 |
| Qualified XV | 16,734.627 | 15.89 | 265,913 |
| Qualified XVI | 119,636.760 | 14.80 | 1,770,624 |
| Qualified XVII | 132,437.863 | 15.28 | 2,023,651 |
| Qualified XVIII | 217,106.239 | 15.28 | 3,317,383 |
| Qualified XIX | 185.971 | 53.79 | 10,003 |
| Qualified XX | 22,595.039 | 52.65 | 1,189,629 |
| Qualified XXI | 32,923.077 | 16.15 | 531,708 |
| Qualified XXVI | 11,217.714 | 16.00 | 179,483 |
| Qualified XXVII | 824,957.183 | 57.57 | 47,492,785 |
| Qualified XXVIII | 403,997.015 | 56.46 | 22,809,671 |
| Qualified XXIX | 1.550 | 52.65 | 82 |
| Qualified XXX | 40,694.820 | 51.47 | 2,094,562 |
| Qualified XXXII | 43,015.149 | 10.97 | 471,876 |

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **ING Money Market Portfolio - Class I (continued)** | | | | | |
| Qualified XXXIII (0.65) | 94,439.085 | $ | 11.74 | $ | 1,108,715 |
| Qualified XXXIV | 11,277.832 | | 10.29 | | 116,049 |
| Qualified XXXV | 109,091.702 | | 11.26 | | 1,228,373 |
| Qualified XXXVI | 38,913.203 | | 11.85 | | 461,121 |
| Qualified XXXVIII | 75,330.486 | | 10.39 | | 782,684 |
| Qualified XLIII | 11,106.459 | | 10.28 | | 114,174 |
| Qualified LIV | 27,390.282 | | 11.35 | | 310,880 |
| Qualified LVI | 98,957.928 | | 11.55 | | 1,142,964 |
| | 24,663,014.759 | | | $ | 403,501,396 |
| | | | | | |
| **ING Global Real Estate Fund - Class A** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING MAP PLUS NP11 | 103.154 | $ | 14.00 | $ | 1,444 |
| ING MAP PLUS NP17 | 1,642.699 | | 13.97 | | 22,949 |
| | 1,745.853 | | | $ | 24,393 |
| | | | | | |
| **ING International Capital Appreciation Fund - Class I** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING MAP PLUS NP22 | 131.601 | $ | 13.18 | $ | 1,735 |
| ING MAP PLUS NP26 | 71.790 | | 13.16 | | 945 |
| ING MAP PLUS NP28 | 13.617 | | 13.16 | | 179 |
| | 217.008 | | | $ | 2,859 |
| **ING International SmallCap Multi-Manager Fund - Class A** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING MAP PLUS NP1 | 56,971.277 | $ | 14.31 | $ | 815,259 |
| ING MAP PLUS NP5 | 3,757.687 | | 14.14 | | 53,134 |
| ING MAP PLUS NP8 | 17,675.755 | | 14.02 | | 247,814 |
| ING MAP PLUS NP10 | 8,544.366 | | 13.93 | | 119,023 |
| ING MAP PLUS NP11 | 7,855.814 | | 13.89 | | 109,117 |
| ING MAP PLUS NP13 | 74.281 | | 13.81 | | 1,026 |
| ING MAP PLUS NP14 | 5,576.586 | | 13.77 | | 76,790 |
| ING MAP PLUS NP15 | 5,948.149 | | 13.73 | | 81,668 |
| ING MAP PLUS NP17 | 1,384.549 | | 13.65 | | 18,899 |
| ING MAP PLUS NP18 | 1,152.148 | | 13.61 | | 15,681 |
| ING MAP PLUS NP19 | 3,834.864 | | 13.57 | | 52,039 |
| ING MAP PLUS NP20 | 303.798 | | 13.53 | | 4,110 |
| ING MAP PLUS NP24 | 1,048.082 | | 13.37 | | 14,013 |
| ING MAP PLUS NP26 | 923.771 | | 13.29 | | 12,277 |
| ING MAP PLUS NP28 | 1.122 | | 13.21 | | 15 |
| ING MAP PLUS NP29 | 746.086 | | 13.17 | | 9,826 |
| ING MAP PLUS NP30 | 82.807 | | 13.14 | | 1,088 |
| ING MAP PLUS NP35 | 733.497 | | 12.94 | | 9,491 |
| ING MAP PLUS NP36 | 92.640 | | 12.90 | | 1,195 |
| | 116,707.279 | | | $ | 1,642,465 |
| **ING American Century Small-Mid Cap Value Portfolio - Adviser Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Qualified XXXV | 4,641.780 | $ | 11.15 | $ | 51,756 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING American Century Small-Mid Cap Value Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 33,927.211 | $ 14.30 | $ 485,159 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 733.815 | 13.33 | 9,782 |
| ING MAP PLUS NP6 | 1,545.841 | 13.99 | 21,626 |
| ING MAP PLUS NP9 | 19.833 | 13.86 | 275 |
| ING MAP PLUS NP10 | 4,601.931 | 13.82 | 63,599 |
| ING MAP PLUS NP11 | 2,619.708 | 13.78 | 36,100 |
| ING MAP PLUS NP13 | 277.211 | 13.70 | 3,798 |
| ING MAP PLUS NP15 | 14,416.115 | 13.62 | 196,347 |
| ING MAP PLUS NP16 | 73.099 | 13.58 | 993 |
| ING MAP PLUS NP19 | 848.241 | 13.46 | 11,417 |
| ING MAP PLUS NP22 | 479.606 | 13.34 | 6,398 |
| ING MAP PLUS NP26 | 480.857 | 13.18 | 6,338 |
| ING MAP PLUS NP27 | 9.229 | 13.15 | 121 |
| ING MAP PLUS NP28 | 8,633.198 | 13.11 | 113,181 |
| ING MAP PLUS NP30 | 592.000 | 13.03 | 7,714 |
| Qualified V | 107.741 | 14.49 | 1,561 |
| Qualified VI | 245,399.524 | 14.67 | 3,600,011 |
| Qualified X (1.15) | 19,557.932 | 14.78 | 289,066 |
| Qualified X (1.25) | 23,362.613 | 14.67 | 342,730 |
| Qualified XII (0.00) | 1,704.818 | 16.14 | 27,516 |
| Qualified XII (0.05) | 34,320.700 | 15.95 | 547,415 |
| Qualified XII (0.25) | 684.505 | 15.84 | 10,843 |
| Qualified XII (0.30) | 11,807.817 | 15.78 | 186,327 |
| Qualified XII (0.35) | 7.966 | 15.72 | 125 |
| Qualified XII (0.40) | 13,176.637 | 15.66 | 206,346 |
| Qualified XII (0.50) | 143,704.797 | 15.54 | 2,233,173 |
| Qualified XII (0.55) | 3,322.580 | 15.48 | 51,434 |
| Qualified XII (0.60) | 1,693.201 | 15.42 | 26,109 |
| Qualified XII (0.65) | 26,093.739 | 15.36 | 400,800 |
| Qualified XII (0.70) | 4,766.859 | 15.30 | 72,933 |
| Qualified XII (0.75) | 27,780.724 | 15.24 | 423,378 |
| Qualified XII (0.80) | 8,297.611 | 15.18 | 125,958 |
| Qualified XII (0.85) | 1,366,359.648 | 15.12 | 20,659,358 |
| Qualified XII (0.90) | 1,618.734 | 15.06 | 24,378 |
| Qualified XII (0.95) | 26,670.199 | 15.01 | 400,320 |
| Qualified XII (1.00) | 278,723.279 | 14.95 | 4,166,913 |
| Qualified XII (1.05) | 4,583.347 | 14.89 | 68,246 |
| Qualified XII (1.10) | 7,588.804 | 14.84 | 112,618 |
| Qualified XII (1.15) | 6,074.521 | 14.78 | 89,781 |
| Qualified XII (1.20) | 4,756.270 | 14.72 | 70,012 |
| Qualified XII (1.25) | 17,480.292 | 14.67 | 256,436 |
| Qualified XII (1.35) | 146.597 | 14.55 | 2,133 |
| Qualified XII (1.40) | 1,512.456 | 14.50 | 21,931 |
| Qualified XII (1.45) | 249.619 | 14.44 | 3,604 |
| Qualified XIII | 473.238 | 15.01 | 7,103 |
| Qualified XV | 913.798 | 15.01 | 13,716 |
| Qualified XVI | 11,573.930 | 14.39 | 166,549 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING American Century Small-Mid Cap Value Portfolio - Service Class (continued)** | | | |
| Qualified XVII | 3,512.574 | $ 14.67 | $ 51,529 |
| Qualified XVIII | 1,734.909 | 14.95 | 25,937 |
| Qualified XXI | 7,692.756 | 15.18 | 116,776 |
| Qualified XXVI | 164.798 | 15.06 | 2,482 |
| Qualified XXXII | 140.457 | 13.91 | 1,954 |
| Qualified XXXVIII | 3,910.603 | 9.52 | 37,229 |
| Qualified XLIII | 155.976 | 9.42 | 1,469 |
| Qualified LIV | 4,596.015 | 12.36 | 56,807 |
| Qualified LVI | 10,314.425 | 12.56 | 129,549 |
| | 2,395,994.904 | | $ 35,995,403 |
| | | | |
| **ING Baron Asset Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP4 | 443.178 | $ 8.72 | $ 3,865 |
| ING MAP PLUS NP6 | 577.349 | 8.69 | 5,017 |
| ING MAP PLUS NP8 | 37,810.972 | 8.66 | 327,443 |
| ING MAP PLUS NP9 | 7,483.890 | 8.64 | 64,661 |
| ING MAP PLUS NP10 | 3,551.140 | 8.63 | 30,646 |
| ING MAP PLUS NP11 | 19,931.167 | 8.61 | 171,607 |
| ING MAP PLUS NP13 | 1,011.251 | 8.58 | 8,677 |
| ING MAP PLUS NP14 | 14,489.008 | 8.57 | 124,171 |
| ING MAP PLUS NP15 | 1,515.004 | 8.55 | 12,953 |
| ING MAP PLUS NP17 | 11,749.539 | 8.52 | 100,106 |
| ING MAP PLUS NP18 | 3,529.592 | 8.50 | 30,002 |
| ING MAP PLUS NP19 | 12,908.074 | 8.49 | 109,590 |
| ING MAP PLUS NP20 | 20,006.211 | 8.47 | 169,453 |
| ING MAP PLUS NP21 | 27,047.241 | 8.46 | 228,820 |
| ING MAP PLUS NP22 | 861.828 | 8.44 | 7,274 |
| ING MAP PLUS NP23 | 16,064.982 | 8.42 | 135,267 |
| ING MAP PLUS NP24 | 7.765 | 8.41 | 65 |
| ING MAP PLUS NP26 | 1,615.911 | 8.38 | 13,541 |
| ING MAP PLUS NP27 | 420.470 | 8.36 | 3,515 |
| ING MAP PLUS NP28 | 13,425.164 | 8.35 | 112,100 |
| ING MAP PLUS NP29 | 3,232.073 | 8.33 | 26,923 |
| ING MAP PLUS NP30 | 3.218 | 8.32 | 27 |
| ING MAP PLUS NP32 | 62.633 | 8.29 | 519 |
| ING MAP PLUS NP36 | 14.948 | 8.23 | 123 |
| Qualified VI | 68,225.314 | 8.38 | 571,728 |
| Qualified XII (0.00) | 1.458 | 8.77 | 13 |
| Qualified XII (0.40) | 3,084.760 | 8.64 | 26,652 |
| Qualified XII (0.50) | 22,839.521 | 8.61 | 196,648 |
| Qualified XII (0.55) | 356.240 | 8.60 | 3,064 |
| Qualified XII (0.60) | 2,086.857 | 8.58 | 17,905 |
| Qualified XII (0.65) | 8,768.636 | 8.57 | 75,147 |
| Qualified XII (0.70) | 69.819 | 8.55 | 597 |
| Qualified XII (0.75) | 3,951.373 | 8.53 | 33,705 |
| Qualified XII (0.80) | 2,809.616 | 8.52 | 23,938 |
| Qualified XII (0.85) | 3,615.968 | 8.50 | 30,736 |
| Qualified XII (0.90) | 761.138 | 8.49 | 6,462 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Baron Asset Portfolio - Service Class (continued)** | | | |
| Qualified XII (0.95) | 7,141.210 | $ 8.47 | $ 60,486 |
| Qualified XII (1.00) | 17,097.940 | 8.46 | 144,649 |
| Qualified XII (1.05) | 1,038.559 | 8.44 | 8,765 |
| Qualified XII (1.10) | 1,913.082 | 8.42 | 16,108 |
| Qualified XII (1.15) | 286.848 | 8.41 | 2,412 |
| Qualified XII (1.20) | 1,504.312 | 8.39 | 12,621 |
| Qualified XII (1.25) | 1,624.414 | 8.38 | 13,613 |
| Qualified XII (1.30) | 1.638 | 8.36 | 14 |
| Qualified XII (1.40) | 1,027.768 | 8.33 | 8,561 |
| Qualified XII (1.45) | 10.345 | 8.32 | 86 |
| Qualified XIII | 669.050 | 8.47 | 5,667 |
| Qualified XV | 15.877 | 8.47 | 134 |
| Qualified XVI | 3,665.663 | 8.30 | 30,425 |
| Qualified XXVI | 348.890 | 8.49 | 2,962 |
| Qualified XXXIV | 57.584 | 7.67 | 442 |
| Qualified XXXVIII | 552.487 | 7.74 | 4,276 |
| Qualified LIV | 3,695.160 | 8.56 | 31,631 |
| Qualified LVI | 745.636 | 8.71 | 6,494 |
| | 355,729.771 | | $ 3,022,306 |
| **ING Baron Small Cap Growth Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 97,226.906 | $ 9.74 | $ 946,990 |
| **ING Baron Small Cap Growth Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 91,979.425 | $ 12.71 | $ 1,169,058 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 658.659 | 11.90 | 7,838 |
| ING Custom Choice 65 | 5,762.619 | 10.50 | 60,507 |
| ING MAP PLUS NP1 | 7,884.945 | 12.79 | 100,848 |
| ING MAP PLUS NP4 | 11,166.425 | 12.67 | 141,479 |
| ING MAP PLUS NP5 | 444.640 | 12.64 | 5,620 |
| ING MAP PLUS NP6 | 2,160.442 | 12.60 | 27,222 |
| ING MAP PLUS NP8 | 43,058.934 | 12.52 | 539,098 |
| ING MAP PLUS NP9 | 28,887.642 | 12.49 | 360,807 |
| ING MAP PLUS NP10 | 1,062.730 | 12.45 | 13,231 |
| ING MAP PLUS NP11 | 21,831.490 | 12.41 | 270,929 |
| ING MAP PLUS NP12 | 5,957.107 | 12.38 | 73,749 |
| ING MAP PLUS NP13 | 9,733.645 | 12.34 | 120,113 |
| ING MAP PLUS NP14 | 29,636.315 | 12.30 | 364,527 |
| ING MAP PLUS NP15 | 57,261.211 | 12.27 | 702,595 |
| ING MAP PLUS NP16 | 181.474 | 12.23 | 2,219 |
| ING MAP PLUS NP17 | 13,246.579 | 12.20 | 161,608 |
| ING MAP PLUS NP18 | 19,885.443 | 12.16 | 241,807 |
| ING MAP PLUS NP19 | 8,067.478 | 12.12 | 97,778 |
| ING MAP PLUS NP20 | 11,228.643 | 12.09 | 135,754 |
| ING MAP PLUS NP21 | 5,484.974 | 12.05 | 66,094 |
| ING MAP PLUS NP22 | 1,961.621 | 12.02 | 23,579 |
| ING MAP PLUS NP23 | 12,115.876 | 11.98 | 145,148 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Baron Small Cap Growth Portfolio - Service Class (continued)** | | | |
| ING MAP PLUS NP24 | 3,537.765 | $ 11.95 | $ 42,276 |
| ING MAP PLUS NP25 | 1,414.975 | 11.91 | 16,852 |
| ING MAP PLUS NP26 | 445.955 | 11.88 | 5,298 |
| ING MAP PLUS NP27 | 525.931 | 11.84 | 6,227 |
| ING MAP PLUS NP28 | 17,037.014 | 11.81 | 201,207 |
| ING MAP PLUS NP29 | 548.602 | 11.77 | 6,457 |
| ING MAP PLUS NP30 | 4,804.673 | 11.74 | 56,407 |
| ING MAP PLUS NP32 | 1,230.872 | 11.67 | 14,364 |
| ING MAP PLUS NP36 | 100.374 | 11.53 | 1,157 |
| Qualified VI | 1,076,817.061 | 14.17 | 15,258,498 |
| Qualified X (1.15) | 55,457.191 | 14.28 | 791,929 |
| Qualified X (1.25) | 102,106.164 | 14.17 | 1,446,844 |
| Qualified XII (0.00) | 6,742.501 | 15.60 | 105,183 |
| Qualified XII (0.05) | 42,141.716 | 15.40 | 648,982 |
| Qualified XII (0.10) | 193.932 | 15.48 | 3,002 |
| Qualified XII (0.25) | 1,926.497 | 15.30 | 29,475 |
| Qualified XII (0.30) | 42,072.727 | 15.24 | 641,188 |
| Qualified XII (0.35) | 550.117 | 15.19 | 8,356 |
| Qualified XII (0.40) | 56,954.649 | 15.13 | 861,724 |
| Qualified XII (0.50) | 1,413,948.740 | 15.01 | 21,223,371 |
| Qualified XII (0.55) | 50,735.998 | 14.95 | 758,503 |
| Qualified XII (0.60) | 34,235.867 | 14.90 | 510,114 |
| Qualified XII (0.65) | 73,233.770 | 14.84 | 1,086,789 |
| Qualified XII (0.70) | 33,020.794 | 14.78 | 488,047 |
| Qualified XII (0.75) | 183,224.870 | 14.73 | 2,698,902 |
| Qualified XII (0.80) | 71,145.714 | 14.67 | 1,043,708 |
| Qualified XII (0.85) | 1,172,882.211 | 14.61 | 17,135,809 |
| Qualified XII (0.90) | 26,624.368 | 14.56 | 387,651 |
| Qualified XII (0.95) | 148,266.077 | 14.50 | 2,149,858 |
| Qualified XII (1.00) | 631,247.209 | 14.45 | 9,121,522 |
| Qualified XII (1.05) | 19,259.500 | 14.39 | 277,144 |
| Qualified XII (1.10) | 30,477.683 | 14.33 | 436,745 |
| Qualified XII (1.15) | 43,568.789 | 14.28 | 622,162 |
| Qualified XII (1.20) | 13,308.546 | 14.22 | 189,248 |
| Qualified XII (1.25) | 56,618.357 | 14.17 | 802,282 |
| Qualified XII (1.30) | 598.126 | 14.12 | 8,446 |
| Qualified XII (1.35) | 1,595.186 | 14.06 | 22,428 |
| Qualified XII (1.40) | 7,461.707 | 14.01 | 104,539 |
| Qualified XII (1.45) | 932.346 | 13.95 | 13,006 |
| Qualified XII (1.50) | 30.811 | 13.90 | 428 |
| Qualified XIII | 1,010.741 | 14.50 | 14,656 |
| Qualified XV | 608.240 | 14.50 | 8,819 |
| Qualified XVI | 31,395.627 | 13.90 | 436,399 |
| Qualified XVII | 3,058.979 | 14.17 | 43,346 |
| Qualified XVIII | 1,535.300 | 14.45 | 22,185 |
| Qualified XXI | 21,025.481 | 14.67 | 308,444 |
| Qualified XXVI | 563.095 | 14.56 | 8,199 |
| Qualified XXVII | 658,112.732 | 16.37 | 10,773,305 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Baron Small Cap Growth Portfolio - Service Class (continued)** | | | |
| Qualified XXVIII | 461,546.926 | $ 7.73 | $ 3,567,758 |
| Qualified XXXII | 252.378 | 12.66 | 3,195 |
| Qualified XXXIII (0.65) | 25,034.714 | 15.08 | 377,523 |
| Qualified XXXIV | 199.146 | 7.61 | 1,516 |
| Qualified XXXVIII | 4,528.930 | 7.68 | 34,782 |
| Qualified XLIII | 1,094.047 | 7.60 | 8,315 |
| Qualified LIV | 32,265.484 | 10.39 | 335,238 |
| Qualified LVI | 29,806.511 | 10.57 | 315,055 |
| | 7,088,722.033 | | $ 100,316,471 |
| | | | |
| **ING Columbia Small Cap Value Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 2,673.690 | $ 7.71 | $ 20,614 |
| | | | |
| **ING Columbia Small Cap Value Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 2,041.122 | $ 8.44 | $ 17,227 |
| ING MAP PLUS NP14 | 508.954 | 8.39 | 4,270 |
| ING MAP PLUS NP18 | 3,082.273 | 8.33 | 25,675 |
| ING MAP PLUS NP19 | 1,641.268 | 8.31 | 13,639 |
| ING MAP PLUS NP23 | 7.377 | 8.25 | 61 |
| ING MAP PLUS NP24 | 3.768 | 8.24 | 31 |
| ING MAP PLUS NP28 | 92.007 | 8.18 | 753 |
| Qualified V | 756.118 | 8.16 | 6,170 |
| Qualified VI | 67,920.577 | 8.21 | 557,628 |
| Qualified XII (0.00) | 86.987 | 8.59 | 747 |
| Qualified XII (0.30) | 190.406 | 8.50 | 1,618 |
| Qualified XII (0.40) | 4,030.803 | 8.47 | 34,141 |
| Qualified XII (0.50) | 4,506.743 | 8.44 | 38,037 |
| Qualified XII (0.55) | 5,608.677 | 8.42 | 47,225 |
| Qualified XII (0.60) | 62.634 | 8.41 | 527 |
| Qualified XII (0.65) | 1,752.930 | 8.39 | 14,707 |
| Qualified XII (0.70) | 3,998.023 | 8.37 | 33,463 |
| Qualified XII (0.75) | 16,986.298 | 8.36 | 142,005 |
| Qualified XII (0.80) | 106.056 | 8.34 | 885 |
| Qualified XII (0.85) | 8,131.107 | 8.33 | 67,732 |
| Qualified XII (0.90) | 3,126.673 | 8.31 | 25,983 |
| Qualified XII (0.95) | 7,321.440 | 8.30 | 60,768 |
| Qualified XII (1.00) | 19,340.866 | 8.28 | 160,142 |
| Qualified XII (1.05) | 722.799 | 8.27 | 5,978 |
| Qualified XII (1.10) | 323.004 | 8.25 | 2,665 |
| Qualified XII (1.15) | 7,737.808 | 8.24 | 63,760 |
| Qualified XII (1.20) | 2,004.695 | 8.22 | 16,479 |
| Qualified XII (1.25) | 6,389.492 | 8.21 | 52,458 |
| Qualified XII (1.30) | 31.499 | 8.19 | 258 |
| Qualified XII (1.35) | 208.560 | 8.18 | 1,706 |
| Qualified XII (1.40) | 267.653 | 8.16 | 2,184 |
| Qualified XVI | 1,783.921 | 8.13 | 14,503 |
| Qualified LIV | 1,730.974 | 8.39 | 14,523 |
| Qualified LVI | 1,498.210 | 8.53 | 12,780 |
| | 174,001.722 | | $ 1,440,728 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Davis New York Venture Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 31,134.316 | $ 10.50 | $ 326,910 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 44.965 | 10.18 | 458 |
| ING Custom Choice 65 | 761.310 | 10.38 | 7,902 |
| ING MAP PLUS NP5 | 13,738.972 | 10.21 | 140,275 |
| ING MAP PLUS NP8 | 40,665.498 | 10.12 | 411,535 |
| ING MAP PLUS NP11 | 5,360.055 | 10.03 | 53,761 |
| ING MAP PLUS NP13 | 1,286.727 | 9.97 | 12,829 |
| ING MAP PLUS NP14 | 11,741.877 | 9.94 | 116,714 |
| ING MAP PLUS NP15 | 4,873.197 | 9.91 | 48,293 |
| ING MAP PLUS NP17 | 6,449.275 | 9.86 | 63,590 |
| ING MAP PLUS NP18 | 470.897 | 9.83 | 4,629 |
| ING MAP PLUS NP19 | 1,051.063 | 9.80 | 10,300 |
| ING MAP PLUS NP21 | 818.925 | 9.74 | 7,976 |
| ING MAP PLUS NP22 | 2,548.059 | 9.71 | 24,742 |
| ING MAP PLUS NP23 | 2,446.385 | 9.68 | 23,681 |
| ING MAP PLUS NP24 | 36.419 | 9.65 | 351 |
| ING MAP PLUS NP28 | 1,043.771 | 9.54 | 9,958 |
| ING MAP PLUS NP29 | 3,276.819 | 9.51 | 31,163 |
| ING MAP PLUS NP30 | 955.591 | 9.48 | 9,059 |
| Qualified VI | 257,395.574 | 16.39 | 4,218,713 |
| Qualified X (1.15) | 18,467.660 | 10.63 | 196,311 |
| Qualified X (1.25) | 28,797.850 | 10.30 | 296,618 |
| Qualified XII (0.00) | 645.009 | 18.15 | 11,707 |
| Qualified XII (0.25) | 766.795 | 17.78 | 13,634 |
| Qualified XII (0.30) | 7,514.915 | 17.71 | 133,089 |
| Qualified XII (0.35) | 5.808 | 17.64 | 102 |
| Qualified XII (0.40) | 13,573.593 | 17.56 | 238,352 |
| Qualified XII (0.50) | 71,562.403 | 17.42 | 1,246,617 |
| Qualified XII (0.55) | 5,922.421 | 17.35 | 102,754 |
| Qualified XII (0.60) | 7,026.937 | 17.28 | 121,425 |
| Qualified XII (0.65) | 26,069.494 | 17.21 | 448,656 |
| Qualified XII (0.70) | 5,872.354 | 17.14 | 100,652 |
| Qualified XII (0.75) | 24,340.201 | 17.07 | 415,487 |
| Qualified XII (0.80) | 13,197.965 | 17.00 | 224,365 |
| Qualified XII (0.85) | 22,577.084 | 16.93 | 382,230 |
| Qualified XII (0.90) | 2,291.751 | 16.86 | 38,639 |
| Qualified XII (0.95) | 38,405.958 | 16.80 | 645,220 |
| Qualified XII (1.00) | 98,158.818 | 16.73 | 1,642,197 |
| Qualified XII (1.05) | 3,999.115 | 16.66 | 66,625 |
| Qualified XII (1.10) | 7,227.385 | 16.59 | 119,902 |
| Qualified XII (1.15) | 4,110.172 | 16.52 | 67,900 |
| Qualified XII (1.20) | 3,390.235 | 16.46 | 55,803 |
| Qualified XII (1.25) | 16,216.428 | 16.39 | 265,787 |
| Qualified XII (1.30) | 285.737 | 16.32 | 4,663 |
| Qualified XII (1.35) | 205.554 | 16.26 | 3,342 |
| Qualified XII (1.40) | 816.986 | 16.19 | 13,227 |
| Qualified XII (1.45) | 130.527 | 16.12 | 2,104 |

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **ING Davis New York Venture Portfolio - Service Class (continued)** | | | | | |
| Qualified XIII | 760.083 | $ | 16.80 | $ | 12,769 |
| Qualified XV | 4,135.707 | | 16.80 | | 69,480 |
| Qualified XVI | 6,218.691 | | 16.06 | | 99,872 |
| Qualified XVII | 1,277.861 | | 16.39 | | 20,944 |
| Qualified XVIII | 1,864.309 | | 10.76 | | 20,060 |
| Qualified XXVI | 655.388 | | 16.86 | | 11,050 |
| Qualified XXXII | 507.605 | | 10.36 | | 5,259 |
| Qualified XXXIV | 2,040.562 | | 7.77 | | 15,855 |
| Qualified XXXVIII | 3,941.372 | | 7.84 | | 30,900 |
| Qualified XLIII | 736.492 | | 7.76 | | 5,715 |
| Qualified LIV | 2,627.171 | | 10.27 | | 26,981 |
| Qualified LVI | 7,808.830 | | 10.44 | | 81,524 |
| | 840,252.921 | | | $ | 12,780,656 |
| | | | | | |
| **ING Fidelity® VIP Mid Cap Portfolio - Service Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Qualified XII (0.00) | 250.086 | $ | 10.38 | $ | 2,596 |
| Qualified XII (0.50) | 965,420.140 | | 10.20 | | 9,847,285 |
| | 965,670.226 | | | $ | 9,849,881 |
| | | | | | |
| **ING Index Solution 2015 Portfolio - Adviser Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING MAP PLUS NP9 | 1,769.637 | $ | 9.22 | $ | 16,316 |
| ING MAP PLUS NP13 | 247.507 | | 9.19 | | 2,275 |
| ING MAP PLUS NP14 | 3,842.873 | | 9.18 | | 35,278 |
| ING MAP PLUS NP17 | 3,017.619 | | 9.16 | | 27,641 |
| ING MAP PLUS NP21 | 2,558.388 | | 9.13 | | 23,358 |
| ING MAP PLUS NP22 | 396.138 | | 9.12 | | 3,613 |
| ING MAP PLUS NP26 | 230.054 | | 9.09 | | 2,091 |
| ING MAP PLUS NP27 | 1,590.057 | | 9.09 | | 14,454 |
| ING MAP PLUS NP28 | 5,457.896 | | 9.08 | | 49,558 |
| ING MAP PLUS NP30 | 97.184 | | 9.06 | | 880 |
| ING MAP PLUS NP32 | 183.125 | | 9.05 | | 1,657 |
| | 19,390.478 | | | $ | 177,121 |
| | | | | | |
| **ING Index Solution 2025 Portfolio - Adviser Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING MAP PLUS NP9 | 1,660.930 | $ | 8.69 | $ | 14,433 |
| ING MAP PLUS NP13 | 7,913.163 | | 8.66 | | 68,528 |
| ING MAP PLUS NP14 | 13,340.727 | | 8.65 | | 115,397 |
| ING MAP PLUS NP15 | 16,647.295 | | 8.65 | | 143,999 |
| ING MAP PLUS NP17 | 10,938.993 | | 8.63 | | 94,404 |
| ING MAP PLUS NP21 | 8,282.877 | | 8.60 | | 71,233 |
| ING MAP PLUS NP27 | 4,014.072 | | 8.56 | | 34,360 |
| ING MAP PLUS NP28 | 14,584.310 | | 8.55 | | 124,696 |
| | 77,382.367 | | | $ | 667,050 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Index Solution 2035 Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP3 | 258.581 | $ 8.44 | $ 2,182 |
| ING MAP PLUS NP9 | 1,254.331 | 8.40 | 10,536 |
| ING MAP PLUS NP13 | 4,960.891 | 8.38 | 41,572 |
| ING MAP PLUS NP14 | 6,368.631 | 8.37 | 53,305 |
| ING MAP PLUS NP15 | 3,517.837 | 8.36 | 29,409 |
| ING MAP PLUS NP17 | 10,738.255 | 8.35 | 89,664 |
| ING MAP PLUS NP21 | 3,623.868 | 8.32 | 30,151 |
| ING MAP PLUS NP26 | 92.902 | 8.29 | 770 |
| ING MAP PLUS NP27 | 35.809 | 8.28 | 296 |
| ING MAP PLUS NP28 | 11,077.936 | 8.27 | 91,615 |
| | 41,929.041 | | $ 349,500 |
| | | | |
| **ING Index Solution 2045 Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP3 | 652.560 | $ 8.15 | $ 5,318 |
| ING MAP PLUS NP9 | 1,372.782 | 8.11 | 11,133 |
| ING MAP PLUS NP13 | 4,301.541 | 8.09 | 34,799 |
| ING MAP PLUS NP14 | 66.660 | 8.08 | 539 |
| ING MAP PLUS NP15 | 3,828.803 | 8.07 | 30,898 |
| ING MAP PLUS NP17 | 3,342.703 | 8.06 | 26,942 |
| ING MAP PLUS NP21 | 1,793.653 | 8.03 | 14,403 |
| ING MAP PLUS NP26 | 160.756 | 8.00 | 1,286 |
| ING MAP PLUS NP27 | 24.810 | 7.99 | 198 |
| ING MAP PLUS NP28 | 1,640.315 | 7.99 | 13,106 |
| ING MAP PLUS NP32 | 277.970 | 7.96 | 2,213 |
| | 17,462.553 | | $ 140,835 |
| | | | |
| **ING Index Solution Income Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP3 | 176.195 | $ 9.90 | $ 1,744 |
| ING MAP PLUS NP9 | 211.322 | 9.86 | 2,084 |
| ING MAP PLUS NP13 | 1,741.429 | 9.82 | 17,101 |
| ING MAP PLUS NP17 | 3,598.502 | 9.79 | 35,229 |
| ING MAP PLUS NP21 | 242.758 | 9.76 | 2,369 |
| ING MAP PLUS NP28 | 17.899 | 9.70 | 174 |
| ING MAP PLUS NP30 | 0.770 | 9.69 | 7 |
| | 5,988.875 | | $ 58,708 |
| **ING JPMorgan Mid Cap Value Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 28,910.299 | $ 10.09 | $ 291,705 |
| | | | |
| **ING JPMorgan Mid Cap Value Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 60,325.965 | $ 12.63 | $ 761,917 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 256.562 | 11.96 | 3,068 |
| ING MAP PLUS NP1 | 7,815.919 | 12.82 | 100,200 |
| ING MAP PLUS NP8 | 4,182.657 | 12.56 | 52,534 |
| ING MAP PLUS NP9 | 1,905.321 | 12.52 | 23,855 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING JPMorgan Mid Cap Value Portfolio - Service Class (continued)** | | | |
| ING MAP PLUS NP10 | 16,193.502 | $ 12.49 | $ 202,257 |
| ING MAP PLUS NP11 | 3,913.799 | 12.45 | 48,727 |
| ING MAP PLUS NP12 | 51.283 | 12.41 | 636 |
| ING MAP PLUS NP13 | 1,135.667 | 12.38 | 14,060 |
| ING MAP PLUS NP14 | 13,638.217 | 12.34 | 168,296 |
| ING MAP PLUS NP15 | 14,079.951 | 12.30 | 173,183 |
| ING MAP PLUS NP17 | 7,270.933 | 12.23 | 88,924 |
| ING MAP PLUS NP19 | 2,287.102 | 12.16 | 27,811 |
| ING MAP PLUS NP20 | 1,058.906 | 12.12 | 12,834 |
| ING MAP PLUS NP21 | 3,466.315 | 12.09 | 41,908 |
| ING MAP PLUS NP22 | 715.291 | 12.05 | 8,619 |
| ING MAP PLUS NP23 | 8,684.314 | 12.02 | 104,385 |
| ING MAP PLUS NP24 | 1,376.816 | 11.98 | 16,494 |
| ING MAP PLUS NP25 | 609.074 | 11.95 | 7,278 |
| ING MAP PLUS NP26 | 48.563 | 11.91 | 578 |
| ING MAP PLUS NP28 | 9,048.229 | 11.84 | 107,131 |
| ING MAP PLUS NP29 | 81.875 | 11.81 | 967 |
| ING MAP PLUS NP30 | 115.577 | 11.77 | 1,360 |
| ING MAP PLUS NP32 | 130.743 | 11.70 | 1,530 |
| Qualified VI | 577,336.808 | 14.34 | 8,279,010 |
| Qualified VIII | 388.166 | 14.33 | 5,562 |
| Qualified X (1.15) | 39,921.886 | 14.45 | 576,871 |
| Qualified X (1.25) | 115,321.054 | 14.34 | 1,653,704 |
| Qualified XII (0.00) | 665.054 | 15.78 | 10,495 |
| Qualified XII (0.05) | 36,952.063 | 15.60 | 576,452 |
| Qualified XII (0.10) | 141.358 | 15.66 | 2,214 |
| Qualified XII (0.25) | 1,870.019 | 15.48 | 28,948 |
| Qualified XII (0.30) | 10,554.138 | 15.42 | 162,745 |
| Qualified XII (0.35) | 1,231.789 | 15.37 | 18,933 |
| Qualified XII (0.40) | 17,116.519 | 15.31 | 262,054 |
| Qualified XII (0.50) | 41,637.990 | 15.19 | 632,481 |
| Qualified XII (0.55) | 24,186.129 | 15.13 | 365,936 |
| Qualified XII (0.60) | 13,296.030 | 15.07 | 200,371 |
| Qualified XII (0.65) | 29,058.746 | 15.01 | 436,172 |
| Qualified XII (0.70) | 18,430.916 | 14.96 | 275,727 |
| Qualified XII (0.75) | 101,951.842 | 14.90 | 1,519,082 |
| Qualified XII (0.80) | 11,487.507 | 14.84 | 170,475 |
| Qualified XII (0.85) | 58,393.569 | 14.79 | 863,641 |
| Qualified XII (0.90) | 16,714.356 | 14.73 | 246,202 |
| Qualified XII (0.95) | 115,804.206 | 14.67 | 1,698,848 |
| Qualified XII (1.00) | 303,114.571 | 14.62 | 4,431,535 |
| Qualified XII (1.05) | 3,986.240 | 14.56 | 58,040 |
| Qualified XII (1.10) | 24,186.077 | 14.50 | 350,698 |
| Qualified XII (1.15) | 10,444.806 | 14.45 | 150,927 |
| Qualified XII (1.20) | 6,925.688 | 14.39 | 99,661 |
| Qualified XII (1.25) | 19,311.728 | 14.34 | 276,930 |
| Qualified XII (1.35) | 132.171 | 14.23 | 1,881 |
| Qualified XII (1.40) | 3,392.971 | 14.17 | 48,078 |
| Qualified XII (1.45) | 751.019 | 14.12 | 10,604 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING JPMorgan Mid Cap Value Portfolio - Service Class (continued)** | | | |
| Qualified XII (1.50) | 1.151 | $ 14.07 | $ 16 |
| Qualified XIII | 1,032.286 | 14.67 | 15,144 |
| Qualified XV | 2,035.213 | 14.67 | 29,857 |
| Qualified XVI | 14,719.650 | 14.07 | 207,105 |
| Qualified XVIII | 677.324 | 14.62 | 9,902 |
| Qualified XXI | 8,382.583 | 14.84 | 124,398 |
| Qualified XXVI | 88.832 | 14.73 | 1,308 |
| Qualified XXXII | 1,191.653 | 12.47 | 14,860 |
| Qualified XXXIV | 947.931 | 8.13 | 7,707 |
| Qualified XXXVIII | 4,473.781 | 8.21 | 36,730 |
| Qualified XLIII | 516.757 | 8.12 | 4,196 |
| Qualified LIV | 52,839.795 | 10.71 | 565,914 |
| Qualified LVI | 13,716.819 | 10.89 | 149,376 |
| | 1,863,721.772 | | $ 26,549,342 |
| **ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 12,692.695 | $ 8.62 | $ 109,411 |
| **ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 11,387.563 | $10.54 to $12.77 | $ 134,497 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 17,244.730 | 10.32 | 177,966 |
| Qualified V | 2,724.146 | 12.50 | 34,052 |
| Qualified VI | 2,952,557.020 | 12.77 | 37,704,153 |
| Qualified VIII | 4,349.939 | 13.37 | 58,159 |
| Qualified X (1.15) | 309,314.101 | 12.98 | 4,014,897 |
| Qualified X (1.25) | 119,699.154 | 12.77 | 1,528,558 |
| Qualified XII (0.00) | 12,984.950 | 8.46 | 109,853 |
| Qualified XII (0.05) | 52,335.683 | 14.19 | 742,643 |
| Qualified XII (0.10) | 50.280 | 8.36 | 420 |
| Qualified XII (0.20) | 21,864.533 | 8.27 | 180,820 |
| Qualified XII (0.25) | 7,179.911 | 8.22 | 59,019 |
| Qualified XII (0.30) | 63,439.420 | 8.17 | 518,300 |
| Qualified XII (0.35) | 14,119.357 | 8.12 | 114,649 |
| Qualified XII (0.40) | 33,774.238 | 9.37 | 316,465 |
| Qualified XII (0.45) | 854.207 | 8.03 | 6,859 |
| Qualified XII (0.50) | 228,027.990 | 7.87 | 1,794,580 |
| Qualified XII (0.55) | 123,606.812 | 7.94 | 981,438 |
| Qualified XII (0.60) | 39,630.894 | 7.89 | 312,688 |
| Qualified XII (0.65) | 342,706.408 | 7.84 | 2,686,818 |
| Qualified XII (0.70) | 236,947.062 | 7.80 | 1,848,187 |
| Qualified XII (0.75) | 243,576.929 | 7.75 | 1,887,721 |
| Qualified XII (0.80) | 458,410.180 | 8.32 | 3,813,973 |
| Qualified XII (0.85) | 593,113.875 | 8.94 | 5,302,438 |
| Qualified XII (0.90) | 33,623.440 | 7.96 | 267,643 |
| Qualified XII (0.95) | 426,290.649 | 8.82 | 3,759,884 |
| Qualified XII (1.00) | 1,246,720.771 | 8.76 | 10,921,274 |
| Qualified XII (1.05) | 84,347.367 | 8.70 | 733,822 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Legg Mason Partners Aggressive Growth** | | | |
| **Portfolio - Initial Class (continued)** | | | |
| Qualified XII (1.10) | 100,982.561 | $ 8.64 | $ 872,489 |
| Qualified XII (1.15) | 86,789.692 | 8.58 | 744,656 |
| Qualified XII (1.20) | 21,073.140 | 8.52 | 179,543 |
| Qualified XII (1.25) | 39,780.307 | 8.46 | 336,541 |
| Qualified XII (1.30) | 840.571 | 8.41 | 7,069 |
| Qualified XII (1.35) | 1,718.553 | 8.35 | 14,350 |
| Qualified XII (1.40) | 22,009.496 | 8.29 | 182,459 |
| Qualified XII (1.45) | 1,409.269 | 8.24 | 11,612 |
| Qualified XII (1.50) | 9,090.718 | 8.18 | 74,362 |
| Qualified XV | 10,089.903 | 13.28 | 133,994 |
| Qualified XVI | 62,520.947 | 12.37 | 773,384 |
| Qualified XVII | 1,981.607 | 12.77 | 25,305 |
| Qualified XVIII | 5,532.529 | 12.77 | 70,650 |
| Qualified XXVI | 5,428.844 | 13.19 | 71,606 |
| Qualified XXVII | 1,074,666.612 | 13.18 | 14,164,106 |
| Qualified XXVIII | 197,527.027 | 13.15 | 2,597,480 |
| Qualified XXXII | 8,306.601 | 10.42 | 86,555 |
| Qualified XXXIV | 21,968.675 | 7.69 | 168,939 |
| Qualified XXXVI | 36,775.247 | 9.31 | 342,378 |
| Qualified XXXVIII | 84,880.847 | 7.76 | 658,675 |
| Qualified XLIII | 4,921.499 | 7.68 | 37,797 |
| Qualified LIV | 24,349.467 | 10.21 | 248,608 |
| Qualified LVI | 107,303.664 | 10.38 | 1,113,812 |
| | 9,610,829.385 | | $ 102,928,146 |
| **ING Legg Mason Partners Aggressive Growth** | | | |
| **Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 1,330.329 | $ 9.98 | $ 13,277 |
| ING MAP PLUS NP3 | 630.870 | 9.92 | 6,258 |
| ING MAP PLUS NP14 | 7,816.511 | 9.60 | 75,039 |
| ING MAP PLUS NP17 | 5,551.697 | 9.52 | 52,852 |
| ING MAP PLUS NP22 | 121.414 | 9.38 | 1,139 |
| ING MAP PLUS NP26 | 238.019 | 9.27 | 2,206 |
| | 15,688.840 | | $ 150,771 |
| **ING Oppenheimer Global Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 36,142.352 | $ 10.61 | $ 383,470 |
| **ING Oppenheimer Global Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 236,663.465 | $11.46 to $11.76 | $ 2,776,375 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 6,394.729 | 11.61 | 74,243 |
| ING Custom Choice 65 | 41,022.318 | 12.41 | 509,087 |
| ING MAP PLUS NP1 | 12,820.147 | 12.21 | 156,534 |
| ING MAP PLUS NP3 | 455.194 | 12.15 | 5,531 |
| ING MAP PLUS NP8 | 5,006.981 | 12.01 | 60,134 |
| ING MAP PLUS NP10 | 21,130.855 | 11.95 | 252,514 |
| ING MAP PLUS NP11 | 26,411.809 | 11.92 | 314,829 |
| ING MAP PLUS NP12 | 4,525.061 | 11.89 | 53,803 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Oppenheimer Global Portfolio - Initial Class** | | | |
| **(continued)** | | | |
| ING MAP PLUS NP13 | 13,398.616 | $ 11.86 | $ 158,908 |
| ING MAP PLUS NP14 | 12,491.692 | 11.83 | 147,777 |
| ING MAP PLUS NP15 | 42,752.660 | 11.80 | 504,481 |
| ING MAP PLUS NP16 | 1,332.634 | 11.77 | 15,685 |
| ING MAP PLUS NP17 | 20,236.456 | 11.74 | 237,576 |
| ING MAP PLUS NP18 | 15,433.568 | 11.72 | 180,881 |
| ING MAP PLUS NP19 | 10,694.539 | 11.69 | 125,019 |
| ING MAP PLUS NP20 | 414.691 | 11.66 | 4,835 |
| ING MAP PLUS NP21 | 7,637.646 | 11.63 | 88,826 |
| ING MAP PLUS NP22 | 1,439.734 | 11.60 | 16,701 |
| ING MAP PLUS NP24 | 13,687.937 | 11.55 | 158,096 |
| ING MAP PLUS NP25 | 495.273 | 11.52 | 5,706 |
| ING MAP PLUS NP26 | 2,755.203 | 11.49 | 31,657 |
| ING MAP PLUS NP27 | 461.353 | 11.46 | 5,287 |
| ING MAP PLUS NP28 | 6,662.210 | 11.43 | 76,149 |
| ING MAP PLUS NP29 | 8,897.011 | 11.40 | 101,426 |
| ING MAP PLUS NP30 | 5,599.549 | 11.38 | 63,723 |
| ING MAP PLUS NP32 | 433.727 | 11.32 | 4,910 |
| ING MAP PLUS NP35 | 1,345.717 | 11.24 | 15,126 |
| Qualified V | 2,118.414 | 11.52 | 24,404 |
| Qualified VI | 13,546,872.985 | 11.61 | 157,279,195 |
| Qualified VIII | 12,630.775 | 11.60 | 146,517 |
| Qualified X (1.15) | 839,688.672 | 11.66 | 9,790,770 |
| Qualified X (1.25) | 1,036,917.644 | 11.61 | 12,038,614 |
| Qualified XII (0.00) | 63,263.138 | 12.85 | 812,931 |
| Qualified XII (0.05) | 450,105.535 | 12.86 | 5,788,357 |
| Qualified XII (0.05) | 82,996.468 | 12.86 | 1,067,335 |
| Qualified XII (0.10) | 419.164 | 12.28 | 5,147 |
| Qualified XII (0.20) | 110,410.341 | 12.68 | 1,400,003 |
| Qualified XII (0.25) | 18,564.961 | 12.66 | 235,032 |
| Qualified XII (0.30) | 748,437.447 | 12.16 | 9,100,999 |
| Qualified XII (0.35) | 48,674.369 | 12.13 | 590,420 |
| Qualified XII (0.40) | 214,529.633 | 12.55 | 2,692,347 |
| Qualified XII (0.45) | 1,975.463 | 12.07 | 23,844 |
| Qualified XII (0.50) | 1,325,428.185 | 12.55 | 16,634,124 |
| Qualified XII (0.55) | 329,299.730 | 12.43 | 4,093,196 |
| Qualified XII (0.60) | 403,741.296 | 11.98 | 4,836,821 |
| Qualified XII (0.65) | 1,476,235.697 | 11.95 | 17,641,017 |
| Qualified XII (0.70) | 515,306.717 | 11.92 | 6,142,456 |
| Qualified XII (0.75) | 1,132,253.751 | 12.27 | 13,892,754 |
| Qualified XII (0.80) | 1,762,157.785 | 12.36 | 21,780,270 |
| Qualified XII (0.85) | 1,381,472.016 | 12.34 | 17,047,365 |
| Qualified XII (0.90) | 154,654.808 | 12.29 | 1,900,708 |
| Qualified XII (0.95) | 1,783,716.160 | 11.78 | 21,012,176 |
| Qualified XII (1.00) | 4,708,925.397 | 12.25 | 57,684,336 |
| Qualified XII (1.05) | 264,765.526 | 11.72 | 3,103,052 |
| Qualified XII (1.10) | 433,687.394 | 12.18 | 5,282,312 |
| Qualified XII (1.15) | 348,808.556 | 12.14 | 4,234,536 |
| Qualified XII (1.20) | 140,809.631 | 12.09 | 1,702,388 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Oppenheimer Global Portfolio - Initial Class (continued)** | | | |
| Qualified XII (1.25) | 363,925.551 | $ 12.08 | $ 4,396,221 |
| Qualified XII (1.30) | 10,090.973 | 12.04 | 121,495 |
| Qualified XII (1.35) | 12,915.423 | 11.55 | 149,173 |
| Qualified XII (1.40) | 63,114.453 | 11.52 | 727,078 |
| Qualified XII (1.45) | 17,633.194 | 11.49 | 202,605 |
| Qualified XII (1.50) | 23,131.849 | 11.47 | 265,322 |
| Qualified XIII | 507.193 | 11.78 | 5,975 |
| Qualified XV | 87,308.231 | 11.78 | 1,028,491 |
| Qualified XVI | 346,066.988 | 11.47 | 3,969,388 |
| Qualified XVII | 36,404.806 | 11.61 | 422,660 |
| Qualified XVIII | 51,087.897 | 11.61 | 593,130 |
| Qualified XXII | 1,816.503 | 12.07 | 21,925 |
| Qualified XXVI | 28,258.384 | 11.81 | 333,732 |
| Qualified XXVII | 7,607,082.140 | 11.73 | 89,231,074 |
| Qualified XXVIII | 2,735,615.158 | 11.74 | 32,116,122 |
| Qualified XXXII | 36,078.173 | 11.61 | 418,868 |
| Qualified XXXIII (0.65) | 50,514.972 | 11.95 | 603,654 |
| Qualified XXXIV | 37,239.982 | 7.96 | 296,430 |
| Qualified XXXVI | 71,028.315 | 12.01 | 853,050 |
| Qualified XXXVIII | 328,746.397 | 8.04 | 2,643,121 |
| Qualified XLIII | 27,739.028 | 7.95 | 220,525 |
| Qualified LIV | 139,273.196 | 12.27 | 1,708,882 |
| Qualified LVI | 427,438.744 | 12.48 | 5,334,436 |
| | 46,362,485.983 | | $ 549,792,602 |
| **ING Oppenheimer Global Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 0.714 | $ 13.58 | $ 10 |
| Qualified XII (1.00) | 35,099.365 | 13.84 | 485,775 |
| | 35,100.079 | | $ 485,785 |
| **ING Oppenheimer Strategic Income Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 20,135.058 | $ 11.87 | $ 239,003 |
| **ING Oppenheimer Strategic Income Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 489,153.626 | $11.28 to $11.83 | $ 5,780,345 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 5,963.746 | 12.15 | 72,460 |
| Qualified V | 2,340.363 | 11.44 | 26,774 |
| Qualified VI | 2,830,785.330 | 11.53 | 32,638,955 |
| Qualified VIII | 2,132.701 | 11.53 | 24,590 |
| Qualified X (1.15) | 153,233.097 | 11.59 | 1,775,972 |
| Qualified X (1.25) | 214,717.990 | 11.53 | 2,475,698 |
| Qualified XII (0.00) | 12,133.898 | 12.26 | 148,762 |
| Qualified XII (0.05) | 155,271.388 | 12.40 | 1,925,365 |
| Qualified XII (0.20) | 26,666.708 | 12.14 | 323,734 |
| Qualified XII (0.25) | 4,909.841 | 12.11 | 59,458 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Oppenheimer Strategic Income Portfolio - Initial Class (continued)** | | | |
| Qualified XII (0.30) | 245,721.929 | $ 12.08 | $ 2,968,321 |
| Qualified XII (0.35) | 3,456.695 | 12.18 | 42,103 |
| Qualified XII (0.40) | 121,301.487 | 12.02 | 1,458,044 |
| Qualified XII (0.45) | 10.657 | 11.99 | 128 |
| Qualified XII (0.50) | 579,986.849 | 12.10 | 7,017,841 |
| Qualified XII (0.55) | 75,933.794 | 12.06 | 915,762 |
| Qualified XII (0.60) | 77,956.369 | 12.02 | 937,036 |
| Qualified XII (0.65) | 419,707.869 | 11.88 | 4,986,129 |
| Qualified XII (0.70) | 145,462.170 | 11.85 | 1,723,727 |
| Qualified XII (0.75) | 339,095.102 | 11.92 | 4,042,014 |
| Qualified XII (0.80) | 433,939.233 | 11.92 | 5,172,556 |
| Qualified XII (0.85) | 452,813.865 | 11.89 | 5,383,957 |
| Qualified XII (0.90) | 67,603.559 | 11.86 | 801,778 |
| Qualified XII (0.95) | 532,417.738 | 11.70 | 6,229,288 |
| Qualified XII (1.00) | 1,438,469.021 | 11.80 | 16,973,934 |
| Qualified XII (1.05) | 84,120.336 | 11.65 | 980,002 |
| Qualified XII (1.10) | 116,248.158 | 11.62 | 1,350,804 |
| Qualified XII (1.15) | 47,964.574 | 11.70 | 561,186 |
| Qualified XII (1.20) | 64,382.817 | 11.56 | 744,265 |
| Qualified XII (1.25) | 166,621.030 | 11.64 | 1,939,469 |
| Qualified XII (1.30) | 9,467.109 | 11.61 | 109,913 |
| Qualified XII (1.35) | 1,431.876 | 11.63 | 16,653 |
| Qualified XII (1.40) | 36,007.060 | 11.45 | 412,281 |
| Qualified XII (1.45) | 9,210.078 | 11.42 | 105,179 |
| Qualified XII (1.50) | 1,304.454 | 11.39 | 14,858 |
| Qualified XIII | 4,120.878 | 11.70 | 48,214 |
| Qualified XV | 14,259.978 | 11.70 | 166,842 |
| Qualified XVI | 86,140.140 | 11.39 | 981,136 |
| Qualified XVII | 16,990.790 | 11.53 | 195,904 |
| Qualified XVIII | 9,735.023 | 11.53 | 112,245 |
| Qualified XXI | 27,838.137 | 11.79 | 328,212 |
| Qualified XXVI | 4,927.888 | 11.73 | 57,804 |
| Qualified XXVII | 1,046,131.425 | 11.81 | 12,354,812 |
| Qualified XXVIII | 410,735.464 | 11.82 | 4,854,893 |
| Qualified XXXII | 4,194.931 | 11.53 | 48,368 |
| Qualified XXXIII (0.65) | 49,818.088 | 11.88 | 591,839 |
| Qualified XXXIV | 25,468.968 | 10.27 | 261,566 |
| Qualified XXXVI | 10,192.909 | 11.93 | 121,601 |
| Qualified XXXVIII | 46,923.126 | 10.37 | 486,593 |
| Qualified XLIII | 1,785.888 | 10.26 | 18,323 |
| Qualified LIV | 75,277.165 | 12.02 | 904,832 |
| Qualified LVI | 103,329.058 | 12.22 | 1,262,681 |
| | 11,305,812.373 | | $ 132,935,206 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Oppenheimer Strategic Income Portfolio -** | | | |
| **Service Class** | | | |
| Currently payable annuity contracts: | 1,059.986 | $ 11.36 | $ 12,041 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP8 | 18,470.977 | 10.56 | 195,054 |
| ING MAP PLUS NP9 | 3,016.175 | 10.55 | 31,821 |
| ING MAP PLUS NP11 | 10,868.769 | 10.52 | 114,339 |
| ING MAP PLUS NP12 | 4,262.549 | 10.50 | 44,757 |
| ING MAP PLUS NP13 | 7,293.900 | 10.49 | 76,513 |
| ING MAP PLUS NP16 | 1,604.032 | 10.45 | 16,762 |
| ING MAP PLUS NP18 | 2,247.768 | 10.42 | 23,422 |
| ING MAP PLUS NP23 | 2,501.156 | 10.35 | 25,887 |
| ING MAP PLUS NP27 | 1,424.651 | 10.30 | 14,674 |
| ING MAP PLUS NP28 | 3,037.301 | 10.28 | 31,223 |
| ING MAP PLUS NP30 | 2,148.180 | 10.25 | 22,019 |
| | 57,935.444 | | $ 608,512 |
| | | | |
| **ING PIMCO Total Return Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 95,664.481 | $ 12.70 | $ 1,214,939 |
| | | | |
| **ING PIMCO Total Return Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 664,972.058 | $12.10 to $13.02 | $ 8,648,365 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 3,412.253 | 12.79 | 43,643 |
| ING Custom Choice 65 | 8,191.237 | 12.78 | 104,684 |
| ING MAP PLUS NP1 | 151,147.496 | 13.51 | 2,042,003 |
| ING MAP PLUS NP4 | 29,239.881 | 13.39 | 391,522 |
| ING MAP PLUS NP6 | 50,540.530 | 13.31 | 672,694 |
| ING MAP PLUS NP8 | 35,498.048 | 13.23 | 469,639 |
| ING MAP PLUS NP9 | 46,977.881 | 13.19 | 619,638 |
| ING MAP PLUS NP10 | 27,386.243 | 13.15 | 360,129 |
| ING MAP PLUS NP11 | 55,898.879 | 13.11 | 732,834 |
| ING MAP PLUS NP12 | 2,106.961 | 13.07 | 27,538 |
| ING MAP PLUS NP13 | 23,767.567 | 13.04 | 309,929 |
| ING MAP PLUS NP14 | 20,435.528 | 13.00 | 265,662 |
| ING MAP PLUS NP15 | 58,741.481 | 12.96 | 761,290 |
| ING MAP PLUS NP17 | 12,959.002 | 12.88 | 166,912 |
| ING MAP PLUS NP18 | 39,093.712 | 12.85 | 502,354 |
| ING MAP PLUS NP19 | 15,915.360 | 12.81 | 203,876 |
| ING MAP PLUS NP20 | 20,503.810 | 12.77 | 261,834 |
| ING MAP PLUS NP21 | 25,393.364 | 12.73 | 323,258 |
| ING MAP PLUS NP22 | 9,983.123 | 12.69 | 126,686 |
| ING MAP PLUS NP23 | 14,757.809 | 12.66 | 186,834 |
| ING MAP PLUS NP24 | 1,307.282 | 12.62 | 16,498 |
| ING MAP PLUS NP25 | 418.918 | 12.58 | 5,270 |
| ING MAP PLUS NP26 | 7,898.665 | 12.55 | 99,128 |
| ING MAP PLUS NP27 | 662.812 | 12.51 | 8,292 |
| ING MAP PLUS NP28 | 36,992.701 | 12.47 | 461,299 |
| ING MAP PLUS NP29 | 4,781.591 | 12.43 | 59,435 |
| ING MAP PLUS NP30 | 2,883.179 | 12.40 | 35,751 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING PIMCO Total Return Portfolio - Service Class** | | | |
| **(continued)** | | | |
| ING MAP PLUS NP35 | 3,202.752 | $ 12.22 | $ 39,138 |
| ING MAP PLUS NP36 | 1,024.447 | 12.18 | 12,478 |
| Qualified VI | 2,520,926.310 | 13.92 | 35,091,294 |
| Qualified VIII | 689.342 | 13.91 | 9,589 |
| Qualified X (1.15) | 71,650.491 | 14.02 | 1,004,540 |
| Qualified X (1.25) | 213,158.170 | 13.92 | 2,967,162 |
| Qualified XII (0.00) | 33,405.550 | 15.32 | 511,773 |
| Qualified XII (0.25) | 2,582.933 | 15.03 | 38,821 |
| Qualified XII (0.30) | 164,363.384 | 14.97 | 2,460,520 |
| Qualified XII (0.35) | 1,328.470 | 14.91 | 19,807 |
| Qualified XII (0.40) | 392,370.397 | 14.85 | 5,826,700 |
| Qualified XII (0.50) | 112,064.153 | 14.74 | 1,651,826 |
| Qualified XII (0.55) | 166,168.435 | 14.68 | 2,439,353 |
| Qualified XII (0.60) | 96,815.216 | 14.63 | 1,416,407 |
| Qualified XII (0.65) | 266,776.301 | 14.57 | 3,886,931 |
| Qualified XII (0.70) | 100,325.384 | 14.52 | 1,456,725 |
| Qualified XII (0.75) | 397,514.078 | 14.46 | 5,748,054 |
| Qualified XII (0.80) | 165,024.310 | 14.41 | 2,378,000 |
| Qualified XII (0.85) | 397,029.533 | 14.35 | 5,697,374 |
| Qualified XII (0.90) | 42,174.706 | 14.29 | 602,677 |
| Qualified XII (0.95) | 560,536.683 | 14.24 | 7,982,042 |
| Qualified XII (1.00) | 1,618,247.655 | 14.19 | 22,962,934 |
| Qualified XII (1.05) | 59,174.714 | 14.13 | 836,139 |
| Qualified XII (1.10) | 85,705.757 | 14.08 | 1,206,737 |
| Qualified XII (1.15) | 55,340.996 | 14.02 | 775,881 |
| Qualified XII (1.20) | 25,607.419 | 13.97 | 357,736 |
| Qualified XII (1.25) | 192,985.875 | 13.92 | 2,686,363 |
| Qualified XII (1.30) | 1,628.067 | 13.86 | 22,565 |
| Qualified XII (1.35) | 8,359.741 | 13.81 | 115,448 |
| Qualified XII (1.40) | 23,490.991 | 13.76 | 323,236 |
| Qualified XII (1.45) | 14,065.291 | 13.70 | 192,694 |
| Qualified XII (1.50) | 6,207.527 | 13.65 | 84,733 |
| Qualified XIII | 1,876.471 | 14.24 | 26,721 |
| Qualified XV | 15,193.919 | 14.24 | 216,361 |
| Qualified XVI | 86,083.739 | 13.65 | 1,175,043 |
| Qualified XVII | 1,971.936 | 13.92 | 27,449 |
| Qualified XVIII | 3,548.051 | 14.19 | 50,347 |
| Qualified XXI | 18,965.598 | 14.41 | 273,294 |
| Qualified XXVI | 4,179.050 | 14.29 | 59,719 |
| Qualified XXVII | 1,831,519.487 | 13.00 | 23,809,753 |
| Qualified XXVIII | 1,205,593.950 | 14.20 | 17,119,434 |
| Qualified XXXII | 1,201.460 | 12.66 | 15,210 |
| Qualified XXXIII (0.65) | 32,023.433 | 14.81 | 474,267 |
| Qualified XXXIV | 4,953.541 | 11.38 | 56,371 |
| Qualified XXXVIII | 61,745.215 | 11.48 | 708,835 |
| Qualified XLIII | 1,158.840 | 11.37 | 13,176 |
| Qualified LIV | 129,222.681 | 12.64 | 1,633,375 |
| Qualified LVI | 62,976.673 | 12.85 | 809,250 |
| | 12,634,026.493 | | $ 175,181,279 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Pioneer High Yield Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 83,898.549 | $12.42 to $12.89 | $ 1,079,959 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 285.750 | 12.75 | 3,643 |
| ING Custom Choice 65 | 1,025.302 | 13.18 | 13,513 |
| Qualified V | 2,143.378 | 12.68 | 27,178 |
| Qualified VI | 279,129.845 | 12.75 | 3,558,906 |
| Qualified X (1.15) | 3,846.356 | 12.80 | 49,233 |
| Qualified X (1.25) | 34,905.278 | 12.75 | 445,042 |
| Qualified XII (0.00) | 12,890.976 | 13.35 | 172,095 |
| Qualified XII (0.25) | 788.201 | 13.23 | 10,428 |
| Qualified XII (0.30) | 5,092.680 | 13.21 | 67,274 |
| Qualified XII (0.35) | 903.815 | 13.18 | 11,912 |
| Qualified XII (0.40) | 18,606.733 | 13.16 | 244,865 |
| Qualified XII (0.50) | 198,272.332 | 13.11 | 2,599,350 |
| Qualified XII (0.55) | 7,794.242 | 13.09 | 102,027 |
| Qualified XII (0.60) | 1,437.499 | 13.06 | 18,774 |
| Qualified XII (0.65) | 21,993.828 | 13.04 | 286,800 |
| Qualified XII (0.70) | 9,065.818 | 13.01 | 117,946 |
| Qualified XII (0.75) | 19,797.661 | 12.99 | 257,172 |
| Qualified XII (0.80) | 6,532.839 | 12.97 | 84,731 |
| Qualified XII (0.85) | 37,648.760 | 12.94 | 487,175 |
| Qualified XII (0.90) | 823.786 | 12.92 | 10,643 |
| Qualified XII (0.95) | 68,839.067 | 12.89 | 887,336 |
| Qualified XII (1.00) | 137,394.685 | 12.87 | 1,768,270 |
| Qualified XII (1.05) | 2,847.035 | 12.85 | 36,584 |
| Qualified XII (1.10) | 9,253.622 | 12.82 | 118,631 |
| Qualified XII (1.15) | 2,331.482 | 12.80 | 29,843 |
| Qualified XII (1.20) | 3,515.208 | 12.78 | 44,924 |
| Qualified XII (1.25) | 15,216.769 | 12.75 | 194,014 |
| Qualified XII (1.30) | 32.359 | 12.73 | 412 |
| Qualified XII (1.35) | 536.207 | 12.71 | 6,815 |
| Qualified XII (1.40) | 9,301.054 | 12.68 | 117,937 |
| Qualified XII (1.45) | 114.567 | 12.66 | 1,450 |
| Qualified XV | 1,846.413 | 12.89 | 23,800 |
| Qualified XVI | 4,065.911 | 12.64 | 51,393 |
| Qualified XVII | 190.668 | 12.75 | 2,431 |
| Qualified XVIII | 17,000.259 | 12.87 | 218,793 |
| Qualified XXVI | 916.708 | 12.92 | 11,844 |
| Qualified XXXII | 833.733 | 12.75 | 10,630 |
| Qualified XXXIV | 700.062 | 11.52 | 8,065 |
| Qualified XXXVIII | 6,906.786 | 11.62 | 80,257 |
| Qualified XLIII | 0.435 | 11.50 | 5 |
| Qualified LIV | 8,558.623 | 13.03 | 111,519 |
| Qualified LVI | 10,132.635 | 13.25 | 134,257 |
| | 1,047,417.916 | | $ 13,507,876 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Pioneer High Yield Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP8 | 429.415 | $ 13.06 | $ 5,608 |
| ING MAP PLUS NP11 | 57.674 | 12.99 | 749 |
| ING MAP PLUS NP15 | 963.957 | 12.89 | 12,425 |
| ING MAP PLUS NP16 | 85.615 | 12.87 | 1,102 |
| ING MAP PLUS NP17 | 1,677.508 | 12.85 | 21,556 |
| ING MAP PLUS NP22 | 1,064.196 | 12.73 | 13,547 |
| ING MAP PLUS NP26 | 1,355.368 | 12.64 | 17,132 |
| ING MAP PLUS NP28 | 1,779.876 | 12.59 | 22,409 |
| ING MAP PLUS NP29 | 6,844.863 | 12.57 | 86,040 |
| | 14,258.472 | | $ 180,568 |
| | | | |
| **ING Solution 2015 Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 158,073.362 | $ 11.03 | $ 1,743,549 |
| ING MAP PLUS NP3 | 3,896.473 | 10.98 | 42,783 |
| ING MAP PLUS NP4 | 544.231 | 10.96 | 5,965 |
| ING MAP PLUS NP5 | 51,884.906 | 10.93 | 567,102 |
| ING MAP PLUS NP6 | 12,831.504 | 10.91 | 139,992 |
| ING MAP PLUS NP8 | 122,509.571 | 10.86 | 1,330,454 |
| ING MAP PLUS NP9 | 10,643.098 | 10.83 | 115,265 |
| ING MAP PLUS NP10 | 241,682.733 | 10.80 | 2,610,174 |
| ING MAP PLUS NP11 | 81,557.190 | 10.78 | 879,187 |
| ING MAP PLUS NP12 | 70,944.973 | 10.75 | 762,658 |
| ING MAP PLUS NP13 | 30,161.882 | 10.73 | 323,637 |
| ING MAP PLUS NP14 | 13,169.821 | 10.70 | 140,917 |
| ING MAP PLUS NP15 | 119,984.689 | 10.68 | 1,281,436 |
| ING MAP PLUS NP16 | 8,169.435 | 10.65 | 87,004 |
| ING MAP PLUS NP17 | 63,904.419 | 10.63 | 679,304 |
| ING MAP PLUS NP18 | 5,157.281 | 10.60 | 54,667 |
| ING MAP PLUS NP19 | 6,179.511 | 10.58 | 65,379 |
| ING MAP PLUS NP20 | 54,802.364 | 10.55 | 578,165 |
| ING MAP PLUS NP21 | 88,683.438 | 10.53 | 933,837 |
| ING MAP PLUS NP22 | 43,526.768 | 10.51 | 457,466 |
| ING MAP PLUS NP23 | 10,648.273 | 10.48 | 111,594 |
| ING MAP PLUS NP24 | 43,440.501 | 10.46 | 454,388 |
| ING MAP PLUS NP25 | 4,166.540 | 10.43 | 43,457 |
| ING MAP PLUS NP26 | 6,006.227 | 10.41 | 62,525 |
| ING MAP PLUS NP28 | 40,875.748 | 10.36 | 423,473 |
| ING MAP PLUS NP29 | 11,741.118 | 10.33 | 121,286 |
| ING MAP PLUS NP30 | 11,261.164 | 10.31 | 116,103 |
| ING MAP PLUS NP31 | 83.376 | 10.29 | 858 |
| ING MAP PLUS NP32 | 186.744 | 10.26 | 1,916 |
| Qualified XXXV | 29,841.546 | 10.37 | 309,457 |
| | 1,346,558.886 | | $ 14,443,998 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Solution 2015 Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 7,272.204 | $ 10.53 | $ 76,576 |
| ING Custom Choice 65 | 212.237 | 11.00 | 2,335 |
| ING Educator's Direct | 15,153.631 | 10.64 | 161,235 |
| Qualified V | 2,040.812 | 10.45 | 21,326 |
| Qualified VI | 928,963.232 | 10.53 | 9,781,983 |
| Qualified X (1.15) | 41,355.914 | 10.58 | 437,546 |
| Qualified X (1.25) | 146,999.639 | 10.53 | 1,547,906 |
| Qualified XII (0.00) | 4,088.749 | 11.17 | 45,671 |
| Qualified XII (0.05) | 5,115.068 | 11.15 | 57,033 |
| Qualified XII (0.05) | 239,904.295 | 11.15 | 2,674,933 |
| Qualified XII (0.25) | 4.627 | 11.04 | 51 |
| Qualified XII (0.30) | 67,378.563 | 11.01 | 741,838 |
| Qualified XII (0.35) | 177,786.495 | 10.98 | 1,952,096 |
| Qualified XII (0.40) | 81,020.803 | 10.96 | 887,988 |
| Qualified XII (0.50) | 330,622.163 | 10.91 | 3,607,088 |
| Qualified XII (0.55) | 168,772.339 | 10.88 | 1,836,243 |
| Qualified XII (0.60) | 49,677.048 | 10.86 | 539,493 |
| Qualified XII (0.65) | 89,969.629 | 10.83 | 974,371 |
| Qualified XII (0.70) | 48,448.872 | 10.81 | 523,732 |
| Qualified XII (0.75) | 247,572.006 | 10.78 | 2,668,826 |
| Qualified XII (0.80) | 70,336.925 | 10.76 | 756,825 |
| Qualified XII (0.85) | 167,270.596 | 10.73 | 1,794,813 |
| Qualified XII (0.90) | 36,671.634 | 10.71 | 392,753 |
| Qualified XII (0.95) | 291,958.833 | 10.68 | 3,118,120 |
| Qualified XII (1.00) | 243,064.043 | 10.66 | 2,591,063 |
| Qualified XII (1.05) | 74,873.548 | 10.63 | 795,906 |
| Qualified XII (1.10) | 41,741.254 | 10.61 | 442,875 |
| Qualified XII (1.15) | 80,897.833 | 10.58 | 855,899 |
| Qualified XII (1.20) | 21,220.311 | 10.56 | 224,086 |
| Qualified XII (1.25) | 116,541.388 | 10.53 | 1,227,181 |
| Qualified XII (1.30) | 4,000.473 | 10.51 | 42,045 |
| Qualified XII (1.35) | 6,516.223 | 10.48 | 68,290 |
| Qualified XII (1.40) | 13,366.098 | 10.46 | 139,809 |
| Qualified XII (1.45) | 828.652 | 10.43 | 8,643 |
| Qualified XIII | 42.766 | 10.68 | 457 |
| Qualified XV | 10,015.618 | 10.68 | 106,967 |
| Qualified XVI | 61,392.345 | 10.41 | 639,094 |
| Qualified XVII | 363.975 | 10.53 | 3,833 |
| Qualified XVIII | 6,121.017 | 10.53 | 64,454 |
| Qualified XXI | 8,441.770 | 10.76 | 90,833 |
| Qualified XXVIII | 52,089.768 | 8.74 | 455,265 |
| Qualified XXXII | 5,760.149 | 10.53 | 60,654 |
| Qualified XXXIV | 74,783.759 | 8.71 | 651,367 |
| Qualified XXXVI | 404.821 | 10.88 | 4,404 |
| Qualified XXXVIII | 1,633.215 | 8.80 | 14,372 |
| Qualified XLIII | 239.266 | 8.71 | 2,084 |
| Qualified LIV | 23,640.030 | 10.88 | 257,204 |
| Qualified LVI | 91,455.778 | 11.06 | 1,011,501 |
| | 4,158,030.414 | | $ 44,359,067 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Solution 2025 Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 262,025.878 | $ 10.64 | $ 2,787,955 |
| ING MAP PLUS NP3 | 428.293 | 10.59 | 4,536 |
| ING MAP PLUS NP4 | 5,959.523 | 10.57 | 62,992 |
| ING MAP PLUS NP5 | 20,716.661 | 10.54 | 218,354 |
| ING MAP PLUS NP6 | 5,051.222 | 10.52 | 53,139 |
| ING MAP PLUS NP8 | 128,810.653 | 10.47 | 1,348,648 |
| ING MAP PLUS NP9 | 28,071.575 | 10.44 | 293,067 |
| ING MAP PLUS NP10 | 142,643.805 | 10.42 | 1,486,348 |
| ING MAP PLUS NP11 | 196,687.840 | 10.40 | 2,045,554 |
| ING MAP PLUS NP12 | 122,240.617 | 10.37 | 1,267,635 |
| ING MAP PLUS NP13 | 36,490.424 | 10.35 | 377,676 |
| ING MAP PLUS NP14 | 37,273.005 | 10.32 | 384,657 |
| ING MAP PLUS NP15 | 188,034.220 | 10.30 | 1,936,752 |
| ING MAP PLUS NP16 | 15,537.211 | 10.28 | 159,723 |
| ING MAP PLUS NP17 | 44,007.244 | 10.25 | 451,074 |
| ING MAP PLUS NP18 | 9,078.126 | 10.23 | 92,869 |
| ING MAP PLUS NP19 | 18,585.218 | 10.20 | 189,569 |
| ING MAP PLUS NP20 | 55,289.288 | 10.18 | 562,845 |
| ING MAP PLUS NP21 | 167,758.864 | 10.16 | 1,704,430 |
| ING MAP PLUS NP22 | 18,938.406 | 10.13 | 191,846 |
| ING MAP PLUS NP23 | 33,769.683 | 10.11 | 341,411 |
| ING MAP PLUS NP24 | 57,200.921 | 10.08 | 576,585 |
| ING MAP PLUS NP25 | 19,997.804 | 10.06 | 201,178 |
| ING MAP PLUS NP26 | 8,687.819 | 10.04 | 87,226 |
| ING MAP PLUS NP28 | 49,103.335 | 9.99 | 490,542 |
| ING MAP PLUS NP29 | 16,848.549 | 9.97 | 167,980 |
| ING MAP PLUS NP30 | 21,650.436 | 9.94 | 215,205 |
| ING MAP PLUS NP32 | 9,989.203 | 9.90 | 98,893 |
| Qualified XXXV | 32,564.815 | 9.82 | 319,786 |
| | 1,753,440.638 | | $ 18,118,475 |
| **ING Solution 2025 Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Educator's Direct | 2,092.276 | $ 10.56 | $ 22,094 |
| Qualified V | 1,458.207 | 10.09 | 14,713 |
| Qualified VI | 1,538,140.817 | 10.17 | 15,642,892 |
| Qualified X (1.15) | 73,998.164 | 10.22 | 756,261 |
| Qualified X (1.25) | 104,635.874 | 10.17 | 1,064,147 |
| Qualified XII (0.00) | 22,242.475 | 10.78 | 239,774 |
| Qualified XII (0.05) | 11,112.496 | 10.78 | 119,793 |
| Qualified XII (0.05) | 520,086.843 | 10.78 | 5,606,536 |
| Qualified XII (0.25) | 4,187.309 | 10.65 | 44,595 |
| Qualified XII (0.30) | 159,045.001 | 10.63 | 1,690,648 |
| Qualified XII (0.35) | 208,947.070 | 10.60 | 2,214,839 |
| Qualified XII (0.40) | 123,122.055 | 10.58 | 1,302,631 |
| Qualified XII (0.50) | 305,840.267 | 10.53 | 3,220,498 |
| Qualified XII (0.55) | 227,404.593 | 10.51 | 2,390,022 |
| Qualified XII (0.60) | 167,233.892 | 10.48 | 1,752,611 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Solution 2025 Portfolio - Service Class** | | | |
| **(continued)** | | | |
| Qualified XII (0.65) | 151,114.522 | $ 10.46 | $ 1,580,658 |
| Qualified XII (0.70) | 103,006.713 | 10.43 | 1,074,360 |
| Qualified XII (0.75) | 334,408.005 | 10.41 | 3,481,187 |
| Qualified XII (0.80) | 50,474.564 | 10.38 | 523,926 |
| Qualified XII (0.85) | 378,623.796 | 10.36 | 3,922,543 |
| Qualified XII (0.90) | 55,673.105 | 10.34 | 575,660 |
| Qualified XII (0.95) | 423,805.937 | 10.31 | 4,369,439 |
| Qualified XII (1.00) | 420,889.835 | 10.29 | 4,330,956 |
| Qualified XII (1.05) | 39,984.322 | 10.26 | 410,239 |
| Qualified XII (1.10) | 100,654.972 | 10.24 | 1,030,707 |
| Qualified XII (1.15) | 100,241.190 | 10.22 | 1,024,465 |
| Qualified XII (1.20) | 40,896.503 | 10.19 | 416,735 |
| Qualified XII (1.25) | 82,788.786 | 10.17 | 841,962 |
| Qualified XII (1.30) | 958.876 | 10.14 | 9,723 |
| Qualified XII (1.35) | 22,875.908 | 10.12 | 231,504 |
| Qualified XII (1.40) | 34,899.102 | 10.10 | 352,481 |
| Qualified XII (1.45) | 7,565.626 | 10.07 | 76,186 |
| Qualified XII (1.50) | 1,297.052 | 10.05 | 13,035 |
| Qualified XV | 2,691.317 | 10.31 | 27,747 |
| Qualified XVI | 53,745.741 | 10.05 | 540,145 |
| Qualified XVIII | 289.237 | 10.17 | 2,942 |
| Qualified XXI | 23,661.741 | 10.38 | 245,609 |
| Qualified XXVI | 1,852.910 | 10.34 | 19,159 |
| Qualified XXVIII | 53,293.638 | 8.06 | 429,547 |
| Qualified XXXII | 2,054.815 | 10.17 | 20,897 |
| Qualified XXXIV | 172,290.764 | 8.04 | 1,385,218 |
| Qualified XXXVI | 677.522 | 10.51 | 7,121 |
| Qualified XXXVIII | 35,287.309 | 8.12 | 286,533 |
| Qualified XLIII | 167.641 | 8.03 | 1,346 |
| Qualified LIV | 25,924.091 | 10.51 | 272,462 |
| Qualified LVI | 86,099.831 | 10.68 | 919,546 |
| | 6,277,742.710 | | $ 64,506,092 |
| | | | |
| **ING Solution 2035 Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 150,884.545 | $ 10.71 | $ 1,615,973 |
| ING MAP PLUS NP4 | 1,257.190 | 10.63 | 13,364 |
| ING MAP PLUS NP5 | 7,444.429 | 10.61 | 78,985 |
| ING MAP PLUS NP6 | 8,899.254 | 10.58 | 94,154 |
| ING MAP PLUS NP8 | 229,827.971 | 10.53 | 2,420,089 |
| ING MAP PLUS NP9 | 47,433.522 | 10.51 | 498,526 |
| ING MAP PLUS NP10 | 82,459.993 | 10.48 | 864,181 |
| ING MAP PLUS NP11 | 159,667.905 | 10.46 | 1,670,126 |
| ING MAP PLUS NP12 | 105,691.039 | 10.43 | 1,102,358 |
| ING MAP PLUS NP13 | 43,318.357 | 10.41 | 450,944 |
| ING MAP PLUS NP14 | 67,503.508 | 10.39 | 701,361 |
| ING MAP PLUS NP15 | 124,199.824 | 10.36 | 1,286,710 |
| ING MAP PLUS NP16 | 2,429.359 | 10.34 | 25,120 |
| ING MAP PLUS NP17 | 62,793.396 | 10.31 | 647,400 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Solution 2035 Portfolio - Adviser Class** | | | |
| **(continued)** | | | |
| ING MAP PLUS NP18 | 8,217.741 | $ 10.29 | $ 84,561 |
| ING MAP PLUS NP19 | 23,111.433 | 10.27 | 237,354 |
| ING MAP PLUS NP20 | 35,771.836 | 10.24 | 366,304 |
| ING MAP PLUS NP21 | 130,278.121 | 10.22 | 1,331,442 |
| ING MAP PLUS NP22 | 54,625.843 | 10.19 | 556,637 |
| ING MAP PLUS NP23 | 31,305.250 | 10.17 | 318,374 |
| ING MAP PLUS NP24 | 26,215.307 | 10.15 | 266,085 |
| ING MAP PLUS NP25 | 14,818.533 | 10.12 | 149,964 |
| ING MAP PLUS NP26 | 14,337.577 | 10.10 | 144,810 |
| ING MAP PLUS NP28 | 44,491.299 | 10.05 | 447,138 |
| ING MAP PLUS NP29 | 21,435.343 | 10.03 | 214,996 |
| ING MAP PLUS NP30 | 16,196.088 | 10.00 | 161,961 |
| ING MAP PLUS NP32 | 2,167.846 | 9.96 | 21,592 |
| Qualified XXXV | 29,856.035 | 9.77 | 291,693 |
| | 1,546,638.544 | | $ 16,062,202 |
| | | | |
| **ING Solution 2035 Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 1,694.077 | $ 10.68 | $ 18,093 |
| ING Educator's Direct | 3,899.112 | 10.60 | 41,331 |
| Qualified VI | 1,094,384.887 | 10.23 | 11,195,557 |
| Qualified X (1.15) | 16,122.758 | 10.28 | 165,742 |
| Qualified X (1.25) | 90,548.370 | 10.23 | 926,310 |
| Qualified XII (0.00) | 18,214.071 | 10.84 | 197,441 |
| Qualified XII (0.05) | 384,241.446 | 10.84 | 4,165,177 |
| Qualified XII (0.05) | 31,625.630 | 10.84 | 342,822 |
| Qualified XII (0.25) | 1,379.088 | 10.72 | 14,784 |
| Qualified XII (0.30) | 187,608.877 | 10.69 | 2,005,539 |
| Qualified XII (0.35) | 150,257.780 | 10.67 | 1,603,251 |
| Qualified XII (0.40) | 87,227.769 | 10.64 | 928,103 |
| Qualified XII (0.50) | 351,860.990 | 10.59 | 3,726,208 |
| Qualified XII (0.55) | 145,854.815 | 10.57 | 1,541,685 |
| Qualified XII (0.60) | 127,988.927 | 10.54 | 1,349,003 |
| Qualified XII (0.65) | 140,233.994 | 10.52 | 1,475,262 |
| Qualified XII (0.70) | 63,674.359 | 10.49 | 667,944 |
| Qualified XII (0.75) | 191,833.621 | 10.47 | 2,008,498 |
| Qualified XII (0.80) | 32,178.350 | 10.45 | 336,264 |
| Qualified XII (0.85) | 395,958.584 | 10.42 | 4,125,888 |
| Qualified XII (0.90) | 77,040.042 | 10.40 | 801,216 |
| Qualified XII (0.95) | 259,975.399 | 10.37 | 2,695,945 |
| Qualified XII (1.00) | 407,306.821 | 10.35 | 4,215,626 |
| Qualified XII (1.05) | 34,200.753 | 10.32 | 352,952 |
| Qualified XII (1.10) | 85,420.119 | 10.30 | 879,827 |
| Qualified XII (1.15) | 81,375.933 | 10.28 | 836,545 |
| Qualified XII (1.20) | 23,877.285 | 10.25 | 244,742 |
| Qualified XII (1.25) | 92,868.873 | 10.23 | 950,049 |
| Qualified XII (1.30) | 2,119.711 | 10.20 | 21,621 |
| Qualified XII (1.35) | 7,735.779 | 10.18 | 78,750 |
| Qualified XII (1.40) | 20,554.785 | 10.16 | 208,837 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Solution 2035 Portfolio - Service Class** | | | |
| **(continued)** | | | |
| Qualified XII (1.45) | 817.295 | $ 10.13 | $ 8,279 |
| Qualified XII (1.50) | 685.135 | 10.11 | 6,927 |
| Qualified XIII | 1,787.817 | 10.37 | 18,540 |
| Qualified XV | 2,952.218 | 10.37 | 30,615 |
| Qualified XVI | 63,080.119 | 10.11 | 637,740 |
| Qualified XXI | 52,485.063 | 10.45 | 548,469 |
| Qualified XXVI | 667.627 | 10.40 | 6,943 |
| Qualified XXVIII | 9,342.595 | 7.85 | 73,339 |
| Qualified XXXII | 2,484.698 | 10.23 | 25,418 |
| Qualified XXXIV | 184,057.408 | 7.79 | 1,433,807 |
| Qualified XXXVI | 5,022.187 | 10.57 | 53,085 |
| Qualified XXXVIII | 23,235.319 | 7.87 | 182,862 |
| Qualified XLIII | 1,785.851 | 7.78 | 13,894 |
| Qualified LIV | 27,639.989 | 10.57 | 292,155 |
| Qualified LVI | 79,931.999 | 10.74 | 858,470 |
| | 5,065,238.325 | | $ 52,311,555 |
| | | | |
| **ING Solution 2045 Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 233,555.667 | $ 10.68 | $ 2,494,375 |
| ING MAP PLUS NP3 | 363.272 | 10.63 | 3,862 |
| ING MAP PLUS NP4 | 9,620.181 | 10.61 | 102,070 |
| ING MAP PLUS NP5 | 18,128.222 | 10.58 | 191,797 |
| ING MAP PLUS NP6 | 792.781 | 10.56 | 8,372 |
| ING MAP PLUS NP8 | 208,674.355 | 10.51 | 2,193,167 |
| ING MAP PLUS NP9 | 75,074.933 | 10.48 | 786,785 |
| ING MAP PLUS NP10 | 21,464.103 | 10.46 | 224,515 |
| ING MAP PLUS NP11 | 60,530.591 | 10.43 | 631,334 |
| ING MAP PLUS NP12 | 26,507.884 | 10.41 | 275,947 |
| ING MAP PLUS NP13 | 8,181.745 | 10.39 | 85,008 |
| ING MAP PLUS NP14 | 34,368.625 | 10.36 | 356,059 |
| ING MAP PLUS NP15 | 83,761.305 | 10.34 | 866,092 |
| ING MAP PLUS NP16 | 1,825.817 | 10.31 | 18,824 |
| ING MAP PLUS NP17 | 24,501.953 | 10.29 | 252,125 |
| ING MAP PLUS NP18 | 1,355.383 | 10.26 | 13,906 |
| ING MAP PLUS NP19 | 17,142.911 | 10.24 | 175,543 |
| ING MAP PLUS NP20 | 9,546.795 | 10.22 | 97,568 |
| ING MAP PLUS NP21 | 89,047.297 | 10.19 | 907,392 |
| ING MAP PLUS NP22 | 29,934.095 | 10.17 | 304,430 |
| ING MAP PLUS NP23 | 15,913.212 | 10.15 | 161,519 |
| ING MAP PLUS NP24 | 15,665.328 | 10.12 | 158,533 |
| ING MAP PLUS NP25 | 8,170.557 | 10.10 | 82,523 |
| ING MAP PLUS NP26 | 21,156.942 | 10.07 | 213,050 |
| ING MAP PLUS NP28 | 23,540.775 | 10.03 | 236,114 |
| ING MAP PLUS NP29 | 13,704.817 | 10.00 | 137,048 |
| ING MAP PLUS NP30 | 7,775.526 | 9.98 | 77,600 |
| ING MAP PLUS NP32 | 5,223.695 | 9.93 | 51,871 |
| Qualified XXXV | 5,984.831 | 9.58 | 57,335 |
| | 1,071,513.598 | | $ 11,164,764 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Solution 2045 Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 1,015.793 | $ 10.65 | $ 10,818 |
| ING Educator's Direct | 540.387 | 10.52 | 5,685 |
| Qualified VI | 851,090.980 | 10.19 | 8,672,617 |
| Qualified X (1.15) | 5,330.771 | 10.24 | 54,587 |
| Qualified X (1.25) | 43,817.978 | 10.19 | 446,505 |
| Qualified XII (0.00) | 8,009.838 | 10.81 | 86,586 |
| Qualified XII (0.05) | 6,808.083 | 10.81 | 73,595 |
| Qualified XII (0.05) | 242,653.995 | 10.81 | 2,623,090 |
| Qualified XII (0.30) | 188,720.886 | 10.66 | 2,011,765 |
| Qualified XII (0.35) | 23,400.037 | 10.63 | 248,742 |
| Qualified XII (0.40) | 51,178.090 | 10.61 | 543,000 |
| Qualified XII (0.50) | 231,366.393 | 10.56 | 2,443,229 |
| Qualified XII (0.55) | 78,794.889 | 10.53 | 829,710 |
| Qualified XII (0.60) | 71,189.402 | 10.51 | 748,201 |
| Qualified XII (0.65) | 112,068.543 | 10.48 | 1,174,478 |
| Qualified XII (0.70) | 82,415.365 | 10.46 | 862,065 |
| Qualified XII (0.75) | 64,778.297 | 10.44 | 676,285 |
| Qualified XII (0.80) | 25,564.063 | 10.41 | 266,122 |
| Qualified XII (0.85) | 325,381.614 | 10.39 | 3,380,715 |
| Qualified XII (0.90) | 25,893.208 | 10.36 | 268,254 |
| Qualified XII (0.95) | 223,053.876 | 10.34 | 2,306,377 |
| Qualified XII (1.00) | 280,819.375 | 10.31 | 2,895,248 |
| Qualified XII (1.05) | 11,903.848 | 10.29 | 122,491 |
| Qualified XII (1.10) | 86,834.638 | 10.27 | 891,792 |
| Qualified XII (1.15) | 36,848.140 | 10.24 | 377,325 |
| Qualified XII (1.20) | 35,894.039 | 10.22 | 366,837 |
| Qualified XII (1.25) | 71,842.079 | 10.19 | 732,071 |
| Qualified XII (1.35) | 7,127.194 | 10.15 | 72,341 |
| Qualified XII (1.40) | 30,750.368 | 10.12 | 311,194 |
| Qualified XII (1.45) | 388.067 | 10.10 | 3,919 |
| Qualified XIII | 173.561 | 10.34 | 1,795 |
| Qualified XV | 2,577.048 | 10.34 | 26,647 |
| Qualified XVI | 34,042.242 | 10.08 | 343,146 |
| Qualified XXI | 20,046.662 | 10.41 | 208,686 |
| Qualified XXVI | 7,792.610 | 10.36 | 80,731 |
| Qualified XXVIII | 14,708.823 | 7.58 | 111,493 |
| Qualified XXXII | 516.212 | 10.19 | 5,260 |
| Qualified XXXIV | 118,925.979 | 7.51 | 893,134 |
| Qualified XXXVI | 13,923.775 | 10.53 | 146,617 |
| Qualified XXXVIII | 4,876.580 | 7.58 | 36,964 |
| Qualified XLIII | 3,224.069 | 7.51 | 24,213 |
| Qualified LIV | 15,745.979 | 10.53 | 165,805 |
| Qualified LVI | 48,960.976 | 10.71 | 524,372 |
| | 3,510,994.752 | | $ 36,074,507 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Solution Growth and Income Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 54,766.107 | $ 9.07 | $ 496,729 |
| Qualified XII (0.40) | 592.017 | 9.20 | 5,447 |
| Qualified XII (0.50) | 6,410.067 | 9.19 | 58,909 |
| Qualified XII (0.65) | 184.291 | 9.16 | 1,688 |
| Qualified XII (0.70) | 6,850.664 | 9.16 | 62,752 |
| Qualified XII (0.75) | 4,544.490 | 9.15 | 41,582 |
| Qualified XII (0.80) | 12,785.503 | 9.14 | 116,859 |
| Qualified XII (0.85) | 4,558.170 | 9.13 | 41,616 |
| Qualified XII (0.95) | 612.883 | 9.12 | 5,589 |
| Qualified XII (1.00) | 16,404.086 | 9.11 | 149,441 |
| Qualified XII (1.05) | 191.732 | 9.10 | 1,745 |
| Qualified XII (1.10) | 2,514.922 | 9.10 | 22,886 |
| Qualified XII (1.15) | 125.923 | 9.09 | 1,145 |
| Qualified XII (1.20) | 8.140 | 9.08 | 74 |
| Qualified XII (1.25) | 1,563.332 | 9.07 | 14,179 |
| Qualified XII (1.40) | 974.008 | 9.05 | 8,815 |
| Qualified XII (1.50) | 2.793 | 9.04 | 25 |
| Qualified XV | 384.480 | 9.12 | 3,506 |
| Qualified XVI | 504.741 | 9.04 | 4,563 |
| Qualified LIV | 99.729 | 9.14 | 912 |
| Qualified LVI | 53,194.021 | 9.22 | 490,449 |
| | 167,272.099 | | $ 1,528,911 |
| | | | |
| **ING Solution Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 37,360.880 | $ 8.49 | $ 317,194 |
| Qualified XII (0.50) | 87.845 | 8.59 | 755 |
| Qualified XII (0.60) | 2,436.406 | 8.58 | 20,904 |
| Qualified XII (0.70) | 6,279.235 | 8.57 | 53,813 |
| Qualified XII (0.75) | 7,710.824 | 8.56 | 66,005 |
| Qualified XII (0.80) | 1,444.561 | 8.55 | 12,351 |
| Qualified XII (0.85) | 942.166 | 8.54 | 8,046 |
| Qualified XII (0.90) | 777.623 | 8.54 | 6,641 |
| Qualified XII (0.95) | 5,444.234 | 8.53 | 46,439 |
| Qualified XII (1.00) | 2,057.677 | 8.52 | 17,531 |
| Qualified XII (1.10) | 9.002 | 8.51 | 77 |
| Qualified XII (1.25) | 3,939.496 | 8.49 | 33,446 |
| Qualified XII (1.45) | 1.748 | 8.46 | 15 |
| Qualified XII (1.50) | 163.218 | 8.45 | 1,379 |
| Qualified XV | 480.662 | 8.53 | 4,100 |
| Qualified XVI | 331.570 | 8.45 | 2,802 |
| Qualified XXXIV | 55.922 | 8.58 | 480 |
| Qualified XLIII | 8.538 | 8.57 | 73 |
| Qualified LIV | 494.888 | 8.55 | 4,231 |
| Qualified LVI | 16,340.176 | 8.63 | 141,016 |
| | 86,366.671 | | $ 737,298 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Solution Income Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 13,464.276 | $ 11.32 | $ 152,416 |
| ING MAP PLUS NP4 | 72.617 | 11.24 | 816 |
| ING MAP PLUS NP5 | 595.009 | 11.22 | 6,676 |
| ING MAP PLUS NP6 | 32,488.331 | 11.19 | 363,544 |
| ING MAP PLUS NP8 | 170,775.284 | 11.14 | 1,902,437 |
| ING MAP PLUS NP9 | 10,193.437 | 11.11 | 113,249 |
| ING MAP PLUS NP10 | 271,603.705 | 11.09 | 3,012,085 |
| ING MAP PLUS NP11 | 51,323.684 | 11.06 | 567,640 |
| ING MAP PLUS NP12 | 16,510.184 | 11.04 | 182,272 |
| ING MAP PLUS NP13 | 15,857.643 | 11.01 | 174,593 |
| ING MAP PLUS NP14 | 8,022.232 | 10.98 | 88,084 |
| ING MAP PLUS NP15 | 26,780.773 | 10.96 | 293,517 |
| ING MAP PLUS NP16 | 636.554 | 10.93 | 6,958 |
| ING MAP PLUS NP17 | 4,055.312 | 10.91 | 44,243 |
| ING MAP PLUS NP18 | 5,842.404 | 10.88 | 63,565 |
| ING MAP PLUS NP19 | 7,741.601 | 10.86 | 84,074 |
| ING MAP PLUS NP20 | 6,358.440 | 10.83 | 68,862 |
| ING MAP PLUS NP21 | 41,209.490 | 10.81 | 445,475 |
| ING MAP PLUS NP22 | 6,736.778 | 10.78 | 72,622 |
| ING MAP PLUS NP23 | 6,289.675 | 10.76 | 67,677 |
| ING MAP PLUS NP24 | 4,548.769 | 10.73 | 48,808 |
| ING MAP PLUS NP25 | 1,911.927 | 10.71 | 20,477 |
| ING MAP PLUS NP26 | 1,570.810 | 10.68 | 16,776 |
| ING MAP PLUS NP28 | 798.683 | 10.63 | 8,490 |
| ING MAP PLUS NP29 | 1,216.712 | 10.61 | 12,909 |
| Qualified XXXV | 69,181.671 | 10.95 | 757,539 |
| | 775,786.001 | | $ 8,575,804 |
| **ING Solution Income Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 428.208 | $ 10.81 | $ 4,629 |
| ING Educator's Direct | 2,293.241 | 10.79 | 24,744 |
| Qualified VI | 192,703.855 | 10.81 | 2,083,129 |
| Qualified X (1.15) | 24,467.136 | 10.87 | 265,958 |
| Qualified X (1.25) | 72,886.002 | 10.81 | 787,898 |
| Qualified XII (0.00) | 1,577.564 | 11.47 | 18,095 |
| Qualified XII (0.05) | 5,378.281 | 11.45 | 61,581 |
| Qualified XII (0.05) | 54,898.023 | 11.45 | 628,582 |
| Qualified XII (0.30) | 88,527.613 | 11.31 | 1,001,247 |
| Qualified XII (0.35) | 6,530.975 | 11.28 | 73,669 |
| Qualified XII (0.40) | 4,425.902 | 11.25 | 49,791 |
| Qualified XII (0.50) | 39,728.313 | 11.20 | 444,957 |
| Qualified XII (0.55) | 29,370.418 | 11.17 | 328,068 |
| Qualified XII (0.60) | 16,993.362 | 11.15 | 189,476 |
| Qualified XII (0.65) | 14,482.280 | 11.12 | 161,043 |
| Qualified XII (0.70) | 5,121.467 | 11.10 | 56,848 |
| Qualified XII (0.75) | 17,152.884 | 11.07 | 189,882 |
| Qualified XII (0.80) | 3,327.043 | 11.04 | 36,731 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Solution Income Portfolio - Service Class** | | | |
| **(continued)** | | | |
| Qualified XII (0.85) | 21,319.669 | $ 11.02 | $ 234,943 |
| Qualified XII (0.90) | 2,103.854 | 10.99 | 23,121 |
| Qualified XII (0.95) | 52,352.801 | 10.97 | 574,310 |
| Qualified XII (1.00) | 76,015.399 | 10.94 | 831,608 |
| Qualified XII (1.05) | 20,186.231 | 10.92 | 220,434 |
| Qualified XII (1.10) | 5,371.176 | 10.89 | 58,492 |
| Qualified XII (1.15) | 3,196.327 | 10.87 | 34,744 |
| Qualified XII (1.20) | 293.797 | 10.84 | 3,185 |
| Qualified XII (1.25) | 10,307.885 | 10.81 | 111,428 |
| Qualified XII (1.30) | 4.811 | 10.79 | 52 |
| Qualified XII (1.40) | 2,884.685 | 10.74 | 30,982 |
| Qualified XVI | 601.291 | 10.69 | 6,428 |
| Qualified XXI | 639.732 | 11.04 | 7,063 |
| Qualified XXVIII | 66.067 | 9.69 | 640 |
| Qualified XXXII | 1,178.048 | 10.81 | 12,735 |
| Qualified XXXIV | 20,297.887 | 9.63 | 195,469 |
| Qualified LIV | 465.446 | 11.17 | 5,199 |
| Qualified LVI | 54,632.582 | 11.36 | 620,626 |
| | 852,210.255 | | $ 9,377,787 |
| **ING T. Rowe Price Diversified Mid Cap Growth** | | | |
| **Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 30,082.844 | $ 10.40 | $ 312,862 |
| **ING T. Rowe Price Diversified Mid Cap Growth** | | | |
| **Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 86,939.064 | $ 11.10 | $ 965,024 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 1,142.429 | 10.87 | 12,418 |
| ING Custom Choice 65 | 112,757.786 | 11.86 | 1,337,307 |
| ING MAP PLUS NP8 | 1,354.303 | 10.00 | 13,543 |
| ING MAP PLUS NP12 | 2.683 | 9.92 | 27 |
| ING MAP PLUS NP17 | 1,556.700 | 9.82 | 15,287 |
| ING MAP PLUS NP18 | 1,119.710 | 9.80 | 10,973 |
| ING MAP PLUS NP20 | 55.124 | 9.76 | 538 |
| ING MAP PLUS NP25 | 69.518 | 9.66 | 672 |
| ING MAP PLUS NP26 | 1,527.496 | 9.64 | 14,725 |
| ING MAP PLUS NP28 | 4,375.277 | 9.61 | 42,046 |
| Qualified V | 1,268.538 | 10.78 | 13,675 |
| Qualified VI | 8,972,501.303 | 10.87 | 97,531,089 |
| Qualified VIII | 15,069.068 | 10.86 | 163,650 |
| Qualified X (1.15) | 493,207.944 | 10.92 | 5,385,831 |
| Qualified X (1.25) | 485,922.401 | 10.87 | 5,281,976 |
| Qualified XII (0.00) | 26,279.156 | 11.95 | 314,036 |
| Qualified XII (0.05) | 159,816.747 | 11.93 | 1,906,614 |
| Qualified XII (0.10) | 392.427 | 11.50 | 4,513 |
| Qualified XII (0.20) | 114,828.668 | 11.44 | 1,313,640 |
| Qualified XII (0.25) | 26,332.149 | 11.74 | 309,139 |
| Qualified XII (0.30) | 184,692.166 | 11.38 | 2,101,797 |
| Qualified XII (0.35) | 32,556.924 | 11.36 | 369,847 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Diversified Mid Cap Growth** | | | |
| **Portfolio - Initial Class (continued)** | | | |
| Qualified XII (0.40) | 115,093.971 | $ 11.33 | $ 1,304,015 |
| Qualified XII (0.45) | 946.317 | 11.30 | 10,693 |
| Qualified XII (0.50) | 645,672.668 | 11.64 | 7,515,630 |
| Qualified XII (0.55) | 215,175.090 | 11.25 | 2,420,720 |
| Qualified XII (0.60) | 143,812.966 | 11.22 | 1,613,581 |
| Qualified XII (0.65) | 954,280.218 | 11.19 | 10,678,396 |
| Qualified XII (0.70) | 244,910.581 | 11.42 | 2,796,879 |
| Qualified XII (0.75) | 304,508.519 | 11.38 | 3,465,307 |
| Qualified XII (0.80) | 817,391.305 | 11.47 | 9,375,478 |
| Qualified XII (0.85) | 906,218.736 | 11.45 | 10,376,205 |
| Qualified XII (0.90) | 73,973.962 | 11.41 | 844,043 |
| Qualified XII (0.95) | 915,364.102 | 11.03 | 10,096,466 |
| Qualified XII (1.00) | 2,362,841.086 | 11.36 | 26,841,875 |
| Qualified XII (1.05) | 134,669.279 | 10.97 | 1,477,322 |
| Qualified XII (1.10) | 251,334.351 | 11.30 | 2,840,078 |
| Qualified XII (1.15) | 176,871.377 | 11.26 | 1,991,572 |
| Qualified XII (1.20) | 63,514.012 | 11.22 | 712,627 |
| Qualified XII (1.25) | 151,793.930 | 11.20 | 1,700,092 |
| Qualified XII (1.30) | 8,265.343 | 11.17 | 92,324 |
| Qualified XII (1.35) | 12,832.712 | 10.81 | 138,722 |
| Qualified XII (1.40) | 50,939.359 | 11.38 | 579,690 |
| Qualified XII (1.45) | 4,546.376 | 10.76 | 48,919 |
| Qualified XII (1.50) | 13,852.182 | 10.73 | 148,634 |
| Qualified XV | 83,457.055 | 11.03 | 920,531 |
| Qualified XVI | 200,139.055 | 10.73 | 2,147,492 |
| Qualified XVII | 16,042.051 | 10.87 | 174,377 |
| Qualified XVIII | 28,020.374 | 10.87 | 304,581 |
| Qualified XXII | 95.224 | 11.30 | 1,076 |
| Qualified XXVI | 54,345.732 | 11.05 | 600,520 |
| Qualified XXVII | 4,255,986.391 | 11.07 | 47,113,769 |
| Qualified XXVIII | 608,046.270 | 11.08 | 6,737,153 |
| Qualified XXXII | 15,254.853 | 10.87 | 165,820 |
| Qualified XXXIV | 65,800.504 | 8.05 | 529,694 |
| Qualified XXXVI | 71,670.958 | 11.25 | 806,298 |
| Qualified XXXVIII | 185,935.979 | 8.13 | 1,511,660 |
| Qualified XLIII | 19,831.955 | 8.04 | 159,449 |
| Qualified LIV | 76,389.732 | 11.74 | 896,815 |
| Qualified LVI | 461,822.921 | 11.93 | 5,509,547 |
| | 25,435,415.077 | | $ 281,756,417 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 3,339.478 | $ 11.55 | $ 38,571 |
| ING MAP PLUS NP8 | 1,351.534 | 11.31 | 15,286 |
| ING MAP PLUS NP11 | 14,064.597 | 11.21 | 157,664 |
| ING MAP PLUS NP12 | 101.030 | 11.18 | 1,130 |
| ING MAP PLUS NP13 | 6,370.098 | 11.15 | 71,027 |
| ING MAP PLUS NP20 | 141.288 | 10.92 | 1,543 |
| ING MAP PLUS NP26 | 32.172 | 10.73 | 345 |
| Qualified VI | 6.638 | 8.02 | 53 |
| Qualified XII (1.00) | 10,097.962 | 8.19 | 82,702 |
| | 35,504.797 | | $ 368,321 |
| **ING T. Rowe Price Growth Equity Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 104,844.596 | $ 10.21 | $ 1,070,463 |
| **ING T. Rowe Price Growth Equity Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 99,789.503 | $8.33 to $13.98 | $ 1,244,944 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 2,956.900 | 11.46 | 33,886 |
| ING Custom Choice 65 | 7,184.050 | 11.57 | 83,119 |
| Qualified V | 1,637.476 | 20.91 | 34,240 |
| Qualified VI | 2,673,887.706 | 20.95 | 56,017,947 |
| Qualified VIII | 1,563.779 | 21.37 | 33,418 |
| Qualified X (1.15) | 156,449.510 | 23.82 | 3,726,627 |
| Qualified X (1.25) | 170,770.366 | 23.47 | 4,007,980 |
| Qualified XII (0.00) | 23,974.376 | 14.69 | 352,184 |
| Qualified XII (0.05) | 21,444.570 | 23.31 | 499,873 |
| Qualified XII (0.10) | 161.579 | 14.52 | 2,346 |
| Qualified XII (0.20) | 84,894.700 | 14.35 | 1,218,239 |
| Qualified XII (0.25) | 2,350.372 | 14.27 | 33,540 |
| Qualified XII (0.30) | 276,584.535 | 14.19 | 3,924,735 |
| Qualified XII (0.35) | 7,550.675 | 14.11 | 106,540 |
| Qualified XII (0.40) | 96,010.536 | 21.38 | 2,052,705 |
| Qualified XII (0.45) | 361.535 | 13.94 | 5,040 |
| Qualified XII (0.50) | 388,270.430 | 14.49 | 5,626,039 |
| Qualified XII (0.55) | 92,518.639 | 13.78 | 1,274,907 |
| Qualified XII (0.60) | 181,176.891 | 13.70 | 2,482,123 |
| Qualified XII (0.65) | 379,511.661 | 13.62 | 5,168,949 |
| Qualified XII (0.70) | 215,961.731 | 13.54 | 2,924,122 |
| Qualified XII (0.75) | 174,568.521 | 13.46 | 2,349,692 |
| Qualified XII (0.80) | 305,838.749 | 14.75 | 4,511,122 |
| Qualified XII (0.85) | 854,177.928 | 20.39 | 17,416,688 |
| Qualified XII (0.90) | 21,840.788 | 14.15 | 309,047 |
| Qualified XII (0.95) | 387,444.524 | 20.11 | 7,791,509 |
| Qualified XII (1.00) | 918,353.876 | 19.98 | 18,348,710 |
| Qualified XII (1.05) | 42,046.101 | 19.84 | 834,195 |
| Qualified XII (1.10) | 76,518.143 | 19.70 | 1,507,407 |
| Qualified XII (1.15) | 73,186.868 | 19.57 | 1,432,267 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Growth Equity Portfolio - Initial Class (continued)** | | | |
| Qualified XII (1.20) | 21,863.482 | $ 19.44 | $ 425,026 |
| Qualified XII (1.25) | 80,998.291 | 19.31 | 1,564,077 |
| Qualified XII (1.30) | 1,607.576 | 19.17 | 30,817 |
| Qualified XII (1.35) | 2,781.310 | 19.04 | 52,956 |
| Qualified XII (1.40) | 12,873.681 | 18.91 | 243,441 |
| Qualified XII (1.45) | 2,929.276 | 18.79 | 55,041 |
| Qualified XII (1.50) | 4,894.308 | 18.66 | 91,328 |
| Qualified XIII | 205.142 | 21.83 | 4,478 |
| Qualified XV | 6,143.419 | 21.79 | 133,865 |
| Qualified XVI | 89,105.087 | 20.30 | 1,808,833 |
| Qualified XVII | 10,110.671 | 20.95 | 211,819 |
| Qualified XVIII | 9,796.116 | 23.47 | 229,915 |
| Qualified XXI | 44,193.154 | 22.14 | 978,436 |
| Qualified XXII | 51.395 | 22.74 | 1,169 |
| Qualified XXVI | 10,777.951 | 21.64 | 233,235 |
| Qualified XXVII | 1,187,887.083 | 24.73 | 29,376,448 |
| Qualified XXVIII | 672,203.209 | 24.68 | 16,589,975 |
| Qualified XXXII | 7,773.965 | 11.57 | 89,945 |
| Qualified XXXIII (0.65) | 11,083.054 | 11.96 | 132,553 |
| Qualified XXXIV | 39,602.085 | 8.00 | 316,817 |
| Qualified XXXVI | 12,007.512 | 12.06 | 144,811 |
| Qualified XXXVIII | 78,944.833 | 8.08 | 637,874 |
| Qualified XLIII | 4,443.531 | 7.99 | 35,504 |
| Qualified LIV | 55,951.545 | 11.45 | 640,645 |
| Qualified LVI | 127,487.564 | 11.64 | 1,483,955 |
| | 10,234,702.258 | | $ 200,867,103 |
| **ING T. Rowe Price Growth Equity Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 5,730.886 | $ 11.62 | $ 66,593 |
| ING MAP PLUS NP5 | 4,310.693 | 11.48 | 49,487 |
| ING MAP PLUS NP9 | 5,719.351 | 11.35 | 64,915 |
| ING MAP PLUS NP10 | 17,281.967 | 11.32 | 195,632 |
| ING MAP PLUS NP11 | 22,178.339 | 11.28 | 250,172 |
| ING MAP PLUS NP13 | 648.227 | 11.22 | 7,273 |
| ING MAP PLUS NP15 | 32,005.100 | 11.15 | 356,857 |
| ING MAP PLUS NP17 | 7,974.130 | 11.08 | 88,353 |
| ING MAP PLUS NP19 | 504.307 | 11.02 | 5,557 |
| ING MAP PLUS NP21 | 1,552.783 | 10.95 | 17,003 |
| ING MAP PLUS NP22 | 1,077.288 | 10.92 | 11,764 |
| ING MAP PLUS NP24 | 381.959 | 10.86 | 4,148 |
| ING MAP PLUS NP25 | 3,474.930 | 10.83 | 37,633 |
| ING MAP PLUS NP26 | 6,349.704 | 10.79 | 68,513 |
| ING MAP PLUS NP27 | 497.425 | 10.76 | 5,352 |
| ING MAP PLUS NP28 | 15.763 | 10.73 | 169 |
| ING MAP PLUS NP30 | 3,029.920 | 10.67 | 32,329 |
| ING MAP PLUS NP32 | 698.747 | 10.60 | 7,407 |
| Qualified XII (1.00) | 26,346.364 | 12.48 | 328,803 |
| | 139,777.883 | | $ 1,597,960 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Templeton Foreign Equity Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 26,073.351 | $ 8.26 | $ 215,366 |
| | | | |
| **ING Templeton Foreign Equity Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 287,134.374 | $8.11 to $8.18 | $ 2,347,530 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 949.859 | 8.20 | 7,789 |
| ING Custom Choice 65 | 14,325.891 | 8.32 | 119,191 |
| Qualified V | 1,718.178 | 8.18 | 14,055 |
| Qualified VI | 2,683,422.528 | 8.20 | 22,004,065 |
| Qualified VIII | 25,249.948 | 8.20 | 207,050 |
| Qualified X (1.15) | 309,720.847 | 8.22 | 2,545,905 |
| Qualified X (1.25) | 203,607.012 | 8.20 | 1,669,577 |
| Qualified XII (0.00) | 7,800.206 | 8.38 | 65,366 |
| Qualified XII (0.05) | 40,449.410 | 8.32 | 336,539 |
| Qualified XII (0.10) | 228.450 | 8.37 | 1,912 |
| Qualified XII (0.20) | 39,235.968 | 8.35 | 327,620 |
| Qualified XII (0.25) | 5,403.272 | 8.35 | 45,117 |
| Qualified XII (0.30) | 68,724.452 | 8.34 | 573,162 |
| Qualified XII (0.35) | 5,041.163 | 8.33 | 41,993 |
| Qualified XII (0.40) | 21,185.695 | 8.32 | 176,265 |
| Qualified XII (0.45) | 146.743 | 8.32 | 1,221 |
| Qualified XII (0.50) | 237,632.437 | 8.31 | 1,974,726 |
| Qualified XII (0.55) | 71,936.187 | 8.30 | 597,070 |
| Qualified XII (0.60) | 21,905.613 | 8.30 | 181,817 |
| Qualified XII (0.65) | 628,073.572 | 8.29 | 5,206,730 |
| Qualified XII (0.70) | 227,496.905 | 8.28 | 1,883,674 |
| Qualified XII (0.75) | 108,189.903 | 8.27 | 894,730 |
| Qualified XII (0.80) | 345,735.973 | 8.27 | 2,859,236 |
| Qualified XII (0.85) | 523,033.040 | 8.26 | 4,320,253 |
| Qualified XII (0.90) | 33,495.573 | 8.25 | 276,338 |
| Qualified XII (0.95) | 323,240.626 | 8.24 | 2,663,503 |
| Qualified XII (1.00) | 1,174,934.114 | 8.24 | 9,681,457 |
| Qualified XII (1.05) | 39,786.479 | 8.23 | 327,443 |
| Qualified XII (1.10) | 64,765.532 | 8.22 | 532,373 |
| Qualified XII (1.15) | 57,156.426 | 8.22 | 469,826 |
| Qualified XII (1.20) | 9,053.670 | 8.21 | 74,331 |
| Qualified XII (1.25) | 47,068.530 | 8.20 | 385,962 |
| Qualified XII (1.30) | 836.000 | 8.19 | 6,847 |
| Qualified XII (1.35) | 920.321 | 8.19 | 7,537 |
| Qualified XII (1.40) | 14,037.165 | 8.18 | 114,824 |
| Qualified XII (1.45) | 2,731.137 | 8.17 | 22,313 |
| Qualified XII (1.50) | 4,406.692 | 8.17 | 36,003 |
| Qualified XV | 39,891.248 | 8.24 | 328,704 |
| Qualified XVI | 77,908.000 | 8.17 | 636,508 |
| Qualified XVII | 894.766 | 8.20 | 7,337 |
| Qualified XVIII | 10,530.032 | 8.20 | 86,346 |
| Qualified XXVI | 1,129.079 | 8.25 | 9,315 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Templeton Foreign Equity Portfolio - Initial Class (continued)** | | | |
| Qualified XXVII | 2,880,112.317 | $ 8.17 | $ 23,530,518 |
| Qualified XXVIII | 577,260.779 | 8.18 | 4,721,993 |
| Qualified XXXII | 45,067.672 | 8.20 | 369,555 |
| Qualified XXXIII (0.65) | 217.720 | 8.29 | 1,805 |
| Qualified XXXIV | 1,396.029 | 8.30 | 11,587 |
| Qualified XXXVI | 22,785.423 | 8.30 | 189,119 |
| Qualified XXXVIII | 74,448.016 | 8.38 | 623,874 |
| Qualified XLIII | 110.381 | 8.30 | 916 |
| Qualified LIV | 20,206.493 | 8.27 | 167,108 |
| Qualified LVI | 40,426.556 | 8.35 | 337,562 |
| | 11,443,164.402 | | $ 94,023,597 |
| **ING Templeton Foreign Equity Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 2,365.364 | $ 10.17 | $ 24,056 |
| ING MAP PLUS NP9 | 8.757 | 10.02 | 88 |
| ING MAP PLUS NP12 | 329.591 | 9.96 | 3,283 |
| ING MAP PLUS NP23 | 702.202 | 9.76 | 6,853 |
| ING MAP PLUS NP25 | 2,207.808 | 9.73 | 21,482 |
| ING MAP PLUS NP29 | 96.317 | 9.66 | 930 |
| ING MAP PLUS NP30 | 74.160 | 9.64 | 715 |
| | 5,784.199 | | $ 57,407 |
| **ING Thornburg Value Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 39,717.005 | $ 10.81 | $ 429,341 |
| **ING Thornburg Value Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 80,716.012 | $6.40 to $24.89 | $ 1,027,138 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 6,059.126 | 11.63 | 70,468 |
| Qualified V | 1,059.273 | 24.36 | 25,804 |
| Qualified VI | 800,348.265 | 24.89 | 19,920,668 |
| Qualified VIII | 3,294.748 | 21.38 | 70,442 |
| Qualified X (1.15) | 39,033.162 | 10.95 | 427,413 |
| Qualified X (1.25) | 106,394.223 | 10.82 | 1,151,185 |
| Qualified XII (0.00) | 5,703.873 | 12.66 | 72,211 |
| Qualified XII (0.05) | 11,045.330 | 27.69 | 305,845 |
| Qualified XII (0.10) | 1.600 | 12.51 | 20 |
| Qualified XII (0.20) | 32,734.677 | 12.37 | 404,928 |
| Qualified XII (0.25) | 372.554 | 12.30 | 4,582 |
| Qualified XII (0.30) | 63,288.272 | 12.23 | 774,016 |
| Qualified XII (0.35) | 2,173.406 | 12.15 | 26,407 |
| Qualified XII (0.40) | 11,385.423 | 17.74 | 201,977 |
| Qualified XII (0.45) | 3.913 | 12.01 | 47 |
| Qualified XII (0.50) | 72,926.091 | 12.67 | 923,974 |
| Qualified XII (0.55) | 58,345.140 | 11.88 | 693,140 |
| Qualified XII (0.60) | 16,986.335 | 11.81 | 200,609 |
| Qualified XII (0.65) | 160,005.946 | 11.74 | 1,878,470 |
| Qualified XII (0.70) | 60,123.215 | 11.67 | 701,638 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Thornburg Value Portfolio - Initial Class** **(continued)** | | | |
| Qualified XII (0.75) | 113,352.095 | $ 11.60 | $ 1,314,884 |
| Qualified XII (0.80) | 146,612.252 | 13.06 | 1,914,756 |
| Qualified XII (0.85) | 226,152.986 | 16.92 | 3,826,509 |
| Qualified XII (0.90) | 15,708.611 | 12.48 | 196,043 |
| Qualified XII (0.95) | 148,286.309 | 16.69 | 2,474,898 |
| Qualified XII (1.00) | 662,227.351 | 16.58 | 10,979,729 |
| Qualified XII (1.05) | 29,364.448 | 16.46 | 483,339 |
| Qualified XII (1.10) | 43,801.972 | 16.35 | 716,162 |
| Qualified XII (1.15) | 22,821.881 | 16.24 | 370,627 |
| Qualified XII (1.20) | 10,756.819 | 16.13 | 173,507 |
| Qualified XII (1.25) | 27,027.288 | 16.02 | 432,977 |
| Qualified XII (1.30) | 352.952 | 15.91 | 5,615 |
| Qualified XII (1.35) | 0.934 | 15.80 | 15 |
| Qualified XII (1.40) | 10,806.676 | 15.69 | 169,557 |
| Qualified XII (1.45) | 556.898 | 15.59 | 8,682 |
| Qualified XII (1.50) | 1,395.801 | 15.48 | 21,607 |
| Qualified XV | 12,487.937 | 25.88 | 323,188 |
| Qualified XVI | 18,034.059 | 24.11 | 434,801 |
| Qualified XVII | 180.871 | 24.89 | 4,502 |
| Qualified XVIII | 3,958.155 | 10.82 | 42,827 |
| Qualified XXVI | 2,273.817 | 25.71 | 58,460 |
| Qualified XXVII | 902,166.577 | 30.95 | 27,922,056 |
| Qualified XXVIII | 247,846.151 | 30.88 | 7,653,489 |
| Qualified XXXII | 2,275.165 | 12.03 | 27,370 |
| Qualified XXXIV | 32,085.995 | 8.23 | 264,068 |
| Qualified XXXVI | 9,569.903 | 10.59 | 101,345 |
| Qualified XXXVIII | 39,263.551 | 8.31 | 326,280 |
| Qualified XLIII | 355.653 | 8.22 | 2,923 |
| Qualified LIV | 23,577.839 | 11.51 | 271,381 |
| Qualified LVI | 34,561.162 | 11.70 | 404,366 |
| | 4,319,862.692 | | $ 89,806,945 |
| **ING UBS U.S. Large Cap Equity Portfolio - Adviser** **Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 8,733.765 | $ 8.82 | $ 77,032 |
| **ING UBS U.S. Large Cap Equity Portfolio - Initial** **Class** | | | |
| Currently payable annuity contracts: | 48,267.477 | $10.28 to $11.33 | $ 535,249 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 568.514 | 10.82 | 6,151 |
| ING Custom Choice 65 | 6,791.845 | 10.24 | 69,548 |
| Qualified V | 1,235.845 | 14.43 | 17,833 |
| Qualified VI | 2,057,275.925 | 14.83 | 30,509,402 |
| Qualified VII | 31,275.742 | 12.59 | 393,762 |
| Qualified VIII | 6,925.822 | 12.50 | 86,573 |
| Qualified IX | 2,600.365 | 12.67 | 32,947 |
| Qualified X (1.15) | 70,346.155 | 15.07 | 1,060,117 |
| Qualified X (1.25) | 170,885.892 | 14.83 | 2,534,238 |
| Qualified XII (0.00) | 7,558.729 | 10.77 | 81,408 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING UBS U.S. Large Cap Equity Portfolio - Initial Class (continued)** | | | |
| Qualified XII (0.05) | 15,978.402 | $ 16.50 | $ 263,644 |
| Qualified XII (0.10) | 106.159 | 10.65 | 1,131 |
| Qualified XII (0.20) | 38,712.351 | 10.52 | 407,254 |
| Qualified XII (0.25) | 15,593.679 | 10.46 | 163,110 |
| Qualified XII (0.30) | 56,552.135 | 10.40 | 588,142 |
| Qualified XII (0.35) | 7,142.381 | 10.34 | 73,852 |
| Qualified XII (0.40) | 5,265.330 | 10.34 | 54,444 |
| Qualified XII (0.45) | 724.930 | 10.22 | 7,409 |
| Qualified XII (0.50) | 126,740.009 | 10.69 | 1,354,851 |
| Qualified XII (0.55) | 51,208.377 | 10.10 | 517,205 |
| Qualified XII (0.60) | 23,900.200 | 10.05 | 240,197 |
| Qualified XII (0.65) | 169,455.252 | 9.99 | 1,692,858 |
| Qualified XII (0.70) | 98,232.464 | 9.93 | 975,448 |
| Qualified XII (0.75) | 102,821.846 | 9.87 | 1,014,852 |
| Qualified XII (0.80) | 208,616.581 | 10.86 | 2,265,576 |
| Qualified XII (0.85) | 405,969.806 | 9.86 | 4,002,862 |
| Qualified XII (0.90) | 19,449.826 | 10.46 | 203,445 |
| Qualified XII (0.95) | 287,225.305 | 9.73 | 2,794,702 |
| Qualified XII (1.00) | 422,603.100 | 9.66 | 4,082,346 |
| Qualified XII (1.05) | 18,782.638 | 9.59 | 180,125 |
| Qualified XII (1.10) | 27,530.492 | 9.53 | 262,366 |
| Qualified XII (1.15) | 57,434.163 | 9.46 | 543,327 |
| Qualified XII (1.20) | 6,558.087 | 9.40 | 61,646 |
| Qualified XII (1.25) | 27,971.354 | 9.34 | 261,252 |
| Qualified XII (1.35) | 734.672 | 9.21 | 6,766 |
| Qualified XII (1.40) | 14,316.400 | 9.15 | 130,995 |
| Qualified XII (1.45) | 1,475.413 | 9.08 | 13,397 |
| Qualified XII (1.50) | 199.573 | 9.02 | 1,800 |
| Qualified XIII | 445.984 | 15.45 | 6,890 |
| Qualified XV | 14,265.969 | 15.42 | 219,981 |
| Qualified XVI | 57,645.959 | 14.37 | 828,372 |
| Qualified XVII | 31,467.076 | 14.83 | 466,657 |
| Qualified XVIII | 10,217.473 | 14.83 | 151,525 |
| Qualified XIX | 2,538.634 | 9.79 | 24,853 |
| Qualified XX | 1,220.637 | 12.86 | 15,697 |
| Qualified XXVI | 3,184.169 | 15.32 | 48,781 |
| Qualified XXVII | 678,744.491 | 14.39 | 9,767,133 |
| Qualified XXVIII | 285,676.007 | 14.36 | 4,102,307 |
| Qualified XXX | 23,460.177 | 12.57 | 294,894 |
| Qualified XXXII | 52,682.645 | 11.07 | 583,197 |
| Qualified XXXIV | 17,309.638 | 7.51 | 129,995 |
| Qualified XXXVI | 26,243.061 | 10.34 | 271,353 |
| Qualified XXXVIII | 60,955.788 | 7.58 | 462,045 |
| Qualified XLIII | 243.109 | 7.50 | 1,823 |
| Qualified LIV | 32,056.717 | 10.13 | 324,735 |
| Qualified LVI | 111,107.194 | 10.30 | 1,144,404 |
| | 6,024,497.964 | | $ 76,336,872 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING UBS U.S. Large Cap Equity Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (1.00) | 1,194.000 | $ 8.54 | $ 10,197 |
| | | | |
| **ING Van Kampen Comstock Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 30,288.581 | $ 9.39 | $ 284,410 |
| | | | |
| **ING Van Kampen Comstock Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 124,969.676 | $9.95 to $11.16 | $ 1,377,973 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 5,582.852 | 10.42 | 58,173 |
| ING Custom Choice 65 | 3,951.333 | 9.76 | 38,565 |
| ING MAP PLUS NP4 | 12,954.288 | 10.75 | 139,259 |
| ING MAP PLUS NP9 | 6,285.049 | 10.59 | 66,559 |
| ING MAP PLUS NP10 | 5,469.369 | 10.56 | 57,757 |
| ING MAP PLUS NP11 | 58,940.840 | 10.53 | 620,647 |
| ING MAP PLUS NP14 | 21.905 | 10.44 | 229 |
| ING MAP PLUS NP15 | 22,303.380 | 10.41 | 232,178 |
| ING MAP PLUS NP17 | 15,544.245 | 10.35 | 160,883 |
| ING MAP PLUS NP18 | 654.232 | 10.32 | 6,752 |
| ING MAP PLUS NP19 | 2,648.440 | 10.29 | 27,252 |
| ING MAP PLUS NP20 | 209.086 | 10.26 | 2,145 |
| ING MAP PLUS NP21 | 771.729 | 10.23 | 7,895 |
| ING MAP PLUS NP22 | 857.726 | 10.20 | 8,749 |
| ING MAP PLUS NP23 | 13,401.595 | 10.17 | 136,294 |
| ING MAP PLUS NP24 | 1,806.747 | 10.14 | 18,320 |
| ING MAP PLUS NP26 | 86.524 | 10.08 | 872 |
| ING MAP PLUS NP28 | 8,633.393 | 10.02 | 86,507 |
| ING MAP PLUS NP29 | 773.178 | 9.99 | 7,724 |
| ING MAP PLUS NP30 | 1,008.857 | 9.96 | 10,048 |
| ING MAP PLUS NP32 | 38.153 | 9.90 | 378 |
| Qualified V | 332.718 | 10.88 | 3,620 |
| Qualified VI | 1,075,762.705 | 11.02 | 11,854,905 |
| Qualified X (1.15) | 40,516.205 | 11.10 | 449,730 |
| Qualified X (1.25) | 168,227.755 | 11.02 | 1,853,870 |
| Qualified XII (0.00) | 7,922.275 | 12.13 | 96,097 |
| Qualified XII (0.10) | 114.346 | 12.04 | 1,377 |
| Qualified XII (0.30) | 21,202.567 | 11.85 | 251,250 |
| Qualified XII (0.35) | 406.413 | 11.81 | 4,800 |
| Qualified XII (0.40) | 12,922.448 | 11.76 | 151,968 |
| Qualified XII (0.50) | 123,761.323 | 11.67 | 1,444,295 |
| Qualified XII (0.55) | 34,921.316 | 11.63 | 406,135 |
| Qualified XII (0.60) | 15,033.624 | 11.58 | 174,089 |
| Qualified XII (0.65) | 205,954.698 | 11.54 | 2,376,717 |
| Qualified XII (0.70) | 38,133.291 | 11.50 | 438,533 |
| Qualified XII (0.75) | 316,125.384 | 11.45 | 3,619,636 |
| Qualified XII (0.80) | 79,565.751 | 11.41 | 907,845 |
| Qualified XII (0.85) | 143,052.934 | 11.36 | 1,625,081 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Van Kampen Comstock Portfolio - Service Class (continued)** | | | |
| Qualified XII (0.90) | 51,499.889 | 11.32 | 582,979 |
| Qualified XII (0.95) | 128,228.846 | 11.28 | 1,446,421 |
| Qualified XII (1.00) | 617,333.776 | 11.23 | 6,932,658 |
| Qualified XII (1.05) | 17,849.987 | 11.19 | 199,741 |
| Qualified XII (1.10) | 30,612.892 | 11.15 | 341,334 |
| Qualified XII (1.15) | 25,133.708 | 11.10 | 278,984 |
| Qualified XII (1.20) | 13,994.043 | 11.06 | 154,774 |
| Qualified XII (1.25) | 66,761.114 | 11.02 | 735,707 |
| Qualified XII (1.30) | 165.960 | 10.98 | 1,822 |
| Qualified XII (1.35) | 714.984 | 10.93 | 7,815 |
| Qualified XII (1.40) | 3,264.911 | 10.89 | 35,555 |
| Qualified XII (1.45) | 2,470.358 | 10.85 | 26,803 |
| Qualified XV | 1,966.990 | 11.28 | 22,188 |
| Qualified XVI | 27,631.575 | 10.81 | 298,697 |
| Qualified XVII | 1,326.242 | 11.02 | 14,615 |
| Qualified XVIII | 4,458.639 | 11.23 | 50,071 |
| Qualified XXVI | 1,318.764 | 11.32 | 14,928 |
| Qualified XXVII | 766,795.175 | 13.12 | 10,060,353 |
| Qualified XXXII | 3,664.914 | 10.84 | 39,728 |
| Qualified XXXIII (0.65) | 18,348.060 | 11.73 | 215,223 |
| Qualified XXXIV | 1,507.205 | 7.71 | 11,621 |
| Qualified XXXVIII | 50,779.796 | 7.78 | 395,067 |
| Qualified XLIII | 2,013.248 | 7.70 | 15,502 |
| Qualified LIV | 50,822.906 | 9.65 | 490,441 |
| Qualified LVI | 18,890.276 | 9.81 | 185,314 |
| | 4,478,422.608 | | $ 51,283,448 |
| **ING Van Kampen Equity and Income Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 45,544.206 | $ 10.80 | $ 491,877 |
| **ING Van Kampen Equity and Income Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 316,291.777 | $10.80 to $11.33 | $ 3,569,971 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 12,153.273 | 11.82 | 143,652 |
| Qualified V | 3,491.317 | 11.06 | 38,614 |
| Qualified VI | 7,021,737.085 | 11.15 | 78,292,368 |
| Qualified VIII | 8,819.498 | 11.15 | 98,337 |
| Qualified X (1.15) | 467,664.239 | 11.20 | 5,237,839 |
| Qualified X (1.25) | 613,905.309 | 11.15 | 6,845,044 |
| Qualified XII (0.00) | 29,674.500 | 11.85 | 351,643 |
| Qualified XII (0.05) | 120,282.510 | 12.30 | 1,479,475 |
| Qualified XII (0.10) | 606.924 | 11.80 | 7,162 |
| Qualified XII (0.20) | 191,941.147 | 11.74 | 2,253,389 |
| Qualified XII (0.25) | 13,635.253 | 12.09 | 164,850 |
| Qualified XII (0.30) | 955,201.361 | 11.68 | 11,156,752 |
| Qualified XII (0.35) | 13,962.314 | 12.03 | 167,967 |
| Qualified XII (0.40) | 68,991.932 | 11.62 | 801,686 |
| Qualified XII (0.45) | 131.266 | 11.60 | 1,523 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Van Kampen Equity and Income Portfolio -** | | | |
| **Initial Class (continued)** | | | |
| Qualified XII (0.50) | 580,703.078 | $ 11.99 | $ 6,962,630 |
| Qualified XII (0.55) | 180,677.396 | 11.54 | 2,085,017 |
| Qualified XII (0.60) | 223,774.954 | 11.51 | 2,575,650 |
| Qualified XII (0.65) | 929,226.141 | 11.48 | 10,667,516 |
| Qualified XII (0.70) | 282,864.586 | 11.45 | 3,238,800 |
| Qualified XII (0.75) | 546,166.985 | 11.72 | 6,401,077 |
| Qualified XII (0.80) | 787,963.571 | 11.81 | 9,305,850 |
| Qualified XII (0.85) | 683,721.693 | 11.37 | 7,773,916 |
| Qualified XII (0.90) | 51,756.613 | 11.75 | 608,140 |
| Qualified XII (0.95) | 994,240.261 | 11.73 | 11,662,438 |
| Qualified XII (1.00) | 2,597,190.435 | 11.70 | 30,387,128 |
| Qualified XII (1.05) | 253,893.093 | 11.67 | 2,962,932 |
| Qualified XII (1.10) | 280,976.487 | 11.64 | 3,270,566 |
| Qualified XII (1.15) | 146,129.425 | 11.60 | 1,695,101 |
| Qualified XII (1.20) | 95,097.837 | 11.18 | 1,063,194 |
| Qualified XII (1.25) | 290,160.379 | 11.54 | 3,348,451 |
| Qualified XII (1.30) | 12,772.666 | 11.51 | 147,013 |
| Qualified XII (1.35) | 4,654.395 | 11.10 | 51,664 |
| Qualified XII (1.40) | 41,533.444 | 11.07 | 459,775 |
| Qualified XII (1.45) | 14,367.803 | 11.04 | 158,621 |
| Qualified XII (1.50) | 5,770.312 | 11.01 | 63,531 |
| Qualified XV | 19,506.387 | 11.32 | 220,812 |
| Qualified XVI | 181,972.550 | 11.01 | 2,003,518 |
| Qualified XVII | 1,204.444 | 11.15 | 13,430 |
| Qualified XVIII | 21,796.273 | 11.15 | 243,028 |
| Qualified XXI | 220,683.404 | 11.40 | 2,515,791 |
| Qualified XXVI | 18,007.086 | 11.34 | 204,200 |
| Qualified XXVII | 1,318,431.614 | 11.31 | 14,911,462 |
| Qualified XXXII | 15,281.651 | 11.15 | 170,390 |
| Qualified XXXIII (0.65) | 25,214.051 | 11.48 | 289,457 |
| Qualified XXXIV | 75,092.583 | 9.12 | 684,844 |
| Qualified XXXVI | 31,411.778 | 11.54 | 362,492 |
| Qualified XXXVIII | 97,347.409 | 9.21 | 896,570 |
| Qualified XLIII | 6,284.183 | 9.11 | 57,249 |
| Qualified LIV | 70,595.014 | 11.70 | 825,962 |
| Qualified LVI | 158,121.922 | 11.89 | 1,880,070 |
| | 21,103,081.608 | | $ 240,778,557 |
| **ING Van Kampen Equity and Income Portfolio -** | | | |
| **Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 0.038 | $ 35.54 | $ 1 |
| Qualified XII (1.00) | 4,105.261 | 36.27 | 148,898 |
| | 4,105.299 | | $ 148,899 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Growth and Income Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP9 | 4,381.045 | $        13.64 | $        59,757 |
| ING MAP PLUS NP11 | 118.213 | 13.63 | 1,611 |
| ING MAP PLUS NP13 | 368.461 | 13.62 | 5,018 |
| ING MAP PLUS NP15 | 562.093 | 13.60 | 7,644 |
| ING MAP PLUS NP21 | 74.784 | 13.56 | 1,014 |
| ING MAP PLUS NP23 | 438.685 | 13.55 | 5,944 |
| ING MAP PLUS NP24 | 98.405 | 13.55 | 1,333 |
| ING MAP PLUS NP25 | 1,741.622 | 13.54 | 23,582 |
| ING MAP PLUS NP26 | 154.497 | 13.53 | 2,090 |
| ING MAP PLUS NP28 | 65.913 | 13.52 | 891 |
| ING MAP PLUS NP29 | 497.885 | 13.51 | 6,726 |
| ING MAP PLUS NP30 | 324.272 | 13.51 | 4,381 |
| ING MAP PLUS NP32 | 634.477 | 13.49 | 8,559 |
| | 9,460.352 | | $        128,550 |
| **ING Strategic Allocation Conservative Portfolio -** | | | |
| **Class I** | | | |
| Currently payable annuity contracts: | 59,480.075 | $10.29 to $17.13 | $        685,756 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 57.526 | 10.95 | 630 |
| ING Custom Choice 65 | 276.500 | 10.75 | 2,972 |
| ING MAP PLUS NP1 | 8,559.263 | 11.30 | 96,720 |
| ING MAP PLUS NP4 | 3,861.105 | 11.20 | 43,244 |
| ING MAP PLUS NP6 | 15,356.524 | 11.13 | 170,918 |
| ING MAP PLUS NP9 | 14,470.040 | 11.03 | 159,605 |
| ING MAP PLUS NP10 | 2,869.455 | 11.00 | 31,564 |
| ING MAP PLUS NP11 | 1,337.695 | 10.97 | 14,675 |
| ING MAP PLUS NP13 | 15,403.509 | 10.90 | 167,898 |
| ING MAP PLUS NP14 | 557.246 | 10.87 | 6,057 |
| ING MAP PLUS NP15 | 36,010.398 | 10.84 | 390,353 |
| ING MAP PLUS NP17 | 4,262.409 | 10.77 | 45,906 |
| ING MAP PLUS NP18 | 12,103.368 | 10.74 | 129,990 |
| ING MAP PLUS NP19 | 6,754.629 | 10.71 | 72,342 |
| ING MAP PLUS NP20 | 1,219.752 | 10.68 | 13,027 |
| ING MAP PLUS NP21 | 2,159.387 | 10.65 | 22,997 |
| ING MAP PLUS NP22 | 3,510.420 | 10.62 | 37,281 |
| ING MAP PLUS NP23 | 2,497.276 | 10.59 | 26,446 |
| ING MAP PLUS NP25 | 25,040.500 | 10.52 | 263,426 |
| ING MAP PLUS NP26 | 3,205.145 | 10.49 | 33,622 |
| ING MAP PLUS NP28 | 23,985.187 | 10.43 | 250,166 |
| ING MAP PLUS NP29 | 970.419 | 10.40 | 10,092 |
| Qualified V | 221.325 | 16.74 | 3,705 |
| Qualified VI | 403,275.909 | 17.13 | 6,908,116 |
| Qualified X (1.15) | 45,770.710 | 17.46 | 799,157 |
| Qualified X (1.25) | 43,030.194 | 17.21 | 740,550 |
| Qualified XII (0.00) | 6,373.831 | 13.94 | 88,851 |
| Qualified XII (0.05) | 12,154.848 | 19.06 | 231,671 |
| Qualified XII (0.10) | 8.967 | 13.77 | 123 |
| Qualified XII (0.20) | 32.261 | 13.62 | 439 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Strategic Allocation Conservative Portfolio -** | | | |
| **Class I (continued)** | | | |
| Qualified XII (0.25) | 523.699 | $ 13.54 | $ 7,091 |
| Qualified XII (0.30) | 31,602.762 | 13.46 | 425,373 |
| Qualified XII (0.35) | 220.478 | 13.38 | 2,950 |
| Qualified XII (0.40) | 32,861.411 | 17.31 | 568,831 |
| Qualified XII (0.45) | 20.562 | 13.23 | 272 |
| Qualified XII (0.50) | 70,545.682 | 13.44 | 948,134 |
| Qualified XII (0.55) | 14,706.468 | 13.07 | 192,214 |
| Qualified XII (0.60) | 25,124.992 | 13.00 | 326,625 |
| Qualified XII (0.65) | 10,350.062 | 12.92 | 133,723 |
| Qualified XII (0.70) | 30,448.033 | 12.85 | 391,257 |
| Qualified XII (0.75) | 103,068.180 | 12.77 | 1,316,181 |
| Qualified XII (0.80) | 58,550.150 | 13.17 | 771,105 |
| Qualified XII (0.85) | 58,985.400 | 16.51 | 973,849 |
| Qualified XII (0.90) | 7,253.507 | 12.94 | 93,860 |
| Qualified XII (0.95) | 85,627.835 | 16.28 | 1,394,021 |
| Qualified XII (1.00) | 258,448.374 | 16.17 | 4,179,110 |
| Qualified XII (1.05) | 19,680.042 | 16.06 | 316,061 |
| Qualified XII (1.10) | 43,410.197 | 15.95 | 692,393 |
| Qualified XII (1.15) | 26,909.496 | 15.84 | 426,246 |
| Qualified XII (1.20) | 5,581.018 | 15.74 | 87,845 |
| Qualified XII (1.25) | 34,080.383 | 15.63 | 532,676 |
| Qualified XII (1.30) | 484.666 | 15.52 | 7,522 |
| Qualified XII (1.35) | 23.796 | 15.42 | 367 |
| Qualified XII (1.40) | 13,469.683 | 15.31 | 206,221 |
| Qualified XII (1.45) | 1,703.151 | 15.21 | 25,905 |
| Qualified XII (1.50) | 246.058 | 15.11 | 3,718 |
| Qualified XV | 1,402.976 | 17.82 | 25,001 |
| Qualified XVI | 13,842.002 | 16.60 | 229,777 |
| Qualified XVII | 12,250.145 | 17.90 | 219,278 |
| Qualified XVIII | 23,289.378 | 17.98 | 418,743 |
| Qualified XXVI | 895.807 | 17.94 | 16,071 |
| Qualified XXVII | 82,621.281 | 17.53 | 1,448,351 |
| Qualified XXVIII | 28,713.021 | 17.49 | 502,191 |
| Qualified XXXII | 1,981.425 | 10.93 | 21,657 |
| Qualified XXXIII (0.65) | 6,032.217 | 11.93 | 71,964 |
| Qualified XXXIV | 8,880.633 | 8.92 | 79,215 |
| Qualified XXXVI | 6,310.229 | 12.04 | 75,975 |
| Qualified XXXVIII | 2,024.711 | 9.01 | 18,243 |
| Qualified LIV | 5,636.783 | 10.64 | 59,975 |
| Qualified LVI | 60,497.710 | 10.83 | 655,190 |
| | 1,943,120.276 | | $ 29,313,480 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Strategic Allocation Growth Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 62,477.757 | $8.90 to $11.59 | $    690,433 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 4,943.873 | 10.34 | 51,120 |
| ING MAP PLUS NP1 | 12,613.175 | 11.00 | 138,745 |
| ING MAP PLUS NP4 | 68,130.163 | 10.91 | 743,300 |
| ING MAP PLUS NP6 | 34,206.556 | 10.84 | 370,799 |
| ING MAP PLUS NP9 | 48,546.865 | 10.75 | 521,879 |
| ING MAP PLUS NP10 | 2,027.768 | 10.71 | 21,717 |
| ING MAP PLUS NP11 | 8,728.757 | 10.68 | 93,223 |
| ING MAP PLUS NP12 | 3.366 | 10.65 | 36 |
| ING MAP PLUS NP13 | 26,568.904 | 10.62 | 282,162 |
| ING MAP PLUS NP14 | 940.331 | 10.59 | 9,958 |
| ING MAP PLUS NP15 | 45,694.270 | 10.56 | 482,531 |
| ING MAP PLUS NP17 | 31,267.471 | 10.50 | 328,308 |
| ING MAP PLUS NP18 | 190.229 | 10.46 | 1,990 |
| ING MAP PLUS NP19 | 6,552.424 | 10.43 | 68,342 |
| ING MAP PLUS NP20 | 12,450.674 | 10.40 | 129,487 |
| ING MAP PLUS NP21 | 15,993.633 | 10.37 | 165,854 |
| ING MAP PLUS NP22 | 1,387.116 | 10.34 | 14,343 |
| ING MAP PLUS NP23 | 654.868 | 10.31 | 6,752 |
| ING MAP PLUS NP24 | 198.745 | 10.28 | 2,043 |
| ING MAP PLUS NP25 | 17,594.387 | 10.25 | 180,342 |
| ING MAP PLUS NP26 | 1,660.690 | 10.22 | 16,972 |
| ING MAP PLUS NP28 | 40,574.570 | 10.16 | 412,238 |
| ING MAP PLUS NP29 | 23.858 | 10.13 | 242 |
| ING MAP PLUS NP30 | 244.135 | 10.10 | 2,466 |
| Qualified V | 1,076.158 | 16.51 | 17,767 |
| Qualified VI | 1,240,398.805 | 16.90 | 20,962,740 |
| Qualified VIII | 8.582 | 16.88 | 145 |
| Qualified X (1.15) | 108,071.562 | 17.63 | 1,905,302 |
| Qualified X (1.25) | 68,406.549 | 17.38 | 1,188,906 |
| Qualified XII (0.00) | 5,281.017 | 11.65 | 61,524 |
| Qualified XII (0.05) | 5,749.276 | 18.80 | 108,086 |
| Qualified XII (0.20) | 371.557 | 11.38 | 4,228 |
| Qualified XII (0.25) | 1,364.314 | 11.32 | 15,444 |
| Qualified XII (0.30) | 39,375.734 | 11.25 | 442,977 |
| Qualified XII (0.35) | 1,090.361 | 11.18 | 12,190 |
| Qualified XII (0.40) | 15,332.764 | 16.45 | 252,224 |
| Qualified XII (0.50) | 232,238.250 | 11.37 | 2,640,549 |
| Qualified XII (0.55) | 93,456.194 | 10.93 | 1,021,476 |
| Qualified XII (0.60) | 72,186.890 | 10.86 | 783,950 |
| Qualified XII (0.65) | 42,305.793 | 10.80 | 456,903 |
| Qualified XII (0.70) | 76,887.003 | 10.74 | 825,766 |
| Qualified XII (0.75) | 127,112.819 | 10.68 | 1,357,565 |
| Qualified XII (0.80) | 99,917.942 | 11.29 | 1,128,074 |
| Qualified XII (0.85) | 140,890.919 | 15.69 | 2,210,579 |
| Qualified XII (0.90) | 23,920.806 | 11.00 | 263,129 |
| Qualified XII (0.95) | 155,921.348 | 15.47 | 2,412,103 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Strategic Allocation Growth Portfolio - Class I (continued)** | | | |
| Qualified XII (1.00) | 416,480.140 | $ 15.37 | $ 6,401,300 |
| Qualified XII (1.05) | 61,867.077 | 15.26 | 944,092 |
| Qualified XII (1.10) | 76,717.633 | 15.16 | 1,163,039 |
| Qualified XII (1.15) | 68,920.879 | 15.06 | 1,037,948 |
| Qualified XII (1.20) | 10,598.863 | 14.95 | 158,453 |
| Qualified XII (1.25) | 50,096.667 | 14.85 | 743,936 |
| Qualified XII (1.30) | 56.594 | 14.75 | 835 |
| Qualified XII (1.35) | 400.250 | 14.65 | 5,864 |
| Qualified XII (1.40) | 18,825.018 | 14.55 | 273,904 |
| Qualified XII (1.45) | 785.879 | 14.45 | 11,356 |
| Qualified XII (1.50) | 1,761.534 | 14.35 | 25,278 |
| Qualified XIII | 618.753 | 17.60 | 10,890 |
| Qualified XV | 4,822.482 | 17.57 | 84,731 |
| Qualified XVI | 33,403.612 | 16.37 | 546,817 |
| Qualified XVIII | 2,556.186 | 18.16 | 46,420 |
| Qualified XXII | 1,446.182 | 18.34 | 26,523 |
| Qualified XXVI | 481.122 | 17.69 | 8,511 |
| Qualified XXVII | 151,290.478 | 17.29 | 2,615,812 |
| Qualified XXVIII | 128,772.561 | 17.25 | 2,221,327 |
| Qualified XXXII | 6,826.991 | 10.83 | 73,936 |
| Qualified XXXIII (0.65) | 2,421.904 | 11.28 | 27,319 |
| Qualified XXXIV | 34,652.319 | 7.84 | 271,674 |
| Qualified XXXVI | 7,942.641 | 11.38 | 90,387 |
| Qualified XXXVIII | 21,181.096 | 7.91 | 167,542 |
| Qualified XLIII | 80.280 | 7.83 | 629 |
| Qualified LIV | 20,023.508 | 10.24 | 205,041 |
| Qualified LVI | 36,700.344 | 10.42 | 382,418 |
| | 4,154,770.221 | | $ 60,352,891 |
| **ING Strategic Allocation Moderate Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 93,017.107 | $9.69 to $11.96 | $ 1,035,201 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 696.234 | 10.54 | 7,338 |
| ING MAP PLUS NP1 | 11,371.280 | 11.15 | 126,790 |
| ING MAP PLUS NP4 | 12,006.045 | 11.05 | 132,667 |
| ING MAP PLUS NP6 | 98,850.512 | 10.99 | 1,086,367 |
| ING MAP PLUS NP9 | 34,976.205 | 10.89 | 380,891 |
| ING MAP PLUS NP10 | 1,167.272 | 10.86 | 12,677 |
| ING MAP PLUS NP11 | 37,759.230 | 10.83 | 408,932 |
| ING MAP PLUS NP12 | 41,872.099 | 10.80 | 452,219 |
| ING MAP PLUS NP13 | 42,263.450 | 10.76 | 454,755 |
| ING MAP PLUS NP14 | 2,194.337 | 10.73 | 23,545 |
| ING MAP PLUS NP15 | 52,439.080 | 10.70 | 561,098 |
| ING MAP PLUS NP17 | 51,711.132 | 10.64 | 550,206 |
| ING MAP PLUS NP18 | 3,793.859 | 10.61 | 40,253 |
| ING MAP PLUS NP19 | 22,648.370 | 10.58 | 239,620 |
| ING MAP PLUS NP20 | 5,960.390 | 10.54 | 62,823 |
| ING MAP PLUS NP21 | 4,004.212 | 10.51 | 42,084 |
| ING MAP PLUS NP22 | 15,320.592 | 10.48 | 160,560 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Strategic Allocation Moderate Portfolio - Class I (continued)** | | | |
| ING MAP PLUS NP23 | 4,572.142 | $ 10.45 | $ 47,779 |
| ING MAP PLUS NP25 | 12,723.157 | 10.39 | 132,194 |
| ING MAP PLUS NP26 | 17,614.153 | 10.36 | 182,483 |
| ING MAP PLUS NP28 | 18,510.273 | 10.30 | 190,656 |
| ING MAP PLUS NP29 | 1,464.320 | 10.27 | 15,039 |
| ING MAP PLUS NP30 | 250.580 | 10.24 | 2,566 |
| Qualified V | 977.974 | 16.42 | 16,058 |
| Qualified VI | 998,232.356 | 16.81 | 16,780,286 |
| Qualified VIII | 365.363 | 16.79 | 6,134 |
| Qualified X (1.15) | 65,329.152 | 17.45 | 1,139,994 |
| Qualified X (1.25) | 61,258.388 | 17.20 | 1,053,644 |
| Qualified XII (0.00) | 1,789.606 | 12.53 | 22,424 |
| Qualified XII (0.05) | 3,498.491 | 18.68 | 65,352 |
| Qualified XII (0.20) | 154.642 | 12.24 | 1,893 |
| Qualified XII (0.25) | 6,622.588 | 12.17 | 80,597 |
| Qualified XII (0.30) | 55,566.074 | 12.10 | 672,349 |
| Qualified XII (0.35) | 3,161.973 | 12.03 | 38,039 |
| Qualified XII (0.40) | 55,554.388 | 16.63 | 923,869 |
| Qualified XII (0.45) | 33.553 | 11.89 | 399 |
| Qualified XII (0.50) | 205,319.901 | 12.17 | 2,498,743 |
| Qualified XII (0.55) | 291,512.384 | 11.76 | 3,428,186 |
| Qualified XII (0.60) | 105,791.642 | 11.69 | 1,236,704 |
| Qualified XII (0.65) | 83,556.995 | 11.62 | 970,932 |
| Qualified XII (0.70) | 84,891.963 | 11.55 | 980,502 |
| Qualified XII (0.75) | 163,277.086 | 11.49 | 1,876,054 |
| Qualified XII (0.80) | 92,276.639 | 12.04 | 1,111,011 |
| Qualified XII (0.85) | 87,162.221 | 15.86 | 1,382,393 |
| Qualified XII (0.90) | 18,736.778 | 11.75 | 220,157 |
| Qualified XII (0.95) | 154,711.581 | 15.64 | 2,419,689 |
| Qualified XII (1.00) | 216,269.060 | 15.54 | 3,360,821 |
| Qualified XII (1.05) | 41,239.749 | 15.43 | 636,329 |
| Qualified XII (1.10) | 86,224.877 | 15.33 | 1,321,827 |
| Qualified XII (1.15) | 78,726.350 | 15.22 | 1,198,215 |
| Qualified XII (1.20) | 16,475.636 | 15.12 | 249,112 |
| Qualified XII (1.25) | 71,489.812 | 15.02 | 1,073,777 |
| Qualified XII (1.35) | 24.502 | 14.81 | 363 |
| Qualified XII (1.40) | 29,350.865 | 14.71 | 431,751 |
| Qualified XII (1.45) | 780.472 | 14.61 | 11,403 |
| Qualified XII (1.50) | 1,641.040 | 14.51 | 23,811 |
| Qualified XIII | 630.556 | 17.51 | 11,041 |
| Qualified XV | 3,614.839 | 17.48 | 63,187 |
| Qualified XVI | 23,002.064 | 16.28 | 374,474 |
| Qualified XVIII | 3,307.384 | 17.98 | 59,467 |
| Qualified XXII | 509.059 | 18.24 | 9,285 |
| Qualified XXVII | 118,726.355 | 17.20 | 2,042,093 |
| Qualified XXVIII | 61,363.571 | 17.16 | 1,052,999 |
| Qualified XXXII | 3,125.088 | 10.89 | 34,032 |
| Qualified XXXIII (0.65) | 1,180.450 | 11.59 | 13,681 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Strategic Allocation Moderate Portfolio - Class I** **(continued)** | | | |
| Qualified XXXIV | 22,666.235 | $ 8.34 | $ 189,036 |
| Qualified XXXVI | 5,771.885 | 11.70 | 67,531 |
| Qualified XXXVIII | 13,435.608 | 8.41 | 112,993 |
| Qualified LIV | 7,505.723 | 10.43 | 78,285 |
| Qualified LVI | 34,863.595 | 10.62 | 370,251 |
| | 3,968,892.544 | | $ 56,059,916 |
| | | | |
| **ING Growth and Income Portfolio - Class A** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 46,719.503 | $ 8.62 | $ 402,722 |
| | | | |
| **ING Growth and Income Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 1,292,571.205 | $10.40 to $276.06 | $ 87,856,051 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 5,313.308 | 11.10 | 58,978 |
| ING Custom Choice 65 | 114,228.371 | 10.97 | 1,253,085 |
| Qualified I | 26,992.385 | 266.95 | 7,205,617 |
| Qualified V | 788.993 | 20.20 | 15,938 |
| Qualified VI | 21,593,138.898 | 20.60 | 444,818,661 |
| Qualified VII | 2,021,218.779 | 19.55 | 39,514,827 |
| Qualified VIII | 14,411.100 | 19.11 | 275,396 |
| Qualified IX | 4,828.374 | 20.23 | 97,678 |
| Qualified X (1.15) | 999,125.377 | 20.94 | 20,921,685 |
| Qualified X (1.25) | 3,148,270.523 | 20.60 | 64,854,373 |
| Qualified XII (0.00) | 72,289.321 | 9.59 | 693,255 |
| Qualified XII (0.05) | 105,707.114 | 22.90 | 2,420,693 |
| Qualified XII (0.10) | 185.778 | 9.48 | 1,761 |
| Qualified XII (0.20) | 121,490.020 | 9.37 | 1,138,361 |
| Qualified XII (0.25) | 125,288.929 | 9.32 | 1,167,693 |
| Qualified XII (0.30) | 579,333.641 | 9.26 | 5,364,630 |
| Qualified XII (0.35) | 77,119.415 | 9.21 | 710,270 |
| Qualified XII (0.40) | 34,970.614 | 15.10 | 528,056 |
| Qualified XII (0.45) | 2,709.988 | 9.10 | 24,661 |
| Qualified XII (0.50) | 975,696.516 | 9.51 | 9,278,874 |
| Qualified XII (0.55) | 557,782.406 | 9.00 | 5,020,042 |
| Qualified XII (0.60) | 524,546.007 | 8.94 | 4,689,441 |
| Qualified XII (0.65) | 1,184,794.890 | 8.89 | 10,532,827 |
| Qualified XII (0.70) | 549,967.890 | 8.84 | 4,861,716 |
| Qualified XII (0.75) | 1,179,195.969 | 8.79 | 10,365,133 |
| Qualified XII (0.80) | 2,776,009.656 | 9.58 | 26,594,173 |
| Qualified XII (0.85) | 2,711,135.186 | 14.39 | 39,013,235 |
| Qualified XII (0.90) | 266,124.511 | 9.22 | 2,453,668 |
| Qualified XII (0.95) | 1,839,331.597 | 14.20 | 26,118,509 |
| Qualified XII (1.00) | 3,375,353.492 | 14.10 | 47,592,484 |
| Qualified XII (1.05) | 169,607.584 | 14.01 | 2,376,202 |
| Qualified XII (1.10) | 226,888.560 | 13.91 | 3,156,020 |
| Qualified XII (1.15) | 603,770.851 | 13.82 | 8,344,113 |
| Qualified XII (1.20) | 47,768.011 | 13.72 | 655,377 |
| Qualified XII (1.25) | 67,546.092 | 13.63 | 920,653 |

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **ING Growth and Income Portfolio - Class I** | | | | | |
| **(continued)** | | | | | |
| Qualified XII (1.30) | 1,109.301 | $ | 13.54 | $ | 15,020 |
| Qualified XII (1.35) | 212.785 | | 13.45 | | 2,862 |
| Qualified XII (1.40) | 38,983.292 | | 13.35 | | 520,427 |
| Qualified XII (1.45) | 124.729 | | 13.26 | | 1,654 |
| Qualified XII (1.50) | 13,349.620 | | 13.17 | | 175,814 |
| Qualified XIII | 1,455.549 | | 21.46 | | 31,236 |
| Qualified XV | 50,761.189 | | 21.42 | | 1,087,305 |
| Qualified XVI | 440,906.676 | | 19.96 | | 8,800,497 |
| Qualified XVII | 1,184,070.633 | | 21.26 | | 25,173,342 |
| Qualified XVIII | 1,339,217.393 | | 21.26 | | 28,471,762 |
| Qualified XIX | 6,001.404 | | 275.47 | | 1,653,207 |
| Qualified XX | 27,980.185 | | 208.21 | | 5,825,754 |
| Qualified XXII | 674.667 | | 22.36 | | 15,086 |
| Qualified XXVI | 13,090.151 | | 21.57 | | 282,355 |
| Qualified XXVII | 468,271.263 | | 206.50 | | 96,698,016 |
| Qualified XXVIII | 7,611.113 | | 206.02 | | 1,568,042 |
| Qualified XXIX | 974.155 | | 201.76 | | 196,546 |
| Qualified XXX | 19,902.683 | | 197.24 | | 3,925,605 |
| Qualified XXXII | 381,830.286 | | 11.33 | | 4,326,137 |
| Qualified XXXIV | 158,545.678 | | 7.89 | | 1,250,925 |
| Qualified XXXVI | 165,930.140 | | 10.23 | | 1,697,465 |
| Qualified XXXVIII | 447,140.065 | | 7.96 | | 3,559,235 |
| Qualified XLII | 388,207.930 | | 7.96 | | 3,090,135 |
| Qualified XLIII | 20,845.387 | | 7.88 | | 164,262 |
| Qualified LIV | 224,807.828 | | 10.85 | | 2,439,165 |
| Qualified LVI | 1,110,045.775 | | 11.05 | | 12,266,006 |
| | 53,907,551.228 | | | $ 1,084,131,996 | |
| | | | | | |
| **ING Growth and Income Portfolio - Class S** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING MAP PLUS NP8 | 5,346.802 | $ | 12.43 | $ | 66,461 |
| ING MAP PLUS NP18 | 724.225 | | 12.39 | | 8,973 |
| ING MAP PLUS NP21 | 1,976.640 | | 12.38 | | 24,471 |
| ING MAP PLUS NP23 | 1,257.511 | | 12.37 | | 15,555 |
| ING MAP PLUS NP24 | 156.421 | | 12.37 | | 1,935 |
| ING MAP PLUS NP28 | 1,874.903 | | 12.35 | | 23,155 |
| ING MAP PLUS NP29 | 29.031 | | 12.35 | | 359 |
| Qualified XII (0.00) | 27.223 | | 8.74 | | 238 |
| Qualified XII (0.30) | 594.720 | | 8.68 | | 5,162 |
| Qualified XII (0.50) | 84,870.706 | | 8.64 | | 733,283 |
| Qualified XII (0.55) | 14.582 | | 8.63 | | 126 |
| Qualified XII (0.75) | 468.270 | | 8.59 | | 4,022 |
| | 97,341.034 | | | $ | 883,740 |
| | | | | | |
| **ING GET U.S. Core Portfolio - Series 5** | | | | | |
| Contracts in accumulation period: | | | | | |
| Qualified X (1.25) | 20,984.366 | $ | 10.54 | $ | 221,175 |
| Qualified XXXII | 18,832.922 | | 10.54 | | 198,499 |
| | 39,817.288 | | | $ | 419,674 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING GET U.S. Core Portfolio - Series 6** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.15) | 50,057.798 | $ 10.32 | $ 516,596 |
| Qualified X (1.25) | 94,702.098 | 10.32 | 977,326 |
| Qualified XVIII | 22,963.503 | 10.33 | 237,213 |
| Qualified XXXII | 24,251.584 | 10.32 | 250,276 |
| | 191,974.983 | | $ 1,981,411 |
| | | | |
| **ING GET U.S. Core Portfolio - Series 7** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.15) | 45,373.686 | $ 10.25 | $ 465,080 |
| Qualified X (1.25) | 26,349.453 | 10.25 | 270,082 |
| Qualified XVIII | 3,942.952 | 10.25 | 40,415 |
| Qualified XXVII | 64,124.146 | 10.50 | 673,304 |
| Qualified XXVIII | 24,747.658 | 10.63 | 263,068 |
| Qualified XXXII | 249.655 | 10.25 | 2,559 |
| | 164,787.550 | | $ 1,714,508 |
| | | | |
| **ING GET U.S. Core Portfolio - Series 8** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.15) | 11,140.278 | $ 10.30 | $ 114,745 |
| Qualified X (1.25) | 7,461.267 | 10.29 | 76,776 |
| Qualified XVIII | 14,630.126 | 10.30 | 150,690 |
| Qualified XXXII | 764.378 | 10.29 | 7,865 |
| | 33,996.049 | | $ 350,076 |
| | | | |
| **ING GET U.S. Core Portfolio - Series 9** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.15) | 4,973.866 | $ 10.25 | $ 50,982 |
| Qualified X (1.25) | 8,634.013 | 10.25 | 88,499 |
| Qualified XXXII | 148.847 | 10.25 | 1,526 |
| | 13,756.726 | | $ 141,007 |
| | | | |
| **ING GET U.S. Core Portfolio - Series 10** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.15) | 1,077.775 | $ 10.08 | $ 10,864 |
| Qualified X (1.25) | 5,691.875 | 10.08 | 57,374 |
| | 6,769.650 | | $ 68,238 |
| | | | |
| **ING GET U.S. Core Portfolio - Series 11** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.15) | 2,178.376 | $ 10.26 | $ 22,350 |
| Qualified X (1.25) | 825.985 | 10.25 | 8,466 |
| | 3,004.361 | | $ 30,816 |
| | | | |
| **ING BlackRock Science and Technology Opportunities Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 934.334 | $ 13.74 | $ 12,838 |
| ING Custom Choice 65 | 10,509.973 | 14.59 | 153,341 |
| ING MAP PLUS NP6 | 452.961 | 12.29 | 5,567 |
| ING MAP PLUS NP9 | 3,698.342 | 12.19 | 45,083 |
| ING MAP PLUS NP11 | 13,862.114 | 12.11 | 167,870 |
| ING MAP PLUS NP12 | 5,120.766 | 12.08 | 61,859 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING BlackRock Science and Technology** | | | |
| **Opportunities Portfolio - Class I (continued)** | | | |
| ING MAP PLUS NP13 | 237.184 | $ 12.04 | $ 2,856 |
| ING MAP PLUS NP20 | 7,152.428 | 11.80 | 84,399 |
| ING MAP PLUS NP21 | 2,571.253 | 11.76 | 30,238 |
| ING MAP PLUS NP22 | 612.481 | 11.73 | 7,184 |
| ING MAP PLUS NP23 | 2,811.108 | 11.69 | 32,862 |
| ING MAP PLUS NP24 | 703.448 | 11.66 | 8,202 |
| ING MAP PLUS NP25 | 2,927.245 | 11.62 | 34,015 |
| ING MAP PLUS NP26 | 2,379.489 | 11.59 | 27,578 |
| ING MAP PLUS NP29 | 1,587.232 | 11.49 | 18,237 |
| ING MAP PLUS NP30 | 2.793 | 11.45 | 32 |
| ING MAP PLUS NP36 | 105.867 | 11.25 | 1,191 |
| Qualified V | 2,222.998 | 4.37 | 9,715 |
| Qualified VI | 2,592,014.872 | 4.44 | 11,508,546 |
| Qualified VIII | 13.151 | 4.44 | 58 |
| Qualified X (1.15) | 87,731.386 | 4.48 | 393,037 |
| Qualified X (1.25) | 187,564.581 | 4.44 | 832,787 |
| Qualified XII (0.00) | 3,894.437 | 5.01 | 19,511 |
| Qualified XII (0.05) | 149,001.869 | 4.88 | 727,129 |
| Qualified XII (0.20) | 3,475.348 | 4.91 | 17,064 |
| Qualified XII (0.25) | 3,215.211 | 4.89 | 15,722 |
| Qualified XII (0.30) | 112,090.427 | 4.87 | 545,880 |
| Qualified XII (0.40) | 101,808.834 | 4.82 | 490,719 |
| Qualified XII (0.50) | 563,799.447 | 4.77 | 2,689,323 |
| Qualified XII (0.55) | 93,410.815 | 4.75 | 443,701 |
| Qualified XII (0.60) | 20,079.903 | 4.73 | 94,978 |
| Qualified XII (0.65) | 501,352.657 | 4.70 | 2,356,357 |
| Qualified XII (0.70) | 142,663.712 | 4.68 | 667,666 |
| Qualified XII (0.75) | 205,833.281 | 4.66 | 959,183 |
| Qualified XII (0.80) | 498,610.114 | 4.63 | 2,308,565 |
| Qualified XII (0.85) | 357,249.898 | 4.61 | 1,646,922 |
| Qualified XII (0.90) | 17,761.318 | 4.59 | 81,524 |
| Qualified XII (0.95) | 289,014.812 | 4.57 | 1,320,798 |
| Qualified XII (1.00) | 1,051,241.677 | 4.55 | 4,783,150 |
| Qualified XII (1.05) | 26,792.429 | 4.52 | 121,102 |
| Qualified XII (1.10) | 69,986.916 | 4.50 | 314,941 |
| Qualified XII (1.15) | 41,915.801 | 4.48 | 187,783 |
| Qualified XII (1.20) | 22,492.166 | 4.46 | 100,315 |
| Qualified XII (1.25) | 98,248.743 | 4.44 | 436,224 |
| Qualified XII (1.30) | 2,394.556 | 4.41 | 10,560 |
| Qualified XII (1.35) | 4,033.850 | 4.39 | 17,709 |
| Qualified XII (1.40) | 13,949.858 | 4.37 | 60,961 |
| Qualified XII (1.45) | 2,130.540 | 4.35 | 9,268 |
| Qualified XII (1.50) | 100.979 | 4.33 | 437 |
| Qualified XV | 19,275.687 | 4.57 | 88,090 |
| Qualified XVI | 52,389.199 | 4.33 | 226,845 |
| Qualified XVII | 4,409.777 | 4.52 | 19,932 |
| Qualified XVIII | 707.684 | 4.55 | 3,220 |
| Qualified XXI | 175,213.905 | 4.64 | 812,993 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING BlackRock Science and Technology** | | | |
| **Opportunities Portfolio - Class I (continued)** | | | |
| Qualified XXVI | 2,401.389 | $ 4.65 | $ 11,166 |
| Qualified XXVII | 1,294,158.446 | 4.44 | 5,746,064 |
| Qualified XXXII | 706.585 | 12.32 | 8,705 |
| Qualified XXXIV | 1,784.321 | 8.88 | 15,845 |
| Qualified XXXVI | 10,663.411 | 11.35 | 121,030 |
| Qualified XXXVIII | 14,441.196 | 8.96 | 129,393 |
| Qualified XLIII | 1,842.156 | 8.87 | 16,340 |
| Qualified LIV | 14,656.986 | 14.44 | 211,647 |
| Qualified LVI | 52,835.338 | 14.70 | 776,679 |
| | 8,967,251.684 | | $ 42,052,936 |
| | | | |
| **ING Index Plus LargeCap Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 294,545.394 | $7.27 to $17.09 | $ 3,201,517 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 9,482.762 | 10.29 | 97,578 |
| ING Custom Choice 65 | 29,643.896 | 10.12 | 299,996 |
| ING MAP PLUS NP1 | 5,242.548 | 10.41 | 54,575 |
| ING MAP PLUS NP3 | 512.508 | 10.35 | 5,304 |
| ING MAP PLUS NP4 | 3,421.120 | 10.32 | 35,306 |
| ING MAP PLUS NP5 | 1,178.515 | 10.29 | 12,127 |
| ING MAP PLUS NP6 | 264.927 | 10.26 | 2,718 |
| ING MAP PLUS NP8 | 28,905.713 | 10.20 | 294,838 |
| ING MAP PLUS NP9 | 51,330.842 | 10.17 | 522,035 |
| ING MAP PLUS NP10 | 51,915.445 | 10.14 | 526,423 |
| ING MAP PLUS NP11 | 18,247.150 | 10.11 | 184,479 |
| ING MAP PLUS NP14 | 2,969.676 | 10.02 | 29,756 |
| ING MAP PLUS NP15 | 10,925.687 | 9.99 | 109,148 |
| ING MAP PLUS NP16 | 5,061.907 | 9.96 | 50,417 |
| ING MAP PLUS NP17 | 7,253.406 | 9.93 | 72,026 |
| ING MAP PLUS NP18 | 1,950.068 | 9.90 | 19,306 |
| ING MAP PLUS NP20 | 8,670.811 | 9.84 | 85,321 |
| ING MAP PLUS NP21 | 28,314.361 | 9.81 | 277,764 |
| ING MAP PLUS NP23 | 2,130.036 | 9.76 | 20,789 |
| ING MAP PLUS NP24 | 2,692.376 | 9.73 | 26,197 |
| ING MAP PLUS NP25 | 1,144.039 | 9.70 | 11,097 |
| ING MAP PLUS NP26 | 3,944.821 | 9.67 | 38,146 |
| ING MAP PLUS NP27 | 299.495 | 9.64 | 2,887 |
| ING MAP PLUS NP28 | 8,986.640 | 9.61 | 86,362 |
| ING MAP PLUS NP29 | 68.373 | 9.58 | 655 |
| ING MAP PLUS NP30 | 661.831 | 9.56 | 6,327 |
| Qualified V | 73.645 | 16.73 | 1,232 |
| Qualified VI | 5,564,181.413 | 17.09 | 95,091,860 |
| Qualified VIII | 3,437.859 | 17.07 | 58,684 |
| Qualified X (1.15) | 277,491.643 | 17.32 | 4,806,155 |
| Qualified X (1.25) | 357,127.917 | 17.09 | 6,103,316 |
| Qualified XII (0.00) | 67,432.331 | 11.84 | 798,399 |
| Qualified XII (0.05) | 162,405.864 | 19.01 | 3,087,335 |
| Qualified XII (0.10) | 293.668 | 11.71 | 3,439 |
| Qualified XII (0.20) | 69,245.245 | 11.57 | 801,167 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Index Plus LargeCap Portfolio - Class I** | | | |
| **(continued)** | | | |
| Qualified XII (0.25) | 16,104.484 | $ 11.50 | $ 185,202 |
| Qualified XII (0.30) | 178,682.337 | 11.44 | 2,044,126 |
| Qualified XII (0.35) | 41,410.019 | 11.37 | 470,832 |
| Qualified XII (0.40) | 128,222.116 | 18.91 | 2,424,680 |
| Qualified XII (0.45) | 732.586 | 11.24 | 8,234 |
| Qualified XII (0.50) | 572,859.930 | 11.88 | 6,805,576 |
| Qualified XII (0.55) | 171,792.029 | 11.11 | 1,908,609 |
| Qualified XII (0.60) | 134,363.803 | 11.04 | 1,483,376 |
| Qualified XII (0.65) | 523,930.913 | 10.98 | 5,752,761 |
| Qualified XII (0.70) | 381,827.031 | 10.92 | 4,169,551 |
| Qualified XII (0.75) | 650,195.777 | 10.85 | 7,054,624 |
| Qualified XII (0.80) | 910,115.860 | 12.04 | 10,957,795 |
| Qualified XII (0.85) | 485,098.515 | 18.02 | 8,741,475 |
| Qualified XII (0.90) | 113,037.745 | 11.55 | 1,305,586 |
| Qualified XII (0.95) | 568,954.513 | 17.78 | 10,116,011 |
| Qualified XII (1.00) | 2,739,320.868 | 17.67 | 48,403,800 |
| Qualified XII (1.05) | 58,600.871 | 17.55 | 1,028,445 |
| Qualified XII (1.10) | 145,571.585 | 17.43 | 2,537,313 |
| Qualified XII (1.15) | 195,771.783 | 17.32 | 3,390,767 |
| Qualified XII (1.20) | 40,418.892 | 17.20 | 695,205 |
| Qualified XII (1.25) | 136,321.774 | 17.09 | 2,329,739 |
| Qualified XII (1.30) | 790.088 | 16.97 | 13,408 |
| Qualified XII (1.35) | 1,243.743 | 16.86 | 20,970 |
| Qualified XII (1.40) | 20,498.900 | 16.75 | 343,357 |
| Qualified XII (1.45) | 3,511.999 | 16.64 | 58,440 |
| Qualified XII (1.50) | 6,208.296 | 16.53 | 102,623 |
| Qualified XV | 27,297.684 | 17.77 | 485,080 |
| Qualified XVI | 111,247.934 | 16.55 | 1,841,153 |
| Qualified XVII | 22,769.162 | 17.30 | 393,907 |
| Qualified XVIII | 33,976.982 | 17.86 | 606,829 |
| Qualified XXVI | 5,269.412 | 17.89 | 94,270 |
| Qualified XXVII | 1,501,478.801 | 17.49 | 26,260,864 |
| Qualified XXVIII | 418,375.351 | 17.45 | 7,300,650 |
| Qualified XXXII | 23,700.399 | 10.45 | 247,669 |
| Qualified XXXIII (0.65) | 7,700.683 | 10.13 | 78,008 |
| Qualified XXXIV | 14,310.060 | 7.56 | 108,184 |
| Qualified XXXVI | 74,112.921 | 10.22 | 757,434 |
| Qualified XXXVIII | 188,881.570 | 7.63 | 1,441,166 |
| Qualified XLIII | 7,297.991 | 7.56 | 55,173 |
| Qualified LIV | 114,602.803 | 10.01 | 1,147,174 |
| Qualified LVI | 338,210.693 | 10.19 | 3,446,367 |
| | 18,196,272.835 | | $ 283,441,114 |
| **ING Index Plus LargeCap Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 40,314.492 | $ 9.29 | $ 374,522 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Index Plus MidCap Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 114,276.363 | $ 11.69 | $ 1,335,891 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 8,117.698 | 11.60 | 94,165 |
| ING Custom Choice 65 | 9,164.619 | 10.87 | 99,619 |
| ING MAP PLUS NP1 | 11,289.376 | 11.76 | 132,763 |
| ING MAP PLUS NP5 | 2,902.259 | 11.62 | 33,724 |
| ING MAP PLUS NP8 | 64,517.845 | 11.52 | 743,246 |
| ING MAP PLUS NP9 | 7,066.708 | 11.49 | 81,196 |
| ING MAP PLUS NP10 | 4,679.238 | 11.45 | 53,577 |
| ING MAP PLUS NP11 | 9,126.513 | 11.42 | 104,225 |
| ING MAP PLUS NP12 | 1,375.452 | 11.38 | 15,653 |
| ING MAP PLUS NP13 | 9,333.808 | 11.35 | 105,939 |
| ING MAP PLUS NP14 | 5,830.187 | 11.32 | 65,998 |
| ING MAP PLUS NP15 | 17,116.139 | 11.28 | 193,070 |
| ING MAP PLUS NP16 | 15,552.335 | 11.25 | 174,964 |
| ING MAP PLUS NP17 | 7,264.335 | 11.22 | 81,506 |
| ING MAP PLUS NP18 | 2,401.318 | 11.18 | 26,847 |
| ING MAP PLUS NP19 | 10,552.273 | 11.15 | 117,658 |
| ING MAP PLUS NP21 | 8,357.679 | 11.09 | 92,687 |
| ING MAP PLUS NP22 | 159.598 | 11.05 | 1,764 |
| ING MAP PLUS NP23 | 684.353 | 11.02 | 7,542 |
| ING MAP PLUS NP24 | 66.945 | 10.99 | 736 |
| ING MAP PLUS NP25 | 1,566.267 | 10.95 | 17,151 |
| ING MAP PLUS NP26 | 2,944.996 | 10.92 | 32,159 |
| ING MAP PLUS NP28 | 3,635.309 | 10.86 | 39,479 |
| ING MAP PLUS NP29 | 7,241.319 | 10.83 | 78,423 |
| ING MAP PLUS NP30 | 1,460.635 | 10.79 | 15,760 |
| ING MAP PLUS NP32 | 556.982 | 10.73 | 5,976 |
| ING MAP PLUS NP35 | 960.210 | 10.64 | 10,217 |
| Qualified V | 1,554.530 | 18.29 | 28,432 |
| Qualified VI | 3,050,514.020 | 18.63 | 56,831,076 |
| Qualified VIII | 571.555 | 18.61 | 10,637 |
| Qualified X (1.15) | 87,446.792 | 18.85 | 1,648,372 |
| Qualified X (1.25) | 248,890.733 | 18.63 | 4,636,834 |
| Qualified XII (0.00) | 25,268.414 | 22.05 | 557,169 |
| Qualified XII (0.05) | 179,304.147 | 20.64 | 3,700,838 |
| Qualified XII (0.05) | 61,998.672 | 20.64 | 1,279,653 |
| Qualified XII (0.10) | 35.242 | 21.80 | 768 |
| Qualified XII (0.20) | 31,015.931 | 21.55 | 668,393 |
| Qualified XII (0.25) | 4,980.712 | 21.42 | 106,687 |
| Qualified XII (0.30) | 254,397.202 | 21.30 | 5,418,660 |
| Qualified XII (0.35) | 14,516.136 | 21.17 | 307,307 |
| Qualified XII (0.40) | 185,233.803 | 20.51 | 3,799,145 |
| Qualified XII (0.50) | 416,193.168 | 20.34 | 8,465,369 |
| Qualified XII (0.55) | 120,001.350 | 20.69 | 2,482,828 |
| Qualified XII (0.60) | 49,476.634 | 20.57 | 1,017,734 |
| Qualified XII (0.65) | 475,060.711 | 20.45 | 9,714,992 |
| Qualified XII (0.70) | 148,138.873 | 20.33 | 3,011,663 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Index Plus MidCap Portfolio - Class I (continued)** | | | |
| Qualified XII (0.75) | 282,192.313 | $ 20.21 | $ 5,703,107 |
| Qualified XII (0.80) | 562,846.564 | 19.64 | 11,054,307 |
| Qualified XII (0.85) | 1,883,764.351 | 19.52 | 36,771,080 |
| Qualified XII (0.90) | 52,694.738 | 19.41 | 1,022,805 |
| Qualified XII (0.95) | 487,393.231 | 19.30 | 9,406,689 |
| Qualified XII (1.00) | 1,651,796.807 | 19.18 | 31,681,463 |
| Qualified XII (1.05) | 49,214.530 | 19.07 | 938,521 |
| Qualified XII (1.10) | 114,913.929 | 18.96 | 2,178,768 |
| Qualified XII (1.15) | 132,715.432 | 18.85 | 2,501,686 |
| Qualified XII (1.20) | 52,800.508 | 18.74 | 989,482 |
| Qualified XII (1.25) | 147,185.811 | 18.63 | 2,742,072 |
| Qualified XII (1.30) | 1,042.968 | 18.52 | 19,316 |
| Qualified XII (1.35) | 1,595.032 | 18.41 | 29,365 |
| Qualified XII (1.40) | 16,998.525 | 18.31 | 311,243 |
| Qualified XII (1.45) | 5,012.753 | 18.20 | 91,232 |
| Qualified XII (1.50) | 3,103.614 | 18.09 | 56,144 |
| Qualified XIII | 589.875 | 19.30 | 11,385 |
| Qualified XV | 16,127.437 | 19.30 | 311,260 |
| Qualified XVI | 82,992.542 | 18.09 | 1,501,335 |
| Qualified XVII | 4,811.184 | 18.63 | 89,632 |
| Qualified XVIII | 8,966.954 | 18.63 | 167,054 |
| Qualified XXVI | 10,433.853 | 19.51 | 203,564 |
| Qualified XXVII | 1,819,648.448 | 19.85 | 36,120,022 |
| Qualified XXVIII | 855,686.318 | 19.80 | 16,942,589 |
| Qualified XXXII | 10,732.618 | 11.61 | 124,606 |
| Qualified XXXIII (0.65) | 10,974.523 | 13.91 | 152,656 |
| Qualified XXXIV | 17,407.711 | 7.88 | 137,173 |
| Qualified XXXVI | 35,908.786 | 14.04 | 504,159 |
| Qualified XXXVIII | 120,489.793 | 7.96 | 959,099 |
| Qualified XLIII | 3,605.986 | 7.88 | 28,415 |
| Qualified LIV | 141,956.596 | 10.76 | 1,527,453 |
| Qualified LVI | 214,188.541 | 10.95 | 2,345,365 |
| | 14,482,591.655 | | $ 274,071,539 |
| | | | |
| **ING Index Plus MidCap Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 49,413.425 | $ 9.55 | $ 471,898 |
| | | | |
| **ING Index Plus SmallCap Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 59,449.547 | $ 11.14 | $ 662,268 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 6,195.225 | 10.93 | 67,714 |
| ING Custom Choice 65 | 7,639.540 | 10.01 | 76,472 |
| ING MAP PLUS NP1 | 30,411.985 | 11.05 | 336,052 |
| ING MAP PLUS NP5 | 1,091.745 | 10.92 | 11,922 |
| ING MAP PLUS NP6 | 6,558.657 | 10.89 | 71,424 |
| ING MAP PLUS NP8 | 7,174.392 | 10.83 | 77,699 |
| ING MAP PLUS NP9 | 4,213.627 | 10.80 | 45,507 |
| ING MAP PLUS NP10 | 6,633.411 | 10.76 | 71,376 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Index Plus SmallCap Portfolio - Class I** | | | |
| **(continued)** | | | |
| ING MAP PLUS NP11 | 26,729.214 | $ 10.73 | $ 286,804 |
| ING MAP PLUS NP12 | 1,051.301 | 10.70 | 11,249 |
| ING MAP PLUS NP13 | 5,820.137 | 10.67 | 62,101 |
| ING MAP PLUS NP14 | 1,010.352 | 10.64 | 10,750 |
| ING MAP PLUS NP15 | 1,669.628 | 10.61 | 17,715 |
| ING MAP PLUS NP16 | 5,011.440 | 10.58 | 53,021 |
| ING MAP PLUS NP17 | 8,976.639 | 10.54 | 94,614 |
| ING MAP PLUS NP18 | 1,252.241 | 10.51 | 13,161 |
| ING MAP PLUS NP19 | 210.462 | 10.48 | 2,206 |
| ING MAP PLUS NP20 | 4,108.317 | 10.45 | 42,932 |
| ING MAP PLUS NP21 | 2,673.676 | 10.42 | 27,860 |
| ING MAP PLUS NP23 | 1,384.254 | 10.36 | 14,341 |
| ING MAP PLUS NP24 | 12.080 | 10.33 | 125 |
| ING MAP PLUS NP25 | 11.131 | 10.30 | 115 |
| ING MAP PLUS NP26 | 2,918.915 | 10.27 | 29,977 |
| ING MAP PLUS NP28 | 5,354.107 | 10.21 | 54,665 |
| ING MAP PLUS NP29 | 280.105 | 10.18 | 2,851 |
| ING MAP PLUS NP30 | 1,571.396 | 10.15 | 15,950 |
| ING MAP PLUS NP32 | 522.494 | 10.09 | 5,272 |
| ING MAP PLUS NP35 | 1,174.599 | 10.00 | 11,746 |
| Qualified V | 2,015.986 | 12.91 | 26,026 |
| Qualified VI | 1,668,190.912 | 13.15 | 21,936,710 |
| Qualified VIII | 595.963 | 13.14 | 7,831 |
| Qualified X (1.15) | 45,381.368 | 13.31 | 604,026 |
| Qualified X (1.25) | 147,975.533 | 13.15 | 1,945,878 |
| Qualified XII (0.00) | 3,738.310 | 15.83 | 59,177 |
| Qualified XII (0.05) | 119,288.542 | 14.57 | 1,738,034 |
| Qualified XII (0.05) | 18,306.216 | 14.57 | 266,722 |
| Qualified XII (0.10) | 79.864 | 15.64 | 1,249 |
| Qualified XII (0.20) | 28,645.272 | 15.46 | 442,856 |
| Qualified XII (0.25) | 3,055.304 | 15.37 | 46,960 |
| Qualified XII (0.30) | 138,722.391 | 15.28 | 2,119,678 |
| Qualified XII (0.35) | 1,490.439 | 15.20 | 22,655 |
| Qualified XII (0.40) | 123,368.378 | 14.48 | 1,786,374 |
| Qualified XII (0.50) | 348,307.221 | 14.36 | 5,001,692 |
| Qualified XII (0.55) | 49,443.562 | 14.85 | 734,237 |
| Qualified XII (0.60) | 33,378.892 | 14.76 | 492,672 |
| Qualified XII (0.65) | 202,162.311 | 14.67 | 2,965,721 |
| Qualified XII (0.70) | 63,493.544 | 14.59 | 926,371 |
| Qualified XII (0.75) | 133,954.866 | 14.51 | 1,943,685 |
| Qualified XII (0.80) | 466,992.929 | 13.86 | 6,472,522 |
| Qualified XII (0.85) | 203,368.032 | 13.78 | 2,802,411 |
| Qualified XII (0.90) | 50,732.257 | 13.70 | 695,032 |
| Qualified XII (0.95) | 280,673.289 | 13.62 | 3,822,770 |
| Qualified XII (1.00) | 1,051,625.451 | 13.54 | 14,239,009 |
| Qualified XII (1.05) | 19,004.243 | 13.46 | 255,797 |
| Qualified XII (1.10) | 62,130.972 | 13.39 | 831,934 |
| Qualified XII (1.15) | 81,073.877 | 13.31 | 1,079,093 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Index Plus SmallCap Portfolio - Class I** | | | |
| **(continued)** | | | |
| Qualified XII (1.20) | 29,637.497 | $ 13.23 | $ 392,104 |
| Qualified XII (1.25) | 88,722.856 | 13.15 | 1,166,706 |
| Qualified XII (1.30) | 418.966 | 13.08 | 5,480 |
| Qualified XII (1.35) | 840.310 | 13.00 | 10,924 |
| Qualified XII (1.40) | 12,253.932 | 12.92 | 158,321 |
| Qualified XII (1.45) | 1,675.262 | 12.85 | 21,527 |
| Qualified XII (1.50) | 718.954 | 12.77 | 9,181 |
| Qualified XV | 14,715.724 | 13.62 | 200,428 |
| Qualified XVI | 52,130.644 | 12.77 | 665,708 |
| Qualified XVII | 71.106 | 13.15 | 935 |
| Qualified XVIII | 11,482.370 | 13.15 | 150,993 |
| Qualified XXVI | 4,190.749 | 13.77 | 57,707 |
| Qualified XXVII | 1,121,972.413 | 13.98 | 15,685,174 |
| Qualified XXVIII | 513,112.254 | 13.95 | 7,157,916 |
| Qualified XXXII | 2,510.337 | 11.00 | 27,614 |
| Qualified XXXIII (0.65) | 11,113.796 | 13.48 | 149,814 |
| Qualified XXXIV | 3,690.742 | 7.67 | 28,308 |
| Qualified XXXVI | 15,039.810 | 13.61 | 204,692 |
| Qualified XXXVIII | 73,884.720 | 7.75 | 572,607 |
| Qualified XLIII | 4,237.930 | 7.67 | 32,505 |
| Qualified LIV | 26,217.073 | 9.91 | 259,811 |
| Qualified LVI | 110,236.862 | 10.08 | 1,111,188 |
| | 7,647,180.848 | | $ 103,514,654 |
| | | | |
| **ING Index Plus SmallCap Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 13,959.752 | $ 8.74 | $ 122,008 |
| | | | |
| **ING International Index Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 44,799.472 | $13.39 to $13.44 | $ 602,024 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 319.722 | 7.47 | 2,388 |
| ING Custom Choice 65 | 1,856.079 | 7.58 | 14,069 |
| ING MAP PLUS NP1 | 807.021 | 7.60 | 6,133 |
| ING MAP PLUS NP11 | 170.444 | 7.54 | 1,285 |
| ING MAP PLUS NP21 | 110.878 | 7.47 | 828 |
| ING MAP PLUS NP28 | 218.299 | 7.43 | 1,622 |
| Qualified VI | 793,507.394 | 7.47 | 5,927,500 |
| Qualified VIII | 17.056 | 7.47 | 127 |
| Qualified X (1.15) | 23,113.897 | 12.77 | 295,164 |
| Qualified X (1.25) | 63,037.385 | 12.76 | 804,357 |
| Qualified XII (0.00) | 6,086.773 | 7.63 | 46,442 |
| Qualified XII (0.05) | 17,603.832 | 7.62 | 134,141 |
| Qualified XII (0.10) | 24.697 | 7.62 | 188 |
| Qualified XII (0.20) | 929.638 | 7.60 | 7,065 |
| Qualified XII (0.25) | 2,282.329 | 7.60 | 17,346 |
| Qualified XII (0.30) | 41,436.640 | 7.59 | 314,504 |
| Qualified XII (0.35) | 274.695 | 7.58 | 2,082 |
| Qualified XII (0.40) | 16,274.241 | 7.58 | 123,359 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING International Index Portfolio - Class I (continued)** | | | |
| Qualified XII (0.50) | 78,706.761 | $ 7.57 | $ 595,810 |
| Qualified XII (0.55) | 6,637.898 | 7.56 | 50,183 |
| Qualified XII (0.60) | 8,206.844 | 7.55 | 61,962 |
| Qualified XII (0.65) | 88,477.005 | 7.55 | 668,001 |
| Qualified XII (0.70) | 14,165.947 | 7.54 | 106,811 |
| Qualified XII (0.75) | 90,418.790 | 7.53 | 680,853 |
| Qualified XII (0.80) | 91,182.633 | 7.53 | 686,605 |
| Qualified XII (0.85) | 99,215.993 | 7.52 | 746,104 |
| Qualified XII (0.90) | 13,889.047 | 7.52 | 104,446 |
| Qualified XII (0.95) | 138,314.674 | 7.51 | 1,038,743 |
| Qualified XII (1.00) | 351,571.949 | 7.50 | 2,636,790 |
| Qualified XII (1.05) | 7,244.725 | 7.50 | 54,335 |
| Qualified XII (1.10) | 23,001.872 | 7.49 | 172,284 |
| Qualified XII (1.15) | 50,081.783 | 7.48 | 374,612 |
| Qualified XII (1.20) | 8,312.361 | 7.48 | 62,176 |
| Qualified XII (1.25) | 26,078.766 | 7.47 | 194,808 |
| Qualified XII (1.30) | 9.659 | 7.47 | 72 |
| Qualified XII (1.35) | 102.209 | 7.46 | 762 |
| Qualified XII (1.40) | 7,577.587 | 7.45 | 56,453 |
| Qualified XII (1.45) | 416.095 | 7.45 | 3,100 |
| Qualified XII (1.50) | 38.070 | 7.44 | 283 |
| Qualified XV | 7,439.667 | 7.51 | 55,872 |
| Qualified XVI | 19,906.980 | 7.44 | 148,108 |
| Qualified XVIII | 5,109.106 | 12.78 | 65,294 |
| Qualified XXI | 14,627.090 | 7.53 | 110,142 |
| Qualified XXVI | 43.968 | 7.52 | 331 |
| Qualified XXVII | 182,656.009 | 11.00 | 2,009,216 |
| Qualified XXXII | 713.853 | 12.76 | 9,109 |
| Qualified XXXIV | 232.837 | 7.56 | 1,760 |
| Qualified XXXVI | 3,684.356 | 7.56 | 27,854 |
| Qualified XXXVIII | 2,015.024 | 7.63 | 15,375 |
| Qualified XLIII | 551.224 | 7.55 | 4,162 |
| Qualified LIV | 10,539.481 | 7.53 | 79,362 |
| Qualified LVI | 37,427.529 | 7.60 | 284,449 |
| | 2,401,468.284 | | $ 19,406,851 |
| **ING International Index Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 1,448.507 | $ 12.80 | $ 18,541 |
| **ING Opportunistic Large Cap Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 25,396.786 | $10.23 to $11.08 | $ 269,007 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 65.736 | 9.92 | 652 |
| ING Custom Choice 65 | 17,599.669 | 9.76 | 171,773 |
| ING MAP PLUS NP18 | 189.524 | 9.68 | 1,835 |
| ING MAP PLUS NP35 | 55.257 | 9.21 | 509 |
| Qualified V | 174.049 | 15.70 | 2,733 |
| Qualified VI | 1,690,213.040 | 16.03 | 27,094,115 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Opportunistic Large Cap Portfolio - Class I (continued)** | | | |
| Qualified VIII | 840.451 | $ 16.01 | $ 13,456 |
| Qualified X (1.15) | 134,558.695 | 16.23 | 2,183,888 |
| Qualified X (1.25) | 119,861.700 | 16.03 | 1,921,383 |
| Qualified XII (0.00) | 10,896.906 | 12.24 | 133,378 |
| Qualified XII (0.05) | 31,479.692 | 17.81 | 560,653 |
| Qualified XII (0.20) | 14,755.560 | 11.96 | 176,476 |
| Qualified XII (0.25) | 3,678.458 | 11.89 | 43,737 |
| Qualified XII (0.30) | 214,180.846 | 11.82 | 2,531,618 |
| Qualified XII (0.35) | 6,800.694 | 11.75 | 79,908 |
| Qualified XII (0.40) | 88,365.710 | 17.70 | 1,564,073 |
| Qualified XII (0.45) | 184.936 | 11.62 | 2,149 |
| Qualified XII (0.50) | 110,890.675 | 12.34 | 1,368,391 |
| Qualified XII (0.55) | 54,135.544 | 11.48 | 621,476 |
| Qualified XII (0.60) | 50,606.975 | 11.42 | 577,932 |
| Qualified XII (0.65) | 108,635.922 | 11.35 | 1,233,018 |
| Qualified XII (0.70) | 91,995.213 | 11.28 | 1,037,706 |
| Qualified XII (0.75) | 210,517.545 | 11.22 | 2,362,007 |
| Qualified XII (0.80) | 288,719.442 | 12.28 | 3,545,475 |
| Qualified XII (0.85) | 185,914.307 | 16.86 | 3,134,515 |
| Qualified XII (0.90) | 37,894.844 | 11.91 | 451,328 |
| Qualified XII (0.95) | 221,643.283 | 16.65 | 3,690,361 |
| Qualified XII (1.00) | 642,547.497 | 16.54 | 10,627,736 |
| Qualified XII (1.05) | 38,034.410 | 16.44 | 625,286 |
| Qualified XII (1.10) | 50,858.952 | 16.34 | 831,035 |
| Qualified XII (1.15) | 41,177.333 | 16.23 | 668,308 |
| Qualified XII (1.20) | 18,845.709 | 16.13 | 303,981 |
| Qualified XII (1.25) | 48,135.365 | 16.03 | 771,610 |
| Qualified XII (1.30) | 513.587 | 15.92 | 8,176 |
| Qualified XII (1.35) | 598.261 | 15.82 | 9,464 |
| Qualified XII (1.40) | 13,602.712 | 15.72 | 213,835 |
| Qualified XII (1.45) | 3,198.411 | 15.62 | 49,959 |
| Qualified XII (1.50) | 4,720.113 | 15.52 | 73,256 |
| Qualified XV | 7,357.368 | 16.65 | 122,500 |
| Qualified XVI | 46,373.854 | 15.52 | 719,722 |
| Qualified XVII | 3,509.005 | 16.03 | 56,249 |
| Qualified XVIII | 14,500.065 | 16.75 | 242,876 |
| Qualified XXVI | 4,606.397 | 16.78 | 77,295 |
| Qualified XXVII | 549,177.900 | 12.37 | 6,793,331 |
| Qualified XXVIII | 255,825.501 | 12.34 | 3,156,887 |
| Qualified XXXII | 9,296.735 | 10.08 | 93,711 |
| Qualified XXXIV | 16,197.576 | 7.14 | 115,651 |
| Qualified XXXVI | 29,686.991 | 8.94 | 265,402 |
| Qualified XXXVIII | 18,757.128 | 7.20 | 135,051 |
| Qualified XLIII | 5,550.959 | 7.13 | 39,578 |
| Qualified LIV | 26,974.645 | 9.66 | 260,575 |
| Qualified LVI | 102,485.390 | 9.83 | 1,007,431 |
| | 5,672,783.323 | | $ 82,042,457 |

VARIABLE ANNUITY ACCOUNT C OF
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Russell™ Large Cap Growth Index Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 15,673.080 | $ 12.76 | $ 199,989 |
| Contracts in accumulation period: | | | |
| Qualified VI | 50,519.289 | 12.54 | 633,512 |
| Qualified X (1.15) | 2,459.566 | 12.54 | 30,843 |
| Qualified X (1.25) | 3,778.872 | 12.54 | 47,387 |
| Qualified XII (0.00) | 1,537.482 | 12.64 | 19,434 |
| Qualified XII (0.30) | 479.021 | 12.61 | 6,040 |
| Qualified XII (0.40) | 782.202 | 12.60 | 9,856 |
| Qualified XII (0.50) | 810.512 | 12.60 | 10,212 |
| Qualified XII (0.55) | 3.408 | 12.59 | 43 |
| Qualified XII (0.65) | 4,703.891 | 12.58 | 59,175 |
| Qualified XII (0.70) | 2,214.428 | 12.58 | 27,858 |
| Qualified XII (0.75) | 2,646.237 | 12.58 | 33,290 |
| Qualified XII (0.80) | 5,515.488 | 12.57 | 69,330 |
| Qualified XII (0.85) | 6,996.652 | 12.57 | 87,948 |
| Qualified XII (0.90) | 1,197.346 | 12.56 | 15,039 |
| Qualified XII (0.95) | 17,573.923 | 12.56 | 220,728 |
| Qualified XII (1.00) | 20,614.606 | 12.56 | 258,919 |
| Qualified XII (1.05) | 329.429 | 12.55 | 4,134 |
| Qualified XII (1.10) | 6,304.201 | 12.55 | 79,118 |
| Qualified XII (1.15) | 65.807 | 12.54 | 825 |
| Qualified XII (1.20) | 919.546 | 12.54 | 11,531 |
| Qualified XII (1.25) | 4,441.490 | 12.54 | 55,696 |
| Qualified XII (1.30) | 9.669 | 12.53 | 121 |
| Qualified XII (1.35) | 30.320 | 12.53 | 380 |
| Qualified XII (1.40) | 194.129 | 12.52 | 2,430 |
| Qualified XII (1.45) | 50.225 | 12.52 | 629 |
| Qualified XV | 480.461 | 12.56 | 6,035 |
| Qualified XVI | 1.776 | 12.52 | 22 |
| Qualified XXVI | 33.667 | 12.58 | 424 |
| Qualified XXVII | 61,488.497 | 12.47 | 766,762 |
| Qualified XXXII | 532.654 | 12.54 | 6,679 |
| Qualified XXXIV | 1,118.629 | 12.56 | 14,050 |
| Qualified XXXVIII | 1,648.124 | 12.64 | 20,832 |
| Qualified LIV | 1,384.134 | 12.57 | 17,399 |
| Qualified LVI | 4,410.105 | 12.62 | 55,656 |
| | 220,948.866 | | $ 2,772,326 |
| **ING Russell™ Large Cap Growth Index Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP8 | 3,537.902 | $ 12.60 | $ 44,578 |
| ING MAP PLUS NP28 | 34.458 | 12.52 | 431 |
| Qualified XII (0.00) | 244.998 | 12.19 | 2,987 |
| Qualified XII (0.50) | 25,106.755 | 12.15 | 305,047 |
| | 28,924.113 | | $ 353,043 |

331

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Russell™ Large Cap Index Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 2,745.100 | $ 8.10 | $ 22,235 |
| ING MAP PLUS NP1 | 7,681.035 | 8.27 | 63,522 |
| ING MAP PLUS NP3 | 279.337 | 8.26 | 2,307 |
| ING MAP PLUS NP10 | 666.605 | 8.21 | 5,473 |
| ING MAP PLUS NP11 | 26,432.312 | 8.20 | 216,745 |
| ING MAP PLUS NP12 | 5,531.407 | 8.20 | 45,358 |
| ING MAP PLUS NP14 | 4,749.643 | 8.18 | 38,852 |
| ING MAP PLUS NP15 | 2,445.730 | 8.18 | 20,006 |
| ING MAP PLUS NP17 | 4,702.373 | 8.17 | 38,418 |
| ING MAP PLUS NP22 | 3,680.823 | 8.13 | 29,925 |
| ING MAP PLUS NP23 | 4,088.711 | 8.13 | 33,241 |
| ING MAP PLUS NP24 | 1,624.452 | 8.12 | 13,191 |
| ING MAP PLUS NP25 | 8,783.244 | 8.11 | 71,232 |
| ING MAP PLUS NP26 | 1,396.973 | 8.11 | 11,329 |
| ING MAP PLUS NP28 | 725.129 | 8.09 | 5,866 |
| Qualified VI | 308,593.810 | 8.10 | 2,499,610 |
| Qualified XII (0.00) | 537.832 | 8.26 | 4,442 |
| Qualified XII (0.25) | 796.091 | 8.23 | 6,552 |
| Qualified XII (0.30) | 1,174.217 | 8.22 | 9,652 |
| Qualified XII (0.40) | 11,086.764 | 8.21 | 91,022 |
| Qualified XII (0.50) | 142,094.063 | 8.20 | 1,165,171 |
| Qualified XII (0.55) | 5,152.254 | 8.19 | 42,197 |
| Qualified XII (0.60) | 4,348.106 | 8.18 | 35,568 |
| Qualified XII (0.65) | 29,473.405 | 8.18 | 241,092 |
| Qualified XII (0.70) | 3,626.553 | 8.17 | 29,629 |
| Qualified XII (0.75) | 32,908.411 | 8.16 | 268,533 |
| Qualified XII (0.80) | 3,830.007 | 8.16 | 31,253 |
| Qualified XII (0.85) | 22,723.807 | 8.15 | 185,199 |
| Qualified XII (0.90) | 8,500.580 | 8.14 | 69,195 |
| Qualified XII (0.95) | 51,257.210 | 8.14 | 417,234 |
| Qualified XII (1.00) | 152,019.943 | 8.13 | 1,235,922 |
| Qualified XII (1.05) | 945.552 | 8.12 | 7,678 |
| Qualified XII (1.10) | 4,969.590 | 8.12 | 40,353 |
| Qualified XII (1.15) | 8,500.742 | 8.11 | 68,941 |
| Qualified XII (1.20) | 5,125.562 | 8.10 | 41,517 |
| Qualified XII (1.25) | 15,940.809 | 8.10 | 129,121 |
| Qualified XII (1.30) | 190.619 | 8.09 | 1,542 |
| Qualified XII (1.35) | 46.842 | 8.08 | 378 |
| Qualified XII (1.40) | 2,084.384 | 8.08 | 16,842 |
| Qualified XII (1.45) | 2,120.908 | 8.07 | 17,116 |
| Qualified XII (1.50) | 839.274 | 8.06 | 6,765 |
| Qualified XV | 7,032.628 | 8.14 | 57,246 |
| Qualified XVI | 5,294.909 | 8.06 | 42,677 |
| Qualified XXI | 271,465.281 | 8.16 | 2,215,157 |
| Qualified XXVI | 168.796 | 8.14 | 1,374 |
| Qualified XXXIV | 447.437 | 8.19 | 3,665 |
| Qualified XXXVIII | 3,959.699 | 8.26 | 32,707 |
| Qualified XLIII | 338.609 | 8.18 | 2,770 |
| Qualified LIV | 3,556.086 | 8.16 | 29,018 |
| Qualified LVI | 3,294.730 | 8.23 | 27,116 |
| | 1,189,978.384 | | $ 9,691,954 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Russell™ Large Cap Value Index Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.15) | 1,005.911 | $ 11.86 | $ 11,930 |
| Qualified X (1.25) | 5,624.338 | 11.85 | 66,648 |
| | 6,630.249 | | $ 78,578 |
| **ING Russell™ Large Cap Value Index Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP23 | 4,723.296 | $ 11.84 | $ 55,924 |
| Qualified VI | 61,985.186 | 11.83 | 733,285 |
| Qualified XII (0.00) | 841.553 | 11.92 | 10,031 |
| Qualified XII (0.40) | 950.906 | 11.89 | 11,306 |
| Qualified XII (0.50) | 28,786.921 | 11.89 | 342,276 |
| Qualified XII (0.55) | 385.936 | 11.88 | 4,585 |
| Qualified XII (0.60) | 308.351 | 11.88 | 3,663 |
| Qualified XII (0.65) | 4,201.341 | 11.87 | 49,870 |
| Qualified XII (0.70) | 404.429 | 11.87 | 4,801 |
| Qualified XII (0.75) | 1,211.773 | 11.87 | 14,384 |
| Qualified XII (0.80) | 3,410.396 | 11.86 | 40,447 |
| Qualified XII (0.85) | 2,500.062 | 11.86 | 29,651 |
| Qualified XII (0.90) | 259.254 | 11.85 | 3,072 |
| Qualified XII (0.95) | 8,094.889 | 11.85 | 95,924 |
| Qualified XII (1.00) | 22,511.564 | 11.85 | 266,762 |
| Qualified XII (1.05) | 1,493.813 | 11.84 | 17,687 |
| Qualified XII (1.10) | 10,462.007 | 11.84 | 123,870 |
| Qualified XII (1.15) | 1,725.559 | 11.84 | 20,431 |
| Qualified XII (1.20) | 257.549 | 11.83 | 3,047 |
| Qualified XII (1.25) | 1,765.892 | 11.83 | 20,891 |
| Qualified XII (1.30) | 25.091 | 11.82 | 297 |
| Qualified XII (1.35) | 31.984 | 11.82 | 378 |
| Qualified XII (1.40) | 306.696 | 11.82 | 3,625 |
| Qualified XII (1.45) | 13.279 | 11.81 | 157 |
| Qualified XV | 402.734 | 11.85 | 4,772 |
| Qualified XVI | 1,701.039 | 11.81 | 20,089 |
| Qualified XXXIV | 325.166 | 11.85 | 3,853 |
| Qualified XXXVIII | 489.579 | 11.92 | 5,836 |
| Qualified XLIII | 434.955 | 11.87 | 5,163 |
| Qualified LIV | 711.370 | 11.86 | 8,437 |
| Qualified LVI | 3,960.836 | 11.91 | 47,174 |
| | 164,683.406 | | $ 1,951,688 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Russell™ Mid Cap Growth Index Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 120.553 | $ 12.89 | $ 1,554 |
| Qualified VI | 80,840.958 | 12.82 | 1,036,381 |
| Qualified XII (0.00) | 166.357 | 12.92 | 2,149 |
| Qualified XII (0.30) | 929.171 | 12.90 | 11,986 |
| Qualified XII (0.40) | 3,042.192 | 12.89 | 39,214 |
| Qualified XII (0.50) | 40,684.286 | 12.88 | 524,014 |
| Qualified XII (0.55) | 2,001.679 | 12.88 | 25,782 |
| Qualified XII (0.60) | 2,290.727 | 12.87 | 29,482 |
| Qualified XII (0.65) | 9,673.198 | 12.87 | 124,494 |
| Qualified XII (0.70) | 5,336.501 | 12.86 | 68,627 |
| Qualified XII (0.75) | 5,307.387 | 12.86 | 68,253 |
| Qualified XII (0.80) | 3,107.868 | 12.86 | 39,967 |
| Qualified XII (0.85) | 10,011.249 | 12.85 | 128,645 |
| Qualified XII (0.90) | 1,732.091 | 12.85 | 22,257 |
| Qualified XII (0.95) | 14,536.624 | 12.84 | 186,650 |
| Qualified XII (1.00) | 27,968.043 | 12.84 | 359,110 |
| Qualified XII (1.05) | 211.444 | 12.84 | 2,715 |
| Qualified XII (1.10) | 1,542.254 | 12.83 | 19,787 |
| Qualified XII (1.15) | 5,760.797 | 12.83 | 73,911 |
| Qualified XII (1.20) | 1,124.814 | 12.82 | 14,420 |
| Qualified XII (1.25) | 4,414.362 | 12.82 | 56,592 |
| Qualified XII (1.30) | 60.240 | 12.81 | 772 |
| Qualified XII (1.40) | 1,068.666 | 12.81 | 13,690 |
| Qualified XII (1.45) | 42.863 | 12.80 | 549 |
| Qualified XVI | 1,522.407 | 12.80 | 19,487 |
| Qualified XVII | 3,357.312 | 12.84 | 43,108 |
| Qualified XXXIV | 419.396 | 12.85 | 5,389 |
| Qualified XXXVIII | 1,989.200 | 12.92 | 25,700 |
| Qualified XLIII | 19.740 | 12.86 | 254 |
| Qualified LIV | 1,100.767 | 12.86 | 14,156 |
| Qualified LVI | 6,992.188 | 12.90 | 90,199 |
| | 237,375.334 | | $ 3,049,294 |
| **ING Russell™ Mid Cap Index Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 770.699 | $ 8.18 | $ 6,304 |
| ING MAP PLUS NP1 | 1,917.148 | 8.32 | 15,951 |
| ING MAP PLUS NP11 | 29.787 | 8.25 | 246 |
| ING MAP PLUS NP17 | 64.326 | 8.21 | 528 |
| ING MAP PLUS NP21 | 2,816.125 | 8.19 | 23,064 |
| ING MAP PLUS NP22 | 230.631 | 8.18 | 1,887 |
| ING MAP PLUS NP23 | 471.958 | 8.17 | 3,856 |
| Qualified VI | 116,466.384 | 8.18 | 952,695 |
| Qualified XII (0.00) | 124.806 | 8.36 | 1,043 |
| Qualified XII (0.40) | 2,136.289 | 8.30 | 17,731 |
| Qualified XII (0.50) | 1,726.315 | 8.29 | 14,311 |
| Qualified XII (0.55) | 525.577 | 8.28 | 4,352 |
| Qualified XII (0.60) | 6,719.112 | 8.27 | 55,567 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Russell™ Mid Cap Index Portfolio - Class I** | | | |
| **(continued)** | | | |
| Qualified XII (0.65) | 210.821 | $ 8.27 | $ 1,743 |
| Qualified XII (0.70) | 961.332 | 8.26 | 7,941 |
| Qualified XII (0.75) | 6,649.926 | 8.25 | 54,862 |
| Qualified XII (0.80) | 15,185.212 | 8.25 | 125,278 |
| Qualified XII (0.85) | 41,149.314 | 8.24 | 339,070 |
| Qualified XII (0.95) | 12,373.452 | 8.23 | 101,834 |
| Qualified XII (1.00) | 61,222.603 | 8.22 | 503,250 |
| Qualified XII (1.05) | 21.514 | 8.21 | 177 |
| Qualified XII (1.10) | 234.187 | 8.20 | 1,920 |
| Qualified XII (1.15) | 5,274.560 | 8.20 | 43,251 |
| Qualified XII (1.20) | 1,052.987 | 8.19 | 8,624 |
| Qualified XII (1.25) | 3,690.857 | 8.18 | 30,191 |
| Qualified XII (1.40) | 248.271 | 8.16 | 2,026 |
| Qualified XV | 483.192 | 8.23 | 3,977 |
| Qualified XVI | 584.594 | 8.15 | 4,764 |
| Qualified XXI | 147,717.187 | 8.25 | 1,218,667 |
| Qualified LIV | 1,027.217 | 8.25 | 8,475 |
| Qualified LVI | 1,018.203 | 8.32 | 8,471 |
| | 433,104.586 | | $ 3,562,056 |
| | | | |
| **ING Russell™ Small Cap Index Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 466.001 | $ 8.69 | $ 4,050 |
| ING MAP PLUS NP1 | 1,035.336 | 8.83 | 9,142 |
| ING MAP PLUS NP3 | 260.781 | 8.82 | 2,300 |
| ING MAP PLUS NP11 | 28.291 | 8.76 | 248 |
| ING MAP PLUS NP17 | 3,225.359 | 8.72 | 28,125 |
| ING MAP PLUS NP18 | 60.642 | 8.71 | 528 |
| ING MAP PLUS NP21 | 41.635 | 8.69 | 362 |
| ING MAP PLUS NP22 | 193.579 | 8.68 | 1,680 |
| ING MAP PLUS NP23 | 436.935 | 8.67 | 3,788 |
| Qualified VI | 89,805.148 | 8.69 | 780,407 |
| Qualified XII (0.40) | 3,146.984 | 8.81 | 27,725 |
| Qualified XII (0.50) | 1,542.639 | 8.79 | 13,560 |
| Qualified XII (0.55) | 2,380.394 | 8.79 | 20,924 |
| Qualified XII (0.60) | 5,000.998 | 8.78 | 43,909 |
| Qualified XII (0.65) | 1,950.885 | 8.77 | 17,109 |
| Qualified XII (0.70) | 1,129.067 | 8.77 | 9,902 |
| Qualified XII (0.75) | 3,164.412 | 8.76 | 27,720 |
| Qualified XII (0.80) | 10,941.903 | 8.75 | 95,742 |
| Qualified XII (0.85) | 28,052.974 | 8.74 | 245,183 |
| Qualified XII (0.90) | 2,015.335 | 8.74 | 17,614 |
| Qualified XII (0.95) | 7,676.090 | 8.73 | 67,012 |
| Qualified XII (1.00) | 55,268.493 | 8.72 | 481,941 |
| Qualified XII (1.05) | 113.517 | 8.72 | 990 |
| Qualified XII (1.10) | 7.169 | 8.71 | 62 |
| Qualified XII (1.15) | 574.310 | 8.70 | 4,996 |
| Qualified XII (1.20) | 1,481.159 | 8.69 | 12,871 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Russell™ Small Cap Index Portfolio - Class I (continued)** | | | |
| Qualified XII (1.25) | 2,900.913 | $ 8.69 | $ 25,209 |
| Qualified XII (1.40) | 228.664 | 8.66 | 1,980 |
| Qualified XII (1.45) | 3.568 | 8.66 | 31 |
| Qualified XVI | 10.511 | 8.65 | 91 |
| Qualified XXI | 15.782 | 8.75 | 138 |
| Qualified LIV | 920.424 | 8.75 | 8,054 |
| Qualified LVI | 921.613 | 8.83 | 8,138 |
| | 225,001.511 | | $ 1,961,531 |
| | | | |
| **ING Small Company Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 93,606.273 | $12.24 to $24.99 | $ 1,400,333 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 3,249.807 | 13.34 | 43,352 |
| ING Custom Choice 65 | 9,392.890 | 12.73 | 119,571 |
| ING MAP PLUS NP6 | 618.332 | 13.16 | 8,137 |
| ING MAP PLUS NP9 | 1,533.667 | 13.04 | 19,999 |
| ING MAP PLUS NP11 | 2,223.911 | 12.97 | 28,844 |
| ING MAP PLUS NP12 | 1,591.596 | 12.93 | 20,579 |
| ING MAP PLUS NP13 | 4.361 | 12.89 | 56 |
| ING MAP PLUS NP14 | 1,150.563 | 12.85 | 14,785 |
| ING MAP PLUS NP15 | 3,287.807 | 12.81 | 42,117 |
| ING MAP PLUS NP16 | 73.789 | 12.78 | 943 |
| ING MAP PLUS NP17 | 1,845.263 | 12.74 | 23,509 |
| ING MAP PLUS NP19 | 5,030.070 | 12.66 | 63,681 |
| ING MAP PLUS NP21 | 157.625 | 12.59 | 1,984 |
| ING MAP PLUS NP22 | 951.305 | 12.55 | 11,939 |
| ING MAP PLUS NP23 | 32.572 | 12.51 | 407 |
| ING MAP PLUS NP24 | 8,645.057 | 12.48 | 107,890 |
| ING MAP PLUS NP25 | 1,950.180 | 12.44 | 24,260 |
| ING MAP PLUS NP26 | 2,283.790 | 12.40 | 28,319 |
| ING MAP PLUS NP27 | 172.541 | 12.37 | 2,134 |
| ING MAP PLUS NP28 | 2,400.327 | 12.33 | 29,596 |
| ING MAP PLUS NP29 | 3,391.480 | 12.29 | 41,681 |
| ING MAP PLUS NP30 | 181.059 | 12.26 | 2,220 |
| Qualified V | 204.329 | 24.48 | 5,002 |
| Qualified VI | 1,202,463.696 | 24.99 | 30,049,568 |
| Qualified VIII | 358.844 | 24.96 | 8,957 |
| Qualified X (1.15) | 71,252.326 | 25.31 | 1,803,396 |
| Qualified X (1.25) | 106,861.261 | 24.99 | 2,670,463 |
| Qualified XII (0.00) | 9,557.602 | 19.35 | 184,940 |
| Qualified XII (0.05) | 47,168.018 | 27.77 | 1,309,856 |
| Qualified XII (0.20) | 14,740.871 | 18.91 | 278,750 |
| Qualified XII (0.25) | 3,544.964 | 18.80 | 66,645 |
| Qualified XII (0.30) | 169,567.270 | 18.69 | 3,169,212 |
| Qualified XII (0.35) | 2,157.535 | 18.58 | 40,087 |
| Qualified XII (0.40) | 45,121.600 | 27.60 | 1,245,356 |
| Qualified XII (0.45) | 454.098 | 18.37 | 8,342 |
| Qualified XII (0.50) | 134,627.405 | 18.54 | 2,495,992 |
| Qualified XII (0.55) | 66,469.711 | 18.15 | 1,206,425 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Small Company Portfolio - Class I (continued)** | | | |
| Qualified XII (0.60) | 69,770.982 | $ 18.05 | $ 1,259,366 |
| Qualified XII (0.65) | 125,383.334 | 17.94 | 2,249,377 |
| Qualified XII (0.70) | 94,325.638 | 17.84 | 1,682,769 |
| Qualified XII (0.75) | 192,450.148 | 17.74 | 3,414,066 |
| Qualified XII (0.80) | 480,037.300 | 18.80 | 9,024,701 |
| Qualified XII (0.85) | 167,456.221 | 26.29 | 4,402,424 |
| Qualified XII (0.90) | 20,351.185 | 18.12 | 368,763 |
| Qualified XII (0.95) | 161,075.023 | 25.96 | 4,181,508 |
| Qualified XII (1.00) | 622,412.956 | 25.79 | 16,052,030 |
| Qualified XII (1.05) | 27,363.193 | 25.63 | 701,319 |
| Qualified XII (1.10) | 37,413.584 | 25.47 | 952,924 |
| Qualified XII (1.15) | 50,705.607 | 25.31 | 1,283,359 |
| Qualified XII (1.20) | 10,297.771 | 25.15 | 258,989 |
| Qualified XII (1.25) | 24,312.317 | 24.99 | 607,565 |
| Qualified XII (1.30) | 1,181.669 | 24.83 | 29,341 |
| Qualified XII (1.35) | 2,137.908 | 24.67 | 52,742 |
| Qualified XII (1.40) | 6,834.595 | 24.51 | 167,516 |
| Qualified XII (1.45) | 626.099 | 24.36 | 15,252 |
| Qualified XII (1.50) | 4,023.454 | 24.20 | 97,368 |
| Qualified XV | 9,470.355 | 25.96 | 245,850 |
| Qualified XVI | 36,207.418 | 24.20 | 876,220 |
| Qualified XVII | 4,114.258 | 24.99 | 102,815 |
| Qualified XVIII | 3,317.932 | 26.11 | 86,631 |
| Qualified XXVI | 1,351.346 | 26.17 | 35,365 |
| Qualified XXVII | 668,262.993 | 12.58 | 8,406,748 |
| Qualified XXVIII | 161,079.238 | 13.40 | 2,158,462 |
| Qualified XXXII | 3,863.461 | 12.99 | 50,186 |
| Qualified XXXIV | 1,909.863 | 8.35 | 15,947 |
| Qualified XXXVI | 18,035.390 | 14.55 | 262,415 |
| Qualified XXXVIII | 49,521.193 | 8.43 | 417,464 |
| Qualified XLIII | 1,094.271 | 8.35 | 9,137 |
| Qualified LIV | 55,858.026 | 12.60 | 703,811 |
| Qualified LVI | 71,760.452 | 12.82 | 919,969 |
| | 5,202,328.975 | | $ 107,671,726 |
| | | | |
| **ING Small Company Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 10,926.711 | $ 10.80 | $ 118,008 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING U.S. Bond Index Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 461.104 | $ 10.65 | $ 4,911 |
| ING Custom Choice 65 | 19.430 | 10.80 | 210 |
| ING MAP PLUS NP11 | 535.741 | 10.75 | 5,759 |
| ING MAP PLUS NP15 | 2,916.420 | 10.71 | 31,235 |
| ING MAP PLUS NP17 | 240.647 | 10.70 | 2,575 |
| ING MAP PLUS NP21 | 3,130.551 | 10.66 | 33,372 |
| Qualified VI | 160,284.100 | 10.65 | 1,707,026 |
| Qualified XII (0.00) | 740.250 | 10.87 | 8,047 |
| Qualified XII (0.30) | 7,961.118 | 10.82 | 86,139 |
| Qualified XII (0.40) | 5,735.758 | 10.80 | 61,946 |
| Qualified XII (0.50) | 2,626.074 | 10.78 | 28,309 |
| Qualified XII (0.55) | 24,372.175 | 10.77 | 262,488 |
| Qualified XII (0.60) | 2,406.979 | 10.77 | 25,923 |
| Qualified XII (0.65) | 1,918.657 | 10.76 | 20,645 |
| Qualified XII (0.70) | 2,550.433 | 10.75 | 27,417 |
| Qualified XII (0.75) | 14,755.262 | 10.74 | 158,472 |
| Qualified XII (0.80) | 11,857.264 | 10.73 | 127,228 |
| Qualified XII (0.85) | 6,588.455 | 10.72 | 70,628 |
| Qualified XII (0.90) | 5,986.130 | 10.71 | 64,111 |
| Qualified XII (0.95) | 9,145.617 | 10.70 | 97,858 |
| Qualified XII (1.00) | 76,709.305 | 10.69 | 820,022 |
| Qualified XII (1.05) | 1,345.867 | 10.69 | 14,387 |
| Qualified XII (1.10) | 1,640.841 | 10.68 | 17,524 |
| Qualified XII (1.15) | 3,048.424 | 10.67 | 32,527 |
| Qualified XII (1.20) | 940.013 | 10.66 | 10,021 |
| Qualified XII (1.25) | 9,615.190 | 10.65 | 102,402 |
| Qualified XII (1.35) | 584.536 | 10.63 | 6,214 |
| Qualified XII (1.40) | 4,548.065 | 10.62 | 48,300 |
| Qualified XII (1.45) | 1.770 | 10.62 | 19 |
| Qualified XVI | 860.156 | 10.61 | 9,126 |
| Qualified XXI | 6.421 | 10.73 | 69 |
| Qualified XXVI | 14.990 | 10.71 | 161 |
| Qualified XXXIV | 79.812 | 10.77 | 860 |
| Qualified XXXVIII | 168.369 | 10.87 | 1,830 |
| Qualified XLIII | 773.798 | 10.76 | 8,326 |
| Qualified LIV | 1,489.365 | 10.73 | 15,981 |
| Qualified LVI | 1,879.340 | 10.83 | 20,353 |
| | 367,938.427 | | $ 3,932,421 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING International Value Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 212,368.530 | $ 13.58 | $ 2,883,965 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 1,019.576 | 13.08 | 13,336 |
| ING Custom Choice 65 | 2,749.646 | 12.06 | 33,161 |
| ING MAP PLUS NP3 | 170.886 | 13.52 | 2,310 |
| ING MAP PLUS NP10 | 1,635.074 | 13.24 | 21,648 |
| ING MAP PLUS NP11 | 7,319.739 | 13.20 | 96,621 |
| ING MAP PLUS NP12 | 699.400 | 13.16 | 9,204 |
| ING MAP PLUS NP15 | 4,429.012 | 13.05 | 57,799 |
| ING MAP PLUS NP18 | 318.057 | 12.93 | 4,112 |
| ING MAP PLUS NP20 | 4,241.665 | 12.86 | 54,548 |
| ING MAP PLUS NP21 | 977.265 | 12.82 | 12,529 |
| ING MAP PLUS NP22 | 674.074 | 12.78 | 8,615 |
| ING MAP PLUS NP25 | 718.099 | 12.67 | 9,098 |
| ING MAP PLUS NP26 | 275.717 | 12.63 | 3,482 |
| ING MAP PLUS NP27 | 385.797 | 12.59 | 4,857 |
| ING MAP PLUS NP28 | 22.666 | 12.56 | 285 |
| ING MAP PLUS NP30 | 707.749 | 12.48 | 8,833 |
| ING MAP PLUS NP32 | 198.825 | 12.41 | 2,467 |
| ING MAP PLUS NP35 | 810.759 | 12.30 | 9,972 |
| Qualified V | 549.674 | 12.86 | 7,069 |
| Qualified VI | 910,105.600 | 13.04 | 11,867,777 |
| Qualified X (1.15) | 69,192.224 | 13.15 | 909,878 |
| Qualified X (1.25) | 183,611.401 | 13.04 | 2,394,293 |
| Qualified XII (0.00) | 4,699.055 | 14.49 | 68,089 |
| Qualified XII (0.10) | 30.472 | 14.37 | 438 |
| Qualified XII (0.20) | 136,230.300 | 14.25 | 1,941,282 |
| Qualified XII (0.25) | 1,600.276 | 14.19 | 22,708 |
| Qualified XII (0.30) | 125,108.401 | 14.13 | 1,767,782 |
| Qualified XII (0.40) | 141,199.187 | 14.01 | 1,978,201 |
| Qualified XII (0.50) | 202,993.379 | 13.89 | 2,819,578 |
| Qualified XII (0.55) | 47,774.106 | 13.83 | 660,716 |
| Qualified XII (0.60) | 46,057.523 | 13.78 | 634,673 |
| Qualified XII (0.65) | 58,284.015 | 13.72 | 799,657 |
| Qualified XII (0.70) | 44,887.897 | 13.66 | 613,169 |
| Qualified XII (0.75) | 71,955.920 | 13.60 | 978,601 |
| Qualified XII (0.80) | 179,402.029 | 13.54 | 2,429,103 |
| Qualified XII (0.85) | 3,313,871.201 | 13.49 | 44,704,123 |
| Qualified XII (0.90) | 12,679.171 | 13.43 | 170,281 |
| Qualified XII (0.95) | 102,121.842 | 13.37 | 1,365,369 |
| Qualified XII (1.00) | 669,777.078 | 13.32 | 8,921,431 |
| Qualified XII (1.05) | 15,162.479 | 13.26 | 201,054 |
| Qualified XII (1.10) | 18,533.260 | 13.21 | 244,824 |
| Qualified XII (1.15) | 78,545.628 | 13.15 | 1,032,875 |
| Qualified XII (1.20) | 16,241.895 | 13.09 | 212,606 |
| Qualified XII (1.25) | 41,225.700 | 13.04 | 537,583 |
| Qualified XII (1.30) | 2,988.898 | 12.98 | 38,796 |
| Qualified XII (1.35) | 237.407 | 12.93 | 3,070 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING International Value Portfolio - Class I (continued)** | | | |
| Qualified XII (1.40) | 3,584.746 | $ 12.87 | $ 46,136 |
| Qualified XII (1.45) | 1,174.474 | 12.82 | 15,057 |
| Qualified XII (1.50) | 626.140 | 12.77 | 7,996 |
| Qualified XIII | 911.956 | 13.37 | 12,193 |
| Qualified XV | 3,942.871 | 13.37 | 52,716 |
| Qualified XVI | 24,825.078 | 12.77 | 317,016 |
| Qualified XVII | 640.160 | 13.04 | 8,348 |
| Qualified XVIII | 9,968.074 | 13.04 | 129,984 |
| Qualified XXI | 42,101.148 | 13.54 | 570,050 |
| Qualified XXVI | 1,473.434 | 13.51 | 19,906 |
| Qualified XXVIII | 823,379.166 | 14.85 | 12,227,181 |
| Qualified XXXII | 1,597.303 | 13.37 | 21,356 |
| Qualified XXXIII (0.65) | 47,866.842 | 13.64 | 652,904 |
| Qualified XXXIV | 2,916.162 | 7.17 | 20,909 |
| Qualified XXXVIII | 14,325.830 | 7.23 | 103,576 |
| Qualified XLIII | 1,533.198 | 7.16 | 10,978 |
| Qualified LIV | 7,476.261 | 11.94 | 89,267 |
| Qualified LVI | 19,092.875 | 12.15 | 231,978 |
| | 7,742,224.272 | | $ 105,099,419 |
| | | | |
| **ING International Value Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 26,005.911 | $ 10.88 | $ 282,944 |
| | | | |
| **ING MidCap Opportunities Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 423.012 | $ 14.16 | $ 5,990 |
| ING Custom Choice 65 | 2,829.910 | 13.75 | 38,911 |
| Qualified VI | 350,404.355 | 12.75 | 4,467,656 |
| Qualified X (1.15) | 6,259.492 | 12.85 | 80,434 |
| Qualified X (1.25) | 40,168.232 | 12.75 | 512,145 |
| Qualified XII (0.00) | 866.382 | 14.17 | 12,277 |
| Qualified XII (0.30) | 46,066.079 | 13.81 | 636,173 |
| Qualified XII (0.40) | 12,313.348 | 13.69 | 168,570 |
| Qualified XII (0.50) | 10,928.349 | 13.58 | 148,407 |
| Qualified XII (0.55) | 10,563.652 | 13.52 | 142,821 |
| Qualified XII (0.60) | 4,658.537 | 13.47 | 62,750 |
| Qualified XII (0.65) | 34,192.145 | 13.41 | 458,517 |
| Qualified XII (0.70) | 6,676.849 | 13.35 | 89,136 |
| Qualified XII (0.75) | 50,647.295 | 13.30 | 673,609 |
| Qualified XII (0.80) | 66,790.235 | 13.24 | 884,303 |
| Qualified XII (0.85) | 40,539.929 | 13.18 | 534,316 |
| Qualified XII (0.90) | 15,536.184 | 13.13 | 203,990 |
| Qualified XII (0.95) | 62,178.894 | 13.07 | 812,678 |
| Qualified XII (1.00) | 149,841.434 | 13.02 | 1,950,935 |
| Qualified XII (1.05) | 1,171.531 | 12.96 | 15,183 |
| Qualified XII (1.10) | 13,906.747 | 12.91 | 179,536 |
| Qualified XII (1.15) | 7,884.300 | 12.85 | 101,313 |
| Qualified XII (1.20) | 4,821.349 | 12.80 | 61,713 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING MidCap Opportunities Portfolio - Class I** | | | |
| **(continued)** | | | |
| Qualified XII (1.25) | 10,460.825 | $ 12.75 | $ 133,376 |
| Qualified XII (1.30) | 105.950 | 12.69 | 1,345 |
| Qualified XII (1.35) | 175.491 | 12.64 | 2,218 |
| Qualified XII (1.40) | 738.255 | 12.58 | 9,287 |
| Qualified XII (1.45) | 241.181 | 12.53 | 3,022 |
| Qualified XV | 1,054.510 | 13.07 | 13,782 |
| Qualified XVI | 9,315.582 | 12.48 | 116,258 |
| Qualified XVIII | 4,970.204 | 12.75 | 63,370 |
| Qualified XXVI | 769.188 | 13.21 | 10,161 |
| Qualified XXXIV | 3,879.614 | 8.93 | 34,645 |
| Qualified XXXVIII | 12,540.415 | 9.02 | 113,115 |
| Qualified XLIII | 109.583 | 8.92 | 977 |
| Qualified LIV | 126.076 | 13.61 | 1,716 |
| Qualified LVI | 13,735.812 | 13.85 | 190,241 |
| | 997,890.926 | | $ 12,934,876 |
| | | | |
| **ING MidCap Opportunities Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 22,591.111 | $ 12.21 | $ 275,837 |
| | | | |
| **ING SmallCap Opportunities Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 131.901 | $ 12.81 | $ 1,690 |
| ING Custom Choice 65 | 268.202 | 12.57 | 3,371 |
| Qualified V | 67.916 | 7.98 | 542 |
| Qualified VI | 281,664.692 | 8.09 | 2,278,667 |
| Qualified VIII | 126.428 | 8.09 | 1,023 |
| Qualified X (1.15) | 18,869.002 | 8.16 | 153,971 |
| Qualified X (1.25) | 37,867.799 | 8.09 | 306,350 |
| Qualified XII (0.00) | 145.000 | 8.99 | 1,304 |
| Qualified XII (0.20) | 74.732 | 8.84 | 661 |
| Qualified XII (0.25) | 583.803 | 8.80 | 5,137 |
| Qualified XII (0.30) | 354,564.789 | 8.77 | 3,109,533 |
| Qualified XII (0.40) | 4,902.595 | 8.69 | 42,604 |
| Qualified XII (0.50) | 23,988.521 | 8.62 | 206,781 |
| Qualified XII (0.55) | 7,999.083 | 8.58 | 68,632 |
| Qualified XII (0.60) | 17,863.710 | 8.55 | 152,735 |
| Qualified XII (0.65) | 137,213.723 | 8.51 | 1,167,689 |
| Qualified XII (0.70) | 4,911.426 | 8.48 | 41,649 |
| Qualified XII (0.75) | 17,399.719 | 8.44 | 146,854 |
| Qualified XII (0.80) | 91,859.164 | 8.40 | 771,617 |
| Qualified XII (0.85) | 33,671.769 | 8.37 | 281,833 |
| Qualified XII (0.90) | 5,324.759 | 8.33 | 44,355 |
| Qualified XII (0.95) | 66,415.513 | 8.30 | 551,249 |
| Qualified XII (1.00) | 256,578.708 | 8.26 | 2,119,340 |
| Qualified XII (1.05) | 2,897.365 | 8.23 | 23,845 |
| Qualified XII (1.10) | 7,626.492 | 8.19 | 62,461 |
| Qualified XII (1.15) | 9,166.241 | 8.16 | 74,797 |
| Qualified XII (1.20) | 4,542.533 | 8.12 | 36,885 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING SmallCap Opportunities Portfolio - Class I (continued)** | | | |
| Qualified XII (1.25) | 10,305.158 | $ 8.09 | $ 83,369 |
| Qualified XII (1.30) | 147.860 | 8.06 | 1,192 |
| Qualified XII (1.40) | 2,859.925 | 7.99 | 22,851 |
| Qualified XII (1.45) | 1,401.537 | 7.95 | 11,142 |
| Qualified XV | 354.488 | 8.30 | 2,942 |
| Qualified XVI | 4,983.080 | 7.92 | 39,466 |
| Qualified XXVI | 533.868 | 8.39 | 4,479 |
| Qualified XXXIV | 83.508 | 8.24 | 688 |
| Qualified XLIII | 182.426 | 8.23 | 1,501 |
| Qualified LIV | 4,297.219 | 12.44 | 53,457 |
| Qualified LVI | 1,702.505 | 12.66 | 21,554 |
| | 1,413,577.159 | | $ 11,898,216 |
| | | | |
| **ING SmallCap Opportunities Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 5,639.880 | $ 10.68 | $ 60,234 |
| | | | |
| **Janus Aspen Series Balanced Portfolio - Institutional Shares** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 6,065.751 | $ 33.21 | $ 201,444 |
| Qualified XII (0.50) | 186.424 | 22.49 | 4,193 |
| Qualified XII (0.55) | 4.030 | 21.28 | 86 |
| Qualified XII (0.65) | 540.338 | 21.03 | 11,363 |
| Qualified XII (0.70) | 142.804 | 20.91 | 2,986 |
| Qualified XII (0.80) | 29.552 | 22.33 | 660 |
| Qualified XII (0.85) | 20.069 | 31.23 | 627 |
| Qualified XII (0.90) | 675.575 | 21.65 | 14,626 |
| Qualified XII (0.95) | 100.976 | 30.80 | 3,110 |
| Qualified XII (1.00) | 227.061 | 30.59 | 6,946 |
| Qualified XII (1.15) | 41.827 | 29.97 | 1,254 |
| Qualified XII (1.25) | 50.633 | 29.57 | 1,497 |
| Qualified XII (1.40) | 0.074 | 28.97 | 2 |
| Qualified XII (1.45) | 8.623 | 28.77 | 248 |
| Qualified XVII | 367.060 | 33.21 | 12,190 |
| | 8,460.797 | | $ 261,232 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Janus Aspen Series Enterprise Portfolio - Institutional Shares** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 10,172.985 | $ 25.35 | $ 257,885 |
| Qualified XII (0.30) | 318.401 | 16.31 | 5,193 |
| Qualified XII (0.45) | 0.050 | 16.03 | 1 |
| Qualified XII (0.50) | 192.051 | 16.48 | 3,165 |
| Qualified XII (0.55) | 5.116 | 15.84 | 81 |
| Qualified XII (0.65) | 96.935 | 15.66 | 1,518 |
| Qualified XII (0.70) | 943.295 | 15.57 | 14,687 |
| Qualified XII (0.80) | 261.990 | 16.60 | 4,349 |
| Qualified XII (0.85) | 526.897 | 17.89 | 9,426 |
| Qualified XII (0.90) | 316.531 | 16.13 | 5,106 |
| Qualified XII (0.95) | 236.531 | 17.65 | 4,175 |
| Qualified XII (1.00) | 8.961 | 17.53 | 157 |
| Qualified XII (1.20) | 574.313 | 17.06 | 9,798 |
| Qualified XII (1.45) | 14.756 | 16.49 | 243 |
| Qualified XII (1.50) | 12.787 | 16.37 | 209 |
| Qualified XVII | 416.944 | 25.35 | 10,570 |
| | 14,098.543 | | $ 326,563 |
| **Janus Aspen Series Flexible Bond Portfolio - Institutional Shares** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 1,474.286 | $ 26.20 | $ 38,626 |
| Qualified X (1.25) | 7.868 | 17.63 | 139 |
| Qualified XII (0.50) | 21.199 | 19.55 | 414 |
| Qualified XII (0.55) | 22.642 | 19.08 | 432 |
| Qualified XII (0.60) | 0.229 | 18.97 | 4 |
| Qualified XII (0.65) | 161.162 | 18.86 | 3,040 |
| Qualified XII (0.70) | 602.362 | 18.75 | 11,294 |
| Qualified XII (0.80) | 31.755 | 18.92 | 601 |
| Qualified XII (0.85) | 21.433 | 23.12 | 496 |
| Qualified XII (0.90) | 140.746 | 18.71 | 2,633 |
| Qualified XII (0.95) | 24.121 | 22.81 | 550 |
| Qualified XII (1.00) | 169.061 | 22.66 | 3,831 |
| Qualified XII (1.15) | 11.381 | 22.20 | 253 |
| Qualified XII (1.50) | 7.975 | 21.16 | 169 |
| | 2,696.220 | | $ 62,482 |

343

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Janus Aspen Series Janus Portfolio - Institutional Shares** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 3,231.649 | $ 18.53 | $ 59,882 |
| Qualified X (1.25) | 18.723 | 19.82 | 371 |
| Qualified XII (0.50) | 203.562 | 12.07 | 2,457 |
| Qualified XII (0.55) | 7.042 | 11.32 | 80 |
| Qualified XII (0.65) | 75.430 | 11.19 | 844 |
| Qualified XII (0.70) | 970.990 | 11.12 | 10,797 |
| Qualified XII (0.80) | 55.844 | 12.10 | 676 |
| Qualified XII (0.85) | 32.192 | 16.73 | 539 |
| Qualified XII (0.90) | 394.275 | 11.62 | 4,581 |
| Qualified XII (0.95) | 89.401 | 16.50 | 1,475 |
| Qualified XII (1.00) | 9.534 | 16.39 | 156 |
| Qualified XII (1.40) | 3.782 | 15.52 | 59 |
| Qualified XVII | 4.151 | 18.53 | 77 |
| Qualified XXXIV | 219.986 | 8.02 | 1,764 |
| | 5,316.561 | | $ 83,758 |
| **Janus Aspen Series Worldwide Portfolio - Institutional Shares** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 5,388.932 | $ 20.19 | $ 108,803 |
| Qualified XII (0.45) | 0.092 | 10.60 | 1 |
| Qualified XII (0.50) | 225.303 | 11.83 | 2,665 |
| Qualified XII (0.65) | 253.698 | 10.36 | 2,628 |
| Qualified XII (0.70) | 1,044.948 | 10.30 | 10,763 |
| Qualified XII (0.80) | 985.211 | 11.97 | 11,793 |
| Qualified XII (0.85) | 97.437 | 17.46 | 1,701 |
| Qualified XII (0.90) | 639.737 | 11.58 | 7,408 |
| Qualified XII (0.95) | 77.052 | 17.22 | 1,327 |
| Qualified XII (1.00) | 252.943 | 17.11 | 4,328 |
| Qualified XII (1.15) | 63.423 | 16.76 | 1,063 |
| Qualified XII (1.20) | 158.036 | 16.64 | 2,630 |
| Qualified XII (1.50) | 4.409 | 15.98 | 70 |
| Qualified XVII | 828.600 | 20.19 | 16,729 |
| | 10,019.821 | | $ 171,909 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Lazard U.S. Mid Cap Equity Portfolio - Open Shares** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 2,274.820 | $ 7.24 | $ 16,470 |
| ING MAP PLUS NP8 | 21,597.634 | 7.38 | 159,391 |
| ING MAP PLUS NP17 | 1,062.351 | 7.29 | 7,745 |
| Qualified VI | 30,093.269 | 7.24 | 217,875 |
| Qualified XII (0.00) | 311.557 | 7.49 | 2,334 |
| Qualified XII (0.30) | 267.627 | 7.43 | 1,988 |
| Qualified XII (0.40) | 179.908 | 7.41 | 1,333 |
| Qualified XII (0.50) | 38,124.643 | 7.39 | 281,741 |
| Qualified XII (0.55) | 1,069.778 | 7.38 | 7,895 |
| Qualified XII (0.60) | 6,122.602 | 7.37 | 45,124 |
| Qualified XII (0.65) | 44.227 | 7.36 | 326 |
| Qualified XII (0.70) | 307.400 | 7.35 | 2,259 |
| Qualified XII (0.75) | 5,191.170 | 7.34 | 38,103 |
| Qualified XII (0.80) | 6,122.909 | 7.33 | 44,881 |
| Qualified XII (0.85) | 17,346.667 | 7.32 | 126,978 |
| Qualified XII (0.95) | 5,577.911 | 7.30 | 40,719 |
| Qualified XII (1.00) | 12,202.722 | 7.29 | 88,958 |
| Qualified XII (1.05) | 10.117 | 7.28 | 74 |
| Qualified XII (1.10) | 363.276 | 7.27 | 2,641 |
| Qualified XII (1.15) | 118.910 | 7.26 | 863 |
| Qualified XII (1.20) | 6,063.708 | 7.25 | 43,962 |
| Qualified XII (1.25) | 135.659 | 7.24 | 982 |
| Qualified XII (1.40) | 4.495 | 7.21 | 32 |
| Qualified XII (1.50) | 2,158.707 | 7.19 | 15,521 |
| Qualified XVI | 1,327.060 | 7.19 | 9,542 |
| Qualified XXVI | 554.144 | 7.34 | 4,067 |
| Qualified LIV | 8.879 | 7.33 | 65 |
| | 158,642.150 | | $ 1,161,869 |
| | | | |
| **LKCM Aquinas Growth Fund** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (1.00) | 116.906 | $ 10.34 | $ 1,209 |
| Qualified XII (1.05) | 19,791.778 | 10.31 | 204,053 |
| Qualified XXXIV | 7,377.207 | 8.65 | 63,813 |
| | 27,285.891 | | $ 269,075 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Loomis Sayles Small Cap Value Fund - Retail Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 72,170.012 | $ 9.08 | $ 655,304 |
| Qualified XII (0.40) | 2,941.067 | 9.20 | 27,058 |
| Qualified XII (0.50) | 5,129.923 | 9.19 | 47,144 |
| Qualified XII (0.55) | 88.137 | 9.18 | 809 |
| Qualified XII (0.60) | 5,343.303 | 9.17 | 48,998 |
| Qualified XII (0.65) | 176.265 | 9.17 | 1,616 |
| Qualified XII (0.70) | 368.516 | 9.16 | 3,376 |
| Qualified XII (0.75) | 5,763.321 | 9.15 | 52,734 |
| Qualified XII (0.80) | 4,763.434 | 9.14 | 43,538 |
| Qualified XII (0.85) | 6,653.196 | 9.14 | 60,810 |
| Qualified XII (0.90) | 439.054 | 9.13 | 4,009 |
| Qualified XII (0.95) | 14,220.822 | 9.12 | 129,694 |
| Qualified XII (1.00) | 43,931.625 | 9.11 | 400,217 |
| Qualified XII (1.05) | 233.616 | 9.11 | 2,128 |
| Qualified XII (1.10) | 223.225 | 9.10 | 2,031 |
| Qualified XII (1.15) | 4,678.938 | 9.09 | 42,532 |
| Qualified XII (1.20) | 5,929.955 | 9.08 | 53,844 |
| Qualified XII (1.25) | 1,455.868 | 9.08 | 13,219 |
| Qualified XII (1.35) | 13.155 | 9.06 | 119 |
| Qualified XII (1.40) | 532.385 | 9.05 | 4,818 |
| Qualified XVI | 1,618.958 | 9.04 | 14,635 |
| Qualified XXI | 94,682.910 | 9.14 | 865,402 |
| Qualified XXXVIII | 147.134 | 9.27 | 1,364 |
| Qualified LIV | 691.934 | 9.14 | 6,324 |
| Qualified LVI | 3,896.537 | 9.23 | 35,965 |
| | 276,093.290 | | $ 2,517,688 |
| | | | |
| **Lord Abbett Mid-Cap Value Fund, Inc. - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP9 | 7,919.543 | $ 10.94 | $ 86,640 |
| ING MAP PLUS NP10 | 4,729.597 | 10.90 | 51,553 |
| ING MAP PLUS NP11 | 3,467.284 | 10.87 | 37,689 |
| ING MAP PLUS NP12 | 2,930.779 | 10.84 | 31,770 |
| ING MAP PLUS NP15 | 16,995.444 | 10.75 | 182,701 |
| ING MAP PLUS NP16 | 11,496.302 | 10.71 | 123,125 |
| ING MAP PLUS NP17 | 8,872.625 | 10.68 | 94,760 |
| ING MAP PLUS NP20 | 9,939.053 | 10.59 | 105,255 |
| ING MAP PLUS NP23 | 131.662 | 10.49 | 1,381 |
| ING MAP PLUS NP25 | 905.661 | 10.43 | 9,446 |
| ING MAP PLUS NP28 | 12,172.827 | 10.34 | 125,867 |
| ING MAP PLUS NP30 | 1,356.524 | 10.28 | 13,945 |
| ING MAP PLUS NP32 | 244.877 | 10.22 | 2,503 |
| ING MAP PLUS NP35 | 914.669 | 10.13 | 9,266 |
| Qualified XII (1.00) | 14,006.669 | 12.70 | 177,885 |
| | 96,083.516 | | $ 1,053,786 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Lord Abbett Small-Cap Value Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP9 | 18,575.951 | $ 15.49 | $ 287,741 |
| ING MAP PLUS NP11 | 17,324.470 | 15.40 | 266,797 |
| ING MAP PLUS NP12 | 1,044.798 | 15.36 | 16,048 |
| ING MAP PLUS NP14 | 7,403.386 | 15.27 | 113,050 |
| ING MAP PLUS NP17 | 3,471.857 | 15.13 | 52,529 |
| ING MAP PLUS NP20 | 23,400.724 | 15.00 | 351,011 |
| ING MAP PLUS NP21 | 152.908 | 14.95 | 2,286 |
| ING MAP PLUS NP22 | 381.633 | 14.91 | 5,690 |
| ING MAP PLUS NP23 | 291.235 | 14.86 | 4,328 |
| ING MAP PLUS NP28 | 4,693.723 | 14.65 | 68,763 |
| ING MAP PLUS NP29 | 9,950.948 | 14.60 | 145,284 |
| ING MAP PLUS NP30 | 1,154.025 | 14.56 | 16,803 |
| | 87,845.658 | | $ 1,330,330 |
| **Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC** | | | |
| Currently payable annuity contracts: | 67,794.934 | $ 11.44 | $ 775,574 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 589.945 | 10.66 | 6,289 |
| ING Custom Choice 65 | 4,058.617 | 9.71 | 39,409 |
| Qualified VI | 1,486,108.289 | 11.07 | 16,451,219 |
| Qualified X (1.15) | 57,193.557 | 11.16 | 638,280 |
| Qualified X (1.25) | 192,648.565 | 11.07 | 2,132,620 |
| Qualified XII (0.00) | 9,017.950 | 12.30 | 110,921 |
| Qualified XII (0.10) | 56.604 | 12.20 | 691 |
| Qualified XII (0.20) | 107.273 | 12.10 | 1,298 |
| Qualified XII (0.25) | 15.609 | 12.04 | 188 |
| Qualified XII (0.30) | 284,892.703 | 11.99 | 3,415,864 |
| Qualified XII (0.35) | 672.180 | 11.94 | 8,026 |
| Qualified XII (0.40) | 26,703.906 | 11.89 | 317,509 |
| Qualified XII (0.50) | 107,340.586 | 11.79 | 1,265,546 |
| Qualified XII (0.55) | 39,404.991 | 11.74 | 462,615 |
| Qualified XII (0.60) | 17,082.235 | 11.69 | 199,691 |
| Qualified XII (0.65) | 132,172.100 | 11.64 | 1,538,483 |
| Qualified XII (0.70) | 51,978.509 | 11.60 | 602,951 |
| Qualified XII (0.75) | 91,267.114 | 11.55 | 1,054,135 |
| Qualified XII (0.80) | 106,699.845 | 11.50 | 1,227,048 |
| Qualified XII (0.85) | 1,405,638.324 | 11.45 | 16,094,559 |
| Qualified XII (0.90) | 42,976.168 | 11.40 | 489,928 |
| Qualified XII (0.95) | 272,007.300 | 11.35 | 3,087,283 |
| Qualified XII (1.00) | 982,771.021 | 11.30 | 11,105,313 |
| Qualified XII (1.05) | 22,904.016 | 11.26 | 257,899 |
| Qualified XII (1.10) | 47,684.323 | 11.21 | 534,541 |
| Qualified XII (1.15) | 47,913.558 | 11.16 | 534,715 |
| Qualified XII (1.20) | 14,277.951 | 11.12 | 158,771 |
| Qualified XII (1.25) | 102,003.441 | 11.07 | 1,129,178 |
| Qualified XII (1.30) | 1,317.803 | 11.02 | 14,522 |
| Qualified XII (1.35) | 3,620.499 | 10.98 | 39,753 |
| Qualified XII (1.40) | 7,786.871 | 10.93 | 85,111 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC (continued)** | | | |
| Qualified XII (1.45) | 2,761.893 | $ 10.88 | $ 30,049 |
| Qualified XII (1.50) | 1,229.197 | 10.84 | 13,324 |
| Qualified XIII | 1,031.101 | 11.35 | 11,703 |
| Qualified XV | 6,354.667 | 11.35 | 72,125 |
| Qualified XVI | 44,447.308 | 10.84 | 481,809 |
| Qualified XVII | 2,939.940 | 11.07 | 32,545 |
| Qualified XVIII | 2,372.240 | 11.07 | 26,261 |
| Qualified XXVI | 9,590.115 | 11.40 | 109,327 |
| Qualified XXVII | 909,112.074 | 13.99 | 12,718,478 |
| Qualified XXVIII | 795,992.026 | 12.10 | 9,631,504 |
| Qualified XXXII | 7,775.164 | 11.15 | 86,693 |
| Qualified XXXIII (0.65) | 32,611.793 | 13.04 | 425,258 |
| Qualified XXXIV | 1,613.796 | 7.19 | 11,603 |
| Qualified XXXVIII | 11,641.543 | 7.25 | 84,401 |
| Qualified XLIII | 1,314.760 | 7.18 | 9,440 |
| Qualified LIV | 42,024.129 | 9.60 | 403,432 |
| Qualified LVI | 27,917.242 | 9.76 | 272,472 |
| | 7,527,435.775 | | $ 88,200,354 |
| | | | |
| **Massachusetts Investors Growth Stock Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP9 | 16,921.996 | $ 11.29 | $ 191,049 |
| ING MAP PLUS NP12 | 3,517.450 | 11.19 | 39,360 |
| ING MAP PLUS NP13 | 3,377.698 | 11.16 | 37,695 |
| ING MAP PLUS NP15 | 871.231 | 11.10 | 9,671 |
| ING MAP PLUS NP17 | 1,256.491 | 11.03 | 13,859 |
| ING MAP PLUS NP20 | 501.126 | 10.93 | 5,477 |
| | 26,445.992 | | $ 297,111 |
| | | | |
| **Morgan Stanley U.S. Small Cap Value Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| Qualified XLII | 180,777.440 | $ 9.66 | $ 1,746,310 |
| | | | |
| **Neuberger Berman Socially Responsive Fund® - Trust Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP6 | 6,159.998 | $ 9.07 | $ 55,871 |
| ING MAP PLUS NP8 | 16,240.331 | 9.03 | 146,650 |
| ING MAP PLUS NP11 | 15,321.419 | 8.98 | 137,586 |
| ING MAP PLUS NP12 | 16,033.660 | 8.97 | 143,822 |
| ING MAP PLUS NP13 | 4,751.398 | 8.95 | 42,525 |
| ING MAP PLUS NP15 | 33,870.893 | 8.92 | 302,128 |
| ING MAP PLUS NP16 | 403.533 | 8.90 | 3,591 |
| ING MAP PLUS NP17 | 3,032.696 | 8.88 | 26,930 |
| ING MAP PLUS NP18 | 2,338.595 | 8.87 | 20,743 |
| ING MAP PLUS NP19 | 72.676 | 8.85 | 643 |
| ING MAP PLUS NP20 | 1,223.738 | 8.84 | 10,818 |
| ING MAP PLUS NP24 | 286.757 | 8.77 | 2,515 |
| ING MAP PLUS NP25 | 3,719.675 | 8.75 | 32,547 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Neuberger Berman Socially Responsive Fund® - Trust Class (continued)** | | | |
| ING MAP PLUS NP26 | 152.797 | $ 8.74 | $ 1,335 |
| ING MAP PLUS NP28 | 41.251 | 8.71 | 359 |
| Qualified VI | 106,032.130 | 8.80 | 933,083 |
| Qualified XII (0.00) | 125.178 | 9.22 | 1,154 |
| Qualified XII (0.30) | 1,424.786 | 9.12 | 12,994 |
| Qualified XII (0.40) | 4,776.780 | 9.08 | 43,373 |
| Qualified XII (0.50) | 5,036.896 | 9.05 | 45,584 |
| Qualified XII (0.55) | 15,542.864 | 9.03 | 140,352 |
| Qualified XII (0.60) | 349.885 | 9.01 | 3,152 |
| Qualified XII (0.65) | 11,996.050 | 9.00 | 107,964 |
| Qualified XII (0.70) | 5,321.157 | 8.98 | 47,784 |
| Qualified XII (0.75) | 9,317.339 | 8.97 | 83,577 |
| Qualified XII (0.80) | 6,611.838 | 8.95 | 59,176 |
| Qualified XII (0.85) | 11,604.882 | 8.93 | 103,632 |
| Qualified XII (0.90) | 4,613.540 | 8.92 | 41,153 |
| Qualified XII (0.95) | 30,140.403 | 8.90 | 268,250 |
| Qualified XII (1.00) | 71,251.779 | 8.88 | 632,716 |
| Qualified XII (1.05) | 3,670.230 | 8.87 | 32,555 |
| Qualified XII (1.10) | 5,763.931 | 8.85 | 51,011 |
| Qualified XII (1.15) | 3,637.164 | 8.83 | 32,116 |
| Qualified XII (1.20) | 1,891.206 | 8.82 | 16,680 |
| Qualified XII (1.25) | 6,537.067 | 8.80 | 57,526 |
| Qualified XII (1.30) | 60.456 | 8.79 | 531 |
| Qualified XII (1.35) | 1,251.971 | 8.77 | 10,980 |
| Qualified XII (1.40) | 2,006.942 | 8.75 | 17,561 |
| Qualified XII (1.45) | 11.849 | 8.74 | 104 |
| Qualified XV | 276.924 | 8.90 | 2,465 |
| Qualified XVI | 8,632.768 | 8.72 | 75,278 |
| Qualified LIV | 1,046.404 | 9.00 | 9,418 |
| Qualified LVI | 1,473.309 | 9.15 | 13,481 |
| | 424,055.145 | | $ 3,771,713 |
| **New Perspective Fund®, Inc. - Class R-3** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 115,665.916 | $ 14.56 | $ 1,684,096 |
| ING MAP PLUS NP4 | 14,447.660 | 14.44 | 208,624 |
| ING MAP PLUS NP6 | 10,404.683 | 14.35 | 149,307 |
| ING MAP PLUS NP8 | 11,366.321 | 14.27 | 162,197 |
| ING MAP PLUS NP9 | 4,447.928 | 14.22 | 63,250 |
| ING MAP PLUS NP11 | 10,762.271 | 14.14 | 152,179 |
| ING MAP PLUS NP12 | 8,819.133 | 14.10 | 124,350 |
| ING MAP PLUS NP13 | 12.435 | 14.06 | 175 |
| ING MAP PLUS NP14 | 17,758.368 | 14.02 | 248,972 |
| ING MAP PLUS NP15 | 22,292.544 | 13.97 | 311,427 |
| ING MAP PLUS NP16 | 161.012 | 13.93 | 2,243 |
| ING MAP PLUS NP17 | 3,949.870 | 13.89 | 54,864 |
| ING MAP PLUS NP18 | 19,908.604 | 13.85 | 275,734 |
| ING MAP PLUS NP19 | 3,714.993 | 13.81 | 51,304 |
| ING MAP PLUS NP20 | 12,505.048 | 13.77 | 172,195 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **New Perspective Fund®, Inc. - Class R-3 (continued)** | | | |
| ING MAP PLUS NP21 | 8,823.162 | $ 13.73 | $ 121,142 |
| ING MAP PLUS NP23 | 799.426 | 13.65 | 10,912 |
| ING MAP PLUS NP24 | 19.170 | 13.61 | 261 |
| ING MAP PLUS NP25 | 2.477 | 13.57 | 34 |
| ING MAP PLUS NP26 | 2,355.477 | 13.53 | 31,870 |
| ING MAP PLUS NP27 | 122.094 | 13.49 | 1,647 |
| ING MAP PLUS NP28 | 1,951.970 | 13.45 | 26,254 |
| ING MAP PLUS NP29 | 35.700 | 13.41 | 479 |
| ING MAP PLUS NP30 | 1,687.609 | 13.37 | 22,563 |
| ING MAP PLUS NP32 | 348.466 | 13.29 | 4,631 |
| | 272,362.337 | | $ 3,880,710 |
| | | | |
| **New Perspective Fund®, Inc. - Class R-4** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 4,724.188 | $ 14.43 | $ 68,170 |
| ING Custom Choice 65 | 1,960.632 | 13.60 | 26,665 |
| Qualified V | 208.117 | 13.91 | 2,895 |
| Qualified VI | 813,928.001 | 14.04 | 11,427,549 |
| Qualified XII (0.00) | 1,195.231 | 15.07 | 18,012 |
| Qualified XII (0.25) | 1,108.603 | 14.86 | 16,474 |
| Qualified XII (0.30) | 191,754.233 | 14.82 | 2,841,798 |
| Qualified XII (0.35) | 2,128.905 | 14.78 | 31,465 |
| Qualified XII (0.40) | 29,457.027 | 14.73 | 433,902 |
| Qualified XII (0.50) | 632,681.554 | 14.65 | 9,268,785 |
| Qualified XII (0.55) | 33,801.873 | 14.61 | 493,845 |
| Qualified XII (0.60) | 13,642.780 | 14.57 | 198,775 |
| Qualified XII (0.65) | 47,848.932 | 14.53 | 695,245 |
| Qualified XII (0.70) | 29,280.743 | 14.49 | 424,278 |
| Qualified XII (0.75) | 157,056.483 | 14.44 | 2,267,896 |
| Qualified XII (0.80) | 211,882.142 | 14.40 | 3,051,103 |
| Qualified XII (0.85) | 149,704.485 | 14.36 | 2,149,756 |
| Qualified XII (0.90) | 11,815.156 | 14.32 | 169,193 |
| Qualified XII (0.95) | 232,590.100 | 14.28 | 3,321,387 |
| Qualified XII (1.00) | 592,609.582 | 14.24 | 8,438,760 |
| Qualified XII (1.05) | 6,287.317 | 14.20 | 89,280 |
| Qualified XII (1.10) | 23,033.364 | 14.16 | 326,152 |
| Qualified XII (1.15) | 19,204.127 | 14.12 | 271,162 |
| Qualified XII (1.20) | 12,000.130 | 14.08 | 168,962 |
| Qualified XII (1.25) | 59,943.801 | 14.04 | 841,611 |
| Qualified XII (1.30) | 872.482 | 14.00 | 12,215 |
| Qualified XII (1.35) | 630.337 | 13.96 | 8,800 |
| Qualified XII (1.40) | 8,802.547 | 13.92 | 122,531 |
| Qualified XII (1.45) | 567.148 | 13.88 | 7,872 |
| Qualified XII (1.50) | 1,006.428 | 13.84 | 13,929 |
| Qualified XV | 1,764.126 | 14.28 | 25,192 |
| Qualified XVI | 10,862.621 | 13.84 | 150,339 |
| Qualified XVII | 2,793.136 | 14.15 | 39,523 |
| Qualified XXI | 268,153.197 | 14.40 | 3,861,406 |
| Qualified XXVI | 789.579 | 14.36 | 11,338 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **New Perspective Fund®, Inc. - Class R-4 (continued)** | | | |
| Qualified XXVII | 595,160.398 | $ 13.04 | $ 7,760,892 |
| Qualified XXXIII (0.65) | 3,794.395 | 14.92 | 56,612 |
| Qualified XXXVIII | 8,156.924 | 8.43 | 68,763 |
| Qualified XLIII | 81.434 | 8.34 | 679 |
| Qualified LIV | 14,543.048 | 13.46 | 195,749 |
| Qualified LVI | 2,953.374 | 13.68 | 40,402 |
| | 4,200,778.680 | | $ 59,419,362 |
| | | | |
| **Oppenheimer Capital Appreciation Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP8 | 1,245.771 | $ 10.03 | $ 12,495 |
| ING MAP PLUS NP9 | 17,360.110 | 10.00 | 173,601 |
| ING MAP PLUS NP10 | 41.123 | 9.97 | 410 |
| ING MAP PLUS NP12 | 1,457.883 | 9.92 | 14,462 |
| ING MAP PLUS NP14 | 305.823 | 9.86 | 3,015 |
| ING MAP PLUS NP15 | 19,013.879 | 9.83 | 186,906 |
| ING MAP PLUS NP16 | 273.312 | 9.80 | 2,678 |
| ING MAP PLUS NP18 | 6,717.087 | 9.74 | 65,424 |
| ING MAP PLUS NP23 | 675.064 | 9.60 | 6,481 |
| ING MAP PLUS NP26 | 2,361.134 | 9.51 | 22,454 |
| ING MAP PLUS NP28 | 5,247.724 | 9.46 | 49,643 |
| | 54,698.910 | | $ 537,569 |
| | | | |
| **Oppenheimer Developing Markets Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 5,025.142 | $ 30.19 | $ 151,709 |
| ING Custom Choice 65 | 12,545.270 | 21.72 | 272,483 |
| ING MAP PLUS NP1 | 19,822.119 | 29.01 | 575,040 |
| ING MAP PLUS NP3 | 76.706 | 28.84 | 2,212 |
| ING MAP PLUS NP6 | 13,282.823 | 28.59 | 379,756 |
| ING MAP PLUS NP8 | 1,696.501 | 28.42 | 48,215 |
| ING MAP PLUS NP9 | 17,273.711 | 28.34 | 489,537 |
| ING MAP PLUS NP10 | 2,110.811 | 28.25 | 59,630 |
| ING MAP PLUS NP11 | 2,345.382 | 28.17 | 66,069 |
| ING MAP PLUS NP12 | 1,351.618 | 28.09 | 37,967 |
| ING MAP PLUS NP13 | 13,386.275 | 28.00 | 374,816 |
| ING MAP PLUS NP14 | 4,506.132 | 27.92 | 125,811 |
| ING MAP PLUS NP17 | 13,443.549 | 27.67 | 371,983 |
| ING MAP PLUS NP18 | 1,705.529 | 27.59 | 47,056 |
| ING MAP PLUS NP19 | 4,083.411 | 27.51 | 112,335 |
| ING MAP PLUS NP20 | 9,013.495 | 27.43 | 247,240 |
| ING MAP PLUS NP21 | 3,365.166 | 27.35 | 92,037 |
| ING MAP PLUS NP22 | 214.908 | 27.27 | 5,861 |
| ING MAP PLUS NP23 | 904.963 | 27.19 | 24,606 |
| ING MAP PLUS NP24 | 152.947 | 27.11 | 4,146 |
| ING MAP PLUS NP25 | 542.094 | 27.03 | 14,653 |
| ING MAP PLUS NP26 | 560.212 | 26.95 | 15,098 |
| ING MAP PLUS NP27 | 1,326.555 | 26.87 | 35,645 |
| ING MAP PLUS NP28 | 10,921.538 | 26.79 | 292,588 |
| ING MAP PLUS NP29 | 1,896.864 | 26.71 | 50,665 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Oppenheimer Developing Markets Fund - Class A (continued)** | | | |
| ING MAP PLUS NP30 | 931.477 | $ 26.63 | $ 24,805 |
| ING MAP PLUS NP36 | 4.092 | 26.16 | 107 |
| Qualified V | 195.913 | 59.56 | 11,669 |
| Qualified VI | 1,135,349.496 | 60.46 | 68,643,231 |
| Qualified XII (0.00) | 3,446.292 | 67.99 | 234,313 |
| Qualified XII (0.10) | 13.980 | 67.35 | 942 |
| Qualified XII (0.25) | 922.779 | 66.41 | 61,282 |
| Qualified XII (0.30) | 34,513.005 | 66.10 | 2,281,310 |
| Qualified XII (0.40) | 57,137.628 | 65.48 | 3,741,372 |
| Qualified XII (0.45) | 82.308 | 65.17 | 5,364 |
| Qualified XII (0.50) | 290,951.019 | 64.87 | 18,873,993 |
| Qualified XII (0.55) | 21,707.065 | 64.56 | 1,401,408 |
| Qualified XII (0.60) | 12,579.636 | 64.26 | 808,367 |
| Qualified XII (0.65) | 61,857.742 | 63.96 | 3,956,421 |
| Qualified XII (0.70) | 91,718.863 | 63.66 | 5,838,823 |
| Qualified XII (0.75) | 23,489.464 | 63.36 | 1,488,292 |
| Qualified XII (0.80) | 45,493.352 | 63.07 | 2,869,266 |
| Qualified XII (0.85) | 143,669.656 | 62.77 | 9,018,144 |
| Qualified XII (0.90) | 24,570.365 | 62.48 | 1,535,156 |
| Qualified XII (0.95) | 171,984.565 | 62.18 | 10,694,000 |
| Qualified XII (1.00) | 624,578.199 | 61.89 | 38,655,145 |
| Qualified XII (1.05) | 13,795.779 | 61.60 | 849,820 |
| Qualified XII (1.10) | 21,939.459 | 61.32 | 1,345,328 |
| Qualified XII (1.15) | 42,527.743 | 61.03 | 2,595,468 |
| Qualified XII (1.20) | 4,866.241 | 60.74 | 295,575 |
| Qualified XII (1.25) | 47,303.291 | 60.46 | 2,859,957 |
| Qualified XII (1.30) | 1,892.439 | 60.17 | 113,868 |
| Qualified XII (1.35) | 613.280 | 59.89 | 36,729 |
| Qualified XII (1.40) | 5,626.836 | 59.61 | 335,416 |
| Qualified XII (1.45) | 1,249.721 | 59.33 | 74,146 |
| Qualified XII (1.50) | 393.044 | 59.05 | 23,209 |
| Qualified XIII | 1,292.137 | 62.18 | 80,345 |
| Qualified XV | 4,807.573 | 62.18 | 298,935 |
| Qualified XVI | 22,260.133 | 59.05 | 1,314,461 |
| Qualified XVII | 4,767.690 | 60.46 | 288,255 |
| Qualified XXI | 29,125.358 | 63.07 | 1,836,936 |
| Qualified XXVI | 2,434.437 | 62.44 | 152,006 |
| Qualified XXVII | 1,266,722.216 | 40.80 | 51,682,266 |
| Qualified XXXIV | 9,476.795 | 9.22 | 87,376 |
| Qualified XXXVIII | 71,820.227 | 9.31 | 668,646 |
| Qualified XLIII | 7,544.030 | 9.22 | 69,556 |
| Qualified LIV | 56,958.736 | 21.49 | 1,224,043 |
| Qualified LVI | 77,075.912 | 21.85 | 1,684,109 |
| | 4,581,243.694 | | $ 241,957,018 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Oppenheimer Global Securities/VA** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP15 | 81.478 | $ 12.93 | $ 1,054 |
| ING MAP PLUS NP29 | 0.044 | 12.41 | 1 |
| Qualified VI | 5,991.661 | 20.30 | 121,631 |
| Qualified X (1.25) | 26.170 | 20.30 | 531 |
| Qualified XII (0.50) | 114.946 | 22.16 | 2,547 |
| Qualified XII (0.55) | 3.680 | 21.97 | 81 |
| Qualified XII (0.60) | 19.380 | 21.84 | 423 |
| Qualified XII (0.65) | 36.815 | 21.71 | 799 |
| Qualified XII (0.70) | 3,319.890 | 21.59 | 71,676 |
| Qualified XII (0.80) | 206.010 | 21.39 | 4,407 |
| Qualified XII (0.85) | 537.856 | 21.27 | 11,440 |
| Qualified XII (0.95) | 183.416 | 21.02 | 3,855 |
| Qualified XII (1.00) | 1,064.635 | 20.90 | 22,251 |
| Qualified XII (1.10) | 124.811 | 20.66 | 2,579 |
| Qualified XII (1.15) | 373.317 | 20.54 | 7,668 |
| Qualified XII (1.25) | 152.305 | 20.30 | 3,092 |
| Qualified XII (1.40) | 0.028 | 19.94 | 1 |
| Qualified XII (1.50) | 12.741 | 19.71 | 251 |
| Qualified XVII | 918.123 | 20.30 | 18,638 |
| | 13,167.306 | | $ 272,925 |
| | | | |
| **Oppenheimer Main Street Fund®/VA** | | | |
| Currently payable annuity contracts | 9,401.085 | $7.57 to $8.56 | $ 72,290 |
| | | | |
| **Oppenheimer Main Street Small Cap Fund®/VA** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 444.803 | $ 10.81 | $ 4,808 |
| Qualified V | 591.557 | 10.73 | 6,347 |
| Qualified VI | 261,711.498 | 10.81 | 2,829,101 |
| Qualified X (1.15) | 4,254.076 | 12.38 | 52,665 |
| Qualified X (1.25) | 17,519.214 | 12.31 | 215,662 |
| Qualified XII (0.00) | 176.011 | 11.46 | 2,017 |
| Qualified XII (0.25) | 610.401 | 11.32 | 6,910 |
| Qualified XII (0.30) | 1,910.926 | 11.30 | 21,593 |
| Qualified XII (0.40) | 7,363.488 | 11.24 | 82,766 |
| Qualified XII (0.50) | 22,957.658 | 11.19 | 256,896 |
| Qualified XII (0.55) | 37,788.583 | 11.17 | 422,098 |
| Qualified XII (0.60) | 725.864 | 11.14 | 8,086 |
| Qualified XII (0.65) | 30,580.496 | 11.11 | 339,749 |
| Qualified XII (0.70) | 5,506.196 | 11.09 | 61,064 |
| Qualified XII (0.75) | 11,765.209 | 11.06 | 130,123 |
| Qualified XII (0.80) | 10,670.879 | 11.04 | 117,807 |
| Qualified XII (0.85) | 46,806.069 | 11.01 | 515,335 |
| Qualified XII (0.90) | 4,592.985 | 10.98 | 50,431 |
| Qualified XII (0.95) | 42,136.019 | 10.96 | 461,811 |
| Qualified XII (1.00) | 135,725.610 | 10.93 | 1,483,481 |
| Qualified XII (1.05) | 3,873.663 | 10.91 | 42,262 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Oppenheimer Main Street Small Cap Fund®/VA** | | | |
| **(continued)** | | | |
| Qualified XII (1.10) | 13,593.722 | $        10.88 | $        147,900 |
| Qualified XII (1.15) | 3,606.282 | 10.86 | 39,164 |
| Qualified XII (1.20) | 2,155.760 | 10.83 | 23,347 |
| Qualified XII (1.25) | 15,116.400 | 10.81 | 163,408 |
| Qualified XII (1.30) | 43.777 | 10.78 | 472 |
| Qualified XII (1.35) | 1,914.778 | 10.76 | 20,603 |
| Qualified XII (1.40) | 765.712 | 10.73 | 8,216 |
| Qualified XII (1.45) | 783.873 | 10.71 | 8,395 |
| Qualified XIII | 23.271 | 10.96 | 255 |
| Qualified XV | 4,937.499 | 10.96 | 54,115 |
| Qualified XVI | 7,392.471 | 10.68 | 78,952 |
| Qualified XVIII | 1,458.227 | 12.48 | 18,199 |
| Qualified XXVI | 645.396 | 10.98 | 7,086 |
| Qualified XXXII | 949.455 | 12.31 | 11,688 |
| Qualified XXXIV | 3,428.407 | 7.98 | 27,359 |
| Qualified XXXVIII | 6,145.412 | 8.06 | 49,532 |
| Qualified XLIII | 810.644 | 7.97 | 6,461 |
| Qualified LIV | 12,236.413 | 11.17 | 136,681 |
| Qualified LVI | 13,593.149 | 11.35 | 154,282 |
| | 737,311.853 | | $        8,067,127 |
| | | | |
| **Oppenheimer MidCap Fund/VA** | | | |
| Currently payable annuity contracts | 3,305.246 | $3.61 to $7.21 | $        14,624 |
| | | | |
| **Oppenheimer Strategic Bond Fund/VA** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 1,650.098 | $        16.23 | $        26,781 |
| Qualified XII (0.55) | 13.042 | 17.63 | 230 |
| Qualified XII (0.60) | 0.214 | 17.52 | 4 |
| Qualified XII (0.65) | 164.639 | 17.42 | 2,868 |
| Qualified XII (0.70) | 3,648.081 | 17.32 | 63,185 |
| Qualified XII (0.85) | 227.250 | 17.01 | 3,866 |
| Qualified XII (0.95) | 29.136 | 16.81 | 490 |
| Qualified XII (1.00) | 353.835 | 16.71 | 5,913 |
| Qualified XII (1.45) | 14.754 | 15.86 | 234 |
| | 6,101.049 | | $        103,571 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Pax World Balanced Fund** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 7,812.415 | $ 11.39 | $ 88,983 |
| ING MAP PLUS NP1 | 12,170.534 | 11.87 | 144,464 |
| ING MAP PLUS NP8 | 31,628.400 | 11.63 | 367,838 |
| ING MAP PLUS NP9 | 3.846 | 11.59 | 45 |
| ING MAP PLUS NP10 | 7,165.072 | 11.56 | 82,828 |
| ING MAP PLUS NP11 | 14,314.378 | 11.52 | 164,902 |
| ING MAP PLUS NP12 | 4,875.897 | 11.49 | 56,024 |
| ING MAP PLUS NP13 | 11,711.485 | 11.46 | 134,214 |
| ING MAP PLUS NP14 | 9,994.179 | 11.42 | 114,134 |
| ING MAP PLUS NP16 | 3,194.700 | 11.35 | 36,260 |
| ING MAP PLUS NP17 | 1,385.740 | 11.32 | 15,687 |
| ING MAP PLUS NP18 | 3,464.905 | 11.29 | 39,119 |
| ING MAP PLUS NP19 | 713.129 | 11.25 | 8,023 |
| ING MAP PLUS NP20 | 10,096.603 | 11.22 | 113,284 |
| ING MAP PLUS NP23 | 900.754 | 11.12 | 10,016 |
| ING MAP PLUS NP24 | 126.848 | 11.09 | 1,407 |
| ING MAP PLUS NP25 | 3,016.829 | 11.06 | 33,366 |
| ING MAP PLUS NP26 | 2,817.883 | 11.02 | 31,053 |
| ING MAP PLUS NP28 | 174.464 | 10.96 | 1,912 |
| ING MAP PLUS NP30 | 69.735 | 10.89 | 759 |
| Qualified V | 260.210 | 10.49 | 2,730 |
| Qualified VI | 1,020,314.990 | 10.65 | 10,866,355 |
| Qualified XII (0.00) | 2,130.230 | 11.98 | 25,520 |
| Qualified XII (0.30) | 7,802.254 | 11.65 | 90,896 |
| Qualified XII (0.40) | 46,978.611 | 11.54 | 542,133 |
| Qualified XII (0.50) | 214,681.563 | 11.43 | 2,453,810 |
| Qualified XII (0.55) | 116,445.284 | 11.38 | 1,325,147 |
| Qualified XII (0.60) | 5,443.347 | 11.32 | 61,619 |
| Qualified XII (0.65) | 32,073.067 | 11.27 | 361,463 |
| Qualified XII (0.70) | 276,305.579 | 11.22 | 3,100,149 |
| Qualified XII (0.75) | 134,972.817 | 11.16 | 1,506,297 |
| Qualified XII (0.80) | 41,352.328 | 11.11 | 459,424 |
| Qualified XII (0.85) | 142,010.608 | 11.06 | 1,570,637 |
| Qualified XII (0.90) | 28,379.515 | 11.01 | 312,458 |
| Qualified XII (0.95) | 246,056.902 | 10.96 | 2,696,784 |
| Qualified XII (1.00) | 1,221,039.401 | 10.91 | 13,321,540 |
| Qualified XII (1.05) | 23,714.031 | 10.85 | 257,297 |
| Qualified XII (1.10) | 26,223.894 | 10.80 | 283,218 |
| Qualified XII (1.15) | 36,074.931 | 10.75 | 387,806 |
| Qualified XII (1.20) | 8,500.250 | 10.70 | 90,953 |
| Qualified XII (1.25) | 69,764.746 | 10.65 | 742,995 |
| Qualified XII (1.30) | 3,008.324 | 10.60 | 31,888 |
| Qualified XII (1.35) | 961.526 | 10.55 | 10,144 |
| Qualified XII (1.40) | 19,063.841 | 10.50 | 200,170 |
| Qualified XII (1.45) | 1,734.457 | 10.45 | 18,125 |
| Qualified XII (1.50) | 960.388 | 10.40 | 9,988 |
| Qualified XVI | 30,871.356 | 10.40 | 321,062 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Pax World Balanced Fund (continued)** | | | |
| Qualified XVII | 1,007.192 | $ 10.65 | $ 10,727 |
| Qualified XXI | 12,946.431 | 11.11 | 143,835 |
| Qualified XXVI | 1,732.707 | 11.00 | 19,060 |
| Qualified XXVII | 1,035,188.005 | 10.93 | 11,314,605 |
| Qualified XXXIV | 1,527.478 | 8.31 | 12,693 |
| Qualified XXXVIII | 5,166.933 | 8.39 | 43,351 |
| Qualified XLIII | 299.202 | 8.30 | 2,483 |
| Qualified LIV | 8,325.539 | 10.78 | 89,749 |
| Qualified LVI | 4,943.054 | 10.96 | 54,176 |
| | 4,953,898.787 | | $ 54,185,605 |
| | | | |
| **PIMCO Real Return Portfolio - Administrative Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 5,497.739 | $ 12.43 | $ 68,337 |
| ING Custom Choice 65 | 1,417.157 | 12.20 | 17,289 |
| ING MAP PLUS NP6 | 9,009.822 | 12.36 | 111,361 |
| ING MAP PLUS NP9 | 479.700 | 12.29 | 5,896 |
| ING MAP PLUS NP10 | 4,365.129 | 12.27 | 53,560 |
| ING MAP PLUS NP11 | 9,823.031 | 12.24 | 120,234 |
| ING MAP PLUS NP12 | 53.634 | 12.22 | 655 |
| ING MAP PLUS NP13 | 933.358 | 12.20 | 11,387 |
| ING MAP PLUS NP14 | 31,228.727 | 12.18 | 380,366 |
| ING MAP PLUS NP15 | 14,833.857 | 12.15 | 180,231 |
| ING MAP PLUS NP17 | 448.729 | 12.11 | 5,434 |
| ING MAP PLUS NP18 | 90.557 | 12.09 | 1,095 |
| ING MAP PLUS NP22 | 10,563.002 | 12.00 | 126,756 |
| ING MAP PLUS NP26 | 125.758 | 11.91 | 1,498 |
| ING MAP PLUS NP28 | 5,690.652 | 11.87 | 67,548 |
| ING MAP PLUS NP29 | 87.492 | 11.84 | 1,036 |
| Qualified VI | 1,515,334.972 | 12.68 | 19,214,447 |
| Qualified X (1.15) | 51,249.608 | 12.34 | 632,420 |
| Qualified X (1.25) | 159,058.500 | 12.27 | 1,951,648 |
| Qualified XII (0.00) | 39,532.629 | 13.61 | 538,039 |
| Qualified XII (0.05) | 214,563.471 | 13.57 | 2,911,626 |
| Qualified XII (0.25) | 878.028 | 13.42 | 11,783 |
| Qualified XII (0.30) | 25,399.656 | 13.38 | 339,847 |
| Qualified XII (0.35) | 2,179.305 | 13.34 | 29,072 |
| Qualified XII (0.40) | 247,264.095 | 13.31 | 3,291,085 |
| Qualified XII (0.50) | 862,846.917 | 13.23 | 11,415,465 |
| Qualified XII (0.55) | 79,059.392 | 13.19 | 1,042,793 |
| Qualified XII (0.60) | 23,083.274 | 13.16 | 303,776 |
| Qualified XII (0.65) | 71,711.093 | 13.12 | 940,850 |
| Qualified XII (0.70) | 66,790.859 | 13.08 | 873,624 |
| Qualified XII (0.75) | 649,055.365 | 13.04 | 8,463,682 |
| Qualified XII (0.80) | 137,907.674 | 13.01 | 1,794,179 |
| Qualified XII (0.85) | 288,706.416 | 12.97 | 3,744,522 |
| Qualified XII (0.90) | 46,669.757 | 12.93 | 603,440 |
| Qualified XII (0.95) | 288,202.598 | 12.90 | 3,717,814 |
| Qualified XII (1.00) | 2,286,826.483 | 12.86 | 29,408,589 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **PIMCO Real Return Portfolio - Administrative Class (continued)** | | | |
| Qualified XII (1.05) | 26,578.459 | $ 12.82 | $ 340,736 |
| Qualified XII (1.10) | 34,569.307 | 12.79 | 442,141 |
| Qualified XII (1.15) | 46,515.008 | 12.75 | 593,066 |
| Qualified XII (1.20) | 16,211.635 | 12.71 | 206,050 |
| Qualified XII (1.25) | 117,674.365 | 12.68 | 1,492,111 |
| Qualified XII (1.30) | 5,514.514 | 12.64 | 69,703 |
| Qualified XII (1.35) | 429.155 | 12.61 | 5,412 |
| Qualified XII (1.40) | 12,381.305 | 12.57 | 155,633 |
| Qualified XII (1.45) | 146.982 | 12.54 | 1,843 |
| Qualified XII (1.50) | 858.746 | 12.50 | 10,734 |
| Qualified XV | 9,721.426 | 12.90 | 125,406 |
| Qualified XVI | 41,522.319 | 12.50 | 519,029 |
| Qualified XVII | 1,443.294 | 12.78 | 18,445 |
| Qualified XVIII | 16,905.876 | 12.44 | 210,309 |
| Qualified XXI | 19,772.380 | 13.01 | 257,239 |
| Qualified XXVI | 1,238.714 | 12.96 | 16,054 |
| Qualified XXVIII | 1,304,222.237 | 11.57 | 15,089,851 |
| Qualified XXXII | 403.515 | 12.27 | 4,951 |
| Qualified XXXIII (0.65) | 8,382.813 | 12.86 | 107,803 |
| Qualified XXXIV | 919.313 | 11.21 | 10,305 |
| Qualified XXXVIII | 18,458.963 | 11.32 | 208,955 |
| Qualified XLIII | 854.757 | 11.20 | 9,573 |
| Qualified LIV | 15,492.930 | 12.07 | 187,000 |
| Qualified LVI | 21,682.056 | 12.27 | 266,039 |
| | 8,872,868.505 | | $ 112,729,772 |
| **Pioneer High Yield Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 127,479.176 | $ 12.86 | $ 1,639,382 |
| ING MAP PLUS NP4 | 10,192.225 | 12.74 | 129,849 |
| ING MAP PLUS NP6 | 22,627.344 | 12.67 | 286,688 |
| ING MAP PLUS NP8 | 26,914.082 | 12.60 | 339,117 |
| ING MAP PLUS NP9 | 33,186.815 | 12.56 | 416,826 |
| ING MAP PLUS NP10 | 13,715.439 | 12.52 | 171,717 |
| ING MAP PLUS NP11 | 14,250.294 | 12.48 | 177,844 |
| ING MAP PLUS NP12 | 226.657 | 12.45 | 2,822 |
| ING MAP PLUS NP13 | 519.956 | 12.41 | 6,453 |
| ING MAP PLUS NP14 | 14,680.019 | 12.37 | 181,592 |
| ING MAP PLUS NP15 | 17,502.776 | 12.34 | 215,984 |
| ING MAP PLUS NP16 | 4,906.245 | 12.30 | 60,347 |
| ING MAP PLUS NP17 | 7,468.562 | 12.26 | 91,565 |
| ING MAP PLUS NP18 | 11,648.592 | 12.23 | 142,462 |
| ING MAP PLUS NP19 | 3,654.496 | 12.19 | 44,548 |
| ING MAP PLUS NP20 | 25,932.783 | 12.16 | 315,343 |
| ING MAP PLUS NP21 | 11,399.378 | 12.12 | 138,160 |
| ING MAP PLUS NP22 | 1,369.333 | 12.08 | 16,542 |
| ING MAP PLUS NP23 | 2,405.170 | 12.05 | 28,982 |
| ING MAP PLUS NP24 | 1,391.210 | 12.01 | 16,708 |
| ING MAP PLUS NP25 | 9,932.516 | 11.98 | 118,992 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Pioneer High Yield Fund - Class A (continued)** | | | |
| ING MAP PLUS NP26 | 277.443 | $ 11.94 | $ 3,313 |
| ING MAP PLUS NP28 | 7,240.626 | 11.87 | 85,946 |
| ING MAP PLUS NP29 | 459.360 | 11.84 | 5,439 |
| ING MAP PLUS NP30 | 1,052.366 | 11.80 | 12,418 |
| ING MAP PLUS NP32 | 2,106.799 | 11.73 | 24,713 |
| ING MAP PLUS NP36 | 105.460 | 11.60 | 1,223 |
| | 372,645.122 | | $ 4,674,975 |
| | | | |
| **Pioneer Emerging Markets VCT Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 3,270.908 | $ 9.06 | $ 29,634 |
| ING Custom Choice 65 | 3,535.056 | 9.27 | 32,770 |
| ING MAP PLUS NP8 | 1,386.167 | 9.21 | 12,767 |
| ING MAP PLUS NP11 | 3,061.364 | 9.17 | 28,073 |
| ING MAP PLUS NP13 | 1,035.738 | 9.15 | 9,477 |
| ING MAP PLUS NP15 | 1,658.338 | 9.12 | 15,124 |
| ING MAP PLUS NP18 | 3,722.295 | 9.08 | 33,798 |
| ING MAP PLUS NP22 | 965.718 | 9.04 | 8,730 |
| ING MAP PLUS NP23 | 32.449 | 9.02 | 293 |
| ING MAP PLUS NP24 | 77.107 | 9.01 | 695 |
| ING MAP PLUS NP26 | 111.556 | 8.99 | 1,003 |
| ING MAP PLUS NP28 | 206.417 | 8.96 | 1,849 |
| Qualified VI | 888,247.219 | 9.06 | 8,047,520 |
| Qualified XII (0.00) | 3,202.336 | 9.37 | 30,006 |
| Qualified XII (0.05) | 29,101.299 | 9.36 | 272,388 |
| Qualified XII (0.25) | 18,362.337 | 9.31 | 170,953 |
| Qualified XII (0.30) | 38,887.124 | 9.29 | 361,261 |
| Qualified XII (0.40) | 32,784.424 | 9.27 | 303,912 |
| Qualified XII (0.45) | 447.673 | 9.26 | 4,145 |
| Qualified XII (0.50) | 393,991.926 | 9.25 | 3,644,425 |
| Qualified XII (0.55) | 9,463.314 | 9.23 | 87,346 |
| Qualified XII (0.60) | 6,514.035 | 9.22 | 60,059 |
| Qualified XII (0.65) | 11,567.389 | 9.21 | 106,536 |
| Qualified XII (0.70) | 17,408.855 | 9.20 | 160,161 |
| Qualified XII (0.75) | 307,385.324 | 9.18 | 2,821,797 |
| Qualified XII (0.80) | 166,219.687 | 9.17 | 1,524,235 |
| Qualified XII (0.85) | 163,138.447 | 9.16 | 1,494,348 |
| Qualified XII (0.90) | 11,220.950 | 9.15 | 102,672 |
| Qualified XII (0.95) | 162,854.421 | 9.13 | 1,486,861 |
| Qualified XII (1.00) | 498,946.427 | 9.12 | 4,550,391 |
| Qualified XII (1.05) | 9,941.683 | 9.11 | 90,569 |
| Qualified XII (1.10) | 24,935.014 | 9.10 | 226,909 |
| Qualified XII (1.15) | 24,517.228 | 9.09 | 222,862 |
| Qualified XII (1.20) | 2,721.209 | 9.07 | 24,681 |
| Qualified XII (1.25) | 45,739.159 | 9.06 | 414,397 |
| Qualified XII (1.30) | 9.138 | 9.05 | 83 |
| Qualified XII (1.35) | 1,274.282 | 9.04 | 11,520 |
| Qualified XII (1.40) | 4,513.694 | 9.03 | 40,759 |
| Qualified XII (1.45) | 259.007 | 9.01 | 2,334 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Pioneer Emerging Markets VCT Portfolio - Class I (continued)** | | | |
| Qualified XII (1.50) | 38.099 | $ 9.00 | $ 343 |
| Qualified XV | 2,316.883 | 9.13 | 21,153 |
| Qualified XVI | 21,319.966 | 9.00 | 191,880 |
| Qualified XVII | 1,113.166 | 9.06 | 10,085 |
| Qualified XXVI | 2,886.260 | 9.18 | 26,496 |
| Qualified XXXIV | 2,031.690 | 7.14 | 14,506 |
| Qualified XXXVIII | 16,886.399 | 7.21 | 121,751 |
| Qualified XLIII | 3,495.415 | 7.13 | 24,922 |
| Qualified LIV | 17,040.072 | 9.17 | 156,257 |
| Qualified LVI | 47,077.175 | 9.32 | 438,759 |
| | 3,006,921.839 | | $ 27,443,495 |
| | | | |
| **Pioneer High Yield VCT Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 614.698 | $ 12.54 | $ 7,708 |
| Qualified V | 822.004 | 12.02 | 9,880 |
| Qualified VI | 424,205.499 | 12.13 | 5,145,613 |
| Qualified X (1.15) | 26,897.564 | 12.26 | 329,764 |
| Qualified X (1.25) | 30,403.244 | 12.20 | 370,920 |
| Qualified XII (0.00) | 177.899 | 13.03 | 2,318 |
| Qualified XII (0.25) | 1,810.998 | 12.84 | 23,253 |
| Qualified XII (0.30) | 44,346.912 | 12.81 | 568,084 |
| Qualified XII (0.35) | 122.206 | 12.77 | 1,561 |
| Qualified XII (0.40) | 18,191.801 | 12.73 | 231,582 |
| Qualified XII (0.50) | 8,069.438 | 12.66 | 102,159 |
| Qualified XII (0.55) | 16,452.707 | 12.63 | 207,798 |
| Qualified XII (0.60) | 24,980.513 | 12.59 | 314,505 |
| Qualified XII (0.65) | 22,810.247 | 12.55 | 286,269 |
| Qualified XII (0.70) | 11,164.699 | 12.52 | 139,782 |
| Qualified XII (0.75) | 13,133.125 | 12.48 | 163,901 |
| Qualified XII (0.80) | 23,447.052 | 12.45 | 291,916 |
| Qualified XII (0.85) | 43,502.726 | 12.41 | 539,869 |
| Qualified XII (0.90) | 29,339.210 | 12.38 | 363,219 |
| Qualified XII (0.95) | 90,535.581 | 12.34 | 1,117,209 |
| Qualified XII (1.00) | 631,048.891 | 12.31 | 7,768,212 |
| Qualified XII (1.05) | 13,212.075 | 12.27 | 162,112 |
| Qualified XII (1.10) | 12,418.286 | 12.24 | 152,000 |
| Qualified XII (1.15) | 17,456.458 | 12.20 | 212,969 |
| Qualified XII (1.20) | 3,434.794 | 12.17 | 41,801 |
| Qualified XII (1.25) | 36,256.891 | 12.13 | 439,796 |
| Qualified XII (1.35) | 440.112 | 12.06 | 5,308 |
| Qualified XII (1.40) | 6,009.767 | 12.03 | 72,297 |
| Qualified XII (1.45) | 740.561 | 12.00 | 8,887 |
| Qualified XII (1.50) | 582.785 | 11.96 | 6,970 |
| Qualified XV | 1,386.961 | 12.34 | 17,115 |
| Qualified XVI | 24,190.319 | 11.96 | 289,316 |
| Qualified XVIII | 1,126.514 | 12.36 | 13,924 |
| Qualified XXVI | 2,066.246 | 12.41 | 25,642 |
| Qualified XXXII | 208.736 | 12.20 | 2,547 |
| Qualified XXXIV | 6,035.837 | 10.09 | 60,902 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Pioneer High Yield VCT Portfolio - Class I (continued)** | | | |
| Qualified XXXVIII | 14,622.472 | $ 10.19 | $ 149,003 |
| Qualified XLIII | 305.865 | 10.08 | 3,083 |
| Qualified LIV | 3,879.833 | 12.18 | 47,256 |
| Qualified LVI | 11,719.056 | 12.38 | 145,082 |
| | 1,618,170.582 | | $ 19,841,532 |
| | | | |
| **Premier VIT OpCap Mid Cap Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 106.301 | $ 7.73 | $ 822 |
| ING MAP PLUS NP4 | 319.436 | 7.91 | 2,527 |
| ING MAP PLUS NP6 | 5,222.180 | 7.88 | 41,151 |
| ING MAP PLUS NP11 | 4,084.250 | 7.83 | 31,980 |
| ING MAP PLUS NP15 | 8,718.056 | 7.79 | 67,914 |
| ING MAP PLUS NP21 | 1,546.299 | 7.73 | 11,953 |
| ING MAP PLUS NP28 | 34.059 | 7.66 | 261 |
| Qualified VI | 170,027.984 | 7.73 | 1,314,316 |
| Qualified XII (0.00) | 293.476 | 7.99 | 2,345 |
| Qualified XII (0.25) | 954.868 | 7.94 | 7,582 |
| Qualified XII (0.30) | 45,293.831 | 7.93 | 359,180 |
| Qualified XII (0.40) | 12,617.172 | 7.91 | 99,802 |
| Qualified XII (0.50) | 99,276.433 | 7.88 | 782,298 |
| Qualified XII (0.55) | 5,581.048 | 7.87 | 43,923 |
| Qualified XII (0.60) | 1,935.969 | 7.86 | 15,217 |
| Qualified XII (0.65) | 4,084.761 | 7.85 | 32,065 |
| Qualified XII (0.70) | 11,487.403 | 7.84 | 90,061 |
| Qualified XII (0.75) | 34,080.731 | 7.83 | 266,852 |
| Qualified XII (0.80) | 10,686.123 | 7.82 | 83,565 |
| Qualified XII (0.85) | 71,191.215 | 7.81 | 556,003 |
| Qualified XII (0.90) | 834.673 | 7.80 | 6,510 |
| Qualified XII (0.95) | 39,061.077 | 7.79 | 304,286 |
| Qualified XII (1.00) | 367,042.117 | 7.78 | 2,855,588 |
| Qualified XII (1.05) | 1,646.853 | 7.77 | 12,796 |
| Qualified XII (1.10) | 763.680 | 7.76 | 5,926 |
| Qualified XII (1.15) | 1,210.631 | 7.75 | 9,382 |
| Qualified XII (1.20) | 660.298 | 7.74 | 5,111 |
| Qualified XII (1.25) | 8,822.700 | 7.73 | 68,199 |
| Qualified XII (1.30) | 10.276 | 7.72 | 79 |
| Qualified XII (1.35) | 3,702.619 | 7.71 | 28,547 |
| Qualified XII (1.40) | 75.773 | 7.70 | 583 |
| Qualified XII (1.50) | 439.104 | 7.68 | 3,372 |
| Qualified XV | 1,717.408 | 7.79 | 13,379 |
| Qualified XVI | 5,319.635 | 7.68 | 40,855 |
| Qualified XXI | 3,731.522 | 7.82 | 29,181 |
| Qualified XXVI | 1,180.983 | 7.83 | 9,247 |
| Qualified LIV | 5,243.570 | 7.82 | 41,005 |
| Qualified LVI | 7,184.345 | 7.95 | 57,116 |
| | 936,188.859 | | $ 7,300,979 |

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **RiverSource® Diversified Equity Income Fund - Class R-3** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING MAP PLUS NP6 | 20,137.915 | $ | 7.85 | $ | 158,083 |
| ING MAP PLUS NP9 | 1,559.284 | | 7.83 | | 12,209 |
| ING MAP PLUS NP15 | 2,089.896 | | 7.80 | | 16,301 |
| ING MAP PLUS NP17 | 1,785.174 | | 7.78 | | 13,889 |
| ING MAP PLUS NP23 | 4,187.932 | | 7.74 | | 32,415 |
| | 29,760.201 | | | $ | 232,897 |
| | | | | | |
| **RiverSource® Diversified Equity Income Fund - Class R-4** | | | | | |
| Contracts in accumulation period: | | | | | |
| Qualified VI | 88,603.649 | $ | 7.76 | $ | 687,564 |
| Qualified XII (0.30) | 32,561.557 | | 7.88 | | 256,585 |
| Qualified XII (0.40) | 13,828.649 | | 7.87 | | 108,831 |
| Qualified XII (0.50) | 8,607.167 | | 7.86 | | 67,652 |
| Qualified XII (0.55) | 7,243.940 | | 7.85 | | 56,865 |
| Qualified XII (0.65) | 13,149.585 | | 7.84 | | 103,093 |
| Qualified XII (0.70) | 2,079.379 | | 7.83 | | 16,282 |
| Qualified XII (0.75) | 17,563.402 | | 7.83 | | 137,521 |
| Qualified XII (0.80) | 15,905.330 | | 7.82 | | 124,380 |
| Qualified XII (0.85) | 37,926.471 | | 7.81 | | 296,206 |
| Qualified XII (0.95) | 18,921.929 | | 7.80 | | 147,591 |
| Qualified XII (1.00) | 31,964.024 | | 7.79 | | 249,000 |
| Qualified XII (1.05) | 954.539 | | 7.79 | | 7,436 |
| Qualified XII (1.10) | 2,262.848 | | 7.78 | | 17,605 |
| Qualified XII (1.15) | 1,018.291 | | 7.77 | | 7,912 |
| Qualified XII (1.20) | 42.889 | | 7.77 | | 333 |
| Qualified XII (1.25) | 10,471.439 | | 7.76 | | 81,258 |
| Qualified XII (1.30) | 6.854 | | 7.75 | | 53 |
| Qualified XII (1.35) | 2,525.053 | | 7.75 | | 19,569 |
| Qualified XII (1.50) | 988.691 | | 7.73 | | 7,643 |
| Qualified XIII | 965.249 | | 7.80 | | 7,529 |
| Qualified XVI | 2,691.054 | | 7.73 | | 20,802 |
| Qualified XXI | 68,063.295 | | 7.82 | | 532,255 |
| Qualified XXXVIII | 2,644.101 | | 7.92 | | 20,941 |
| Qualified LIV | 31,563.850 | | 7.82 | | 246,829 |
| Qualified LVI | 22.155 | | 7.89 | | 175 |
| | 412,575.390 | | | $ | 3,221,910 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **SMALLCAP World Fund® - Class R-4** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 70.191 | $ 8.27 | $ 580 |
| Qualified VI | 116,360.813 | 8.27 | 962,304 |
| Qualified XII (0.00) | 78.258 | 8.44 | 660 |
| Qualified XII (0.25) | 162.358 | 8.40 | 1,364 |
| Qualified XII (0.30) | 2,107.023 | 8.40 | 17,699 |
| Qualified XII (0.40) | 18,329.394 | 8.38 | 153,600 |
| Qualified XII (0.50) | 2,796.661 | 8.37 | 23,408 |
| Qualified XII (0.55) | 29.557 | 8.36 | 247 |
| Qualified XII (0.60) | 9,843.738 | 8.35 | 82,195 |
| Qualified XII (0.65) | 1,383.193 | 8.35 | 11,550 |
| Qualified XII (0.70) | 2,558.131 | 8.34 | 21,335 |
| Qualified XII (0.75) | 17,078.490 | 8.33 | 142,264 |
| Qualified XII (0.80) | 7,510.330 | 8.33 | 62,561 |
| Qualified XII (0.85) | 3,192.556 | 8.32 | 26,562 |
| Qualified XII (0.90) | 4,016.190 | 8.31 | 33,375 |
| Qualified XII (0.95) | 25,038.442 | 8.31 | 208,069 |
| Qualified XII (1.00) | 85,579.475 | 8.30 | 710,310 |
| Qualified XII (1.05) | 1,719.860 | 8.29 | 14,258 |
| Qualified XII (1.10) | 6,047.486 | 8.29 | 50,134 |
| Qualified XII (1.15) | 6,229.428 | 8.28 | 51,580 |
| Qualified XII (1.20) | 37.770 | 8.27 | 312 |
| Qualified XII (1.25) | 7,243.815 | 8.27 | 59,906 |
| Qualified XII (1.40) | 19.337 | 8.25 | 160 |
| Qualified XII (1.50) | 960.383 | 8.23 | 7,904 |
| Qualified XV | 151.207 | 8.31 | 1,257 |
| Qualified XVI | 626.119 | 8.23 | 5,153 |
| Qualified XXXIV | 855.049 | 8.36 | 7,148 |
| Qualified XXXVIII | 85.091 | 8.44 | 718 |
| Qualified XLIII | 30.419 | 8.35 | 254 |
| Qualified LIV | 2,806.191 | 8.33 | 23,376 |
| Qualified LVI | 2,063.681 | 8.40 | 17,335 |
| | 325,010.636 | | $ 2,697,578 |
| | | | |
| **T. Rowe Price Mid-Cap Value Fund - R Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP3 | 153.095 | $ 14.20 | $ 2,174 |
| ING MAP PLUS NP8 | 5,819.572 | 13.99 | 81,416 |
| ING MAP PLUS NP9 | 16,975.809 | 13.95 | 236,813 |
| ING MAP PLUS NP12 | 759.454 | 13.83 | 10,503 |
| ING MAP PLUS NP14 | 24,615.231 | 13.75 | 338,459 |
| ING MAP PLUS NP19 | 4,402.692 | 13.55 | 59,656 |
| ING MAP PLUS NP20 | 18,488.965 | 13.51 | 249,786 |
| ING MAP PLUS NP21 | 322.393 | 13.47 | 4,343 |
| ING MAP PLUS NP22 | 270.968 | 13.43 | 3,639 |
| ING MAP PLUS NP23 | 374.164 | 13.39 | 5,010 |
| ING MAP PLUS NP27 | 576.601 | 13.23 | 7,628 |
| | 72,758.944 | | $ 999,427 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **T. Rowe Price Value Fund - Advisor Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (1.00) | 11,821.940 | $ 9.21 | $ 108,880 |
| | | | |
| **Templeton Foreign Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP8 | 4,584.848 | $ 14.02 | $ 64,280 |
| ING MAP PLUS NP9 | 4,513.833 | 13.98 | 63,103 |
| ING MAP PLUS NP10 | 14,080.502 | 13.94 | 196,282 |
| ING MAP PLUS NP11 | 11,162.109 | 13.89 | 155,042 |
| ING MAP PLUS NP12 | 1,992.555 | 13.85 | 27,597 |
| ING MAP PLUS NP13 | 31.878 | 13.81 | 440 |
| ING MAP PLUS NP14 | 403.463 | 13.77 | 5,556 |
| ING MAP PLUS NP16 | 16,245.255 | 13.69 | 222,398 |
| ING MAP PLUS NP17 | 3,637.957 | 13.65 | 49,658 |
| ING MAP PLUS NP18 | 13,106.609 | 13.61 | 178,381 |
| ING MAP PLUS NP20 | 1,659.838 | 13.53 | 22,458 |
| ING MAP PLUS NP22 | 87.019 | 13.45 | 1,170 |
| ING MAP PLUS NP23 | 2,532.658 | 13.41 | 33,963 |
| ING MAP PLUS NP26 | 201.093 | 13.29 | 2,673 |
| ING MAP PLUS NP28 | 7,685.603 | 13.21 | 101,527 |
| ING MAP PLUS NP29 | 1,024.855 | 13.18 | 13,508 |
| ING MAP PLUS NP30 | 453.049 | 13.14 | 5,953 |
| ING MAP PLUS NP32 | 177.187 | 13.06 | 2,314 |
| | 83,580.311 | | $ 1,146,303 |
| **Templeton Global Bond Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 13,970.021 | $ 17.06 | $ 238,329 |
| ING Custom Choice 65 | 626.254 | 15.40 | 9,644 |
| Qualified V | 19,362.403 | 16.64 | 322,190 |
| Qualified VI | 2,445,056.823 | 16.79 | 41,052,504 |
| Qualified XII (0.00) | 5,067.451 | 27.54 | 139,558 |
| Qualified XII (0.10) | 5.256 | 27.31 | 144 |
| Qualified XII (0.25) | 3,224.572 | 26.97 | 86,967 |
| Qualified XII (0.30) | 56,271.697 | 26.86 | 1,511,458 |
| Qualified XII (0.35) | 996.880 | 26.74 | 26,657 |
| Qualified XII (0.40) | 152,510.301 | 26.63 | 4,061,349 |
| Qualified XII (0.50) | 768,873.154 | 26.41 | 20,305,940 |
| Qualified XII (0.55) | 43,000.508 | 26.29 | 1,130,483 |
| Qualified XII (0.60) | 34,294.087 | 26.18 | 897,819 |
| Qualified XII (0.65) | 59,288.212 | 26.07 | 1,545,644 |
| Qualified XII (0.70) | 68,133.261 | 25.96 | 1,768,739 |
| Qualified XII (0.75) | 638,291.998 | 25.85 | 16,499,848 |
| Qualified XII (0.80) | 103,251.305 | 25.74 | 2,657,689 |
| Qualified XII (0.85) | 292,953.126 | 17.18 | 5,032,935 |
| Qualified XII (0.90) | 40,252.341 | 25.53 | 1,027,642 |
| Qualified XII (0.95) | 588,105.494 | 17.08 | 10,044,842 |
| Qualified XII (1.00) | 2,191,367.839 | 17.03 | 37,318,994 |
| Qualified XII (1.05) | 51,996.877 | 16.98 | 882,907 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Templeton Global Bond Fund - Class A (continued)** | | | |
| Qualified XII (1.10) | 44,154.122 | $ 16.94 | $ 747,971 |
| Qualified XII (1.15) | 89,901.687 | 16.89 | 1,518,439 |
| Qualified XII (1.20) | 15,900.987 | 16.84 | 267,773 |
| Qualified XII (1.25) | 135,706.771 | 16.79 | 2,278,517 |
| Qualified XII (1.35) | 6,163.456 | 16.70 | 102,930 |
| Qualified XII (1.40) | 12,037.499 | 16.65 | 200,424 |
| Qualified XII (1.45) | 1,256.263 | 16.60 | 20,854 |
| Qualified XII (1.50) | 893.092 | 16.56 | 14,790 |
| Qualified XIII | 2,398.680 | 17.08 | 40,969 |
| Qualified XV | 6,107.407 | 17.08 | 104,315 |
| Qualified XVI | 65,785.683 | 16.56 | 1,089,411 |
| Qualified XVII | 4,221.291 | 16.92 | 71,424 |
| Qualified XXI | 25,641.474 | 17.23 | 441,803 |
| Qualified XXVI | 3,998.980 | 17.17 | 68,662 |
| Qualified XXXIV | 4,690.234 | 12.50 | 58,628 |
| Qualified XXXVIII | 24,557.764 | 12.62 | 309,919 |
| Qualified XLIII | 1,623.145 | 12.49 | 20,273 |
| Qualified LIV | 64,156.736 | 15.24 | 977,749 |
| Qualified LVI | 46,050.612 | 15.49 | 713,324 |
| | 8,132,145.743 | | $ 155,610,457 |
| **Van Kampen Small Cap Value Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP6 | 5,598.949 | $ 12.91 | $ 72,282 |
| **Diversified Value Portfolio** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP8 | 6,030.902 | $ 11.87 | $ 71,587 |
| ING MAP PLUS NP29 | 1,114.240 | 11.18 | 12,457 |
| | 7,145.142 | | $ 84,044 |
| **Equity Income Portfolio** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 11,334.015 | $ 11.27 | $ 127,734 |
| ING MAP PLUS NP14 | 251.235 | 11.17 | 2,806 |
| ING MAP PLUS NP15 | 3,393.780 | 11.14 | 37,807 |
| ING MAP PLUS NP17 | 4,193.417 | 11.08 | 46,463 |
| ING MAP PLUS NP29 | 988.055 | 10.71 | 10,582 |
| | 20,160.502 | | $ 225,392 |
| **Small Company Growth Portfolio** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP8 | 952.295 | $ 10.94 | $ 10,418 |
| ING MAP PLUS NP13 | 1,805.752 | 10.79 | 19,484 |
| ING MAP PLUS NP14 | 3,085.314 | 10.76 | 33,198 |
| ING MAP PLUS NP17 | 192.071 | 10.67 | 2,049 |
| ING MAP PLUS NP29 | 2,710.565 | 10.31 | 27,946 |
| | 8,745.997 | | $ 93,095 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Wanger International** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 678.636 | $ 8.33 | $ 5,653 |
| ING Custom Choice 65 | 2,398.651 | 8.52 | 20,437 |
| ING MAP PLUS NP6 | 2,572.665 | 8.51 | 21,893 |
| ING MAP PLUS NP8 | 13,250.764 | 8.48 | 112,366 |
| ING MAP PLUS NP9 | 2,446.470 | 8.47 | 20,722 |
| ING MAP PLUS NP12 | 199.488 | 8.44 | 1,684 |
| ING MAP PLUS NP13 | 927.549 | 8.43 | 7,819 |
| ING MAP PLUS NP15 | 1,629.319 | 8.41 | 13,703 |
| ING MAP PLUS NP17 | 504.589 | 8.38 | 4,228 |
| ING MAP PLUS NP18 | 1,501.324 | 8.37 | 12,566 |
| ING MAP PLUS NP21 | 2,091.199 | 8.34 | 17,441 |
| ING MAP PLUS NP22 | 157.861 | 8.33 | 1,315 |
| ING MAP PLUS NP26 | 109.873 | 8.28 | 910 |
| ING MAP PLUS NP28 | 982.120 | 8.26 | 8,112 |
| Qualified VI | 291,123.911 | 8.33 | 2,425,062 |
| Qualified XII (0.00) | 620.559 | 8.61 | 5,343 |
| Qualified XII (0.05) | 4,592.377 | 8.61 | 39,540 |
| Qualified XII (0.10) | 94.936 | 8.59 | 816 |
| Qualified XII (0.25) | 474.078 | 8.55 | 4,053 |
| Qualified XII (0.30) | 8,016.296 | 8.54 | 68,459 |
| Qualified XII (0.40) | 17,370.813 | 8.52 | 147,999 |
| Qualified XII (0.50) | 480,499.545 | 8.50 | 4,084,246 |
| Qualified XII (0.55) | 7,544.711 | 8.48 | 63,979 |
| Qualified XII (0.60) | 1,260.715 | 8.47 | 10,678 |
| Qualified XII (0.65) | 7,388.714 | 8.46 | 62,509 |
| Qualified XII (0.70) | 8,064.008 | 8.45 | 68,141 |
| Qualified XII (0.75) | 187,427.084 | 8.44 | 1,581,885 |
| Qualified XII (0.80) | 74,098.363 | 8.43 | 624,649 |
| Qualified XII (0.85) | 111,338.097 | 8.42 | 937,467 |
| Qualified XII (0.90) | 4,078.094 | 8.41 | 34,297 |
| Qualified XII (0.95) | 51,832.248 | 8.39 | 434,873 |
| Qualified XII (1.00) | 338,139.589 | 8.38 | 2,833,610 |
| Qualified XII (1.05) | 2,461.956 | 8.37 | 20,607 |
| Qualified XII (1.10) | 5,578.841 | 8.36 | 46,639 |
| Qualified XII (1.15) | 11,101.522 | 8.35 | 92,698 |
| Qualified XII (1.20) | 3,515.369 | 8.34 | 29,318 |
| Qualified XII (1.25) | 20,190.921 | 8.33 | 168,190 |
| Qualified XII (1.30) | 8.043 | 8.32 | 67 |
| Qualified XII (1.35) | 138.836 | 8.31 | 1,154 |
| Qualified XII (1.40) | 489.713 | 8.29 | 4,060 |
| Qualified XII (1.45) | 351.693 | 8.28 | 2,912 |
| Qualified XII (1.50) | 937.297 | 8.27 | 7,751 |
| Qualified XV | 2,217.989 | 8.39 | 18,609 |
| Qualified XVI | 6,155.457 | 8.27 | 50,906 |
| Qualified XVII | 990.432 | 8.33 | 8,250 |
| Qualified XXI | 10,905.892 | 8.43 | 91,937 |
| Qualified XXVI | 1,021.941 | 8.44 | 8,625 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Wanger International (continued)** | | | |
| Qualified XXXIV | 68.166 | $ 7.60 | $ 518 |
| Qualified XXXVIII | 2,199.764 | 7.67 | 16,872 |
| Qualified XLIII | 99.813 | 7.59 | 758 |
| Qualified LIV | 15,733.813 | 8.43 | 132,636 |
| Qualified LVI | 6,432.251 | 8.56 | 55,060 |
| | 1,714,014.355 | | $ 14,434,022 |
| | | | |
| **Wanger Select** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 2,936.395 | $ 13.53 | $ 39,729 |
| ING Custom Choice 65 | 1,455.685 | 13.22 | 19,244 |
| Qualified V | 122.869 | 13.01 | 1,599 |
| Qualified VI | 1,197,490.607 | 13.12 | 15,711,077 |
| Qualified X (1.15) | 37,077.301 | 13.70 | 507,959 |
| Qualified X (1.25) | 49,112.553 | 13.63 | 669,404 |
| Qualified XII (0.00) | 3,722.513 | 14.09 | 52,450 |
| Qualified XII (0.05) | 191,467.132 | 14.06 | 2,692,028 |
| Qualified XII (0.10) | 15.877 | 14.01 | 222 |
| Qualified XII (0.25) | 1,264.904 | 13.89 | 17,570 |
| Qualified XII (0.30) | 110,640.221 | 13.85 | 1,532,367 |
| Qualified XII (0.35) | 1,393.812 | 13.81 | 19,249 |
| Qualified XII (0.40) | 21,711.942 | 13.77 | 298,973 |
| Qualified XII (0.50) | 770,788.960 | 13.69 | 10,552,101 |
| Qualified XII (0.55) | 97,753.295 | 13.66 | 1,335,310 |
| Qualified XII (0.60) | 5,107.763 | 13.62 | 69,568 |
| Qualified XII (0.65) | 559,972.845 | 13.58 | 7,604,431 |
| Qualified XII (0.70) | 66,123.845 | 13.54 | 895,317 |
| Qualified XII (0.75) | 229,138.070 | 13.50 | 3,093,364 |
| Qualified XII (0.80) | 52,757.371 | 13.46 | 710,114 |
| Qualified XII (0.85) | 294,721.678 | 13.43 | 3,958,112 |
| Qualified XII (0.90) | 16,337.111 | 13.39 | 218,754 |
| Qualified XII (0.95) | 206,583.714 | 13.35 | 2,757,893 |
| Qualified XII (1.00) | 932,386.683 | 13.31 | 12,410,067 |
| Qualified XII (1.05) | 12,367.323 | 13.27 | 164,114 |
| Qualified XII (1.10) | 23,548.550 | 13.24 | 311,783 |
| Qualified XII (1.15) | 36,490.217 | 13.20 | 481,671 |
| Qualified XII (1.20) | 7,401.831 | 13.16 | 97,408 |
| Qualified XII (1.25) | 47,807.239 | 13.12 | 627,231 |
| Qualified XII (1.30) | 300.565 | 13.09 | 3,934 |
| Qualified XII (1.35) | 412.579 | 13.05 | 5,384 |
| Qualified XII (1.40) | 5,175.018 | 13.01 | 67,327 |
| Qualified XII (1.45) | 175.008 | 12.98 | 2,272 |
| Qualified XII (1.50) | 1,273.192 | 12.94 | 16,475 |
| Qualified XV | 2,127.236 | 13.35 | 28,399 |
| Qualified XVI | 22,138.617 | 12.94 | 286,474 |
| Qualified XVII | 7.899 | 13.23 | 105 |
| Qualified XVIII | 3,704.010 | 13.81 | 51,152 |
| Qualified XXI | 24,390.718 | 13.46 | 328,299 |
| Qualified XXVI | 2,188.166 | 13.42 | 29,365 |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Wanger Select (continued)** | | | |
| Qualified XXXIII (0.65) | 3,456.064 | $ 14.00 | $ 48,385 |
| Qualified XXXIV | 2,709.977 | 7.93 | 21,490 |
| Qualified XXXVIII | 8,455.045 | 8.01 | 67,725 |
| Qualified XLIII | 1,129.061 | 7.92 | 8,942 |
| Qualified LIV | 42,809.570 | 13.08 | 559,949 |
| Qualified LVI | 23,091.427 | 13.29 | 306,885 |
| | 5,121,242.458 | | $ 68,681,671 |
| **Wanger USA** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 1,694.809 | $ 12.00 | $ 20,338 |
| ING MAP PLUS NP11 | 111.707 | 13.36 | 1,492 |
| Qualified V | 22.846 | 11.69 | 267 |
| Qualified VI | 440,069.046 | 11.80 | 5,192,815 |
| Qualified X (1.15) | 5,914.973 | 12.42 | 73,464 |
| Qualified X (1.25) | 28,912.560 | 12.35 | 357,070 |
| Qualified XII (0.05) | 43,271.061 | 12.64 | 546,946 |
| Qualified XII (0.10) | 36.597 | 12.59 | 461 |
| Qualified XII (0.25) | 449.580 | 12.48 | 5,611 |
| Qualified XII (0.30) | 57,103.379 | 12.45 | 710,937 |
| Qualified XII (0.40) | 23,234.241 | 12.38 | 287,640 |
| Qualified XII (0.50) | 201,002.202 | 12.31 | 2,474,337 |
| Qualified XII (0.55) | 21,191.747 | 12.27 | 260,023 |
| Qualified XII (0.60) | 10,920.595 | 12.24 | 133,668 |
| Qualified XII (0.65) | 93,492.380 | 12.20 | 1,140,607 |
| Qualified XII (0.70) | 63,317.100 | 12.17 | 770,569 |
| Qualified XII (0.75) | 49,093.404 | 12.13 | 595,503 |
| Qualified XII (0.80) | 11,529.638 | 12.10 | 139,509 |
| Qualified XII (0.85) | 145,349.616 | 12.07 | 1,754,370 |
| Qualified XII (0.90) | 3,959.567 | 12.03 | 47,634 |
| Qualified XII (0.95) | 57,775.825 | 12.00 | 693,310 |
| Qualified XII (1.00) | 612,093.497 | 11.96 | 7,320,638 |
| Qualified XII (1.05) | 1,393.276 | 11.93 | 16,622 |
| Qualified XII (1.10) | 20,138.109 | 11.90 | 239,643 |
| Qualified XII (1.15) | 10,951.774 | 11.86 | 129,888 |
| Qualified XII (1.20) | 4,803.329 | 11.83 | 56,823 |
| Qualified XII (1.25) | 36,277.007 | 11.80 | 428,069 |
| Qualified XII (1.30) | 543.190 | 11.76 | 6,388 |
| Qualified XII (1.35) | 197.078 | 11.73 | 2,312 |
| Qualified XII (1.40) | 4,252.511 | 11.70 | 49,754 |
| Qualified XII (1.45) | 5,342.132 | 11.66 | 62,289 |
| Qualified XII (1.50) | 912.699 | 11.63 | 10,615 |
| Qualified XV | 434.323 | 12.00 | 5,212 |
| Qualified XVI | 12,176.067 | 11.63 | 141,608 |
| Qualified XXI | 9,967.965 | 12.10 | 120,612 |
| Qualified XXVI | 1,754.961 | 12.06 | 21,165 |
| Qualified XXXIV | 353.023 | 8.23 | 2,905 |
| Qualified XXXVIII | 9,423.538 | 8.31 | 78,310 |
| Qualified XLIII | 150.741 | 8.22 | 1,239 |
| Qualified LIV | 20,958.728 | 11.06 | 231,804 |
| Qualified LVI | 5,161.337 | 11.25 | 58,065 |
| | 2,015,738.158 | | $ 24,190,532 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Washington Mutual Investors Fund<sup>SM</sup>, Inc. -** | | | |
| **Class R-3** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 21,463.699 | $ 10.73 | $ 230,305 |
| ING MAP PLUS NP8 | 5,604.330 | 10.51 | 58,902 |
| ING MAP PLUS NP9 | 45,167.353 | 10.48 | 473,354 |
| ING MAP PLUS NP11 | 42,548.684 | 10.42 | 443,357 |
| ING MAP PLUS NP12 | 3,739.297 | 10.39 | 38,851 |
| ING MAP PLUS NP13 | 277.803 | 10.36 | 2,878 |
| ING MAP PLUS NP14 | 43,729.863 | 10.33 | 451,729 |
| ING MAP PLUS NP15 | 62,876.520 | 10.30 | 647,628 |
| ING MAP PLUS NP16 | 24,340.211 | 10.27 | 249,974 |
| ING MAP PLUS NP17 | 8,479.323 | 10.24 | 86,828 |
| ING MAP PLUS NP18 | 11,335.607 | 10.21 | 115,737 |
| ING MAP PLUS NP19 | 5,980.361 | 10.18 | 60,880 |
| ING MAP PLUS NP20 | 42,606.045 | 10.15 | 432,451 |
| ING MAP PLUS NP21 | 50,036.709 | 10.12 | 506,371 |
| ING MAP PLUS NP22 | 4,211.381 | 10.09 | 42,493 |
| ING MAP PLUS NP23 | 12.420 | 10.06 | 125 |
| ING MAP PLUS NP24 | 961.690 | 10.03 | 9,646 |
| ING MAP PLUS NP25 | 3.188 | 10.00 | 32 |
| ING MAP PLUS NP26 | 1,164.596 | 9.97 | 11,611 |
| ING MAP PLUS NP27 | 498.467 | 9.94 | 4,955 |
| ING MAP PLUS NP28 | 3,232.283 | 9.91 | 32,032 |
| ING MAP PLUS NP29 | 21,044.783 | 9.88 | 207,922 |
| ING MAP PLUS NP30 | 5,688.147 | 9.85 | 56,028 |
| ING MAP PLUS NP32 | 863.967 | 9.80 | 8,467 |
| | 405,866.727 | | $ 4,172,556 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Washington Mutual Investors Fund<sup>SM</sup>, Inc. -** | | | |
| **Class R-4** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 7,600.876 | $ 10.47 | $ 79,581 |
| ING Custom Choice 65 | 43.946 | 10.29 | 452 |
| Qualified V | 2,169.674 | 10.16 | 22,044 |
| Qualified VI | 1,879,255.131 | 10.25 | 19,262,365 |
| Qualified XII (0.00) | 1,622.655 | 11.00 | 17,849 |
| Qualified XII (0.25) | 226.261 | 10.85 | 2,455 |
| Qualified XII (0.30) | 163,758.303 | 10.82 | 1,771,865 |
| Qualified XII (0.40) | 79,484.138 | 10.76 | 855,249 |
| Qualified XII (0.50) | 64,871.480 | 10.70 | 694,125 |
| Qualified XII (0.55) | 44,348.652 | 10.67 | 473,200 |
| Qualified XII (0.60) | 46,145.254 | 10.64 | 490,986 |
| Qualified XII (0.65) | 177,188.456 | 10.61 | 1,879,970 |
| Qualified XII (0.70) | 79,483.878 | 10.58 | 840,939 |
| Qualified XII (0.75) | 185,005.229 | 10.55 | 1,951,805 |
| Qualified XII (0.80) | 782,031.318 | 10.52 | 8,226,969 |
| Qualified XII (0.85) | 325,085.125 | 10.49 | 3,410,143 |
| Qualified XII (0.90) | 67,204.868 | 10.46 | 702,963 |
| Qualified XII (0.95) | 388,051.081 | 10.43 | 4,047,373 |
| Qualified XII (1.00) | 1,150,808.638 | 10.40 | 11,968,410 |
| Qualified XII (1.05) | 26,705.705 | 10.37 | 276,938 |
| Qualified XII (1.10) | 87,673.824 | 10.34 | 906,547 |
| Qualified XII (1.15) | 60,161.615 | 10.31 | 620,266 |
| Qualified XII (1.20) | 23,824.578 | 10.28 | 244,917 |
| Qualified XII (1.25) | 187,502.640 | 10.25 | 1,921,902 |
| Qualified XII (1.30) | 5.188 | 10.22 | 53 |
| Qualified XII (1.35) | 6,715.739 | 10.19 | 68,433 |
| Qualified XII (1.40) | 35,645.182 | 10.16 | 362,155 |
| Qualified XII (1.45) | 1,925.066 | 10.13 | 19,501 |
| Qualified XIII | 251.184 | 10.43 | 2,620 |
| Qualified XV | 7,229.105 | 10.43 | 75,400 |
| Qualified XVI | 34,697.894 | 10.11 | 350,796 |
| Qualified XVII | 12,731.991 | 10.33 | 131,521 |
| Qualified XXI | 97.977 | 10.52 | 1,031 |
| Qualified XXVI | 1,343.742 | 10.48 | 14,082 |
| Qualified XXVII | 1,250,276.155 | 9.93 | 12,415,242 |
| Qualified XXXIV | 5,577.945 | 7.60 | 42,392 |
| Qualified XXXVIII | 23,762.814 | 7.67 | 182,261 |
| Qualified XLIII | 527.204 | 7.59 | 4,001 |
| Qualified LIV | 49,353.467 | 10.18 | 502,418 |
| Qualified LVI | 15,249.438 | 10.35 | 157,832 |
| | 7,275,643.416 | | $ 74,999,051 |
| **Wells Fargo Advantage Small Cap Value Fund -** | | | |
| **Class A** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (1.00) | 8,243.480 | $ 10.71 | $ 88,288 |

*ING Custom Choice 62*

Group Contracts issued in connection with ING Custom Choice Special Pay product at 125 basis point charge.

*ING Custom Choice 65*

Group Contracts issued in connection with ING Custom Choice Original and Value product at 40 basis point charge.

*ING Educator's Direct*

Group Contracts issued in connection with ING Educator's Direct 403(b) program in Delaware at a zero basis point charge, effective in 2009.

*ING MAP PLUS*

Group contracts issued in connection with ING MAP Plus NP, shown separately for differing daily asset charges.

*Qualified I*

Individual Contracts issued prior to May 1, 1975 in connection with "Qualified Corporate Retirement Plans" established pursuant to Section 401 of the Internal Revenue Code ("Code"); tax-deferred annuity plans established by the public school systems and tax-exempt organizations pursuant to Section 403(b) of the Code, and certain individual retirement annuity plans established by or on behalf of individuals pursuant to Section 408(b) of the Code; individual Contracts issued prior to November 1, 1975 in connection with "H.R. 10 Plans" established by persons entitled to the benefits of the Self-Employed Individuals Tax Retirement Act of 1962, as amended; allocated group Contracts issued prior to May 1, 1975 in connection with qualified corporate retirement plans; and group Contracts issued prior to October 1, 1978 in connection with tax-deferred annuity plans.

*Qualified V*

Certain group AetnaPlus Contracts issued since August 28, 1992 in connection with "Optional Retirement Plans" established pursuant to Section 403(b) or 401(a) of the Internal Revenue Code.

*Qualified VI*

Certain group AetnaPlus Contracts issued in connection with tax-deferred annuity plans, Retirement Plus plans and deferred compensation plans since August 28, 1992.

*Qualified VII*

Certain existing Contracts that were converted to ACES, an administrative system (previously valued under Qualified I).

*Qualified VIII*

Group AetnaPlus Contracts issued in connection with Tax-Deferred Annuity Plans and Deferred Compensation Plans adopted by state and local governments since June 30, 1993.

*Qualified IX*

Certain large group Contracts (Jumbo) that were converted to ACES, an administrative system (previously valued under Qualified VI).

*Qualified X*

Individual retirement annuity and Simplified Employee Pension ("SEP") plans issued or converted to ACES, an administrative system.

*Qualified XII*

Group Retirement Plus and Voluntary TDA Contracts issued since 1996 in connection with plans established pursuant to Section 403(b) or 401(a) of the Internal Revenue Code, shown separately by applicable daily charge; and Contracts issued since October 1, 1996 in connection with optional retirement plans established pursuant to Section 403(b) or 403(a) of the Internal Revenue Code.

*Qualified XIII*

Group Contracts issued in connection with ING Custom Choice Original and Value product at 95 basis point charge.

*Qualified XV*

Certain existing Contracts issued in connection with deferred compensation plans issued through product exchange on December 16, 1996 (previously valued under Qualified VI), and new Contracts issued after that date in connection with certain deferred compensation plans.

*Qualified XVI*

Group AetnaPlus Contracts assessing an administrative expense charge effective April 7, 1997 issued in connection with tax-deferred annuity plans, Retirement Plus plans and deferred compensation plans.

*Qualified XVII*

Group AetnaPlus Contracts containing contractual limits on fees issued in connection with tax-deferred annuity plans and deferred compensation plans, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

*Qualified XVIII*

Individual retirement annuity and SEP plan Contracts containing contractual limits on fees, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

*Qualified XIX*

Group Corporate 401 Contracts containing contractual limits on fees, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

*Qualified XX*

Group HR 10 Contracts containing contractual limits on fees, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

*Qualified XXI*

Certain existing Contracts issued in connection with deferred compensation plans having Contract modifications effective May 20, 1999.

*Qualified XXII*

Certain existing Contracts issued in connection with deferred compensation plans having Contract modifications effective May 20, 1999.

*Qualified XXVI*

Group Contracts issued in connection with Aetna Government Custom Choice plans having Contract modifications effective October 2000 to lower mortality and expense fee.

*Qualified XXVII*

Group Contracts issued in connection with tax deferred annuity plans having Contract modifications effective February 2000 to lower mortality and expense fee.

*Qualified XXVIII*

Group Contracts issued in connection with optional retirement plans having Contract modifications effective February 2000 to lower mortality and expense fee.

*Qualified XXIX*

Individual Contracts issued in connection with tax-deferred annuity plans and individual retirement annuity plans since May 1, 1975, H.R. 10 Plans since November 1, 1975, group Contracts issued since October 1, 1978 in connection with tax-deferred annuity plans and group Contracts issued since May 1, 1979 in connection with deferred compensation plans adopted by state and local governments and H.R. 10 Plans.

*Qualified XXX*

Individual Contracts issued in connection with tax-deferred annuity plans and individual retirement annuity plans since May 1, 1975, H.R. 10 Plans since November 1, 1975, group Contracts issued since October 1, 1978 in connection with tax-deferred annuity plans and group Contracts issued since May 1, 1979 in connection with deferred compensation plans adopted by state and local governments and H.R. 10 Plans.

*Qualified XXXII*

Individual Contracts issued in connection with the 1992/1994 Pension IRA at 125 basis points, effective in 2004.

*Qualified XXXIII*

Group Contracts issued in connection with Multiple Sponsored Retirement Options product at 40 and 65 basis points.

*Qualified XXXIV*

Group Contracts issued in connection with ING Retirement Plus and ING Voluntary TDA products at 90 basis point charge.

*Qualified XXXV*

Group Contracts issued in connection with Multiple Sponsored Retirement Options product at 35 basis points.

*Qualified XXXVI*

Group Contracts issued in connection with Multiple Sponsored Retirement Options product at 55 and 80 basis points.

*Qualified XXXVIII*

Group Contracts issued in connection with ING Retirement Plus and ING Voluntary TDA products at a zero basis point charge.

*Qualified XLII*

Group Contracts issued in connection with ING Custom Choice Original and Value product at a zero basis point charge.

*Qualified XLIII*

Group Contracts issued in connection with ING Custom Choice Original and Value product at 75 basis point charge.

*Qualified LIV*

Group Contracts issued in connection with ING Custom Choice Original and Value product at 80 basis point charge.

*Qualified LVI*

Group Contracts issued in connection with ING Custom Choice Original and Value product at 25 basis point charge.

## 10.   Financial Highlights

A summary of unit values, units outstanding and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying funds, investment income ratios, and total return for the years ended December 31, 2009, 2008, 2007, 2006 and 2005, follows:

| | Units* (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **AIM Mid Cap Core Equity Fund - Class A** | | | | | | | | | | | | |
| 2009 | 179 | $12.24 | to | $14.98 | $2,312 | 0.16% | 0.00% | to | 1.60% | 28.13% | to | 29.73% |
| 2008 | 23 | $9.81 | to | $11.62 | $232 | 0.80% | 0.30% | to | 1.60% | -28.60% | to | -27.91% |
| 2007 | 19 | $13.74 | to | $16.18 | $270 | 1.19% | 0.65% | to | 1.60% | 8.75% | to | 9.19% |
| 2006 | 18 | $12.67 | to | $14.87 | $234 | 0.76% | 0.65% | to | 1.70% | 9.99% | to | 10.40% |
| 2005 | 16 | $11.62 | to | $13.52 | $188 | - | 0.65% | to | 1.60% | 5.73% | to | 6.77% |
| **AIM Small Cap Growth Fund - Class A** | | | | | | | | | | | | |
| 2009 | 3 | | $11.58 | | $31 | - | | 1.00% | | | 33.26% | |
| 2008 | 2 | | $8.69 | | $20 | - | | 1.00% | | | -39.40% | |
| 2007 | 2 | | $14.34 | | $34 | - | | 1.00% | | | 10.22% | |
| 2006 | 1 | | $13.01 | | $17 | - | | 1.00% | | | 13.23% | |
| 2005 | 1 | | $11.49 | | $8 | 0.25% | | 1.00% | | | 7.18% | |
| **AIM Global Health Care Fund - Investor Class** | | | | | | | | | | | | |
| 2009 | 5 | $30.63 | to | $32.10 | $164 | - | 0.55% | to | 1.60% | 25.43% | to | 26.73% |
| 2008 | 5 | $24.42 | to | $25.33 | $122 | - | 0.55% | to | 1.60% | -29.52% | to | -28.79% |
| 2007 | 4 | $34.39 | to | $35.57 | $144 | - | 0.65% | to | 2.00% | 9.62% | to | 10.12% |
| 2006 | 4 | $31.61 | to | $31.99 | $114 | - | 0.90% | to | 1.70% | 3.36% | to | 3.43% |
| 2005 | 2 | $30.81 | to | $30.93 | $68 | (a) | 0.90% | to | 1.65% | | (a) | |
| **AIM V.I. Capital Appreciation Fund - Series I Shares** | | | | | | | | | | | | |
| 2009 | 2,705 | $4.78 | to | $9.73 | $20,643 | 0.61% | 0.00% | to | 1.50% | 19.20% | to | 21.14% |
| 2008 | 2,795 | $4.01 | to | $8.14 | $17,871 | - | 0.00% | to | 1.50% | -43.39% | to | -42.52% |
| 2007 | 2,976 | $7.08 | to | $14.33 | $33,456 | - | 0.00% | to | 1.50% | 10.28% | to | 11.95% |
| 2006 | 3,257 | $6.42 | to | $12.36 | $32,996 | 0.07% | 0.00% | to | 1.50% | 4.72% | to | 6.35% |
| 2005 | 2,001 | $6.22 | to | $11.61 | $19,374 | 0.06% | 0.00% | to | 1.50% | 0.10% | to | 8.80% |

375

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **AIM V.I. Core Equity Fund - Series I Shares** | | | | | | | | | | | | |
| 2009 | 4,159 | $7.53 | to | $12.96 | $38,603 | 1.79% | 0.00% | to | 1.95% | 25.79% | to | 28.38% |
| 2008 | 4,319 | $5.93 | to | $10.25 | $31,654 | 2.26% | 0.00% | to | 1.95% | -31.20% | to | -30.12% |
| 2007 | 4,536 | $8.58 | to | $14.75 | $48,225 | 1.11% | 0.00% | to | 1.50% | 6.45% | to | 8.04% |
| 2006 | 5,005 | $8.01 | to | $13.60 | $49,719 | 0.66% | 0.00% | to | 1.50% | 15.02% | to | 16.80% |
| 2005 | 3,691 | $6.93 | to | $11.81 | $31,783 | 1.36% | 0.00% | to | 1.50% | 3.66% | to | 5.23% |
| **Alger Green Fund - Class A** | | | | | | | | | | | | |
| 2009 | 91 | $8.26 | to | $13.24 | $1,064 | (e) | 0.00% | to | 1.50% | | (e) | |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| **AllianceBernstein Growth and Income Fund, Inc. - Class A** | | | | | | | | | | | | |
| 2009 | 21 | $9.07 | to | $9.60 | $196 | 1.17% | 0.60% | to | 1.55% | 19.03% | to | 20.15% |
| 2008 | 19 | $7.62 | to | $7.94 | $146 | 2.26% | 0.70% | to | 1.55% | -41.57% | to | -41.19% |
| 2007 | 9 | $13.01 | to | $13.50 | $120 | 1.08% | 0.70% | to | 1.65% | 3.75% | to | 4.39% |
| 2006 | 5 | $12.54 | to | $12.76 | $65 | 1.35% | 1.05% | to | 1.65% | | 15.48% | |
| 2005 | 4 | $10.98 | to | $10.99 | $42 | (f) | 1.20% | to | 1.25% | | (f) | |
| **AllianceBernstein Growth and Income Portfolio - Class A** | | | | | | | | | | | | |
| 2009 | 44 | $9.79 | to | $9.92 | $434 | 3.98% | 1.00% | to | 1.25% | 19.39% | to | 19.52% |
| 2008 | 45 | $8.20 | to | $8.30 | $371 | 2.17% | 1.00% | to | 1.25% | -41.39% | to | -41.18% |
| 2007 | 46 | $13.99 | to | $14.11 | $645 | 1.66% | 1.00% | to | 1.25% | 3.78% | to | 4.06% |
| 2006 | 41 | $13.48 | to | $13.56 | $557 | 1.74% | 1.00% | to | 1.25% | 15.91% | to | 15.97% |
| 2005 | 22 | $11.63 | to | $11.65 | $260 | 1.29% | 1.15% | to | 1.25% | | 3.56% | |
| **Allianz NFJ Dividend Value Fund - Class A** | | | | | | | | | | | | |
| 2009 | 11 | | $12.21 | | $134 | (e) | | 1.00% | | | (e) | |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Allianz NFJ Large-Cap Value Fund - Institutional Class | | | | | | | | | | | | |
| 2009 | 165 | $6.99 | to | $7.13 | $1,179 | 3.07% | 0.00% | to | 1.25% | 14.78% | to | 16.12% |
| 2008 | 95 | $6.09 | to | $6.14 | $580 | (d) | 0.00% | to | 1.25% | | (d) | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| Allianz NFJ Small-Cap Value Fund - Class A | | | | | | | | | | | | |
| 2009 | 39 | $13.88 | to | $14.77 | $563 | 2.22% | 0.60% | to | 1.65% | 22.70% | to | 23.19% |
| 2008 | 29 | $11.64 | to | $12.02 | $336 | 1.27% | 0.55% | to | 1.20% | -27.34% | to | -27.09% |
| 2007 | 28 | $16.02 | to | $16.30 | $454 | 1.93% | 0.75% | to | 1.20% | 4.84% | to | 5.30% |
| 2006 | 31 | $15.28 | to | $15.50 | $477 | 1.87% | 0.70% | to | 1.20% | 17.18% | to | 17.59% |
| 2005 | 30 | $13.04 | to | $13.14 | $398 | 3.10% | 0.80% | to | 1.20% | | 9.33% | |
| Amana Growth Fund | | | | | | | | | | | | |
| 2009 | 546 | $9.55 | to | $12.44 | $5,651 | - | 0.00% | to | 1.50% | | 32.34% | |
| 2008 | 5 | | $7.36 | | $36 | (d) | | 0.05% | | | (d) | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| Amana Income Fund | | | | | | | | | | | | |
| 2009 | 976 | $9.83 | to | $12.44 | $10,356 | 1.23% | 0.00% | to | 1.55% | | 23.52% | |
| 2008 | 6 | | $8.12 | | $46 | (d) | | 0.05% | | | (d) | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| American Balanced Fund® - Class R-3 | | | | | | | | | | | | |
| 2009 | 524 | $10.63 | to | $11.58 | $5,796 | 2.47% | 0.00% | to | 1.45% | 18.97% | to | 20.75% |
| 2008 | 439 | $8.96 | to | $9.59 | $4,066 | 2.93% | 0.00% | to | 1.40% | -26.93% | to | -25.95% |
| 2007 | 506 | $12.24 | to | $12.95 | $6,361 | 2.43% | 0.00% | to | 1.45% | 4.70% | to | 5.95% |
| 2006 | 422 | $11.66 | to | $12.12 | $5,014 | 2.18% | 0.20% | to | 1.55% | 9.69% | to | 11.20% |
| 2005 | 340 | $10.63 | to | $10.89 | $3,656 | 2.07% | 0.25% | to | 1.55% | 1.43% | to | 2.54% |

| | Units* (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **American Century Inflation-Adjusted Bond Fund - Investor Class** | | | | | | | | | | | | |
| 2009 | 846 | $10.67 | to | $10.78 | $9,060 | (e) | 0.00% | to | 1.65% | | (e) | |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| **American Century Income & Growth Fund - A Class** | | | | | | | | | | | | |
| 2009 | 523 | $8.89 | to | $27.50 | $4,656 | 1.84% | | 1.00% | | 16.36% | to | 16.43% |
| 2008 | 484 | $7.64 | to | $23.62 | $3,705 | 1.55% | | 1.00% | | -35.46% | to | -35.42% |
| 2007 | 471 | $11.83 | to | $36.60 | $5,597 | 1.28% | 1.00% | to | 1.10% | -1.62% | to | -1.50% |
| 2006 | 495 | $12.01 | to | $37.17 | $5,990 | 1.59% | 1.00% | to | 1.10% | 15.59% | to | 15.70% |
| 2005 | 539 | $10.38 | to | $31.95 | $5,629 | 1.78% | 1.00% | to | 1.10% | 3.36% | to | 3.49% |
| **Ariel Appreciation Fund** | | | | | | | | | | | | |
| 2009 | 55 | $10.58 | to | $11.46 | $622 | 0.20% | 0.75% | to | 2.10% | 59.58% | to | 61.70% |
| 2008 | 57 | $6.63 | to | $7.09 | $395 | 0.62% | 0.75% | to | 2.10% | -41.99% | to | -41.32% |
| 2007 | 49 | $11.43 | to | $11.96 | $578 | 0.50% | 0.95% | to | 2.10% | -3.27% | to | -2.29% |
| 2006 | 52 | $11.91 | to | $12.24 | $629 | 0.05% | 0.95% | to | 1.90% | 8.87% | to | 9.87% |
| 2005 | 35 | $10.94 | to | $11.16 | $394 | 0.34% | 0.85% | to | 1.90% | 1.47% | to | 2.01% |
| **Ariel Fund** | | | | | | | | | | | | |
| 2009 | 124 | $9.68 | to | $10.51 | $1,271 | - | 0.70% | to | 2.10% | 60.42% | to | 62.23% |
| 2008 | 101 | $6.14 | to | $6.51 | $638 | 1.36% | 0.60% | to | 1.80% | -49.17% | to | -48.54% |
| 2007 | 68 | $11.93 | to | $12.65 | $838 | 0.40% | 0.60% | to | 2.10% | -3.52% | to | -2.40% |
| 2006 | 52 | $12.51 | to | $12.91 | $660 | - | 0.70% | to | 1.80% | 8.48% | to | 9.22% |
| 2005 | 46 | $11.56 | to | $11.73 | $537 | 0.58% | 0.95% | to | 1.70% | -0.43% | to | -0.34% |
| **Artisan International Fund - Investor Shares** | | | | | | | | | | | | |
| 2009 | 233 | $7.64 | to | $13.31 | $1,829 | 1.95% | 0.00% | to | 1.50% | 37.66% | to | 39.75% |
| 2008 | 57 | $5.55 | to | $5.82 | $324 | (d) | 0.00% | to | 1.50% | | (d) | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| BlackRock Mid Cap Value Opportunities Fund -<br>Investor A Shares | | | | | | | | | | | | |
| 2009 | 21 | $12.58 | to | $12.99 | $263 | (e) | 0.40% | to | 1.40% | | (e) | |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| The Bond Fund of America[SM], Inc. - Class R-4 | | | | | | | | | | | | |
| 2009 | 604 | $9.82 | to | $10.07 | $5,982 | 4.37% | 0.00% | to | 1.50% | 13.13% | to | 14.82% |
| 2008 | 222 | $8.68 | to | $8.77 | $1,929 | (d) | 0.00% | to | 1.50% | | (d) | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| Calvert Social Balanced Portfolio | | | | | | | | | | | | |
| 2009 | 2,270 | $8.44 | to | $28.29 | $42,394 | 2.14% | 0.00% | to | 1.50% | 23.43% | to | 25.38% |
| 2008 | 2,367 | $6.80 | to | $22.80 | $35,890 | 2.51% | 0.00% | to | 1.95% | -32.37% | to | -31.38% |
| 2007 | 2,618 | $12.00 | to | $33.54 | $59,468 | 2.34% | 0.00% | to | 1.50% | 1.21% | to | 2.75% |
| 2006 | 2,925 | $11.75 | to | $32.97 | $65,397 | 2.25% | 0.00% | to | 1.50% | 7.14% | to | 8.80% |
| 2005 | 3,274 | $11.39 | to | $30.61 | $66,533 | 1.77% | 0.00% | to | 1.50% | 4.07% | to | 5.61% |
| Capital World Growth & Income Fund[SM], Inc. -<br>Class R-3 | | | | | | | | | | | | |
| 2009 | 1 | $12.84 | to | $12.85 | $14 | (e) | 0.50% | to | 0.55% | | (e) | |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| Columbia[SM] Acorn Fund® - Class Z | | | | | | | | | | | | |
| 2009 | 275 | $8.74 | to | $8.92 | $2,451 | 0.31% | 0.00% | to | 1.25% | 37.85% | to | 39.59% |
| 2008 | 126 | $6.34 | to | $6.39 | $807 | (d) | 0.00% | to | 1.25% | | (d) | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |

| | Units* (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Columbia Mid Cap Value Fund - Class A | | | | | | | | | | | | |
| 2009 | 371 | $7.90 | to | $8.11 | $2,961 | 0.84% | 0.00% | to | 1.60% | 30.15% | to | 32.30% |
| 2008 | 258 | $6.07 | to | $6.13 | $1,575 | (d) | 0.00% | to | 1.55% | | (d) | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| Columbia Mid Cap Value Fund - Class Z | | | | | | | | | | | | |
| 2009 | 161 | $8.04 | to | $8.14 | $1,314 | 1.07% | 0.00% | to | 0.80% | 31.59% | to | 32.57% |
| 2008 | 91 | $6.11 | to | $6.14 | $561 | (d) | 0.00% | to | 0.80% | | (d) | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| CRM Mid Cap Value Fund - Investor Shares | | | | | | | | | | | | |
| 2009 | 6 | $12.15 | to | $12.17 | $70 | (e) | 0.45% | to | 0.70% | | (e) | |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| DWS Equity 500 Index Fund - Class S | | | | | | | | | | | | |
| 2009 | 21 | | $11.89 | | $247 | 1.93% | | 1.00% | | | 25.03% | |
| 2008 | 18 | | $9.51 | | $168 | 2.02% | | 1.00% | | | -37.72% | |
| 2007 | 15 | | $15.27 | | $228 | 2.03% | | 1.00% | | | 4.30% | |
| 2006 | 11 | | $14.64 | | $167 | 1.85% | | 1.00% | | | 14.46% | |
| 2005 | 5 | | $12.79 | | $66 | - | | 1.00% | | | 3.65% | |
| Eaton Vance Large-Cap Value Fund - Class R | | | | | | | | | | | | |
| 2009 | 1 | | $12.21 | | $13 | (e) | 0.50% | to | 0.55% | | (e) | |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **EuroPacific Growth Fund® - Class R-3** | | | | | | | | | | | | |
| 2009 | 721 | $14.98 | to | $16.61 | $11,577 | 1.76% | 0.00% | to | 1.75% | 36.31% | to | 38.65% |
| 2008 | 622 | $10.99 | to | $11.98 | $7,252 | 1.89% | 0.00% | to | 1.75% | -41.76% | to | -40.69% |
| 2007 | 486 | $18.87 | to | $20.20 | $9,594 | 2.23% | 0.00% | to | 1.75% | 16.70% | to | 18.27% |
| 2006 | 225 | $16.29 | to | $16.91 | $3,767 | 1.95% | 0.25% | to | 1.55% | 19.60% | to | 21.13% |
| 2005 | 87 | $13.62 | to | $13.96 | $1,208 | 1.93% | 0.25% | to | 1.55% | 19.09% | to | 20.14% |
| **EuroPacific Growth Fund® - Class R-4** | | | | | | | | | | | | |
| 2009 | 15,890 | $8.12 | to | $16.80 | $247,037 | 2.00% | 0.00% | to | 1.50% | 37.08% | to | 39.25% |
| 2008 | 13,832 | $5.88 | to | $12.16 | $155,758 | 2.22% | 0.00% | to | 1.50% | -41.44% | to | -40.56% |
| 2007 | 11,118 | $9.92 | to | $20.24 | $212,894 | 2.15% | 0.00% | to | 1.50% | 17.11% | to | 18.85% |
| 2006 | 8,654 | $14.58 | to | $17.16 | $141,230 | 2.13% | 0.00% | to | 1.50% | 20.03% | to | 21.40% |
| 2005 | 4,523 | $12.09 | to | $14.26 | $61,647 | 2.63% | 0.40% | to | 1.50% | 19.25% | to | 20.43% |
| **Evergreen Special Values Fund - Class A** | | | | | | | | | | | | |
| 2009 | 4,381 | $8.26 | to | $20.79 | $82,713 | 0.41% | 0.00% | to | 1.55% | 27.90% | to | 29.91% |
| 2008 | 4,235 | $6.42 | to | $16.03 | $62,156 | 1.09% | 0.00% | to | 1.55% | -32.80% | to | -31.95% |
| 2007 | 4,354 | $12.72 | to | $23.16 | $94,562 | 1.21% | 0.30% | to | 1.55% | -9.51% | to | -8.57% |
| 2006 | 4,425 | $15.03 | to | $24.96 | $105,934 | 0.42% | 0.50% | to | 1.55% | 19.54% | to | 20.78% |
| 2005 | 3,781 | $12.57 | to | $20.60 | $75,301 | 0.93% | 0.55% | to | 1.55% | 8.74% | to | 9.85% |
| **Fidelity® VIP Equity-Income Portfolio - Initial Class** | | | | | | | | | | | | |
| 2009 | 15,503 | $7.06 | to | $24.68 | $263,715 | 2.20% | 0.00% | to | 2.15% | 27.38% | to | 30.20% |
| 2008 | 16,023 | $5.46 | to | $19.17 | $213,311 | 2.47% | 0.00% | to | 2.15% | -43.84% | to | -42.62% |
| 2007 | 17,821 | $13.07 | to | $33.82 | $426,528 | 1.84% | 0.00% | to | 2.15% | -0.38% | to | 1.55% |
| 2006 | 18,954 | $13.23 | to | $33.70 | $455,731 | 3.30% | 0.00% | to | 1.95% | 17.81% | to | 20.16% |
| 2005 | 19,555 | $11.23 | to | $28.36 | $401,206 | 1.61% | 0.00% | to | 1.95% | 4.15% | to | 5.90% |
| **Fidelity® VIP Growth Portfolio - Initial Class** | | | | | | | | | | | | |
| 2009 | 13,653 | $6.55 | to | $22.19 | $190,848 | 0.43% | 0.00% | to | 1.85% | 25.83% | to | 28.29% |
| 2008 | 14,257 | $5.14 | to | $17.49 | $159,095 | 0.83% | 0.00% | to | 1.85% | -48.12% | to | -47.17% |
| 2007 | 15,005 | $13.28 | to | $33.50 | $329,714 | 0.83% | 0.00% | to | 1.85% | 24.81% | to | 26.93% |
| 2006 | 16,905 | $10.60 | to | $26.69 | $295,822 | 0.40% | 0.00% | to | 1.65% | 5.20% | to | 6.89% |
| 2005 | 19,931 | $9.98 | to | $25.27 | $329,184 | 0.51% | 0.00% | to | 1.80% | 3.98% | to | 5.79% |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Fidelity® VIP High Income Portfolio - Initial Class** | | | | | | | | | | | | |
| 2009 | 828 | $10.80 | to | $11.79 | $9,003 | 9.19% | 0.95% | to | 1.50% | 41.88% | to | 42.48% |
| 2008 | 657 | $7.58 | to | $8.31 | $5,016 | 8.83% | 0.95% | to | 1.50% | -26.13% | to | -25.69% |
| 2007 | 735 | $10.20 | to | $11.25 | $7,556 | 8.27% | 1.00% | to | 1.50% | 1.26% | to | 1.78% |
| 2006 | 767 | $10.04 | to | $11.11 | $7,752 | 8.35% | 1.00% | to | 1.50% | 9.57% | to | 10.12% |
| 2005 | 647 | $9.12 | to | $9.19 | $6,022 | 14.48% | 1.00% | to | 1.10% | 1.56% | to | 1.77% |
| **Fidelity® VIP Overseas Portfolio - Initial Class** | | | | | | | | | | | | |
| 2009 | 2,527 | $6.90 | to | $18.33 | $35,651 | 2.07% | 0.00% | to | 1.50% | 24.57% | to | 26.52% |
| 2008 | 2,600 | $5.50 | to | $14.49 | $29,665 | 2.56% | 0.00% | to | 1.50% | -44.66% | to | -43.84% |
| 2007 | 2,877 | $13.33 | to | $25.80 | $60,698 | 3.37% | 0.00% | to | 1.50% | 15.56% | to | 17.27% |
| 2006 | 2,821 | $11.47 | to | $22.00 | $51,710 | 0.89% | 0.00% | to | 1.50% | 16.32% | to | 18.09% |
| 2005 | 2,828 | $9.82 | to | $18.63 | $44,759 | 0.65% | 0.00% | to | 1.50% | 5.21% | to | 19.04% |
| **Fidelity® VIP Contrafund® Portfolio - Initial Class** | | | | | | | | | | | | |
| 2009 | 40,206 | $7.59 | to | $32.46 | $970,509 | 1.37% | 0.00% | to | 2.15% | 32.82% | to | 35.75% |
| 2008 | 39,866 | $5.64 | to | $24.16 | $722,264 | 1.02% | 0.00% | to | 2.15% | -43.75% | to | -29.20% |
| 2007 | 40,117 | $14.19 | to | $42.45 | $1,311,557 | 0.95% | 0.00% | to | 2.15% | -6.90% | to | 17.56% |
| 2006 | 40,979 | $12.07 | to | $36.46 | $1,176,582 | 1.31% | 0.00% | to | 1.95% | 9.57% | to | 11.73% |
| 2005 | 37,845 | $12.96 | to | $32.97 | $1,008,057 | 0.26% | 0.00% | to | 1.95% | 14.84% | to | 16.95% |
| **Fidelity® VIP Index 500 Portfolio - Initial Class** | | | | | | | | | | | | |
| 2009 | 4,173 | $22.64 | to | $22.84 | $95,244 | 2.48% | 0.95% | to | 1.00% | 25.36% | to | 25.43% |
| 2008 | 4,127 | $18.05 | to | $18.22 | $75,139 | 2.23% | 0.95% | to | 1.00% | -37.63% | to | -37.62% |
| 2007 | 4,341 | $28.94 | to | $29.21 | $126,698 | 3.67% | 1.00% | to | 1.10% | 4.29% | to | 4.40% |
| 2006 | 4,609 | $27.75 | to | $27.98 | $128,845 | 1.65% | 1.00% | to | 1.10% | 14.43% | to | 14.58% |
| 2005 | 4,779 | $24.25 | to | $24.42 | $116,615 | 1.72% | 1.00% | to | 1.10% | 3.72% | to | 3.78% |
| **Fidelity® VIP Mid Cap Portfolio - Initial Class** | | | | | | | | | | | | |
| 2009 | 1,163 | | $11.99 | | $13,948 | 0.73% | | - | | | 40.07% | |
| 2008 | 935 | | $8.56 | | $8,006 | 0.55% | | - | | | -39.42% | |
| 2007 | 706 | | $14.13 | | $9,972 | 0.92% | | - | | | 15.63% | |
| 2006 | 446 | | $12.22 | | $5,451 | (b) | | - | | | (b) | |
| 2005 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Fidelity® VIP Asset Manager℠ Portfolio - Initial Class | | | | | | | | | | | | |
| 2009 | 979 | $20.40 | to | $20.58 | $20,099 | 2.41% | 0.95% | to | 1.00% | 27.83% | to | 27.90% |
| 2008 | 968 | $15.95 | to | $16.10 | $15,560 | 3.00% | 0.95% | to | 1.00% | | -29.42% | |
| 2007 | 889 | $22.60 | to | $22.81 | $20,260 | 6.08% | 1.00% | to | 1.10% | 14.20% | to | 14.34% |
| 2006 | 921 | $19.79 | to | $19.95 | $18,360 | 2.71% | 1.00% | to | 1.10% | 6.17% | to | 6.29% |
| 2005 | 994 | $18.64 | to | $18.77 | $18,646 | 2.68% | 1.00% | to | 1.10% | 2.93% | to | 2.96% |
| Mutual Global Discovery Fund - Class R | | | | | | | | | | | | |
| 2009 | 217 | $14.51 | to | $16.09 | $3,353 | 0.89% | 0.00% | to | 1.75% | 18.87% | to | 20.31% |
| 2008 | 160 | $12.35 | to | $13.10 | $2,067 | 1.20% | 0.35% | to | 1.55% | -28.07% | to | -27.22% |
| 2007 | 138 | $17.17 | to | $18.00 | $2,445 | 2.27% | 0.35% | to | 1.55% | 9.02% | to | 10.43% |
| 2006 | 89 | $15.75 | to | $16.30 | $1,438 | 2.06% | 0.35% | to | 1.55% | 20.97% | to | 22.16% |
| 2005 | 51 | $13.02 | to | $13.27 | $667 | 1.41% | 0.55% | to | 1.55% | | 13.95% | |
| Franklin Small-Mid Cap Growth Fund - Class A | | | | | | | | | | | | |
| 2009 | 50 | $10.84 | to | $11.81 | $563 | - | 0.30% | to | 1.75% | 40.78% | to | 42.81% |
| 2008 | 49 | $7.70 | to | $8.27 | $396 | 0.17% | 0.30% | to | 1.75% | -43.55% | to | -43.03% |
| 2007 | 55 | $13.64 | to | $14.24 | $767 | - | 0.65% | to | 1.75% | 9.73% | to | 10.99% |
| 2006 | 44 | $12.43 | to | $12.83 | $556 | - | 0.65% | to | 1.75% | 5.76% | to | 6.60% |
| 2005 | 27 | $11.80 | to | $11.98 | $318 | - | 0.80% | to | 1.60% | | 8.86% | |
| Franklin Small Cap Value Securities Fund - Class 2 | | | | | | | | | | | | |
| 2009 | 5,720 | $8.12 | to | $16.69 | $86,667 | 1.55% | 0.00% | to | 1.95% | 26.67% | to | 29.30% |
| 2008 | 5,364 | $6.33 | to | $13.05 | $63,473 | 1.21% | 0.00% | to | 1.90% | -34.15% | to | -32.98% |
| 2007 | 5,150 | $12.76 | to | $19.69 | $91,636 | 0.69% | 0.00% | to | 1.95% | -4.10% | to | -2.71% |
| 2006 | 4,814 | $13.16 | to | $20.37 | $88,521 | 0.64% | 0.15% | to | 1.75% | 15.05% | to | 16.53% |
| 2005 | 4,489 | $12.96 | to | $17.59 | $72,308 | 0.78% | 0.35% | to | 1.65% | 7.02% | to | 8.16% |
| Fundamental Investors℠, Inc. - Class R-3 | | | | | | | | | | | | |
| 2009 | 63 | $7.97 | to | $8.12 | $505 | 0.77% | 0.25% | to | 1.40% | 31.09% | to | 32.35% |
| 2008 | 2 | $6.08 | to | $6.12 | $13 | (d) | 0.40% | to | 1.35% | | (d) | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |

383

| | Units* (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Fundamental Investors[SM], Inc. - Class R-4 | | | | | | | | | | | | |
| 2009 | 2,700 | $8.00 | to | $8.20 | $21,781 | 1.62% | 0.00% | to | 1.50% | 31.36% | to | 33.33% |
| 2008 | 1,355 | $6.09 | to | $6.15 | $8,280 | (d) | 0.00% | to | 1.50% | | (d) | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| The Growth Fund of America® - Class R-3 | | | | | | | | | | | | |
| 2009 | 1,299 | $9.33 | to | $12.36 | $15,280 | 0.73% | 0.00% | to | 1.75% | 31.80% | to | 34.06% |
| 2008 | 1,082 | $7.03 | to | $9.22 | $9,558 | 0.68% | 0.00% | to | 1.75% | -40.25% | to | -39.22% |
| 2007 | 848 | $11.68 | to | $15.17 | $12,442 | 0.92% | 0.00% | to | 1.75% | 8.85% | to | 10.36% |
| 2006 | 584 | $10.67 | to | $13.63 | $7,813 | 0.76% | 0.20% | to | 1.55% | 8.89% | to | 10.29% |
| 2005 | 319 | $12.04 | to | $12.34 | $3,894 | 0.65% | 0.25% | to | 1.55% | 12.28% | to | 13.54% |
| The Growth Fund of America® - Class R-4 | | | | | | | | | | | | |
| 2009 | 23,386 | $7.89 | to | $12.56 | $277,112 | 1.00% | 0.00% | to | 1.50% | 32.53% | to | 34.63% |
| 2008 | 20,363 | $5.91 | to | $9.34 | $181,120 | 0.98% | 0.00% | to | 1.50% | -40.00% | to | -39.03% |
| 2007 | 16,882 | $9.72 | to | $15.32 | $248,778 | 1.08% | 0.00% | to | 1.50% | 9.19% | to | 10.52% |
| 2006 | 14,655 | $12.90 | to | $13.73 | $196,584 | 0.91% | 0.30% | to | 1.50% | 9.29% | to | 10.56% |
| 2005 | 11,850 | $11.74 | to | $12.54 | $145,130 | 0.93% | 0.00% | to | 1.50% | 12.50% | to | 13.63% |
| The Income Fund of America® - Class R-3 | | | | | | | | | | | | |
| 2009 | 149 | $11.24 | to | $12.47 | $1,778 | 4.47% | 0.00% | to | 1.75% | 21.91% | to | 24.08% |
| 2008 | 158 | $9.22 | to | $10.05 | $1,535 | 4.57% | 0.00% | to | 1.75% | -30.42% | to | -29.18% |
| 2007 | 121 | $13.25 | to | $14.19 | $1,660 | 3.34% | 0.00% | to | 1.75% | 1.83% | to | 3.08% |
| 2006 | 77 | $13.12 | to | $13.65 | $1,032 | 3.12% | 0.20% | to | 1.55% | 18.13% | to | 19.60% |
| 2005 | 26 | $11.14 | to | $11.38 | $295 | 3.46% | 0.30% | to | 1.45% | 1.73% | to | 2.71% |
| ING Balanced Portfolio - Class I | | | | | | | | | | | | |
| 2009 | 16,466 | $8.44 | to | $34.02 | $341,845 | 4.46% | 0.00% | to | 1.95% | 16.92% | to | 19.28% |
| 2008 | 17,863 | $7.13 | to | $28.80 | $314,926 | 3.72% | 0.00% | to | 1.95% | -29.49% | to | 1.49% |
| 2007 | 21,542 | $12.24 | to | $40.44 | $528,434 | 2.68% | 0.00% | to | 1.95% | -27.07% | to | 5.54% |
| 2006 | 24,020 | $11.74 | to | $38.67 | $588,364 | 2.43% | 0.00% | to | 1.95% | 7.84% | to | 9.99% |
| 2005 | 27,567 | $11.37 | to | $35.49 | $637,454 | 2.34% | 0.00% | to | 1.50% | 2.69% | to | 4.25% |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING Real Estate Fund - Class A | | | | | | | | | | | | |
| 2009 | 122 | $12.60 | to | $13.73 | $1,611 | 3.77% | 0.00% | to | 1.45% | 27.79% | to | 29.65% |
| 2008 | 133 | $9.86 | to | $10.59 | $1,357 | 3.35% | 0.00% | to | 1.45% | -36.10% | to | -35.15% |
| 2007 | 121 | $15.25 | to | $16.33 | $1,923 | 2.75% | 0.00% | to | 1.75% | -17.75% | to | -16.74% |
| 2006 | 124 | $18.70 | to | $19.45 | $2,373 | 2.49% | 0.20% | to | 1.55% | 34.10% | to | 35.71% |
| 2005 | 67 | $13.99 | to | $14.31 | $954 | 4.05% | 0.25% | to | 1.45% | 10.59% | to | 11.47% |
| ING GNMA Income Fund - Class A | | | | | | | | | | | | |
| 2009 | 388 | $11.85 | to | $12.98 | $4,826 | 4.15% | 0.00% | to | 1.55% | 3.40% | to | 4.93% |
| 2008 | 238 | $11.46 | to | $12.37 | $2,835 | 3.54% | 0.00% | to | 1.55% | 5.23% | to | 6.91% |
| 2007 | 126 | $10.89 | to | $11.57 | $1,405 | 3.87% | 0.00% | to | 1.55% | 4.11% | to | 5.37% |
| 2006 | 91 | $10.44 | to | $10.87 | $973 | 5.45% | 0.20% | to | 1.55% | 2.75% | to | 3.93% |
| 2005 | 69 | $10.11 | to | $10.44 | $712 | 4.48% | 0.25% | to | 1.55% | 0.99% | to | 2.25% |
| ING Intermediate Bond Fund - Class A | | | | | | | | | | | | |
| 2009 | 334 | $10.79 | to | $11.83 | $3,799 | 6.26% | 0.00% | to | 1.55% | 11.01% | to | 12.88% |
| 2008 | 342 | $9.72 | to | $10.48 | $3,481 | 4.43% | 0.00% | to | 1.55% | -11.39% | to | -10.04% |
| 2007 | 269 | $10.97 | to | $11.65 | $3,064 | 4.22% | 0.00% | to | 1.55% | 4.18% | to | 5.34% |
| 2006 | 151 | $10.53 | to | $10.95 | $1,633 | 4.65% | 0.20% | to | 1.55% | 2.13% | to | 3.33% |
| 2005 | 79 | $10.31 | to | $10.52 | $829 | 3.96% | 0.45% | to | 1.55% | 1.66% | to | 2.24% |
| ING Intermediate Bond Portfolio - Class I | | | | | | | | | | | | |
| 2009 | 18,464 | $10.21 | to | $82.40 | $378,989 | 6.63% | 0.00% | to | 2.05% | 9.31% | to | 11.57% |
| 2008 | 18,571 | $9.22 | to | $83.76 | $350,384 | 5.64% | 0.00% | to | 2.05% | -10.25% | to | 6.66% |
| 2007 | 19,947 | $11.00 | to | $92.31 | $421,252 | 3.81% | 0.00% | to | 1.95% | -11.31% | to | 5.99% |
| 2006 | 19,472 | $10.56 | to | $87.81 | $400,146 | 3.99% | 0.00% | to | 1.95% | 2.02% | to | 4.12% |
| 2005 | 19,951 | $10.32 | to | $76.25 | $405,018 | 3.79% | 0.00% | to | 1.90% | 1.37% | to | 3.16% |
| ING Intermediate Bond Portfolio - Class S | | | | | | | | | | | | |
| 2009 | 33 | | $10.69 | | $349 | 7.13% | | 0.35% | | | 10.89% | |
| 2008 | 22 | | $9.64 | | $212 | 5.64% | | 0.35% | | | -8.88% | |
| 2007 | 23 | | $10.58 | | $249 | 6.90% | | 0.35% | | | 5.27% | |
| 2006 | 1 | | $10.05 | | $12 | (b) | | 0.35% | | | (b) | |
| 2005 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Artio Foreign Portfolio - Service Class** | | | | | | | | | | | | |
| 2009 | 2,803 | $6.66 | to | $13.86 | $36,625 | 3.46% | 0.00% | to | 1.50% | 18.42% | to | 20.21% |
| 2008 | 3,034 | $5.58 | to | $11.53 | $33,338 | - | 0.00% | to | 1.50% | -44.46% | to | -43.62% |
| 2007 | 3,036 | $17.69 | to | $20.46 | $59,851 | 0.08% | 0.00% | to | 1.50% | 14.70% | to | 16.46% |
| 2006 | 1,766 | $15.30 | to | $17.79 | $30,166 | (b) | 0.00% | to | 1.50% | | (b) | |
| 2005 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **ING BlackRock Large Cap Growth Portfolio -** | | | | | | | | | | | | |
| **Institutional Class** | | | | | | | | | | | | |
| 2009 | 9,710 | $7.55 | to | $8.39 | $79,020 | 0.58% | 0.00% | to | 1.50% | 28.62% | to | 30.69% |
| 2008 | 10,055 | $5.87 | to | $6.43 | $63,303 | 0.20% | 0.00% | to | 1.50% | -39.90% | to | -39.03% |
| 2007 | 11,126 | $9.76 | to | $10.53 | $115,938 | (c) | 0.00% | to | 1.50% | | (c) | |
| 2006 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **ING BlackRock Large Cap Growth Portfolio -** | | | | | | | | | | | | |
| **Service Class** | | | | | | | | | | | | |
| 2009 | 17 | $9.49 | to | $9.65 | $158 | - | 0.00% | to | 0.50% | 29.47% | to | 30.23% |
| 2008 | 12 | $7.33 | to | $7.41 | $86 | - | 0.00% | to | 0.50% | -39.32% | to | -39.11% |
| 2007 | 4 | $12.08 | to | $12.17 | $43 | - | 0.00% | to | 0.50% | | 6.75% | |
| 2006 | - | | $11.40 | | - | (b) | | - | | | (b) | |
| 2005 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **ING BlackRock Large Cap Growth Portfolio -** | | | | | | | | | | | | |
| **Service 2 Class** | | | | | | | | | | | | |
| 2009 | 22 | | $8.20 | | $177 | - | | 0.35% | | | 29.54% | |
| 2008 | 12 | | $6.33 | | $79 | - | | 0.35% | | | -39.43% | |
| 2007 | 14 | | $10.45 | | $147 | (c) | | 0.35% | | | (c) | |
| 2006 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **ING Clarion Global Real Estate Portfolio -** | | | | | | | | | | | | |
| **Institutional Class** | | | | | | | | | | | | |
| 2009 | 5,675 | $8.82 | to | $9.00 | $50,442 | 2.45% | 0.00% | to | 1.50% | 31.79% | to | 33.73% |
| 2008 | 5,361 | $6.69 | to | $6.73 | $35,967 | (d) | 0.00% | to | 1.50% | | (d) | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |

| | Units* (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Clarion Real Estate Portfolio - Institutional Class** | | | | | | | | | | | | |
| 2009 | 158 | $8.00 | to | $8.31 | $1,315 | 3.43% | 0.95% | to | 1.95% | | 34.90% | |
| 2008 | 117 | | $6.16 | | $724 | 1.92% | | 0.95% | | | -38.89% | |
| 2007 | 94 | $9.91 | to | $10.08 | $942 | (h) | 0.95% | to | 1.95% | | (h) | |
| 2006 | 61 | | $12.34 | | $754 | (b) | | 0.95% | | | (b) | |
| 2005 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **ING Clarion Real Estate Portfolio - Service Class** | | | | | | | | | | | | |
| 2009 | 3,220 | $7.19 | to | $8.52 | $26,610 | 3.48% | 0.00% | to | 1.55% | 33.83% | to | 35.89% |
| 2008 | 2,819 | $5.33 | to | $6.27 | $17,289 | 1.39% | 0.00% | to | 1.50% | -39.46% | to | -38.53% |
| 2007 | 2,072 | $9.95 | to | $10.20 | $20,838 | 1.31% | 0.00% | to | 1.50% | -18.97% | to | -18.11% |
| 2006 | 1,372 | $12.28 | to | $12.39 | $16,905 | (b) | 0.35% | to | 1.50% | | (b) | |
| 2005 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **ING Evergreen Health Sciences Portfolio - Service Class** | | | | | | | | | | | | |
| 2009 | 846 | $8.43 | to | $11.97 | $9,719 | - | 0.00% | to | 1.50% | 18.24% | to | 20.17% |
| 2008 | 749 | $7.07 | to | $9.97 | $7,198 | 0.15% | 0.00% | to | 1.50% | -29.73% | to | -28.63% |
| 2007 | 460 | $13.42 | to | $13.97 | $6,256 | 0.13% | 0.00% | to | 1.50% | 6.93% | to | 8.55% |
| 2006 | 351 | $12.55 | to | $12.87 | $4,440 | - | 0.00% | to | 1.50% | 12.15% | to | 13.32% |
| 2005 | 129 | $11.19 | to | $11.29 | $1,446 | (a) | 0.50% | to | 1.50% | | (a) | |
| **ING Evergreen Omega Portfolio - Service Class** | | | | | | | | | | | | |
| 2009 | 29 | $13.16 | to | $13.39 | $378 | 0.48% | 0.00% | to | 0.50% | 41.81% | to | 42.45% |
| 2008 | 4 | $9.28 | to | $9.40 | $35 | - | 0.00% | to | 0.50% | | -27.53% | |
| 2007 | - | | $12.97 | | - | (c) | | - | | | (c) | |
| 2006 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **ING FMR[SM] Diversified Mid Cap Portfolio - Service Class** | | | | | | | | | | | | |
| 2009 | 3,350 | $8.18 | to | $12.94 | $41,611 | 0.53% | 0.00% | to | 1.50% | 37.05% | to | 39.14% |
| 2008 | 2,384 | $5.92 | to | $9.30 | $21,437 | 0.94% | 0.00% | to | 1.50% | -40.11% | to | -39.14% |
| 2007 | 1,307 | $9.76 | to | $15.28 | $19,443 | 0.12% | 0.00% | to | 1.85% | 12.77% | to | 14.09% |
| 2006 | 1,115 | $13.00 | to | $13.31 | $14,604 | - | 0.35% | to | 1.55% | 10.25% | to | 11.36% |
| 2005 | 390 | $11.80 | to | $11.88 | $4,611 | (a) | 0.50% | to | 1.50% | | (a) | |

| | Units* (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Global Resources Portfolio - Institutional Class** | | | | | | | | | | | | |
| 2009 | 2 | | $11.31 | | $27 | - | | 0.20% | | | 37.59% | |
| 2008 | 3 | | $8.22 | | $25 | 2.90% | | 0.20% | | | -40.95% | |
| 2007 | 3 | | $13.92 | | $44 | (c) | | 0.20% | | | (c) | |
| 2006 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **ING Global Resources Portfolio - Service Class** | | | | | | | | | | | | |
| 2009 | 10,029 | $8.19 | to | $12.38 | $107,768 | 0.30% | 0.00% | to | 1.50% | 35.47% | to | 37.64% |
| 2008 | 9,325 | $6.00 | to | $8.06 | $73,573 | 2.08% | 0.00% | to | 1.50% | -41.88% | to | -41.03% |
| 2007 | 8,097 | $13.42 | to | $13.65 | $109,431 | (c) | 0.00% | to | 1.50% | | (c) | |
| 2006 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **ING Janus Contrarian Portfolio - Service Class** | | | | | | | | | | | | |
| 2009 | 1,691 | $7.15 | to | $8.00 | $13,120 | 0.57% | 0.00% | to | 1.55% | 34.33% | to | 36.52% |
| 2008 | 1,285 | $5.32 | to | $5.86 | $7,405 | 0.72% | 0.00% | to | 1.50% | -49.21% | to | -49.00% |
| 2007 | 403 | $11.44 | to | $11.49 | $4,611 | (c) | 0.00% | to | 0.50% | | (c) | |
| 2006 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2009 | 25 | | $16.62 | | $421 | 1.01% | | 0.35% | | | 70.29% | |
| 2008 | 18 | | $9.76 | | $171 | 3.71% | | 0.35% | | | -51.61% | |
| 2007 | 18 | | $20.17 | | $368 | 0.94% | | 0.35% | | | 37.49% | |
| 2006 | 4 | | $14.67 | | $57 | (b) | | 0.35% | | | (b) | |
| 2005 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class** | | | | | | | | | | | | |
| 2009 | 2,123 | $17.38 | to | $17.39 | $36,901 | 1.51% | 0.95% | to | 1.00% | 70.32% | to | 70.39% |
| 2008 | 1,808 | $10.20 | to | $10.21 | $18,447 | 2.65% | 0.95% | to | 1.00% | -51.66% | to | -51.61% |
| 2007 | 2,077 | | $21.10 | | $43,831 | 1.12% | | 1.00% | | | 37.46% | |
| 2006 | 1,901 | | $15.35 | | $29,171 | 0.67% | | 1.00% | | | 34.77% | |
| 2005 | 1,396 | | $11.39 | | $15,902 | (a) | | 1.00% | | | (a) | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING JPMorgan Emerging Markets Equity Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 1,541 | $8.33 | to | $21.25 | $30,187 | 1.31% | 0.00% | to | 1.55% | 68.93% | to | 71.51% |
| 2008 | 1,357 | $4.89 | to | $12.39 | $15,725 | 2.46% | 0.00% | to | 1.50% | -52.01% | to | -51.32% |
| 2007 | 1,642 | $15.61 | to | $25.32 | $40,173 | 0.95% | 0.10% | to | 1.50% | 36.42% | to | 37.80% |
| 2006 | 1,200 | $11.43 | to | $18.30 | $21,610 | 0.43% | 0.40% | to | 1.50% | 33.78% | to | 35.12% |
| 2005 | 512 | $13.38 | to | $13.50 | $6,873 | (a) | 0.50% | to | 1.50% | | (a) | |
| ING JPMorgan Small Cap Core Equity Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 324 | $8.29 | to | $11.65 | $3,617 | 0.45% | 0.00% | to | 1.50% | 25.40% | to | 27.40% |
| 2008 | 241 | $6.57 | to | $9.15 | $2,129 | 0.48% | 0.00% | to | 1.50% | -31.00% | to | -29.94% |
| 2007 | 194 | $12.55 | to | $13.06 | $2,468 | 0.15% | 0.00% | to | 1.50% | -3.16% | to | -2.13% |
| 2006 | 126 | $12.96 | to | $13.25 | $1,643 | - | 0.40% | to | 1.50% | 15.07% | to | 16.04% |
| 2005 | 25 | $11.28 | to | $11.38 | $282 | (a) | 0.50% | to | 1.40% | | (a) | |
| ING Lord Abbett Affiliated Portfolio - Institutional Class | | | | | | | | | | | | |
| 2009 | 9,595 | $7.29 | to | $8.60 | $79,642 | 0.97% | 0.00% | to | 1.95% | 16.79% | to | 19.11% |
| 2008 | 10,392 | $6.17 | to | $7.22 | $73,160 | 3.25% | 0.00% | to | 1.95% | -37.67% | to | -36.48% |
| 2007 | 11,800 | $10.99 | to | $11.33 | $131,763 | 0.05% | 0.20% | to | 1.95% | 2.79% | to | 3.78% |
| 2006 | 99 | $10.77 | to | $10.85 | $1,068 | (b) | 0.50% | to | 1.50% | | (b) | |
| 2005 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| ING Lord Abbett Affiliated Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 80 | $8.06 | to | $8.38 | $668 | 0.85% | 0.50% | to | 1.55% | 17.17% | to | 17.99% |
| 2008 | 72 | $6.93 | to | $7.06 | $506 | 3.33% | 0.65% | to | 1.35% | -37.45% | to | -37.15% |
| 2007 | 46 | $11.08 | to | $11.17 | $516 | (c) | 0.85% | to | 1.35% | | (c) | |
| 2006 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| ING Marsico Growth Portfolio - Institutional Class | | | | | | | | | | | | |
| 2009 | 881 | $8.25 | to | $8.57 | $7,384 | 1.17% | 0.00% | to | 1.50% | 27.33% | to | 31.01% |
| 2008 | 797 | $6.45 | to | $6.62 | $5,214 | (d) | 0.00% | to | 1.50% | | (d) | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Marsico Growth Portfolio - Service Class** | | | | | | | | | | | | |
| 2009 | 33 | $8.47 | to | $10.35 | $337 | 0.62% | 0.35% | to | 1.50% | 27.96% | to | 28.53% |
| 2008 | 39 | $6.59 | to | $8.08 | $306 | 0.09% | 0.35% | to | 1.20% | -40.94% | to | -40.60% |
| 2007 | 325 | $11.39 | to | $13.76 | $4,327 | - | 0.00% | to | 1.50% | 12.43% | to | 14.19% |
| 2006 | 233 | $10.11 | to | $12.05 | $2,747 | - | 0.00% | to | 1.50% | 3.34% | to | 4.46% |
| 2005 | 102 | $11.37 | to | $11.47 | $1,159 | (a) | 0.50% | to | 1.50% | | (a) | |
| **ING Marsico International Opportunities Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2009 | 23 | | $7.76 | | $175 | - | | 0.35% | | | 36.62% | |
| 2008 | 11 | | $5.68 | | $65 | - | | 0.35% | | | -49.87% | |
| 2007 | 6 | | $11.33 | | $64 | (c) | | 0.35% | | | (c) | |
| 2006 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **ING Marsico International Opportunities Portfolio - Service Class** | | | | | | | | | | | | |
| 2009 | 690 | $6.74 | to | $13.02 | $8,576 | 1.20% | 0.00% | to | 1.50% | 35.49% | to | 37.63% |
| 2008 | 705 | $4.93 | to | $9.46 | $6,408 | 1.08% | 0.00% | to | 1.50% | -50.25% | to | -49.52% |
| 2007 | 688 | $18.01 | to | $18.74 | $12,551 | 0.95% | 0.00% | to | 1.50% | 18.80% | to | 19.97% |
| 2006 | 478 | $15.16 | to | $15.50 | $7,306 | 0.03% | 0.40% | to | 1.50% | 22.16% | to | 23.16% |
| 2005 | 108 | $12.41 | to | $12.48 | $1,348 | (a) | 0.70% | to | 1.50% | | (a) | |
| **ING MFS Total Return Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2009 | 85 | | $10.53 | | $896 | 2.58% | | 0.35% | | | 17.13% | |
| 2008 | 55 | | $8.99 | | $497 | 4.89% | | 0.35% | | | -22.90% | |
| 2007 | 49 | | $11.66 | | $567 | 1.31% | | 0.35% | | | 3.19% | |
| 2006 | 4 | | $11.30 | | $45 | (b) | | 0.35% | | | (b) | |
| 2005 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **ING MFS Total Return Portfolio - Institutional Class** | | | | | | | | | | | | |
| 2009 | 5,815 | $10.03 | to | $10.04 | $58,354 | 2.74% | 0.95% | to | 1.00% | 17.02% | to | 17.04% |
| 2008 | 6,024 | $8.57 | to | $8.58 | $51,654 | 6.26% | 0.95% | to | 1.00% | -23.00% | to | -22.91% |
| 2007 | 7,291 | | $11.13 | | $81,146 | 0.11% | | 1.00% | | | 3.25% | |
| 2006 | 25 | | $10.78 | | $269 | (b) | | 1.00% | | | (b) | |
| 2005 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |

| | Units* (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING MFS Total Return Portfolio - Service Class** | | | | | | | | | | | | |
| 2009 | 1,926 | $8.90 | to | $14.70 | $25,683 | 2.51% | 0.00% | to | 1.55% | 16.03% | to | 17.88% |
| 2008 | 1,955 | $7.60 | to | $12.47 | $22,350 | 5.97% | 0.00% | to | 1.55% | -23.51% | to | -22.41% |
| 2007 | 2,252 | $12.08 | to | $15.88 | $33,604 | 2.95% | 0.10% | to | 1.55% | 2.44% | to | 3.61% |
| 2006 | 2,514 | $11.69 | to | $15.23 | $36,559 | 2.23% | 0.30% | to | 1.65% | 10.26% | to | 11.49% |
| 2005 | 3,132 | $10.95 | to | $13.66 | $41,280 | 2.59% | 0.40% | to | 1.50% | 1.38% | to | 2.33% |
| **ING MFS Utilities Portfolio - Service Class** | | | | | | | | | | | | |
| 2009 | 2,258 | $8.29 | to | $15.86 | $34,116 | 5.53% | 0.00% | to | 1.50% | 30.80% | to | 32.83% |
| 2008 | 2,158 | $6.29 | to | $11.94 | $24,775 | 3.58% | 0.00% | to | 1.50% | -38.65% | to | -37.72% |
| 2007 | 2,012 | $18.42 | to | $19.17 | $37,523 | 1.01% | 0.00% | to | 1.50% | 25.48% | to | 26.89% |
| 2006 | 881 | $14.68 | to | $15.01 | $13,022 | 0.04% | 0.40% | to | 1.50% | 28.88% | to | 30.08% |
| 2005 | 104 | $11.39 | to | $11.47 | $1,191 | (a) | 0.50% | to | 1.50% | | (a) | |
| **ING PIMCO High Yield Portfolio - Institutional Class** | | | | | | | | | | | | |
| 2009 | 278 | $12.31 | to | $12.32 | $3,426 | 7.29% | 0.95% | to | 1.00% | 48.26% | to | 48.31% |
| 2008 | 73 | $8.30 | to | $8.31 | $609 | 8.94% | 0.95% | to | 1.00% | -23.15% | to | -23.06% |
| 2007 | 74 | | $10.80 | | $800 | 6.11% | | 1.00% | | | 2.08% | |
| 2006 | 23 | | $10.58 | | $247 | (b) | | 1.00% | | | (b) | |
| 2005 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **ING PIMCO High Yield Portfolio - Service Class** | | | | | | | | | | | | |
| 2009 | 969 | $11.37 | to | $13.71 | $12,663 | 8.04% | 0.00% | to | 1.50% | 47.07% | to | 49.41% |
| 2008 | 505 | $7.67 | to | $9.18 | $4,462 | 8.96% | 0.00% | to | 1.50% | -23.68% | to | -22.53% |
| 2007 | 497 | $10.71 | to | $11.85 | $5,722 | 7.27% | 0.00% | to | 1.50% | 1.34% | to | 2.86% |
| 2006 | 448 | $10.56 | to | $11.52 | $5,070 | 6.48% | 0.00% | to | 1.50% | 7.36% | to | 8.35% |
| 2005 | 135 | $10.46 | to | $10.56 | $1,418 | (a) | 0.50% | to | 1.50% | | (a) | |
| **ING Pioneer Equity Income Portfolio - Institutional Class** | | | | | | | | | | | | |
| 2009 | 17,629 | $6.85 | to | $7.59 | $124,824 | - | 0.00% | to | 1.95% | 10.45% | to | 12.77% |
| 2008 | 17,559 | $6.20 | to | $6.74 | $111,368 | 3.16% | 0.00% | to | 1.95% | -31.49% | to | -30.28% |
| 2007 | 17,096 | $9.05 | to | $9.31 | $156,482 | (c) | 0.20% | to | 1.95% | | (c) | |
| 2006 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Pioneer Equity Income Portfolio - Service Class** | | | | | | | | | | | | |
| 2009 | - | | $7.00 | | $3 | (e) | | 1.05% | | | (e) | | |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | | |
| **ING Pioneer Fund Portfolio - Institutional Class** | | | | | | | | | | | | |
| 2009 | 1,654 | $7.87 | to | $10.00 | $15,047 | 1.46% | 0.00% | to | 1.95% | 22.54% | to | 24.41% |
| 2008 | 1,578 | $6.37 | to | $8.11 | $11,631 | 3.79% | 0.00% | to | 1.60% | -35.59% | to | -34.52% |
| 2007 | 1,454 | $11.18 | to | $12.51 | $16,489 | 0.44% | 0.00% | to | 1.70% | 3.71% | to | 5.42% |
| 2006 | 232 | $10.78 | to | $11.98 | $2,509 | (b) | 0.00% | to | 1.50% | | (b) | |
| 2005 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | | |
| **ING Pioneer Fund Portfolio - Service Class** | | | | | | | | | | | | |
| 2009 | 39 | $8.83 | to | $9.13 | $353 | 1.73% | 0.45% | to | 1.35% | 22.44% | to | 23.00% |
| 2008 | 15 | $7.22 | to | $7.33 | $109 | 3.64% | 0.70% | to | 1.30% | -35.54% | to | -35.41% |
| 2007 | 10 | $11.20 | to | $11.24 | $111 | - | 1.00% | to | 1.30% | | 4.07% | |
| 2006 | 2 | | $10.80 | | $25 | (b) | | 1.00% | | | (b) | |
| 2005 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | | |
| **ING Pioneer Mid Cap Value Portfolio - Institutional Class** | | | | | | | | | | | | |
| 2009 | 9,133 | $7.93 | to | $9.51 | $83,867 | 1.50% | 0.00% | to | 2.10% | 23.11% | to | 25.46% |
| 2008 | 8,859 | $6.37 | to | $7.58 | $65,464 | 2.18% | 0.00% | to | 1.80% | -34.09% | to | -32.92% |
| 2007 | 8,727 | $11.02 | to | $11.30 | $96,991 | 0.08% | 0.00% | to | 1.80% | 4.16% | to | 5.26% |
| 2006 | 74 | $10.54 | to | $10.65 | $783 | (b) | 0.50% | to | 1.50% | | (b) | |
| 2005 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | | |
| **ING Pioneer Mid Cap Value Portfolio - Service Class** | | | | | | | | | | | | |
| 2009 | 37 | $8.91 | to | $9.40 | $342 | 1.47% | 0.10% | to | 1.55% | 23.49% | to | 25.00% |
| 2008 | 28 | $7.27 | to | $7.52 | $204 | 3.64% | 0.10% | to | 1.35% | -34.03% | to | -33.30% |
| 2007 | 1 | $11.02 | to | $11.20 | $16 | (h) | 0.35% | to | 1.35% | | (h) | |
| 2006 | 1 | | $10.61 | | $6 | (b) | | 0.80% | | | (b) | |
| 2005 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Stock Index Portfolio - Institutional Class** | | | | | | | | | | | |
| 2009 | 356 | $10.54 | to $11.16 | $3,952 | 0.73% | 0.00% | to | 1.25% | 24.65% | to | 26.30% |
| 2008 | 269 | $8.44 | to $8.84 | $2,372 | 3.86% | 0.00% | to | 1.25% | -37.92% | to | -37.13% |
| 2007 | 256 | $13.55 | to $14.03 | $3,588 | 1.50% | 0.05% | to | 1.25% | 4.04% | to | 4.51% |
| 2006 | 273 | $13.00 | to $13.30 | $3,625 | 3.36% | 0.15% | to | 1.25% | | 14.55% | |
| 2005 | 2,166 | $11.41 | to $11.56 | $25,037 | (a) | 0.00% | to | 0.80% | | (a) | |
| **ING T. Rowe Price Capital Appreciation Portfolio -**<br>**Service Class** | | | | | | | | | | | |
| 2009 | 21,112 | $9.42 | to $12.75 | $257,927 | 2.05% | 0.00% | to | 1.55% | 31.08% | to | 33.33% |
| 2008 | 17,181 | $7.12 | to $9.57 | $158,868 | 4.79% | 0.00% | to | 1.55% | -28.63% | to | -27.50% |
| 2007 | 13,148 | $12.66 | to $13.20 | $168,990 | 1.82% | 0.00% | to | 1.55% | 2.76% | to | 4.05% |
| 2006 | 7,004 | $12.32 | to $12.60 | $86,924 | 1.22% | 0.30% | to | 1.55% | 13.00% | to | 14.01% |
| 2005 | 1,752 | $10.91 | to $11.01 | $19,163 | (a) | 0.50% | to | 1.50% | | (a) | |
| **ING T. Rowe Price Equity Income Portfolio - Adviser**<br>**Class** | | | | | | | | | | | |
| 2009 | 142 | | $9.81 | $1,389 | 1.56% | | 0.35% | | | 24.18% | |
| 2008 | 116 | | $7.90 | $918 | 3.48% | | 0.35% | | | -36.19% | |
| 2007 | 93 | | $12.38 | $1,151 | 1.02% | | 0.35% | | | 2.40% | |
| 2006 | 18 | | $12.09 | $215 | (b) | | 0.35% | | | (b) | |
| 2005 | (b) | | (b) | (b) | (b) | | (b) | | | (b) | |
| **ING T. Rowe Price Equity Income Portfolio - Service**<br>**Class** | | | | | | | | | | | |
| 2009 | 7,785 | $7.73 | to $15.37 | $110,806 | 1.81% | 0.00% | to | 1.65% | 22.83% | to | 24.96% |
| 2008 | 6,475 | $6.23 | to $12.30 | $74,508 | 4.58% | 0.00% | to | 1.65% | -36.69% | to | -35.67% |
| 2007 | 5,633 | $13.02 | to $19.12 | $101,704 | 1.42% | 0.00% | to | 1.65% | 1.35% | to | 2.78% |
| 2006 | 4,956 | $12.72 | to $18.46 | $87,796 | 1.34% | 0.15% | to | 1.65% | 17.21% | to | 18.68% |
| 2005 | 3,660 | $11.39 | to $15.47 | $54,938 | 1.28% | 0.30% | to | 1.55% | 2.34% | to | 3.36% |
| **ING Templeton Global Growth Portfolio - Institutional**<br>**Class** | | | | | | | | | | | |
| 2009 | 56 | $12.86 | to $13.42 | $738 | 3.04% | 0.60% | to | 1.75% | 30.43% | to | 31.96% |
| 2008 | 77 | $9.86 | to $10.17 | $774 | 1.43% | 0.60% | to | 1.75% | -40.67% | to | -39.96% |
| 2007 | 71 | $16.62 | to $16.94 | $1,186 | - | 0.75% | to | 1.90% | | 1.70% | |
| 2006 | - | | $16.50 | - | (b) | | 1.00% | | | (b) | |
| 2005 | (b) | | (b) | (b) | (b) | | (b) | | | (b) | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING Templeton Global Growth Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 402 | $7.75 | to | $9.11 | $3,525 | 2.24% | 0.00% | to | 1.50% | 30.21% | to | 32.26% |
| 2008 | 315 | $5.90 | to | $6.89 | $2,110 | 1.09% | 0.00% | to | 1.50% | -40.57% | to | -39.86% |
| 2007 | 253 | $11.14 | to | $11.39 | $2,833 | 1.27% | 0.30% | to | 1.50% | 0.91% | to | 1.98% |
| 2006 | 128 | $11.04 | to | $11.11 | $1,421 | (b) | 0.50% | to | 1.50% | | (b) | |
| 2005 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| ING Van Kampen Growth and Income Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 1,715 | $8.09 | to | $11.13 | $18,265 | 1.34% | 0.00% | to | 1.50% | 22.12% | to | 23.98% |
| 2008 | 1,513 | $6.57 | to | $8.98 | $13,111 | 4.08% | 0.00% | to | 1.50% | -33.23% | to | -32.23% |
| 2007 | 1,338 | $12.73 | to | $13.25 | $17,288 | 1.68% | 0.00% | to | 1.50% | 1.03% | to | 2.11% |
| 2006 | 1,237 | $12.60 | to | $12.88 | $15,704 | 1.19% | 0.40% | to | 1.50% | 14.34% | to | 15.41% |
| 2005 | 759 | $11.02 | to | $11.12 | $8,388 | (a) | 0.50% | to | 1.50% | | (a) | |
| ING Wells Fargo Small Cap Disciplined Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 175 | $8.31 | to | $8.86 | $1,504 | 0.73% | 0.25% | to | 1.50% | 28.18% | to | 29.66% |
| 2008 | 142 | $6.44 | to | $6.86 | $947 | 0.71% | 0.00% | to | 1.50% | -33.77% | to | -33.04% |
| 2007 | 102 | $9.94 | to | $10.16 | $1,022 | - | 0.40% | to | 1.50% | -5.15% | to | -4.17% |
| 2006 | 109 | $10.42 | to | $10.56 | $1,141 | (b) | 0.50% | to | 1.50% | | (b) | |
| 2005 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| ING Money Market Portfolio - Class I | | | | | | | | | | | | |
| 2009 | 24,663 | $10.28 | to | $57.57 | $403,501 | 0.30% | 0.00% | to | 2.05% | -1.69% | to | 0.35% |
| 2008 | 32,012 | $10.33 | to | $57.58 | $541,019 | 5.05% | 0.00% | to | 1.95% | 0.93% | to | 13.38% |
| 2007 | 26,790 | $10.73 | to | $56.29 | $520,246 | 3.62% | 0.00% | to | 1.70% | -7.17% | to | 5.16% |
| 2006 | 19,298 | $10.51 | to | $53.71 | $362,772 | 2.23% | 0.00% | to | 1.50% | 3.32% | to | 4.92% |
| 2005 | 14,234 | $10.15 | to | $51.39 | $210,711 | 1.20% | 0.00% | to | 1.50% | 1.47% | to | 3.03% |
| ING Global Real Estate Fund - Class A | | | | | | | | | | | | |
| 2009 | 2 | $13.97 | to | $14.00 | $24 | (e) | 0.50% | to | 0.80% | | (e) | |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING International Capital Appreciation Fund - Class I | | | | | | | | | | | | |
| 2009 | - | $13.16 | to | $13.18 | $3 | (e) | 1.05% | to | 1.35% | (e) | | |
| 2008 | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2007 | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2006 | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2005 | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| ING International SmallCap Multi-Manager Fund - Class A | | | | | | | | | | | | |
| 2009 | 117 | $12.90 | to | $14.31 | $1,642 | 1.31% | 0.00% | to | 1.75% | 42.98% | to | 45.43% |
| 2008 | 131 | $9.05 | to | $9.84 | $1,261 | 2.18% | 0.00% | to | 1.70% | -52.54% | to | -51.81% |
| 2007 | 111 | $19.07 | to | $20.42 | $2,221 | 0.85% | 0.00% | to | 1.75% | 8.61% | to | 9.75% |
| 2006 | 46 | $17.77 | to | $18.40 | $837 | 0.79% | 0.25% | to | 1.45% | 24.53% | | |
| 2005 | 20 | $14.35 | to | $14.52 | $283 | (a) | 0.60% | to | 1.25% | (a) | | |
| ING American Century Small-Mid Cap Value Portfolio - Adviser Class | | | | | | | | | | | | |
| 2009 | 5 | $11.15 | | | $52 | - | 0.35% | | | 34.66% | | |
| 2008 | 5 | $8.28 | | | $39 | 2.63% | 0.35% | | | -26.92% | | |
| 2007 | 3 | $11.33 | | | $37 | - | 0.35% | | | -3.49% | | |
| 2006 | 2 | $11.74 | | | $22 | (b) | 0.35% | | | (b) | | |
| 2005 | (b) | (b) | | | (b) | (b) | (b) | | | (b) | | |
| ING American Century Small-Mid Cap Value Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 2,396 | $9.42 | to | $16.14 | $35,995 | 1.64% | 0.00% | to | 1.50% | 33.70% | to | 35.74% |
| 2008 | 1,988 | $7.00 | to | $11.90 | $22,075 | 0.80% | 0.00% | to | 1.50% | -27.69% | to | -26.54% |
| 2007 | 1,876 | $12.60 | to | $16.20 | $28,635 | 0.41% | 0.00% | to | 1.50% | -4.31% | to | -2.91% |
| 2006 | 2,128 | $13.07 | to | $16.49 | $33,826 | 0.02% | 0.00% | to | 1.50% | 13.67% | to | 15.48% |
| 2005 | 2,244 | $12.37 | to | $14.45 | $31,597 | 0.19% | 0.00% | to | 1.50% | 6.27% | to | 7.85% |
| ING Baron Asset Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 356 | $7.67 | to | $8.77 | $3,022 | - | 0.00% | to | 1.75% | 32.22% | to | 34.38% |
| 2008 | 333 | $5.75 | to | $6.53 | $2,126 | - | 0.00% | to | 1.55% | -42.00% | to | -41.06% |
| 2007 | 294 | $10.76 | to | $11.08 | $3,217 | - | 0.00% | to | 1.75% | 7.35% | to | 8.38% |
| 2006 | 30 | $10.07 | to | $10.14 | $306 | (b) | 0.50% | to | 1.50% | (b) | | |
| 2005 | (b) | (b) | | | (b) | (b) | (b) | | | (b) | | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Baron Small Cap Growth Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2009 | 97 | | $9.74 | | $947 | - | | 0.35% | | | 34.34% | |
| 2008 | 30 | | $7.25 | | $216 | - | | 0.35% | | | -41.58% | |
| 2007 | 21 | | $12.41 | | $257 | - | | 0.35% | | | 5.44% | |
| 2006 | 5 | | $11.77 | | $63 | (b) | | 0.35% | | | (b) | |
| 2005 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **ING Baron Small Cap Growth Portfolio - Service Class** | | | | | | | | | | | | |
| 2009 | 7,089 | $7.60 | to | $16.37 | $100,316 | - | 0.00% | to | 1.75% | 33.14% | to | 35.21% |
| 2008 | 6,207 | $5.66 | to | $12.23 | $66,236 | - | 0.00% | to | 1.55% | -42.18% | to | -41.24% |
| 2007 | 5,880 | $9.67 | to | $21.03 | $108,700 | - | 0.00% | to | 1.55% | 4.48% | to | 6.07% |
| 2006 | 5,135 | $12.61 | to | $20.02 | $91,451 | - | 0.00% | to | 1.55% | 13.49% | to | 15.25% |
| 2005 | 5,042 | $12.81 | to | $17.55 | $79,169 | - | 0.00% | to | 1.50% | 5.78% | to | 7.37% |
| **ING Columbia Small Cap Value Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2009 | 3 | | $7.71 | | $21 | (e) | | 0.35% | | | (e) | |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| **ING Columbia Small Cap Value Portfolio - Service Class** | | | | | | | | | | | | |
| 2009 | 174 | $8.13 | to | $8.59 | $1,441 | 1.17% | 0.00% | to | 1.50% | 22.81% | to | 24.67% |
| 2008 | 142 | $6.62 | to | $6.89 | $953 | 0.11% | 0.00% | to | 1.50% | -35.06% | to | -34.36% |
| 2007 | 77 | $10.19 | to | $10.42 | $796 | - | 0.25% | to | 1.50% | 1.39% | to | 2.47% |
| 2006 | 4 | $10.05 | to | $10.11 | $39 | (b) | 0.55% | to | 1.50% | | (b) | |
| 2005 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **ING Davis New York Venture Portfolio - Service Class** | | | | | | | | | | | | |
| 2009 | 840 | $7.76 | to | $18.15 | $12,781 | 0.66% | 0.00% | to | 1.50% | 29.62% | to | 31.62% |
| 2008 | 735 | $5.94 | to | $13.79 | $8,589 | 0.78% | 0.00% | to | 1.50% | -40.12% | to | -39.39% |
| 2007 | 575 | $12.23 | to | $22.34 | $11,313 | 0.25% | 0.25% | to | 1.50% | 2.63% | to | 3.63% |
| 2006 | 485 | $11.91 | to | $21.23 | $9,468 | 0.01% | 0.40% | to | 1.50% | 12.12% | to | 13.29% |
| 2005 | 418 | $10.64 | to | $19.00 | $7,330 | - | 0.50% | to | 1.50% | 2.39% | to | 3.31% |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING Fidelity® VIP Mid Cap Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 966 | $10.20 | to | $10.38 | $9,850 | 4.74% | 0.00% | to | 0.50% | 38.59% | to | 39.33% |
| 2008 | 911 | $7.36 | to | $7.45 | $6,707 | 0.37% | 0.00% | to | 0.50% | -40.11% | to | -39.77% |
| 2007 | 329 | $12.29 | to | $12.37 | $4,044 | 0.05% | 0.00% | to | 0.50% | | 14.43% | |
| 2006 | 10 | | $10.74 | | $110 | (b) | | 0.50% | | | (b) | |
| 2005 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| ING Index Solution 2015 Portfolio - Adviser Class | | | | | | | | | | | | |
| 2009 | 19 | $9.05 | to | $9.22 | $177 | 0.93% | 0.40% | to | 1.55% | | 14.79% | |
| 2008 | 5 | $7.91 | to | $7.95 | $37 | (d) | 0.70% | to | 1.35% | | (d) | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| ING Index Solution 2025 Portfolio - Adviser Class | | | | | | | | | | | | |
| 2009 | 77 | $8.55 | to | $8.69 | $667 | 0.27% | 0.40% | to | 1.35% | | 18.92% | |
| 2008 | 11 | | $7.19 | | $81 | (d) | | 1.35% | | | (d) | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| ING Index Solution 2035 Portfolio - Adviser Class | | | | | | | | | | | | |
| 2009 | 42 | $8.27 | to | $8.44 | $350 | 0.50% | 0.10% | to | 1.35% | | 21.44% | |
| 2008 | 7 | | $6.81 | | $51 | (d) | | 1.35% | | | (d) | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| ING Index Solution 2045 Portfolio - Adviser Class | | | | | | | | | | | | |
| 2009 | 17 | $7.96 | to | $8.15 | $141 | - | 0.10% | to | 1.55% | | 24.26% | |
| 2008 | 1 | | $6.43 | | $6 | (d) | | 1.35% | | | (d) | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |

| | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING Index Solution Income Portfolio - Adviser Class | | | | | | |
| 2009 | 6 | $9.69 to $9.90 | $59 | (i) | 0.10% to 1.45% | (i) |
| 2008 | - | $8.90 | $1 | (d) | 0.70% | (d) |
| 2007 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2006 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING JPMorgan Mid Cap Value Portfolio - Adviser Class | | | | | | |
| 2009 | 29 | $10.09 | $292 | 1.12% | 0.35% | 24.88% |
| 2008 | 30 | $8.08 | $245 | 1.58% | 0.35% | -33.44% |
| 2007 | 32 | $12.14 | $386 | 0.42% | 0.35% | 1.76% |
| 2006 | 8 | $11.93 | $91 | (b) | 0.35% | (b) |
| 2005 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING JPMorgan Mid Cap Value Portfolio - Service Class | | | | | | |
| 2009 | 1,864 | $8.12 to $15.78 | $26,549 | 1.24% | 0.00% to 1.55% | 23.68% to 25.73% |
| 2008 | 1,843 | $6.51 to $12.56 | $21,120 | 2.10% | 0.00% to 1.55% | -34.08% to -33.01% |
| 2007 | 2,021 | $9.76 to $18.54 | $34,984 | 0.57% | 0.00% to 1.55% | 0.77% to 2.37% |
| 2006 | 1,892 | $12.72 to $18.11 | $32,578 | 0.01% | 0.00% to 1.55% | 14.78% to 16.46% |
| 2005 | 1,597 | $12.54 to $15.64 | $24,333 | 0.34% | 0.00% to 1.50% | 6.89% to 8.51% |
| ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class | | | | | | |
| 2009 | 13 | $8.62 | $109 | - | 0.35% | 31.20% |
| 2008 | 9 | $6.57 | $60 | - | 0.35% | -39.72% |
| 2007 | 9 | $10.90 | $96 | - | 0.35% | -2.50% |
| 2006 | 2 | $11.18 | $17 | (b) | 0.35% | (b) |
| 2005 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class | | | | | | |
| 2009 | 9,611 | $7.68 to $14.19 | $102,928 | - | 0.00% to 1.50% | 30.25% to 32.39% |
| 2008 | 10,314 | $5.85 to $10.74 | $84,378 | - | 0.00% to 1.50% | -40.13% to -9.45% |
| 2007 | 11,836 | $9.78 to $17.67 | $161,023 | - | 0.00% to 1.50% | -35.62% to -1.59% |
| 2006 | 14,531 | $10.02 to $17.96 | $203,807 | - | 0.00% to 1.50% | 8.64% to 10.32% |
| 2005 | 16,715 | $9.15 to $16.28 | $213,925 | - | 0.00% to 1.50% | 9.77% to 11.43% |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
## Notes to Financial Statements

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Legg Mason Partners Aggressive Growth Portfolio - Service Class** | | | | | | | | | | | | |
| 2009 | 16 | $9.27 | to | $9.98 | $151 | - | 0.00% | to | 1.25% | 30.38% | to | 32.01% |
| 2008 | 16 | $7.11 | to | $7.56 | $120 | - | 0.00% | to | 1.25% | -40.10% | to | -39.33% |
| 2007 | 7 | $11.87 | to | $12.46 | $87 | - | 0.00% | to | 1.25% | -3.10% | to | -2.39% |
| 2006 | 7 | $12.25 | to | $12.63 | $82 | - | 0.20% | to | 1.25% | 8.70% | to | 9.15% |
| 2005 | 3 | $11.27 | to | $11.37 | $36 | (f) | 0.80% | to | 1.25% | | (f) | |
| **ING Oppenheimer Global Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2009 | 36 | | $10.61 | | $383 | 1.61% | | 0.35% | | | 38.51% | |
| 2008 | 31 | | $7.66 | | $238 | 2.32% | | 0.35% | | | -40.85% | |
| 2007 | 28 | | $12.95 | | $365 | 0.43% | | 0.35% | | | 5.63% | |
| 2006 | 8 | | $12.26 | | $96 | (b) | | 0.35% | | | (b) | |
| 2005 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **ING Oppenheimer Global Portfolio - Initial Class** | | | | | | | | | | | | |
| 2009 | 46,362 | $7.95 | to | $12.86 | $549,793 | 2.38% | 0.00% | to | 1.95% | 29.29% | to | 44.58% |
| 2008 | 49,538 | $5.74 | to | $9.22 | $423,940 | 2.29% | 0.00% | to | 1.95% | -43.34% | to | -38.16% |
| 2007 | 57,612 | $14.09 | to | $15.45 | $840,722 | 1.09% | 0.00% | to | 1.80% | 1.35% | to | 11.82% |
| 2006 | 67,277 | $13.46 | to | $14.50 | $921,330 | 0.07% | 0.00% | to | 1.80% | 10.53% | to | 17.98% |
| 2005 | 74,501 | $11.62 | to | $12.29 | $881,737 | (a) | 0.00% | to | 1.80% | | (a) | |
| **ING Oppenheimer Global Portfolio - Service Class** | | | | | | | | | | | | |
| 2009 | 35 | $13.58 | to | $13.84 | $486 | 2.12% | 1.00% | to | 1.25% | 37.59% | to | 37.99% |
| 2008 | 27 | $9.87 | to | $10.03 | $267 | 1.98% | 1.00% | to | 1.25% | -41.18% | to | -41.07% |
| 2007 | 26 | $16.78 | to | $17.02 | $439 | 1.20% | 1.00% | to | 1.25% | 5.01% | to | 5.26% |
| 2006 | 11 | $15.98 | to | $16.17 | $180 | 0.09% | 1.00% | to | 1.25% | | 16.13% | |
| 2005 | 1 | | $13.76 | | $20 | - | | 1.25% | | | 11.87% | |
| **ING Oppenheimer Strategic Income Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2009 | 20 | | $11.87 | | $239 | 2.82% | | 0.35% | | | 20.63% | |
| 2008 | 26 | | $9.84 | | $258 | 6.75% | | 0.35% | | | -16.26% | |
| 2007 | 23 | | $11.75 | | $275 | 4.98% | | 0.35% | | | 8.00% | |
| 2006 | 12 | | $10.88 | | $127 | (b) | | 0.35% | | | (b) | |
| 2005 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Oppenheimer Strategic Income Portfolio - Initial Class** | | | | | | | | | | | | |
| 2009 | 11,306 | $10.26 | to | $12.40 | $132,935 | 4.07% | 0.00% | to | 1.95% | 18.29% | to | 22.41% |
| 2008 | 11,204 | $8.50 | to | $10.20 | $109,367 | 5.72% | 0.00% | to | 1.95% | -17.26% | to | -14.92% |
| 2007 | 10,776 | $11.42 | to | $12.08 | $125,688 | 4.51% | 0.00% | to | 1.95% | 5.82% | to | 10.12% |
| 2006 | 10,430 | $10.67 | to | $11.11 | $112,893 | 0.39% | 0.00% | to | 1.95% | 6.22% | to | 8.39% |
| 2005 | 11,390 | $9.99 | to | $10.25 | $116,350 | (a) | 0.00% | to | 1.50% | | (a) | |
| **ING Oppenheimer Strategic Income Portfolio - Service Class** | | | | | | | | | | | | |
| 2009 | 58 | $10.25 | to | $11.36 | $609 | 5.09% | 0.35% | to | 1.50% | 19.58% | to | 20.85% |
| 2008 | 25 | $8.59 | to | $9.50 | $216 | 0.40% | 0.40% | to | 1.50% | | -17.03% | |
| 2007 | 330 | $11.45 | to | $11.58 | $3,826 | (c) | 0.95% | to | 1.50% | | (c) | |
| 2006 | (c) | (c) | | | (c) | (c) | (c) | | | | (c) | |
| 2005 | (c) | (c) | | | (c) | (c) | (c) | | | | (c) | |
| **ING PIMCO Total Return Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2009 | 96 | $12.70 | | | $1,215 | 3.17% | 0.35% | | | | 11.99% | |
| 2008 | 77 | $11.34 | | | $870 | 5.48% | 0.35% | | | | -0.79% | |
| 2007 | 48 | $11.43 | | | $554 | 4.13% | 0.35% | | | | 8.75% | |
| 2006 | 26 | $10.51 | | | $269 | (b) | 0.35% | | | | (b) | |
| 2005 | (b) | (b) | | | (b) | (b) | (b) | | | | (b) | |
| **ING PIMCO Total Return Portfolio - Service Class** | | | | | | | | | | | | |
| 2009 | 12,634 | $11.37 | to | $15.32 | $175,181 | 3.28% | 0.00% | to | 1.95% | 10.40% | to | 12.68% |
| 2008 | 8,434 | $10.17 | to | $13.60 | $104,849 | 5.43% | 0.00% | to | 1.95% | -1.87% | to | -0.25% |
| 2007 | 6,608 | $10.22 | to | $13.44 | $83,010 | 3.25% | 0.00% | to | 1.75% | 7.71% | to | 9.17% |
| 2006 | 5,395 | $10.50 | to | $12.26 | $62,923 | 1.70% | 0.20% | to | 1.55% | 2.47% | to | 3.64% |
| 2005 | 4,813 | $10.27 | to | $11.91 | $54,953 | 1.68% | 0.35% | to | 1.50% | 0.53% | to | 1.72% |
| **ING Pioneer High Yield Portfolio - Initial Class** | | | | | | | | | | | | |
| 2009 | 1,047 | $11.50 | to | $13.35 | $13,508 | 6.43% | 0.00% | to | 1.95% | 64.58% | to | 67.08% |
| 2008 | 508 | $6.96 | to | $7.99 | $3,967 | 8.59% | 0.00% | to | 1.50% | -30.43% | to | -29.42% |
| 2007 | 465 | $11.04 | to | $11.32 | $5,184 | 6.31% | 0.00% | to | 1.50% | 4.55% | to | 6.19% |
| 2006 | 94 | $10.56 | to | $10.66 | $1,000 | (b) | 0.00% | to | 1.50% | | (b) | |
| 2005 | (b) | (b) | | | (b) | (b) | (b) | | | | (b) | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Pioneer High Yield Portfolio - Service Class** | | | | | | | | | | | | |
| 2009 | 14 | $12.57 | to | $13.06 | $181 | 6.87% | 0.35% | to | 1.40% | 64.31% | to | 65.47% |
| 2008 | 11 | $7.65 | to | $7.79 | $81 | 7.95% | 0.70% | to | 1.40% | -30.49% | to | -30.32% |
| 2007 | 9 | $11.02 | to | $11.11 | $95 | 5.94% | 0.85% | to | 1.35% | | 4.82% | |
| 2006 | 1 | $10.56 | to | $10.60 | $6 | (b) | 0.70% | to | 1.20% | | (b) | |
| 2005 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **ING Solution 2015 Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2009 | 1,347 | $10.26 | to | $11.03 | $14,444 | 3.68% | 0.00% | to | 1.55% | 20.28% | to | 22.15% |
| 2008 | 1,203 | $8.52 | to | $9.03 | $10,621 | 1.79% | 0.00% | to | 1.55% | -28.20% | to | -27.06% |
| 2007 | 800 | $11.72 | to | $12.38 | $9,750 | 0.70% | 0.00% | to | 1.55% | 2.68% | to | 4.06% |
| 2006 | 243 | $11.27 | to | $11.83 | $2,850 | 0.17% | 0.20% | to | 1.55% | 9.47% | to | 10.26% |
| 2005 | 41 | $10.66 | to | $10.72 | $440 | (a) | 0.25% | to | 1.05% | | (a) | |
| **ING Solution 2015 Portfolio - Service Class** | | | | | | | | | | | | |
| 2009 | 4,158 | $8.71 | to | $11.17 | $44,359 | 3.84% | 0.00% | to | 1.50% | 20.49% | to | 22.39% |
| 2008 | 3,218 | $7.17 | to | $9.13 | $28,425 | 1.76% | 0.00% | to | 1.50% | -27.98% | to | -26.84% |
| 2007 | 2,485 | $11.99 | to | $12.48 | $30,299 | 0.55% | 0.00% | to | 1.50% | 3.01% | to | 4.61% |
| 2006 | 1,294 | $11.64 | to | $11.93 | $15,208 | 0.16% | 0.00% | to | 1.50% | 9.18% | to | 10.25% |
| 2005 | 185 | $10.66 | to | $10.76 | $1,980 | (a) | 0.50% | to | 1.50% | | (a) | |
| **ING Solution 2025 Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2009 | 1,753 | $9.82 | to | $10.64 | $18,118 | 3.06% | 0.00% | to | 1.55% | 23.44% | to | 25.32% |
| 2008 | 1,449 | $7.86 | to | $8.49 | $12,028 | 1.43% | 0.00% | to | 1.55% | -34.96% | to | -33.93% |
| 2007 | 957 | $11.94 | to | $12.85 | $12,103 | 0.50% | 0.00% | to | 1.55% | 2.66% | to | 3.99% |
| 2006 | 360 | $12.01 | to | $12.29 | $4,390 | 0.22% | 0.20% | to | 1.55% | 11.19% | to | 12.15% |
| 2005 | 24 | $10.89 | to | $10.95 | $266 | (a) | 0.25% | to | 1.05% | | (a) | |
| **ING Solution 2025 Portfolio - Service Class** | | | | | | | | | | | | |
| 2009 | 6,278 | $8.03 | to | $10.78 | $64,506 | 3.13% | 0.00% | to | 1.50% | 23.86% | to | 25.93% |
| 2008 | 4,569 | $6.43 | to | $8.57 | $37,936 | 1.41% | 0.00% | to | 1.50% | -34.86% | to | -33.95% |
| 2007 | 3,127 | $9.87 | to | $12.96 | $39,563 | 0.41% | 0.00% | to | 1.50% | 3.06% | to | 4.31% |
| 2006 | 1,488 | $12.08 | to | $12.38 | $18,183 | 0.24% | 0.00% | to | 1.50% | 10.93% | to | 12.04% |
| 2005 | 176 | $10.89 | to | $10.99 | $1,918 | (a) | 0.50% | to | 1.50% | | (a) | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING Solution 2035 Portfolio - Adviser Class | | | | | | | | | | | | |
| 2009 | 1,547 | $9.77 | to | $10.71 | $16,062 | 2.66% | 0.00% | to | 1.55% | 26.08% | to | 28.11% |
| 2008 | 1,196 | $7.66 | to | $8.36 | $9,767 | 1.45% | 0.00% | to | 1.55% | -38.14% | to | -37.24% |
| 2007 | 750 | $12.24 | to | $13.32 | $9,830 | 0.44% | 0.00% | to | 1.55% | 3.40% | to | 4.75% |
| 2006 | 307 | $11.69 | to | $12.64 | $3,854 | 0.11% | 0.20% | to | 1.55% | 12.75% | to | 13.68% |
| 2005 | 40 | $11.05 | to | $11.11 | $440 | (a) | 0.25% | to | 1.05% | | (a) | |
| ING Solution 2035 Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 5,065 | $7.78 | to | $10.84 | $52,312 | 2.79% | 0.00% | to | 1.50% | 26.47% | to | 28.44% |
| 2008 | 3,386 | $6.11 | to | $8.45 | $27,711 | 1.40% | 0.00% | to | 1.50% | -37.97% | to | -36.99% |
| 2007 | 2,101 | $12.88 | to | $13.41 | $27,544 | 0.44% | 0.00% | to | 1.50% | 3.70% | to | 4.98% |
| 2006 | 956 | $12.42 | to | $12.74 | $12,006 | 0.11% | 0.00% | to | 1.50% | 12.40% | to | 13.58% |
| 2005 | 106 | $11.05 | to | $11.15 | $1,176 | (a) | 0.50% | to | 1.50% | | (a) | |
| ING Solution 2045 Portfolio - Adviser Class | | | | | | | | | | | | |
| 2009 | 1,072 | $9.58 | to | $10.68 | $11,165 | 2.16% | 0.00% | to | 1.55% | 27.31% | to | 29.30% |
| 2008 | 797 | $7.43 | to | $8.26 | $6,465 | 1.10% | 0.00% | to | 1.55% | -40.86% | to | -39.93% |
| 2007 | 579 | $12.42 | to | $13.75 | $7,858 | 0.24% | 0.00% | to | 1.55% | 3.86% | to | 5.24% |
| 2006 | 174 | $12.70 | to | $12.99 | $2,250 | 0.03% | 0.20% | to | 1.55% | 13.66% | to | 14.56% |
| 2005 | 23 | $11.27 | to | $11.33 | $256 | (a) | 0.25% | to | 1.05% | | (a) | |
| ING Solution 2045 Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 3,511 | $7.51 | to | $10.81 | $36,075 | 2.34% | 0.00% | to | 1.50% | 27.92% | to | 29.93% |
| 2008 | 2,197 | $5.82 | to | $8.32 | $17,688 | 1.13% | 0.00% | to | 1.50% | -40.72% | to | -39.88% |
| 2007 | 1,293 | $9.89 | to | $13.84 | $17,462 | 0.25% | 0.00% | to | 1.50% | 4.15% | to | 5.38% |
| 2006 | 589 | $12.76 | to | $13.08 | $7,586 | 0.03% | 0.00% | to | 1.50% | 13.32% | to | 14.47% |
| 2005 | 52 | $11.26 | to | $11.36 | $586 | (a) | 0.50% | to | 1.50% | | (a) | |
| ING Solution Growth and Income Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 167 | $9.04 | to | $9.22 | $1,529 | 0.93% | 0.25% | to | 1.50% | 18.61% | to | 19.90% |
| 2008 | 82 | $7.63 | to | $7.69 | $625 | (d) | 0.25% | to | 1.40% | | (d) | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING Solution Growth Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 86 | $8.45 | to | $8.63 | $737 | 0.66% | 0.25% | to | 1.50% | 22.87% | to | 23.99% |
| 2008 | 25 | $6.91 | to | $6.96 | $174 | (d) | 0.25% | to | 1.25% | | (d) | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| ING Solution Income Portfolio - Adviser Class | | | | | | | | | | | | |
| 2009 | 776 | $10.61 | to | $11.32 | $8,576 | 5.19% | 0.00% | to | 1.40% | 15.42% | to | 16.94% |
| 2008 | 854 | $9.19 | to | $9.68 | $8,109 | 1.98% | 0.00% | to | 1.40% | -18.09% | to | -16.91% |
| 2007 | 646 | $11.22 | to | $11.65 | $7,427 | 0.90% | 0.00% | to | 1.40% | 3.41% | to | 4.70% |
| 2006 | 150 | $10.85 | to | $11.07 | $1,657 | 0.10% | 0.20% | to | 1.40% | 6.12% | to | 6.50% |
| 2005 | 4 | $10.29 | to | $10.31 | $40 | (a) | 0.70% | to | 1.00% | | (a) | |
| ING Solution Income Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 852 | $9.63 | to | $11.47 | $9,378 | 5.44% | 0.00% | to | 1.50% | 15.44% | to | 17.28% |
| 2008 | 733 | $8.35 | to | $9.78 | $6,949 | 2.09% | 0.00% | to | 1.50% | -17.91% | to | -16.70% |
| 2007 | 644 | $11.28 | to | $11.74 | $7,385 | 0.65% | 0.00% | to | 1.50% | 3.68% | to | 4.87% |
| 2006 | 250 | $10.88 | to | $11.13 | $2,746 | 0.16% | 0.15% | to | 1.50% | 5.73% | to | 6.76% |
| 2005 | 33 | $10.29 | to | $10.36 | $341 | (a) | 0.50% | to | 1.50% | | (a) | |
| ING T. Rowe Price Diversified Mid Cap Growth<br>Portfolio - Adviser Class | | | | | | | | | | | | |
| 2009 | 30 | | $10.40 | | $313 | - | | 0.35% | | | 45.05% | |
| 2008 | 30 | | $7.17 | | $212 | - | | 0.35% | | | -43.54% | |
| 2007 | 29 | | $12.70 | | $365 | - | | 0.35% | | | 12.29% | |
| 2006 | 3 | | $11.31 | | $39 | (b) | | 0.35% | | | (b) | |
| 2005 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| ING T. Rowe Price Diversified Mid Cap Growth<br>Portfolio - Initial Class | | | | | | | | | | | | |
| 2009 | 25,435 | $8.04 | to | $11.95 | $281,756 | 0.43% | 0.00% | to | 1.50% | 40.28% | to | 52.34% |
| 2008 | 26,223 | $5.53 | to | $8.17 | $200,073 | 0.48% | 0.00% | to | 1.50% | -45.52% | to | -41.84% |
| 2007 | 28,669 | $11.84 | to | $14.41 | $389,300 | 0.19% | 0.00% | to | 1.50% | 6.13% | to | 16.20% |
| 2006 | 33,002 | $10.59 | to | $12.72 | $397,287 | - | 0.00% | to | 1.50% | 3.11% | to | 9.05% |
| 2005 | 38,267 | $11.07 | to | $11.60 | $429,422 | (a) | 0.00% | to | 1.50% | | (a) | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class** | | | | | | | | | | | | |
| 2009 | 36 | $8.02 | to | $11.55 | $368 | 0.31% | 0.00% | to | 1.25% | 44.22% | to | 46.02% |
| 2008 | 37 | $5.56 | to | $7.91 | $272 | - | 0.00% | to | 1.25% | -44.01% | to | -43.26% |
| 2007 | 39 | $9.93 | to | $13.94 | $514 | - | 0.00% | to | 1.25% | 11.57% | to | 12.61% |
| 2006 | 35 | $8.90 | to | $12.27 | $425 | - | 0.20% | to | 1.25% | 7.62% | to | 8.39% |
| 2005 | 22 | $8.27 | to | $11.20 | $230 | - | 0.55% | to | 1.25% | 7.59% | to | 7.88% |
| **ING T. Rowe Price Growth Equity Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2009 | 105 | | $10.21 | | $1,070 | - | | 0.35% | | | 41.81% | |
| 2008 | 103 | | $7.20 | | $743 | 0.32% | | 0.35% | | | -42.72% | |
| 2007 | 92 | | $12.57 | | $1,155 | - | | 0.35% | | | 9.02% | |
| 2006 | 12 | | $11.53 | | $143 | (b) | | 0.35% | | | (b) | |
| 2005 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **ING T. Rowe Price Growth Equity Portfolio - Initial Class** | | | | | | | | | | | | |
| 2009 | 10,235 | $7.99 | to | $24.73 | $200,867 | 0.17% | 0.00% | to | 1.50% | 40.83% | to | 43.01% |
| 2008 | 10,195 | $5.63 | to | $17.48 | $141,775 | 1.37% | 0.00% | to | 1.50% | -43.12% | to | -30.59% |
| 2007 | 11,199 | $10.39 | to | $30.54 | $275,025 | 0.48% | 0.00% | to | 1.50% | -10.73% | to | 9.89% |
| 2006 | 12,312 | $9.60 | to | $28.07 | $281,531 | 0.24% | 0.00% | to | 1.50% | 11.63% | to | 13.33% |
| 2005 | 13,745 | $11.71 | to | $25.03 | $282,041 | 0.48% | 0.00% | to | 1.50% | 4.59% | to | 6.15% |
| **ING T. Rowe Price Growth Equity Portfolio - Service Class** | | | | | | | | | | | | |
| 2009 | 140 | $10.60 | to | $12.48 | $1,598 | - | 0.00% | to | 1.55% | 40.40% | to | 42.58% |
| 2008 | 126 | $7.55 | to | $8.84 | $1,018 | 1.15% | 0.00% | to | 1.55% | -43.28% | to | -42.36% |
| 2007 | 88 | $13.31 | to | $15.48 | $1,234 | 0.19% | 0.00% | to | 1.55% | 7.95% | to | 9.11% |
| 2006 | 67 | $12.33 | to | $14.27 | $867 | - | 0.20% | to | 1.55% | 11.59% | to | 12.56% |
| 2005 | 39 | $11.13 | to | $12.75 | $446 | 0.60% | 0.45% | to | 1.30% | 4.60% | to | 5.23% |
| **ING Templeton Foreign Equity Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2009 | 26 | | $8.26 | | $215 | - | | 0.35% | | | 30.90% | |
| 2008 | 23 | | $6.31 | | $143 | (d) | | 0.35% | | | (d) | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |

| | Units* (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Templeton Foreign Equity Portfolio - Initial Class** | | | | | | | | | | | | |
| 2009 | 11,443 | $8.11 | to | $8.38 | $94,024 | - | 0.00% | to | 1.50% | 30.10% | to | 32.18% |
| 2008 | 12,039 | $6.23 | to | $6.34 | $75,608 | (d) | 0.00% | to | 1.50% | | (d) | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| **ING Templeton Foreign Equity Portfolio - Service Class** | | | | | | | | | | | | |
| 2009 | 6 | $9.64 | to | $10.17 | $57 | - | 0.00% | to | 1.45% | 30.01% | to | 31.91% |
| 2008 | 5 | $7.43 | to | $7.71 | $40 | 0.04% | 0.00% | to | 1.40% | | -41.32% | |
| 2007 | 425 | $12.66 | to | $12.99 | $5,433 | 1.43% | 0.00% | to | 1.50% | 13.44% | to | 14.69% |
| 2006 | 27 | $11.16 | to | $11.23 | $302 | (b) | 0.50% | to | 1.50% | | (b) | |
| 2005 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **ING Thornburg Value Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2009 | 40 | | $10.81 | | $429 | 0.83% | | 0.35% | | | 43.56% | |
| 2008 | 39 | | $7.53 | | $295 | 0.25% | | 0.35% | | | -40.24% | |
| 2007 | 41 | | $12.60 | | $521 | - | | 0.35% | | | 6.33% | |
| 2006 | 5 | | $11.85 | | $54 | (b) | | 0.35% | | | (b) | |
| 2005 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **ING Thornburg Value Portfolio - Initial Class** | | | | | | | | | | | | |
| 2009 | 4,320 | $6.40 | to | $30.95 | $89,807 | 1.14% | 0.00% | to | 1.50% | 42.54% | to | 44.85% |
| 2008 | 4,224 | $4.48 | to | $21.60 | $61,486 | 0.54% | 0.00% | to | 1.50% | -40.74% | to | -39.78% |
| 2007 | 4,540 | $7.56 | to | $36.21 | $113,433 | 0.45% | 0.00% | to | 1.50% | 5.60% | to | 7.23% |
| 2006 | 5,003 | $7.15 | to | $34.10 | $117,356 | 0.47% | 0.00% | to | 1.50% | 15.11% | to | 16.85% |
| 2005 | 5,863 | $9.90 | to | $29.48 | $118,725 | 0.78% | 0.00% | to | 1.50% | 0.00% | to | 1.56% |
| **ING UBS U.S. Large Cap Equity Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2009 | 9 | | $8.82 | | $77 | 1.67% | | 0.35% | | | 30.67% | |
| 2008 | 6 | | $6.75 | | $43 | 3.57% | | 0.35% | | | -40.27% | |
| 2007 | 1 | | $11.30 | | $13 | (c) | | 0.35% | | | (c) | |
| 2006 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING UBS U.S. Large Cap Equity Portfolio - Initial Class** | | | | | | | | | | | | |
| 2009 | 6,024 | $7.50 | to | $16.50 | $76,337 | 1.44% | 0.00% | to | 1.95% | 29.15% | to | 31.83% |
| 2008 | 6,593 | $5.74 | to | $12.52 | $64,277 | 2.42% | 0.00% | to | 1.95% | -40.95% | to | -5.47% |
| 2007 | 7,798 | $11.71 | to | $20.79 | $126,472 | 0.72% | 0.00% | to | 1.95% | -37.09% | to | 1.17% |
| 2006 | 8,239 | $11.75 | to | $20.55 | $135,280 | 0.80% | 0.00% | to | 1.95% | 12.23% | to | 14.55% |
| 2005 | 9,161 | $10.42 | to | $17.94 | $134,490 | 0.87% | 0.00% | to | 1.50% | 7.49% | to | 9.39% |
| **ING UBS U.S. Large Cap Equity Portfolio - Service Class** | | | | | | | | | | | | |
| 2009 | 1 | | $8.54 | | $10 | - | | 1.00% | | | 30.18% | |
| 2008 | 1 | | $6.56 | | $6 | - | | 1.00% | | | -40.58% | |
| 2007 | 1 | | $11.04 | | $6 | - | | 1.00% | | | -0.09% | |
| 2006 | - | | $11.05 | | $3 | (b) | | 1.00% | | | (b) | |
| 2005 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **ING Van Kampen Comstock Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2009 | 30 | | $9.39 | | $284 | 2.04% | | 0.35% | | | 27.76% | |
| 2008 | 28 | | $7.35 | | $206 | 3.06% | | 0.35% | | | -36.80% | |
| 2007 | 33 | | $11.63 | | $382 | 1.50% | | 0.35% | | | -2.92% | |
| 2006 | 13 | | $11.98 | | $151 | (b) | | 0.35% | | | (b) | |
| 2005 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **ING Van Kampen Comstock Portfolio - Service Class** | | | | | | | | | | | | |
| 2009 | 4,478 | $7.70 | to | $13.12 | $51,283 | 2.28% | 0.00% | to | 1.95% | 25.95% | to | 28.60% |
| 2008 | 4,775 | $6.03 | to | $10.31 | $42,974 | 3.72% | 0.00% | to | 1.95% | -37.70% | to | -36.68% |
| 2007 | 5,857 | $12.01 | to | $16.39 | $83,912 | 1.24% | 0.25% | to | 1.95% | -3.74% | to | -2.54% |
| 2006 | 6,763 | $12.38 | to | $16.94 | $100,241 | 0.74% | 0.30% | to | 1.95% | 13.56% | to | 15.52% |
| 2005 | 7,429 | $11.46 | to | $14.77 | $98,136 | 0.60% | 0.00% | to | 1.50% | 1.97% | to | 3.10% |
| **ING Van Kampen Equity and Income Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2009 | 46 | | $10.80 | | $492 | 1.50% | | 0.35% | | | 21.62% | |
| 2008 | 35 | | $8.88 | | $308 | 7.05% | | 0.35% | | | -24.04% | |
| 2007 | 17 | | $11.69 | | $203 | 2.68% | | 0.35% | | | 2.72% | |
| 2006 | 2 | | $11.38 | | $21 | (b) | | 0.35% | | | (b) | |
| 2005 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Van Kampen Equity and Income Portfolio - Initial Class** | | | | | | | | | | | | |
| 2009 | 21,103 | $9.11 | to | $12.30 | $240,779 | 1.87% | 0.00% | to | 1.95% | 14.24% | to | 25.89% |
| 2008 | 23,075 | $7.48 | to | $10.03 | $216,996 | 5.17% | 0.00% | to | 1.95% | -30.76% | to | -21.09% |
| 2007 | 26,353 | $11.95 | to | $13.08 | $325,269 | 2.45% | 0.00% | to | 1.95% | -1.13% | to | 8.09% |
| 2006 | 31,545 | $11.77 | to | $12.63 | $378,557 | 1.93% | 0.00% | to | 1.95% | 6.18% | to | 12.67% |
| 2005 | 31,676 | $10.66 | to | $11.21 | $344,729 | (a) | 0.00% | to | 1.50% | | (a) | |
| **ING Van Kampen Equity and Income Portfolio - Service Class** | | | | | | | | | | | | |
| 2009 | 4 | $35.54 | to | $36.27 | $149 | 1.31% | 1.00% | to | 1.25% | 20.84% | to | 21.14% |
| 2008 | 5 | $29.41 | to | $30.80 | $157 | 5.22% | 0.60% | to | 1.25% | -24.51% | to | -24.03% |
| 2007 | 5 | $12.58 | to | $40.54 | $188 | 2.88% | 0.60% | to | 1.25% | 2.02% | to | 2.66% |
| 2006 | 3 | $12.33 | to | $39.49 | $90 | 2.00% | 0.60% | to | 1.25% | 10.98% | to | 11.31% |
| 2005 | - | $11.11 | to | $34.76 | $13 | - | 1.00% | to | 1.25% | 6.42% | to | 6.69% |
| **ING Growth and Income Fund - Class A** | | | | | | | | | | | | |
| 2009 | 9 | $13.49 | to | $13.64 | $129 | (e) | 0.40% | to | 1.55% | | (e) | |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| **ING Strategic Allocation Conservative Portfolio - Class I** | | | | | | | | | | | | |
| 2009 | 1,943 | $8.92 | to | $19.06 | $29,313 | 7.90% | 0.00% | to | 1.95% | 15.62% | to | 17.94% |
| 2008 | 1,959 | $7.64 | to | $16.17 | $25,840 | 4.38% | 0.00% | to | 1.95% | -25.08% | to | -23.58% |
| 2007 | 2,130 | $11.88 | to | $21.16 | $37,661 | 3.11% | 0.00% | to | 1.95% | 4.12% | to | 5.81% |
| 2006 | 2,335 | $11.41 | to | $20.00 | $39,520 | 2.61% | 0.00% | to | 1.95% | 6.22% | to | 8.40% |
| 2005 | 4,513 | $10.97 | to | $18.82 | $73,683 | 1.50% | 0.00% | to | 1.70% | 3.09% | to | 4.67% |
| **ING Strategic Allocation Growth Portfolio - Class I** | | | | | | | | | | | | |
| 2009 | 4,155 | $7.83 | to | $18.80 | $60,353 | 9.30% | 0.00% | to | 1.95% | 22.80% | to | 25.27% |
| 2008 | 4,099 | $6.30 | to | $15.01 | $48,875 | 2.56% | 0.00% | to | 1.95% | -37.31% | to | -26.13% |
| 2007 | 4,414 | $11.45 | to | $23.47 | $84,589 | 1.70% | 0.00% | to | 1.95% | -11.33% | to | 5.05% |
| 2006 | 4,732 | $11.07 | to | $22.35 | $88,592 | 1.35% | 0.00% | to | 1.95% | 11.01% | to | 13.22% |
| 2005 | 4,786 | $11.29 | to | $19.77 | $81,185 | 1.18% | 0.00% | to | 1.70% | 2.45% | to | 6.19% |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING Strategic Allocation Moderate Portfolio - Class I | | | | | | | | | | | | |
| 2009 | 3,969 | $8.34 | to | $18.68 | $56,060 | 8.62% | 0.00% | to | 1.60% | 19.91% | to | 21.77% |
| 2008 | 3,902 | $6.91 | to | $15.34 | $46,525 | 3.19% | 0.00% | to | 1.60% | -31.57% | to | -30.47% |
| 2007 | 4,075 | $11.78 | to | $22.07 | $73,150 | 2.16% | 0.00% | to | 1.60% | 3.82% | to | 5.49% |
| 2006 | 4,726 | $11.34 | to | $20.93 | $82,807 | 1.80% | 0.00% | to | 1.60% | 9.37% | to | 11.21% |
| 2005 | 2,405 | $10.68 | to | $18.45 | $39,166 | 2.10% | 0.00% | to | 1.70% | 2.19% | to | 3.83% |
| ING Growth and Income Portfolio - Class A | | | | | | | | | | | | |
| 2009 | 47 | | $8.62 | | $403 | 1.03% | | 0.35% | | | 29.24% | |
| 2008 | 56 | | $6.67 | | $371 | 1.89% | | 0.35% | | | -38.18% | |
| 2007 | 15 | | $10.79 | | $158 | (c) | | 0.35% | | | (c) | |
| 2006 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| ING Growth and Income Portfolio - Class I | | | | | | | | | | | | |
| 2009 | 53,908 | $7.88 | to | $276.06 | $1,084,132 | 1.44% | 0.00% | to | 1.95% | 27.76% | to | 30.30% |
| 2008 | 59,428 | $6.10 | to | $213.96 | $926,638 | 1.44% | 0.00% | to | 1.95% | -38.89% | to | -6.86% |
| 2007 | 70,409 | $10.98 | to | $346.30 | $1,758,568 | 1.34% | 0.00% | to | 1.95% | -29.85% | to | 7.42% |
| 2006 | 80,060 | $10.30 | to | $325.50 | $1,940,188 | 1.15% | 0.00% | to | 1.95% | 12.51% | to | 14.17% |
| 2005 | 91,075 | $9.09 | to | $287.09 | $1,975,255 | 1.00% | 0.00% | to | 1.50% | 6.51% | to | 8.13% |
| ING Growth and Income Portfolio - Class S | | | | | | | | | | | | |
| 2009 | 97 | $8.59 | to | $12.43 | $884 | 1.68% | 0.00% | to | 1.50% | 28.98% | to | 29.55% |
| 2008 | 46 | $6.66 | to | $6.70 | $305 | 2.96% | 0.30% | to | 0.75% | -38.22% | to | -37.96% |
| 2007 | 9 | $10.78 | to | $10.80 | $101 | (c) | 0.30% | to | 0.75% | | (c) | |
| 2006 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| ING GET U.S. Core Portfolio - Series 5 | | | | | | | | | | | | |
| 2009 | 40 | | $10.54 | | $420 | 3.55% | | 1.75% | | | -0.09% | |
| 2008 | 46 | $10.55 | to | $10.56 | $481 | 1.40% | | 1.75% | | | -8.97% | |
| 2007 | 57 | $11.59 | to | $11.60 | $660 | 1.78% | | 1.75% | | 0.35% | to | 0.43% |
| 2006 | 59 | | $11.55 | | $685 | 1.94% | | 1.75% | | | 9.27% | |
| 2005 | 61 | | $10.57 | | $645 | 0.89% | | 1.75% | | | 0.96% | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING GET U.S. Core Portfolio - Series 6** | | | | | | | | | | |
| 2009 | 192 | $10.32 to | $10.33 | $1,981 | 2.09% | 1.75% | | -0.10% | | |
| 2008 | 216 | $10.33 to | $10.34 | $2,235 | 1.82% | 1.75% | | -7.85% to | -7.76% | |
| 2007 | 260 | $11.20 to | $11.21 | $2,918 | 2.25% | 1.75% | | 1.45% to | 1.54% | |
| 2006 | 356 | $11.04 to | $11.05 | $3,931 | 2.33% | 1.75% | | 8.55% to | 8.65% | |
| 2005 | 454 | $10.17 | | $4,616 | 0.39% | 1.75% | | 0.89% | | |
| **ING GET U.S. Core Portfolio - Series 7** | | | | | | | | | | |
| 2009 | 165 | $10.25 to | $10.63 | $1,715 | 2.13% | 1.00% to 1.75% | | -0.77% to | 0.00% | |
| 2008 | 195 | $10.33 to | $10.63 | $2,036 | 1.98% | 1.00% to 1.75% | | -6.68% to | -5.93% | |
| 2007 | 226 | $11.06 to | $11.30 | $2,516 | 2.37% | 1.00% to 1.75% | | 1.47% to | 2.26% | |
| 2006 | 325 | $10.90 to | $11.05 | $3,556 | 2.41% | 1.00% to 1.75% | | 8.35% to | 9.19% | |
| 2005 | 391 | $10.06 to | $10.12 | $3,939 | 0.05% | 1.00% to 1.75% | | 0.60% to | 1.10% | |
| **ING GET U.S. Core Portfolio - Series 8** | | | | | | | | | | |
| 2009 | 34 | $10.29 to | $10.30 | $350 | 2.31% | 1.75% | | 0.10% to | 0.19% | |
| 2008 | 75 | $10.28 to | $10.29 | $774 | 1.95% | 1.75% | | -8.13% to | -8.04% | |
| 2007 | 87 | $11.18 to | $11.19 | $969 | 1.94% | 1.75% | | 1.82% | | |
| 2006 | 137 | $10.98 to | $10.99 | $1,507 | 1.77% | 1.75% | | 8.71% to | 8.81% | |
| 2005 | 154 | $10.10 | | $1,556 | (a) | 1.75% | | (a) | | |
| **ING GET U.S. Core Portfolio - Series 9** | | | | | | | | | | |
| 2009 | 14 | $10.25 | | $141 | 2.12% | 1.75% | | -0.19% | | |
| 2008 | 14 | $10.27 | | $142 | 1.96% | 1.75% | | -6.81% | | |
| 2007 | 15 | $11.02 | | $164 | 2.41% | 1.75% | | 2.04% to | 2.13% | |
| 2006 | 16 | $10.79 to | $10.80 | $168 | 1.48% | 1.75% | | 8.22% | | |
| 2005 | 22 | $9.97 to | $9.98 | $220 | (a) | 1.75% | | (a) | | |
| **ING GET U.S. Core Portfolio - Series 10** | | | | | | | | | | |
| 2009 | 7 | $10.08 | | $68 | 2.90% | 1.75% | | -2.61% | | |
| 2008 | 7 | $10.35 | | $70 | 2.74% | 1.75% | | -5.48% | | |
| 2007 | 7 | $10.95 | | $76 | 1.32% | 1.75% | | 1.77% | | |
| 2006 | 7 | $10.76 | | $76 | 0.84% | 1.75% | | 7.82% | | |
| 2005 | 11 | $9.98 | | $107 | (a) | 1.75% | | (a) | | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING GET U.S. Core Portfolio - Series 11** | | | | | | | | | | | | |
| 2009 | 3 | $10.25 | to | $10.26 | $31 | 3.17% | | 1.75% | | -2.57% | to | -2.47% |
| 2008 | 3 | | $10.52 | | $32 | 2.53% | | 1.75% | | | -1.22% | |
| 2007 | 4 | | $10.65 | | $47 | 4.26% | | 1.75% | | | 0.28% | |
| 2006 | 4 | | $10.62 | | $47 | 0.08% | | 1.75% | | 5.99% | to | 6.09% |
| 2005 | 8 | $10.01 | to | $10.02 | $80 | (a) | 1.15% | to | 1.25% | | (a) | |
| **ING BlackRock Science and Technology**<br>  **Opportunities Portfolio - Class I** | | | | | | | | | | | | |
| 2009 | 8,967 | $4.33 | to | $14.70 | $42,053 | - | 0.00% | to | 1.90% | 49.80% | to | 52.74% |
| 2008 | 7,555 | $2.88 | to | $9.65 | $23,396 | - | 0.00% | to | 1.60% | -40.75% | to | -39.74% |
| 2007 | 8,355 | $4.86 | to | $16.07 | $42,834 | - | 0.00% | to | 1.90% | 17.02% | to | 19.06% |
| 2006 | 8,763 | $4.14 | to | $13.50 | $37,594 | - | 0.00% | to | 1.60% | 5.60% | to | 7.21% |
| 2005 | 10,034 | $3.92 | to | $11.04 | $40,552 | - | 0.00% | to | 1.50% | 10.06% | to | 11.83% |
| **ING Index Plus LargeCap Portfolio - Class I** | | | | | | | | | | | | |
| 2009 | 18,196 | $7.27 | to | $19.01 | $283,441 | 3.01% | 0.00% | to | 1.95% | 20.75% | to | 23.20% |
| 2008 | 19,363 | $5.99 | to | $15.43 | $247,468 | 2.11% | 0.00% | to | 1.95% | -38.41% | to | -37.20% |
| 2007 | 22,182 | $9.68 | to | $24.64 | $469,092 | 1.25% | 0.00% | to | 1.95% | 2.98% | to | 5.00% |
| 2006 | 26,449 | $9.36 | to | $23.55 | $539,452 | 1.08% | 0.00% | to | 1.95% | 12.29% | to | 14.59% |
| 2005 | 29,222 | $11.05 | to | $20.64 | $532,133 | 1.22% | 0.00% | to | 1.85% | 3.46% | to | 5.37% |
| **ING Index Plus LargeCap Portfolio - Class S** | | | | | | | | | | | | |
| 2009 | 40 | | $9.29 | | $375 | 2.57% | | 0.35% | | | 22.56% | |
| 2008 | 43 | | $7.58 | | $325 | 1.52% | | 0.35% | | | -37.56% | |
| 2007 | 28 | | $12.14 | | $334 | - | | 0.35% | | | 4.39% | |
| 2006 | 1 | | $11.63 | | $7 | (b) | | 0.35% | | | (b) | |
| 2005 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **ING Index Plus MidCap Portfolio - Class I** | | | | | | | | | | | | |
| 2009 | 14,483 | $7.88 | to | $22.05 | $274,072 | 1.65% | 0.00% | to | 2.10% | 28.97% | to | 31.80% |
| 2008 | 14,637 | $6.03 | to | $16.74 | $212,512 | 1.44% | 0.00% | to | 2.10% | -38.76% | to | -37.58% |
| 2007 | 16,185 | $13.29 | to | $26.82 | $381,531 | 0.81% | 0.00% | to | 1.95% | 3.51% | to | 5.23% |
| 2006 | 18,518 | $12.68 | to | $25.09 | $421,728 | 0.62% | 0.00% | to | 1.95% | 7.28% | to | 9.43% |
| 2005 | 19,654 | $12.22 | to | $23.22 | $416,465 | 0.44% | 0.00% | to | 1.95% | 9.08% | to | 11.15% |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Index Plus MidCap Portfolio - Class S** | | | | | | | | | | | | |
| 2009 | 49 | | $9.55 | | $472 | 1.09% | | 0.35% | | | 31.00% | |
| 2008 | 36 | | $7.29 | | $260 | 1.33% | | 0.35% | | | -37.90% | |
| 2007 | 29 | | $11.74 | | $343 | 0.52% | | 0.35% | | | 4.92% | |
| 2006 | 4 | | $11.19 | | $43 | (b) | | 0.35% | | | (b) | |
| 2005 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **ING Index Plus SmallCap Portfolio - Class I** | | | | | | | | | | | | |
| 2009 | 7,647 | $7.67 | to | $15.83 | $103,515 | 1.74% | 0.00% | to | 2.10% | 22.25% | to | 24.85% |
| 2008 | 7,836 | $6.19 | to | $12.68 | $85,771 | 0.96% | 0.00% | to | 2.10% | -34.86% | to | -33.54% |
| 2007 | 9,070 | $12.14 | to | $19.08 | $151,310 | 0.48% | 0.00% | to | 2.15% | -8.00% | to | -6.48% |
| 2006 | 10,525 | $13.03 | to | $20.09 | $189,877 | 0.41% | 0.00% | to | 1.95% | 11.75% | to | 13.78% |
| 2005 | 11,258 | $12.34 | to | $17.88 | $182,246 | 0.30% | 0.00% | to | 1.85% | 5.65% | to | 7.65% |
| **ING Index Plus SmallCap Portfolio - Class S** | | | | | | | | | | | | |
| 2009 | 14 | | $8.74 | | $122 | 1.11% | | 0.35% | | | 23.97% | |
| 2008 | 8 | | $7.05 | | $58 | - | | 0.35% | | | -33.86% | |
| 2007 | 8 | | $10.66 | | $90 | - | | 0.35% | | | -6.82% | |
| 2006 | 5 | | $11.44 | | $52 | (b) | | 0.35% | | | (b) | |
| 2005 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **ING International Index Portfolio - Class I** | | | | | | | | | | | | |
| 2009 | 2,401 | $7.43 | to | $13.44 | $19,407 | - | 0.00% | to | 1.60% | 26.18% | to | 27.56% |
| 2008 | 37 | $5.92 | to | $5.95 | $220 | (d) | 0.30% | to | 1.25% | (d) | | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| **ING International Index Portfolio - Class S** | | | | | | | | | | | | |
| 2009 | 1 | | $12.80 | | $19 | (e) | | 0.35% | | | (e) | |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Opportunistic Large Cap Portfolio - Class I** | | | | | | | | | | | | |
| 2009 | 5,673 | $7.13 | to | $17.81 | $82,042 | 2.18% | 0.00% | to | 1.85% | 13.01% | to | 15.15% |
| 2008 | 3,555 | $6.24 | to | $15.47 | $44,326 | 2.10% | 0.00% | to | 1.85% | -36.59% | to | -35.65% |
| 2007 | 4,155 | $12.12 | to | $24.08 | $82,179 | 1.70% | 0.00% | to | 1.60% | 1.40% | to | 3.00% |
| 2006 | 4,980 | $11.84 | to | $23.34 | $96,810 | 1.42% | 0.00% | to | 1.60% | 14.29% | to | 16.06% |
| 2005 | 5,822 | $10.27 | to | $20.11 | $97,980 | 1.77% | 0.00% | to | 1.50% | 5.44% | to | 7.03% |
| **ING Russell™ Large Cap Growth Index Portfolio - Class I** | | | | | | | | | | | | |
| 2009 | 221 | $12.47 | to | $12.76 | $2,772 | (e) | 0.00% | to | 1.50% | | (e) | |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| **ING Russell™ Large Cap Growth Index Portfolio - Class S** | | | | | | | | | | | | |
| 2009 | 29 | $12.15 | to | $12.60 | $353 | (e) | 0.00% | to | 1.35% | | (e) | |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| **ING Russell™ Large Cap Index Portfolio - Class I** | | | | | | | | | | | | |
| 2009 | 1,190 | $8.06 | to | $8.27 | $9,692 | - | 0.00% | to | 1.60% | 21.90% | to | 23.65% |
| 2008 | 403 | $6.62 | to | $6.68 | $2,675 | (d) | 0.00% | to | 1.45% | | (d) | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| **ING Russell™ Large Cap Value Index Portfolio - Class I** | | | | | | | | | | | | |
| 2009 | 7 | $11.85 | to | $11.86 | $79 | (e) | 1.15% | to | 1.25% | | (e) | |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING Russell™ Large Cap Value Index Portfolio - Class S | | | | | | | | | | | | |
| 2009 | 165 | $11.81 | to | $11.92 | $1,952 | (e) | 0.00% | to | 1.50% | (e) | | |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| ING Russell™ Mid Cap Growth Index Portfolio - Class S | | | | | | | | | | | | |
| 2009 | 237 | $12.80 | to | $12.92 | $3,049 | (e) | 0.00% | to | 1.50% | (e) | | |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| ING Russell™ Mid Cap Index Portfolio - Class I | | | | | | | | | | | | |
| 2009 | 433 | $8.15 | to | $8.36 | $3,562 | - | 0.00% | to | 1.50% | 38.41% | to | 40.27% |
| 2008 | 224 | $5.91 | to | $5.96 | $1,329 | (d) | 0.00% | to | 1.25% | (d) | | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | (d) | | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | (d) | | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | (d) | | |
| ING Russell™ Small Cap Index Portfolio - Class I | | | | | | | | | | | | |
| 2009 | 225 | $8.65 | to | $8.83 | $1,962 | - | 0.25% | to | 1.50% | 24.78% | to | 26.32% |
| 2008 | 91 | $6.94 | to | $6.99 | $635 | (d) | 0.25% | to | 1.40% | (d) | | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | (d) | | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | (d) | | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | (d) | | |
| ING Small Company Portfolio - Class I | | | | | | | | | | | | |
| 2009 | 5,202 | $8.35 | to | $27.77 | $107,672 | 0.61% | 0.00% | to | 1.50% | 25.65% | to | 27.62% |
| 2008 | 5,178 | $6.59 | to | $21.76 | $86,261 | 1.08% | 0.00% | to | 1.50% | -32.09% | to | -31.10% |
| 2007 | 5,336 | $14.34 | to | $31.63 | $135,138 | 0.19% | 0.00% | to | 1.50% | 4.29% | to | 5.90% |
| 2006 | 6,886 | $13.75 | to | $29.99 | $169,087 | 0.39% | 0.00% | to | 1.50% | 15.06% | to | 16.80% |
| 2005 | 7,440 | $12.03 | to | $25.78 | $158,729 | 0.14% | 0.00% | to | 1.50% | 8.64% | to | 10.28% |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Small Company Portfolio - Class S** | | | | | | | | | | | | |
| 2009 | 11 | | $10.80 | | $118 | 0.92% | | 0.35% | | | 26.76% | |
| 2008 | 12 | | $8.52 | | $100 | 1.07% | | 0.35% | | | -31.46% | |
| 2007 | 7 | | $12.43 | | $87 | - | | 0.35% | | | 5.34% | |
| 2006 | 1 | | $11.80 | | $11 | (b) | | 0.35% | | | (b) | |
| 2005 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **ING U.S. Bond Index Portfolio - Class I** | | | | | | | | | | | | |
| 2009 | 368 | $10.61 | to | $10.87 | $3,932 | 2.62% | 0.00% | to | 1.50% | 4.32% | to | 5.84% |
| 2008 | 153 | $10.17 | to | $10.27 | $1,559 | (d) | 0.00% | to | 1.50% | | (d) | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| **ING International Value Portfolio - Class I** | | | | | | | | | | | | |
| 2009 | 7,742 | $7.16 | to | $14.85 | $105,099 | 1.56% | 0.00% | to | 1.70% | 25.00% | to | 27.22% |
| 2008 | 7,918 | $5.67 | to | $11.79 | $84,985 | 2.94% | 0.00% | to | 1.70% | -43.63% | to | -42.79% |
| 2007 | 8,365 | $16.66 | to | $20.79 | $158,131 | 1.78% | 0.00% | to | 1.55% | 11.69% | to | 13.15% |
| 2006 | 7,376 | $14.78 | to | $18.51 | $123,753 | 2.42% | 0.30% | to | 1.55% | 27.45% | to | 29.01% |
| 2005 | 5,941 | $12.35 | to | $14.45 | $78,444 | 2.43% | 0.00% | to | 1.55% | 7.82% | to | 9.15% |
| **ING International Value Portfolio - Class S** | | | | | | | | | | | | |
| 2009 | 26 | | $10.88 | | $283 | 1.51% | | 0.35% | | | 25.78% | |
| 2008 | 29 | | $8.65 | | $248 | 3.02% | | 0.35% | | | -42.52% | |
| 2007 | 32 | | $15.05 | | $480 | 1.48% | | 0.35% | | | 12.65% | |
| 2006 | 5 | | $13.36 | | $60 | (b) | | 0.35% | | | (b) | |
| 2005 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **ING MidCap Opportunities Portfolio - Class I** | | | | | | | | | | | | |
| 2009 | 998 | $8.92 | to | $14.17 | $12,935 | 0.21% | 0.00% | to | 1.50% | 39.29% | to | 41.60% |
| 2008 | 935 | $6.36 | to | $10.69 | $8,648 | - | 0.00% | to | 1.50% | -38.51% | to | -37.84% |
| 2007 | 649 | $14.57 | to | $17.22 | $9,758 | - | 0.20% | to | 1.50% | 23.79% | to | 25.10% |
| 2006 | 509 | $11.77 | to | $12.55 | $6,141 | - | 0.40% | to | 1.50% | 6.21% | to | 7.25% |
| 2005 | 467 | $11.08 | to | $12.83 | $5,277 | - | 0.50% | to | 1.50% | 0.87% | to | 9.78% |

| | Units* (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING MidCap Opportunities Portfolio - Class S** | | | | | | | | | | | | |
| 2009 | 23 | | $12.21 | | $276 | - | | 0.35% | | | 40.51% | |
| 2008 | 12 | | $8.69 | | $108 | - | | 0.35% | | | -37.93% | |
| 2007 | 5 | | $14.00 | | $70 | - | | 0.35% | | | 25.00% | |
| 2006 | - | | $11.20 | | $3 | (b) | | 0.35% | | | (b) | |
| 2005 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **ING SmallCap Opportunities Portfolio - Class I** | | | | | | | | | | | | |
| 2009 | 1,414 | $7.92 | to | $12.81 | $11,898 | - | 0.00% | to | 1.50% | 28.99% | to | 31.05% |
| 2008 | 1,290 | $6.14 | to | $9.68 | $8,367 | - | 0.00% | to | 1.50% | -35.44% | to | -34.62% |
| 2007 | 1,200 | $9.51 | to | $15.30 | $11,915 | - | 0.20% | to | 1.50% | 8.44% | to | 9.67% |
| 2006 | 1,122 | $8.77 | to | $13.46 | $10,191 | - | 0.40% | to | 1.50% | 10.87% | to | 12.17% |
| 2005 | 1,146 | $7.91 | to | $8.97 | $9,331 | - | 0.40% | to | 1.50% | 1.86% | to | 8.64% |
| **ING SmallCap Opportunities Portfolio - Class S** | | | | | | | | | | | | |
| 2009 | 6 | | $10.68 | | $60 | - | | 0.35% | | | 30.24% | |
| 2008 | 6 | | $8.20 | | $47 | - | | 0.35% | | | -34.82% | |
| 2007 | 1 | | $12.58 | | $17 | - | | 0.35% | | | 9.39% | |
| 2006 | 1 | | $11.50 | | $10 | (b) | | 0.35% | | | (b) | |
| 2005 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **Janus Aspen Series Balanced Portfolio - Institutional Shares** | | | | | | | | | | | | |
| 2009 | 8 | $20.91 | to | $33.21 | $261 | 6.84% | 0.50% | to | 1.45% | 24.06% | to | 25.25% |
| 2008 | 9 | $16.64 | to | $26.71 | $236 | 2.32% | 0.50% | to | 1.45% | -17.06% | to | -16.23% |
| 2007 | 13 | $13.48 | to | $32.14 | $367 | 2.63% | 0.30% | to | 1.45% | 8.96% | to | 9.95% |
| 2006 | 14 | $12.22 | to | $29.45 | $394 | 1.90% | 0.40% | to | 1.45% | 9.10% | to | 10.17% |
| 2005 | 20 | $12.45 | to | $26.93 | $508 | 0.01% | 0.50% | to | 1.50% | 6.38% | to | 7.28% |
| **Janus Aspen Series Enterprise Portfolio - Institutional Shares** | | | | | | | | | | | | |
| 2009 | 14 | $15.57 | to | $25.35 | $327 | - | 0.30% | to | 1.50% | 42.60% | to | 44.34% |
| 2008 | 15 | $10.77 | to | $17.72 | $240 | 0.27% | 0.30% | to | 1.50% | -44.52% | to | -43.95% |
| 2007 | 17 | $19.37 | to | $31.89 | $490 | 0.21% | 0.45% | to | 1.45% | 20.28% | to | 21.49% |
| 2006 | 19 | $15.92 | to | $26.46 | $466 | - | 0.25% | to | 1.45% | 11.97% | to | 13.37% |
| 2005 | 22 | $14.12 | to | $23.58 | $489 | - | 0.25% | to | 1.50% | 10.59% | to | 11.99% |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Janus Aspen Series Flexible Bond Portfolio -<br>Institutional Shares | | | | | | | | | | | | |
| 2009 | 3 | $17.63 | to | $26.20 | $62 | 5.00% | 0.50% | to | 1.50% | 11.54% | to | 12.63% |
| 2008 | 5 | $15.77 | to | $23.44 | $98 | 4.06% | 0.50% | to | 1.50% | 4.71% | to | 5.53% |
| 2007 | 5 | $15.06 | to | $22.38 | $99 | 4.67% | 0.50% | to | 1.25% | 5.67% | to | 6.47% |
| 2006 | 6 | $14.25 | to | $21.18 | $114 | 4.37% | 0.50% | to | 1.25% | 2.97% | to | 3.71% |
| 2005 | 7 | $14.34 | to | $20.57 | $146 | 0.02% | 0.55% | to | 1.25% | 0.73% | to | 1.39% |
| Janus Aspen Series Janus Portfolio - Institutional<br>Shares | | | | | | | | | | | | |
| 2009 | 5 | $8.02 | to | $19.82 | $84 | - | 0.50% | to | 1.40% | 34.49% | to | 35.62% |
| 2008 | 7 | $8.17 | to | $14.72 | $75 | 0.89% | 0.50% | to | 1.40% | -40.58% | to | -40.01% |
| 2007 | 7 | $13.66 | to | $25.03 | $150 | 0.67% | 0.50% | to | 1.40% | 13.50% | to | 14.51% |
| 2006 | 8 | $11.96 | to | $22.00 | $148 | 0.43% | 0.50% | to | 1.40% | 9.82% | to | 10.86% |
| 2005 | 11 | $9.95 | to | $18.49 | $185 | - | 0.30% | to | 1.40% | 2.84% | to | 3.90% |
| Janus Aspen Series Worldwide Portfolio - Institutional<br>Shares | | | | | | | | | | | | |
| 2009 | 10 | $10.30 | to | $20.19 | $172 | 1.23% | 0.45% | to | 1.50% | 35.65% | to | 37.13% |
| 2008 | 12 | $7.49 | to | $14.85 | $154 | 1.27% | 0.45% | to | 1.50% | -45.34% | to | -44.94% |
| 2007 | 13 | $13.70 | to | $30.90 | $317 | 0.90% | 0.45% | to | 1.25% | 8.25% | to | 9.18% |
| 2006 | 15 | $12.54 | to | $28.51 | $353 | 1.61% | 0.45% | to | 1.25% | 16.74% | to | 17.68% |
| 2005 | 19 | $10.68 | to | $21.50 | $381 | - | 0.30% | to | 1.25% | 4.57% | to | 5.53% |
| Lazard U.S. Mid Cap Equity Portfolio - Open Shares | | | | | | | | | | | | |
| 2009 | 159 | $7.19 | to | $7.49 | $1,162 | 0.77% | 0.00% | to | 1.50% | 36.53% | to | 38.19% |
| 2008 | 73 | $5.30 | to | $5.42 | $388 | 2.24% | 0.00% | to | 1.25% | -39.36% | to | -38.48% |
| 2007 | 37 | $8.74 | to | $8.81 | $326 | (c) | 0.00% | to | 1.25% | | (c) | |
| 2006 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| LKCM Aquinas Growth Fund | | | | | | | | | | | | |
| 2009 | 27 | $8.65 | to | $10.34 | $269 | - | 0.90% | to | 1.05% | | 28.71% | |
| 2008 | 26 | | $8.01 | | $206 | - | | 1.05% | | | -33.80% | |
| 2007 | 19 | | $12.10 | | $236 | - | | 1.05% | | | 0.08% | |
| 2006 | 17 | | $10.87 | | $183 | (b) | | 0.90% | | | (b) | |
| 2005 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Loomis Sayles Small Cap Value Fund - Retail Class | | | | | | | | | | | | |
| 2009 | 276 | $9.04 | to | $9.27 | $2,518 | 0.18% | 0.00% | to | 1.50% | 26.61% | to | 28.19% |
| 2008 | 126 | $7.14 | to | $7.20 | $905 | (d) | 0.25% | to | 1.50% | | (d) | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| Lord Abbett Mid-Cap Value Fund, Inc. - Class A | | | | | | | | | | | | |
| 2009 | 96 | $10.13 | to | $12.70 | $1,054 | 0.67% | 0.60% | to | 1.90% | 24.29% | to | 25.89% |
| 2008 | 85 | $8.15 | to | $10.13 | $739 | 1.80% | 0.55% | to | 1.90% | -40.51% | to | -39.78% |
| 2007 | 87 | $13.80 | to | $16.89 | $1,257 | 0.51% | 0.50% | to | 1.75% | -1.15% | to | 0.07% |
| 2006 | 75 | $13.96 | to | $16.97 | $1,081 | 0.56% | 0.50% | to | 1.75% | 10.36% | to | 11.81% |
| 2005 | 63 | $12.65 | to | $15.26 | $818 | 0.54% | 0.50% | to | 1.75% | 6.47% | to | 7.65% |
| Lord Abbett Small-Cap Value Fund - Class A | | | | | | | | | | | | |
| 2009 | 88 | $14.56 | to | $15.49 | $1,330 | - | 0.60% | to | 1.65% | 27.72% | to | 28.98% |
| 2008 | 91 | $11.40 | to | $12.03 | $1,074 | 0.22% | 0.55% | to | 1.65% | -32.18% | to | -31.45% |
| 2007 | 96 | $16.81 | to | $17.52 | $1,648 | 0.13% | 0.60% | to | 1.65% | 8.59% | to | 9.68% |
| 2006 | 88 | $15.44 | to | $15.91 | $1,379 | - | 0.70% | to | 1.75% | 18.40% | to | 19.56% |
| 2005 | 74 | $13.04 | to | $13.31 | $980 | - | 0.70% | to | 1.75% | 11.41% | to | 12.42% |
| Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC | | | | | | | | | | | | |
| 2009 | 7,527 | $7.18 | to | $13.99 | $88,200 | 0.47% | 0.00% | to | 1.50% | 24.74% | to | 26.56% |
| 2008 | 8,061 | $5.71 | to | $11.16 | $75,150 | 1.22% | 0.00% | to | 1.50% | -40.23% | to | -39.51% |
| 2007 | 9,441 | $12.71 | to | $18.59 | $146,234 | 0.44% | 0.20% | to | 1.50% | -0.95% | to | 0.38% |
| 2006 | 10,067 | $12.72 | to | $18.67 | $156,234 | 0.50% | 0.25% | to | 1.50% | 10.54% | to | 11.88% |
| 2005 | 10,499 | $12.93 | to | $16.80 | $147,309 | 0.51% | 0.30% | to | 1.50% | 6.67% | to | 7.94% |
| Massachusetts Investors Growth Stock Fund - Class A | | | | | | | | | | | | |
| 2009 | 26 | $10.93 | to | $11.29 | $297 | 0.30% | 0.65% | to | 1.20% | 38.71% | to | 39.56% |
| 2008 | 46 | $7.88 | to | $8.09 | $364 | 0.36% | 0.65% | to | 1.20% | -37.66% | to | -37.38% |
| 2007 | 58 | $12.55 | to | $12.92 | $737 | 0.45% | 0.65% | to | 1.40% | 10.10% | to | 10.59% |
| 2006 | 52 | $11.38 | to | $11.61 | $596 | - | 0.80% | to | 1.50% | 6.37% | to | 6.61% |
| 2005 | 39 | $10.79 | to | $10.89 | $421 | (f) | 0.80% | to | 1.30% | | (f) | |

| | Units* (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Morgan Stanley U.S. Small Cap Value Portfolio - Class I** | | | | | | | | | | | | |
| 2009 | 181 | $9.66 | | | $1,746 | - | - | | | 30.54% | | |
| 2008 | 114 | $7.40 | | | $841 | (d) | - | | | (d) | | |
| 2007 | (d) | (d) | | | (d) | (d) | (d) | | | (d) | | |
| 2006 | (d) | (d) | | | (d) | (d) | (d) | | | (d) | | |
| 2005 | (d) | (d) | | | (d) | (d) | (d) | | | (d) | | |
| **Neuberger Berman Socially Responsive Fund® - Trust Class** | | | | | | | | | | | | |
| 2009 | 424 | $8.71 | to | $9.22 | $3,772 | 0.44% | 0.00% | to | 1.70% | 28.30% | to | 30.41% |
| 2008 | 318 | $6.12 | to | $7.07 | $2,187 | 0.72% | 0.00% | to | 1.60% | -39.86% | to | -39.08% |
| 2007 | 175 | $11.28 | to | $11.54 | $1,985 | 0.80% | 0.25% | to | 1.55% | 5.62% | to | 6.79% |
| 2006 | 48 | $10.68 | to | $10.77 | $519 | (b) | 0.40% | to | 1.50% | (b) | | |
| 2005 | (b) | (b) | | | (b) | (b) | (b) | | | (b) | | |
| **New Perspective Fund®, Inc. - Class R-3** | | | | | | | | | | | | |
| 2009 | 272 | $13.29 | to | $14.56 | $3,881 | 1.16% | 0.00% | to | 1.55% | 35.19% | to | 37.10% |
| 2008 | 254 | $9.89 | to | $10.62 | $2,657 | 1.79% | 0.00% | to | 1.45% | -38.99% | to | -38.08% |
| 2007 | 238 | $16.21 | to | $17.15 | $4,038 | 2.44% | 0.00% | to | 1.45% | 14.34% | to | 15.34% |
| 2006 | 83 | $14.18 | to | $14.75 | $1,204 | 1.64% | 0.20% | to | 1.55% | 18.17% | to | 19.17% |
| 2005 | 40 | $12.16 | to | $12.36 | $486 | 1.45% | 0.25% | to | 1.10% | 9.98% | to | 10.56% |
| **New Perspective Fund®, Inc. - Class R-4** | | | | | | | | | | | | |
| 2009 | 4,201 | $8.34 | to | $15.07 | $59,419 | 1.48% | 0.00% | to | 1.50% | 35.41% | to | 37.52% |
| 2008 | 3,763 | $6.11 | to | $10.97 | $39,040 | 2.60% | 0.00% | to | 1.50% | -38.80% | to | -37.81% |
| 2007 | 2,456 | $15.58 | to | $17.64 | $41,461 | 2.12% | 0.00% | to | 1.50% | 14.23% | to | 15.56% |
| 2006 | 1,896 | $13.57 | to | $15.13 | $27,925 | 1.55% | 0.30% | to | 1.50% | 18.09% | to | 19.46% |
| 2005 | 1,760 | $11.44 | to | $12.78 | $22,033 | 1.87% | 0.00% | to | 1.50% | 9.56% | to | 10.64% |
| **Oppenheimer Capital Appreciation Fund - Class A** | | | | | | | | | | | | |
| 2009 | 55 | $9.46 | to | $10.03 | $538 | - | 0.55% | to | 1.55% | 41.41% | to | 42.67% |
| 2008 | 53 | $6.69 | to | $7.03 | $363 | - | 0.55% | to | 1.55% | -46.74% | to | -46.17% |
| 2007 | 47 | $12.56 | to | $13.06 | $597 | - | 0.55% | to | 1.55% | 12.19% | to | 13.17% |
| 2006 | 36 | $11.24 | to | $11.54 | $414 | - | 0.55% | to | 1.45% | 6.62% | to | 6.79% |
| 2005 | 30 | $10.65 | to | $10.76 | $316 | 0.75% | 0.70% | to | 1.25% | 3.40% | to | 3.96% |

| | Units* (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Oppenheimer Developing Markets Fund - Class A** | | | | | | | | | | | | |
| 2009 | 4,581 | $9.22 | to | $67.99 | $241,957 | 0.54% | 0.00% | to | 1.95% | 78.72% | to | 81.84% |
| 2008 | 3,873 | $5.11 | to | $37.41 | $114,355 | 1.45% | 0.00% | to | 1.65% | -48.87% | to | -48.03% |
| 2007 | 4,018 | $23.12 | to | $71.98 | $230,998 | 0.96% | 0.00% | to | 1.95% | 31.54% | to | 33.43% |
| 2006 | 3,743 | $17.39 | to | $52.76 | $163,882 | 1.30% | 0.30% | to | 1.75% | 23.14% | to | 24.56% |
| 2005 | 3,268 | $17.98 | to | $41.82 | $115,468 | 1.74% | 0.50% | to | 1.65% | 38.95% | to | 40.45% |
| **Oppenheimer Global Securities/VA** | | | | | | | | | | | | |
| 2009 | 13 | $12.41 | to | $22.16 | $273 | 2.31% | 0.50% | to | 1.80% | 37.28% | to | 39.11% |
| 2008 | 17 | $9.06 | to | $15.97 | $247 | 1.70% | 0.45% | to | 1.75% | -41.25% | to | -40.45% |
| 2007 | 23 | $15.42 | to | $26.82 | $578 | 1.49% | 0.45% | to | 1.75% | 4.87% | to | 5.84% |
| 2006 | 32 | $14.74 | to | $25.34 | $765 | 1.02% | 0.45% | to | 1.80% | 16.01% | to | 17.15% |
| 2005 | 35 | $12.74 | to | $21.63 | $711 | 2.11% | 0.45% | to | 1.85% | 12.61% | to | 13.78% |
| **Oppenheimer Main Street Fund®/VA** | | | | | | | | | | | | |
| 2009 | 9 | $7.57 | to | $8.56 | $72 | 1.48% | 1.25% | to | 1.50% | 26.38% | to | 26.63% |
| 2008 | 10 | $5.99 | to | $6.76 | $63 | 1.12% | 1.25% | to | 1.50% | -39.37% | to | -39.21% |
| 2007 | 11 | $9.88 | to | $11.12 | $115 | 0.84% | 1.25% | to | 1.50% | 2.92% | to | 3.15% |
| 2006 | 13 | $9.60 | to | $10.78 | $123 | 1.67% | 1.25% | to | 1.50% | 13.34% | to | 13.59% |
| 2005 | - | - | | | $41 | - | - | | | - | | |
| **Oppenheimer Main Street Small Cap Fund®/VA** | | | | | | | | | | | | |
| 2009 | 737 | $7.97 | to | $12.48 | $8,067 | 0.75% | 0.00% | to | 1.50% | 35.19% | to | 37.31% |
| 2008 | 578 | $5.85 | to | $9.19 | $4,655 | 0.52% | 0.00% | to | 1.50% | -38.76% | to | -38.01% |
| 2007 | 531 | $12.90 | to | $14.92 | $6,971 | 0.31% | 0.25% | to | 1.50% | -2.71% | to | -1.48% |
| 2006 | 351 | $13.26 | to | $15.26 | $4,722 | 0.10% | 0.30% | to | 1.50% | 13.33% | to | 14.43% |
| 2005 | 89 | $11.70 | to | $13.40 | $1,052 | 2.38% | 0.50% | to | 1.50% | 8.62% | | |
| **Oppenheimer MidCap Fund/VA** | | | | | | | | | | | | |
| 2009 | 3 | $3.61 | to | $7.21 | $15 | - | 1.25% | to | 1.50% | 30.80% | to | 31.09% |
| 2008 | 4 | $2.76 | to | $5.50 | $13 | - | 1.25% | to | 1.50% | -49.91% | to | -49.73% |
| 2007 | 4 | $5.51 | to | $10.94 | $31 | - | 1.25% | to | 1.50% | 4.99% | | |
| 2006 | - | $10.42 | | | $1 | - | 1.25% | | | 1.66% | | |
| 2005 | - | - | | | $3 | - | - | | | - | | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Oppenheimer Strategic Bond Fund/VA** | | | | | | | | | | | | |
| 2009 | 6 | $15.86 | to | $17.63 | $104 | 0.96% | 0.55% | to | 1.45% | 17.13% | to | 18.24% |
| 2008 | 7 | $13.54 | to | $14.99 | $105 | 5.22% | 0.50% | to | 1.45% | -15.43% | to | -14.70% |
| 2007 | 7 | $16.01 | to | $17.48 | $125 | 3.94% | 0.55% | to | 1.45% | 8.10% | to | 9.11% |
| 2006 | 8 | $14.81 | to | $16.02 | $128 | 3.91% | 0.55% | to | 1.45% | 5.94% | to | 6.87% |
| 2005 | 11 | $13.98 | to | $15.10 | $154 | 9.58% | 0.45% | to | 1.45% | 1.16% | to | 2.17% |
| **Pax World Balanced Fund** | | | | | | | | | | | | |
| 2009 | 4,954 | $8.30 | to | $11.98 | $54,186 | 1.67% | 0.00% | to | 1.65% | 19.28% | to | 21.42% |
| 2008 | 4,896 | $6.89 | to | $9.87 | $44,509 | 1.99% | 0.00% | to | 1.75% | -31.93% | to | -30.74% |
| 2007 | 4,498 | $12.75 | to | $14.25 | $59,458 | 1.79% | 0.00% | to | 1.75% | 7.49% | to | 9.16% |
| 2006 | 4,112 | $11.83 | to | $12.90 | $50,097 | 1.66% | 0.30% | to | 1.75% | 9.03% | to | 10.07% |
| 2005 | 4,818 | $10.85 | to | $11.76 | $54,353 | 1.65% | 0.00% | to | 1.65% | 3.72% | to | 4.87% |
| **PIMCO Real Return Portfolio - Administrative Class** | | | | | | | | | | | | |
| 2009 | 8,873 | $11.20 | to | $13.61 | $112,730 | 2.96% | 0.00% | to | 1.65% | 16.42% | to | 18.41% |
| 2008 | 6,215 | $9.53 | to | $11.50 | $67,423 | 4.31% | 0.00% | to | 1.65% | -8.45% | to | -7.03% |
| 2007 | 2,861 | $10.72 | to | $12.37 | $34,027 | 4.42% | 0.00% | to | 1.50% | 8.91% | to | 10.55% |
| 2006 | 2,338 | $10.15 | to | $11.19 | $25,436 | 4.36% | 0.00% | to | 1.50% | -0.74% | to | 0.36% |
| 2005 | 2,096 | $10.52 | to | $11.10 | $22,843 | 3.20% | 0.40% | to | 1.50% | 0.56% | to | 1.48% |
| **Pioneer High Yield Fund - Class A** | | | | | | | | | | | | |
| 2009 | 373 | $11.60 | to | $12.86 | $4,675 | 6.97% | 0.20% | to | 1.95% | 59.16% | to | 61.76% |
| 2008 | 328 | $7.37 | to | $7.95 | $2,557 | 7.36% | 0.20% | to | 1.75% | -38.07% | to | -37.15% |
| 2007 | 273 | $11.81 | to | $12.65 | $3,394 | 4.89% | 0.20% | to | 1.95% | 5.03% | to | 6.37% |
| 2006 | 161 | $11.33 | to | $11.78 | $1,880 | 4.89% | 0.40% | to | 1.75% | 8.63% | to | 10.10% |
| 2005 | 70 | $10.43 | to | $10.69 | $742 | 4.75% | 0.45% | to | 1.75% | 0.67% | to | 1.72% |
| **Pioneer Emerging Markets VCT Portfolio - Class I** | | | | | | | | | | | | |
| 2009 | 3,007 | $7.13 | to | $9.37 | $27,443 | 1.14% | 0.00% | to | 1.70% | 71.95% | to | 74.81% |
| 2008 | 2,224 | $4.12 | to | $5.36 | $11,735 | 0.43% | 0.00% | to | 1.55% | -58.85% | to | -58.26% |
| 2007 | 2,280 | $12.71 | to | $12.84 | $29,074 | (c) | 0.00% | to | 1.50% | | (c) | |
| 2006 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Pioneer High Yield VCT Portfolio - Class I** | | | | | | | | | | | | |
| 2009 | 1,618 | $10.08 | to | $13.03 | $19,842 | 7.77% | 0.00% | to | 1.50% | 57.99% | to | 60.47% |
| 2008 | 1,510 | $6.35 | to | $8.12 | $11,678 | 9.26% | 0.00% | to | 1.50% | -36.41% | to | -35.58% |
| 2007 | 1,598 | $11.89 | to | $12.45 | $19,319 | 5.55% | 0.25% | to | 1.50% | 3.99% | to | 5.36% |
| 2006 | 1,065 | $11.36 | to | $11.75 | $12,297 | 5.72% | 0.40% | to | 1.50% | 6.92% | to | 8.10% |
| 2005 | 646 | $10.67 | to | $10.94 | $6,949 | 5.69% | 0.00% | to | 1.50% | 0.38% | to | 1.31% |
| **Premier VIT OpCap Mid Cap Portfolio - Class I** | | | | | | | | | | | | |
| 2009 | 936 | $7.66 | to | $7.99 | $7,301 | 0.63% | 0.00% | to | 1.60% | 36.65% | to | 38.72% |
| 2008 | 437 | $5.62 | to | $5.76 | $2,476 | 0.42% | 0.00% | to | 1.50% | -42.54% | to | -41.83% |
| 2007 | 40 | $9.78 | to | $9.85 | $393 | (c) | 0.30% | to | 1.50% | | (c) | |
| 2006 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **RiverSource® Diversified Equity Income Fund -**<br>**Class R-3** | | | | | | | | | | | | |
| 2009 | 30 | $7.74 | to | $7.85 | $233 | (e) | 0.25% | to | 1.10% | | (e) | |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| **RiverSource® Diversified Equity Income Fund -**<br>**Class R-4** | | | | | | | | | | | | |
| 2009 | 413 | $7.73 | to | $7.92 | $3,222 | 2.01% | 0.00% | to | 1.50% | 25.49% | to | 27.05% |
| 2008 | 237 | $6.16 | to | $6.21 | $1,464 | (d) | 0.25% | to | 1.50% | | (d) | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| **SMALLCAP World Fund® - Class R-4** | | | | | | | | | | | | |
| 2009 | 325 | $8.23 | to | $8.44 | $2,698 | 1.34% | 0.00% | to | 1.50% | 51.29% | to | 53.28% |
| 2008 | 80 | $5.44 | to | $5.48 | $434 | (d) | 0.25% | to | 1.50% | | (d) | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| T. Rowe Price Mid-Cap Value Fund - R Class | | | | | | | | | | | | |
| 2009 | 73 | $13.23 | to | $14.20 | $999 | 0.82% | 0.10% | to | 1.30% | 44.12% | to | 45.46% |
| 2008 | 74 | $9.16 | to | $9.62 | $699 | 0.47% | 0.35% | to | 1.35% | -35.71% | to | -35.09% |
| 2007 | 68 | $14.14 | to | $14.82 | $991 | 1.80% | 0.35% | to | 1.55% | -1.39% | to | -0.20% |
| 2006 | 69 | $14.34 | to | $14.85 | $1,010 | 0.61% | 0.35% | to | 1.55% | 18.15% | to | 19.08% |
| 2005 | 63 | $12.20 | to | $12.42 | $775 | 0.29% | 0.50% | to | 1.45% | 5.72% | to | 6.70% |
| T. Rowe Price Value Fund - Advisor Class | | | | | | | | | | | | |
| 2009 | 12 | | $9.21 | | $109 | 2.61% | | 1.00% | | | 35.64% | |
| 2008 | 6 | | $6.79 | | $44 | 1.90% | | 1.00% | | | -40.44% | |
| 2007 | 5 | | $11.40 | | $61 | 2.20% | | 1.00% | | | -0.44% | |
| 2006 | 3 | | $11.45 | | $30 | (b) | | 1.00% | | | (b) | |
| 2005 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| Templeton Foreign Fund - Class A | | | | | | | | | | | | |
| 2009 | 84 | $13.06 | to | $14.02 | $1,146 | 1.77% | 0.55% | to | 1.75% | 47.07% | to | 48.99% |
| 2008 | 71 | $8.88 | to | $9.41 | $658 | 3.00% | 0.55% | to | 1.75% | -46.99% | to | -46.40% |
| 2007 | 82 | $16.75 | to | $17.56 | $1,410 | 1.84% | 0.55% | to | 1.75% | 15.20% | to | 16.60% |
| 2006 | 59 | $14.54 | to | $15.06 | $876 | 2.28% | 0.55% | to | 1.75% | 18.01% | to | 19.06% |
| 2005 | 51 | $12.36 | to | $12.59 | $637 | 1.84% | 0.70% | to | 1.65% | 8.80% | to | 9.86% |
| Templeton Global Bond Fund - Class A | | | | | | | | | | | | |
| 2009 | 8,132 | $12.49 | to | $27.54 | $155,610 | 4.38% | 0.00% | to | 1.50% | 17.11% | to | 18.86% |
| 2008 | 6,885 | $10.59 | to | $23.17 | $110,722 | 9.04% | 0.00% | to | 1.50% | 4.73% | to | 6.28% |
| 2007 | 4,997 | $12.26 | to | $21.80 | $72,664 | 7.52% | 0.00% | to | 1.50% | 9.14% | to | 10.83% |
| 2006 | 2,522 | $11.13 | to | $19.67 | $33,054 | 5.57% | 0.00% | to | 1.50% | 11.73% | to | 12.85% |
| 2005 | 1,327 | $11.07 | to | $16.96 | $15,341 | 5.36% | 0.50% | to | 1.50% | -3.59% | to | -4.49% |
| Van Kampen Small Cap Value Fund - Class A | | | | | | | | | | | | |
| 2009 | 6 | | $12.91 | | $72 | (e) | | 0.45% | | | (e) | |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Diversified Value Portfolio** | | | | | | | | | | | | |
| 2009 | 7 | $11.18 | to | $11.87 | $84 | 3.66% | 0.95% | to | 2.00% | | 25.74% | |
| 2008 | 9 | $9.01 | to | $9.44 | $80 | 3.09% | 0.95% | to | 1.95% | -37.34% | to | -36.73% |
| 2007 | 8 | $14.38 | to | $14.92 | $114 | 1.87% | 0.95% | to | 1.95% | | 2.97% | |
| 2006 | 7 | $14.09 | to | $14.49 | $100 | (g) | 0.95% | to | 2.00% | | (g) | |
| 2005 | 5 | $12.09 | to | $12.25 | $63 | (a) | 1.25% | to | 2.05% | | (a) | |
| **Equity Income Portfolio** | | | | | | | | | | | | |
| 2009 | 20 | $10.71 | to | $11.27 | $225 | 4.10% | 1.10% | to | 2.00% | 15.20% | to | 15.47% |
| 2008 | 17 | $9.38 | to | $9.76 | $165 | 3.84% | 1.10% | to | 1.95% | -32.23% | to | -31.65% |
| 2007 | 21 | $13.84 | to | $14.28 | $304 | 2.23% | 1.10% | to | 1.95% | | 3.40% | |
| 2006 | 17 | $13.48 | to | $13.81 | $235 | 1.93% | 1.10% | to | 2.00% | | 19.36% | |
| 2005 | 21 | $11.39 | to | $11.57 | $240 | 2.23% | 1.10% | to | 2.05% | 2.41% | to | 3.03% |
| **Small Company Growth Portfolio** | | | | | | | | | | | | |
| 2009 | 9 | $10.31 | to | $10.94 | $93 | 1.27% | 0.95% | to | 2.00% | 37.60% | to | 37.96% |
| 2008 | 8 | $7.57 | to | $7.93 | $64 | - | 0.95% | to | 1.95% | -40.63% | to | -40.02% |
| 2007 | 7 | $12.75 | to | $13.22 | $86 | - | 0.95% | to | 1.95% | | 2.80% | |
| 2006 | 1 | $12.51 | to | $12.86 | $18 | (g) | 0.95% | to | 2.00% | | (g) | |
| 2005 | - | $11.57 | to | $11.72 | - | (a) | 1.25% | to | 2.05% | | (a) | |
| **Wanger International** | | | | | | | | | | | | |
| 2009 | 1,714 | $7.59 | to | $8.61 | $14,434 | 3.47% | 0.00% | to | 1.55% | 47.42% | to | 49.80% |
| 2008 | 1,203 | $5.11 | to | $5.75 | $6,819 | 1.00% | 0.00% | to | 1.50% | -46.37% | to | -45.60% |
| 2007 | 916 | $10.46 | to | $10.57 | $9,623 | (c) | 0.00% | to | 1.50% | | (c) | |
| 2006 | (c) | (c) | | | (c) | (c) | (c) | | | | (c) | |
| 2005 | (c) | (c) | | | (c) | (c) | (c) | | | | (c) | |
| **Wanger Select** | | | | | | | | | | | | |
| 2009 | 5,121 | $7.92 | to | $14.09 | $68,682 | - | 0.00% | to | 1.50% | 63.80% | to | 66.19% |
| 2008 | 4,338 | $4.80 | to | $8.48 | $35,288 | - | 0.00% | to | 1.50% | -49.84% | to | -49.04% |
| 2007 | 4,150 | $15.70 | to | $16.65 | $66,892 | - | 0.00% | to | 1.50% | 7.73% | to | 9.02% |
| 2006 | 1,756 | $14.45 | to | $15.37 | $26,052 | 0.25% | 0.15% | to | 1.50% | 17.90% | to | 19.00% |
| 2005 | 559 | $12.40 | to | $12.94 | $6,985 | - | 0.60% | to | 1.50% | 8.87% | to | 9.69% |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Wanger USA | | | | | | | | | | | | |
| 2009 | 2,016 | $8.22 | to | $13.36 | $24,191 | - | 0.00% | to | 1.50% | 40.12% | to | 42.34% |
| 2008 | 1,727 | $5.83 | to | $8.89 | $14,699 | - | 0.00% | to | 1.50% | -40.59% | to | -37.59% |
| 2007 | 1,512 | $13.11 | to | $14.89 | $21,526 | - | 0.05% | to | 1.50% | -0.63% | to | 4.86% |
| 2006 | 1,254 | $12.52 | to | $14.27 | $17,111 | 0.22% | 0.15% | to | 1.50% | 6.31% | to | 7.30% |
| 2005 | 725 | $12.66 | to | $13.34 | $9,257 | - | 0.00% | to | 1.50% | 9.61% | to | 10.66% |
| Washington Mutual Investors Fund[SM], Inc. -<br>Class R-3 | | | | | | | | | | | | |
| 2009 | 406 | $9.80 | to | $10.73 | $4,173 | 2.80% | 0.00% | to | 1.55% | 16.81% | to | 18.56% |
| 2008 | 448 | $8.39 | to | $9.05 | $3,911 | 2.30% | 0.00% | to | 1.55% | -34.35% | to | -33.31% |
| 2007 | 395 | $12.78 | to | $13.57 | $5,204 | 1.77% | 0.00% | to | 1.55% | 2.08% | to | 3.38% |
| 2006 | 301 | $12.52 | to | $13.02 | $3,858 | 1.62% | 0.20% | to | 1.55% | 15.82% | to | 17.24% |
| 2005 | 198 | $10.81 | to | $11.09 | $2,177 | 1.64% | 0.25% | to | 1.55% | 1.78% | to | 2.88% |
| Washington Mutual Investors Fund[SM], Inc. - Class R-4 | | | | | | | | | | | | |
| 2009 | 7,276 | $7.59 | to | $11.00 | $74,999 | 3.08% | 0.00% | to | 1.50% | 17.25% | to | 18.92% |
| 2008 | 6,960 | $6.43 | to | $9.25 | $60,944 | 2.56% | 0.00% | to | 1.50% | -34.15% | to | -33.33% |
| 2007 | 6,883 | $12.73 | to | $13.71 | $91,248 | 1.97% | 0.25% | to | 1.50% | 2.34% | to | 3.56% |
| 2006 | 6,828 | $12.38 | to | $13.21 | $88,156 | 1.90% | 0.30% | to | 1.50% | 16.17% | to | 17.48% |
| 2005 | 5,985 | $10.60 | to | $11.29 | $66,271 | 2.09% | 0.40% | to | 1.50% | 1.94% | to | 2.95% |
| Wells Fargo Advantage Small Cap Value Fund - Class A | | | | | | | | | | | | |
| 2009 | 8 | | $10.71 | | $88 | - | | 1.00% | | | 50.42% | |
| 2008 | 7 | | $7.12 | | $46 | - | | 1.00% | | | -39.04% | |
| 2007 | 4 | | $11.68 | | $47 | - | | 1.00% | | | 9.16% | |
| 2006 | 2 | | $10.70 | | $21 | (b) | | 1.00% | | | (b) | |
| 2005 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |

(a)  As this investment Division was not available until 2005, this data is not meaningful and therefore is not presented
(b)  As this investment Division was not available until 2006, this data is not meaningful and therefore is not presented
(c)  As this investment Division was not available until 2007, this data is not meaningful and therefore is not presented
(d)  As this investment Division was not available until 2008, this data is not meaningful and therefore is not presented
(e)  As this investment Division was not available until 2009, this data is not meaningful and therefore is not presented
(f)  As this investment Division is wholly comprised of new contract bands at December 31, 2005, this data is not meaningful and therefore is not presented
(g)  As this investment Division is wholly comprised of new contract bands at December 31, 2006, this data is not meaningful and therefore is not presented
(h)  As this investment Division is wholly comprised of new contract bands at December 31, 2007, this data is not meaningful and therefore is not presented
(i)  As this investment Division is wholly comprised of new contract bands at December 31, 2009, this data is not meaningful and therefore is not presented

A    The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B    The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense, administrative and other charges, as defined in Note 5.  Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C    Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities.  Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

\*    Includes units for annuity contracts in payout beginning in 2006.

# ING Life Insurance and Annuity Company and Subsidiaries

## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Index to Consolidated Financial Statements

# Report of Independent Registered Public Accounting Firm

The Board of Directors
ING Life Insurance and Annuity Company

We have audited the accompanying consolidated balance sheets of ING Life Insurance and Annuity Company and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ING Life Insurance and Annuity Company and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, in 2009 the Company changed its method of accounting for the recognition and presentation of other-than-temporary impairments.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 31, 2010,
except for Note 2, as to which the date is
 April 5, 2010

# ING Life Insurance and Annuity Company and Subsidiaries

**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**

## Consolidated Statements of Operations

(In millions)

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2009 | 2008 | 2007 |
| **Revenue:** | | | |
| Net investment income | $ 1,253.7 | $ 1,083.7 | $ 1,054.7 |
| Fee income | 533.8 | 612.9 | 769.9 |
| Premiums | 35.0 | 46.9 | 46.8 |
| Broker-dealer commission revenue | 275.3 | 622.5 | 568.4 |
| Net realized capital gains (losses): | | | |
| Total other-than-temporary impairment losses | (442.0) | (1,052.5) | (76.0) |
| Portion of other-than-temporary impairment losses recognized in Other comprehensive income (loss) | 47.5 | - | - |
| Net other-than-temporary impairments recognized in earnings | (394.5) | (1,052.5) | (76.0) |
| Other net realized capital gains | 162.4 | 399.4 | 48.4 |
| Total net realized capital losses | (232.1) | (653.1) | (27.6) |
| Other income | 16.4 | 21.3 | 20.3 |
| Total revenue | 1,882.1 | 1,734.2 | 2,432.5 |
| **Benefits and expenses:** | | | |
| Interest credited and other benefits to contractowners | 522.6 | 1,432.4 | 802.8 |
| Operating expenses | 597.6 | 687.5 | 652.2 |
| Broker-dealer commission expense | 275.3 | 622.5 | 568.4 |
| Net amortization of deferred policy acquisition cost and value of business acquired | 79.6 | 128.9 | 129.2 |
| Interest expense | 3.5 | 1.4 | 5.5 |
| Total benefits and expenses | 1,478.6 | 2,872.7 | 2,158.1 |
| Income (loss) before income taxes | 403.5 | (1,138.5) | 274.4 |
| Income tax expense (benefit) | 49.6 | (108.3) | 56.0 |
| Net income (loss) | $ 353.9 | $ (1,030.2) | $ 218.4 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# ING Life Insurance and Annuity Company and Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Consolidated Balance Sheets
(In millions, except share data)

|  | As of December 31, | |
|  | 2009 | 2008 |
|---|---|---|
| **Assets** | | |
| Investments: | | |
| Fixed maturities, available-for-sale, at fair value (amortized cost of $15,038.2 at 2009 and $14,544.3at 2008) | $ 15,185.5 | $ 13,157.7 |
| Equity securities, available-for-sale, at fair value (cost of $175.1 at 2009 and $247.7 at 2008) | 187.9 | 240.3 |
| Short-term investments | 535.5 | 41.9 |
| Mortgage loans on real estate | 1,874.5 | 2,107.8 |
| Policy loans | 254.7 | 267.8 |
| Loan-Dutch State obligation | 674.1 | - |
| Limited partnerships/corporations | 426.2 | 513.9 |
| Derivatives | 129.0 | 235.2 |
| Securities pledged (amortized cost of $483.7 at 2009 and $1,248.8 at 2008) | 469.8 | 1,319.9 |
| Total investments | 19,737.2 | 17,884.5 |
| Cash and cash equivalents | 243.3 | 203.5 |
| Short-term investments under securities loan agreement, including collateral delivered | 351.0 | 483.9 |
| Accrued investment income | 217.2 | 205.8 |
| Receivables for securities sold | 3.1 | 5.5 |
| Reinsurance recoverable | 2,426.3 | 2,505.6 |
| Deferred policy acquisition costs | 901.8 | 865.5 |
| Value of business acquired | 991.5 | 1,832.5 |
| Notes receivable from affiliate | 175.0 | 175.0 |
| Short-term loan to affiliate | 287.2 | - |
| Due from affiliates | 49.1 | 13.8 |
| Current income tax recoverable | 23.9 | 38.6 |
| Property and equipment | 90.8 | 114.7 |
| Other assets | 100.8 | 233.3 |
| Assets held in separate accounts | 41,369.8 | 35,927.7 |
| Total assets | $ 66,968.0 | $ 60,489.9 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# ING Life Insurance and Annuity Company and Subsidiaries

## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Consolidated Balance Sheets

(In millions, except share data)

| | As of December 31, | |
| --- | --- | --- |
| | **2009** | **2008** |
| **Liabilities and Shareholder's Equity** | | |
| Future policy benefits and claims reserves | $ 21,115.0 | $ 20,782.1 |
| Payables for securities purchased | 18.4 | 1.6 |
| Payables under securities loan agreement, including collateral held | 351.0 | 488.3 |
| Notes payable | 4.9 | 17.9 |
| Borrowed money | 0.1 | 615.3 |
| Due to affiliates | 159.9 | 116.7 |
| Deferred income taxes | 351.2 | 101.1 |
| Other liabilities | 693.6 | 874.7 |
| Liabilities related to separate accounts | 41,369.8 | 35,927.7 |
| Total liabilities | 64,063.9 | 58,925.4 |
| | | |
| Shareholder's equity | | |
| Common stock (100,000 shares authorized; 55,000 issued and outstanding; $50 per share value) | 2.8 | 2.8 |
| Additional paid-in capital | 4,528.2 | 4,161.3 |
| Accumulated other comprehensive loss | (15.0) | (482.1) |
| Retained earnings (deficit) | (1,611.9) | (2,117.5) |
| Total shareholder's equity | 2,904.1 | 1,564.5 |
| Total liabilities and shareholder's equity | $ 66,968.0 | $ 60,489.9 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# ING Life Insurance and Annuity Company and Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Consolidated Statements of Changes in Shareholder's Equity

#### (In millions)

| | Common Stock | Additional Paid-In Capital | Accumulated Other Comprehensive Income (Loss) | Retained Earnings (Deficit) | Total Shareholder's Equity |
|---|---|---|---|---|---|
| Balance at January 1, 2007 | $    2.8 | $    4,299.5 | $    (14.0) | $    (1,305.7) | $    2,982.6 |
| Comprehensive income: | | | | | |
| Net income | - | - | - | 218.4 | 218.4 |
| Other comprehensive loss, net of tax: | | | | | |
| Change in net unrealized capital gains (losses) on securities ($(27.7) pretax), including tax valuation allowance of $(6.4) | - | - | (24.4) | - | (24.4) |
| Pension liability ($7.1 pretax) | - | - | 4.6 | - | 4.6 |
| Total comprehensive income | | | | | 198.6 |
| Dividends paid | - | (145.0) | - | - | (145.0) |
| Employee share-based payments | - | 4.8 | - | - | 4.8 |
| Balance at December 31, 2007 | 2.8 | 4,159.3 | (33.8) | (1,087.3) | 3,041.0 |
| Comprehensive loss: | | | | | |
| Net loss | - | - | - | (1,030.2) | (1,030.2) |
| Other comprehensive loss, net of tax: | | | | | |
| Change in net unrealized capital gains (losses) on securities ($(635.4) pretax), including tax valuation allowance of $6.4 | - | - | (435.3) | - | (435.3) |
| Pension liability ($18.7 pretax) | - | - | (13.0) | - | (13.0) |
| Total comprehensive loss | | | | | (1,478.5) |
| Employee share-based payments | - | 2.0 | - | - | 2.0 |
| Balance at December 31, 2008 | 2.8 | 4,161.3 | (482.1) | (2,117.5) | 1,564.5 |
| Cumulative effect of change in accounting principle, net of DAC and tax | - | - | (151.7) | 151.7 | - |
| Comprehensive loss: | | | | | |
| Net income | - | - | - | 353.9 | 353.9 |
| Other comprehensive loss, net of tax: | | | | | |
| Change in net unrealized capital gains (losses) on securities ($879.0 pretax), including change in tax valuation allowance of $(54.1) | - | - | 656.2 | - | 656.2 |
| Portion of other-than-temporary impairment losses recognized in other comprehensive income (loss) ($(47.5) pretax), including increase in tax valuation allowance of $16.1 | - | - | (47.5) | - | (47.5) |
| Change in other-than-temporary impairment losses recognized in other comprehensive income (loss) ($0.8 pretax), including decrease in tax valuation allowance of $(0.3) | - | - | 0.8 | - | 0.8 |
| Pension liability ($14.3 pretax) | - | - | 9.3 | - | 9.3 |
| Total comprehensive loss | | | | | 972.7 |
| Capital contribution | - | 365.0 | - | - | 365.0 |
| Employee share-based payments | - | 1.9 | - | - | 1.9 |
| Balance at December 31, 2009 | $    2.8 | $    4,528.2 | $    (15.0) | $    (1,611.9) | $    2,904.1 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# ING Life Insurance and Annuity Company and Subsidiaries
### (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

## Consolidated Statements of Cash Flows
### (In millions)

| | | Year Ended December 31, | |
| --- | --- | --- | --- |
| | 2009 | 2008 | 2007 |
| **Cash Flows from Operating Activities:** | | | |
| Net income (loss) | $ 353.9 | $ (1,030.2) | $ 218.4 |
| Adjustments to reconcile net income (loss) to | | | |
| net cash provided by operating activities: | | | |
| Capitalization of deferred policy acquisition costs, value | | | |
| of business acquired, and sales inducements | (152.8) | (205.1) | (193.4) |
| Net amortization of deferred policy acquisition costs, | | | |
| value of business acquired, and sales inducements | 83.3 | 128.3 | 133.9 |
| Net accretion/decretion of discount/premium | 45.4 | 87.1 | 72.7 |
| Future policy benefits, claims reserves, and | | | |
| interest credited | 398.2 | 1,296.8 | 579.6 |
| Provision for deferred income taxes | 36.7 | 25.3 | 30.4 |
| Net realized capital gains | 232.1 | 653.1 | 27.6 |
| Depreciation | 10.4 | 56.7 | 18.2 |
| Change in: | | | |
| Accrued investment income | (11.4) | (37.5) | 12.1 |
| Reinsurance recoverable | 79.3 | 88.8 | 121.0 |
| Other receivable and assets accruals | 130.9 | (115.3) | (37.0) |
| Due to/from affiliates | 7.9 | (17.2) | 46.4 |
| Other payables and accruals | 46.0 | (120.3) | 17.8 |
| Other, net | (110.6) | (44.0) | (16.4) |
| Net cash provided by operating activities | 1,149.3 | 766.5 | 1,031.3 |
| **Cash Flows from Investing Activities:** | | | |
| Proceeds from the sale, maturity, or redemption of: | | | |
| Fixed maturities, available-for-sale | 5,864.2 | 9,039.7 | 10,235.6 |
| Equity securities, available-for-sale | 99.4 | 135.0 | 113.8 |
| Mortgage loans on real estate | 308.7 | 146.5 | 205.4 |
| Limited partnerships/corporations | 116.2 | 510.1 | 32.6 |
| Derivatives | 25.3 | 175.0 | 44.4 |
| Acquisition of: | | | |
| Fixed maturities, available-for-sale | (6,215.4) | (11,593.4) | (8,425.5) |
| Equity securities, available-for-sale | (25.2) | (54.8) | (243.9) |
| Mortgage loans on real estate | (87.2) | (168.0) | (415.1) |
| Limited partnerships/corporations | (49.3) | (428.6) | (312.1) |
| Derivatives | (196.1) | (122.4) | (12.2) |
| Policy loans, net | 13.1 | 5.6 | (4.5) |
| Short-term investments, net | (492.7) | 126.7 | (163.3) |
| Loan-Dutch State obligation, net | 124.8 | - | - |
| Sales (purchases) of fixed assets, net | 13.5 | (24.0) | (90.5) |
| Collateral (delivered) held, net | (4.4) | 23.2 | (18.8) |
| Net cash (used in) provided by investing activities | (505.1) | (2,229.4) | 945.9 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# ING Life Insurance and Annuity Company and Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Consolidated Statements of Cash Flows
(In millions)

|  | Year Ended December 31, | | |
|  | 2009 | 2008 | 2007 |
|---|---|---|---|
| **Cash Flows from Financing Activities:** | | | |
| Deposits received for investment contracts | 2,069.6 | 3,836.4 | 1,600.0 |
| Maturities and withdrawals from investment contracts | (2,123.6) | (2,312.2) | (3,451.2) |
| Short-term (repayments) loans to (from) affiliates | (300.2) | 13.0 | 45.0 |
| Short-term repayments of repurchase agreements, net | (615.2) | (123.1) | (94.8) |
| Notes payable | - | - | 9.9 |
| Dividends to Parent | - | - | (145.0) |
| Contribution of capital | 365.0 | - | - |
| Net cash (used in) provided by financing activities | (604.4) | 1,414.1 | (2,036.1) |
| Net increase (decrease) in cash and cash equivalents | 39.8 | (48.8) | (58.9) |
| Cash and cash equivalents, beginning of year | 203.5 | 252.3 | 311.2 |
| Cash and cash equivalents, end of year | $ 243.3 | $ 203.5 | $ 252.3 |
| Supplemental cash flow information: | | | |
| Income taxes paid (received), net | $ 13.7 | $ (44.1) | $ 45.1 |
| Interest paid | $ 4.8 | $ 23.6 | $ 44.6 |
| Non-cash transfer: Loan-Dutch State obligation | $ 798.9 | $ - | $ - |

*The accompanying notes are an integral part of these consolidated financial statements.*

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

1.      **Organization and Significant Accounting Policies**

*Basis of Presentation*

ING Life Insurance and Annuity Company ("ILIAC") is a stock life insurance company domiciled in the state of Connecticut.  ILIAC and its wholly-owned subsidiaries (collectively, the "Company") are providers of financial products and services in the United States.  ILIAC is authorized to conduct its insurance business in all states and the District of Columbia.

The consolidated financial statements include ILIAC and its wholly-owned subsidiaries, ING Financial Advisers, LLC ("IFA") and Directed Services LLC ("DSL").  ILIAC is a direct, wholly-owned subsidiary of Lion Connecticut Holdings Inc. ("Lion" or "Parent"), which is an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING").  ING is a global financial services holding company based in the Netherlands, with American Depository Shares listed on the New York Stock Exchange under the symbol "ING."

On May 11, 2006, ILIAC organized Northfield Windsor LLC ("NWL") as a wholly-owned subsidiary for the purpose of purchasing, constructing, developing, leasing, and managing a new corporate office facility to be located at One Orange Way, Windsor, Connecticut (the "Windsor Property").  Effective October 1, 2007, the principal executive office of ILIAC was changed to One Orange Way, Windsor, Connecticut.  On October 31, 2007, ILIAC's subsidiary, NWL merged with and into ILIAC.  As of the merger date, NWL ceased to exist, and ILIAC became the surviving corporation.  The merger did not have an impact on ILIAC's consolidated results of operations and financial position, as NWL was a wholly-owned subsidiary and already included in the consolidated financial statements for all periods presented since its formation.

As part of a restructuring plan approved by the European Commission ("EC"), ING has agreed to separate its banking and insurance businesses by 2013.  ING intends to achieve this separation over the next four years by divestment of its insurance and investment management operations, including the Company.  ING has announced that it will explore all options for implementing the separation including initial public offerings, sales or a combination thereof.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

### *Description of Business*

The Company offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408, and 457, as well as nonqualified deferred compensation plans and related services. The Company's products are offered primarily to individuals, pension plans, small businesses, and employer-sponsored groups in the health care, government, and education markets (collectively "not-for-profit" organizations) and corporate markets.  The Company's products are generally distributed through pension professionals, independent agents and brokers, third party administrators, banks, dedicated career agents, and financial planners.

Products offered by the Company include deferred and immediate (payout annuities) annuity contracts.  Company products also include programs offered to qualified plans and nonqualified deferred compensation plans that package administrative and record-keeping services along with a variety of investment options, including affiliated and nonaffiliated mutual funds and variable and fixed investment options. In addition, the Company offers wrapper agreements entered into with retirement plans, which contain certain benefit responsive guarantees (i.e., liquidity guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets not invested with the Company. The Company also offers pension and retirement savings plan administrative services.

The Company has one operating segment.

### *Recently Adopted Accounting Standards*

*Measuring the Fair Value of Certain Alternative Investments*

In September 2009, the Financial Accounting Standards Board  ("FASB") issued Accounting Standards Update ("ASU") 2009-12, "Fair Value Measurements and Disclosures (ASC Topic 820): Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)" ("ASU 2009-12"), which allows the use of net asset value to estimate the fair value of certain alternative investments, such as interests in hedge funds, private equity funds, real estate funds, venture capital funds, offshore fund vehicles, and funds of funds.  In addition, ASU 2009-12 requires disclosures about the attributes of such investments.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

The provisions of ASU 2009-12 were adopted by the Company on December 31, 2009. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as its guidance is consistent with that previously applied by the Company under US GAAP. The disclosure provisions required by ASU 2009-12 are presented in the Investments footnote to these consolidated financial statements.

*Measuring Liabilities at Fair Value*

In August 2009, the FASB issued ASU 2009-05, "Fair Value Measurements and Disclosures (ASC Topic 820): Measuring Liabilities at Fair Value" ("ASU 2009-05"), which clarifies that in circumstances where a quoted price in an active market for an identical liability is not available, one of the following techniques should be used to measure a liability's fair value:

- The quoted price of the identical liability when traded as an asset; or
- Quoted prices for similar liabilities or similar liabilities traded as assets; or
- Another valuation technique consistent with the principles of ASC Topic 820, such as the income approach or a market approach.

ASU 2009-05 also clarifies that restrictions preventing the transfer of a liability should not be considered as an adjustment in the measurement of its fair value.

The provisions of ASU 2009-05 were adopted by the Company on December 31, 2009. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as its guidance is consistent with that previously applied by the Company under US GAAP.

*FASB Accounting Standards Codification*

In June 2009, the FASB issued ASU 2009-01, "Topic 105 - Generally Accepted Accounting Principles: amendments based on Statement of Financial Accounting Standards No. 168, "The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles ("ASU 2009-01"), which confirms that as of July 1, 2009, the "FASB Accounting Standards Codification™" ("the Codification" or "ASC") is the single official source of authoritative, nongovernmental US GAAP. All existing accounting standard documents are superseded, and all other accounting literature not included in the Codification is considered nonauthoritative.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

The Company adopted the Codification as of July 1, 2009. There was no effect on the Company's financial condition, results of operations, or cash flows. The Company has revised its disclosures to incorporate references to the Codification topics.

*Subsequent Events*

In May 2009, the FASB issued new guidance on subsequent events, included in ASC Topic 855, "Subsequent Events," which establishes:

- The period after the balance sheet date during which an entity should evaluate events or transactions for potential recognition or disclosure in the financial statements;
- The circumstances under which an entity should recognize such events or transactions in its financial statements; and
- Disclosures regarding such events or transactions and the date through which an entity has evaluated subsequent events.

These provisions, as included in ASC Topic 855, were adopted by the Company on June 30, 2009. In addition, in February 2010, the FASB issued ASU 2010-09, "Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements", which clarifies that an SEC filer should evaluate subsequent events through the date the financial statements are issued and eliminates the requirement for an SEC filer to disclose that date, effective upon issuance. The Company determined that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the guidance is consistent with that previously applied by the Company under U.S. auditing standards. The disclosure provisions included in ASC Topic 855, as amended, are presented in this Organization and Significant Accounting Policies footnote.

*Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly*

In April 2009, the FASB issued new guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly, included in ASC Topic 820, "Fair Value Measurements and Disclosures," which confirms that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. In addition, this guidance, as included in ASC Topic 820:

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

- Clarifies factors for determining whether there has been a significant decrease in market activity for an asset or liability;
- Requires an entity to determine whether a transaction is not orderly based on the weight of the evidence; and
- Requires an entity to disclose in interim and annual periods the input and valuation technique used to measure fair value and any change in valuation technique.

These provisions, as included in ASC Topic 820, were adopted by the Company on April 1, 2009. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as its guidance is consistent with that previously applied by the Company under US GAAP.

*Recognition and Presentation of Other-Than-Temporary Impairments*

In April 2009, the FASB issued new guidance on recognition and presentation of other-than-temporary impairments, included in ASC Topic 320, "Investments-Debt and Equity Securities," which requires:

- Noncredit related impairments to be recognized in other comprehensive income (loss), if management asserts that it does not have the intent to sell the security and that it is more likely than not that the entity will not have to sell the security before recovery of the amortized cost basis;
- Total other-than-temporary impairments ("OTTI") to be presented in the statement of earnings with an offset recognized in other comprehensive income (loss) for the noncredit related impairments;
- A cumulative effect adjustment as of the beginning of the period of adoption to reclassify the noncredit component of a previously recognized other-than-temporary impairment from retained earnings to accumulated other comprehensive income (loss); and
- Additional interim disclosures for debt and equity securities regarding types of securities held, unrealized losses, and other-than-temporary impairments.

These provisions, as included in ASC Topic 320, were adopted by the Company on April 1, 2009. As a result of implementation, the Company recognized a cumulative effect of change in accounting principle of $151.7 after considering the effects of deferred policy acquisition costs ("DAC") and income taxes of $(134.0) and $46.9, respectively, as an increase to April 1, 2009 Retained earnings (deficit) with a corresponding decrease to Accumulated other comprehensive income (loss).

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

In addition, the Company recognized an increase in amortized cost for previously impaired securities due to the recognition of the cumulative effect of change in accounting principle as of April 1, 2009, as follows:

|  | Change in Amortized Cost |
|---|---|
| Fixed maturities: | |
| U.S. corporate, state and municipalities | $ 47.0 |
| Foreign | 45.0 |
| Residential mortgage-backed | 14.3 |
| Commercial mortgage-backed | 88.5 |
| Other asset-backed | 44.0 |
| Total investments, available-for-sale | $ 238.8 |

The disclosure provisions, as included in ASC Topic 320, are presented in the Investments footnote to these consolidated financial statements.

*Interim Disclosures about Fair Value of Financial Instruments*

In April 2009, the FASB issued new guidance on interim disclosures about fair value of financial instruments, included in ASC Topic 825, "Financial Instruments," which requires that the fair value of financial instruments be disclosed in an entity's interim financial statements, as well as in annual financial statements. The provisions included in ASC Topic 825 also require that fair value information be presented with the related carrying value and that the method and significant assumptions used to estimate fair value, as well as changes in method and significant assumptions, be disclosed.

These provisions, as included in ASC Topic 825, were adopted by the Company on April 1, 2009 and are presented in the Financial Instruments footnote to these consolidated financial statements. As the pronouncement only pertains to additional disclosure, the adoption had no effect on the Company's financial condition, results of operations, or cash flows.

*Disclosures about Derivative Instruments and Hedging Activities*

In March 2008, the FASB issued new guidance on disclosures about derivative instruments and hedging activities, included in ASC Topic 815, "Derivatives and Hedging," which requires enhanced disclosures about objectives and strategies for using derivatives, fair value amounts of and gains and losses on derivative instruments, and credit-risk-related contingent features in derivative agreements, including:

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

- How and why derivative instruments are used;
- How derivative instruments and related hedged items are accounted for under US GAAP for derivative and hedging activities; and
- How derivative instruments and related hedged items affect an entity's financial statements.

These provisions, as included in ASC Topic 815, were adopted by the Company on January 1, 2009 and are included in the Financial Instruments footnote to these consolidated financial statements. As the pronouncement only pertains to additional disclosure, the adoption had no effect on the Company's financial condition, results of operations, or cash flows. In addition, the Company's derivatives are generally not accounted for using hedge accounting treatment under ASC Topic 815, as the Company has not historically sought hedge accounting treatment.

*Business Combinations*

In December 2007, the FASB issued new guidance on business combinations, included in ASC Topic 805, "Business Combinations." ASC Topic 805 requires most identifiable assets, liabilities, noncontrolling interest, and goodwill, acquired in a business combination to be recorded at full fair value as of the acquisition date, even for acquisitions achieved in stages. In addition, the guidance requires:

- Acquisition-related costs to be recognized separately and generally expensed;
- Non-obligatory restructuring costs to be recognized separately when the liability is incurred;
- Contractual contingencies acquired to be recorded at acquisition-date fair values;
- A bargain purchase, which occurs when the fair value of net assets acquired exceeds the consideration transferred plus any non-controlling interest in the acquiree, to be recognized as a gain; and
- The nature and financial effects of the business combination to be disclosed.

These provisions, as included in ASC Topic 805, also amend or eliminate various other authoritative literature.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

In addition, in April 2009, the FASB issued new guidance on accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies, which rescinds requirements to recognize contingent assets and liabilities acquired in a business combination at fair value on the acquisition date, and reinstates certain previous guidance to value many of those contingencies under ASC Topic 450, "Contingencies."

These provisions, as included in ASC Topic 805, were adopted by the Company on January 1, 2009. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows as of December 31, 2009, as there have been no acquisitions for the year ended December 31, 2009.

*Equity Method Investment Accounting*

In November 2008, a consensus was reached on new guidance on equity method investment accounting considerations, included in ASC Topic 323, "Investments-Equity Method and Joint Ventures," which requires, among other provisions, that:

- Equity method investments be initially measured at cost;
- Contingent consideration only be included in the initial measurement;
- An investor recognize its share of any impairment charge recorded by the equity investee; and
- An investor account for a share issuance by an equity investee as if the investor had sold a proportionate share of its investment.

These provisions, as included in ASC Topic 323, were adopted by the Company on January 1, 2009. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows as of December 31, 2009, as there have been no acquisitions or changes in ownership for the year ended December 31, 2009.

**New Accounting Pronouncements**

*Improving Disclosures about Fair Value Measurements*

In January 2010, the FASB issued ASU 2010-06, "Fair Value Measurements and Disclosure (ASC Topic 820): Improving Disclosures about Fair Value Measurements," ("ASU 2010-06"), which requires several new disclosures, as well as clarification to existing disclosures, as follows:

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

- Significant transfers in and out of Level 1 and Level 2 fair value measurements and the reason for the transfers;
- Purchases, sales, issuances, and settlement, in the Level 3 fair value measurements reconciliation on a gross basis;
- Fair value measurement disclosures for each class of assets and liabilities (i.e., disaggregated); and
- Valuation techniques and inputs for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3 fair value measurements.

The provisions of ASU 2010-06 are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures related to the Level 3 reconciliation, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2010-06.

*Accounting and Reporting Decreases in Ownership of a Subsidiary*

In January 2010, the FASB issued ASU 2010-02 "Consolidations (ASC Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification," ("ASU 2010-02"), which clarifies that the scope of the decrease in ownership provisions applies to the following:

- A subsidiary or group of assets that is a business or nonprofit activity;
- A subsidiary that is a business or nonprofit activity that is transferred to an equity method investee or joint venture; and
- An exchange of a group of assets that constitutes a business or nonprofit activity for a noncontrolling interest in an entity (including an equity method investee or joint venture).

ASU 2010-02 also notes that the decrease in ownership guidance does not apply to sales of in substance real estate and expands disclosure requirements.

The provisions of ASU 2010-02 are effective as of the beginning of the first interim or annual reporting period after December 15, 2009, and are required to be applied retrospectively to January 1, 2009. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2010-02.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

*Improvements to Financial Reporting by Enterprises Involved in Variable Interest Entities*

In December 2009, the FASB issued ASU 2009-17, "Consolidations (ASC Topic 810): Improvements to Financial Reporting by Enterprises Involved in Variable Interest Entities," ("ASU 2009-17"), which eliminates the exemption for qualifying special-purpose entities ("QSPEs"), as well as amends the consolidation guidance for variable interest entities ("VIEs"), as follows:

- Removes the quantitative-based assessment for consolidation of VIEs and, instead, requires a qualitative assessment of whether an entity has the power to direct the VIE's activities, and whether the entity has the obligation to absorb losses or the right to reserve benefits that could be significant to the VIE; and
- Requires an ongoing reassessment of whether an entity is the primary beneficiary of a VIE.

In addition, in February 2010, the FASB issued ASU 2010-10, "Consolidation (ASC Topic 810): Amendments for Certain Investment Funds" (ASU 2010-10), which primarily defers ASU 2009-17 for an investment in an entity that is accounted for as an investment company.

The provisions of ASU 2009-17 and ASU 2010-10 are effective as of the beginning of the first fiscal year that begins after November 15, 2009, and for subsequent interim and annual reporting periods. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2009-17 and ASU 2010-10.

*Accounting for Transfers of Financial Assets*

In December 2009, the FASB issued ASU 2009-16 "Transfers & Servicing (ASC Topic 860): Accounting for Transfers of Financial Assets" ("ASU 2009-16"), which eliminates the QSPE concept and requires a transferor of financial assets to:

- Consider the transferor's continuing involvement in assets, limiting the circumstances in which a financial asset should be derecognized when the transferor has not transferred the entire asset to an entity that is not consolidated;
- Account for the transfer as a sale only if an entity transfers an entire financial asset and surrenders controls, unless the transfer meets the conditions for a participating interest; and

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

- Recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of a transfer of financial assets accounted for as a sale.

The provisions of ASU 2009-16 are effective as of the beginning of the first fiscal year that begins after November 15, 2009, and for subsequent interim and annual reporting periods. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2009-16.

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

*Reclassifications*

Certain reclassifications have been made to prior year financial information to conform to the current year classifications.

*Cash and Cash Equivalents*

Cash and cash equivalents include cash on hand, certain money market instruments, and other debt issues with a maturity of 90 days or less when purchased.

*Subsequent Events*

The Company has evaluated subsequent events for recognition and disclosure through the date the consolidated financial statements, as of December 31, 2009 and for the three years ended December 31, 2009, 2008, and 2007, were issued.

*Investments*

All of the Company's fixed maturities and equity securities are currently designated as available-for-sale. Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Shareholder's equity, after adjustment, if any, for related changes in experience-rated contract allocations, DAC, value of business acquired ("VOBA"), and deferred income taxes.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

*Other-Than-Temporary Impairments*

The Company analyzes its general account investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes, and changes in ratings of the security.

When assessing the Company's intent to sell a security or if it is more likely than not it will be required to sell a security before recovery of its cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow needs.

When the Company has determined it has the intent to sell or if it is more likely than not that it will be required to sell a security before recovery of its amortized cost basis and the fair value has declined below amortized cost ("intent impairment") the individual security is written down from amortized cost to fair value and a corresponding charge is recorded in Net realized capital gains (losses) on the Consolidated Statements of Operations as an other-than-temporary impairment ("OTTI"). If the Company does not intend to sell the security nor is it more likely than not it will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) on the Consolidated Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss) on the Consolidated Balance Sheets in accordance with the requirements of ASC Topic 320.

In order to determine the amount of the OTTI that is considered a credit impairment, the Company estimates the recovery value by performing a discounted cash flow analysis based upon the best estimate of expected future cash flows, discounted at the effective interest rate implicit in the underlying debt security. The effective interest rate is the original yield for a fixed rate security or current coupon yield for a floating rate security.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

*Experience-Rated Products*

Included in available-for-sale securities are investments that support experience-rated products. Experience-rated products are products where the customer, not the Company, assumes investment (including realized capital gains and losses) and other risks, subject to, among other things, minimum principal and interest guarantees. Unamortized realized capital gains (losses) on the sale of and unrealized capital gains (losses) on investments supporting these products are included in Future policy benefits and claims reserves on the Consolidated Balance Sheets. Net realized capital gains (losses) on all other investments are reflected in the Consolidated Statements of Operations. Unrealized capital gains (losses) on all other investments are reflected in Accumulated other comprehensive income (loss) in Shareholder's equity, net of DAC and VOBA adjustments, and related income taxes. During 2008 and 2009, due to the economic environment, which resulted in significant realized and unrealized losses associated with assets supporting experience-rated contracts, the Company accelerated the amortization of realized losses and recorded such amounts in Interest credited and other benefits to contractowners in the Consolidated Statements of Operations and recorded unrealized losses in Accumulated other comprehensive income (loss) in Shareholder's equity rather than Future policy benefits and claims reserves.

*Purchases and Sales*

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date.

*Valuation of Investments and Derivatives*

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of "exit price" and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third party commercial pricing services, brokers, and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from brokers and third-party commercial pricing services are non-binding. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.

All valuation methods and assumptions are validated at least quarterly to ensure the accuracy and relevance of the fair values. There were no material changes to the valuation methods or assumptions used to determine fair values during 2009.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

The following valuation methods and assumptions were used by the Company in estimating reported values for the investments and derivatives described below:

*Fixed maturities, available-for-sale*: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. The fair values for marketable bonds without an active market, excluding subprime residential mortgage-backed securities, are obtained through several commercial pricing services, which provide the estimated fair values and are classified as Level 2 assets. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data.

Fair values of privately placed bonds are determined using a matrix-based pricing model and are classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

The fair values for certain collateralized mortgage obligations ("CMO-Bs") are determined by taking the average of broker quotes when more than one broker quote is provided. Approximately three broker quotes are currently being provided for these securities. A few of the CMO-Bs are priced by the originating broker due to the complexity and unique characteristics of the assets. CMO-Bs are classified as Level 3 assets due to the lack of corroborating evidence to support a higher level and the inactivity of the market for these bonds.

Trading activity for the Company's Residential Mortgage-backed Securities ("RMBS"), particularly subprime and Alt-A RMBS, declined during 2008 as a result of the dislocation of the credit markets. During 2008 and 2009, the Company continued to obtain pricing information from commercial pricing services and brokers. However, the pricing for subprime and Alt-A RMBS did not represent regularly occurring market transactions since the trading activity declined significantly in the second half of 2008. As a result, the Company concluded in the second half of 2008 that the market for subprime and Alt-A RMBS was inactive and classified these securities as Level 3 assets. The Company did not change its valuation procedures, which are consistent with those used for Level 2 marketable bonds without an active market, as a result of

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

determining that the market was inactive. While the market for subprime and Alt-A RMBS remained largely inactive in the first half of 2009 compared to prior years, the Company noted an increase in trade activity of Alt-A RMBS during the second half of 2009. Therefore, the Company determined that the Alt-A RMBS should be transferred to Level 2 of the valuation hierarchy as its overall assessment of the market is that it is now active. The market for subprime RMBS remains largely inactive, and as such these securities will remain in Level 3 of the valuation hierarchy. The Company will continue to monitor market activity for RMBS to determine proper classification in the valuation hierarchy.

Broker quotes and prices obtained from pricing services are reviewed and validated monthly through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes. At December 31, 2009, $93.4 and $11.2 billion of a total of $15.7 billion in fixed maturities were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing model and CMO-Bs valued using average broker quotes.

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor, and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, broker quotes are solicited. All prices and broker quotes obtained, with the exception of CMO-B securities, go through the review process described above, including valuations for which only one broker quote is obtained. After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation. If it is determined that the price is questionable, another price may be requested from a different vendor. The internal valuation committee then reviews all prices for the instrument again, along with information from the review, to determine which price best represents "exit price" for the instrument.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

*Equity securities, available-for-sale*: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 3 assets.

*Short-term investments*: The fair values for certain short-term investments are determined based on quoted market prices. These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

*Derivatives*: The carrying amounts for these financial instruments, which can be assets or liabilities, reflect the fair value of the assets and liabilities. Derivatives are carried at fair value (on the Consolidated Balance Sheets), which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, Standard & Poor's ("S&P") 500 Index prices, and London Inter Bank Offered Rates ("LIBOR"), or through values established by third party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. Valuations for the Company's futures contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. However, all other derivative instruments are valued based on market observable inputs and are classified as Level 2. However, all other derivative instruments are valued based on market observable inputs and are classified as Level 2.

*Product guarantees*: The Company records reserves for product guarantees, which can be either assets or liabilities, for annuity contracts containing guaranteed credited rates in accordance with ASC 815, "Derivatives and Hedging". The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The fair value of the obligation is calculated based on the income approach as described in ASC 820. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other best estimate assumptions. These derivatives are classified as Level 3 assets. Explicit risk margins in the

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

actuarial assumptions underlying valuations are included, as well as an explicit recognition of all nonperformance risks as required by US GAAP. Nonperformance risk for product guarantees contains adjustments to the fair values of these contract liabilities related to the current credit standing of ING and the Company based on credit default swaps with similar term to maturity and priority of payment. The ING credit default spread is applied to the discount factors for product guarantees in the Company's valuation model in order to incorporate credit risk into the fair values of these product guarantees. As of December 31, 2009, the credit spread of ING and the Company changed in relation to prior periods, which resulted in an increase in the value of the derivatives for product guarantees.

The following investments are reported at values other than fair value on the Consolidated Balance Sheets, and are therefore not categorized in the fair value hierarchy:

*Mortgage loans on real estate*: Mortgage loans on real estate are reported at amortized cost, less impairment write-downs and allowance for losses. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to either the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Net realized capital gains (losses).

*Policy loans*: The reported value of policy loans is equal to the carrying, or cash surrender, value of the loans. Policy loans are fully collateralized by the account value of the associated insurance contracts.

*Loan - Dutch State obligation*: The reported value of the State of the Netherlands (the "Dutch State") loan obligation is based on the outstanding loan balance plus any unamortized premium.

*Limited partnerships/corporations*: The carrying value for these investments, primarily private equities and hedge funds, is determined based on the Company's degree of influence over the investee's operating and financial policies along with the percent of the investee that the Company owns. Those investments where the Company has determined it has significant influence are accounted for under the equity method, with the remainder accounted for under the cost method.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments.

*Repurchase Agreements*

The Company engages in dollar repurchase agreements with mortgage-backed securities ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements typically meet the requirements to be accounted for as financing arrangements. The Company enters into dollar roll transactions by selling existing mortgage-backed securities and concurrently entering into an agreement to repurchase similar securities within a short time frame in the future at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company and the Company, in turn, repays the loan amount along with the additional agreed upon interest. Company policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets (the "Required Collateral Value Amount"). Cash collateral received is invested in short term investments, with the offsetting collateral liability included in Borrowed money on the Consolidated Balance Sheets. As of December 31, 2009, there are no securities pledged in dollar rolls and repurchase agreement transactions. At December 31, 2008, the carrying value of the securities pledged in dollar rolls and repurchase agreement transactions was $657.2 and is included in Securities pledged on the Consolidated Balance Sheets. The repurchase obligation related to dollar rolls and repurchase agreements, including accrued interest, totaled $0.1 and $615.3, respectively at December 31, 2009 and 2008, and is included in Borrowed money on the Consolidated Balance Sheets.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

The Company also enters into reverse repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased. Company policy requires that, at all times during the term of the reverse repurchase agreements, cash or other collateral types provided is sufficient to allow the counterparty to fund substantially all of the cost of purchasing replacement assets. At December 31, 2009 and 2008, the Company did not have any securities pledged under reverse repurchase agreements.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, an amount that was immaterial at December 31, 2009. The Company believes the counterparties to the dollar rolls, repurchase, and reverse repurchase agreements are financially responsible and that the counterparty risk is minimal, based on counterparty ongoing monitoring processes.

*Securities Lending*

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company's guidelines to generate additional income. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. At December 31, 2009 and 2008, the fair value of loaned securities was $339.5 and $474.8, respectively, and is included in Securities pledged on the Consolidated Balance Sheets.

*Derivatives*

The Company's use of derivatives is limited mainly to hedging purposes to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, and market risk. Generally, derivatives are not accounted for using hedge accounting treatment under US GAAP, as the Company has not historically sought hedge accounting treatment.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

The Company enters into interest rate, equity market, credit default, and currency contracts, including swaps, caps, floors, and options, to reduce and manage risks associated with changes in value, yield, price, cash flow, or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index, or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Open derivative contracts are reported as either Other investments or Other liabilities, as appropriate, on the Consolidated Balance Sheets. Changes in the fair value of such derivatives are recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations.

If the Company's current debt and claims paying ratings were downgraded in the future, the terms in the Company's derivative agreements may be triggered, which could negatively impact overall liquidity. For the majority of the Company's counterparties, there is a termination event should the Company's long term debt ratings drop below BBB+/Baa1.

The Company also has investments in certain fixed maturity instruments, and has issued certain products with guarantees, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets, or credit ratings/spreads.

Embedded derivatives within fixed maturity instruments are included in Fixed maturities, available-for-sale, on the Consolidated Balance Sheets, and changes in fair value are recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations.

Embedded derivatives within retail annuity products are included in Future policy benefits and claims reserves on the Consolidated Balance Sheets, and changes in the fair value are recorded in Interest credited and benefits to contractowners in the Consolidated Statements of Operations.

### *Deferred Policy Acquisition Costs and Value of Business Acquired*

General

DAC represents policy acquisition costs that have been capitalized and are subject to amortization. Such costs consist principally of certain commissions, underwriting, contract issuance, and certain agency expenses, related to the production of new and renewal business.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

VOBA represents the outstanding value of in force business capitalized in purchase accounting when the Company was acquired and is subject to amortization. The value is based on the present value of estimated profits embedded in the Company's contracts.

Current US GAAP guidance for universal life and investment-type products, such as fixed and variable deferred annuities, indicates DAC and VOBA are amortized, with interest, over the life of the related contracts in relation to the present value of estimated future gross profits from investment, mortality, and expense margins, plus surrender charges.

Internal Replacements

Contractowners may periodically exchange one contract for another, or make modifications to an existing contract. Beginning January 1, 2007, these transactions are identified as internal replacements and are accounted for in accordance with current US GAAP guidance for DAC related to modification or exchange of insurance contracts.

Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts, as follows:

- For deferred annuities, the estimated future gross profits of the new contracts are treated as revisions to the estimated future gross profits of the replaced contracts in the determination of amortization.
- As of January 1, 2007, internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts, and any unamortized DAC and VOBA related to the replaced contracts are written off to Net amortization of deferred policy acquisition costs and value of business acquired in the Consolidated Statements of Operations.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Unlocking

Changes in assumptions can have a significant impact on DAC and VOBA balances and amortization rates. Several assumptions are considered significant in the estimation of future gross profits associated with variable deferred annuity products. One of the most significant assumptions involved in the estimation of future gross profits is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. Other significant assumptions include surrender and lapse rates, estimated interest spread, and estimated mortality.

Due to the relative size and sensitivity to minor changes in underlying assumptions of DAC and VOBA balances, the Company performs quarterly and annual analyses of DAC and VOBA. The DAC and VOBA balances are evaluated for recoverability.

At each evaluation date, actual historical gross profits are reflected, and estimated future gross profits and related assumptions are evaluated for continued reasonableness. Any adjustment in estimated future gross profits requires that the amortization rate be revised ("unlocking"), retroactively to the date of the policy or contract issuance. The cumulative unlocking adjustment is recognized as a component of current period amortization. In general, sustained increases in investment, mortality, and expense margins, and thus estimated future gross profits, lower the rate of amortization. Sustained decreases in investment, mortality, and expense margins, and thus estimated future gross profits, however, increase the rate of amortization.

*Property and Equipment*

Property and equipment are carried at cost, less accumulated depreciation. Expenditures for replacements and major improvements are capitalized; maintenance and repair expenditures are expensed as incurred.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

At December 31, 2009 and 2008, total accumulated depreciation and amortization was $92.0 and $103.0, respectively. Depreciation on property and equipment is provided on a straight-line basis over the estimated useful lives of the assets with the exception of land and artwork, which are not depreciated or amortized. The Company's property and equipment are depreciated using the following estimated useful lives.

|  | Estimated Useful Lives |
| --- | --- |
| Buildings | 40 years |
| Furniture and fixtures | 5 years |
| Leasehold improvements | 10 years, or the life of the lease, whichever is shorter |
| Equipment | 3 years |
| Software | 3 years |

*Reserves*

The Company records as liabilities reserves to meet the Company's future obligations under its variable annuity and fixed annuity products.

Future policy benefits and claims reserves include reserves for deferred annuities and immediate annuities with and without life contingent payouts.

Reserves for individual and group deferred annuity investment contracts and individual immediate annuities without life contingent payouts are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon, net of adjustments for investment experience that the Company is entitled to reflect in future credited interest. Credited interest rates vary by product and range from 0.0% to 7.8% for the years 2009, 2008, and 2007. Certain reserves also may include net unrealized gains and losses related to investments and unamortized net realized gains and losses on investments for experience-rated contracts. Reserves on experience-rated contracts reflect the rights of contractowners, plan participants, and the Company. During 2009 and 2008, given the economic environment, which resulted in significant net realized and unrealized losses, the Company did not include the net unrealized and unamortized realized losses associated with experienced-rated contracts in Future policy benefits and claims reserves. The net unrealized losses on investments supporting experience-rated contracts are reflected in Accumulated other comprehensive (loss) income, and the amortization of realized losses has been recorded in Interest credited and other benefits to contractowners. Reserves for group immediate annuities without life contingent payouts are equal to the discounted value of the payment at the implied break-even rate.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Reserves for individual immediate annuities with life contingent payout benefits are computed on the basis of assumed interest discount rates, mortality, and expenses, including a margin for adverse deviations. Such assumptions generally vary by annuity type plan, year of issue, and policy duration. For the years 2009, 2008, and 2007, reserve interest rates ranged from 5.3% to 6.0%.

The Company records reserves for product guarantees, which can be either assets or liabilities, for annuity contracts containing guaranteed credited rates. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is reported at fair value in accordance with the requirements of US GAAP guidance for insurance companies, derivatives, and fair value measurements. The fair value of the obligation is calculated based on the income approach. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other best estimate assumptions. Explicit risk margins in the actuarial assumptions underlying valuations are included, as well as an explicit recognition of all nonperformance risks beginning January 1, 2008 with the adoption of new US GAAP guidance on fair value measurements. Nonperformance risk for product guarantees contain adjustment to the fair value of these contract liabilities related to the current credit standing of ING and the Company based on credit default swaps with similar term to maturity and priority of payment. The ING credit default spread is applied to the discount factors for product guarantees in the Company's valuation model in order to incorporate credit risk into the fair value of these product guarantees.

Unpaid claims and claim expenses for all lines of insurance include benefits for reported losses and estimates of benefits for losses incurred but not reported.

Certain variable annuities offer guaranteed minimum death benefits ("GMDB"). The GMDB is accrued in the event the contractowner account value at death is below the guaranteed value and is included in reserves.

The Company's domestic individual life insurance business was disposed of on October 1, 1998 via an indemnity reinsurance agreement. The Company includes an amount in Reinsurance recoverable on the Consolidated Balance Sheets, which equals the Company's total individual life reserves. Individual life reserves are included in Future policy benefits and claims reserves on the Consolidated Balance Sheets.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

### *Revenue Recognition*

For most annuity contracts, charges assessed against contractowner funds for the cost of insurance, surrenders, expenses, and other fees are recorded as revenue as charges are assessed. Other amounts received for these contracts are reflected as deposits and are not recorded as premiums or revenue. When annuity payments with life contingencies begin under contracts that were initially investment contracts, the accumulated balance in the account is treated as a single premium for the purchase of an annuity and reflected in both Premiums and Interest credited and other benefits to contractowners in the Consolidated Statements of Operations.

Premiums on the Consolidated Statements of Operations primarily represent amounts received for immediate annuities with life contingent payouts.

### *Separate Accounts*

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contractowners who bear the investment risk, subject, in limited cases, to certain minimum guarantees. Investment income and investment gains and losses generally accrue directly to such contractowners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contractowner or participant (who bears the investment risk subject, in limited cases, to minimum guaranteed rates) under a contract, in shares of mutual funds that are managed by the Company or its affiliates, or in other selected mutual funds not managed by the Company or its affiliates.

The Company reports separately, as assets and liabilities, investments held in the separate accounts and liabilities of separate accounts if:

- such separate accounts are legally recognized;
- assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
- investments are directed by the contractholder;
- and, all investment performance, net of contract fees and assessments, is passed through to the contractholder.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

The Company reports separate account assets and liabilities that meet the above criteria at fair value based on the fair value of the underlying investments. Investment income and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Consolidated Statements of Operations. The Consolidated Statements of Cash Flows do not reflect investment activity of the separate accounts.

Assets and liabilities of separate account arrangements that do not meet the above criteria for separate presentation in the Consolidated Balance Sheets (primarily the guaranteed interest option), and revenue and expenses related to such arrangements, are consolidated in the financial statements with the general account. At December 31, 2009 and 2008, unrealized capital losses of $8.8 and $53.2, respectively, after taxes, on assets supporting a guaranteed interest option are reflected in Shareholder's equity.

*Reinsurance*

The Company utilizes indemnity reinsurance agreements to reduce its exposure to losses from GMDBs in its annuity insurance business. Reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the Company's primary liability as the direct insurer of the risks. The Company evaluates the financial strength of potential reinsurers and continually monitors the financial strength and credit ratings of its reinsurers. Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Company's Consolidated Balance Sheets.

The Company has a significant concentration of reinsurance arising from the disposition of its individual life insurance business. In 1998, the Company entered into an indemnity reinsurance agreement with a subsidiary of Lincoln National Corporation ("Lincoln"). The Lincoln subsidiary established a trust to secure it obligations to the Company under the reinsurance transaction. Of the Reinsurance recoverable on the Consolidated Balance Sheets, $2.4 billion and $2.5 billion at December 31, 2009 and 2008, respectively, is related to the reinsurance recoverable from a subsidiary of Lincoln under this reinsurance agreement.

*Income Taxes*

The Company is taxed at regular corporate rates after adjusting income reported for financial statement purposes for certain items. Deferred income tax expenses/benefits result from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities.

# ING Life Insurance and Annuity Company and Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
## Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

## 2. Investments

### *Fixed Maturities and Equity Securities*

Fixed maturities and equity securities, available-for-sale, were as follows as of December 31, 2009.

| | Amortized Cost | Gross Unrealized Capital Gains | Gross Unrealized Capital Losses | OTTI[2] | Fair Value |
|---|---|---|---|---|---|
| Fixed maturities: | | | | | |
| U.S. Treasuries | $ 1,897.2 | $ 3.0 | $ 38.3 | $ - | $ 1,861.9 |
| U.S. government agencies and authorities | 632.5 | 41.1 | - | - | 673.6 |
| State, municipalities, and political subdivisions | 112.5 | 2.5 | 7.8 | - | 107.2 |
| | | | | | |
| U.S. corporate securities: | | | | | |
| Public utilities | 1,138.7 | 40.8 | 14.3 | - | 1,165.2 |
| Other corporate securities | 4,366.5 | 267.4 | 63.2 | 0.6 | 4,570.1 |
| Total U.S. corporate securities | 5,505.2 | 308.2 | 77.5 | 0.6 | 5,735.3 |
| | | | | | |
| Foreign securities[1]: | | | | | |
| Government | 343.0 | 29.2 | 8.7 | - | 363.5 |
| Other | 2,922.5 | 129.0 | 56.6 | 0.1 | 2,994.8 |
| Total foreign securities | 3,265.5 | 158.2 | 65.3 | 0.1 | 3,358.3 |
| | | | | | |
| Residential mortgage-backed securities | 1,916.6 | 268.3 | 111.9 | 16.8 | 2,056.2 |
| Commercial mortgage-backed securities | 1,535.0 | 10.4 | 214.3 | - | 1,331.1 |
| Other asset-backed securities | 657.4 | 9.8 | 106.3 | 29.2 | 531.7 |
| | | | | | |
| Total fixed maturities, including securities pledged | 15,521.9 | 801.5 | 621.4 | 46.7 | 15,655.3 |
| Less: securities pledged | 483.7 | 4.3 | 18.2 | - | 469.8 |
| Total fixed maturities | 15,038.2 | 797.2 | 603.2 | 46.7 | 15,185.5 |
| Equity securities | 175.1 | 13.4 | 0.6 | - | 187.9 |
| Total investments, available-for-sale | $ 15,213.3 | $ 810.6 | $ 603.8 | $ 46.7 | $ 15,373.4 |

[1] Primarily U.S. dollar denominated.

[2] Represents other-than-temporary impairments reported as a component of Other comprehensive income ("noncredit impairments").

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Fixed maturities and equity securities, available-for-sale, were as follows as of December 31, 2008.

| | Amortized Cost | Gross Unrealized Capital Gains | Gross Unrealized Capital Losses | Fair Value |
|---|---|---|---|---|
| Fixed maturities: | | | | |
| U.S. Treasuries | $ 1,391.4 | $ 84.5 | $ 0.9 | $ 1,475.0 |
| U.S. government agencies and authorities | 783.2 | 77.2 | - | 860.4 |
| State, municipalities, and political subdivisions | 72.9 | 0.3 | 17.7 | 55.5 |
| | | | | |
| U.S. corporate securities: | | | | |
| Public utilities | 926.8 | 4.3 | 101.2 | 829.9 |
| Other corporate securities | 3,925.4 | 85.7 | 408.8 | 3,602.3 |
| Total U.S. corporate securities | 4,852.2 | 90.0 | 510.0 | 4,432.2 |
| | | | | |
| Foreign securities[1]: | | | | |
| Government | 409.8 | 4.3 | 63.3 | 350.8 |
| Other | 2,455.4 | 35.0 | 317.8 | 2,172.6 |
| Total foreign securities | 2,865.2 | 39.3 | 381.1 | 2,523.4 |
| | | | | |
| Residential mortgage-backed securities | 3,412.6 | 153.6 | 266.7 | 3,299.5 |
| Commercial mortgage-backed securities | 1,601.0 | 0.1 | 370.2 | 1,230.9 |
| Other asset-backed securities | 814.6 | 1.0 | 214.9 | 600.7 |
| | | | | |
| Total fixed maturities, including | | | | |
| fixed maturities pledged | 15,793.1 | 446.0 | 1,761.5 | 14,477.6 |
| Less: fixed maturities pledged | 1,248.8 | 78.9 | 7.8 | 1,319.9 |
| Total fixed maturities | 14,544.3 | 367.1 | 1,753.7 | 13,157.7 |
| Equity securities | 247.7 | 1.0 | 8.4 | 240.3 |
| Total investments available-for-sale | $ 14,792.0 | $ 368.1 | $ 1,762.1 | $ 13,398.0 |

[1] Primarily U.S. dollar denominated.

At December 31, 2009, net unrealized gains were $146.2 and at December 31, 2008, net unrealized losses were $1,322.9 on total fixed maturities, including securities pledged to creditors, and equity securities. During 2009 and 2008, as a result of the economic environment, which resulted in significant losses on investments supporting experience-rated contracts, the Company reflected all unrealized losses in Shareholder's equity rather than Future policy benefits and claims reserves and no net unrealized losses were allocated to experience-rated contracts.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

The amortized cost and fair value of total fixed maturities, excluding securities pledged, as of December 31, 2009, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called, or prepaid.

|  | Amortized Cost | Fair Value |
|---|---|---|
| Due to mature: |  |  |
| One year or less | $ 250.5 | $ 253.1 |
| After one year through five years | 3,942.6 | 4,134.7 |
| After five years through ten years | 4,025.5 | 4,173.0 |
| After ten years | 3,194.3 | 3,175.5 |
| Mortgage-backed securities | 3,451.6 | 3,387.3 |
| Other asset-backed securities | 657.4 | 531.7 |
| Less: securities pledged | 483.7 | 469.8 |
| Fixed maturities, excluding securities pledged | $ 15,038.2 | $ 15,185.5 |

The Company did not have any investments in a single issuer, other than obligations of the U.S. government and government agencies and the Dutch State loan obligation, with a carrying value in excess of 10.0% of the Company's Shareholder's equity at December 31, 2009 or 2008.

At December 31, 2009 and 2008, fixed maturities with fair values of $12.9 and $14.2, respectively, were on deposit as required by regulatory authorities.

The Company invests in various categories of collateralized mortgage obligations ("CMOs"), including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to dramatic decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. At December 31, 2009 and 2008, approximately 29.4% and 15.7%, respectively, of the Company's CMO holdings were invested in those types of CMOs which are subject to more prepayment and extension risk than traditional CMOs, such as interest-only or principal-only strips.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Certain CMOs, primarily interest-only and principal-only strips are accounted for as hybrid instruments and valued at fair value as allowed under a provision of current US GAAP. The fair value of these instruments at December 31, 2009 and 2008 was $233.5 and $134.0, respectively, and is included in Fixed maturities, available for sale, on the Consolidated Balance Sheets. The impact to Other net realized capital gains (losses) on the Consolidated Statements of Operations related to these hybrid instruments was $57.0 and $6.0 for the years ended December 31, 2009 and 2008, respectively.

*Transfer of Alt-A RMBS Participation Interest*

On January 26, 2009, ING announced it reached an agreement, for itself and on behalf of certain ING affiliates including the Company, with the Dutch State on an Illiquid Assets Back-Up Facility (the "Back-Up Facility") covering 80% of ING's Alt-A RMBS. Under the terms of the Back-Up Facility, a full credit risk transfer to the Dutch State was realized on 80% of ING's Alt-A RMBS owned by ING Bank, FSB and ING affiliates within ING Insurance Americas with a book value of $36.0 billion, including book value of $802.5 of the Alt-A RMBS portfolio owned by the Company (with respect to the Company's portfolio, the "Designated Securities Portfolio") (the "ING-Dutch State Transaction"). As a result of the risk transfer, the Dutch State will participate in 80% of any results of the ING Alt-A RMBS portfolio. The risk transfer to the Dutch State took place at a discount of approximately 10% of par value. In addition, under the Back-Up Facility, other fees were paid both by the Company and the Dutch State. Each ING company participating in the ING-Dutch State Transaction, including the Company remains the legal owner of 100% of its Alt-A RMBS portfolio and will remain exposed to 20% of any results on the portfolio. The ING-Dutch State Transaction closed March 31, 2009, with the affiliate participation conveyance and risk transfer to the Dutch State described in the succeeding paragraph taking effect as of January 26, 2009.

In order to implement that portion of the ING-Dutch State Transaction related to the Company's Designated Securities Portfolio, the Company entered into a participation agreement with its affiliates, ING Support Holding B.V. ("ING Support Holding") and ING pursuant to which the Company conveyed to ING Support Holding an 80% participation interest in its Designated Securities Portfolio and will pay a periodic transaction fee, and received, as consideration for the participation, an assignment by ING Support Holding of its right to receive payments from the Dutch State under the Illiquid Assets Back-Up Facility related to the Company's Designated Securities Portfolio among, ING, ING Support Holding and the Dutch State (the "Company Back-Up Facility"). Under the Company Back-Up Facility, the Dutch State is obligated to pay certain periodic fees and make certain periodic payments with respect to the Company's

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Designated Securities Portfolio, and ING Support Holding is obligated to pay a periodic guarantee fee and make periodic payments to the Dutch State equal to the distributions made with respect to the 80% participation interest in the Company's Designated Securities Portfolio. The Dutch State payment obligation to the Company under the Company Back-Up Facility is accounted for as a loan receivable for US GAAP and is reported in Loan - Dutch State obligation on the Consolidated Balance Sheets.

Upon the closing of the transaction on March 31, 2009, the Company recognized a gain of $206.2, which was reported in Net realized capital gains (losses) on the Consolidated Statements of Operations.

In a second transaction, known as the Step 1 Cash Transfer, a portion of the Company's Alt-A RMBS which had a book value of $4.2 was sold for cash to an affiliate, Lion II Custom Investments LLC ("Lion II"). Immediately thereafter, Lion II sold to ING Direct Bancorp the purchased securities (the "Step 2 Cash Transfer"). Contemporaneous with the Step 2 Cash Transfer, ING Direct Bancorp included such purchased securities as part of its Alt-A RMBS portfolio sale to the Dutch State. The Step 1 Cash Transfer closed on March 31, 2009, and the Company recognized a gain of $0.3 contemporaneous with the closing of the ING-Dutch State Transaction, which was reported in Net realized capital gains (losses) on the Consolidated Statements of Operations.

As part of the final restructuring plan submitted to the European Commission ("EC") in connection with its review of the Dutch state aid to ING (the "Restructuring Plan"), ING has agreed to make additional payments to the Dutch State corresponding to an adjustment of fees for the Back-Up Facility. Under this new agreement, the terms of the ING-Dutch State Transaction which closed on March 31, 2009, including the transfer price of the Alt-A RMBS securities, will remain unaltered and the additional payments will not be borne by the Company or any other ING U.S. subsidiaries.

*Equity Securities*

Equity securities, available-for-sale, included investments with fair values of $119.0 and $141.0 in ING proprietary funds as of December 31, 2009 and 2008, respectively.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

*Repurchase Agreements*

The Company engages in dollar repurchase agreements with mortgage-backed securities ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements typically meet the requirements to be accounted for as financing arrangements. The Company enters into dollar roll transactions by selling existing mortgage-backed securities and concurrently entering into an agreement to repurchase similar securities within a short time frame in the future at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company and the Company, in turn, repays the loan amount along with the additional agreed upon interest. Company policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets (the "Required Collateral Value Amount"). Cash collateral received is invested in short term investments, with the offsetting collateral liability included in Borrowed money on the Consolidated Balance Sheets. As of December 31, 2009, there are no securities pledged in dollar rolls and repurchase agreement transactions. At December 31, 2008, the carrying value of the securities pledged in dollar rolls and repurchase agreement transactions was $657.2 and is included in Securities pledged on the Consolidated Balance Sheets. The repurchase obligation related to dollar rolls and repurchase agreements, including accrued interest, totaled $0.1 and $615.3, respectively at December 31, 2009 and 2008, and is included in Borrowed money on the Consolidated Balance Sheets.

The Company also enters into reverse repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased. Company policy requires that, at all times during the term of the reverse repurchase agreements, cash or other collateral types provided is sufficient to allow the counterparty to fund substantially all of the cost of purchasing replacement assets. At December 31, 2009 and 2008, the Company did not have any securities pledged under reverse repurchase agreements.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, an amount that was immaterial at December 31, 2009. The Company believes the counterparties to the dollar rolls, repurchase, and reverse repurchase agreements are financially responsible and that the counterparty risk is minimal, based on counterparty ongoing monitoring processes.

### Securities Lending

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company's guidelines to generate additional income. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. At December 31, 2009 and 2008, the fair value of loaned securities was $339.5 and $474.8, respectively, and is included in Securities pledged on the Consolidated Balance Sheets.

### Variable Interest Entities

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings under current guidance and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary for any of the investments in VIEs. Rather, the VIEs are accounted for using the cost or equity method of accounting. In addition, the Company may be exposed to the loss of asset management fees it receives for some of these structures. The carrying value of investments in VIEs of $0.1 at December 31, 2009 are included in Limited partnerships/corporations on the Consolidated Balance Sheets. Income and losses recognized on these investments are reported in Net investment income on the Consolidated Statements of Operations.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

*Unrealized Capital Losses*

Unrealized capital losses (including non-credit impairments) in fixed maturities, including securities pledged to creditors, for Investment Grade ("IG") and Below Investment Grade ("BIG") securities by duration were as follows as of December 31, 2009 and 2008.

| | | 2009 | | | | 2008 | | |
|---|---|---|---|---|---|---|---|---|
| | IG | % of IG and BIG | BIG | % of IG and BIG | IG | % of IG and BIG | BIG | % of IG and BIG |
| Six months or less below amortized cost | $ 105.5 | 15.7% | $ 18.5 | 2.8% | $ 169.3 | 9.6% | $ 40.2 | 2.3% |
| More than six months and twelve months or less below amortized cost | 44.0 | 6.6% | 37.9 | 5.7% | 511.9 | 29.1% | 58.3 | 3.3% |
| More than twelve months below amortized cost | 300.8 | 45.0% | 161.4 | 24.2% | 921.5 | 52.3% | 60.3 | 3.4% |
| Total unrealized capital loss | $ 450.3 | 67.3% | $ 217.8 | 32.7% | $ 1,602.7 | 91.0% | $ 158.8 | 9.0% |

The following table summarizes the unrealized capital losses (including non-credit impairments) by duration and reason, along with the fair value of fixed maturities, including securities pledged to creditors, in unrealized capital loss positions at December 31, 2009 and 2008.

| 2009 | Six Months or Less Below Amortized Cost | More than Six Months and Twelve Months or Less Below Amortized Cost | More than Twelve Months Below Cost | Total Unrealized Capital Losses |
|---|---|---|---|---|
| Interest rate or spread widening | $ 75.9 | $ 35.2 | $ 78.5 | $ 189.6 |
| Mortgage and other asset-backed securities | 48.1 | 46.7 | 383.7 | 478.5 |
| Total unrealized capital losses | $ 124.0 | $ 81.9 | $ 462.2 | $ 668.1 |
| Fair value | $ 2,901.8 | $ 212.6 | $ 2,127.2 | $ 5,241.6 |
| | | | | |
| **2008** | | | | |
| Interest rate or spread widening | $ 144.2 | $ 381.7 | $ 383.5 | $ 909.4 |
| Mortgage and other asset-backed securities | 65.3 | 188.5 | 598.3 | 852.1 |
| Total unrealized capital losses | $ 209.5 | $ 570.2 | $ 981.8 | $ 1,761.5 |
| Fair value | $ 2,999.6 | $ 3,446.7 | $ 2,964.2 | $ 9,410.5 |

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Unrealized capital losses (including non-credit impairments), along with the fair value of fixed maturities, including securities pledged to creditors, by market sector and duration were as follows as of December 31, 2009 and 2008.

| | Six Months or Less Below Amortized Cost | | More Than Six Months and Twelve Months or Less Below Amortized Cost | | More Than Twelve Months Below Amortized Cost | | Total | |
|---|---|---|---|---|---|---|---|---|
| | Fair Value | Unrealized Capital Loss | Fair Value | Unrealized Capital Loss | Fair Value | Unrealized Capital Loss | Fair Value | Unrealized Capital Loss |
| **2009** | | | | | | | | |
| U.S. Treasuries | $ 1,002.1 | $ 38.3 | $ - | $ - | $ - | $ - | $ 1,002.1 | $ 38.3 |
| U.S. corporate, state, and municipalities | 1,097.0 | 22.7 | 86.1 | 14.9 | 381.2 | 48.3 | 1,564.3 | 85.9 |
| Foreign | 528.6 | 14.8 | 40.0 | 20.4 | 301.8 | 30.2 | 870.4 | 65.4 |
| Residential mortgage-backed | 141.1 | 45.4 | 47.7 | 4.2 | 425.3 | 79.1 | 614.1 | 128.7 |
| Commercial mortgage-backed | 105.8 | 1.2 | 27.2 | 35.7 | 757.1 | 177.4 | 890.1 | 214.3 |
| Other asset-backed | 27.2 | 1.6 | 11.6 | 6.7 | 261.8 | 127.2 | 300.6 | 135.5 |
| Total | $ 2,901.8 | $ 124.0 | $ 212.6 | $ 81.9 | $ 2,127.2 | $ 462.2 | $ 5,241.6 | $ 668.1 |
| **2008** | | | | | | | | |
| U.S. Treasuries | $ 482.8 | $ 0.9 | $ - | $ - | $ - | $ - | $ 482.8 | $ 0.9 |
| U.S. corporate, state, and municipalities | 1,104.3 | 89.0 | 1,487.4 | 235.9 | 613.4 | 202.8 | 3,205.1 | 527.7 |
| Foreign | 576.0 | 54.6 | 906.2 | 145.8 | 563.3 | 180.7 | 2,045.5 | 381.1 |
| Residential mortgage-backed | 621.9 | 48.6 | 610.9 | 94.0 | 646.6 | 124.1 | 1,879.4 | 266.7 |
| Commercial mortgage-backed | 84.3 | 2.6 | 285.4 | 69.5 | 821.5 | 298.1 | 1,191.2 | 370.2 |
| Other asset-backed | 88.1 | 13.7 | 156.8 | 25.1 | 319.4 | 176.1 | 564.3 | 214.9 |
| Total | $ 2,957.4 | $ 209.4 | $ 3,446.7 | $ 570.3 | $ 2,964.2 | $ 981.8 | $ 9,368.3 | $ 1,761.5 |

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities was 82.2% of the average book value as of December 31, 2009. In addition, this category includes 427 securities, which have an average quality rating of A+.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Unrealized capital losses (including non-credit impairments) in fixed maturities, including securities pledged to creditors, for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive periods as indicated in the tables below, were as follows for December 31, 2009 and 2008.

| | Amortized Cost | | Unrealized Capital Loss | | Number of Securities | |
|---|---|---|---|---|---|---|
| | < 20% | > 20% | < 20% | > 20% | < 20% | > 20% |
| **2009** | | | | | | |
| Six months or less | | | | | | |
| below amortized cost | $ 3,652.0 | $ 185.0 | $ 168.0 | $ 60.7 | 377 | 98 |
| More than six months and twelve months or less | | | | | | |
| below amortized cost | 734.6 | 247.0 | 40.2 | 124.3 | 120 | 48 |
| More than twelve months | | | | | | |
| below amortized cost | 431.1 | 660.1 | 28.2 | 246.7 | 90 | 129 |
| Total | $ 4,817.7 | $ 1,092.1 | $ 236.4 | $ 431.7 | 587 | 275 |
| | | | | | | |
| **2008** | | | | | | |
| Six months or less | | | | | | |
| below amortized cost | $ 5,085.8 | $ 2,956.4 | $ 408.8 | $ 992.5 | 778 | 555 |
| More than six months and twelve months or less | | | | | | |
| below amortized cost | 1,858.2 | 276.7 | 132.2 | 128.5 | 328 | 69 |
| More than twelve months | | | | | | |
| below amortized cost | 921.6 | 31.3 | 81.6 | 17.9 | 183 | 15 |
| Total | $ 7,865.6 | $ 3,264.4 | $ 622.6 | $ 1,138.9 | 1,289 | 639 |

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Unrealized capital losses (including non-credit impairments) in fixed maturities, including securities pledged to creditors, by market sector for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive periods as indicated in the tables below, were as follows for December 31, 2009 and 2008.

| | Amortized Cost | | Unrealized Capital Loss | | Number of Securities | |
|---|---|---|---|---|---|---|
| | < 20% | > 20% | < 20% | > 20% | < 20% | > 20% |
| **2009** | | | | | | |
| U.S. Treasuries | $ 1,040.5 | $ - | $ 38.3 | $ - | 9 | - |
| U.S. corporate, state and municipalities | 1,532.2 | 118.0 | 53.5 | 32.4 | 256 | 23 |
| Foreign | 830.0 | 105.8 | 31.7 | 33.7 | 111 | 22 |
| Residential mortgage-backed | 522.0 | 220.8 | 55.1 | 73.6 | 115 | 109 |
| Commercial mortgage-backed | 732.4 | 372.0 | 49.3 | 165.0 | 59 | 39 |
| Other asset-backed | 160.5 | 275.5 | 8.5 | 127.0 | 37 | 82 |
| Total | $ 4,817.6 | $ 1,092.1 | $ 236.4 | $ 431.7 | 587 | 275 |
| | | | | | | |
| **2008** | | | | | | |
| U.S. Treasuries | $ 483.7 | $ - | $ 0.9 | $ - | 4 | - |
| U.S. corporate, state and municipalities | 2,744.0 | 988.8 | 211.7 | 316.1 | 579 | 232 |
| Foreign | 1,728.2 | 698.3 | 144.1 | 237.0 | 285 | 154 |
| Residential mortgage-backed | 1,733.1 | 413.4 | 131.1 | 135.6 | 252 | 77 |
| Commercial mortgage-backed | 812.8 | 748.5 | 102.6 | 267.6 | 93 | 72 |
| Other asset-backed | 363.8 | 415.3 | 32.2 | 182.6 | 76 | 104 |
| Total | $ 7,865.6 | $ 3,264.3 | $ 622.6 | $ 1,138.9 | 1,289 | 639 |

During the year ended December 31, 2009, unrealized capital losses on fixed maturities decreased by $1.1 billion primarily due to the transfer of 80% interest in the Alt-A RMBS securities owned by the Company as a result of the Alt-A transaction with the Dutch State during the first quarter of 2009.  In addition, improved economic conditions and tightening of credit spreads in 2009 served to increase the value of fixed maturities.  These improvements were partially offset by the impact of the implementation of new US GAAP guidance on impairments in the second quarter of 2009, when certain noncredit impairments were reclassified into Other comprehensive income (loss), which previously were reported in Net realized capital gains (losses).

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

At both December 31, 2009 and 2008, the Company held 8 fixed maturities with unrealized capital losses in excess of $10.0. The unrealized capital losses on these fixed maturities equaled $118.2, or 17.7% and $206.3 or 11.7% of the total unrealized capital losses, as of December 31, 2009 and 2008, respectively.

The fair value of the Company's fixed maturities, including securities pledged, increased $1.2 billion before tax and DAC, from December 31, 2008 through December 31, 2009 primarily due to improved economic conditions and tightening of credit spreads in 2009.

All securities with fair values less than amortized cost are included in the Company's other-than-temporary impairment analysis, and impairments were recognized as disclosed in "Other-Than-Temporary Impairments," which follows this section. Management determined that no additional recognition of the unrealized loss as an other-than-temporary impairment was necessary.

*Other-Than-Temporary Impairments*

The Company analyzes its general account investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes, and changes in ratings of the security.

When assessing the Company's intent to sell a security or if it is more likely than not it will be required to sell a security before recovery of its cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow needs.

When the Company has determined it has the intent to sell or if it is more likely than not that it will be required to sell a security before recovery of its amortized cost basis and the fair value has declined below amortized cost ("intent impairment") the individual security is written down from amortized cost to fair value and a corresponding charge is recorded in Net realized capital gains (losses) on the Consolidated Statements of Operations as an other-than-temporary impairment ("OTTI"). If the Company does not intend to sell the security nor is it more likely than not it will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) on the Consolidated Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss) on the Consolidated Balance Sheets in accordance with the requirements of ASC Topic 320.

In order to determine the amount of the OTTI that is considered a credit impairment, the Company estimates the recovery value by performing a discounted cash flow analysis based upon the best estimate of expected future cash flows, discounted at the effective interest rate implicit in the underlying debt security. The effective interest rate is the original yield for a fixed rate security or current coupon yield for a floating rate security.

The following table identifies the Company's credit-related and intent-related impairments included in the Consolidated Statements of Operations, excluding noncredit impairments included in Other comprehensive income (loss) by type for the years ended December 31, 2009, 2008, and 2007.

| | 2009 | | 2008 | | 2007 | |
|---|---|---|---|---|---|---|
| | Impairment | No. of Securities | Impairment | No. of Securities | Impairment | No. of Securities |
| U.S. Treasuries | $ 156.0 | 15 | $ - | - | $ - | - |
| U.S. corporate | 47.8 | 57 | 283.2 | 233 | 36.3 | 113 |
| Foreign[1] | 50.6 | 42 | 108.9 | 94 | 19.1 | 54 |
| Residential mortgage-backed | 31.6 | 69 | 349.3 | 194 | 7.1 | 30 |
| Commercial mortgage-backed | 17.7 | 11 | 220.8 | 29 | - | - |
| Other asset-backed | 43.4 | 32 | 24.8 | 35 | 10.5 | 21 |
| Equity securities | 19.5 | 9 | 55.1 | 17 | - | - |
| Limited partnerships | 17.6 | 17 | 6.6 | 6 | 3.0 | 1 |
| Mortgage loans on real estate | 10.3 | 4 | 3.8 | 1 | - | - |
| Total | $ 394.5 | 256 | $ 1,052.5 | 609 | $ 76.0 | 219 |

[1] Primarily U.S. dollar denominated.

The above schedule includes $112.2, $235.8, and $16.4, in other-than-temporary write-downs for the years ended December 31, 2009, 2008, and 2007, respectively, related to credit impairments, which are recognized in earnings. The remaining $282.3, $816.7, and $59.6 in write-downs for the years ended December 31, 2009, 2008, and 2007, respectively, are related to intent impairments.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

The following table summarizes these intent impairments, which are also recognized in earnings by type for the years ended December 31, 2009, 2008, and 2007.

| | 2009 | | 2008 | | 2007 | |
|---|---|---|---|---|---|---|
| | Impairment | No. of Securities | Impairment | No. of Securities | Impairment | No. of Securities |
| U.S. Treasuries | $ 156.0 | 15 | $ - | - | $ - | - |
| U.S. corporate | 35.9 | 42 | 204.5 | 180 | 31.6 | 102 |
| Foreign[1] | 48.7 | 41 | 81.3 | 78 | 19.1 | 54 |
| Residential mortgage-backed | 2.4 | 1 | 291.8 | 128 | 2.6 | 2 |
| Commercial mortgage-backed | 17.7 | 11 | 220.8 | 29 | - | - |
| Other asset-backed | 21.6 | 10 | 18.3 | 14 | 6.3 | 16 |
| Total | $ 282.3 | 120 | $ 816.7 | 429 | $ 59.6 | 174 |

[1] Primarily U.S. dollar denominated.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security.

The following table identifies the noncredit impairments recognized in Other comprehensive income (loss) by type for the year ended December 31, 2009.

| | 2009 | |
|---|---|---|
| | Impairment | No. of Securities |
| U.S. corporate | $ 0.6 | 2 |
| Foreign[1] | 0.1 | 3 |
| Residential mortgage-backed | 16.8 | 29 |
| Other asset-backed | 29.2 | 17 |
| Total | $ 46.7 | 51 |

[1] Primarily U.S. dollar denominated.

The fair value of the fixed maturities with other-than-temporary impairments at December 31, 2009, 2008, and 2007 was $2,964.4, $2,136.5, and $1,210.8, respectively.

## ING Life Insurance and Annuity Company and Subsidiaries
### (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
### Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The following table identifies the amount of credit impairments on fixed maturities held by the Company as of the dates indicated, for which a portion of the OTTI loss was recognized in Other comprehensive income (loss), and the corresponding changes in such amounts.

|  | 2009 |
|---|---|
| Balance at April 1, 2009[1] | $ 25.1 |
| Additional credit impairments: | |
| On securities not previously impaired | 13.6 |
| On securities previously impaired | 8.8 |
| Reductions: | |
| Securities sold, matured, prepaid or paid down | (1.5) |
| Balance at December 31, 2009 | $ 46.0 |

[1] Represents credit losses remaining in Retained earnings related to the adoption of new guidance on OTTI, included in ASC Topic 320, on April 1, 2009.

### Net Investment Income

Sources of Net investment income were as follows for the years ended December 31, 2009, 2008, and 2007.

|  | 2009 | 2008 | 2007 |
|---|---|---|---|
| Fixed maturities, available-for-sale | $ 1,125.7 | $ 1,019.3 | $ 895.5 |
| Equity securities, available-for-sale | 15.4 | (13.2) | 38.5 |
| Mortgage loans on real estate | 111.3 | 116.0 | 118.5 |
| Real estate | 6.6 | 9.0 | - |
| Policy loans | 13.7 | 14.2 | 14.1 |
| Short-term investments and cash equivalents | 2.4 | 5.8 | 2.2 |
| Other | 18.4 | 12.7 | 88.3 |
| Gross investment income | 1,293.5 | 1,163.8 | 1,157.1 |
| Less: investment expenses | 39.8 | 80.1 | 102.4 |
| Net investment income | $ 1,253.7 | $ 1,083.7 | $ 1,054.7 |

### Net Realized Capital Gains (Losses)

Net realized capital gains (losses) are comprised of the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to the credit-related and intent-related other-than-temporary impairment of investments and changes in fair value of derivatives. The cost of the investments on disposal is determined based on specific identification of securities. Net realized capital gains (losses) on investments were as follows for the years ended December 31, 2009, 2008, and 2007.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

|  | 2009 | 2008 | 2007 |
|---|---|---|---|
| Fixed maturities, available-for-sale, including net OTTI of $(347.1), $(987.0), and $(73.0) in 2009, 2008, and 2007, respectively | $ (35.5) | $ (990.8) | $ (50.3) |
| Equity securities, available-for-sale, including net OTTI of $(19.5), $(55.1), and $0.0 in 2009, 2008, and 2007, respectively | (2.9) | (81.0) | 6.4 |
| Derivatives | (190.2) | (187.0) | (123.0) |
| Other investments, including net OTTI of $(27.9), $(10.4), and $(3.0) in 2009, 2008, and 2007, respectively | (14.8) | (18.7) | (2.6) |
| Less: allocation to experience-rated contracts, including net OTTI of $(175.5), $(439.1), and $(49.9) in 2009, 2008, and 2007, respectively | 11.3 | 624.4 | 141.9 |
| Net realized capital losses | $ (232.1) | $ (653.1) | $ (27.6) |
| After-tax net realized capital losses including tax valuation allowance of $92.2 for 2009 and of $(328.0) for 2008 | $ (58.7) | $ (752.5) | $ (17.9) |

The decline in Net realized capital losses for the year ended December 31, 2009, was primarily due to a decline in impairments related to improved market conditions which began in the latter part of the first quarter of 2009, as well as the implementation of new US GAAP guidance on impairments in the second quarter of 2009, which resulted in the transfer of noncredit related impairments to Other comprehensive income (loss). Also contributing to the decline was a gain of $206.2 recognized in the first quarter of 2009 on the transfer of an 80% interest in the Company's Alt-A residential mortgage-backed securities to the Dutch State as well as gains on the sale of equity securities driven by improvements in equity market conditions.

Net realized capital gains (losses) allocated to experience-rated contracts are deducted from Net realized capital gains (losses) and an offsetting amount was reflected in Future policy benefits and claim reserves on the Consolidated Balance Sheets. During 2008 and continuing in 2009, as a result of the economic environment, which resulted in significant realized losses associated with experience-rated contracts, the Company accelerated amortization of realized losses rather than reflect those losses in Future policy benefits and claims reserves. During 2009 and 2008, the Company fully amortized $11.3 and $624.4, respectively, of net unamortized realized capital losses allocated to experience-rated contractowners, which are reflected in Interest credited and other benefits to contractowners in the Consolidated Statements of Operations. Net unamortized realized capital gains allocated to experienced-rated contractowners were $53.8 at

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

December 31, 2007 and were reflected in Future policy benefits and claims reserves.

Proceeds from the sale of fixed maturities and equity securities, available-for-sale, and the related gross realized gains and losses, including those related to experience-related contracts, were as follows for the years ended December 31, 2009, 2008, and 2007.

|  | 2009 | 2008 | 2007 |
|---|---|---|---|
| Proceeds on sales | $ 4,674.6 | $ 8,426.5 | $ 5,738.8 |
| Gross gains | 228.5 | 120.0 | 66.4 |
| Gross losses | 87.4 | 234.4 | 101.2 |

## 3. Financial Instruments

### *Fair Value Measurements*

ASC Topic 820, "Fair Value Measurements and Disclosures", defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

### *Fair Value Hierarchy*

The Company has categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Consolidated Balance Sheets are categorized as follows:

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

      b)    Quoted prices for identical or similar assets or liabilities in non-active markets;

      c)    Inputs other than quoted market prices that are observable; and

      d)    Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.  These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

The following tables present the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and 2008.

| | 2009 | | | |
| --- | --- | --- | --- | --- |
| | Level 1 | Level 2 | Level 3[1] | Total |
| Assets: | | | | |
| Fixed maturities, available-for-sale, including securities pledged | $ 1,861.8 | $ 12,320.6 | $ 1,472.9 | $ 15,655.3 |
| Equity securities, available-for-sale | 148.1 | - | 39.8 | 187.9 |
| Derivatives | - | 129.0 | - | 129.0 |
| Cash and cash equivalents, short-term investments, and short-term investments under securities loan agreement | 1,128.0 | 1.8 | - | 1,129.8 |
| Assets held in separate accounts | 34,936.7 | 6,433.1 | - | 41,369.8 |
| Total | $ 38,074.6 | $ 18,884.5 | $ 1,512.7 | $ 58,471.8 |
| | | | | |
| Liabilities: | | | | |
| Product guarantees | $ - | $ - | $ 6.0 | $ 6.0 |
| Derivatives | - | 283.4 | 48.3 | 331.7 |
| Total | $ - | $ 283.4 | $ 54.3 | $ 337.7 |

[1] Level 3 net assets and liabilities accounted for 2.5% of total net assets and liabilities measured at fair value on a recurring basis.  Excluding separate accounts assets for which the policyholder bears the risk, the Level 3 net assets and liabilities in relation to total net assets and liabilities measured at fair value on a recurring basis totaled 8.7%.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

|  | 2008 | | | |
|---|---|---|---|---|
|  | **Level 1** | **Level 2** | **Level 3**[1] | **Total** |
| Assets: | | | | |
| Fixed maturities, available-for-sale, including securities pledged | $ 1,481.7 | $ 10,704.3 | $ 2,291.6 | $ 14,477.6 |
| Equity securities, available-for-sale | 240.3 | - | - | 240.3 |
| Derivatives | - | 235.2 | - | 235.2 |
| Cash and cash equivalents, short-term investments, and short-term investments under securities loan agreement | 711.1 | 18.2 | - | 729.3 |
| Assets held in separate accounts | 30,547.6 | 5,380.1 | - | 35,927.7 |
| Total | $ 32,980.7 | $ 16,337.8 | $ 2,291.6 | $ 51,610.1 |
|  | | | | |
| Liabilities: | | | | |
| Product guarantees | $ - | $ - | $ 220.0 | $ 220.0 |
| Derivatives | - | 470.5 | 73.6 | 544.1 |
| Total | $ - | $ 470.5 | $ 293.6 | $ 764.1 |

[1] Level 3 net assets and liabilities accounted for 3.9% of total net assets and liabilities measured at fair value on a recurring basis. Excluding separate accounts assets for which the policyholder bears the risk, the Level 3 net assets and liabilities in relation to total net assets and liabilities measured at fair value on a recurring basis totaled 13.4%.

### *Valuation of Financial Assets and Liabilities*

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of "exit price" and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third party commercial pricing services, brokers, and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from brokers and third party commercial pricing services are non-binding. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.

All valuation methods and assumptions are validated at least quarterly to ensure the accuracy and relevance of the fair values. There were no material changes to the valuation methods or assumptions used to determine fair values during 2009.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments:

*Fixed maturities, available-for-sale*: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. The fair values for marketable bonds without an active market, excluding subprime residential mortgage-backed securities, are obtained through several commercial pricing services, which provide the estimated fair values, and are classified as Level 2 assets. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data.

Fair values of privately placed bonds are determined using a matrix-based pricing model and are classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values, which the Company considers reflective of the fair value of each privately placed bond.

The fair values for certain collateralized mortgage obligations ("CMO-Bs") are determined by taking the average of broker quotes when more than one broker quote is provided. Approximately three broker quotes are currently being provided for these securities. A few of the CMO-Bs are priced by the originating broker due to the complexity and unique characteristics of the assets. CMO-Bs are classified as Level 3 assets due to the lack of corroborating evidence to support a higher level and the inactivity of the market for these bonds.

Trading activity for the Company's Residential Mortgage-backed Securities ("RMBS"), particularly subprime and Alt-A RMBS, declined during 2008 as a result of the dislocation of the credit markets. During 2008 and 2009, the Company continued to obtain pricing information from commercial pricing services and brokers. However, the pricing for subprime and Alt-A RMBS did not represent regularly occurring market transactions since the trading activity declined significantly in the second half of 2008. As a result, the Company concluded in the second half of 2008 that the market for subprime and Alt-A RMBS was inactive and classified these securities as Level 3 assets. The Company did not change its valuation procedures, which are consistent with those used for Level 2 marketable bonds without an active market, as a result of determining that the market was inactive. While the market for subprime and Alt-

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

A RMBS remained largely inactive in the first half of 2009 compared to prior years, the Company noted an increase in trade activity of Alt-A RMBS during the second half of 2009. Therefore, the Company determined that the Alt-A RMBS should be transferred to Level 2 of the valuation hierarchy as its overall assessment of the market is that it is now active. The market for subprime RMBS remains largely inactive, and as such these securities will remain in Level 3 of the valuation hierarchy. The Company will continue to monitor market activity for RMBS to determine proper classification in the valuation hierarchy.

Broker quotes and prices obtained from pricing services are reviewed and validated monthly through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes. At December 31, 2009, $93.4 and $11.2 billion of a total of $15.7 billion in fixed maturities were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing model and CMO-Bs valued using average broker quotes.

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor, and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, broker quotes are solicited. All prices and broker quotes obtained, with the exception of CMO-B securities, go through the review process described above including valuations for which only one broker quote is obtained. After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation. If it is determined that the price is questionable, another price may be requested from a different vendor. The internal valuation committee then reviews all prices for the instrument again, along with information from the review, to determine which price best represents "exit price" for the instrument.

*Equity securities, available-for-sale*: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 3 assets.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

*Cash and cash equivalents, Short-term investments, and Short-term investments under securities loan agreement*: The carrying amounts for cash reflect the assets' fair values. The fair values for cash equivalents and short-term investments are determined based on quoted market prices. These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

*Assets held in separate accounts*: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments and cash, the valuations of which are based upon a quoted market price and are included in Level 1. Bond valuations are obtained from third party commercial pricing services and brokers and are classified in the fair value hierarchy as Level 1 or Level 2 assets consistent with the policies described above for Fixed maturities.

*Derivatives*: The carrying amounts for these financial instruments, which can be assets or liabilities, reflect the fair value of the assets and liabilities. Derivatives are carried at fair value (on the Consolidated Balance Sheets), which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, Standard & Poor's ("S&P") 500 Index prices, and London Inter Bank Offered Rates ("LIBOR"), or through values established by third party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. Valuations for the Company's futures contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. However, all other derivative instruments are valued based on market observable inputs and are classified as Level 2.

*Product guarantees*: The Company records reserves for product guarantees, which can be either assets or liabilities, for annuity contracts containing guaranteed credited rates in accordance with ASC 815, "Derivatives and Hedging". The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The fair value of the obligation is calculated based on the income approach as described in ASC 820. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other best estimate assumptions. These derivatives are classified as Level 3 assets. Explicit risk margins in the actuarial assumptions underlying valuations are included, as well as an explicit recognition of all nonperformance risks as required by US GAAP. Nonperformance risk for product guarantees contains adjustments to the fair values of these contract liabilities related to the current credit standing of ING and the Company based on credit default swaps with similar term to maturity and priority of payment. The ING credit default spread is applied to the discount factors for product guarantees in the Company's valuation model in order to incorporate credit risk into the fair values of these product guarantees. As of December 31, 2009, the credit spread of ING and the Company changed in relation to prior periods, which resulted in an increase in the value of the derivatives for product guarantees.

The following disclosures are made in accordance with the requirements of ASC 825, "Financial Instruments", which requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

ASC 825 excludes certain financial instruments, including insurance contracts, and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments, which are not carried at fair value on the Consolidated Balance Sheets and therefore not categorized in the fair value hierarchy:

*Limited partnerships/corporations*: The fair value for these investments, primarily private equities and hedge funds, is estimated based on the Net Asset Value ("NAV") as provided by the investee.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

*Mortgage loans on real estate*: The fair values for mortgage loans on real estate are estimated using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

*Loan - Dutch State obligation*: The fair value of the Dutch State loan obligation is estimated utilizing discounted cash flows at market risk-free rates adjusted for credit spreads.

*Policy loans*:  The fair value of policy loans is equal to the carrying, or cash surrender, value of the loans.  Policy loans are fully collateralized by the account value of the associated insurance contracts.

*Investment contract liabilities (included in Future policy benefits and claims reserves)*:

   *With a fixed maturity*: Fair value is estimated by discounting cash flows at interest rates currently being offered by, or available to, the Company for similar contracts.

   *Without a fixed maturity*: Fair value is estimated as the amount payable to the contractowner upon demand.  However, the Company has the right under such contracts to delay payment of withdrawals, which may ultimately result in paying an amount different than that determined to be payable on demand.

*Notes receivable from affiliates*: Estimated fair value of the Company's notes receivable from affiliates is based upon discounted future cash flows using a discount rate approximating the current market value.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

The carrying values and estimated fair values of certain of the Company's financial instruments were as follows at December 31, 2009 and 2008.

| | 2009 | | 2008 | |
|---|---|---|---|---|
| | **Carrying Value** | **Fair Value** | **Carrying Value** | **Fair Value** |
| Assets: | | | | |
| Fixed maturities, available-for-sale, including securities pledged | $ 15,655.3 | $ 15,655.3 | $ 14,477.6 | $ 14,477.6 |
| Equity securities, available-for-sale | 187.9 | 187.9 | 240.3 | 240.3 |
| Mortgage loans on real estate | 1,874.5 | 1,792.8 | 2,107.8 | 2,027.9 |
| Loan-Dutch State obligation | 674.1 | 645.5 | - | - |
| Policy loans | 254.7 | 254.7 | 267.8 | 267.8 |
| Cash, cash equivalents, short-term investments, and short-term investments under securities loan agreement | 1,129.8 | 1,129.8 | 729.3 | 729.3 |
| Derivatives | 129.0 | 129.0 | 235.2 | 235.2 |
| Notes receivable from affiliates | 175.0 | 169.6 | 175.0 | 175.0 |
| Assets held in separate accounts | 41,369.8 | 41,369.8 | 35,927.7 | 35,927.7 |
| Liabilities: | | | | |
| Investment contract liabilities: | | | | |
| With a fixed maturity | 1,359.0 | 1,450.4 | 1,529.4 | 1,610.6 |
| Without a fixed maturity | 16,441.2 | 17,688.4 | 15,611.8 | 17,237.9 |
| Product guarantees | 6.0 | 6.0 | 220.0 | 220.0 |
| Derivatives | 331.7 | 331.7 | 544.1 | 544.1 |

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price, and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

*Level 3 Financial Instruments*

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair value of financial assets and liabilities classified as Level 3, additional information is presented below, with particular attention addressed to the reserves for product guarantees due to the impact on the Company's results of operations.

# ING Life Insurance and Annuity Company and Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
## Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The following tables summarize the change in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2009 and 2008.

| | Fixed maturities, available-for-sale, including securities pledged | Equity securities, available-for-sale | Derivatives | Product Guarantees |
|---|---|---|---|---|
| Balance at January 1, 2009 | $ 2,291.6 | $ - | $ (73.6) | $ (220.0) |
| Capital gains (losses): | | | | |
| Net realized capital (losses) gains | (41.2) [1] | (11.0) | 5.9 [3] | 219.4 [4] |
| Net unrealized capital gains [2] | 137.7 | 5.3 | - | - |
| Total net realized and unrealized capital gains (losses) | 96.5 | (5.7) | 5.9 | 219.4 |
| Purchases, sales, issuances, and settlements, net | (432.7) | 1.0 | 11.6 | (5.4) |
| Transfers in to Level 3 | - | 44.5 | - | - |
| Transfers out of Level 3 | (482.5) | - | 7.8 | - |
| Balance at December 31, 2009 | $ 1,472.9 | 39.8 | $ (48.3) | $ (6.0) |
| | | | | |
| Balance at January 1, 2008 | $ 1,737.6 | $ - | $ - | $ (76.4) |
| Capital gains (losses): | | | | |
| Net realized capital losses | (72.6) [1] | - | (29.3) [3] | (139.6) [4] |
| Net unrealized capital gains [2] | 71.8 | - | - | - |
| Total net realized and unrealized capital losses | (0.8) | - | (29.3) | (139.6) |
| Purchases, sales, issuances, and settlements, net | (171.7) | - | 21.5 | (4.0) |
| Transfers in to Level 3 | 726.5 | - | (65.8) | - |
| Balance at December 31, 2008 | $ 2,291.6 | $ - | $ (73.6) | $ (220.0) |

[1] This amount is included in Net realized capital gains (losses) with $(79.8) and $5.4 for the years ended December 31, 2009 and 2008, respectively, related to the amortization of book value included in Net investment income on the Consolidated Statements of Operations.

[2] The amounts in this line are included in Accumulated other comprehensive income (loss) on the Consolidated Balance Sheets.

[3] This amount is included in Net realized capital gains (losses) on the Consolidated Statements of Operations and contains unrealized gains (losses) on Level 3 derivatives held at December 31, 2009 and 2008. All gains and losses on these Level 3 assets are classified as realized gains (losses) for the purpose of this disclosure because it is impractical to track realized and unrealized gains (losses) on a contract-by-contract basis.

[4] This amount is included in Interest credited and other benefits to contractowners on the Consolidated Statements of Operations. All gains and losses on these Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Changes in Level 3 fair value balances are discussed below by investment type.

*Fixed Maturities available-for-sale, including securities pledged*: The amount of Level 3 fixed maturities for the year ended December 31, 2009, declined mainly due to the transfer of 80% interest in the Company's Alt-A residential mortgage-backed securities to the Dutch State during the first quarter of 2009. The unrealized capital gains on Level 3 fixed maturities for the year ended December 31, 2009, represent the decrease in unrealized losses due to the decrease in the Level 3 fixed maturities portfolio related to the Dutch State Transaction, as well as increases in the value of fixed maturities as the markets improved in the latter part of 2009. Transfers out of Level 3 for the year ended December 31, 2009, represent the movement of Alt-A mortgage-backed securities to Level 2, as the market became active again for these securities at the end of 2009. The increase in Level 3 fixed maturities for the year ended December 31, 2008, was related to the Company's determination that subprime and Alt-A RMBS should be classified as Level 3 due to decreased levels of corroborating market activity for these securities.

*Equity securities, available-for-sale*: Equity securities transferred into Level 3 in 2009 represent private equities or equity securities not traded on an exchange, which are valued by sources other than a pricing service such as analytics or brokers.

*Derivatives*: Fair value of Level 3 derivatives declined for the year ended December 31, 2009, primarily due to the transfer from Level 3 to Level 1 of futures contracts, which are valued based on unadjusted prices from an active exchange. Level 3 derivatives for the year ended December 31, 2008 increased due to the transfer in of subprime and Alt-A RMBS due to significantly reduced market activity.

*Product guarantees*: For the year ended December 31, 2009, the value of the liability related to product guarantees decreased as an increase in interest rates and market values increased customer account balances and decreased the Company's liability. As of December 31, 2009, the net realized gains attributable to credit risk were $5.0. For the year ended December 31, 2008, liabilities related to product guarantees increased as deterioration in the economic environment led to lower customer account balances and increased the Company's liability.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

### *Derivative Financial Instruments*

See the Organization & Significant Accounting Policies footnote for disclosure regarding the Company's purpose for entering into derivatives and the policies on valuation and classification of derivatives. In addition, the Company's derivatives are generally not accounted for using hedge accounting treatment under US GAAP, as the Company has not historically sought hedge accounting treatment. The Company enters into the following derivatives:

*Interest rate swaps*: Interest rate swaps are used to manage the interest rate risk in the Company's fixed maturity portfolio, as well as the Company's liabilities. Interest rate swaps represent contracts that require the exchange of cash flows at regular interim periods, typically monthly or quarterly.

*Foreign exchange swaps*: Foreign exchange swaps are used to reduce the risk of a change in the value, yield, or cash flow with respect to invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows for U.S. dollar cash flows at regular interim periods, typically quarterly or semi-annually.

*Credit default swaps*: Credit default swaps are used to reduce the credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure on certain assets that the Company does not own. Payments are made to or received from the counterparty at specified intervals and amounts for the purchase or sale of credit protection. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to par minus recovery value of the swap contract.

*Forwards*: Forwards are acquired to hedge the Company's CMO-B portfolio against movements in interest rates, particularly mortgage rates. On the settlement date, the Company will either receive a payment (interest rate drops on purchased forwards or interest rate rises on sold forwards) or will be required to make a payment (interest rate rises on purchased forwards or interest rate drops on sold forwards).

*Swaptions*: Swaptions are used to manage interest rate risk in the Company's collateralized mortgage obligations portfolio. Swaptions are contracts that give the Company the option to enter into an interest rate swap at a specific future date.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

*Futures*: Futures contracts are used to hedge against a decrease in certain equity indices. Such decreases may result in a decrease in variable annuity account values, which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values.  A decrease in variable annuity account values would also result in lower fee income.  A decrease in equity markets may also negatively impact the Company's investment in equity securities.   The futures income would serve to offset these effects. Futures contracts are also used to hedge against an increase in certain equity indices. Such increases may result in increased payments to contract holders of fixed indexed annuity contracts, and the futures income would serve to offset this increased expense.  The underlying reserve liabilities are valued under ASC 820, ASC 815 and ASC 944.  The change in reserve liabilities is recorded in Interest credited and other benefits to contractowners in the Consolidated Statements of Operations.

*Interest rate caps*: Interest rate caps are used to manage the interest rate risk in the Company's fixed maturity portfolio.  Interest rate caps are purchased contracts that are used by the Company to hedge annuity products in an increasing interest rate environment.

*Managed Custody Guarantees*: The Company issued certain credited rate guarantees on externally managed variable bond funds that represent stand alone derivatives.  The market value is partially determined by, among other things, levels of or changes in interest rates, prepayment rates, and credit ratings/spreads.

*Embedded derivatives*: The Company also has investments in certain fixed maturity instruments, and has issued certain retail annuity products, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/spreads.

# ING Life Insurance and Annuity Company and Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
## Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The notional amounts and fair values of derivatives were as follows as of December 31, 2009 and 2008.

| | 2009 | | | 2008 | | |
|---|---|---|---|---|---|---|
| | Notional Amount | Asset Fair Value | Liability Fair Value | Notional Amount | Asset Fair Value | Liability Fair Value |
| Interest rate swaps[1] | 5,909.4 | $ 86.8 | $ (228.8) | 7,207.2 | $ 207.6 | $ (439.6) |
| Foreign exchange swaps[1] | 199.5 | - | (43.3) | 199.5 | 3.1 | (21.7) |
| Credit default swaps[1] | 243.9 | 0.2 | (53.6) | 341.1 | 16.1 | (75.0) |
| Forwards[1] | - | - | - | 263.0 | 3.3 | - |
| Swaptions[1] | 90.7 | 0.5 | - | 2,521.5 | 5.1 | - |
| Futures[1] | - | - | - | 580.6 | - | (7.8) |
| Interest rate caps[1] | 3,750.0 | 41.5 | (6.0) | - | - | - |
| Managed custody guarantees[3] | N/A* | - | (6.0) | N/A* | - | (40.0) |
| Embedded derivatives: | | | | | | |
| Within securities[2] | N/A* | 46.4 | (0.1) | N/A* | 123.7 | - |
| Within retail annuity products[3] | N/A* | - | - | N/A* | - | (180.0) |
| Total | 10,193.5 | $ 175.4 | $ (337.8) | 11,112.9 | $ 358.9 | $ (764.1) |

\* N/A - Not applicable.

[1] The fair values of these derivatives are reported in Derivatives or Other liabilities on the Consolidated Balance Sheets.

[2] The fair values of embedded derivatives within securities are reported in Fixed maturities, available-for-sale, on the Consolidated Balance Sheets with the underlying instrument.

[3] The fair values of embedded derivatives within retail annuity products and managed custody guarantees are reported in Future policy benefits and claim reserves on the Consolidated Balance Sheets.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Net realized gains (losses) on derivatives were as follows for the years ended December 31, 2009 and 2008.

| | 2009 | 2008 |
|---|---:|---:|
| Interest rate swaps[1] | $ (109.5) | $ (198.4) |
| Foreign exchange swaps[1] | (23.3) | 29.1 |
| Credit default swaps[1] | (16.5) | (12.3) |
| Forwards[1] | 13.1 | 27.2 |
| Swaptions[1] | (4.9) | (6.2) |
| Futures[1] | (49.0) | (29.3) |
| Interest rate caps[1] | (0.1) | 2.1 |
| Managed custody guarantees[2] | 34.0 | (40.0) |
| Embedded derivatives: | | |
|   Within securities[2] | (77.4) | 82.0 |
|   Within retail annuity products[2] | 185.4 | (99.6) |
| Other | - | 0.8 |
| Total | $ (48.2) | $ (244.6) |

[1] Changes in value are included in Net realized capital losses on the Consolidated Statements of Operations.

[2] Changes in value are included in Interest credited and other benefits to contractowners on the Consolidated Statements of Operations.

*Credit Default Swaps*

The Company has entered into various credit default swaps. When credit default swaps are sold, the Company assumes credit exposure to certain assets that it does not own. Credit default swaps may also be purchased to reduce credit exposure in the Company's portfolio. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. These instruments are typically written for a maturity period of five years and do not contain recourse provisions, which would enable the seller to recover from third parties. The Company has International Swaps and Derivatives Association, Inc. ("ISDA") agreements with each counterparty with which it conducts business and tracks the collateral positions for each counterparty. To the extent cash collateral is received, it is included in Payables under securities loan agreement, including collateral held, on the Consolidated Balance Sheets and is reinvested in short-term investments. The source of non-cash collateral posted was investment grade bonds of the entity. Collateral held is used in accordance with the Credit Support Annex ("CSA") to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Consolidated Balance Sheets. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to par minus recovery value of the swap contract. At December 31, 2009, the fair value of credit default swaps of $0.2 and

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

$53.6 was included in Derivatives and Other liabilities, respectively, on the Consolidated Balance Sheets. At December 31, 2008, the fair value of credit default swaps of $16.1 and $75.0 was included in Derivatives and Other liabilities, respectively, on the Consolidated Balance Sheets. As of December 31, 2009 and 2008, the maximum potential future exposure to the Company on the sale of credit protection under credit default swaps was $84.4 and $161.0, respectively.

*Variable Interest Entities*

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings under current guidance and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary for any of the investments in VIEs. Rather, the VIEs are accounted for using the cost or equity method of accounting. In addition, the Company may be exposed to the loss of asset management fees it receives for some of these structures. The carrying value of investments in VIEs of $0.1 at December 31, 2009 are included in Limited partnerships/corporations on the Consolidated Balance Sheets. Income and losses recognized on these investments are reported in Net investment income on the Consolidated Statements of Operations.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

4. **Deferred Policy Acquisition Costs and Value of Business Acquired**

Activity within DAC was as follows for the years ended December 31, 2009, 2008, and 2007.

| | | |
|---|---|---:|
| Balance at January 1, 2007 | $ | 622.6 |
| Deferrals of commissions and expenses | | 147.1 |
| Amortization: | | |
| Amortization | | (80.9) |
| Interest accrued at 5% to 7% | | 44.8 |
| Net amortization included in the Consolidated Statements of Operations | | (36.1) |
| Change in unrealized capital gains (losses) on available-for-sale securities | | 1.0 |
| Implementation of ASC Topic 944-30 | | (6.0) |
| Balance at December 31, 2007 | | 728.6 |
| Deferrals of commissions and expenses | | 168.7 |
| Amortization: | | |
| Amortization | | (112.5) |
| Interest accrued at 5% to 7% | | 50.6 |
| Net amortization included in the Consolidated Statements of Operations | | (61.9) |
| Change in unrealized capital gains (losses) on available-for-sale securities | | 30.1 |
| Balance at December 31, 2008 | | 865.5 |
| Deferrals of commissions and expenses | | 108.2 |
| Amortization: | | |
| Amortization | | (39.3) |
| Interest accrued at 5% to 7% | | 58.0 |
| Net amortization included in the Consolidated Statements of Operations | | 18.7 |
| Change in unrealized capital gains (losses) on available-for-sale securities | | (90.6) |
| Balance at December 31, 2009 | $ | 901.8 |

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

The estimated amount of DAC amortization expense, net of interest, is $17.8, $44.6, $49.8, $48.6, and $44.4, for the years 2010, 2011, 2012, 2013, and 2014, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

Activity within VOBA was as follows for the years ended December 31, 2009, 2008, and 2007.

| | | |
|---|---|---:|
| Balance at January 1, 2007 | $ | 1,340.2 |
| Deferrals of commissions and expenses | | 40.5 |
| Amortization: | | |
| Amortization | | (177.3) |
| Interest accrued at 5% to 7% | | 84.2 |
| Net amortization included in the Consolidated Statements of Operations | | (93.1) |
| Change in unrealized capital gains (losses) on available-for-sale securities | | 2.9 |
| Implementation of ASC Topic 944-30 | | (37.3) |
| Balance at December 31, 2007 | | 1,253.2 |
| Deferrals of commissions and expenses | | 33.3 |
| Amortization: | | |
| Amortization | | (144.2) |
| Interest accrued at 5% to 7% | | 77.2 |
| Net amortization included in the Consolidated Statements of Operations | | (67.0) |
| Change in unrealized capital gains (losses) on available-for-sale securities | | 613.0 |
| Balance at December 31, 2008 | | 1,832.5 |
| Deferrals of commissions and expenses | | 40.4 |
| Amortization: | | |
| Amortization | | (170.5) |
| Interest accrued at 4% to 7% | | 72.2 |
| Net amortization included in the Consolidated Statements of Operations | | (98.3) |
| Change in unrealized capital gains (losses) on available-for-sale securities | | (783.1) |
| Balance at December 31, 2009 | $ | 991.5 |

The estimated amount of VOBA amortization expense, net of interest, is $36.1, $64.0, $64.8, $59.2, and $53.0, for the years 2010, 2011, 2012, 2013, and 2014, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

*Analysis of DAC and VOBA*

The decrease in Net amortization of DAC and VOBA for the year ended December 31, 2009, was primarily due to reduced amortization rates driven by an increase in estimated future gross profits due to the improvement in equity markets in 2009. This decline was partially offset by the impact of higher current year gross profits, primarily due to lower expenses and lower realized losses, which resulted in an increase in amortization.

The increase in Net amortization of DAC and VOBA for the year ended December 31, 2008, was primarily driven by unfavorable unlocking of $63.0 resulting from unfavorable equity market performance and the revisions of certain assumptions used in the estimation of gross profits.

**5.      Dividend Restrictions and Shareholder's Equity**

ILIAC's ability to pay dividends to its parent is subject to the prior approval of insurance regulatory authorities of the State of Connecticut for payment of any dividend, which, when combined with other dividends paid within the preceding twelve months, exceeds the greater of (1) ten percent (10.0%) of ILIAC's statutory surplus at the prior year end or (2) ILIAC's prior year statutory net gain from operations.

During 2007, ILIAC paid $145.0 in dividends on its common stock to its Parent. During 2009 and 2008, ILIAC did not pay any dividends to its Parent.  On February 19, 2010, ILIAC paid a $203.0 dividend on its common stock to its Parent.

On November 12, 2008, ING issued to the Dutch State non-voting Tier 1 securities for a total consideration of Euro 10 billion.  On February 24, 2009, $2.2 billion was contributed to direct and indirect insurance company subsidiaries of ING America Insurance Holdings, Inc. ("ING AIH"), of which $365.0 was contributed to the Company.  The contribution was comprised of the proceeds from the investment by the Dutch government and the redistribution of currently existing capital within ING.  During 2008 and 2007, ILIAC did not receive any cash capital contributions from its Parent.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

The State of Connecticut Insurance Department (the "Department") recognizes as net income and capital and surplus those amounts determined in conformity with statutory accounting practices prescribed or permitted by the Department, which differ in certain respects from accounting principles generally accepted in the United States. Statutory net income (loss) was $271.6, $(428.4), and $245.5, for the years ended December 31, 2009, 2008, and 2007, respectively. Statutory capital and surplus was $1,762.1 and $1,524.6 as of December 31, 2009 and 2008, respectively. As specifically permitted by statutory accounting practices, statutory surplus as of December 31, 2008 included the impact of the $365.0 capital contribution received on February 24, 2009.

Effective December 31, 2009, the Company adopted Actuarial Guideline 43 – Variable Annuity Commissioners Annuity Reserve Valuation Method ("AG43") for its statutory basis of accounting. The adoption of AG43 resulted in higher reserves than those calculated under previous standards by $97.9. Where the application of AG43 produces higher reserves than the Company had otherwise established under previous standards, the Company may request permission from the Department to grade-in the impact of higher reserve over a three year period. The Company elected this grade-in provision, as allowed under AG43 and as approved by the Department, which allows the Company to reflect the impact of adoption of $97.9 over a three year period. The impact of the grade-in for the year ended December 31, 2009 was a $32.6 increase in reserves and a corresponding decrease in statutory surplus.

Effective December 31, 2009, the Company adopted SSAP No. 10R, Income Taxes, for its statutory basis of accounting. This statement requires the Company to calculate admitted deferred tax assets based upon what is expected to reverse within one year with a cap on the admitted portion of the deferred tax asset of 10% of capital and surplus for its most recently filed statement. If the Company's risk-based capital levels, after reflecting the above limitation, exceeds 250% of the authorized control level, the statement increases the limitation on admitted deferred tax assets from what is expected to reverse in one year to what is expected to reverse over the next three years and increases the cap on the admitted portion of the deferred tax asset from 10% of capital and surplus for its most recently filed statement to 15%. Other revisions in the statement include requiring the Company to reduce the gross deferred tax asset by a statutory valuation allowance adjustment if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion of or all of the gross deferred tax assets will not be realized. The effects on the Company's 2009 financial statements of adopting this change in accounting principle at December 31, 2009 were increases to total assets and capital and surplus of $51.1. This adoption had no impact on total liabilities or net income.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

**6.      Additional Insurance Benefits and Minimum Guarantees**

The Company calculates an additional liability for certain GMDBs and other minimum guarantees in order to recognize the expected value of these benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

As of December 31, 2009, the separate account liability for guaranteed minimum benefits and the additional liability recognized related to minimum guarantees were $6.9 billion and $3.6, respectively.  As of December 31, 2008, the separate account liability for guaranteed minimum benefits and the additional liability recognized related to minimum guarantees were $6.5 billion and $181.2, respectively.

The aggregate fair value of equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2009 and 2008, was $6.9 billion and $6.5 billion, respectively.


**7.      Income Taxes**

ILIAC files a consolidated federal income tax return with ING AIH, an affiliate, and certain other subsidiaries of ING AIH. ILIAC is party to a federal tax allocation agreement with ING AIH and its subsidiaries that are part of the group whereby ING AIH charges its subsidiaries for federal taxes each subsidiary would have incurred were it not a member of the consolidated group and credits each subsidiary for losses at the statutory federal tax rate.

## ING Life Insurance and Annuity Company and Subsidiaries
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Income tax expense (benefit) consisted of the following for the years ended December 31, 2009, 2008, and 2007.

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| Current tax expense (benefit): | | | |
| Federal | $ 27.5 | $ (121.8) | $ 28.6 |
| State | (0.9) | (18.1) | (9.0) |
| Total current tax expense (benefit) | 26.6 | (139.9) | 19.6 |
| Deferred tax expense: | | | |
| Federal | 23.0 | 31.6 | 36.4 |
| Total deferred tax expense | 23.0 | 31.6 | 36.4 |
| Total income tax expense (benefit) | $ 49.6 | $ (108.3) | $ 56.0 |

Income taxes were different from the amount computed by applying the federal income tax rate to income before income taxes and cumulative effect of change in accounting principle for the following reasons for the years ended December 31, 2009, 2008, and 2007.

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| Income (loss) before income taxes and cumulative effect of change in accounting principle | $ 403.5 | $ (1,138.5) | $ 274.4 |
| Tax rate | 35.0% | 35.0% | 35.0% |
| Income tax expense (benefit) at federal statutory rate | 141.2 | (398.5) | 96.0 |
| Tax effect of: | | | |
| Dividend received deduction | (2.6) | (15.5) | (26.2) |
| IRS audit settlement | (0.1) | (10.1) | - |
| State audit settlement | (1.2) | (12.6) | (21.8) |
| State tax expense | 0.1 | 1.3 | - |
| Tax valuation allowance | (92.2) | 333.0 | - |
| Other | 4.4 | (5.9) | 8.0 |
| Income tax expense (benefit) | $ 49.6 | $ (108.3) | $ 56.0 |

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

*Temporary Differences*

The tax effects of temporary differences that give rise to Deferred tax assets and Deferred tax liabilities at December 31, 2009 and 2008, are presented below.

| | 2009 | 2008 |
|---|---|---|
| Deferred tax assets: | | |
| Insurance reserves | $ 140.0 | $ 217.2 |
| Net unrealized capital loss | - | 503.8 |
| Investments | 255.6 | 294.7 |
| Postemployment benefits | 67.1 | 67.4 |
| Compensation | 46.3 | 42.5 |
| Other | 16.6 | 3.9 |
| Total gross assets before valuation allowance | 525.6 | 1,129.5 |
| Less: valuation allowance | (202.5) | (333.0) |
| Assets, net of valuation allowance | 323.1 | 796.5 |
| Deferred tax liabilities: | | |
| Net unrealized capital gain | (55.3) | - |
| Value of business acquired | (347.0) | (653.3) |
| Deferred policy acquisition costs | (272.0) | (244.3) |
| Total gross liabilities | (674.3) | (897.6) |
| Net deferred income tax liability | $ (351.2) | $ (101.1) |

Net unrealized capital gains and losses are presented as a component of other comprehensive income (loss) in Shareholder's equity, net of deferred taxes.

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. As of December 31, 2009 and 2008, the Company had a tax valuation allowance of $158.5 and $328.0, respectively, related to realized capital losses.  The change from December 31, 2008 to December 31, 2009 consists of (a) $(92.2) related to realized capital losses which is included in Net income (loss) and (b) $(77.3) related to the adoption of new US GAAP guidance on impairments, as included in ASC Topic 320, which is reflected in Accumulated other comprehensive loss. Additionally, at December 31, 2009, the Company had a valuation allowance of $39.0 which is included in Accumulated other comprehensive loss. The Company had no valuation allowance at December 31, 2008. As of December 31, 2009, the tax valuation allowance on unrealized capital losses included $77.3, which was reclassified from beginning Retained earnings to Other comprehensive loss under ASC Topic 320.  The Company has also established a $5.0 tax valuation allowance against foreign tax credits, the benefit of which is uncertain.

## ING Life Insurance and Annuity Company and Subsidiaries
### (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
### Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

*Tax Sharing Agreement*

Under the intercompany tax sharing agreement, ILIAC had a receivable from ING AIH of $23.9 and $38.6 for federal income taxes as of December 31, 2009 and 2008, respectively.

See Related Party Transactions footnote for more information.

*Unrecognized Tax Benefits*

Reconciliations of the change in the unrecognized income tax benefits for the years ended December 31, 2009 and 2008 are as follows:

| | 2009 | 2008 |
|---|---|---|
| Balance at January 1 | $ 22.1 | $ 47.4 |
| Additions for tax positions related to current year | 0.9 | 2.4 |
| Additions for tax positions related to prior years | 3.5 | 2.2 |
| Reductions for tax positions related to prior years | (13.3) | (20.7) |
| Reductions for settlements with taxing authorities | (0.4) | (9.2) |
| Balance at December 31 | $ 12.8 | $ 22.1 |

The Company had $24.8 and $23.1 of unrecognized tax benefits as of December 31, 2009 and 2008, respectively, which would affect the Company's effective tax rate if recognized.

*Interest and Penalties*

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in current income taxes and Income tax expense (benefit) on the Balance Sheets and the Statements of Operations, respectively. The Company had accrued interest of $3.3 and $3.8 as of December 31, 2009 and 2008, respectively. The decrease in accrued interest during the year ended December 31, 2009 primarily related to the settlement of the 2001 through 2006 New York state audit.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

*Tax Regulatory Matters*

The Company is currently under audit by the Internal Revenue Service ("IRS") for tax years 2004 through 2009.  It is anticipated that the IRS audit of tax years 2004 through 2008 will be finalized within the next twelve months.  Upon finalization of the IRS examinations, it is reasonably possible that the unrecognized tax benefits will increase by up to $4.1.  The timing of the payment of the remaining allowance of $16.9 cannot be reliably estimated. The Company and the IRS have agreed to participate in the Compliance Assurance Program ("CAP") for tax year 2008 and 2009.

On September 25, 2007, the IRS issued Revenue Ruling 2007-61, which announced its intention to issue regulations with respect to certain computational aspects of the dividend received deduction ("DRD") on separate account assets held in connection with variable annuity and life insurance contracts. Revenue Ruling 2007-61 suspended Revenue Ruling 2007-54 issued in August 2007 that purported to change accepted industry and IRS interpretations of the statutes governing these computational questions. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other members of the public will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing, substance, and effective date of any such regulations are unknown, but they could result in the elimination of some or all of the separate account DRD tax benefit that the Company receives.

- **Benefit Plans**

*Defined Benefit Plan*

ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001.  Substantially all employees of ING North America and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents.  The Retirement Plan was amended and restated effective January 1, 2008.  The Retirement Plan was amended on July 1, 2008, related to the admission of the employees from the acquisition of CitiStreet LLC ("CitiStreet") by Lion, and ING North America filed a request for a determination letter on the qualified status of the Retirement Plan, but has not yet received a favorable determination letter on the qualified status of the Retirement Plan.  Additionally, effective January 1, 2009, the Retirement Plan was amended to provide that anyone hired or rehired by the

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Company on or after January 1, 2009, would not be eligible to participate in the Retirement Plan.

The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Retirement Plan earns a benefit under a final average compensation formula. Subsequent to December 31, 2001, ING North America is responsible for all Retirement Plan liabilities. The costs allocated to the Company for its employees' participation in the Retirement Plan were $22.3, $14.0, and $17.2, for 2009, 2008, and 2007, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

### *Defined Contribution Plan*

ING North America sponsors the ING Americas Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its affiliates (excluding certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents. Career Agents are certain, full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet specified eligibility criteria. The Savings Plan is a tax-qualified defined contribution retirement plan, which includes an employee stock ownership plan ("ESOP") component. The Savings Plan was amended and restated effective January 1, 2008 and subsequently amended on July 1, 2008, with respect to the admission of employees from the acquisition of CitiStreet by Lion. ING North America filed a request for a determination letter on the qualified status of the Plan and received a favorable determination letter dated May 19, 2009. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6.0% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule (although certain specified participants are subject to a 5-year graded vesting schedule). All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. Pre-tax charges to operations of the Company for the Savings Plan were $8.9, $10.3, and $10.1, for the years ended December 31, 2009, 2008, and 2007, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

### *Non-Qualified Retirement Plans*

Through December 31, 2001, the Company, in conjunction with ING North America, offered certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefit accruals under Aetna Financial Services SERPs ceased, effective as of December 31, 2001 and participants begin accruing benefits under ING North America Serp. Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

The Company, in conjunction with ING North America, sponsors the Pension Plan for Certain Producers of ING Life Insurance and Annuity Company (formerly the Pension Plan for Certain Producers of Aetna Life Insurance and Annuity Company) (the "Agents Non-Qualified Plan"). This plan covers certain full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet the eligibility criteria specified in the plan ("Career Agents"). The Agents Non-Qualified Plan was terminated effective January 1, 2002. In connection with the termination, all benefit accruals ceased and all accrued benefits were frozen.

The SERPs and Agents Non-Qualified Plan, are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company and Agents Non-Qualified Plan benefits are payable from the general assets of the Company and ING North America. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

### *Obligations and Funded Status*

The following tables summarize the benefit obligations, fair value of plan assets, and funded status, for the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2009 and 2008.

|  | 2009 | 2008 |
|---|---|---|
| Change in Projected Benefit Obligation: |  |  |
| Projected benefit obligation, January 1 | $ 94.9 | $ 85.6 |
| Interest cost | 5.3 | 5.2 |
| Benefits paid | (13.4) | (11.6) |
| Post service cost-unrecognized | - | 0.2 |
| Actuarial gain on obligation | 3.4 | 15.5 |
| Projected benefit obligation, December 31 | $ 90.2 | $ 94.9 |
|  |  |  |
| Fair Value of Plan Assets: |  |  |
| Fair value of plan assets, December 31 | $ - | $ - |

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Amounts recognized in the Consolidated Balance Sheets consist of:

|  | 2009 | 2008 |
|---|---|---|
| Accrued benefit cost | $ (90.2) | $ (94.9) |
| Accumulated other comprehensive income | 21.1 | 20.0 |
| Net amount recognized | $ (69.1) | $ (74.9) |

At December 31, 2009 and 2008, the projected benefit obligation was $90.2 and $94.9, respectively.

*Assumptions*

The weighted-average assumptions used in the measurement of the December 31, 2009 and 2008 benefit obligation for the SERPs and Agents Non-Qualified Plan, were as follows:

|  | 2009 | 2008 |
|---|---|---|
| Discount rate at end of period | 6.00% | 6.00% |
| Rate of compensation increase | 1.50% | 4.00% |

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries (particularly the Citigroup Pension Discount Curve Liability Index), including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the Retirement Plan. Based upon all available information, it was determined that 6.0% was the appropriate discount rate as of December 31, 2009, to calculate the Company's accrued benefit liability. Accordingly, as prescribed by current US GAAP guidance for employers' accounting for pensions, the 6.0% discount rate will also be used to determine the Company's 2010 pension expense. December 31 is the measurement date for the SERP's and Agents Non-Qualified Plan.

The weighted-average assumptions used in calculating the net pension cost were as follows:

|  | 2009 | 2008 | 2007 |
|---|---|---|---|
| Discount rate | 6.00% | 6.50% | 5.90% |
| Rate of increase in compensation levels | 1.50% | 4.00% | 4.20% |

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

The weighted average assumptions used in calculating the net pension cost for 2009 were, as indicated above, a 6.0% discount rate and a 1.5% rate of compensation increase. Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

*Net Periodic Benefit Costs*

Net periodic benefit costs for the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2009, 2008, and 2007, were as follows:

|  | **2009** | **2008** | **2007** |
|---|---|---|---|
| Interest cost | $ 5.3 | $ 5.2 | $ 5.4 |
| Net actuarial loss recognized in the year | 2.1 | - | 0.7 |
| Unrecognized past service cost recognized in the year | 0.1 | - | - |
| The effect of any curtailment or settlement | 0.1 | 0.5 | 0.4 |
| Net periodic benefit cost | $ 7.6 | $ 5.7 | $ 6.5 |

*Cash Flows*

In 2010, the employer is expected to contribute $10.5 to the SERPs and Agents Non-Qualified Plan. Future expected benefit payments related to the SERPs, and Agents Non-Qualified Plan, for the years ended December 31, 2010 through 2014, and thereafter through 2019, are estimated to be $10.5, $9.3, $8.9, $7.8, $6.8, and $26.5, respectively.

*Other*

On October 4, 2004, the President signed into law The Jobs Creation Act ("Jobs Act"). The Jobs Act affects nonqualified deferred compensation plans, such as the Agents Nonqualified Plan. ING North America has made changes to impacted nonqualified deferred compensation plans, as necessary to comply with the requirements of the Jobs Act.

**Stock Option and Share Plans**

ING sponsors the ING Group Long Term Equity Ownership Plan ("leo"), which provides employees of the Company who are selected by the ING Board of Directors to be granted options and/or performance shares. The terms applicable to an award under leo are set out in an award agreement, which is signed by the participant when he or she accepts the award.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Options granted under leo are nonqualified options on ING shares in the form of American Depository Receipts ("ADRs"). Leo options have a ten (10) year term and vest three years from the grant date. Options awarded under leo may vest earlier in the event of the participant's death, permanent disability or retirement. Retirement for purposes of leo means a participant terminates service after attaining age 55 and completing 5 years of service. Early vesting in all or a portion of a grant of options may also occur in the event the participant is terminated due to redundancy or business divestiture. Unvested options are generally subject to forfeiture when a participant voluntarily terminates employment or is terminated for cause (as defined in leo). Upon vesting, participants generally have up to seven years in which to exercise their vested options. A shorter exercise period applies in the event of termination due to redundancy, business divestiture, voluntary termination or termination for cause. An option gives the recipient the right to purchase an ING share in the form of ADRs at a price equal to the fair market value of one ING share on the date of grant. On exercise, participant's have three options (i) retain the shares and remit a check for applicable taxes due on exercise, (ii) request the administrator to remit a cash payment for the value of the options being exercised, less applicable taxes, or (iii) retain some of the shares and have the administrator liquidate sufficient shares to satisfy the participant's tax obligation. The amount is converted from Euros to U.S. dollars based on the daily average exchange rate between the Euro and the U.S. dollar, as determined by ING.

Awards of performance shares may also be made under leo. Performance shares are a contingent grant of ING stock, and, on vesting, the participant has the right to receive a cash amount equal to the closing price per ING share on the Euronext Amsterdam Stock Market on the vesting date times the number of vested Plan shares. Performance shares generally vest three years from the date of grant, with the amount payable based on ING's share price on the vesting date. Payments made to participants on vesting are based on the performance targets established in connection with leo and payments can range from 0% to 200% of target. Performance is based on ING's total shareholder return relative to a peer group as determined at the end of the vesting period. To vest, a participant must be actively employed on the vesting date, although immediate vesting will occur in the event of the participant's death, disability or retirement. If a participant is terminated due to redundancy or business divestiture, vesting will occur but in only a portion of the award. Unvested shares are generally subject to forfeiture when an employee voluntarily terminates employment or is terminated for cause (as defined in leo). Upon vesting, participants have three options (i) retain the shares and remit a check for applicable taxes due on exercise, (ii) request the administrator to remit a cash payment for the value of the shares, less applicable taxes, or (iii) retain some of the shares and have the administrator liquidate sufficient shares to satisfy the participant's tax obligation. The amount is

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

converted from Euros to U.S. dollars based on the daily average exchange rate between the Euro and the U.S. dollar, as determined by ING.

The Company recognized compensation expense for the leo options and performance shares of $3.7, $4.1, and $4.5, for the years ended December 31, 2009, 2008, and 2007, respectively.

For leo, the Company recognized tax benefits of $0.1, $0.7, and $3.2, in 2009, 2008, and 2007, respectively.

In addition, the Company, in conjunction with ING North America, sponsors the following benefit plans:

- The ING 401(k) Plan for ILIAC Agents, which allows participants to defer a specified percentage of eligible compensation on a pre-tax basis. Effective January 1, 2006, the Company match equals 60% of a participant's pre-tax deferral contribution, with a maximum of 6% of the participant's eligible pay. A request for a determination letter on the qualified status of the ING 401(k) Plan for ILIAC Agents was filed with the IRS on January 1, 2008, but has not yet received a favorable determination letter on the qualified status of the Plan.
- The Producers' Incentive Savings Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis. The Company matches such pre-tax contributions at specified amounts.
- The Producers' Deferred Compensation Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis.
- Certain health care and life insurance benefits for retired employees and their eligible dependents. The post retirement health care plan is contributory, with retiree contribution levels adjusted annually and the Company subsidizes a portion of the monthly per-participant premium. Beginning August 1, 2009, the Company moved from self-insuring these costs and began to use a private-fee-for-service Medicare Advantage program for post-Medicare eligible retired participants. In addition, effective October 1, 2009, the Company no longer subsidizes medical premium costs for early retirees. This change does not impact any participant currently retired and receiving coverage under the plan or any employee who is eligible for coverage under the plan and whose employment ended before October 1, 2009. The Company continues to offer access to medical coverage until retirees become eligible for Medicare. The discontinued subsidy resulted in a release of a previously accrued immaterial liability for any active employees age 50 or older. The life

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.

- The ING Americas Supplemental Executive Retirement Plan, which is a non-qualified defined benefit restoration pension plan.
- The ING Americas Deferred Compensation Savings Plan, which is a deferred compensation plan that includes a 401(k) excess component.

The benefit charges allocated to the Company related to these plans for the years ended December 31, 2009, 2008, and 2007, were $11.6, $13.2, and $12.7, respectively.

## 8.  Related Party Transactions

### *Operating Agreements*

ILIAC has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Investment Advisory agreement with ING Investment Management LLC ("IIM"), an affiliate, in which IIM provides asset management, administrative, and accounting services for ILIAC's general account. ILIAC incurs a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2009, 2008, and 2007, expenses were incurred in the amounts of $35.9, $58.4, and $60.5, respectively.
- Services agreement with ING North America for administrative, management, financial, and information technology services, dated January 1, 2001 and amended effective January 1, 2002. For the years ended December 31, 2009, 2008, and 2007, expenses were incurred in the amounts of $140.2, $175.3, and $167.9, respectively.
- Services agreement between ILIAC and its U.S. insurance company affiliates dated January 1, 2001, and amended effective January 1, 2002 and December 31, 2007. For the years ended December 31, 2009, 2008, and 2007, net expenses related to the agreement were incurred in the amount of $26.3, $19.6, and $21.7, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

DSL has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Underwriting and distribution agreements with ING USA Annuity and Life Insurance Company ("ING USA") and ReliaStar Life Insurance Company of New York ("RLNY"), affiliated companies, whereby DSL serves as the principal underwriter for variable insurance products. In addition, DSL is authorized to enter into agreements with broker-dealers to distribute the variable insurance products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2009, 2008, and 2007, commissions were collected in the amount of $275.3, $622.5, and $568.4. Such commissions are, in turn, paid to broker-dealers.

- Services agreements with ING USA and RLNY, whereby DSL receives managerial and supervisory services and incurs a fee that is calculated as a percentage of average assets of each company's variable separate accounts deposited in ING Investors Trust ("IIT"). On August 9, 2007, DSL and ING USA entered into an amendment to the service agreement effective July 31, 2007 to modify the method for calculating the compensation owed to ING USA under the service agreement. As a result of this amendment, DSL pays ING USA the total net revenue DSL earns as investment advisor of IIT which is attributable to ING USA deposits into IIT. For the years ended December 31, 2009, 2008, and 2007, expenses were incurred under these services agreements in the amount of $138.7, $156.2, and $124.4, respectively.

- Administrative and advisory services agreements with ING Investment LLC and IIM, affiliated companies, in which DSL receives certain services for a fee. The fee for these services is calculated as a percentage of average assets of ING Investors Trust. For the years ended December 31, 2009, 2008, and 2007, expenses were incurred in the amounts of $12.5, $14.9, and $13.1, respectively.

### *Investment Advisory and Other Fees*

Effective January 1, 2007, ILIAC's investment advisory agreement to serve as investment advisor to certain variable funds offered in Company products (collectively, the "Company Funds"), was assigned to DSL. ILIAC is also compensated by the separate accounts for bearing mortality and expense risks pertaining to variable life and annuity contracts. Under the insurance and annuity contracts, the separate accounts pay ILIAC daily fees that, on an annual basis are, depending on the product, up to 3.4% of their average daily net assets. The total amount of compensation and fees received by the Company from the Company Funds and separate accounts totaled $204.1, $245.1, and $312.7, (excludes fees paid to ING Investment Management Co.) in 2009, 2008, and 2007, respectively.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

DSL has been retained by IIT, an affiliate, pursuant to a management agreement to provide advisory, management, administrative and other services to IIT. Under the management agreement, DSL provides or arranges for the provision of all services necessary for the ordinary operations of IIT. DSL earns a monthly fee based on a percentage of average daily net assets of IIT. DSL has entered into an administrative services subcontract with ING Fund Services, LLC, an affiliate, pursuant to which ING Fund Services, LLC, provides certain management, administrative and other services to IIT and is compensated a portion of the fees received by DSL under the management agreement. For the years ended December 31, 2009, 2008, and 2007, revenue received by DSL under the management agreement (exclusive of fees paid to affiliates) was $270.0, $323.8, and $343.8, respectively. At December 31, 2009 and 2008, DSL had $25.3 and $18.6, respectively, receivable from IIT under the management agreement.

### *Financing Agreements*

#### *Reciprocal Loan Agreement*

ILIAC maintains a reciprocal loan agreement with ING AIH, an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in June 2001 and expires on April 1, 2011, either party can borrow from the other up to 3% of ILIAC's statutory net admitted assets, excluding Separate Accounts, as of the preceding December 31. Interest on any ILIAC borrowing is charged at the rate of ING AIH's cost of funds for the interest period, plus 0.15%. Interest on any ING AIH borrowing is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration.

Under this agreement, ILIAC incurred an immaterial amount of interest expense for the year ended December 31, 2009 and $0.2, and $3.9, for the years ended December 31, 2008 and 2007, respectively, and earned interest income of $1.0, $4.8, and $1.7, for the years ended December 31, 2009, 2008, and 2007, respectively. Interest expense and income are included in Interest expense and Net investment income, respectively, on the Consolidated Statements of Operations. As of December 31, 2009, the Company had a $287.2 receivable from ING AIH and as of December 31, 2008, the Company had $13.0 due to ING AIH under the reciprocal loan agreement.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

*Note with Affiliate*

On December 29, 2004, ING USA issued a surplus note in the principal amount of $175.0 (the "Note") scheduled to mature on December 29, 2034, to ILIAC, in an offering that was exempt from the registration requirements of the Securities Act of 1933. ILIAC's $175.0 Note from ING USA bears interest at a rate of 6.26% per year. Any payment of principal and/or interest is subject to the prior approval of the Iowa Insurance Commissioner. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. Interest income for the years ended December 31, 2009, 2008, and 2007 was $10.0, $11.1 and $11.1, respectively.

***Tax Sharing Agreements***

Effective January 1, 2006, ILIAC is a party to a federal tax allocation agreement with ING AIH and its subsidiaries that are part of the ING AIH consolidated group. Under the federal tax allocation agreement, ING AIH charges its subsidiaries for federal taxes each subsidiary would have incurred were it not a member of the consolidated group and credits each subsidiary for losses at the statutory federal tax rate.

ILIAC has also entered into a state tax sharing agreement with ING AIH and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which ING AIH and all or some of the subsidiaries join in the filing of a state or local franchise, income tax, or other tax return on a consolidated, combined, or unitary basis.

***Property and Equipment Sale***

During the second quarter of 2009, ING's U.S. life insurance companies, including the Company, sold a portion of its property and equipment in a sale/leaseback transaction to an affiliate, ING North America. The fixed assets involved in the sale were capitalized assets generally depreciated over the expected useful lives and software in development. Since the assets were being depreciated using expected useful lives, the current net book value reasonably approximated the current fair value of the assets being transferred. The fixed assets sold to ING North America by the Company totaled $17.4.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

**9.      Financing Agreements**

*Revolving Note Facility*

ILIAC maintains a $50.0 uncommitted, perpetual revolving note facility with the Bank of New York ("BONY").  Interest on any of ILIAC's borrowing accrues at an annual rate equal to a rate quoted by BONY to ILIAC for the borrowing. Under this agreement, ILIAC incurred no interest expense for the years ended December 31, 2009 and 2008, and minimal interest expense for the year ended December 31, 2007.  At December 31, 2009 and 2008, ILIAC had no amounts outstanding under the revolving note facility.

*Windsor Property Loan*

As of June 1, 2007, the State of Connecticut, acting by the Department of Economic and Community Development ("DECD"), loaned ILIAC $9.9 (the "DECD Loan") in connection with the development of the Windsor Property. The loan has a term of twenty years and bears an annual interest rate of 1.00%. As long as no defaults have occurred under the loan, no payments of principal or interest are due for the initial ten years of the loan.  For the second ten years of the DECD Loan term, ILIAC is obligated to make monthly payments of principal and interest.

The DECD Loan provides for loan forgiveness at varying amounts up to $5.0 if ILIAC and its affiliates meet certain employment thresholds at the Windsor Property during the term of the loan.  ILIAC's obligations under the DECD Loan are secured by an unlimited recourse guaranty from its affiliate, ING North America.

On December 1, 2008, the DECD determined that the Company met the employment thresholds for loan forgiveness and, accordingly, forgave $5.0 of the DECD Loan to the Company in accordance with the terms of the DECD Loan.

At both December 31, 2009 and 2008, the amount of the loan outstanding was $4.9, which was reflected in Notes payable on the Consolidated Balance Sheets.

Also see Financing Agreements in the Related Party Transactions footnote.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

10.     **Reinsurance**

At December 31, 2009, the Company had reinsurance treaties with 6 unaffiliated reinsurers covering a significant portion of the mortality risks and guaranteed death benefits under its variable contracts.  At December 31, 2009, the Company did not have any outstanding cessions under any reinsurance treaties with affiliated reinsurers.  The Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

On October 1, 1998, the Company disposed of its individual life insurance business under an indemnity reinsurance arrangement with a subsidiary of Lincoln for $1.0 billion in cash.  Under the agreement, Lincoln contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains obligated to contractowners.  The Lincoln subsidiary established a trust to secure its obligations to the Company under the reinsurance transaction.

The Company assumed $25.0 of premium revenue from Aetna Life, for the purchase and administration of a life contingent single premium variable payout annuity contract.  In addition, the Company is also responsible for administering fixed annuity payments that are made to annuitants receiving variable payments.  Reserves of $11.6 and $11.0 were maintained for this contract as of December 31, 2009 and 2008, respectively.

Reinsurance ceded in force for life mortality risks were $18.6 billion and $19.6 billion at December 31, 2009 and 2008, respectively.  At December 31, 2009 and 2008, net receivables were comprised of the following:

|  | 2009 | 2008 |
|---|---|---|
| Claims recoverable from reinsurers | $       2,427.4 | $       2,506.6 |
| Payable for reinsurance premiums | (0.7) | (0.9) |
| Reinsured amounts due to reinsurer | (0.7) | (0.4) |
| Other | 0.3 | 0.3 |
| Total | $       2,426.3 | $       2,505.6 |

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Premiums and Interest credited and other benefits to contractowners were reduced by the following amounts for reinsurance ceded for the years ended December 31, 2009, 2008, and 2007.

|  | 2009 | 2008 | 2007 |
|---|---|---|---|
| Deposits ceded under reinsurance | $ 162.4 | $ 174.4 | $ 188.5 |
| Premiums ceded under reinsurance | 0.3 | 0.3 | 0.4 |
| Reinsurance recoveries | 339.8 | 309.0 | 419.7 |

## 11. Commitments and Contingent Liabilities

*Leases*

Prior to December 31, 2008, the Company leased certain office space and certain equipment under various operating leases and paid substantially all expenses associated with its leased and subleased office properties. Any expenses not paid directly by the Company were paid for by an affiliate and allocated back to the Company. However, as of December 31, 2008, all of the Company's expenses for leased and subleased office properties will be paid for by an affiliate and allocated back to the Company, as all operating leases were terminated or consolidated by ING AIH during the fourth quarter of 2008, which resulted in the Company no longer being party to any operating leases. For the years ended December 31, 2009, 2008, and 2007, rent expense for leases was $5.1, $6.1, and $17.7, respectively.

For more information on the lease terminations, see the Restructuring Charges footnote.

*Commitments*

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

At December 31, 2009, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $305.1, of which $218.5 was with related parties. At December 31, 2008, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $353.3, of which $253.7 was with related parties. During 2009 and 2008, $46.8 and $81.3, respectively, was funded to related parties under off-balance sheet commitments.

*Collateral*

Under the terms of the Company's Over-The-Counter Derivative ISDA Agreements ("ISDA Agreements"), the Company may receive from, or deliver to, counterparties, collateral to assure that all terms of the ISDA Agreements will be met with regard to the CSA. The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. As of December 31, 2009, the Company did not hold any cash collateral and as of December 31, 2008, the Company held $4.4, of cash collateral, which was included in Payables under securities loan agreement, including collateral held, on the Consolidated Balance Sheets. In addition, as of December 31, 2009 and 2008, the Company delivered collateral of $130.3 and $93.4, respectively, in fixed maturities pledged under derivatives contracts, which was included in Securities pledged on the Consolidated Balance Sheets.

*Litigation*

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitrations, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages, and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

### *Other Regulatory Matters*

*Regulatory Matters*

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

*Insurance and Retirement Plan Products and Other Regulatory Matters*

Federal and state regulators, and self-regulatory agencies, are conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; sales and marketing practices (including sales to seniors); specific product types (including group annuities and indexed annuities); product administrative issues; and disclosure. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and have cooperated and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving the Company. These initiatives also may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged. In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

*Investment Product Regulatory Issues*

Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

Action has been or may be taken with respect to certain ING affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company.

## 12. Restructuring Charges

*2008 CitiStreet Integration*

During the third quarter of 2008, integration initiatives began related to the acquisition of CitiStreet LLC, now known as ING Institutional Plan Services, LLC, by Lion, which provided significant operational and information technology efficiencies to ING's U.S. retirement services businesses, including the Company, resulted in the recognition of integration and restructuring costs in 2008 and 2009. In addition, the Company implemented an expense reduction program for the purpose of streamlining its overall operations. The restructuring charges related to these expense reduction and integration initiatives include severance and other employee benefits and lease abandonment costs, which are included in Operating Expenses on the Consolidated Statements of Operations.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

The following table illustrates the restructuring reserves and charges for the years ended December 31, 2009 and 2008.

|  | 2009 | 2008 |
|---|---|---|
| Restructuring reserve beginning balance | $ 8.3 | $ - |
| Restructuring charges: | | |
| Employee severance and termination benefits[1] | 5.1 | 11.2 |
| Future rent on non-cancelable leases[2] | - | 1.5 |
| Total restructuring charges | 5.1 | 12.7 |
| Intercompany charges and payments[3] | (0.4) | (2.5) |
| Payments applied against reserve[4] | (10.5) | (1.9) |
| Restructuring reserve at December 31 | $ 2.5 | $ 8.3 |

[1] Amounts represent charges to the Company for all severed employees that support the Company, including those within affiliates.

[2] Amounts represent intercompany expense allocations from ING AIH. The expenses were allocated to the Company based upon the department that used the space, and the cash settlement occurred in January 2009 for 2008 expenses.

[3] Amounts represent payments to ING affiliates for severance incurred by another ING entity for employees that supported the Company. Payments were made through ING's intercompany cash settlement process.

[4] Amounts represent payments to employees of the Company.

*2009 Expense and Staff Reductions*

On January 12, 2009, ING announced expense and staff reductions across all U.S. operations, which resulted in the elimination of 87 current and open positions in the Company. Due to the staff reductions, curtailment of pension benefits occurred during the first quarter of 2009, which resulted in the recognition of an immaterial loss related to unrecognized prior service costs.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

**13.    Accumulated Other Comprehensive Income (Loss)**

Shareholder's equity included the following components of Accumulated other comprehensive loss as of December 31, 2009, 2008, and 2007.

|  | 2009 | 2008 | 2007 |
|---|---|---|---|
| Net unrealized capital gains (losses): | | | |
| Fixed maturities, available-for-sale, including OTTI of $(46.7) and $(238.8) of cumulative effect of change in accounting principle in 2009 | $    133.4 | $    (1,315.5) | $    (64.5) |
| Equity securities, available-for-sale | 12.8 | (7.4) | 6.3 |
| DAC/VOBA adjustment on available-for-sale securities including $134.0 of cumulative effect of change in accounting principle in 2009 | (88.8) | 650.9 | 7.8 |
| Sales inducements adjustment on available-for-sale securities | 0.2 | 2.4 | 0.2 |
| Other investments | - | (0.3) | (0.7) |
| Less: allocation to experience-rated contracts | - | - | (16.4) |
| Unrealized capital gains (losses), before tax | 57.6 | (669.9) | (34.5) |
| Deferred income tax asset (liability) (includes $30.4 cumulative effect of change in accounting principle in 2009) | (24.9) | 205.8 | 12.1 |
| Deferred tax asset valuation allowance (includes $(77.3) cumulative effect of change in accounting principle in 2009) | (39.0) | - | (6.4) |
| Net unrealized capital gains (losses) | (6.3) | (464.1) | (28.8) |
| Pension liability, net of tax | (8.7) | (18.0) | (5.0) |
| Accumulated other comprehensive loss | $    (15.0) | $    (482.1) | $    (33.8) |

On April 1, 2009, the Company adopted new US GAAP guidance on impairments, included in ASC Topic 320. As prescribed by this accounting guidance, noncredit impairments, reflecting the portion of the impairment between the present value of future cash flows and fair value, were recognized in Other comprehensive loss. As of December 31, 2009, net unrealized capital gains (losses) on available-for-sale fixed maturities included $46.7 of noncredit impairments. In addition, a cumulative transfer of noncredit impairments of $(151.7), after considering the effects of DAC of $134.0 and income taxes of $(46.9), was made from beginning retained earnings to Accumulated other comprehensive loss as of April 1, 2009.

## ING Life Insurance and Annuity Company and Subsidiaries
### (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
### Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

During 2009 and 2008, as a result of market conditions that resulted in large unrealized losses, the Company reflected net unrealized capital losses allocated to experience-rated contracts in Shareholder's equity on the Consolidated Balance Sheets rather than Future policy benefits and claims reserves and no net unrealized losses were allocated to experience-rated contracts.

Changes in unrealized capital gains (losses) on securities, including securities pledged and noncredit impairments, and excluding those related to experience-rated contracts as recognized in Accumulated other comprehensive income (loss), reported net of DAC, VOBA, and income tax, were as follows for the years ended December 31, 2009, 2008, and 2007.

|  | 2009 | 2008 | 2007 |
|---|---|---|---|
| Fixed maturities, available-for-sale | $ 1,448.9 | $ (1,251.0) | $ (19.9) |
| Equity securities, available-for-sale | 20.2 | (13.7) | (11.8) |
| DAC/VOBA adjustment on available-for-sale securities | (739.7) | 643.1 | 3.9 |
| Sales inducements adjustment on available-for-sale securities | (2.2) | 2.2 | 0.1 |
| Premium deficiency reserve adjustment | - | - | 37.5 |
| Other investments | 0.3 | 0.4 | (1.5) |
| Less: allocation to experience-rated contracts | - | 16.4 | 36.0 |
| Unrealized capital gains (losses), before tax | 727.5 | (635.4) | (27.7) |
| Deferred income tax (liability) asset | (230.7) | 193.7 | 9.7 |
| Net change in unrealized capital gains (losses) | $ 496.8 | $ (441.7) | $ (18.0) |

Changes in unrealized capital gains (losses) on securities, including securities pledged and noncredit impairments, as recognized in Accumulated other comprehensive income (loss), reported net of DAC, VOBA, and income taxes, were as follows for the years ended December 31, 2009, 2008, and 2007.

|  | 2009 | 2008 | 2007 |
|---|---|---|---|
| Net unrealized capital holding gains (losses) arising during the year [1] | $ 513.0 | $ (1,192.0) | $ (66.9) |
| Less: reclassification adjustment for gains (losses) and other items included in Net income (loss) [2] | 16.2 | (750.3) | (48.9) |
| Net change in unrealized capital gains (losses) on securities | $ 496.8 | $ (441.7) | $ (18.0) |

[1] Pretax unrealized capital holding gains (losses) arising during the year were $751.2, $(1,714.8), and $(102.9), for the years ended December 31, 2009, 2008, and 2007, respectively.

[2] Pretax reclassification adjustments for gains (losses) and other items included in Net income (loss) were $23.7, $(1,079.4), and $(75.2), for the years ended December 31, 2009, 2008, and 2007, respectively.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

The reclassification adjustments for gains (losses) and other items included in Net income (loss) in the above table are determined by specific identification of each security sold or impaired during the period.

The following table identifies the amount of noncredit impairments on fixed maturities recognized in Other comprehensive income (loss) as of the dates indicated.

| | **2009** |
|---|---|
| Balance at April 1, 2009[1] | $ - |
| Additional noncredit impairments: | |
| On securities not previously impaired | 53.0 |
| On securities previously impaired | 0.3 |
| Reductions: | |
| Securities sold, matured, prepaid or paid down[2] | (0.8) |
| Securities with additional credit impairments[2] | (5.8) |
| Balance at December 31, 2009 | $ 46.7 |

[1] New guidance on recognition and presentation of OTTI, included in ASC Topic 320, was adopted on April 1, 2009.

[2] Represents realization of noncredit impairments to Net income (loss).